Form 20-F
period 2018-12-31
Viomi Technology Co., Ltd
filed 2019-04-23
CIK 1742770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . .

Commission file number: 001-38649

Viomi Technology Co., Ltd

(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220

People’s Republic of China

(Address of Principal Executive Offices)

Shun Jiang, Chief Financial Officer
Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220
People’s Republic of China
Phone: +86 20 8930 9496
Email: jiangshun@viomi.com.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American depositary shares, each representing three Class A ordinary shares

Class A ordinary shares, par value US$0.00001 per share*

*Not for trading, but only in connection with the listing on the Nasdaq Stock Market of American depositary shares.

The Nasdaq Stock Market LLC (The Nasdaq Global Select Market) The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were 207,800,000 ordinary shares issued and outstanding, being the sum of (i) 90,200,000 Class A ordinary shares, par value US$0.00001 per share, and (ii) 117,600,000 Class B ordinary shares, par value US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes   ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17   ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes   ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes   ☐  No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares of par value US$0.00001 each;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.00001 per share;
•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.00001 per share;
•	“household users” as of a specified date are to households where at least one of our IoT products was connected to the internet;
•	“IoT” are to the Internet of Things, an interconnected network of devices, or “things,” that can communicate with one another through the internet;
•

our “IoT @ Home platform” are to our ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses, powered by advanced AI, proprietary software and data analytics systems;

•

our “IoT-enabled smart home products” and our “IoT products” are to our portfolio of smart home products with internet or Bluetooth interconnectivity and communication capabilities, including our smart water purification systems, smart kitchen products and other smart products (such as smart water kettles);

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
•	“our VIEs” are to Foshan Yunmi Electric Appliances Technology Co., Ltd, or Foshan Viomi, and Beijing Yunmi Technology Co., Ltd, or Beijing Viomi;
•

“Viomi,” “we,” “us,” “our Company” and “our” are to Viomi Technology Co., Ltd, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“our WFOE” are to Lequan Technology (Beijing) Co., Ltd, or Lequan Technology;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
•	“Xiaomi” are to Xiaomi Corporation, an internet company and a principal shareholder of our Company as of the date of this annual report, and/or any of its affiliates.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the IoT-enabled smart home products market and the home appliances market in China;
•	the expected growing application of AI technology in smart home devices;
•	our expectations regarding our relationships with our ecosystem partners;
•	our expectations regarding demand for and market acceptance of our F2C new retail model;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2016 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2016, 2017 and 2018.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss) Income Data:
Net revenues(1)	312,574	873,219	2,561,229	372,515
Cost of revenues	(232,544)	(598,036)	(1,843,432)	(268,116)
Gross profit	80,030	275,183	717,797	104,399
Operating expenses(2):
Research and development expenses(2)	(29,926)	(60,749)	(124,230)	(18,069)
Selling and marketing expenses(2)	(20,929)	(95,296)	(379,554)	(55,204)
General and administrative expenses(2)	(14,386)	(15,818)	(135,532)	(19,712)
Total operating expenses	(65,241)	(171,863)	(639,316)	(92,985)
Other (expenses) income	(481)	2,236	1,829	266
Income from operations	14,308	105,556	80,310	11,680
Interest (expenses) income and short-term investment income	(296)	2,402	8,846	1,287
Income before income tax benefits (expenses)	14,012	107,958	89,411	13,004
Income tax benefits (expenses)	2,247	(14,718)	(24,061)	(3,500)
Net income	16,259	93,240	65,350	9,504
Net income attributable to the Company	16,259	93,240	65,358	9,505
Net (loss) income attributable to ordinary shareholders of the Company	(3,453)	8,033	50,544	7,350
Net (loss) income per share attributable to ordinary shareholders of the Company:
Net (loss) income per ordinary share—basic	(0.28)	0.39	0.70	0.10
Net (loss) income per ordinary share—diluted	(0.28)	0.31	0.64	0.09
Weighted average number of ordinary shares used in computing net (loss) income per share:
Ordinary shares—basic	12,230,136	20,684,681	71,771,033	71,771,033
Ordinary shares—diluted	12,230,136	25,579,806	79,590,780	79,590,780

Notes:

(1)	Includes RMB299.8 million, RMB739.5 million and RMB1,311.9 million (US$190.8 million) from sales to Xiaomi for the year ended December 31, 2016, 2017 and 2018, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	6,863	3,303	93,718	13,631
Research and development expenses	3,464	1,903	14,476	2,105
Selling and marketing expenses	251	615	8,417	1,224
Total	10,578	5,821	116,611	16,960

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	156,930	279,952	940,298	136,761
Amounts receivable from a related party, net	45,021	249,548	260,984	37,959
Short-term investments	—	—	168,993	24,579
Total current assets	276,166	665,431	1,902,728	276,740
Total assets	281,945	671,565	1,923,068	279,699
Total current liabilities	136,886	432,385	851,685	123,873
Total liabilities	136,886	432,845	852,203	123,948
Total mezzanine equity	423,999	407,928	—	—
Class A ordinary shares (US$0.00001 par value; 3,465,454,540, 3,465,454,540 and nil shares authorized as of December 31, 2016, 2017 and 2018, respectively; 33,818,182, 33,818,182 and nil shares issued as of December 31, 2016, 2017 and 2018, respectively; 16,909,090, 25,363,636 and none outstanding as of December 31, 2016, 2017 and 2018, respectively)	1	2	—	—
Post-IPO Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; nil, nil and 90,200,000 shares issued and outstanding as of December 31, 2016, 2017 and 2018, respectively)	—	—	5	1
Post-IPO Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; nil, nil and 117,600,000 shares issued and outstanding as of December 31, 2016, 2017 and 2018, respectively)	—	—	7	1
Total shareholders’ (deficit) equity	(278,940)	(169,208)	1,070,865	155,751

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	15,499	123,906	222,269	32,328
Net cash used in investing activities	(1,609)	(1,234)	(151,821)	(22,081)
Net cash provided by financing activities	12,999	2,671	604,975	87,989
Effect of exchange rate changes on cash and cash equivalents	2,913	(2,321)	14,473	2,105
Net increase in cash and cash equivalents and restricted cash	29,802	123,022	689,896	100,341
Cash and cash equivalents at the beginning of the year	127,128	156,930	279,952	40,718
Cash and cash equivalents and restricted cash at the end of the year	156,930	279,952	969,848	141,059

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.

We have developed an IoT @ Home platform consisting of an ecosystem of IoT-enabled smart home products, complementary consumable products and value-added businesses. We face intense competition from other smart home solution providers, internet companies, and traditional home appliances companies. We also face regional competition from local brands in the various geographies where our products are sold. We compete in various aspects, including brand recognition, value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, customer loyalty, and talents, among others. Intensified competition may result in pricing pressures and reduced profitability and may impede our ability to achieve sustainable growth in our revenues or cause us to lose market share. Our competitors may also engage in aggressive and negative marketing or public relations strategies which may harm our reputation and increase our marketing expenses. Any of these results could substantially harm our results of operations.

Some of our existing and potential competitors enjoy substantial competitive advantages, including: longer operating history, the capability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, more established relationships with a larger number of suppliers, contract manufacturers and channel partners, access to larger and broader user bases, greater brand recognition, greater financial, research and development, marketing, distribution and other resources, more resources to make investments and acquisitions, larger intellectual property portfolios, and the ability to bundle competitive offerings with other products and services. We cannot assure you that we will compete with them successfully.

As we continue to grow, we may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.

Since our founding in May 2014, we have experienced rapid growth. Continued growth of our business and household user base requires us to expand our product portfolio, strengthen our brand recognition, expand our sales channels, enhance our aftersales services capabilities, better manage our supply chain, upgrade our information systems and technologies, secure more space for our expanding workforce, and devote other resources to our business expansions, among others. As we continue to grow, managing our business will become more complicated as we develop a wider product and service mix, some of which we may have less experience in. In addition, as we increase our product and service offerings, we will need to work with a larger number of business partners and maintain and expand mutually beneficial relationships with our existing and new business partners.

We cannot assure you that we will be able to effectively manage our growth, that our current personnel, infrastructure, systems, procedures and controls or any measures to enhance them will be adequate and successful to support our expanding operations or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We have experienced certain operating difficulties in the past in ramping up certain of our contract manufacturers’ production in a timely manner to meet the increasing demand and purchase orders from our customers. As we continue to expand, we may experience similar difficulties if we are unable to manage our growth, which may adversely affect our reputation and results of operations.

We have a limited operating history, which makes it difficult to evaluate our future prospects.

We were established in May 2014 and launched our first product in 2015. As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our future prospects, including our ability to plan for our future growth. Our limited operating experience, substantial uncertainty concerning how the IoT-enabled smart home market in China may develop, and other economic factors beyond our control, may reduce our ability to accurately forecast demand for our products and accordingly, our quarterly or annual revenues. As such, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed and predictable market.

Xiaomi is our strategic partner and our most important customer. Any deterioration of our relationship with Xiaomi could have a material adverse effect on our operating results.

Xiaomi is our strategic partner and our most important customer. We sell a wide range of products to Xiaomi, including Xiaomi-branded water purification systems, water purifier filters, as well as other complementary products such as kettles and water quality meters. We may discuss with Xiaomi to expand the product categories that we collaborate with Xiaomi on, which may lead to increase of revenues from Xiaomi, but there is no assurance that such discussion and expansion of cooperation will materialize. Historically, we recorded RMB299.8 million, RMB739.5 million and RMB1,311.9 million (US$190.8 million) in net revenues from sales to Xiaomi in the year ended December 31, 2016, 2017 and 2018, respectively, which represented 95.9%, 84.7% and 51.2% of our total net revenues during such periods respectively. We recover all our production costs when we sell our products to Xiaomi, and are additionally entitled to a portion of the respective gross profit when Xiaomi sells these products to end-users. Various reasons may lead to Xiaomi’s failure to sell these products, many of which are not within our control, including those related to Xiaomi but unrelated to the products we produced and risks that we could not preempt or prevent with commercially reasonable efforts.

The sales of our products to Xiaomi are governed by a business cooperation agreement, which will be automatically renewed upon the expiration of the current term in August 2019, unless objected by a party at least 30 days prior to the expiration date. We also sell our own Viomi-branded products through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, directly to consumers, pursuant to a commission sales agreement with Xiaomi, which has been renewed up to December 31, 2019. We will initiate good faith negotiations with Xiaomi to renew the agreement near the end of the term. In the past, we successfully replaced a commission sales agreement with Xiaomi for sales through the predecessor of www.xiaomiyoupin.com that expired on December 31, 2017 with the current Youpin commission sales agreement. However, we cannot assure you that we will be able to renew the business cooperation agreement or the commission sales agreement, or on the same or more favorable terms. In addition, both agreements are subject to early termination by Xiaomi under certain circumstances. For more details of the agreements with Xiaomi, including conditions for early termination, please see the section titled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with Xiaomi.” If, for any reason, we cannot maintain our cooperation relationship with Xiaomi or Xiaomi significantly reduces or ceases purchases from us, our business and results of operations may be materially and adversely affected.

Furthermore, Xiaomi sells a broad spectrum of products, including our Xiaomi-branded and our self-branded products, as well as products unrelated to us through its various sales channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi thus far. If Xiaomi dedicates less resources to promoting and selling our products or introduces products that compete with ours, our net revenues may decrease as well. Negative publicity related to Xiaomi, including products offered by Xiaomi unrelated to us, the celebrities Xiaomi are associated with, or even the labor policies or environmental issues of any of Xiaomi’s suppliers or manufacturers, may also have a material adverse effect on the sales of our products and public recognition of our brand.

Xiaomi is also a shareholder of our Company. Xiaomi is a public company listed on the Stock Exchange of Hong Kong. When exercising its rights as our shareholder, Xiaomi may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may at times conflict with the interests of Xiaomi and its public shareholders and other affiliates. Such conflicts may result in losing business opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by Xiaomi or the companies within its ecosystem. Currently, we do not have any formal processes to address such conflicts.

Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth.

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the “Singles’ Day” and “Double Twelve” shopping festivals. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our sales and marketing expenses were RMB379.6 million (US$55.2 million) for the year ended December 31, 2018, representing 14.8% of our net revenues, a substantial increase from 2017. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

In addition, any negative publicity related to our brand, products, contract manufacturers, suppliers, distribution partners, strategic partners, such as Xiaomi, third-party ecosystem partners, or celebrities we are associated with could have an adverse impact on our brand, which may negatively affect our business and results of operations.

If we fail to successfully develop and commercialize new products, services and technologies that are well received by consumers in a timely manner, our operating results may be materially and adversely affected.

Our ability to compete successfully depends in large part on our ability to continue to introduce new and innovative products, services and technologies that are well received by consumers and in a timely manner, and in turn, grow our household user base.

Our ability to roll out new and innovative products and services depends on a number of factors, including significant investments in research and development, quality control of our products and services and effective management of our supply chain. The execution of such initiatives can be complex and costly. As such, we could experience delays in completing the development and introduction of new products, services and technologies in the future. We may need to devote an even greater portion of our resources to the research and development of new or enhanced products, services and technologies, which may adversely affect our profitability. In addition, our research and development efforts may not yield the benefits we expect to achieve in a timely manner, or at all. To the extent we are unable to execute our strategy of continuously introducing new and innovative products, diversifying our product portfolio and satisfying consumers’ changing preferences, we may not be able to grow our household user base and our competitive position and results of operations may be adversely affected.

Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

We strive to continue to expand and diversify our IoT-enabled smart home product offerings to cover additional scenarios in the home environment. Expanding into new product categories and scenarios and substantially increasing our product lines involve new risks and challenges. Our potential lack of familiarity with new products and scenarios and the lack of relevant customer data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, resulting in inventory buildup and possible inventory write-downs. We may not be able to effectively control our costs and expenses in rolling out these new product categories and scenarios. We may have certain quality issues and experience higher return rates on new products, receive more customer complaints and face costly product liability claims, such as injury allegedly or actually caused by our products, which would harm our brand and reputation as well as our financial performance.

Furthermore, we may need to price our new products more aggressively to penetrate new markets, and gain market share or remain competitive. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations.

We operate in the emerging and evolving IoT-enabled smart home products market in China, which may develop more slowly or differently than we expect. If the IoT-enabled smart home products market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected.

The IoT-enabled smart home products market in China has experienced rapid growth in recent years. However, the growth rate may decrease due to uncertainties with respect to China’s macro-economy, disposable income growth, the acceptance of IoT technology and products, and pace of development of technologies and other factors. Furthermore, the IoT-enabled smart home products market is constantly evolving, and it is uncertain whether our products and services will achieve and sustain high levels of demand and market acceptance. Our ability to expand the sales of our IoT products to a broader consumer base depends on several factors, including Chinese consumers’ receptiveness towards and adoption of smart home AI and IoT technology, the market awareness of our brand, the timely introduction and market acceptance of our products and services, the network effects of our products and services, our ability to attract, retain and effectively train sales and marketing personnel, the effectiveness of our marketing programs, our ability to develop effective relationships with distribution partners and expand our network of offline experience stores, the cost and functionality of our products and services and the success of our competitors. If we are unsuccessful in developing and marketing our IoT products to consumers, or if these consumers do not perceive or value the benefits of our holistic IoT @ Home approach, the market for our products and services may not continue to develop or may develop more slowly than we expect, either of which would adversely affect our profitability and growth prospects.

If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected.

User engagement is important to our business model, as we utilize the data generated through users’ interaction with our products to enhance algorithms and data analytics capabilities of our software to deliver a better user experience. In addition, our value-added businesses ecosystem and the virtuous cycle that we anticipate it to create depend heavily on the level of user engagement with the products and services provided by us.

Many factors may prevent users from continually engaging and habitually using our products, including:

•	technical glitches may occur, which may prevent our products and services from operating in a smooth and reliable manner, and hence adversely affect user experience;
•	we may be unable to identify and meet evolving user demands and preferences;
•

we may not successfully develop functionalities that could further enhance user engagement and generate recurring revenues, or the new or updated products and services we introduce may not be favorably received by users;

•

we may not be able to continue to successfully drive organic growth of users through word-of-mouth referrals, which may cause the growth of our user base to slow down or stall or require us to increase our promotion and advertising spending or devote additional resources to acquire users;

•	we may be unable to prevent or combat inappropriate use of our products and services, which may lead to negative public perception of us and damage our brand or reputation;
•	our competitors may launch or develop similar or disruptive products and services with better user experience, which may result in a loss of existing users or declines in new user growth;
•

we may fail to address user concerns related to privacy and communication, data safety or security, and as a result, users may be deferred from using our products and services in scenarios that we hope to capture; and

•

we may be compelled to modify our products and services to address requirements imposed by legislation, regulations, government policies or requests from government authorities in manners that may compromise user experience or make our products less affordable.

If we are unable to adapt to technological changes and implement technological enhancements to our products and services, our ability to remain competitive could be adversely affected.

The IoT-enabled smart home products market, together with the broader home appliances market, is characterized by rapid technological changes, frequent introductions of new products and evolving industry standards. However, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, voice- and gesture-control and facial- and image-recognition are important features of our IoT @ Home platform, and the technologies supporting them have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

We are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and components, any of which could disrupt our supply chain and have a material adverse impact on our results of operations.

Our product portfolio includes various product categories and product lines. Mass production of our products requires timely and adequate supply of various types of raw materials and components. A substantial majority of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components and raw materials are sourced from a limited number of suppliers or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead times, cost increases and quality control issues with our suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of these relationships, such suppliers may choose to limit or terminate their relationships with us or prioritize our competitors’ orders in the case of supply shortages.

In the event of a component or raw material shortage or supply interruption from suppliers, we will need to identify alternative sources of supply, which can be time-consuming, difficult to locate, and costly. We may not be able to source these components or raw materials on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill customer orders in a timely manner. This could cause delays in shipment of our products, harm our relationships with our customers, network partners and other business partners, and adversely affect our results of operations.

Moreover, the market prices for certain raw materials have been volatile. For example, we have experienced significant increases in the market prices for certain material raw materials used in manufacturing refrigerators recently, and we may not be able to recover these costs through selling price increases to our customers, which would have a negative effect on our financial results.

We rely on certain contract manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

We rely on certain contract manufacturers to produce a majority of our products. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our contract manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, or other problems. We may be unable to pass the cost increases to our customers. We may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to renew contracts with our contract manufacturers for our existing products or identify contract manufacturers who are capable of producing new products we target to launch in the future.

While we have constant access to each manufacturing facility of our contract manufacturers, and have quality control teams to continually monitor the manufacturing processes at our contract manufacturers’ facilities, any failure of such partners to perform may have a material negative impact on our cost or supply of finished goods. In addition, if such failure affects our supplies to Xiaomi, our relationship with Xiaomi may be adversely affected.

Furthermore, although our agreements with our contract manufacturers contain confidential obligations, and we have adopted security protocols to ensure knowhow and technologies for manufacturing our products could not be easily leaked or plagiarized, we cannot guarantee the effectiveness of these efforts and, any leakage or plagiary of our knowhow and technologies could be detrimental to our business prospects and results of operations.

We may from time to time enter into contracts with some customers that provide certain favorable terms to such customers, which may, in certain situations, adversely affect our results of operations or profitability.

We may from time to time enter into contracts with some customers that provide certain favorable terms to such customers to expand our sales channels and increase our market penetration, which may, in certain situations, adversely affect our results of operations or profitability. For example, our contract with a leading e-commerce platform provides, among others, return or discount clearance of certain slow-moving products and potential payment of various consideration to the platform including payment for gross margin guarantee on certain products, monthly compensation for promotion and marketing activities, and fees for advertising through such platform. For more details on the contract, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

Our business may be adversely impacted by product defects.

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. While we maintain a reserve for product warranty costs based on certain estimates and our knowledge of current events and actions, our actual warranty costs may exceed our reserve, resulting in current period expenses and a need to increase our reserve for warranty costs.

Moreover, since our products combine hardware and software, any glitches in the software may intervene and disrupt our efforts to integrate our products in consumers’ lifestyles. We rely on the connectivity and network effects of our products and services to attract consumers to expand their collection of our products, which we believe will reinforce a positive smart home experience. Any failure or defects that a consumer experiences in one product, however, may prevent this connectivity or network effect from being realized. As a result, we may be prevented from providing holistic IoT @ Home solutions to our customers and our business prospectus, results of operations and financial condition could be adversely affected.

We are exposed to potential liabilities arising from the products we sell, and costs related to defective products could have a material adverse impact on us.

Disputes over warranties of our products can arise in the ordinary course of our business. In extreme situations, we may be exposed to various liabilities relating to potential personal injuries as a result of misuse or quality defects of the products we sell. We may experience material product liability losses, and we may be unable to defend these claims at a contained level of cost or at all. Although we have product liability insurance, we cannot assure you that our insurance coverage will be sufficient or that we will be able to obtain sufficient coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business, results of operations and financial condition. Although we historically had insignificant volumes of product replacements or product returns, the cost of product replacements or product returns in the future may be substantial, particularly given our increasing product categories and models, and we could incur substantial costs to implement modifications to fix defects in our products.

Our consumers may experience service failures or interruptions due to defects in the software, infrastructure, components or processes that compromise our products and services, or due to errors in product installation, any of which could harm our business.

Our products and services may contain undetected defects in the software, infrastructure, components or processes. Sophisticated software and applications, such as those offered by us, often contain “bugs” that can unexpectedly interfere with the software and applications’ intended operations. Our internet services may from time to time experience outages, service slowdowns or errors. Defects may also occur in components or processes used in our products or for our services. There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our products and services, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, lost market share to our competitors, and harm to our reputation.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within seven days after completing direct online purchases from us. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. These policies improve users’ shopping experience and promote customer loyalty, which in turn help us acquire and retain users. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in loss of existing users or failure to acquire new users at a desirable pace, which may materially and adversely affect our results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or manage our inventory.

To ensure adequate supply for our products, we must forecast consumer demand for our products, including Xiaomi’s demand. Our ability to accurately forecast demand for our products could be affected by many factors, including changes in consumer perception of our products or our competitors’, sales promotions by us or our competitors, our sales channel inventory levels, and unanticipated changes in general market and economic conditions, among others.

We manage our inventory by constantly monitoring and tracking our current inventory levels, while keeping a small portion of reserve stock, based on our forecast customer demand. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. For example, our inventory level could increase in the fourth quarter as we prepare for large online sales promotion events, and it would be difficult for us to forecast the sales that we may achieve in those events. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected. We have experienced inventory shortage of popular products in the past. Such arrangement may lead to loss of consumer confidence and further uncertainty with respect to our inventory level.

As market competition for products similar to ours intensifies, we expect that it will become more difficult to forecast demand. In addition, as we continue to introduce new product and services and expand our products portfolio, we may face increasing challenges managing the production plan and appropriate inventory levels for our product portfolio.

Our efforts to manage and expand our customer base and sales channels may not be successful.

We sell our products via multiple online and offline sales channels, including sales to Xiaomi and other online sales channels and through online direct sales, together with a network of Viomi offline experience stores. Historically, Xiaomi has been our most important customer. In the years ended December 31, 2016, 2017 and 2018, we generated a substantial portion of our net revenues from sales to Xiaomi of Xiaomi-branded products.

Although we have devoted significant resources to expanding and diversifying our customer base and sales channels, we cannot assure you that such efforts would succeed. Our current agreements with third-party online sales generally do not prohibit them from working with our competitors or from selling competing products. Our competitors may be more effective in providing incentives to our third-party online sales to favor our competitors’ products and promote their sales. Pursuing, establishing and maintaining relationships with our online sales partners requires significant time and resources. We cannot assure you that we will be able to renew those agreements upon their expiry on commercially acceptable terms, or at all.

In addition, we have been adding offline experience stores and cooperating with more network partners. With the increased scale of operations, we will be required to invest additional resources in managing our network partners, and hence we may not be able to expand as fast or as successfully as we expect. In addition, our sales network management systems may not be effective.

We face risks associated with our network partners and their personnel for our network of Viomi offline experience stores.

We rely on third-party network partners to operate our network of Viomi offline experience stores. We rely on these network partners to directly interact with and serve end customers, but the interest of a network partner may not be entirely aligned with ours. We set standards of practice of our network partners and provide incentives and periodic evaluation. However, our control over the network partners may not be as effective as if we directly owned and operated these offline experience stores.

Our network partners carry out a significant amount of direct interactions with end users of our products, and their performance directly affects our brand image. However, we do not directly supervise their interactions or services provided. Although we have established and distributed service standards across our network and provide extensive ongoing training to our third-party network partners, we may not be able to successfully monitor, maintain and improve the services they provide. We may experience service disruptions, customer complaints and reduced sales, and our reputation may be materially and adversely affected if end users of our products are unsatisfied with our network partners’ performance.

Our offline experience stores may not be successful due to factors beyond our control, such as underperformance of the stores or adverse market conditions. We may also have disputes with our network partners. Suspension or termination of a network partner’s services in a particular area may cause interruption to or failure in our services in the corresponding area. We may not be able to promptly replace our network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. Any service disruptions associated with our network partners could result in our customer satisfaction, reputation, operations and financial performance being materially and adversely affected.

We may not be successful in monetizing our household user base.

It is an important growth strategy for us to continue to grow our user base and enrich our value-added businesses ecosystem, key components of our IoT @ Home platform, which enable us to differentiate our offerings and create additional monetization opportunities for us, including the sale of complementary products and provision of value-added services. While we have successfully grown our household user base from approximately 113 thousand as of December 31, 2016 to over 1.7 million as of December 31, 2018, there is no assurance that we will be successful in monetizing this user base through such offerings, for example, if:

•	we are not able to increase or maintain the amount of time our household users spend interacting with our IoT products;
•	we are not able to incentivize our household users to engage in relevant consumption activities related to our IoT @ Home platform; or
•	we are not able to maintain or attract ecosystem partners to supply products or services on our IoT @ Home platform that are attractive to our household users.

If we fail to expand or maintain the pool of our ecosystem partners, our net revenues growth may be adversely affected and the number of application scenarios of our products may not grow as quickly as we expect, or at all, which may reduce the attractiveness of our products. Any underperformance of or negative publicity about our ecosystem partners may also adversely affect our operating results.

Various of our IoT products allow users to directly access various media and entertainment content, as well as purchase and order products from us and our ecosystem partners. We have been actively seeking ecosystem partners on this front to expand our offerings and potentially create additional revenues streams for us. If we fail to expand and maintain the pool of our ecosystem partners, the ecosystem that we strive to establish may not succeed, which in turn may affect the willingness of consumers to purchase our products, and in turn increase the difficulty for us to attract suitable ecosystem partners.

In addition, as we associate ourselves with these ecosystem partners in providing services, any negative publicity on them may also have adverse impact on our own reputation and results of operations. Furthermore, although products that these ecosystem partners offer are not our products, customers may still associate us with any dissatisfaction with the products and services offered by our ecosystem partners. Moreover, we may be subject to litigation or potential sanctions under PRC law if we were to negligently participate or assist in infringement activities associated with counterfeit or defective goods.

We depend on third party service providers for logistics and aftersales services.

We outsource a majority of our transportation and logistics services, as well as installation and after-sale services, for our products to third-party service providers. We rely on these outsourcing partners to bring our products to our customers and in some cases, install them for our customers, and provide after-sale services. While these arrangements allow us to focus on our main business, they also reduce our direct control over the logistics and aftersales services provided to our customers. Any failure of our logistics partners to perform may have a material negative impact on the timely delivery of our products and customer satisfaction. In addition, logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons including, natural and man-made disasters, information technology system failures, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. We may also be unable to pass any increase in logistics costs to our customers. Errors that occur in product installation or product maintenance processes can compromise our products and services, adversely affect customer experience, and harm our business.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and service.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage our user relationships and subject us to significant reputational, financial, legal and operational consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our platform, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume, could cause outages or delays in our services, which could harm our brand and adversely affect our operating results.

We rely on cloud servers maintained by KSYUN and Alibaba Cloud Services to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

Due to the ever-changing cyber threat landscape, our products may be subject to potential vulnerabilities of IoT products, and our services may be subject to certain risks, including hacking or other unauthorized access to control or view systems and obtain private information.

Companies that collect and retain sensitive and confidential information are under increasing attack by cyber-criminals around the world. IoT products, being connected to the internet, are particularly vulnerable to cyberattack. While we implement security measures within our products, services, operations and systems, those measures may not prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, distributed denial of service attacks, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss that could disrupt the function of our products or services, and be detrimental to our reputation, business, financial condition, and results of operations.

Third parties, including distribution partners, ecosystem partners and our other business partners, could also be a source of security risk to us in the event of a failure of their own products, components, networks, security systems, and infrastructure. In addition, we cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography, or other developments will not compromise or breach the technology protecting the networks that access our products and services. A significant actual or perceived (whether or not valid) theft, loss, fraudulent use or misuse of customer, employee, or other data, whether by us, our business partners, or other third parties, or as a result of employee error or negligence or otherwise, non-compliance with applicable industry standards or our contractual or other legal obligations regarding such data, or a violation of our privacy and information security policies with respect to such data, could result in costs, fines, litigation, or regulatory actions against us. Such an event could additionally result in unfavorable publicity and therefore materially and adversely affect the market’s perception of the security and reliability of our services and our credibility and reputation with our customers, which may lead to customer dissatisfaction and could result in lost sales and increased customer revenues attrition.

We collect, store, process and use a variety of user data and information, which subjects us to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.

Exploring growth opportunities by expanding our user base is one of our key strategies. Due to the volume and sensitivity of the information and data of our users we collect and manage and the nature of our products, the security features of our website, Viomi Store mobile app, e-commerce platform, IoT @ Home platform, and information systems are critical to our success. We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, our website, Viomi Store mobile app, e-commerce platform, IoT @ Home platform and information systems may be targets of attacks, such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our user data for financial gain or to harm our business operations or reputation. The loss, misuse or compromise of such information may result in costly investigations, remediation efforts and notification to affected users. If such content is accessed by unauthorized third parties or deleted inadvertently by us or third parties, our brand and reputation and our sales could be adversely affected. Cyber-attacks could also adversely affect our operating results, consume internal resources, and result in litigation or potential liability for us and otherwise harm our business.

In addition, according to our business cooperation agreement with Xiaomi, both Xiaomi and us can collect and use user data of all products we develop and sell to Xiaomi. Consequently, any leak or abuse of user data by Xiaomi may be perceived by consumers as a result of the compromise of our information security system. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information or other customer data, could cause our users to lose trust in us and could expose us to legal claims.

A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of data. Those breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Any failure to comply with applicable regulations, whether by us, our business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us, harm to our reputation and even our business partners to cease cooperation with us.

Our intellectual property and proprietary rights may not adequately protect our products, and our business may suffer if third parties infringe our intellectual property and proprietary rights.

We may not have sufficient intellectual property rights in all countries and regions where unauthorized third-party copying or use of our proprietary technology may occur and the scope of our intellectual property might be more limited in certain countries and regions. Our existing and future patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty. Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property against unauthorized use.

According to our business cooperation agreement with Xiaomi, Xiaomi and we have joint ownership over all technology properties (other than industrial designs) and related intellectual properties generated from the process of design, development, manufacturing and sales of Xiaomi-branded products and certain of our self-branded products we supply to Xiaomi. We believe we have properly filed or registered those patents we jointly own with Xiaomi. Nevertheless, we may face claims from Xiaomi for joint ownership of more intellectual properties related to Xiaomi-branded products and certain of our self-branded products we supply to Xiaomi. In addition, Xiaomi may use these intellectual properties and user data to develop and manufacture competing products on its own and although the business cooperation agreement forbids the parties to license any third party to use the jointly owned intellectual properties without prior consent of the other party, we cannot ensure the compliance of Xiaomi with such agreement.

Under a license agreement effective from June 24, 2018, we have obtained an exclusive and royalty-free right to use 11 patents owned by our founder and CEO Mr. Xiaoping Chen. If, for any reason, we are no longer able to use such patents or are charged significant fees for the use, our business and results of operations could be adversely affected.

We may encounter claims alleging our infringement of third-party intellectual properties from time to time.

We may encounter claims from time to time relating to our use of intellectual properties of third parties, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our contract manufacturers from infringing third-party copyright or other intellectual property rights. However, we cannot ensure that they will strictly comply with our policy. In addition, any misconduct of our employees could also result in us infringing third-party intellectual property rights. Therefore, liabilities and expenses may be incurred in respect of the unauthorized use of third parties’ intellectual properties or defending against relevant claims. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to further claims in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources. If we are found to have infringed intellectual property rights of third parties, we may be subject to monetary damages and may be required to cease production and sales of the relevant products. For example, in May 2018, a Chinese household electronic appliance producer brought some claims against us and certain other parties alleging that a type of our dishwashers infringed their utility model and industrial design patents, and required us to compensate their economic losses, litigation related expenses and litigation fees, and to cease selling this product. While we do not expect the outcome of this litigation to have a material adverse impact on our reputation or results of operations, other similar lawsuits that may be brought against us in the future could have a negative impact on us.

We rely on technology that we license from third parties, including artificial intelligence, that is integrated with our internally developed algorithms, software, or products.

We rely on technology that we license from third parties. For example, for our voice recognition technologies, we have incorporated speech synthesis engine and Q&A components provided by AISpeech and iFLYTEK. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. If we are unable to continue to license those technologies on commercially reasonable terms, we will face delays in releases of new products or functions or we will be required to delete this functionality from our products until equivalent, non-infringing technology can be licensed or developed and integrated into our current products. This effort could take significant time (during which we would be unable to continue to offer our affected products or services) and expenses and may ultimately not be successful.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

A portion of the technologies we use incorporates open source software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.

Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If an author or any third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we may need to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our pricing policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We may engage in acquisition and investment activities, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our operating results.

As part of our business strategy, we may acquire or make investments in other companies, products, or technologies along our product value chain to complement our business, enhance the features and functionality of our products, and accelerate the expansion of our platform and network of strategic partners. We may not be able to find suitable acquisition or investment candidates and we may not be able to complete acquisition and investment on favorable terms, if at all. If we do complete acquisition and investment as we expect, we may not ultimately strengthen our competitive position or achieve our goals; and any acquisition and investment we complete could be viewed negatively by users or investors. In addition, if we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected. Acquisitions and investments are inherently risky and may not be successful, and they may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to greater-than-expected liabilities and our expenses, and adversely impact our business, financial condition, operating results, and cash flows.

Our results of operations may be subject to seasonality.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our IoT products. While seasonality has not been particularly prevalent in our historical results of operations due to the rapid growth of our business, we generally expect to experience higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals across online e-commerce platforms such as “618,” “Singles’ Day” and “Double Twelve,” which are highly popular among Chinese consumers. Given the impact of this seasonality, our quarterly results of operation and financial position at the end of a particular quarter may not necessarily be representative of the results we expect at year end or in other quarters of a year. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.

Higher labor costs and increasing raw material prices may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. Given that substantially all of our contract manufacturers are currently located in China, rising labor costs in China will increase our personnel expenses. In addition, we have witnessed growing inflation rates in many areas of the world, and particularly in China, where we procure most of our raw materials, which adversely affects our costs of raw materials. We may not be able to pass on rising costs as a result of higher labor costs and increasing raw material prices to end consumers in the form of higher retail sale prices. Accordingly, our profitability may be adversely affected if labor costs and raw material prices continue to rise in the future.

Certain of our directors may have conflicts of interest.

One of our directors, Mr. De Liu, is also a director of Xiaomi. This association may give rise to potential conflicts of interest, especially with regard to our business cooperation with Xiaomi. Directors of our Company are required by law to act honestly and in good faith with a view to the best of our interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. Our code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, our audit committee charter provides that most related party transactions must be pre-approved by the audit committee, a majority of which consist of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Xiaomi, Mr. Liu will still be entitled to vote in our board meeting, and we cannot assure you that Mr. Liu’s decision will not be impacted by any potential conflict of interest arising from his relationship with Xiaomi.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures and (iii) lack of an effective control procedure to track and estimate warranty provision relating to our products sold to ensure accuracy.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weaknesses. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are now subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expense and have dilutive impact to you.

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 30,400,000 ordinary shares underlying the awards may be issued. As of December 31, 2018, there are 13,260,000 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of $0.4258 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our Company.

Our future success depends, in part, on our ability to continue to attract, motivate and retain highly skilled personnel. In particular, the growth of our ecosystem may require us to hire experienced personnel with a wide range of skills.

We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. The loss of any key personnel, especially our founder, chairman, and chief executive officer Mr. Xiaoping Chen, could be disruptive to our operations and research and development activities, reduce our employee retention and revenues, and impair our ability to compete. In addition, if any of our senior management or key personnel joins a competitor or forms a competing company, we may lose know-how, trade secrets, business partners and key personnel. Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

Although we maintain property insurance, product liability insurance and public liability insurance, we cannot assure you that our insurance coverage is sufficient. In addition, we do not have business disruption insurance or insurance policies covering damages to our IT infrastructure or information technology systems. Any disruptions to our IT infrastructures or systems or other business disruption event could result in substantial cost to us and diversion of our resources.

We face risks related to natural disasters, health epidemics and other acts of god, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics and other acts of god. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the IoT-enabled smart home products industry in particular.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate our business in China through our consolidated affiliated entities, in which we have no ownership interest. Although our provision of e-commerce services falls within the permitted category according to the Negative List (as defined elsewhere in this annual report) that took effect on July 28, 2018, foreign investments in this business are still restricted by other qualifications and requirements under related regulations in China. Our WFOE has entered into a series of contractual arrangements with our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of our VIEs in China and our WFOE, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	levying fines or confiscating our income or the income of our PRC subsidiary or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
•	revoking or suspending the business licenses or operating licenses of our PRC subsidiary or our VIEs;
•	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIEs;
•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operation control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of our VIEs as their nominee shareholders because although they remain the holders of equity interests on record in our VIEs, pursuant to the terms of the relevant shareholder voting proxy agreements, each such shareholder has irrevocably authorized any person designated by our WFOE to exercise the rights as a shareholder of the VIEs. However, if our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China (the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of our Company from pursuing claims under the United States federal securities laws). Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, which means parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Shareholders of our VIEs may have potential conflicts of interest with us. For instance, Mr. Xiaoping Chen, our founder, chairman of our board of directors, and chief executive officer, holds 100% of equity interests in one of our VIE and 60% in another. The remaining 40% in the latter is held by affiliates or employees of certain of our principal shareholders, Red Better Limited and Shunwei Talent Limited. Conflicts of interests may arise between their roles in our Company or in our principal shareholders and their positions as nominal shareholders of our VIEs. These shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. Two nominee shareholders of our VIEs, namely Mr. Xiaoping Chen and Mr. De Liu, are also our directors. We rely on them to abide by the laws of the Cayman Islands, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of our contractual arrangements with our VIEs and their shareholders. For example, in the event that any of the shareholders of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of our VIEs held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or any third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our effective control over the VIEs. Similarly, if any of the equity interests of our VIEs is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, the spouse of Mr. Chen has executed spousal consent letters, under which she agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under these contractual arrangements, including claiming community property ownership on the equity interest, and renounce any and all right and interest related to the equity interest that she may be entitled to under applicable laws. We cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our wholly-owned PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our wholly owned PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as our WFOE, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIEs and their subsidiaries hold substantially all of our assets, some of which are material to the operation of our business. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of any of their material assets outside the ordinary course of operation or equity interests in the business operation without our prior consent. If our VIEs undergo voluntary or involuntary liquidation proceedings, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiary and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiary and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. For example, the Foreign Investment Law, which was promulgated on March 15, 2019 by the State Council and will come into force on January 1, 2020, will replace the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, Cyberspace Administration of China (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location where senior management personnel and departments that are responsible for the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we are not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Tax—PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax, unless a reduced rate is available under an applicable tax treaty, from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under former SAT Circular 698 (which was repealed by the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source by SAT). SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under former SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than former SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity of a same listed foreign enterprise by a non-resident enterprise through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, SAT issued a Public Notice of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which, among others, repealed the Circular 698 on December 1, 2017. SAT Public Notice 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under Circular 698. And certain rules stipulated in SAT Public Notice 7 are replaced by SAT Public Notice 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 and SAT Public Notice 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Public Notice 7 and SAT Public Notice 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided various tax incentives to our VIE entity—Foshan Viomi in China. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Foshan Viomi has obtained High and New Technology Enterprise status since November 31, 2016 and is thus eligible to enjoy a preferential tax rate of 15% for the periods presented, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our PRC subsidiary or VIE in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary or VIE in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended by Ministry of Commerce in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that all these PRC residents will comply with SAFE Circular No. 37 or the subsequent implementation rules to complete the applicable registrations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiary in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into the subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of our initial public offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Employee Share Incentive Plan of Overseas Publicly Listed Company.”

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain social insurance or housing fund contributions for all of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in China, and none of our eight lease agreements for these properties has been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The ownership certificates or other similar proof of three of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of December 31, 2018, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and VIEs. We may make loans to our PRC subsidiary and VIEs subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise, or FIE, shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or VIEs or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. However, we cannot predict if the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based affiliates of the Big Four accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;
•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
•	announcements of new products and services and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	failure on our part to realize monetization opportunities as expected;
•	changes in revenues generated from our significant business partners;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	detrimental negative publicity about us, our management, our competitors or our industry;
•	regulatory developments affecting us or our industry; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters (and in certain situations, give certain holders of Class B ordinary shares control over the outcome of matters put to a vote of shareholders) and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. One of our key strengths is our visionary and professional management team led by the founder and CEO Mr. Xiaoping Chen and supported by our strategic partner Xiaomi. The dual-class share structure ensures that the vision of the management team and the proven strategies can be consistently implemented, especially during the phase of our rapid growth. Furthermore, the dual-class structure enables us to better focus on long-term strategies by serving as effective defense against corporate actions which might not be in our long-term interest. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by Mr. Xiaoping Chen or Viomi Limited to any person who is not Mr. Chen Xiaoping or his affiliate(s), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Xiaoping Chen or his affiliate(s), such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder other than Mr. Xiaoping Chen or his affiliate(s) to any person, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Conversion of Class B ordinary shares to Class A ordinary shares will increase the voting power of holders of Class A ordinary shares and ADSs, while at the same time increasing the relative voting power of individual Class B ordinary shareholders who retain their shares.

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 92.9% and 66.2%, respectively, of the aggregate voting power of our Company. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our proposed dual-class voting structure gives disproportionate voting power to the holders of our Class A and Class B ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying your Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Because we do not expect to pay regular dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

On March 18, 2019, our board of directors declared a special cash dividend of US$0.0333 per ordinary share (or US$0.1 per ADS) on our outstanding ordinary shares. Going forward, we intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. We do not have any present plan to pay regular cash dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as it falls due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933 but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under U.S. federal securities laws in federal courts.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2018, nor do we presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive foreign investment company considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our operation in May 2014 through Foshan Yunmi Electric Appliances Technology Co., Ltd, or Foshan Viomi, a PRC domestic company, to develop, manufacture and sell IoT products, including smart water purification systems. Foshan Viomi was established by Mr. Xiaoping Chen and Tianjin Jinxing Investment Co., Ltd., or Tianjin Jinxing, a subsidiary of Xiaomi. Certain equity interests in Foshan Viomi under Mr. Chen’s name were held by Mr. Chen on behalf of our management.

In January 2015, we incorporated Viomi Technology Co., Ltd as our offshore holding company in order to facilitate foreign investment in our company. Subsequently, we established Viomi HK Technology Co., Limited, or Viomi HK, as our intermediate holding company, which in turn established a wholly-owned PRC subsidiary, Lequan Technology (Beijing) Co., Ltd., or Lequan Technology or our WFOE, in April 2015.

In January 2015, we formed a PRC domestic company, Beijing Yunmi Technology Co., Ltd, or Beijing Viomi, to develop and manage our big data, software and product design. In July 2015, we issued class A ordinary shares of Viomi Technology Co., Ltd. in exchange for the equity interests in Foshan Viomi held by Mr. Chen on behalf of the management, class B ordinary shares in exchange for the equity interests in Foshan Viomi owned by Mr. Chen, and class B ordinary shares to Red Better Limited and Shunwei Talent Limited in exchange for the equity interests in Foshan Viomi held by Tianjin Jinxing. Concurrently, we obtained control over Foshan Viomi and Beijing Viomi by entering into a series of contractual arrangements with them and their respective shareholders. In September 2018, Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Xiaoping Chen and Tianjin Jinxing Investment Company, an affiliate of our principal shareholder, Red Better Limited, to Mr. Xiaoping Chen alone. Concurrently, we entered into a series of contractual arrangements in substantially the same forms with Foshan Viomi and Mr. Xiaoping Chen. We collectively refer to Foshan Viomi and Beijing Viomi as our VIEs in this annual report. We use contractual arrangements with VIEs due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

On September 25, 2018, our ADSs commenced trading on the Nasdaq Stock Market under the symbol “VIOT.” We raised from our initial public offering approximately US$91.4 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us.

In July 2018, we established Guangdong Lizi Technology Co., Ltd. (“Guangdong Lizi”), a subsidiary of Foshan Viomi, as a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters. Guangdong Lizi began commercial manufacturing operations in January 2019.

In January 2019, we established Guangdong AI Touch Technology Co., Ltd. (“Guangdong AI Touch”), a subsidiary of Foshan Viomi, for the development, production and supply of touch screen components for our smart products. Guangdong AI Touch has begun its pilot run and is expected to commence commercial manufacturing operations during the first half of 2019.

Our principal executive offices are located at Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, 510220, People’s Republic of China. Our telephone number at this address is +86 20 8930 9496. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.viomi.com/

B.	Business Overview

We have developed a unique IoT @ Home platform, consisting of an ecosystem of innovative IoT products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing us to grow our household user base and capture various additional scenario-driven consumption events in the home environment. As of December 31, 2018, our IoT @ Home platform had over 1.7 million household users.

Powered by advanced AI, proprietary software and data analytics systems, our IoT @ Home platform generates extensive and deep consumer behavior data and insights, enabling us to continue to enhance our products and offer additional bespoke value-added businesses over time.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi gives us access to Xiaomi’s ecosystem users, market and data resources and related support. Meanwhile, our strong research and development capabilities and innovative products and services also enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

Our Business Model

We operate a highly scalable business model based on three key pillars: 1) our IoT-enabled smart home products; 2) complementary consumable products and value-added businesses ecosystem; and 3) a factory-to-consumer, or F2C, new retail sales strategy.

IoT-enabled smart home products

We generate a significant portion of our revenues through sales of our IoT products. Aimed at China’s young, modern, “new middle-class” consumers, our portfolio of innovative IoT products form the core of our IoT @ Home platform. We have successfully brought to market an extensive range of IoT products, including our smart water purification systems, smart kitchen products, including smart refrigerators and range hoods, and other smart products such as smart washing machines, water heaters and other smart devices. These products engage users across a wide spectrum of essential daily activities and create new consumption scenarios for the home environment. We think of customers’ initial purchases of our products as the start of our relationship with them rather than the end, as that first purchase drives broad home-wide adoption of our products and long-term customer loyalty. The inherent connected nature, synergies, and network effects within our IoT @ Home platform are demonstrated by the fact that the percentage of our household users possessing at least two of our IoT products increased from 3.5% as of March 31, 2016 to 14.3% as of December 31, 2018.

Consumable products and value-added businesses ecosystem

In addition to our IoT products, we offer a suite of complementary consumable products and value-added businesses. Consumable products, such as water purifier filters, are complementary, and often essential, to our IoT products, allowing us to generate additional, recurring and ongoing revenue streams for us beyond the initial sales of the IoT products with minimal customer acquisition costs. Our value-added businesses consist of sales of other products such as water quality meters and water filter pitchers, provision of installation services, and services related to our e-commerce platform embedded within various of our IoT products.

We believe home is the most important and natural consumption environment. Hence, in addition to facilitating sales of our IoT products, our IoT @ Home platform, together with our vibrant partner ecosystem, is also set up to capture scenario-driven consumption events in the home environment. For example, users can easily and directly access various media and entertainment content, as well as purchase products, including our consumable products together with other fast-moving consumer goods, supplied by us or our ecosystem partners, through platforms and interfaces integrated and embedded within various of our IoT products. This unique aspect of our business model allows us to capture users’ consumption events and purchasing behavior across the entire life cycle of our core products and differentiates us from hardware-focused peers.

F2C new retail

At the heart of our omnichannel F2C new retail experience is our network of approximately 1,500 Viomi offline experience stores across China, the majority of which were stand-alone stores, as of December 31, 2018. These stores, operated by our third-party network partners, enable consumers to physically test our IoT @ Home lifestyle experience firsthand. After experiencing our products in this home lifestyle environment, consumers can then purchase the products they like by either directly placing orders with the store or scanning the QR code, after which the selected products will be delivered to them directly. We also sell our products directly to customers through our online platforms as well as through other platforms at prices consistent with the network of Viomi offline experience stores, subject to occasional sales promotions offered through different sales channels.

Our efficient omnichannel F2C new retail strategy enhances our brand awareness and cuts out unnecessary layers of middlemen, preserving profitability for us, supports attractive pricing of our products, and also promotes bundled product sales.

Our IoT @ Home platform

Our unique IoT @ Home platform consists of an ecosystem of innovative IoT products together with a suite of complementary consumable products and value-added businesses.

Powered by our advanced software, innovative AI technology and powerful data analytics capabilities, our IoT @ Home platform generates extensive and deep consumer behavior data and insights, which enable us to continue enhancing our products and offering additional bespoke value-added businesses over time. As of December 31, 2018, our IoT @ Home platform had over 1.7 million household users.

We generate a significant portion of our net revenues through sales of our IoT products, which form the core of our IoT @ Home platform. We have successfully brought to market an extensive range of IoT products that engage users across a wide spectrum of essential daily usage activities. We also sell a range of consumable products complementary, and often essential, to our IoT products, such as water filters for our water purifiers and air filters for our refrigerators, which provide us with additional, recurring and ongoing revenues streams across the life cycle of the IoT product. In addition, we have various value-added businesses, including sales of related household products as well as offering various installation services and e-commerce services through a platform embedded within various of our IoT products.

The table below sets forth the revenue contribution of our key business lines:

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
IoT-enabled smart home products	273,282	87.4	712,317	81.6	2,081,273	302,709	81.3
Smart water purification systems	250,442	80.1	570,784	65.4	930,178	135,289	36.3
Smart kitchen products	—	—	50,656	5.8	744,990	108,354	29.1
Other smart products	22,840	7.3	90,877	10.4	406,105	59,066	15.9
Consumable products	19,376	6.2	87,500	10.0	141,940	20,644	5.5
Value-added businesses(1)	19,916	6.4	73,402	8.4	338,016	49,162	13.2
Total	312,574	100.0	873,219	100.0	2,561,229	372,515	100.0

Note:

(1)	Including sales of other products and rendering of services. See footnote 11 to the Consolidated Financial Statements for more details.

Our IoT products

The IoT products we offer can be divided into smart water purification systems, smart kitchen products and other smart products.

Smart water purification systems

We offer comprehensive water purification solutions, including home-wide water purification and hot water distribution, sharing and exchange of water quality data, and seamless integration and interaction with other water-consuming smart home products, such as water heaters, washing machines, and dishwashers. The core of our water purification solutions is our self-branded and Xiaomi-branded smart water purifiers, which are complemented by our easy-to-install replaceable water filter consumable products. Some of our key smart water purification system product lines include V1 Super Water Purifier, X series Instant Boiling Water Purifiers and Mi Water Purifier. Our smart water purifier product line also includes Mee, C1, and S1 water purifiers and hot water dispensers. Our smart water purifiers generally features precision sensors that enable them to monitor in real time the water purification process and analyze the data collected using AI technology and automatically adjusts various aspects of its operation, innovation water purification technologies such as high-flow reverse osmosis membrane, and mobile application connectivity that enables users to monitor the status of the water purifier and reminds the users to replace the filters.

Smart kitchen products

Our smart kitchen products include refrigerators, oven steamers, dishwashers, range hoods and gas stoves. Some of our key smart kitchen products lines include, 21Face Smart Refrigerator, Connected Oven Steamer, EyeBot and Hurri Series Smart Range Hoods, Power Series Gas Stoves, and Viomi Dishwasher. In particular, our 21Face smart refrigerator helps users manage their home and life with food management, connected living, and information and entertainment capabilities—all controlled through voice recognition, hands-free AI technology from anywhere in the kitchen. 21Face is seamlessly embedded with an interface through which users can access our value-added businesses, such as various media and entertainment content, as well as the ability to purchase various household fast-moving consumer goods, including fresh produce, as well as ordering food delivery.

Other smart products

In addition to our smart water purification system and our smart kitchen products lineup, we also offer a diverse array of IoT products that complements our IoT @ Home platform and addresses users’ needs across different home scenarios, such as washing machines, water heaters, smart water kettles, robot vacuum cleaners, smart locks and other smart devices, among others.

Consumable products

We offer a range of consumable products complementary, and often essential, to our IoT products, which provide us with additional, recurring and ongoing revenue streams across the life cycle of our IoT products. Consumers can purchase such products either through our sales channels or through the e-commerce platform embedded within various of our IoT products. The consumable products include water filters and water pitcher filters for our smart water purifiers, water pitcher filters, and air filters for our refrigerators. They feature easy installation mechanisms so that consumers can effortlessly install the products themselves.

Value-added businesses

Another key component of our IoT @ Home platform is our suite of value-added businesses.

Services

Together with our vibrant partner ecosystem, we offer value-added services that can capture various scenario-driven consumption events in the home environment, such as enabling users to easily and directly access media and entertainment content, as well as purchase various household fast-moving consumer goods as and when the need arises within the comfort of their home. We achieve this through e-commerce platforms and interfaces embedded within and integrated with various of our IoT products. We work closely with our ecosystem partners to deliver these services to our users.

A consumption scenario is a combination of specific location, timing and user that leads to a user’s ultimate decision to make a purchase. A user’s willingness to purchase and the considerations related to the purchase vary depending on the scenario. When there is a household need in a specific scenario, our products can address that need the moment it arises. Moreover, because our products can collect a vast amount of household behavior data, analyze that data utilizing AI technology and deep learning, and create accurate household profiles, the consumption need can be addressed before the user realizes that it exists. After the need is identified, the user can interact with our IoT products operating in that exact scenario and place the order for the product or service.

For example, when the laundry detergent is running low, our washing machine can remind the user or automatically place the order for refill. Similarly, our water purifier can detect when the water filter needs to be replaced and alert the user or automatically order replacements.

We also offer certain installation services for our products.

Other products

We also offer a variety of other household products to supplement our IoT products and promote regular impulse purchases by consumers. These products include food processors, rice cookers, water quality meters, aromatherapy humidifiers, water filter pitchers, and stainless steel insulated water bottles.

Software, Artificial Intelligence and Data Analytics Systems

We rely on our advanced software, innovative AI technology and powerful data analytics capability to develop, operate, and continuously enhance our IoT @ Home platform.

Advanced software

We have developed advanced software to achieve interconnectivity among our IoT products and to support and expand their functionalities. Our software is equipped with public API (application programming interface) through which other parties’ software and products can be connected to and integrated with ours.

Our IoT products that are equipped with interactive screens run the Android operating system, which can operate software applications with advanced and diverse functions and serve as the platform on which our IoT products connect. The rest of our products have embedded systems that operate both locally and on the cloud. Our Viomi Store mobile app allows customers to quickly and efficiently discover, review, select and purchase our products. In addition, the Viomi Store serves as the control app for our products, and enables our users to manage, monitor and interact with our IoT products. Using our cloud-based software system, our products receive automatic updates, often on an overnight basis, to incorporate new functionalities and grow smarter over time based on our data analysis.

Artificial Intelligence

We intend to leverage ongoing advancements in artificial intelligence by incorporating them into our products and services. Our AI technology team develops and refines our proprietary, artificial intelligence-based algorithms, and leverages third-party AI components to build a more effective system. Artificial intelligence technology is widely implemented through our services, for example in voice and gesture control, as well as in water quality analysis.

Data analytics

Through users’ interaction with many of our products, advanced sensors embedded in our products can capture, accumulate and upload large quantities of user and household usage data. Our users’ behavior and sequential data is stored strictly in compliance with stringent data privacy standards and data security requirements.

Our dedicated big data analysis team has developed our own data analytics platform. We use this platform to extract intelligence from large amounts of data. Analyzing this data enhances our understanding of user behavior, and we are thus able to further develop our IoT @ Home platform to better serve our customers. By providing better solutions, we believe we will attract more household users over time. More household users on our platform can then generate more data for our software analytics, enhance our software and algorithms, and lead to a better user experience, which in turn can attract more household users to our platform, a powerful virtuous cycle.

We consider the protection of the personal privacy of each of our users to be of paramount importance. We collect only anonymous data and only with users’ consent, and all sensitive data is encrypted. We use such data only for the improvement of our products and services. Furthermore, our employees’ access to our internal information management system is limited to verified IP address and we restrict the scope of such access based on the duty of the employee. Our data is stored securely in both KSYUN and Alibaba Cloud.

Omnichannel F2C New Retail Platform

Our Omnichannel F2C new retail platform consists of an efficient network of online retail channels and Viomi offline experience stores. This platform supports us in offering consistent pricing and a flattened distribution channel. We provide a seamless, consistent shopping experience that makes purchasing our products easy, inviting and hassle-free.

Online

We sell our products directly to consumers through our official website, our Viomi Store mobile app, and our flagship stores on TMall.com and JD.com, as well as through www.xiaomiyoupin.com. Through our official website, potential customers can learn about our customer service and after-sale service programs. Our official website provides a detailed description and illustration of the innovative features and technologies of our full product line-up. Our official website also includes a QR code linked to our WeChat Viomi store, which has a logical layout that makes the purchasing experience more convenient. Our official website can also connect potential customers to their nearest offline stores for them to experience our IoT products in a home-like setting. Our Viomi Store mobile app allows customers to quickly and efficiently discover, review, select and purchase our products.

We also sell our products to third-party online platforms, including major e-commerce players such as JD.com and Suning. We believe that the sales of our products to these leading e-commerce platforms enables us to take advantage of their established customer base and brand recognition, and helps us to reach a wide group of customers in a variety of markets.

Offline

As an integral part of our F2C new retail strategy, we have established a large network of Viomi offline experience stores operated by our third-party network partners. We provide consistent training to educate the salespersons of our network of offline experience stores as we believe that the sales of our products can be enhanced by knowledgeable salespersons who can convey the value of hardware and software integration and demonstrate the benefits of our IoT @ Home platform. Also, we believe that having direct interaction with our targeted customers is an effective way to demonstrate the advantages of our products over those of our competitors, and that providing a high-quality sales and after-sales customer support is critical to attracting new users and retaining existing ones.

Together with our network partners, we had established a network of approximately 1,500 Viomi offline experience stores, the majority of which were stand-alone stores, as of December 31, 2018.

Scenario-driven presentation and bundled sales

We display our products so that consumers can test first-hand our IoT @ Home platform and the IoT @ Home lifestyle experience. In addition, since customers in these Viomi offline experience stores can experience the full range of our products and see how they interact with each other, we believe they are more likely to engage in bundled purchases, which drive higher revenue and wallet share per customer while reducing average customer acquisition costs.

Asset-light model and flattened distribution channel

Through our agreements with our regional network partners, we authorize them to open and operate Viomi offline experience stores within a designated area, either by directly operating those stores or through franchise operating arrangements. We have the technology infrastructure to manage our regional network partners. We control the qualification of new regional network partners, provide extensive ongoing training to them, and periodically review their performance.

Such an asset-light model is cost-efficient, and we believe the network of Viomi offline experience stores is well-suited to China’s fragmented and localized customer needs. With our flattened distribution layers, we are able to support attractive pricing of our products. Utilizing this highly scalable model, we can leverage the resources of our regional network partners to achieve rapid expansion and deep penetration of our network without significant capital outlays.

Retail channel control

We conduct our offline sales mostly through the network of Viomi offline experience stores, giving us control of the presentation of our brand. This strategy allows us to present our brand in a consistent manner, including marketing, pricing and product presentation. It also enables us to reduce logistical complexities and costs as we are not subject to timing, delivery and quantity requirements set by third-party retailers, allowing our employees to instead concentrate on product development and customer service.

Research and Development

We are passionate about developing new and innovative products and services.

Scenario-driven approach

Instead of focusing on bringing a new product to market, we start our product development process by identifying a scenario built upon a number of our IoT products that together can address the user’s specific scenario-based needs. Based on this information, we identify the respective products necessary to cater to such a scenario.

Team composition

As of December 31, 2018, our total research and development staff consisted of approximately 286 employees across multiple R&D centers and product groups teams, representing 45.6% of our total number of employees. We incurred RMB29.9 million, RMB60.7 million and RMB124.2 million (US$18.1 million) in research and development expenses in 2016, 2017 and 2018, respectively.

Our research and development team include global and cross-industry experts in technical product hardware development, software, AI, including industry experts who previously worked at Dyson, Siemens, and Bosch.

Hardware

Our hardware engineering team supports our product design and the design of key system components. Our industrial design team works closely with product managers and development engineers throughout the entire production cycle. We opened a hardware innovation center in 2017, which is headed by an industry expert who previously worked with market leaders for innovation.

Software

Our software engineering team, consisting of about 106 software engineers as of December 31, 2018, is responsible for developing our company-wide software platform to support the integration of our products and applications, the transmission, storage and processing of user data, the implementation of user-product interaction, the internal management of manufacturing and distribution, as well as our AI algorithms. We rely on our software to connect our IoT products and our cloud-based system. The key elements of our software engineering philosophy include security, reliability and extensibility.

Intellectual Property

Intellectual property rights are fundamental to our business, and we devote significant time and resources to their development and protection. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. We generally do not rely on third-party licenses of intellectual property for use in our business.

As of December 31, 2018, we had over 940 patents registered with the State Intellectual Property Office of China.

Globally, as of December 31, 2018, we had over 40 patents registered and over 70 pending patent applications in various overseas countries and jurisdictions, including the United States, Europe, India, Korea and certain Southeast Asia countries.

As of December 31, 2018, we had registered over 200 trademarks in China.

Relationship with Xiaomi

Xiaomi is our strategic partner and shareholder. Our strategic partnership with Xiaomi gives us access to Xiaomi’s ecosystem users, market and data resources and related support. Meanwhile, our strong research and development capabilities and innovative products and services also enrich Xiaomi’s suite of offerings, resulting in a mutually-beneficial relationship between Xiaomi and us.

Our cooperation with and sales to Xiaomi extends to a wide arrange of products, which currently include Xiaomi-branded water purification systems, water purifier filters, as well as other complimentary products such as kettles and water quality meters. Sales of these products are governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of these products through its networks and sales channels. Please see the description under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Strategic Cooperation Agreement.” for a summary of the material terms of this business cooperation agreement. We recover our manufacturers and logistics cost when we deliver Xiaomi-branded products. In addition, we will also share a portion of net profits when Xiaomi is successful in selling such products to end users.

We also sell our own Viomi-branded products through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, directly to consumers. We are charged with service fees proportionate to the sales amount of our products excluding refunds, or as otherwise agreed for certain products. Please see the description under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Strategic Cooperation Agreement.” for a summary of the material terms of the commission sales agreement.

In 2016, 2017, and 2018, we generated a substantial portion of our net revenues from sales to Xiaomi, predominantly consisting of Xiaomi-branded smart water purifiers and related products. For a detailed discussion of our risks associated with the cooperation with Xiaomi, see “Item 3. Key Information—D. Risk Factors——Risks Related to Our Business and Industry—Xiaomi is our strategic partner and our most important customer. Any deterioration of our relationship with Xiaomi could have a material adverse effect on our operating results.”

Sales and Marketing

Marketing

Our marketing is focused on building our brand reputation, increasing market awareness of our IoT @ Home platform, driving customer demand and developing a strong sales pipeline, as well as collaborating with our third-party partners across our sales channels. Examples of our marketing initiatives include:

Branding and endorsements

Since our inception we have been emphasizing the value of customer feedback and direct communications with our users. In order to reach a wider customer base, we engage popular celebrities and sponsor popular variety shows in China. For example, under our brand ambassador program, we seek to engage celebrities with popular following to convey our brand value and our vision of IoT @ Home, an example of which is our collaboration with a successful actress since 2017. We also partnered with Wandering Earth, a science fiction film that enjoyed both box office success and critical acclaims to imagine the future home together, kicking off with our new product launch event in March 2019.

Events marketing

We organize and participate in various official offline events to promote our brand and the idea of a connected smart home. Our “Viomi 11-18 Brand Day” campaign includes online promotions, as well as offline marketing efforts such as product launch events. We participated in exhibitions and forums such as the Appliance & Electronics World Expo in 2018 and 2019 and the 2018 “Belt and Road” Finance and Investment Forum. We also actively participate in shopping festivals across e-commerce platforms such as “618,” “Singles’ Day” and “Double Twelve,” which are highly popular among Chinese consumers.

Social media

Our Viomi fans form WeChat groups where they can learn about our upcoming products, share thoughts and experiences, discover new functionalities, and make recommendations for improvements for our products and service. Our representatives regularly participate in the group discussions to respond to users’ queries and to better understand users’ fast-changing needs. We also maintain various official social media accounts to actively engage with users by answering their questions and concerns.

Customer service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from live customer service representatives. If customers who shop through our online channels have any inquiries or complaints about our products or the ordering process, they can contact customer service representatives through real-time online chat or through our toll-free customer service phone number. To better serve our customers who may prefer offline interaction, our Viomi Store app also automatically shows the nearest Viomi offline experience store based on the location of the user.

After-sale service

The goal of our after-sale service is to create the best user experience for our customers. Our customers may return all products purchased from our official Viomi online store and other online platforms within seven days from receipt. Our customers may also have their products replaced for specific types of defects or quality issues as required under the relevant laws and regulations.

Manufacturing and Fulfillment

Procurement and manufacturing

We outsource the majority of the manufacturing of our products to our contract manufacturers. Going forward, we expect that a material proportion of smart water purifiers and water purifier filters will be produced by our subsidiaries. We believe that outsourcing certain manufacturing of our products while retaining others at our own facilities provides us with greater scale and flexibility at lower costs while at the same time ensures our control over our supply chain and technological expansion.

We outsource the manufacturing of our products to a number of contract manufacturers, who produce our products using design specifications and standards that we have established. We also help our contract manufacturers to design the equipment and tooling used in the production and help train their workers. We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including whether or not to utilize new or alternative contract manufacturers or component suppliers.

Our outsourcing arrangements include confidentiality agreements, supply agreements, and quality control agreements. For products we sell to Xiaomi, Xiaomi provides us with production forecasts on a rolling basis, which serve as the primary indicator for our component procurement efforts. For our self-branded products, we procure completed components based on our internal sales and production plan for the next three months at the beginning of each month on a rolling basis.

We procure certain key raw materials and components from domestic and overseas suppliers, and then consign them to our contract manufacturers. Our suppliers generally also provide direct order fulfillment services with logistics that include delivery of parts and assembly to either our own facility for inspection or our contract manufacturers directly.

Inventory management

Our inventory primarily consists of finished products and raw materials. We manage our inventory with measures appropriate to the use and nature of the inventory. Our manufacturing plans are designed and implemented to accommodate our sales and maintain reasonable inventory levels. We receive aggregated and geographically-enabled inventory data feeds from our centralized distribution network, which facilitates product shipment from warehouses that are closer to the delivery destination. Through close coordination with our customers and contract manufacturers and frequent purchases of components from suppliers, we are able to carry relatively efficient levels of raw materials and in-process inventories, minimizing inventory risk.

Product quality assurance

We are committed to maintaining the highest level of quality in our products. We developed the quality assurance management software that monitors the manufacturing and quality assurance process used across our own manufacturing facility as well as our contract manufacturers. We have designed and implemented a quality management system that provides the framework for continuing improvement of our products and processes. For our new product lines, we conduct thorough examinations of product samples and each of their components at the product verification testing stage to make sure they satisfy our technical requirements. For our existing product lines, we also have a quality assurance team that establishes, communicates and monitors quality standards by product category. In addition, we have quality assurance personnel seconded to the facilities of our contract manufacturers to ensure that they fully adhere to our quality standards in the production process.

We have constant access to each manufacturing facility of our contract manufacturers, and our quality control team continuously monitors the quality of incoming components, materials and finished products, as well as the manufacturing processes at our contract manufacturers’ facilities. We also require our partners to maintain quality control over their logistics, production and quality inspection procedures based on ISO9001 quality standards.

IT Infrastructure

Our network infrastructure is designed to satisfy the requirements of our operations, to support the growth of our business and to ensure the reliability of our operations as well as the security of information on our platform. We continuously develop our platform to offer users an effortless and seamless experience across our products and services, while at the same time enhancing the reliability and scalability of our platform.

We have contracted with KSYUN and Alibaba Cloud Services to utilize their infrastructure, such as computing services, storage, server and bandwidth. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

Competition

We compete with other companies in all aspects of our business, particularly companies that are in the household appliances and smart home markets. The household appliances and smart home markets have a large number of participants, including traditional appliances and consumer electronics companies as well as AI and consumer internet companies that are moving into the hardware space.

We believe the principal competitive factors impacting the market for our products include: brand recognition, value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution as well as supply chain management. We believe we can compete favorably on the basis of these factors. Viomi has been developed as an aspirational, “next generation” brand with attractive value propositions that aims to bring the full suite of AI capabilities and IoT experience to the home environment, while continuing to leverage Xiaomi’s brand recognition for Xiaomi-branded products. We plan to continue to leverage our strong research and development capabilities and introduce new and innovative products with advanced functionalities to market. In addition, we have developed strong and diversified sales channels via our omnichannel F2C new retail sales strategy and are making investments to strengthen our supply chain management resources. However, the industry in which we compete is evolving rapidly and is becoming increasingly competitive. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased product liability insurance for our products, including water purifiers, gas stoves, range hoods and refrigerators, sold in the domestic market as well as those exported to the overseas market. We maintain public liability insurance for any personal injury or property loss of any third party occurred in our operating address of Foshan Viomi.

In line with general market practice, we do not maintain any business interruption insurance, which is not typical in our industry or mandatory under Chinese laws. We do not maintain key-man life insurance or insurance policies covering damages to our IT infrastructure or information technology systems. We also do not maintain insurance policies against risks relating to the Contractual Arrangements.

Regulation

Substantially all of our business is located in PRC, and laws and regulations in PRC are most relevant to our business. This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulation on value-added telecommunication services

The Telecommunications Regulations of the PRC, promulgated by the State Council in 2000 and last amended in February 2016, provide a regulatory framework for telecommunications services providers in PRC. These regulations require telecommunications services providers to obtain operating licenses prior to the commencement of their operations. The telecommunications services are categorized into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last amended by the Ministry of Industry and Information Technology, in December 2015, transaction processing services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.

The Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in January 2011, set out guidelines on the provision of internet information services. This rule classified internet information services into commercial internet information services and non-commercial internet information services, and a commercial operator of transaction processing services must obtain an operating permit for value-added telecommunications services of internet information for the provision of online data processing and transaction processing services (the EDI License) from the appropriate telecommunications administration authorities. The Administrative Measures for Telecommunications Businesses Operating Licensing, promulgated by the Ministry of Industry and Information Technology, or the MIIT, in July 2017 and effective on September 1, 2017, provides that a commercial operator of value-added telecommunications services must first obtain a telecommunication operating license, from the MIIT or its provincial level counterparts. The Value-added Telecommunications Operating License is classified as the Cross-regional Value-added Telecommunications Operating License and the Value-added Telecommunications Operating License within a province, autonomous region and municipality directly under the central government. In addition, in the first quarter of every year while the operator is holding the license, it must report information such as business performance of the telecommunications business in the previous year, the actual progress in network buildup, business development, turnover of staff, institutional restructuring and service quality to the issuing authorities.

Pursuant to the Provisions on the Administration of Foreign-Invested Telecom Enterprises, promulgated by the State Council in 2001 and amended in 2016, the primary foreign investor of a foreign-invested telecom enterprise operating value-added telecom services shall have a good track record of, and operation experience in, operating value-added telecom services. In addition, the establishment of a foreign-invested telecom enterprise operating value-added telecom services requires approval from the Ministry of Industry and Information Technology.

To comply with these regulations, we have adopted the VIE structure and obtained an EDI license through Foshan Viomi, one of our VIEs, which allows us to provide value-added telecommunications services through our value-added e-commerce platform.

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Pursuant to the latest Catalogue, amended and issued on June 28, 2018, and effective on July 28, 2018, or the 2018 Catalogue, industries listed therein are divided into two categories: encouraged industries and the industries within the catalogue of special management measures, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, and revised in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was promulgated on March 15, 2019 by the State Council and will come into force on January 1, 2020, which stipulates that the state implements a management system of pre-entry national treatment plus Negative List for the administration of foreign investment. According to the Foreign Investment Law, foreign investors and their investments are entitled to pre-entry national treatment and are subject to the negative list management system. The pre-entry national treatment refers to the treatment given to foreign investors and their investments at the market access stage that is no less favorable than that given to domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign Investors shall not invest in any field forbidden by the Negative List for access of foreign investment and shall conform to the investment conditions stipulated under the Negative List for any restricted field thereunder. Fields not included in the Negative List shall be managed under the principle that domestic investment and foreign investment shall be treated equally.

Currently, our business related to the development and application of IoT technology falls within the encouraged category while our provision of e-commerce services falls within the permitted category.

Regulation on product quality and consumer protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion. Any producer or seller producing or selling products that do not conform to the national standards or trade standards for ensuring human health and the personal or property safety shall be ordered to stop production or sale of the products; the products illegally produced or sold shall be confiscated; a fine no less than the equivalent of, but not more than three times, the value of the products illegally produced or sold (including those already sold and those not yet sold, hereinafter the same) shall be imposed concurrently; if there are illegal proceeds, such proceeds shall be confiscated concurrently; if the circumstances are serious, the business license shall be revoked. If the case constitutes a crime, criminal liability shall be investigated. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Protection Law, as amended in October 2013 and effective in March 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities and guarantee the quality, function, usage and term of validity of the commodities. Where business operators use internet, television, telephone, mail or other means to sell their commodities, consumers have the right to return such commodities, except the following commodities within seven days from the date when the consumers receive the commodities without giving any reason:

1.	commodities customized by the consumers;
2.	fresh perishable commodities;
3.	digitized commodities such as audio-video products and computer software downloaded online or opened by the consumers; and
4.	delivered newspapers and periodicals.

Where business operators use internet, television, telephone, mail or other means to provide goods or services, or provide securities, insurance, banking or other financial services, they shall provide consumers with information in regard to themselves and the goods or services provided such as business address, contact information, quantity and quality, price or fees, term and method of performance, safety precautions, risk warnings, after-sale services, and civil liabilities. Consumers whose legitimate rights and interests are infringed while purchasing goods or receiving services via an online trading platform shall have the right to claim compensation from the vendor of the goods or the provider of the services. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchanging commodities, repairing, remanufacturing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. If the goods or services a business operator provide have caused personal injuries to consumers or other victims, the business operator shall compensate for the medical expenses, nursing expenses, transportation expenses and other reasonable fees for treatment and rehabilitation as well as the reduced income for loss of working time.

Under the Tort Law of the PRC, which became effective on July 1, 2010, producers shall bear tortious liability for damage caused to others by their defective products. If damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

We are subject to the above laws and regulations as an online retailer of IoT products and believe that we are currently in compliance with these regulations in all material aspects.

Regulation on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both, and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Where, pursuant to the receipt of an application for a patent of an invention, the patent administrative department under the State Council, upon preliminary examination, finds the application conforms to the requirements of the Law, it shall publish the application promptly within 18 full months from the filing date. Upon the request of the applicant, the patent administrative department under the State Council may publish the application earlier.

Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons or engagement in other patent infringement acts will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. In the event the patent administrative department, when handling the matter, believes there is an infringement, it may order the infringing party to cease the infringement with immediate effect. If the infringing party is not satisfied with the ruling, it may, within 15 days from the date of receiving the notification of the order, initiate legal proceedings in the people’s court in accordance with the Law of the People’s Republic of China on Administrative Proceedings. If the infringing party neither takes legal action at the expiration of the time limit nor ceases the infringement, the patent administrative department may request the people’s court for a compulsory execution of the aforementioned order. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of December 31, 2018, we had over 940 patents granted and over 430 patents applications pending in China, over 40 patents granted and over 70 patents pending outside China.

Trademark law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million.

As of December 31, 2018, we had registered over 200 trademarks in China.

Software copyright law

The Copyright Law of the People’s Republic of China (Revised in 2010), or the Copyright Law, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of December 31, 2018, we had registered over 20 pieces of software copyright in China.

Regulation on domain name

Internet domain name registration and related matters are primarily regulated by CNNIC Implementing Rules of Domain Name issued by China Internet Network Information Center (“CNNIC”), the domain name registrar of mainland China, which became effective on May 29, 2012, the Administrative Measures for Internet Domain Names, issued by MIIT in August 2017 and effective as of November 1, 2017, and the Measures on Domain Name Disputes Resolution issued by CNNIC, which became effective on September 1, 2014. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

As of December 31, 2018, we had registered over 10 domain names.

Regulation on manufacture and sale of home appliances

Pursuant to the Administrative Regulations for Compulsory Product Certification, promulgated by the General Administration of Qualification Supervision, Inspection and Quarantine, or the AQSIQ, in 2009, products specified by the applicable government authorities shall not be delivered, sold, imported or used in other business activities until they are certified (or referred to as the Compulsory Product Certification) and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogue, or the 3C Catalogue, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the First Batch Compulsory Product Certification Product Catalogue or the First Batch 3C Product Catalogue, by the AQSIQ and the Certification and Accreditation Administration, or the CNCA on December 3, 2001, household and similar electrical appliances, including the refrigerator, water heater, range hood, washing machine and water purifier, are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

In addition, according to the Surveillance and Administrative Measures of Drinking Water Hygiene jointly promulgated by the Ministry of Health (currently, the National Health and Family Planning Commission, or NHFPC) of the PRC, and the Ministry of Construction of the PRC in 1997, and most recently amended by the Ministry of Housing and Urban-Rural Development and the National Health and Family Planning Commission in April 2016, any entities or individuals engaging in the production of the products relating to hygiene and safety of drinking water shall apply to health administration authorities for hygiene licenses.

According to the Classification Catalogue for Products Related to Drinking Water, promulgated by the Ministry of Health (currently, the National Health and Family Planning Commission, or NHFPC) and effective on September 20, 2007, and most recently amended on September 22, 2011, entities or individuals are required to obtain hygiene license from NHFPC before producing or importing any products relating to drinking water.

In July 2011, the Ministry of Health (currently, the National Health and Family Planning Commission, or NHFPC) promulgated the Notice on Adjustment of Hygiene Administrative License for Domestic Reverse Osmosis Water Purifier and Domestic Nano Filter Water Purifier, which delegates health administrative departments at the provincial level the authority to regulate domestic reverse osmosis water purifiers and domestic nano filter water purifiers. Hereafter, MOH and National Health and Family Planning Commission of the PRC promulgated Regulations on Administrative License for Hygienic Safety Products involving Drinking Water at the Provincial Level, delegating the authority of examination and approval of products related to hygiene and safety of drinking water, except for those made of new materials, technology and chemicals, to the health and family planning department at the provincial level.

Energy Label Management Rules, jointly promulgated by the NDRC and AQSIQ in 2004 and most recently amended in February 2016, provide that the products listed in the Catalogue of the People’s Republic of China on the Products Affixed with Energy Efficiency Labels shall be marked with the energy-efficient labels. Manufacturers and importers of energy-using products included in such catalogue shall file a record of energy efficient labels and the relevant information with the AQSIQ and the China National Institute of Standardization authorized by the NDRC.

According to the PRC Administration Rules of Industrial Product Production Licenses Regulations, promulgated in 2005 by the State Council and effective on September 1, 2005, no entity may produce any products in the Catalogue for Industrial Products Implementing Products Licensing System without obtaining an industrial product production license, and no entity or individual may produce, sell or use products in the such catalogue for which the relevant industrial product production license has not been obtained.

To comply with these laws and regulations, we have obtained the certificates, licenses and labels necessary for our current products. Further, we have verified the qualifications of our manufacturing contractors for the production of the relevant products before their engagement by requiring them to provide effective licenses, such as the industrial product production license.

Regulation on mobile internet

Pursuant to the Provisions on the Administration of Mobile Internet Applications Information Services, or the provisions on Administration of Application, promulgated by the Cyberspace Administration of China in June 2016 and effective on August 1, 2016, application information service providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information security management responsibilities and carry out the duties including to establish and complete user information security protection mechanism, to establish and complete information content inspection and management mechanisms, to protect users’ right to know and right to choose in the process of usage, and to record users’ daily information and preserve it for 60 days. Application store services providers shall, within 30 days of the business going online and starting operations, conduct filing procedures with the local cybersecurity and information department. Furthermore, internet application store service providers and internet application information service providers shall sign service agreements to determinate both sides’ rights and obligations.

As the operator of Viomi Store mobile app, we are subject to the above laws and regulations as an application information services provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulation on information security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

Regulation on internet privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect users’ privacy.

Regulation on employment

The Labor Law of the PRC, effective in 1995 and most recently amended on August 27, 2009, the PRC Employment Contract Law, effective on January 1, 2008, and most recently amended on December 28, 2012, and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees, namely, employers must execute written labor contracts with full-time employees and regulate employee/employer rights and obligations. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely, a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, effective on July 1, 2011, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, social insurance contributions payable by an employee shall be paid on his or her behalf by the employer through transfer from wage deduction, and the employer shall notify each employee of details of social insurance contributions to his or her account on a monthly basis. According to the Regulations on Management of Housing Fund, effective on April 3, 1999, and most recently amended on March 24, 2002, when employing new staff or workers, the units shall undertake housing fund payment and deposit registration at the housing fund management center within 30 days from the date of the employment, and the housing fund to be paid and deposited by an individual staff member or worker shall be withheld from his salary by the unit for which he serves. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulation on tax

PRC enterprise income tax

Pursuant to the PRC Enterprise Income Tax Law, or the EIT, which was promulgated in 2007 and took effect on January 1, 2008, and most recently amended on February 24, 2017, and the Implementing Regulations of the Law of the People’s Republic of China on Enterprise income Tax, effective on January 1, 2008, enterprises and other organizations receiving income are the taxpayers of enterprise income tax and shall pay enterprise income tax in accordance with the provisions of such laws and regulations. EIT imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

According to EIT Law, the EIT tax rate of a high and new technology enterprise is 15%. Pursuant to the Administrative Rules for the Certification of High and New Technology Enterprises, effected on January 1, 2008, and amended on January 29, 2016, specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

PRC value added tax

In January 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industries and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

In March 2016, the MOF and the State Administration of Taxation, or the SAT, jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, life service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction and real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities. At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products.

According to the Circular of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC dividend withholding tax

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in 2009 by the state administration of taxation, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued on February 3, 2018, and effective on April 1, 2018, the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”, and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulation on foreign exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans (unless permitted by the business scope) or for inter-company RMB loans. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment) and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulation on foreign exchange registration of offshore investment by PRC residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger or division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Mr. Xiaoping Chen has completed his initial registrations with the local branch of SAFE and all the PRC resident shareholders shall register or amend their existing registrations with the local branch of SAFE in connection with the equity interest of our company held by them directly or indirectly through the recently adopted trust arrangements, please see the description under “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” for a summary of the trust arrangements.

Regulation on employee share incentive plan of overseas publicly listed company

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution, or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

Our PRC citizen employees who have been granted share options or restricted shares, or PRC grantees, are subject to the Stock Option Rules. If we or our PRC grantees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC grantees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. In addition, the State Administration for Taxation has issued certain circulars concerning employee share awards. Under these circulars, our employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. Our PRC subsidiary and VIEs have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on dividend distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;
•	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and
•	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs as of the date of this annual report:

Notes:

(1)	Mr. Xiaoping Chen, our founder, chairman of our board of directors, chief executive officer and a beneficial owner of the shares of our company, holds 100% equity interests in Foshan Viomi.
(2)	Mr. Chen holds 60% equity interests in Beijing Viomi. Two employees of our shareholders, Red Better Limited and Shunwei Talent Limited, each hold 20% equity interests in Beijing Viomi.

Contractual Arrangements with Our VIEs and Their Shareholders

Agreements that provide us with effective control over our VIEs

Shareholder Voting Proxy Agreement.    Pursuant to the Shareholder Voting Proxy Agreement, dated September 5, 2018, by and among our company, our WFOE and the shareholder of Foshan Viomi. The shareholder of Foshan Viomi has irrevocably authorized any person designated by our WFOE to act as his attorney-in-fact to exercise all of his rights as a shareholder of Foshan Viomi, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and election of directors, and other senior management personnel who shall be appointed or removed by the shareholders as well as the sale or transfer of all or part of the equity interests owned by such shareholder. Such shareholder voting proxy agreements will remain effective, unless otherwise terminated in advance pursuant to agreement in writing from all parties.

On July 21, 2015, our WFOE, Beijing Viomi and each of the shareholders of Beijing Viomi entered into a Shareholder Voting Proxy Agreement, which contain terms substantially similar to the Shareholder Voting Proxy Agreement executed by the shareholders of Foshan Viomi described above.

Equity Pledge Agreements.    Pursuant to the Equity Pledge Agreement, dated September 5, 2018, among our WFOE, Foshan Viomi and the shareholder of Foshan Viomi, the shareholder of Foshan Viomi has pledged 100% equity interests in Foshan Viomi to our WFOE to guarantee the performance by the shareholder of his obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by Foshan Viomi of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Consultation and Service Agreement and the Equity Pledge Agreement. In the event of a breach by Foshan Viomi or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Foshan Viomi and will have priority in receiving the proceeds from such disposal. The shareholder of Foshan Viomi also undertakes that, without the prior written consent of our WFOE, the shareholder will not dispose of, create or allow any encumbrance on the pledged equity interests. Foshan Viomi undertakes that, without the prior written consent of our WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests.

On July 21, 2015, our WFOE, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Equity Pledge Agreement, which contains terms substantially similar to the Equity Pledge Agreement described above.

We have completed the registration of the equity pledge with the competent office of the State Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements.    Pursuant to the Exclusive Consultation Service Agreement, dated July 21, 2015, between our WFOE and Foshan Viomi, our WFOE has the exclusive right to provide Foshan Viomi with the software technology development, technology consulting and technical services required by Foshan Viomi’ business. Without our WFOE’s prior written consent, Foshan Viomi may not accept any same or similar services subject to this agreement from any third party. Foshan Viomi agrees to pay our WFOE an annual service fee at an amount that is equal to 100% of its annual net income or the amount which is adjusted in accordance with our WFOE’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Foshan Viomi’s performance of its obligations thereunder, the shareholder has pledged his equity interests in Foshan Viomi to our WFOE pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.

On July 21, 2015, our WFOE, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Exclusive Consultation and Service Agreement, which contains terms substantially similar to the Exclusive Consultation and Service Agreement described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements.    Pursuant to the Exclusive Option Agreement, dated September 5, 2018, among our WFOE, Foshan Viomi and the shareholder of Foshan Viomi, the shareholder of Foshan Viomi has irrevocably granted our WFOE an exclusive option to purchase all or part of the shareholder’s equity interests in Foshan Viomi, and Foshan Viomi has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options to purchase equity at their respective paid-in registered capital in Foshan Viomi, or the lowest price permitted under applicable PRC laws, whichever lower. Our WFOE or its designated person may exercise such options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholder of Foshan Viomi undertakes that, without our WFOE’s prior written consent, the shareholder will not, among other things, (i) transfer or otherwise dispose of the shareholder’s equity interests in Foshan Viomi, (ii) create any pledge or encumbrance on the shareholder’s equity interests in Foshan Viomi, (iii) change Foshan Viomi’s registered capital, (iv) merge Foshan Viomi with any other entity, (v) dispose of Foshan Viomi’s material assets (except in the ordinary course of business), or (vi) amend Foshan Viomi’s articles of association. In addition, Foshan Viomi undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests in and all the assets of Foshan Viomi have been transferred to our WFOE or its designated person.

On July 21, 2015, our WFOE, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Exclusive Option Agreement, which contains terms substantially similar to the Exclusive Option Agreement described above.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of our VIEs in China and our WFOE, are not in violation of applicable PRC laws and regulations currently in effect; and
•

the contractual arrangements between our company, our WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

D.	Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 1,080 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our manufacturing facility and office space located in Shengda Industry Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 8,025 square meters.

As of December 31, 2018, we lease and occupy approximately 1,301 square meters of office space in Guangzhou, approximately 84 square meters of office space in Beijing and approximately 95 square meters of office space in Hangzhou. These leases vary in duration from one to six years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Consumption upgrade and greater adoption of IoT-enabled smart home technology in China

Our business and operating results are affected by general factors influencing China’s broader consumer products and home appliances industries, including overall macroeconomic growth and increase in disposable income, overall consumption upgrade trends as well as public knowledge, acceptance and adoption of new and innovative technology such as IoT-enabled smart home technology.

In line with sustained economic growth and increases in disposable income in recent years, China has seen a clear consumption upgrade trend and expectations for higher living standards. Chinese consumers now have greater purchasing power and an increasing preference for high quality and aspirational products with innovative features and functionalities, according to the iResearch Report. In addition, Chinese consumers, particularly the young, modern, “new middle class” population, who are our key target demographic, are becoming increasingly receptive to next-generation products that incorporate AI and IoT technologies to create a modern living experience. New technologies such as voice- and motion-activated controls have also gained increasing prominence as these technologies become more mainstream and consumers become more educated about their applications. These macroeconomic and industry trends have played and will continue to play a significant role in driving demand for our products and our results of operations. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and materially adversely affect our results of operations.

Increasing brand recognition and expanding user base

The uniqueness and effectiveness of our products and related benefits, together with our strategic partnership with Xiaomi, have enabled us to enjoy strong word-of-mouth and extensive media coverage, which have provided us with strong momentum in increasing our brand recognition and the expansion of our user base, which have been key contributors to the growth of our business. Our number of household users increased significantly from approximately 113 thousand as of March 31, 2016 to over 1.7 million as of December 31, 2018. As we continue to gain scale and invest in our brand, we expect our brand to gain even greater recognition among consumers, which will facilitate increasing demand for our products as well as further growth in our user base, creating additional monetization opportunities and in turn, driving further growth in our results of operations.

New product launches

Our introduction and sales of new products that are well received by consumers, both self-branded and Xiaomi-branded, is an important contributor to our sustainable growth. We have introduced numerous new products over the past several years and will continue to launch additional new products on a regular basis, which we expect to drive continued strong growth in our results of operations.

As we continue to grow our business and introduce additional new products, both self-branded and Xiaomi-branded, to improve connectivity and synergies across our IoT @ Home platform and further promote the IoT @ Home lifestyle experience, we expect to deliver additional growth through repeat customer purchases, bundled sales, as well as additional monetization of our consumable products and value-added businesses.

Expansion and performance of our network of experience stores

At the heart of our factory-to-consumer, or F2C, new retail sales strategy is a network of approximately 1,500 Viomi offline experience stores across China, the majority of which were stand-alone stores, as of December 31, 2018. Please see “Item 4. Information on the Company—B. Business Overview—Omnichannel F2C New Retail Platform—Offline” for more details. The rollout of these stores over the past several years has been an important positive driver on our results of operations by strengthening our brand awareness, increasing our overall market presence and supporting the attractive pricing of our products by eliminating unnecessary layers of middlemen as part of our F2C sales model.

Going forward and working together with our network partners, we intend to continue to roll out additional experience stores across the country and continue to invest in in-store training and enhance our in-store experience to drive the continued growth in our revenues and results of operations. We do not expect the expansion of our Viomi offline experience store network to have a material impact on our overall margins.

Product and business mix

We generate a significant portion of our revenues through the sales of our IoT products and we are continuing to introduce new products to the market. For the years ended December 31, 2016, 2017 and 2018, sales of our IoT products accounted for 87.4%, 81.6% and 81.3% of our net revenues, respectively. Different product categories may have different attributable gross margins due to various factors, including our pricing strategy, target customer demographics as well as raw material and production costs, among others. We may price certain flagship products, such as our smart refrigerators, at competitive prices to facilitate initial household user acquisition and entry in the family home, which may negatively affect our gross margins in the near term.

In addition, the proportionate contributions of our various business lines to our net revenues may change over time as we continue to grow our business and increase the number of our household users. As such, our combined gross margin may be affected both by any change in revenues attributable to, and any change in the gross margin of, each business line.

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the year ended December 31, 2016, 2017 and 2018, research and development expenses were RMB29.9 million, RMB60.7 million and RMB124.2 million (US$18.1 million), accounting for 9.6%, 7.0% and 4.9% of our net revenues, respectively. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to create a unique and holistic IoT @ Home lifestyle experience for the benefit of consumers.

Similarly, attracting new users and growing the number of our household users by continuing to strengthen our brand awareness as well as educating consumers about the benefits of our IoT @ Home platform and the IoT @ Home lifestyle experience are our key growth strategies. For the year ended December 31, 2016, 2017 and 2018, our selling and marketing expenses were RMB20.9 million, RMB95.3 million and RMB379.6 million (US$55.2 million), accounting for 6.7%, 10.9% and 14.8% of our revenues, respectively. Going forward, we intend to continue investing significant resources in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Historically, we derived a substantial portion of our revenues from our sales to Xiaomi, our strategic partner, shareholder and related party. For the year ended December 31, 2016, 2017 and 2018, revenues generated from our sales to Xiaomi represented 95.9%, 84.7% and 51.2% of our net revenues, respectively. Xiaomi is an important customer of ours, and our strategic partnership with Xiaomi gives us access to Xiaomi’s ecosystem users, market and data resources and related support. While we expect the proportion of our revenues generated from our sales to Xiaomi to gradually decrease going forward, maintaining a mutually beneficial relationship with Xiaomi, including potential additional product collaborations, will continue to be important to our operations and future growth.

Seasonality

While seasonality has not been particularly prevalent in our historical results of operations due to the rapid growth of our business, we generally expect to experience higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals across e-commerce platforms such as “618,” “Singles’ Day” and “Double Twelve.” Given the impact of this seasonality, timely and effective forecasting and product supply and introductions for the peak seasons are critical to our operations.

Key Components of Our Results of Operations

Net revenues

We derive our revenues from three key business lines, (i) IoT-enabled smart home products, (ii) consumable products, and (iii) value-added businesses. Our IoT-enabled smart home products include our smart water purification systems, smart kitchen products and other smart products. Consumable products include products complementary to our IoT products, such as water filters. Our value-added businesses include provision of various services, such as access to media and entertainment content, e-commerce platforms and interfaces embedded within and integrated with our products, and installation services as well as the sales of other related household products.

The following table sets forth the breakdown of our net revenues by business lines both as an absolute amount and as a proportion of net revenues for the periods indicated.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
IoT-enabled smart home products	273,282	87.4	712,317	81.6	2,081,273	302,709	81.3
Smart water purification systems	250,442	80.1	570,784	65.4	930,178	135,289	36.3
Smart kitchen products	—	—	50,656	5.8	744,990	108,354	29.1
Other smart products	22,840	7.3	90,877	10.4	406,105	59,066	15.9
Consumable products	19,376	6.2	87,500	10.0	141,940	20,644	5.5
Value-added businesses(1)	19,916	6.4	73,402	8.4	338,016	49,162	13.2
Total	312,574	100.0	873,219	100.0	2,561,229	372,515	100.0

Note:

(1)	Including sales of other products and rendering of services. See footnote 11 to the Consolidated Financial Statements for more details.

Smart water purification systems

Our smart water purification systems were the first product category we launched and sales of them have contributed a large portion of our historical revenues. While we expect the sales of smart water purification systems to continue to grow in absolute terms, as we continue to roll out new IoT products in other categories over time and generate additional revenues from our consumable products and value-added businesses, we expect our sources of revenues to continue to diversify both in terms of product as well as business mix. As a result, we expect the proportion of revenues attributable to the sales of smart water purification systems to decrease.

Smart kitchen products

With the goal of providing a truly holistic IoT @ Home lifestyle experience, we have continued to diversify and expand our product offerings, including our range of smart kitchen products. Smart kitchen products refer to our range of IoT products that cater to the kitchen scenario in the home environment, including refrigerators, oven steamers, dishwashers, range hoods and gas stoves. As we continue to introduce additional new products, we expect the proportion of revenues attributable to the sales of smart kitchen products to increase.

Other smart products

In addition to our smart water purification systems and smart kitchen products, we also offer a diverse array of other IoT products as part of our IoT @ Home platform. In the historical periods, we derived revenues under this product line from sales of our smart water kettles. In 2018, we began to introduce a portfolio of other smart appliances, including washing machines, water heaters, among others. As the sales of these categories continue to ramp up and we continue to introduce additional new products, we expect the percentage of net revenues attributable to the sales of other smart products to increase.

Consumable products

We also generate revenues through sales of a range of consumable products complementary to our IoT products, such as water purifier filters. Sales of these consumables generate additional, recurring and ongoing revenues streams across the life cycle of the IoT products with minimal customer acquisition costs. The growth of our consumable products business will depend on the size of our IoT products’ household user base.

Value-added businesses

Revenues from the value-added businesses include revenues from provision of various services, such as access to media and entertainment content, e-commerce platforms and interfaces embedded within and integrated with our products, and installation services as well as the sales of other related household products such as food processors, rice cookers, water quality meters, aromatherapy humidifiers, water filter pitchers, and stainless steel insulated water bottles. Historically, revenues from the value-added businesses have predominantly comprised of related household product sales. As we ramp up our value-added businesses together with our ecosystem partners, we expect to generate additional revenues from, for example, advertising and service fees related to e-commerce transactions conducted through integrated platforms embedded within our IoT products.

Brands

In terms of brand, we historically derived a large portion of our revenues from Xiaomi-branded products, in particular, Xiaomi-branded smart water purification systems. We sell Xiaomi-branded products directly to Xiaomi, who then sells these products through its retail channels to consumers. In recent years, we have made significant efforts to ramp-up sales of Viomi-branded products through new product development and the introduction of new product categories. We sell Viomi-branded products via a number of sales channels, including Xiaomi channels, our omnichannel retail network, as well as third-party online platforms.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers.

The following table sets forth our cost of revenues, in absolute amount and as a proportion of our total net revenues, for the periods presented.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	232,544	74.4	598,036	68.5	1,843,432	268,116	72.0

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services by category for the periods indicated.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit and gross profit margin:
IoT-enabled smart home products	66,603	24.4	212,578	29.8	566,929	82,456	27.2
Smart water purification systems	58,594	23.4	170,996	30.0	315,349	45,865	33.9
Smart kitchen products	—	—	15,669	30.9	148,985	21,669	20.0
Other smart products	8,009	35.1	25,913	28.5	102,595	14,922	25.3
Consumable products	8,732	45.1	39,377	45.0	74,507	10,837	52.5
Value-added businesses	4,695	23.6	23,228	31.6	76,361	11,106	22.6
Total	80,030	25.6	275,183	31.5	717,797	104, 399	28.0

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
General and administrative	14,386	4.6	15,818	1.8	135,532	19,712	5.3
Research and development	29,926	9.6	60,749	7.0	124,230	18,069	4.9
Selling and marketing	20,929	6.7	95,296	10.9	379,554	55,204	14.8
Total	65,241	20.9	171,863	19.7	639,316	92,985	25.0

General and administrative.    General and administrative expenses consist primarily of share-based compensation for management and administrative personnel and salaries and welfare for general and administrative personnel. Within the total general and administrative expenses incurred in the year ended December 31, 2016, 2017 and 2018, RMB6.9 million, RMB3.3 million and RMB93.7 million (US$13.6 million) were share-based compensation expenses, respectively, which were mainly due to the awards we granted to certain of our employees.

Research and development.    Our research and development expenses primarily consist of salaries and benefits as well as share-based compensation for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities. We expect our research and development expenses to increase in absolute amount as we expand our team of technology and product development professionals and continue to invest in our technology infrastructure to enhance our big data analytics and smart home solutions.

Selling and marketing.    Our selling and marketing expenses primarily consist of advertising and market promotion expenses, shipping expenses and salaries and welfare for sales and marketing personnel. We bear the advertising and marketing expenses for our Viomi-branded products. We do not bear such expenses for Xiaomi-branded products. We have invested heavily in selling and marketing initiatives in recent periods to promote the Viomi brand and new product launches, and to attract more household users to our IoT @ Home platform, as reflected in the increase in our selling and marketing expenses in absolute amount and as a percentage of our net revenues. While we expect our selling and marketing expenses will continue to increase in absolute amount going forward as we continue to strengthen our brand recognition and expand our user base, we expect selling and marketing expenses as a percentage of our net revenues to gradually moderate and stabilize as the Viomi brand, our respective products and the benefits of our IoT @ Home platform become more widely known and adopted by consumers.

Other income

Other income primarily consists of government grants received from local government authorities to encourage our technology development and innovation. These amounts are paid in the discretion of the relevant governmental authorities, and there is no assurance that we will receive such grants in future periods.

Results of Operations

The following table sets forth a summary of our consolidated income for the periods presented, both in absolute amount and as a proportion of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues(1)	312,574	100.0	873,219	100.0	2,561,229	372,515	100.0
Cost of revenues	(232,544)	(74.4)	(598,036)	(68.5)	(1,843,432)	(268,116)	(72.0)
Gross profit	80,030	25.6	275,183	31.5	717,797	104,399	28.0
Operating expenses(2):
Research and development expenses(2)	(29,926)	(9.6)	(60,749)	(7.0)	(124,230)	(18,069)	(4.9)
Selling and marketing expenses(2)	(20,929)	(6.7)	(95,296)	(10.9)	(379,554)	(55,204)	(14.8)
General and administrative expenses(2)	(14,386)	(4.6)	(15,818)	(1.8)	(135,532)	(19,712)	(5.3)
Total operating expenses	(65,241)	(20.9)	(171,863)	(19.7)	(639,316)	(92,985)	(25.0)
Other (expenses) income	(481)	(0.2)	2,236	0.3	1,829	266	0.1
Income from operations	14,308	4.6	105,556	12.1	80,310	11,680	3.1
Interest (expenses) income and short-term investment income	(296)	(0.1)	2,402	0.3	8,846	1,287	0.3
Income before income tax benefits (expenses)	14,012	4.5	107,958	12.4	89,411	13,004	3.5
Income tax benefits (expenses)	2,247	0.7	(14,718)	(1.7)	(24,061)	(3,500)	(0.9)
Net income	16,259	5.2	93,240	10.7	65,350	9,504	2.6

Note:

(1)	Includes RMB299.8 million, RMB739.5 million and RMB1,311.9 million (US$ 190.8 million) from sales to Xiaomi for the year ended December 31, 2016, 2017 and 2018, respectively.
(2)	Share-based compensation expenses were allocated as follows:

	For the Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
		(in thousands)
General and administrative expenses	6,863	3,303	93,718	13,631
Research and development expenses	3,464	1,903	14,476	2,105
Selling and marketing expenses	251	615	8,417	1,224
Total	10,578	5,821	116,611	16,960

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues

Our net revenues increased by 193.3% from RMB873.2 million in 2017 to RMB2,561.2 million (US$372.5 million) in 2018, primarily due to the continued successful rollout and significant increase in sales across our product categories, in particular Viomi-branded products.

•

Sales to Xiaomi.  Revenues from sales to Xiaomi increased by 77.4% to RMB1,311.9 million (US$190.8 million) from RMB739.5 million for 2017, primarily due to additional volume sales of Xiaomi-branded water purifiers and related products.

•

Sales through our own and third-party channels. Revenues from sales through our own and third-party channels increased by 834.1% to RMB1,249.4 million (US$181.7 million) from RMB133.8 million for 2017, primarily due to the successful rollout and significant increase in sales volume of Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 192.2% to RMB2,081.3 million (US$302.7 million) from RMB712.3 million for 2017, primarily due to the continued strong demand for our smart water purification systems together with the successful introduction of our smart kitchen products and other smart products.

•

Smart water purification systems.  Revenues from smart water purification systems increased by 63.0% to RMB930.2 million (US$135.3 million) from RMB570.8 million for 2017, primarily due to additional volume sales of our smart water purification systems products.

•

Smart kitchen products. Revenues from smart kitchen products increased by 1,370.7% to RMB745.0 million (US$108.4 million) from RMB50.7 million for 2017, primarily due to the successful introduction of new product lines within and additional volume sales of our smart kitchen products.

•

Other smart products.  Revenues from other smart products increased by 346.9% to RMB406.1 million (US$59.1 million) from RMB90.9 million for 2017, primarily due to the successful introduction of new product lines within and additional volume sales of our other smart products.

Consumable products. Revenues from consumable products increased by 62.2% to RMB141.9 million (US$20.6 million) from RMB87.5 million for 2017, primarily due to the increased installed base of our smart water purification systems and resultant demand for our water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 360.5% to RMB338.0 million (US$49.2 million) from RMB73.4 million for 2017, primarily due to increased demand for our value-added products.

Cost of revenues

Our cost of revenues increased by 208.2% from RMB598.0 million in 2017 to RMB1,843.4 million (US$ 268.1 million) in 2018, relatively in line with the rapid growth of net revenues.

Gross profit

Our gross profit increased by 160.8% from RMB275.2 million in 2017 to RMB717.8 million (US$104.4 million) in 2018, largely as a result of our sales growth.

Our gross margin decreased from 31.5% to 28.0% for the same periods. The decline in gross margin was primarily due to the shifts in our business and product mix. Smart kitchen products and other smart products categories have lower gross margins as compared to smart water purification systems, and there was a significant increase in net revenues contribution from smart kitchen products and other smart products, and a resultant lower net revenues contribution from smart water purification systems.

Operating Expenses

Our operating expenses increased by 272.0% from RMB171.9 million in 2017 to RMB639.3 million (US$93.0 million) in 2018, primarily due to our rapid business growth as well as an increase in share-based compensation expenses, which totaled RMB116.6 million (US$17.0 million), including a one-off share-based compensation expenses of RMB90.2 million (US$13.1 million), compared to RMB5.8 million for 2017.

General and administrative.    General and administrative expenses increased by 756.8% from RMB15.8 million in 2017 to RMB135.5 million (US$19.7 million) in 2018. This increase was primarily due to a one-off share-based compensation expense of RMB90.2 million (US$13.1 million) professional service fees and other expenses related to our initial public offering of RMB7.5 million (US$1.1 million), as well as increased expenses associated with the expansion of administration departments. The one-off share-based compensation expense was the result of certain share awards granted in August 2018 to Mr. Chen for his contribution to the Company’s development. The expansion of administration departments was due to our growth and our public company status.

Research and development.    Research and development expenses increased by 104.5% from RMB60.7 million in 2017 to RMB124.2 million (US$18.1 million) in 2018, primarily due to an increase in employee-related expenses amounting to RMB46.6 million (US$6.8 million), including an increase in share-based compensation expenses amounting to RMB12.6 million (US$1.8 million) to attract and retain research and development personnel, as well as increases in expenses associated with new product development amounting to RMB10.1 million (US$1.5 million).

Selling and marketing.    Selling and marketing expenses increased by 298.3% from RMB95.3 million in 2017 to RMB379.6 million (US$55.2 million) in 2018. This increase was primarily due to an increase in employee-related expenses amounting to RMB37.7 million (US$5.5 million), as well as increases in logistics, advertising, marketing and brand promotion expenses amounting to RMB211.6 million (US$30.8 million).

Income tax expenses

We had an income tax expenses of RMB14.7 million in 2017, and RMB24.1 million (US$3.5 million) in 2018. The effective tax rate in 2018 was significantly impacted by the one-off share-based compensation expense of RMB90.2 million, which was non-deductible for income tax purpose.

Net income

As a result of the foregoing, we recorded a net income of RMB65.4 million (US$9.5 million), in 2018, compared to RMB93.2 million for 2017. Excluding the impact of share-based compensation expenses, our net income was RMB182.0 million (US$26.5 million), in 2018, compared to RMB99.1 million for 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues

Our net revenues increased by 179.4% from RMB312.6 million in 2016 to RMB873.2 million in 2017, primarily due to a significant increase in demand for our IoT products, including our smart water purification systems, as well as our consumable products and value-added businesses, together with the successful introduction of our smart kitchen products in 2017 which increased the number of product categories we offer, and expanded distribution channels, including the rollout of additional Viomi offline experience stores.

Sales of smart water purification systems continued to be the major contributor to our revenues, representing 80.1% and 65.4% of our net revenues in 2016 and 2017, respectively, and recorded strong year-over-year revenues growth of 127.9% in 2017. However, the launch of our line of smart kitchen products in 2017, together with increasing revenues from our consumable products and value-added businesses as a result of the growth in our number of household users all contributed to the diversification of our revenues in terms of product, business, as well as brand mix.

Cost of revenues

Our cost of revenues increased by 157.2% from RMB232.5 million in 2016 to RMB598.0 million in 2017, largely as a result of our sales growth.

Gross profit

Our gross profit increased by 243.8% from RMB80.0 million in 2016 to RMB275.2 million in 2017, largely as a result of our sales growth.

Our gross margin improved from 25.6% to 31.5% for the same periods, which was primarily due to greater economies of scale and improved operating efficiency, as well as increasing contribution from consumable products, which tend to have higher gross margins.

Operating Expenses

Our operating expenses increased by 163.4% from RMB65.2 million in 2016 to RMB171.9 million in 2017, primarily due to the rapid growth of our business and the expansion of our user base.

General and administrative.    General and administrative expenses increased by 10.0% from RMB14.4 million in 2016 to RMB15.8 million in 2017. This increase was primarily due to a RMB2.1 million increase in employment benefits and training expenses and a RMB2.0 million increase in renovation costs, which were in turn due to the growth of our headcount and business.

Research and development.    Research and development expenses increased by 103.0% from RMB29.9 million in 2016 to RMB60.7 million in 2017, primarily due to a RMB15.4 million increase in personnel-related costs and new product launch related expenses.

Selling and marketing.    Selling and marketing expenses increased by 355.3% from RMB20.9 million in 2016 to RMB95.3 million in 2017. This increase was primarily due to a RMB31.6 million increase in advertising, marketing and brand promotion costs and a RMB17.4 million increase in logistics expenses. The increase in advertising, marketing and brand promotion costs was due to our increased marketing activities to strengthen our brand recognition and expand our user base. The increase in logistics expenses costs was primarily due to the growth of our business.

Income tax benefits (expenses)

We had income tax benefits of RMB2.2 million in 2016, and income tax expenses of RMB14.7 million in 2017. The tax benefit in 2016 was due to the change in valuation allowance for deferred tax assets. As of December 31, 2015, we provided full valuation allowance for the deferred tax assets because at that time we determined that it was more likely than not that the deferred tax assets would not be utilized in the near future. However, for the years ended December 31, 2016 and 2017, our VIE Foshan Viomi reported a profit, and a majority of the net operating loss of Foshan Viomi has been utilized in 2016. Therefore, the valuation allowance related to deferred tax assets of Foshan Viomi was released in 2016, which resulted in the income tax benefits.

Net income

As a result of the foregoing, we recorded a net income of RMB93.2 million in 2017, which increased substantially as compared to a net income of RMB16.3 million in 2016. Excluding the impact of share-based compensation expenses, our net income was RMB99.1 million, in 2017, compared to RMB26.8 million for 2016.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. The Cayman Islands does not impose a withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax. From the year of assessment 2018/2019 onwards, profits tax is imposed on corporations at the rate of 8.25% on assessable profits up to HK$2,000,000; 16.5% on any part of assessable profits over HK$2,000,000 and on unincorporated businesses at 7.5% on assessable profits up to HK$2,000,000; and 15% on any part of assessable profits over HK$2,000,000. No Hong Kong profit tax has been levied as we did not have an assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our PRC subsidiary, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. However, according to the PRC Enterprise Income Tax Law, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. One of our VIEs, Foshan Viomi, has obtained High and New Technology Enterprise Certificate and is thus eligible to enjoy a preferential tax rate of 15%, to the extent it has taxable income under the PRC Enterprise Income Tax Law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For the foreseeable future, we intend to use all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC for our business operations and do not plan to have our PRC subsidiary distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future.

B.	Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2016, 2017 and 2018, we had cash and cash equivalents and restricted cash of RMB156.9 million, RMB280.0 million and RMB969.8 million (US$141.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Although we consolidate the results of our VIEs, we only have access to cash balances or future earnings of our VIEs through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiary and VIEs amounted to RMB12.5 million, RMB18.8 million and RMB13.8 million (US$2.0 million) as of December 31, 2016, 2017 and 2018, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB34.1 million, RMB121.3 million and RMB538.2 million (US$78.3 million) as of December 31, 2016, 2017 and 2018, respectively.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	15,499	123,906	222,269	32,328
Net cash used in investing activities	(1,609)	(1,234)	(151,821)	(22,081)
Net cash provided by financing activities	12,999	2,671	604,975	87,989
Effect of exchange rate changes on cash and cash equivalents	2,913	(2,321)	14,473	2,105
Net increase in cash and cash equivalents and restricted cash	29,802	123,022	689,896	100,341
Cash and cash equivalents at the beginning of the year	127,128	156,930	279,952	40,718
Cash and cash equivalents and restricted cash at the end of the year	156,930	279,952	969,848	141,059

Operating activities

Net cash provided by operating activities was RMB222.3 million (US$32.3 million) in 2018. The difference between net cash provided by operating activities and our net income of RMB65.4 million (US$9.5 million) was primarily due to RMB116.6 million (US$17.0 million) in share-based compensation expenses, including a one-off share-based compensation expenses of RMB90.2 million (US$13.1 million). The one-off share-based compensation expense was the result of certain share awards granted in August 2018 to Mr. Chen for his contribution to the Company’s development.

Net cash provided by operating activities was RMB123.9 million in 2017. The difference between net cash provided by operating activities and our net income of RMB93.2 million was mainly due to RMB5.8 million in share-based compensation, as well as the effect of changes in working capital of RMB23.9 million. The changes in working capital were mainly due to a RMB218.6 million increase in accounts payable, a RMB43.1 million increase in accrued expenses and other liabilities, and a RMB19.3 million increase in advances from customers, partially offset by a RMB204.5 million increase in accounts receivable from a related party, a RMB26.6 million increase in inventories and a RMB25.8 million increase in other receivables from related parties. The increases in accounts payable, advances from customers, and inventories were due to the rapid growth of our business. The accounts receivable from a related party represent sales receivable of smart water purifiers and accessories to Xiaomi, the increase of which reflected the growth of our sales to Xiaomi.

Net cash provided by operating activities was RMB15.5 million in 2016. The difference between net cash provided by operating activities and our net income of RMB16.3 million was mainly due to the effect of changes in working capital of RMB12.0 million, partially offset by RMB10.6 million in share-based compensation. The changes in working capital were mainly due to a RMB33.1 million increase in accounts receivable from a related party, and a RMB7.4 million increase in prepaid expenses and other current assets, partially offset by a RMB12.1 million increase in accounts payable and a RMB11.2 million increase in accrued expense and other liabilities. The increase in accounts payable was due to the growth of our business. The accounts receivable from a related party represent sales receivable of water purifiers and accessories to Xiaomi, the increase of which reflected the growth of our sales to Xiaomi.

Investing activities

We used RMB151.8 million (US$22.1 million) in investing activities in 2018, as a result of RMB238.7 million (US$34.7 million) used for the purchase of short-term investments and RMB13.5 million (US$2.0 million) used for the purchase of equipment, partially offset by RMB69.4 million (US$10.1 million) from the maturity of a short-term investment. Net cash used in investing activities was RMB1.2 million and RMB1.6 million in 2017 and 2016, respectively, all for the purchase of equipment.

Financing activities

Net cash provided by financing activities was RMB605.0 million (US$88.0 million) in 2018, mainly a result of RMB636.2 million net proceeds received from issuance of ordinary shares upon IPO.

Net cash provided by financing activities was RMB2.7 million in 2017 that the Company received from Red Better with the understanding that RMB2.5 million will be repaid to Tianjin Jinxing in the PRC.

Net cash provided by financing activities was RMB13.0 million in 2016, which was attributable to proceeds from our issuance of series A preferred shares to investors.

Working capital turnover

Inventory

Our inventory consists of finished products and raw materials. As of December 31, 2016, 2017 and 2018, our inventory was RMB24.2 million, RMB50.7 million and RMB232.0 million (US$33.7 million), respectively. The increase reflected the growth in our sales. Our inventory turnover days was 23 days and 28 days for the year ended December 31, 2017 and, 2018, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of allowance for doubtful accounts, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts receivable

Our accounts receivable represent primarily accounts receivable from Xiaomi as well as accounts receivable from third parties. As of December 31, 2016, 2017 and 2018, our accounts receivable, net of allowance for doubtful accounts, were RMB45.0 million, RMB253.9 million and RMB372.7 million (US$54.2 million), respectively. Our total accounts receivable as of December 31, 2018 included RMB261.0 million (US$38.0 million) from Xiaomi and RMB95.5 million (US$13.9 million) from e-commerce platforms. The increase reflected a significant growth in our business and revenues. Our accounts receivable turnover days was 68 days and 45 days for the year ended December 31, 2017 and 2018, respectively. Accounts receivable turnover days for a given period are equal to average of the balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2016, 2017 and 2018, our accounts and notes payable were RMB73.0 million, RMB291.6 million and RMB548.5 million (US$79.8 million), respectively. The increase reflected the growth of our sales. Our accounts and notes payable turnover days was 112 days and 83 days for the year ended December 31, 2017 and 2018, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Viomi Technology Co., Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our VIEs and their subsidiaries in China. As a result, Viomi Technology Co., Ltd’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries, our VIEs and their subsidiaries in China. If our existing subsidiaries or controlled entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our variable interest entities and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and sets aside statutory reserve funds as required by PRC law.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We will enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns, and any taxes collected from customers, which are subsequently remitted to governmental authorities. We adopted ASC 606 for all periods presented.

Our revenue is primary derived from (i) sales of IoT-enabled smart home products including smart water purification systems, smart kitchen products, and other smart products, (ii) sales of consumable products complementary to our IoT-enabled smart home products, such as water purifier filters, (iii) sales of other related household products as well as rendering of various services.

Sales to Xiaomi

During 2016 to 2018, we generated a substantial portion of our revenues from sales of certain types of Xiaomi-branded water purifiers and related products.

Under the business cooperation agreement entered between Xiaomi and us, we are responsible for design, research, development, production and delivery of designated products using the brand name of “Xiaomi,” or Xiaomi-branded products, and Xiaomi is responsible for commercial distributions and terminal sales of the products supplied by us. We also sell some Viomi-branded products to Xiaomi.

Revenue from Xiaomi is recognized upon acceptance by this customer after delivery, which is considered at the time the control of the products is transferred to Xiaomi. Revenue from Xiaomi does not meet the criteria to be recognized over time since (i) even if the products use “Xiaomi” brand, it does not require significant rework to make them suitable to be sold to other customers, (ii) under the cooperation agreement, we do not have the right of payment for the work performed to date.

For a few types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by us in developing, producing and shipping the products to this customer and is due from the customer to us upon acceptance by the customer after delivery. We are also entitled to receive a potential second installment payment calculated as 50 percent of the future gross profits from sales made by this customer. Accordingly, we determine the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. We estimate the variable consideration using the expected value method. In assessing the variable second installment payment, we take into consideration the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend.

Sales to third-party customers, including: sales to leading e-commerce platforms and offline experience stores; and sales to customers directly through the online platforms operated by Xiaomi, third parties and us

-  Sales to leading e-commerce platforms and offline experience stores

Pursuant to the contracts between leading e-commerce platforms/offline experience stores (the “e-commerce platforms and stores”) and us, the e-commerce platforms and stores have legal title and physical possession of the products upon acceptance and they would bear the inventory risk of loss due to physical damage before the products are transferred and accepted by end customers. The e-commerce platforms and stores are responsible for delivering the products to end customers and can direct the use of the products and obtain the remaining benefits from the products by reselling the products. The e-commerce platforms and stores have flexibility in determining the retail sales price within relatively broad price range set by us. Based on these indicators, we determined the e-commerce platforms and stores (as opposed to the end customers) as its customers according to ASC 606-10-55-39. We recognize revenue equal to the sales price to the e-commerce platforms and stores when control of the inventory is transferred.

-  Sales to customers directly through the online platforms operated by Xiaomi, third parties and us

Under the cooperation agreements entered between online platforms and us, the platforms’ responsibilities are limited to offering an online marketplace, while we are primarily obligated in a sales transaction and takes inventory risk and has latitude in determining prices. The platforms charged us commission fees at pre-determined amounts or a fixed rate based on the sales amounts. Commission fees are recognized as selling expenses. We determine the end customers (as opposed to the platforms) as its customers and recognize revenue equal to the sales price to the end customers when control of the inventory is transferred.

We provide installation service to end customers for a few Viomi-branded products without separate charge. The end customers have the right, not the obligation, to ask us to provide installation service. The installation service is considered being distinct and accounted for as a separate performance obligation as the products and installation services are not inputs into a combined item the end customer has contracted to receive. In addition, we do not provide any significant integration, modification, or customization services. It can fulfill its obligation to transfer each of the products or services separately. End customers do not always exercise their rights to ask for installation services as the installation may not be complicated and could be done by end customers themselves. Therefore, we expect to be entitled to a breakage amount in the contract liabilities related to installation services. We estimate the breakage portion based on historical customers’ requests and recognize estimated breakage as revenue in proportion to the pattern of rights exercised by end customers. The assessment of estimated breakage would be updated on a quarterly basis. Changes in estimated breakage should be accounted for by adjusting contract liabilities to reflect the remaining rights expected to be exercised.

Judgment is required to determine standalone selling price for each distinct performance obligation and we then allocate the arrangement consideration to the separate accounting of each distinct performance obligation based on its relevant standalone selling price. The standalone selling price of the products is determined based on adjusted market assessment approach by estimating the price the customer is willing to pay for the product without installation service. For the standalone selling price of the installation services, we determine it by referring to actual costs charged by the third-party vendors, plus an estimated profit margin of 5% based on consideration of both company specific and relevant market factors.

We recognize revenue for the sales to third-party customers in accordance with the applicable revenue recognition method for each of the distinct performance obligation identified. Revenue relating to the sales of products is recognized upon acceptance by customers after delivery, and revenue relating to the installation service is recognized when the service is rendered.

Sales returns and sales incentives

-  Sales to leading e-commerce platforms

Our sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 60 days or 90 days, depending on the different categories of products. We shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. We shall bear all losses caused by such discounted sales. Based on our history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, we estimate that slow-moving goods will be returned to us instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the inventory turnover and aging in the e-commerce platforms, we assess if it is probable there will be no significant reversal of cumulative revenue, and recognize those sales as revenue. We would update our estimate at each period end.

Further, we might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to the Group by the e-commerce platforms. We evaluate each type of incentives or fees to be paid in accordance with ASC 606. Considering that we either do not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis, we reduce the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms.

-  Sales to Xiaomi and offline experience stores

Except for quality problem of the products, we do not allow sales return from Xiaomi and offline experience stores. We may provide sales rebates to the customers based on purchase volume, which are accounted for as variable consideration. We estimates these amounts based on the expected amount to be provided to the customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized.

-  7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. We base our estimates of sales return on historical results. We may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Warranty

We offer product warranty pursuant to standard product quality required by consumer protection law. The warranty period is calculated starting from the date when products are sold to the end customers. We have the obligation, at the customer’s sole discretion, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. Therefore, these warranties are accounted for in accordance with ASC 460 Guarantees. At the time revenue is recognized, an estimate of warranty expenses is recorded. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as cost of revenues.

Fair value of ordinary shares

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with restricted shares owned by our founder, restricted shares owned by our founder on behalf of certain management and share options, as well as the re-measurement date fair value for restricted shares owned by the founder which have been classified as liability awards, we, with the assistance of AVISTA Valuation Advisory Limited, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.

DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on our best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

GCM under the market approach was adopted as reference of the equity valuation for our company. GCM employs trading multiples method of selected public comparable companies including trailing and leading enterprise value/revenues multiples.

In deriving the equity value of each class of shares, we applied the Option Pricing Method. The Option Pricing Method treats different classes of shares as call options on the total equity value, with exercise prices based on the liquidation preference or redemption amount of the relevant classes of shares. Under this method, the ordinary share has value only if the fund available for distribution to shareholders exceeds the value of liquidation preference or redemption amounts at the time of a liquidity event, assuming the enterprise has funds available to pay for liquidation preference or redemption. Given the nature of the different classes of shares, the modeling of different classes of capital as call options on company’s enterprise value is analyzed and the values of different classes of shares were derived accordingly.

We also applied a discount for lack of marketability, or DLOM, which was quantified by the Black-Scholes option pricing model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

We have therefore estimated, with assistance from AVISTA Valuation Advisory Limited, the fair value of our ordinary shares at certain dates for the periods presented to determine the fair value of our ordinary shares as of the grant date of share-based compensation awards related to restricted shares owned by our founder on behalf of certain management and share options as one of the inputs into determining the fair value of the awards as of the grant date.

The following table sets forth the fair values of our ordinary shares estimated from July 1, 2016 to December 31, 2018:

Date of valuation	Fair Value Per Share (US$)	Discount of Lack of Marketability (DLOM)	Discount Rate
July 1 and 2, 2016	0.51	30%	18.3%
January 1, 2017	0.76	30%	17.2%
April 1, 2017	0.81	30%	17.0%
July 1, 2017	1.21	20%	15.6%
December 24, 2017	1.59	20%	15.5%
December 31, 2017	1.60	20%	15.5%
January 2, 2018	1.61	20%	15.5%
March 21, 2018	3.17	10%	14.8%
March 31, 2018	3.19	10%	14.8%
April 1, 2018	3.15	10%	14.8%
August 23, 2018	3.30	10%	14.3%

The increase in the fair value of our ordinary shares from US$0.51 per share as of July 1, 2016 to US$1.60 per share as of December 31, 2017 was primarily attributable to continuous organic growth of our business and more certainty over the timing of our initial public offering.

The determined fair value of our ordinary shares increased from US$1.60 per share as of December 31, 2017 to US$3.30 per share as of August 23, 2018. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	Two types of our products won the 2018 iF Product Design Award which contributed to a further increase of our products’ market recognition and thus increase in sales;
•

As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of December 31, 2017 to 10% as of August 23, 2018;

•

We adjusted our financial forecast to reflect the anticipated higher revenue growth rate, in particular the impact for the several series of new products launched in March 2018, and better financial performance in the future due to the abovementioned developments; and

•	As a result of milestone events described above and the continuous growth of our business, the discount rate decreased from 15.5% as of December 31, 2017 to 14.3% as of August 23, 2018.

Share-based compensation

Share-based compensation expenses arise from share-based awards, mainly including restricted shares held by our management and share options for the purchase of ordinary shares. We account for share-based awards granted to our management in accordance with ASC 718 Stock Compensation.

Before the reorganization, pursuant to certain equity interest investment entered into by and between the founder and Xiaomi dated as of June 6, 2014, the restricted shares held by our management were subject to a repurchase feature under which Xiaomi shall purchase the interest held by our management at the original investment amount if our management voluntarily terminate their employment with Foshan Viomi. The restricted shares should be classified as equity classified awards as the underlying shares of the awards are ordinary shares of Foshan Viomi and the awards do not contain any of the characteristics of liability awards described in ASC718. The restricted shares are accounted for as share-based compensation based on the grant date fair value over the vesting period.

After the reorganization completed in July 2015, the repurchase feature remains, however, it became our Company’s right, and not the obligation, to repurchase. With respect to the remaining unvested interest granted to the founder on behalf of certain key management founders, the underlying shares changed from ordinary shares of Foshan Viomi to Class A Ordinary Shares of the Company. These shares remain to be equity classified awards as they do not contain any characteristics of a liability award and were continually accounted for as share-based compensation based on the grant date fair value over the remaining vesting period. With respect to the remaining unvested interest granted to the Founder, the underlying shares changed from ordinary shares of Foshan Viomi to redeemable class B ordinary shares of the Company, which are redeemable convertible shares. These awards have been reclassified as liability classified awards as the underlying class B ordinary shares are redeemable at a fixed price plus 6% interest per year at the option of the holder if there is no qualified IPO after a certain period of time. According to ASC718, such awards effectively consist of: (1) a liability component representing the company’s obligation to pay the redemption price if the holder chooses to redeem, and (2) an equity component representing the upside potential of the class B ordinary shares, measured using an option pricing model. At the time of the modification, the Company compared the fair value of the original award immediately before the modification, and the total fair value of the liability component and the equity component immediately after the modification. The incremental compensation amount is recognized over the remaining vesting period. The amount related to the liability component is recorded as a liability measured at the redemption price, subsequently accreted at 6% per year to reflect the increase in redemption price over time according to the terms of the class B ordinary shares, until the award is settled. The liability award is considered settled only upon redemption or IPO, when the class B ordinary shares are converted to class A ordinary shares at which time, the redemption feature would expire.

Upon the completion of the IPO on September 25, 2018, all pre-IPO redeemable class B ordinary shares were converted into Class B ordinary shares, the liability award had been settled.

For share options for the purchase of ordinary shares granted to our employees determined to be equity classified awards, the related share-based compensation expenses are recognized in our consolidated financial statements based on the grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of our ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Share options

On September 17, 2015, our board of directors approved the establishment of 2015 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to us. The 2015 Share Incentive Plan is valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2015 Share Incentive Plan is 12,727,272 shares.

In 2016, 2017, and 2018, we granted 1,860,000, 2,700,000 and 5,460,000 share options to our employees pursuant to the 2015 Share Incentive Plan, respectively.

In June 2018, our board of directors and shareholders approved the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of shares issuable was initially 17,672,728. 670,000 share options were granted under the 2018 Share Incentive Plan for the year ended December 31, 2018.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from AVISTA Valuation Advisory Limited. Assumptions used to determine the fair value of share options granted during 2016, 2017 and 2018 are summarized in the following table:

	2016	2017	2018
Risk-free interest rate	2.86%	3.06% - 3.89%	3.62% ~ 3.92%
Expected volatility	50.14% - 50.15%	47.02% - 49.44%	45.51% -46.99%
Expected life of option (years)	10	10	10
Expected dividend yield	—	—	—
Fair value per ordinary share	US$0.51	US$0.76-US$1.59	US$1.61-US$3.30

Risk-free interest rate.    Risk-free interest rate was estimated based on the yield to maturity of China Government Bond with a maturity period close to the contractual term of the options.

Expected life of option (years).    Expected life of option (years) represents the expected years to vest the options.

Volatility.    The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

Dividend yield.    The dividend yield was estimated by us based on its expected dividend policy over the contractual term of the options.

Redeemable convertible preferred shares

Pursuant to a shares purchase agreement, we issued certain class B ordinary shares to Mr. Chen and Xiaomi during the reorganization, and we also issued a total of 18,181,818 shares of series A preferred shares.

We classified the series A preferred shares and class B ordinary shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of our control. The series A preferred shares and class B ordinary shares are recorded initially at fair value, net of issuance costs.

Prior to the reorganization, the 40% initial equity interests of Foshan Viomi held by the founder for himself has liquidation preference, and the 40% initial equity interests of Foshan Viomi held by Tianjin Jinxing has liquidation preference and also becomes redeemable in the event of a breach of contract by Foshan Viomi.

Upon completion of the reorganization, both Mr. Chen and Tianjin Jinxing’s equity interests in Foshan Viomi were exchanged into 67,636,364 class B ordinary shares of us, respectively. After the reorganization, the most significant change in the provision is the addition of redemption clause which allows the holders of the class B ordinary shares to redeem the class B ordinary shares if there is no IPO after the fifth anniversary of the completion of the series A preferred share financing. This transaction was considered as an extinguishment of the previous equity interests and therefore, the class B ordinary shares are measured at their fair value on the extinguishment date.

We recognize changes in the redemption value ratable over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings, or in the absence of retained earnings, by charges as reduction of additional paid-in capital until additional paid-in capital is reduced to zero. Once additional paid-in capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. We will adopt the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) for fiscal years and interim periods within 2019. As permitted under the transition guidance, we will carry forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. Based on the portfolio of leases as of December 31, 2018, approximately RMB9,274 of right of use assets and RMB9,168 of lease liabilities will be recognized on our balance sheet upon adoption, primarily relating to real estate.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are in the process of evaluating the impact of adopting this guidance.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting: The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. We do not expect ASU 2018-07 to have a material impact to our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. We do not expect ASU 2018-13 to have a material impact to our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Contractual Obligations:
Operating lease commitments(1)	9,809	4,284	5,525	—	—
Total	9,809	4,284	5,525	—	—

Note:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises and an offline store.

We entered into an agreement with a third party in July 2018, pursuant to which we and the third party agreed to set up a company primarily engaged in manufacturing of certain of our existing products. Under the agreement, our committed investment amount as of December 31, 2018 was RMB6 million. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	44	Founder, Chairman of the Board of Directors and Chief Executive Officer
De Liu	45	Director
Luo Zou	37	Director and Vice President
Jinling Zhang	47	Independent Director
Weijiang Wu	42	Independent Director
Shun Jiang	34	Chief Financial Officer

Mr. Xiaoping Chen is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Chen founded our company in May 2014. Prior to that, he served multiple positions in Midea Group Co., Ltd from 1999 to 2014, including vice president of development department and he was in charge of the research & development center from 2013 to 2014. Mr. Chen received his MBA degree from Sun Yat-sen University, and his dual bachelor’s degrees in engineering and finance from Huazhong University of Science & Technology in 1998.

Mr. De Liu has served as our director since June 2018. Mr. Liu is a co-founder and the senior vice president (ecosystem) of Xiaomi where he is responsible for Xiaomi’s IoT and lifestyle products business. Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010.

Ms. Luo Zou has served as our director since July 2015. Ms. Zou joined our company in May 2014 as vice president, and has been in charge of human resources and administration. Prior to joining our Company, Ms. Zou served as manager of human resources in Guangdong Midea Consumer Electric Appliances Co., Ltd from 2005 to 2014. Ms. Zou received her bachelor’s degree in marketing from Hunan Institute of Engineering in 2005.

Ms. Jinling Zhang has served as our independent director since September 2018. Ms. Zhang has served as the chief financial officer of Baidu Capital since 2018. Prior to her current role at Baidu Capital, Ms. Zhang served as the chief financial officer of Baidu Group in 2017, the vice president of finance and investment of Xiaomi from 2013 to 2016, as the financial controller of Cisco Networks Asia Pacific in Japan and Greater China from 2010 to 2013, and as the financial and operational controller of global operations in Seagate Technology from 2006 to 2010. Ms. Zhang received her bachelor’s degree in accounting from Capital University of Economics and Business in 1994, and her MBA from William E. Simon Business School of the University of Rochester in 2001. Ms. Zhang is a Chinese Certified Public Accountant, a Chinese Certified Tax Adviser and an American Certified Public Accountant.

Mr. Weijiang Wu has served as our independent director since September 2018. Mr. Wu has been the vice president of Zhejiang Youpon Integrated Ceiling Co., Ltd., a Shenzhen Stock Exchange listed company, since March 2010, and served several senior roles in charge of marketing and strategies from 2005 to 2009. Prior to his roles in Zhejiang Youpon Tegrated Ceiling Co., Ltd., Mr. Wu served as assistant to marketing manager in Guangdong Opple Lighting Co., Ltd. From 2003 to 2004, and the chief of the franchising department in Guangdong Vatti Group from 2001 to 2002. Mr. Wu received his bachelor’s degree in engineering from Huazhong University of Science & Technology in 1998.

Mr. Shun Jiang has served as our chief financial officer since August 2018 and is responsible for our finance, strategy and investments functions. Prior to joining us in August 2018, Mr. Jiang served as an executive director in Morgan Stanley’s investment banking division and worked there from July 2015 to August 2018. Prior to Morgan Stanley, Mr. Jiang served as a vice president at Deutsche Bank’s corporate finance division and worked there from April 2010 to June 2015. Prior to Deutsche Bank, Mr. Jiang served as an associate at HSBC Group and worked there from October 2007 to April 2010. Mr. Jiang received his dual bachelor of commerce and bachelor of laws degrees from The University of Melbourne in 2007.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, dishonest acts to our detriment, misconduct or continued failure to perform agreed duties, or willful misconduct or gross negligence in performing the duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between us and the executive officer. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one years following the termination of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing similar business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; (iii) seek directly or indirectly, to solicit the services of any of our employees who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.	Compensation of Directors and Executive Officers

In 2018, we paid an aggregate of approximately RMB1.6 million in cash to our executive officers, and RMB180,000 to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2018, awards to purchase 12,590,000 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the terms of the 2015 Plan.

Types of Awards.    The 2015 Plan permits the awards of options and restricted shares.

Plan Administration.    The board of directors or one or more committees designated by the board of directors or another committee, within its delegated authority, acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2015 Plan and any award agreement.

Award Agreement.    Awards granted under the 2015 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant. The award agreements evidencing options shall contain the terms established by the Administrator for that Award, as well as any other terms, provisions, or restrictions that the administrator may impose on the option or any ordinary shares subject to the option.

Exercise of Awards.    The exercise price of an award will be determined by the plan administrator, which will be specified in applicable award agreement. Each option shall expire not more than 10 years after its date of grant.

Eligibility.    We may grant awards to our officers, employees, consultants, and all members of the board of directors.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination.    The plan shall terminate in September 2025, provided that our board of directors may terminate the plan at any time and for any reason.

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company after the completion of our initial public offering during the term of this Plan commencing, by (i) an amount equal to 1.0% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2018, awards to purchase 670,000 ordinary shares have been granted and are outstanding under the 2018 Plan.

The following paragraphs summarize the terms of the 2018 Plan.

Types of Awards.    The Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration.    The board of directors or a committee designated by the board of directors or another committee, within its delegated authority, acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2018 Plan and any award agreement.

Award Agreement.    Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant. The award agreements evidencing awards shall contain the terms established by the Administrator for that Award, as well as any other terms, provisions, or restrictions that the administrator may impose on the option or any ordinary shares subject to the option.

Exercise of Options.    The exercise price per share subject to an option will be determined by the committee, which will be specified in applicable award agreement.

Eligibility.    We may grant awards to our employees, consultants, and directors, as determined by the committee.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2018 Plan.    The 2018 Plan has a term of ten years, provided that our board of directors may terminate or amend the plan at any time and for any reason. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of December 31, 2018, the awards granted under the 2015 Plan and 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Share Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shun Jiang	*	0.55	August 23, 2018	August 22, 2028

Note:

*Less than 1% of our total outstanding shares.

As of December 31, 2018, other employees as a group held outstanding options to purchase 12,260,000 ordinary shares of our company, at a weighted average exercise price of US$0.4157 per share.

Shares awarded to Mr. Xiaoping Chen

In August 2018, we issued 4,000,000 class A ordinary shares at par value to Mr. Xiaoping Chen’s wholly-owned entity Viomi Limited to award his contribution to our company’s rapid development. Such shares were immediately vested. The issuance of such shares is accounted for as a share-based compensation to Mr. Xiaoping Chen. The share-based compensation expenses related to this one-off share award was RMB90.2 million (US$13.1 million).

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Ms. Jinling Zhang is the chairman of our audit committee. We have determined that Mr. Weijiang Wu and Ms. Jinling Zhang satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Ms. Jinling Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Ms. Jinling Zhang is the chairman of our compensation committee. We have determined that Ms. Jinling Zhang and Mr. Weijiang Wu satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Mr. Xiaoping Chen is the chairman of our nominating and corporate governance committee. Ms. Jinling Zhang and Mr. Weijiang Wu satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies, or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.	Employees

We had 627 employees as of December 31, 2018. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018:

As of December 31, 2018
Function:
Research and development	286
Manufacturing	15
Sales and marketing	294
General administration	32
Total	627

We invest significant resources in the recruitment and training of our employees in support of our fast-growing business operations. We have a variety of training programs.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance, childbirth insurance, work-related injury insurance, employment injury insurance, maternity insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard confidentiality and employment agreements with our key employees. The agreements with our key personnel typically include standard non-compete covenants that prohibit the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation equal to a certain proportion of his or her pre-departure salary on a monthly basis during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2019 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 207,800,000 ordinary shares outstanding, consisting of 90,200,000 Class A ordinary shares and 117,600,000 Class B ordinary shares outstanding as of March 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares	% of aggregate voting power**
Directors and Executive Officers*:
Xiaoping Chen(1)	4,098,187	83,781,818	42.1%	66.5%
Luo Zou(2)	—	5,072,727	2.4%	4.0%
De Liu	—	—	—	—
Jinling Zhang	—	—	—	—
Weijiang Wu	—	—	—	—
Shun Jiang	—	—	—	—
All Directors and Executive Officers as a Group	4,098,187	83,781,818	42.1%	66.5%
Principal Shareholders:
Viomi Limited(3)	3,348,187	67,636,364	34.2%	53.7%
Shunwei Talent Limited(4)	35,966,364	—	17.3%	2.8%
Red Better Limited(5)	330,000	33,818,182	16.4%	26.7%
SCC Venture V Holdco I, Ltd.(6)	10,909,091	—	5.2%	0.9%

Notes:

*Each of Mr. Xiaoping Chen, Ms. Luo Zou and Mr. Shun Jiang’s business address is Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, Guangdong, 510220, People’s Republic of China. Mr. De Liu’s business address is Rainbow City Office Building, 68 Qinghe Middle Street, Haidian District, Beijing 100085, People’s Republic of China. **For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1) Represents (i) 67,636,364 Class B ordinary shares, 3,100,000 Class A ordinary shares and 248,187 Class A ordinary shares in the form of ADS held by Viomi Limited, a British Virgin Islands company, (ii) 5,072,727 Class B ordinary shares held by Smriti Lucky Limited, a British Virgin Islands company, (iii) 5,072,727 Class B ordinary shares held by Internet Home Limited, a British Virgin Islands company, (iv) 4,000,000 Class B ordinary shares held by TMF Trust (HK) Limited, a Hong Kong company, and 750,000 Class A ordinary shares that TMF Trust (HK) Limited has the right to acquire upon the exercise of an option within 60 days after March 31, 2019, and (v) 2,000,000 class A ordinary shares held by certain employees.

Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. Smriti Lucky Limited, Internet Home Limited and TMF Trust (HK) Limited are wholly owned by certain trusts established for the benefit of certain employees and their families. Mr. Xiaoping Chen is a joint or sole member of the trusts’ investment committee or advisory committee, and has the power to direct the disposition and voting of the shares held by these trusts. The registered address of Viomi Limited is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands. The registered address of Smriti Lucky Limited and Internet Home Limited are OMC Chambers Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of TMF Trust (HK) Limited is 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The abovementioned certain employees granted an irrevocable voting proxy for all their Class A ordinary shares to Mr. Xiaoping Chen.

(2) Represents 5,072,727 Class B ordinary shares held by Smriti Lucky Limited, a British Virgin Islands company. Smriti Lucky Limited is wholly owned by a trust established for the benefit of Ms. Luo Zou and her family. Ms. Zou is also a joint member of the trust’s investment committee and thus has the power to direct the disposition and voting of the shares held by such trust. The registered address of Smriti Lucky Limited is OMC Chambers Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3) Represents 67,636,364 Class B ordinary shares, 3,100,000 Class A ordinary shares and 248,187 Class A ordinary shares in the form of ADS held by Viomi Limited, a British Virgin Islands company. Viomi Limited is wholly owned by Mr. Xiaoping Chen. The registered address of Viomi Limited is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

(4) Represents 35,636,364 Class A ordinary shares and 333,000 Class A ordinary shares in the form of ADSs held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Shunwei Talent Limited with SEC on February 1, 2019. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. The shareholders of Shunwei Capital Partners II GP Limited are Team Guide Limited, a British Virgin Islands company which is wholly-owned by Mr. Jun Lei, and Gifted Ventures Limited, another British Virgin Islands company, which is wholly owned by Mr. Koh Tuck Lye.

(5) Represents 33,818,182 Class B ordinary shares and 333,000 Class A ordinary shares in the form of ADSs held by Red Better Limited, a British Virgin Islands liability limited company. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Red Better Limited with SEC on February 1, 2019. The address of Red Better Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Red Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(6) Represents 10,909,091 Class A ordinary shares held by SCC Venture V Holdco I, Ltd. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by SCC Venture V Holdco I, Ltd. with SEC on February 14, 2019. The registered address of SCC Venture V Holdco I, Ltd. is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The sole shareholder of SCC Venture V Holdco I, Ltd. is Sequoia Capital China Venture Fund V, L.P. The general partner of Sequoia Capital China Venture Fund V, L.P. is SC China Venture V Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen.

To our knowledge, as of March 31, 2019, 34,200,000 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2019, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Investor Rights Agreement

Shareholders agreement and registration rights

We entered into a shareholders agreement on July 21, 2015 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those corporate governance provisions, as well as special rights, except the registration rights, will automatically terminate upon the completion of a qualified initial public offering.

Registration rights granted to shareholders

We have granted certain registration rights to our shareholders under the shareholders agreement. Set forth below is a description of the registration rights.

Demand Registration Rights.    At any time after the earlier of (i) July 21, 2021 or (ii) one year following the closing of an initial public offering, holders of at least 25% of the redeemable convertible class B ordinary shares and preferred shares (or ordinary shares issued on the conversion of redeemable convertible class B ordinary shares and preferred shares) then outstanding has the right to demand that we file a registration statement covering at least 20% (or any lesser percentage if the anticipated gross proceeds to us from such proposed offering would exceed US$5.0 million) of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days (except for a registration statement on Form F-3, which shall be 60 days) after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and underwriting shall be allocated first, to us, second to each of the holders requesting inclusion of their registrable securities on a pro rata basis, and third to holders of other securities of us.

Form F-3 Registration Rights.    Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 so long as such registration offerings are in excess of US$500,000. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration.    We will bear all registration expenses, other than selling expenses, underwriting discounts and commissions, and fees for special counsel of the holders participating in such registration, incurred in connection with any demand, piggyback or Form F-3 registration.

Termination of Registration Rights.    Our shareholders’ registration rights will terminate on the earlier of (i) the date that is the fifth anniversary of the closing of an initial public offering, (ii) upon our termination, liquidation, dissolution, and liquidation event and (iii) with respect to any shareholder, when the registrable securities proposed to be sold by such shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2015 Share Incentive Plan” and “2018 Share Incentive Plan.”

Private Placements

In August 2018, we issued 4,000,000 class A ordinary shares to Mr. Xiaoping Chen’s wholly-owned entity Viomi Limited to award his contribution to our company’s rapid development.

Our Relationship with Xiaomi

Xiaomi is our strategic partner and shareholder.

We leverage Xiaomi’s ecosystem users, market and data resources and related support to fuel our development. Our sales to Xiaomi, including Xiaomi-branded water purification systems, water purifier filters, as well as other complimentary products such as kettles and water quality meters, is governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of such products through their network and sales channels. We also sell products through Xiaomi’s online e-commerce channel www.xiaomiyoupin.com, and are charged of commissions pursuant to a commission sales agreement.

In 2018, we recorded and RMB1,311.9 million (US$190.8 million) in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi-branded products.

Business cooperation agreement

The current business corporation agreement entered into in 2017 with Xiaomi governs all our sales to Xiaomi. It will expire in August 2019, and will automatically extend for successive one-year periods unless objected by a party at least 30 days prior to the expiration of the then current term. This agreement can be terminated earlier by Xiaomi, among other reasons, if (i) we breach the material obligation underlying this agreement and purchase order, (ii) except as prohibited by applicable bankruptcy laws, we declare bankruptcy, or if we are unable to repay due loans, or perform contracts, or if our assets are transferred to or taken by other creditors, (iii) the products fail to meet Xiaomi’s requirements, and Xiaomi determines that there is no value to remedy or the products still fail the requirement after three times’ remedies, (iv) we fail to deliver the products on time without reasonable cause and Xiaomi’s prior written consent, and (v) we fail to store the data to clouds designated by Xiaomi, cause disputes of violating users’ personal information, or disclose user data to any third party without Xiaomi’s consent.

Our cooperation with and sales to Xiaomi covers a wide range of products, which currently include Xiaomi-branded water purification systems, water purifier filters as well as other complementary products such as kettles and water quality meters. Under the business cooperation agreement, (i) these products are exclusively designed for and can only be sold to Xiaomi, (ii) Xiaomi shall purchase these products at a price that covers all of our costs of raw materials, outsourcing manufacture, models, logistics and paid intellectual property licensing fees, in connection with the manufacture and delivery of these products, and (iii) Xiaomi and we shall share gross profits, derived from sales of these products, the retail prices of which were set by Xiaomi and us together.

Regarding the intellectual property, Xiaomi by itself owns all industrial designs generated from the process of design, development, manufacturing and sales of the products we sell to Xiaomi. Xiaomi and we have joint ownership over all other technology properties and related intellectual properties generated from the process of design, development, manufacturing and sales of these products.

Regarding user data, we and Xiaomi shall jointly own the user data of all products we sell to Xiaomi. We can share or license user data to third parties only after we obtain Xiaomi’s prior written consent. After the user data of Xiaomi-branded products reaches certain volume threshold, Xiaomi will also need to obtain our consent before making it available for use by any third party.

Youpin commission sales agreement

We have entered into a commission sales agreement with Xiaomi for the sale of certain of our self-branded products. The commission sales agreement expired on December 31, 2018 and has been renewed up to December 31, 2019. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice. This agreement can also be terminated earlier by Xiaomi at any time, among other reasons, if (i) our products or products information provided by us violate laws and regulations; (ii) the products will or may cause material operation risks of Xiaomi (iii) our products have or may have apparent risks of damaging users’ interests; or (iv) we breach the material obligation underlying this agreement. In the past, we successfully replaced a commission sales agreement with Xiaomi for sales through the predecessor of www.xiaomiyoupin.com that expired on December 31, 2017 with the current Youpin commission sales agreement.

Under the commission sales agreement, we shall pay a service fee, approximately 8% of the sales price excluding refunds to customers for product returns or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of our products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or our official offline sales channel, including in the event of sales or promotion. If the prices of our products on Youpin platform are higher than any other sales channels, Xiaomi has the right to delist our products or terminate our cooperation with its full discretion. The deposit collected or service fee will also be forfeited in such event. Xiaomi may also delist our products in following events: (i) the sales amount of our product has been lower than the projection for a consecutive season; (ii) Xiaomi receives over ten complaints based on after-sale or customer services quality issues; (iii) we cause losses to users or Xiaomi due to material faults in quality, logistics, after-sale or other reasons, or involved in misleading propaganda; (iv) the prices of our products are higher than other channels and we fail to adjust promptly upon Xiaomi’s notice; or (v) the reputation of our products fail to meet the agreed standard.

We shall use and arrange logistics services by ourselves with the warehousing and logistics services designated by Xiaomi, and record relevant shipment information into Youpin’s platform within 24 hours upon shipment.

Regarding the intellectual property, we are not allowed to use any intellectual properties of Xiaomi without its written consent. However, we may display the QR code of “Youpin” on our products according to Xiaomi’s requirements. We may be obligated to pay Xiaomi damages of no less than RMB100,000 upon any breach in the usage of “Youpin” and its related trademarks and logos.

Transaction with Xiaomi

In 2018, we recorded RMB1,311.9 million (US$ 190.8million) in revenues from Xiaomi primarily for the sales of Xiaomi branded products. As of December 31, 2018, the amount due from Xiaomi was RMB373.3 million (US$54.3 million).

In 2017, we recorded RMB739.5 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2017, the amount due from Xiaomi was RMB273.7 million, which was all collected in the first quarter of 2018.

In 2016, we recorded RMB299.8 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2016, the amount due from Xiaomi was RMB45.5 million, which was all collected in the first quarter of 2017.

We provided an interest-bearing loan of US$5.0 million to Xiaomi in 2016, which was repaid in March 2018. We also recorded RMB0.3 million, RMB0.5 million and RMB0.1 million in interest income from this loan in 2016, 2017 and 2018, respectively. We borrowed an interest-bearing loan of RMB31.9 million from Xiaomi, which was also repaid in March 2018. We also incurred RMB1.8 million, RMB1.8 million and RMB0.4 million of interest expense for this loan in 2016, 2017 and 2018, respectively.

We purchased RMB1.3 million, RMB1.7 million and RMB18.2 million (US$2.7 million) of products from Xiaomi in 2016, 2017 and 2018, respectively. We recognized RMB0.2 million, RMB3.3 million and RMB24.6 million (US$3.6 million) in commission fees and advertising fees to Xiaomi in 2016, 2017 and 2018, respectively, which was incurred by selling our own self-branded products on www.xiaomiyoupin.com.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For instance, please refer to “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—We may encounter claims alleging our infringement of third-party intellectual properties from time to time” for information of certain such litigation. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

On March 18, 2019, our board of directors declared a special cash dividend of US$0.0333 per ordinary share (or US$0.1 per ADS) on our outstanding ordinary shares. Going forward, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We do not have any present plan to pay regular cash dividends on our ordinary shares in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Dividend Distributions.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing three Class A ordinary shares of ours, have been listed on the Nasdaq Stock Market since September 25, 2018 under the symbol “VIOT.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing three Class A ordinary shares of ours, have been listed on the Nasdaq Stock Market since September 25, 2018 under the symbol “VIOT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by Mr. Xiaoping Chen or Viomi Limited to any person who is not Mr. Chen Xiaoping or his affiliate(s), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Xiaoping Chen or his affiliate(s), such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder other than Mr. Xiaoping Chen or his affiliate(s) to any person, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from funds legally available for distribution. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or a majority of our board of directors (acting by a resolution of the board of directors). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary shares.    Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Board Practices.    A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location where senior management personnel and departments that are responsible for the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Viomi Technology Co., Ltd is not a PRC resident enterprise for PRC tax purposes. Viomi Technology Co., Ltd is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Viomi Technology Co., Ltd meets all of the conditions above. Viomi Technology Co., Ltd is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Viomi Technology Co., Ltd is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Viomi Technology Co., Ltd would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Viomi Technology Co., Ltd is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Viomi Technology Co., Ltd, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the 3.8% Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares (other than the discussion below relating to certain withholding rules and the U.S.-PRC income tax treaty (the “Treaty”). The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	persons liable for alternative minimum tax;
•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;
•	persons that actually or constructively own 10% or more of our stock (by vote or value);
•

persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat each of our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018. Moreover, based upon projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances in which our net revenues from activities that produce passive income significantly increases relative to our net revenues from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Stock Market will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to our ADSs or ordinary shares, such U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest charge on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations (although a lower threshold applies for the quarter in which the initial public offering occurs). We believe that our ADSs qualify as being regularly traded, but no assurances may be given in this regard. Accordingly, our ADSs, but not our ordinary shares, are treated as marketable stock.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Information reporting

Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ADSs or ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.1%, 1.8% and 2.1%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Market Risks

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. The depreciation of the Renminbi against the U.S. dollar was approximately 5% in 2018, while the Renminbi appreciated 6.9% against the U.S. dollar in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Charges Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of three Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

Our ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

Service	Fees

•     To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Our ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

•

Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2018, we received US$1.28 million as reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227063 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 11,400,000 ADSs representing 34,200,000 Class A ordinary shares, at an initial offering price of US$9.00 per ADS. Our initial public offering closed in September 2018. Morgan Stanley and CICC were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on September 24, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$11.1 million, which included US$7.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.5 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$91.4 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from the date that the F-1 registration statement was declared effective by the SEC, to the date of this annual report, we have not used net proceeds from our initial public offering.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures and (iii) lack of an effective control procedure to track and estimate warranty provision relating to our products sold to ensure accuracy. To remedy identified material weaknesses, we are in the process of implementing several measures, including:

•	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;
•	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements;
•	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements; and
•	allocating additional resources including specific staff to the manual tracking process of warranty services and establishing review procedures over estimation of warranty provision.

The implementation of these measures is still at early stage and we need more time to fully implement these measures to remediate the materials weaknesses. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenues for fiscal year of 2018 we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors have determined that Ms. Jinling Zhang qualifies as an “audit committee financial expert.” Our board of directors has determined that Ms. Jinling Zhang, a member of our audit committee and independent director (under the standards set forth in Rule5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August, 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.viomi.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees(1)	—	7,546
Tax fees(2)	—	1,226

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2018.

(2)	“Tax fees” means aggregate fees billed in each of the fiscal years listed for professional services rendered by our principle auditors for tax services.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Viomi Technology Co., Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective September 24, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 11, 2018 (File No. 333-227063))

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on September 11, 2018 (File No. 333-227063))

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts dated September 24, 2018 (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on March 22, 2019 (File No. 333-230431))

2.4

Shareholders Agreement between the Registrant and other parties thereto dated April 29, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.5

English translation of executed form of shareholder voting proxy agreement among a VIE of the Registrant, its shareholders and the WFOE of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.6

English translation of executed form of equity pledge agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.7

English translation of executed form of exclusive consultation and service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.8

English translation of executed form of exclusive option agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.9

English translation of executed form of spousal consent letter of the spouse of Mr. Xiaoping Chen as an individual shareholder of a VIE of the Registrant, as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

Exhibit Number	Description of Document

4.10

English Translation of Business Cooperation Agreement between Foshan Viomi and Xiaomi dated September 6, 2017 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viomi Technology Co., Ltd

By:	/s/ Xiaoping Chen
Name:	Xiaoping Chen
Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: April 23, 2019

VIOMI TECHNOLOGY CO., LTD

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive (loss) income, of changes in shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 23, 2019

We have served as the Company's auditor since 2018

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
				(Note2(e))
Assets
Current assets
Cash and cash equivalents	4	279,952	940,298	136,761
Restricted cash	5	—	29,550	4,298
Short-term investments	6	—	168,993	24,579
Accounts receivable from third parties (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)		4,348	111,718	16,249
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	17	249,548	260,984	37,959
Other receivables from related parties (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	17	57,608	112,320	16,336
Inventories	7	50,692	231,975	33,739
Prepaid expenses and other current assets	8	23,283	46,890	6,819
Total current assets		665,431	1,902,728	276,740
Non-current assets
Prepaid expenses and other non-current assets	8	—	3,636	529
Property, plant and equipment, net	9	3,086	11,301	1,644
Deferred tax assets	12	3,048	5,234	761
Intangible assets, net		—	169	25
Total non-current assets		6,134	20,340	2,959
Total assets		671,565	1,923,068	279,699
Liabilities, mezzanine equity and shareholders’ (deficit) equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated VIEs without recourse to the Group of RMB291,643 and RMB548,481 as of December 31, 2017 and 2018, respectively)		291,643	548,481	79,773
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB27,015 and RMB86,312 as of December 31, 2017 and 2018, respectively)		27,015	86,312	12,554
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB35,953 and RMB5,763 as of December 31, 2017 and 2018, respectively)	17	35,953	5,763	838
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB60,953 and RMB179,712 as of December 31, 2017 and 2018, respectively)	10	61,424	200,930	29,225
Share-based compensation liabilities (including share-based compensation liabilities of the consolidated VIEs without recourse to the Group of nil and nil as of December 31, 2017 and 2018, respectively)	15	4,738	—	—
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB11,612 and RMB10,199 as of December 31, 2017 and 2018, respectively)		11,612	10,199	1,483
Total current liabilities		432,385	851,685	123,873
Non-current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB460 and RMB518 as of December 31, 2017 and 2018, respectively)	10	460	518	75
Total non-current liabilities		460	518	75
Total liabilities		432,845	852,203	123,948
Commitments and contingencies	19
Mezzanine equity
Class B redeemable convertible ordinary shares (“Class B Ordinary Shares”) (US$0.00001 par value; 1,352,727,280 shares authorized, 135,272,728 shares issued and 84,545,455 shares outstanding as of December 31, 2017 and none authorized, issued and outstanding as of December 31, 2018; liquidation value of RMB9,306 and none as of December 31, 2017 and 2018, respectively)	14, 15	256,883	—	—
Series A redeemable convertible preferred shares (“Series A Preferred Shares”) (US$0.00001 par value; 181,818,180 shares authorized and 18,181,818 shares issued and outstanding as of December 31, 2017 and none authorized, issued and outstanding as of December 31, 2018; liquidation value of RMB183,453 and none as of December 31, 2017 and 2018, respectively)	14	151,045	—	—
Total mezzanine equity		407,928	—	—
Shareholders’ (deficit) equity
Class A ordinary shares (US$0.00001 par value; 3,465,454,540 and nil shares authorized as of December 31, 2017 and 2018, respectively; 33,818,182 and nil shares issued as of December 31, 2017 and 2018, respectively; 25,363,636 and none outstanding as of December 31, 2017 and 2018, respectively)	13, 15	2	—	—
Post-IPO Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; nil and 90,200,000 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	13	—	5	1
Post-IPO Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; nil and 117,600,000 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	13	—	7	1
Additional paid-in capital		9,679	1,193,174	173,540
Accumulated deficit		(160,885)	(95,527)	(13,894)
Accumulated other comprehensive loss		(18,004)	(29,786)	(4,332)
Total Viomi Technology Co., Ltd (the "Company")'s shareholders’ (deficit) equity		(169,208)	1,067,873	155,316
Non-controlling interests		—	2,992	435
Total shareholders’ (deficit) equity		(169,208)	1,070,865	155,751
Total liabilities, mezzanine equity and shareholders’ (deficit) equity		671,565	1,923,068	279,699

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands, except shares, ADS, per share and per ADS data)

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note2(e))
Net revenues:
A related party	17	299,827	739,464	1,311,852	190,801
Third parties		12,747	133,755	1,249,377	181,714
Total net revenues	11	312,574	873,219	2,561,229	372,515
Cost of revenues
Purchase from a related party		(1,321)	(1,296)	(14,733)	(2,143)
Purchase from third parties		(231,223)	(596,740)	(1,828,699)	(265,973)
Total cost of revenues	11	(232,544)	(598,036)	(1,843,432)	(268,116)
Gross profit		80,030	275,183	717,797	104,399
Operating expenses (1):
Research and development expenses		(29,926)	(60,749)	(124,230)	(18,069)
Selling and marketing expenses (including RMB166, RMB3,327 and RMB24,598 with related parties for the years ended December 31, 2016, 2017 and 2018, respectively)		(20,929)	(95,296)	(379,554)	(55,204)
General and administrative expenses		(14,386)	(15,818)	(135,532)	(19,712)
Total operating expenses		(65,241)	(171,863)	(639,316)	(92,985)
Other (expenses) income		(481)	2,236	1,829	266
Income from operations		14,308	105,556	80,310	11,680
Interest (expenses) income and short-term investment income (including net interest expense of RMB1,489, RMB1,271 and RMB333 with related parties for the years ended December 31, 2016, 2017 and 2018, respectively)		(296)	2,402	8,846	1,287
Other non-operating income		—	—	255	37
Income before income tax benefits (expenses)		14,012	107,958	89,411	13,004
Income tax benefits (expenses)	12	2,247	(14,718)	(24,061)	(3,500)
Net income		16,259	93,240	65,350	9,504
Less: Net loss attributable to the non-controlling interest shareholder		—	—	(8)	(1)
Net income attributable to the Company		16,259	93,240	65,358	9,505
Accretion of Series A Preferred Shares	14	(8,221)	(8,834)	(6,563)	(955)
Cumulative dividend on Series A Preferred Shares	14	(10,628)	(10,803)	(7,631)	(1,110)
Cumulative dividend on Class B Ordinary Shares	14	(863)	(877)	(620)	(90)
Undistributed earnings allocated to Series A Preferred Shares	14	—	(7,061)	—	—
Undistributed earnings allocated to Class B Ordinary Shares	14	—	(52,533)	—	—
Undistributed earnings allocated to unvested Class A ordinary shares	14	—	(5,099)	—	—
Net (loss) income attributable to ordinary shareholders of the Company		(3,453)	8,033	50,544	7,350
Net income attributable to the Company		16,259	93,240	65,358	9,505
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment		(23,080)	19,102	(11,782)	(1,714)
Total comprehensive (loss) income attributable to the Company		(6,821)	112,342	53,576	7,791
Net (loss) income per ADS*
-Basic	16	(0.84)	1.17	2.10	0.31
-Diluted	16	(0.84)	0.93	1.92	0.28
Weighted average number of ADS used in calculating net income per ADS
-Basic	16	4,076,712	6,894,894	23,923,678	23,923,678
-Diluted	16	4,076,712	8,526,602	26,530,260	26,530,260
Net (loss) income per share attributable to ordinary shareholders of the Company:
-Basic	16	(0.28)	0.39	0.70	0.10
-Diluted	16	(0.28)	0.31	0.64	0.09
Weighted average number of ordinary shares used in calculating net income per share
-Basic	16	12,230,136	20,684,681	71,771,033	71,771,033
-Diluted	16	12,230,136	25,579,806	79,590,780	79,590,780

*Each ADS represents 3 ordinary shares.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME – CONTINUED

(Amounts in thousands, except shares, ADS, per share and per ADS data)

(1)	Share-based compensation was allocated in operating expenses as follows:

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note2(e))
General and administrative expenses	15	6,863	3,303	93,718	13,631
Research and development expenses	15	3,464	1,903	14,476	2,105
Selling and marketing expenses	15	251	615	8,417	1,224

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Class A ordinary shares		Post-IPO Class A Ordinary Shares		Post-IPO Class B Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total the Company’s shareholders’	Non- Controlling	Total shareholders’ (deficit)/
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit	Interest	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	8,454,544	—	—	—	—	—	3,272	(264,134)	(14,026)	(274,888)	—	(274,888)
Vesting of restricted Class A ordinary shares	8,454,546	1	—	—	—	—	677	—	—	678	—	678
Net income	—	—	—	—	—	—	—	16,259	—	16,259	—	16,259
Share-based compensation related to Restricted Shares	—	—	—	—	—	—	6,144	—	—	6,144	—	6,144
Share-based compensation related to 2015 Share Incentive Plan	—	—	—	—	—	—	4,168	—	—	4,168	—	4,168
Accretion of Series A Preferred Shares	—	—	—	—	—	—	(8,221)	—	—	(8,221)	—	(8,221)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(23,080)	(23,080)	—	(23,080)
Balance as of December 31, 2016	16,909,090	1	—	—	—	—	6,040	(247,875)	(37,106)	(278,940)	—	(278,940)

Balance as of January 1, 2017	16,909,090	1	—	—	—	—	6,040	(247,875)	(37,106)	(278,940)	—	(278,940)
Vesting of restricted Class A ordinary shares	8,454,546	1	—	—	—	—	688	—	—	689	—	689
Net income	—	—	—	—	—	—	—	93,240	—	93,240	—	93,240
Share-based compensation related to Restricted Shares	—	—	—	—	—	—	2,718	—	—	2,718	—	2,718
Share-based compensation related to 2015 Share Incentive Plan	—	—	—	—	—	—	2,817	—	—	2,817	—	2,817
Statutory reserve	—	—	—	—	—	—	6,250	(6,250)	—	—	—	—
Accretion of Series A Preferred Shares	—	—	—	—	—	—	(8,834)	—	—	(8,834)	—	(8,834)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	19,102	19,102	—	19,102
Balance as of December 31, 2017	25,363,636	2	—	—	—	—	9,679	(160,885)	(18,004)	(169,208)	—	(169,208)

Balance as of January 1, 2018	25,363,636	2	—	—	—	—	9,679	(160,885)	(18,004)	(169,208)	—	(169,208)
Net income (loss) attributable to the Company and non-controlling interest shareholder	—	—	—	—	—	—	—	65,358	—	65,358	(8)	65,350
Surrender and cancellation of Class A ordinary shares	(11,754,546)	(1)	—	—	—	—	458	—	—	457	—	457
Vesting of restricted Class A ordinary shares	2,536,364	—	—	—	—	—	188	—	—	188	—	188
Share-based compensation related to Restricted Shares	—	—	—	—	—	—	840	—	—	840	—	840
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	—	—	25,391	—	—	25,391	—	25,391
Share-based compensation related to the share awards to the Founder	4,000,000	—	—	—	—	—	90,168	—	—	90,168	—	90,168
Accretion of Series A Preferred Shares	—	—	—	—	—	—	(6,563)	—	—	(6,563)	—	(6,563)
Issuance of ordinary shares upon the completion of the Initial Public Offering (the "IPO")	—	—	34,200,000	2	—	—	633,506	—	—	633,508	—	633,508
Class A ordinary shares converted into Post-IPO Class A Ordinary Shares and Post-IPO Class B Ordinary Share upon the completion of the IPO	(20,145,454)	(1)	4,000,000	—	16,145,454	1	—	—	—	—	—	—
Series A redeemable convertible preferred shares converted into Post-IPO Class A Ordinary Shares upon the completion of the IPO	—	—	18,181,818	1	—	—	165,094	—	—	165,095	—	165,095
Class B redeemable convertible ordinary shares converted into Post-IPO Class A Ordinary Shares and Post-IPO Class B Ordinary Share upon the completion of the IPO	—	—	33,818,182	2	101,454,546	6	274,413	—	—	274,421	—	274,421
Capital injection in a subsidiary from non-controlling interest shareholder	—	—	—	—	—	—	—	—	—	—	3,000	3,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(11,782)	(11,782)	—	(11,782)
Balance as of December 31, 2018	—	—	90,200,000	5	117,600,000	7	1,193,174	(95,527)	(29,786)	1,067,873	2,992	1,070,865

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income	16,259	93,240	65,350	9,504
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,222	1,680	2,270	330
Inventory write-down	1,658	81	1,059	154
Share-based compensation	10,578	5,821	116,611	16,960
Deferred income tax benefits	(2,247)	(801)	(2,186)	(318)
Investment loss	—	—	364	53
Changes in operating assets and liabilities:
Accounts receivable from third parties	—	(4,348)	(107,370)	(15,616)
Accounts receivable from a related party	(33,084)	(204,527)	(11,436)	(1,663)
Inventories	(3,267)	(26,577)	(182,342)	(26,521)
Prepaid expenses and other current assets	(7,408)	(8,745)	(23,607)	(3,433)
Other receivables from related parties	847	(25,771)	(87,384)	(12,709)
Amounts due to related parties	(66)	1,179	4,005	583
Accounts and notes payable	12,111	218,614	256,838	37,356
Advances from customers	7,702	19,312	59,297	8,624
Income tax payables	—	11,612	(1,413)	(206)
Accrued expenses and other liabilities	11,194	43,136	132,213	19,230
Net cash provided by operating activities	15,499	123,906	222,269	32,328
Cash flows from investing activities
Cash received from loan repayment from a related party	—	—	31,441	4,573
Purchase of equipment	(1,609)	(1,234)	(13,505)	(1,964)
Purchase of non-current assets	—	—	(216)	(31)
Purchase of intangible assets	—	—	(184)	(27)
Purchase of short-term investments	—	—	(238,714)	(34,720)
Maturity of a short-term investment	—	—	69,357	10,088
Net cash used in investing activities	(1,609)	(1,234)	(151,821)	(22,081)
Cash flows from financing activities
Repayment of debt to a related party	—	—	(31,900)	(4,640)
Cash received from shareholders	—	2,671	2,705	393
Net proceeds from issuance of ordinary shares upon IPO	—	—	636,170	92,527
Capital injection in a subsidiary from non-controlling shareholder	—	—	3,000	436
Cash paid to a related party	—	—	(5,000)	(727)
Proceeds received from issuance of Series A Preferred Shares	12,999	—	—	—
Net cash provided by financing activities	12,999	2,671	604,975	87,989
Effect of exchange rate changes on cash and cash equivalents	2,913	(2,321)	14,473	2,105
Net increase in cash and cash equivalents and restricted cash	29,802	123,022	689,896	100,341
Cash and cash equivalents at the beginning of the year	127,128	156,930	279,952	40,718
Cash and cash equivalents and restricted cash at the end of the year	156,930	279,952	969,848	141,059
Including:
Cash and cash equivalents at the end of the year	156,930	279,952	940,298	136,761
Restricted cash at the end of the year	—	—	29,550	4,298
Supplemental disclosures of cash flow information:
Cash paid for income tax	—	(3,907)	(27,660)	(4,023)
Cash paid for interest expense	(1,790)	(1,785)	(768)	(112)
Acquisition of equipment in form of other payable	35	54	430	63

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Viomi Technology Co., Ltd (the “Company”) is a holding company incorporated under the Laws of the Cayman Islands in January 2015. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in the operation of developing and selling Internet-of-things-enabled (“IoT-enabled”) smart home products in the People’s Republic of China (“the PRC”).

(a)	History and Reorganization

The Group commenced its operations in May 2014 through Foshan Yunmi Electric Appliances Technology Co., Ltd. (“Foshan Viomi”), a PRC company established by Mr. Chen Xiaoping (“Mr. Chen” or the “Founder”), and Tianjin Jinxing Investment Co., Ltd. (“Tianjin Jinxing”), a subsidiary of Xiaomi Corporation (“Xiaomi”), who is an investor of the Company. Mr. Chen and Tianjin Jinxing invested RMB7,500 and RMB5,000 to establish Foshan Viomi and held 60% and 40% initial equity interests, respectively. Included in the RMB7,500 invested by Mr. Chen, RMB2,500 was invested by certain key management founders and held by Mr. Chen on their behalf (The key management founders, together with Mr. Chen are referred to “the Founders”). The Group has undertaken its reorganization (“Reorganization”) as detailed below.

In January 2015, the Company was incorporated in the Cayman Islands, Viomi HK Technology Co., Limited (“Viomi HK”) was incorporated in Hong Kong as a wholly owned subsidiary of the Company, Beijing Yunmi Technology Co., Ltd. (“Beijing Viomi”) was set up as a domestic company. In May 2015, Lequan Technology Beijing Co., Ltd (“Lequan”) was incorporated as a wholly owned subsidiary of Viomi HK in the PRC.

In July 2015, the Company issued 33,818,182 class A ordinary shares to exchange the interest of RMB2,500 in Foshan Viomi held by Mr. Chen on behalf of key management founders, 67,636,364 Class B Ordinary Shares to exchange the interest of RMB5,000 in Foshan Viomi owned by Mr. Chen, and 67,636,364 Class B Ordinary Shares to Red Better Limited (“Red Better”), a subsidiary of Xiaomi, and Shunwei Talent Limited (“Shunwei”), to exchange the interest of RMB5,000 held by Tianjin Jinxing. Concurrently, the Company obtained control over Foshan Viomi and Beijing Viomi through Lequan by entering into a series of contractual arrangements with Foshan Viomi, Beijing Viomi and their shareholders as detailed in note 1(c). As a result, Foshan Viomi and Beijing Viomi became the consolidated VIEs of the Group. The Reorganization lacks substance and should be treated as a non-substantive merger with no change in the basis of assets and liabilities of Foshan Viomi.

In addition, the Company issued 18,181,818 Series A Preferred Shares at the issue price of US$1.1 per share to a group of investors for considerations of US$20,000, including conversion of the outstanding bridge loans of US$5,250, which was provided by the same investors during January 2015 to July 2015. The remaining consideration was fully received in cash.

In June 2018, the Board of Directors and the shareholders approved a transfer and surrender of shares plan, pursuant to which, Mr. Chen, who holds 33,818,182 class A ordinary shares on behalf of certain key management founders through Viomi Limited, transferred 16,145,454 class A ordinary shares to key management founders and surrendered the remaining 17,672,728 class A ordinary shares to the Company.

Prior to the completion of the IPO, in accordance with written resolutions of all the shareholders of the Company on August 23, 2018, the Company effected a share split whereby each of the Company’s authorized and outstanding ordinary shares and preferred shares, par value of $0.0001 each, was divided into ten ordinary shares and preferred shares of the same series, par value US$0.00001 each, respectively. All shareholders surrendered 90% of their after-share-split outstanding shares back to the Company for cancellation. After the share split and the surrender of shares for cancellation, the number of the Company’s outstanding ordinary and preferred shares remained unchanged. As the number of outstanding shares remained unchanged, the share split does not have an impact to the basic and diluted net (loss) income per share for the years ended December 31, 2016 and 2017. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2018, details of the Company’s principal subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 15, 2015	100%	Investment holding
VIEs:
Foshan Viomi	PRC	May 6, 2014	100%	Home appliance development and sales
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business
Subsidiaries of Foshan Viomi:
Guangdong Lizi Technology Co., Ltd. (“Guangdong Lizi”)	PRC	July 26, 2018	VIE’s subsidiary	Home appliance development and sales

(b)	Initial Public Offering

On September 25, 2018, the Company completed its IPO on the NASDAQ Global Market in the United States of America. In this offering, 11,400,000 American Depositary Shares (“ADSs”), representing 34,200,000 Post-IPO Class A Ordinary Shares, were issued and sold to the public at a price of US$9.00 per ADS.

Following the resolution of the shareholders of the Company on August 23, 2018, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares comprising of the (i) 4,800,000,000 class A ordinary shares of a par value of US$0.00001 each (‘‘Post-IPO Class A Ordinary Shares’’), (ii) 150,000,000 class B ordinary shares of a par value of US$0.00001 each (‘‘Post-IPO Class B Ordinary Shares’’) and (iii) 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. In respect of all matters subject to a shareholder vote, each Post-IPO Class A Ordinary Share is entitled to one vote, and each Post-IPO Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Post-IPO Class B Ordinary Share is convertible into one Post-IPO Class A ordinary share at any time by the holder thereof. Post-IPO Class A Ordinary Shares are not convertible into Post-IPO Class B Ordinary Shares under any circumstances. Upon any transfer of Post-IPO Class B Ordinary Shares by a holder to any person or entity other than holders of Post-IPO Class B Ordinary Shares or their affiliates, such Post-IPO Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Post-IPO Class A Ordinary Shares.

Immediately prior to the completion of the IPO, 16,145,454 issued class A ordinary shares held by certain key management founders, 33,818,182 issued Class B Ordinary Shares held by Red Better, and 67,636,364 issued Class B Ordinary Shares held by Mr. Chen’s wholly-owned entity Viomi Limited was automatically converted by way of re-designation and re-classification into Post-IPO Class B Ordinary Shares on a one-for-one basis, and the rest of the outstanding class A ordinary shares, the rest of the outstanding Class B Ordinary Shares, and all outstanding Series A Preferred Shares was automatically converted by way of re-designation and re-classification into Post-IPO Class A Ordinary Shares on a one-for-one basis.

(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiary

The Company, through Lequan, entered into the following contractual arrangements with Foshan Viomi, Beijing Viomi and their shareholders that enable the Company through its PRC subsidiary to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, through the exercise of the shareholders’ rights under the shareholder voting proxy agreement as the shareholders’ meetings of the VIEs appoint the board of directors of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs through the exclusive consultation and service agreement. Accordingly, Lequan is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that Lequan is the primary beneficiary of the VIEs, the Company believes Lequan’s rights under the terms of the option agreement provide it with a substantive kick-out right. As advised by the Company’s PRC legal counsel, the Company believes the terms of the option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the consideration which is the minimum amount permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for Lequan to currently exercise its rights under the exclusive option agreement.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

A simple majority vote of Lequan’s board of directors is required to pass a resolution to exercise Lequan’s rights under the option agreement, for which Mr. Chen’s, the CEO of the Company, consent is not required. Lequan’s rights under the option agreement give Lequan the power to control the shareholders of Foshan Viomi and Beijing Viomi. In addition, Lequan’s rights under the shareholder voting proxy agreement also reinforce Lequan’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consultation and service agreements and also ensures that consultation and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. Lequan has the rights to receive substantially all of the economic benefits from the VIEs.

Exclusive consulting and service agreement. In July 2015, Lequan entered into exclusive consultation and service agreements with Foshan Viomi and Beijing Viomi respectively to enable Lequan to receive substantially all of the economic benefits of the VIEs. Under the exclusive consultation and service agreements, Lequan has the exclusive right to provide or designate any entity affiliated with it to provide VIEs the technical and business support services, including information technology support, hardware management and updates, software development, maintenance and updates and other operating services. The exclusive consultation and service agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. The exclusive consultation and service agreement was effective in July 2015. The consultation and service agreement will remain effective until all equity interests and assets in Foshan Viomi and Beijing Viomi are sold to Lequan or the party designated by Lequan. Under this arrangement, Lequan has the sole discretion to receive an annual service fee at an amount up to 100% of the annual net income of Foshan Viomi and Beijing Viomi. In addition, Lequan is entitled to receive certain other technical service fees at the amount mutually agreed upon by Lequan and the respective VIE.

Equity pledge agreement. Pursuant to the equity pledge agreements in July 2015 among Foshan Viomi, Beijing Viomi, all of their shareholders and Lequan, all shareholders of Foshan Viomi and Beijing Viomi agreed to pledge their equity interests in Foshan Viomi or Beijing Viomi to Lequan to secure the performance of the VIEs’ obligations under the existing exclusive purchase option agreement, shareholder voting proxy agreement, exclusive consulting and service agreement and also the equity pledge agreement. The Pledge will remain binding until Foshan Viomi, Beijing Viomi and their shareholders discharge all their obligations under the contractual agreements.

Exclusive purchase option agreement. Pursuant to the exclusive option agreements entered into in July 2015 among Lequan, Foshan Viomi, Beijing Viomi and their shareholders, the shareholders of Foshan Viomi and Beijing Viomi are obligated to sell their equity interest to Lequan. Lequan has the exclusive and irrevocable right to purchase, or cause the shareholders of Foshan Viomi and Beijing Viomi to sell to the party designated by Lequan, in Lequan’s sole discretion, all of the shareholders’ equity interests or any assets in Foshan Viomi and Beijing Viomi when and to the extent that applicable PRC law permits Lequan to own such equity interests and assets in Foshan Viomi and Beijing Viomi. The price to be paid by Lequan or any party designated by Lequan will be the minimum amount of consideration permitted by applicable PRC law at the time when such transaction occurs. All of the shareholders promised and agreed that they will refund the consideration once received to Lequan or any party designated by Lequan within 10 working days. Also, the shareholders of Foshan Viomi and Beijing Viomi should try their best to help Foshan Viomi and Beijing Viomi develop well and are prohibited from transferring, pledging, intentionally terminating significant contracts or otherwise disposing of any significant assets in Foshan Viomi and Beijing Viomi without Lequan’s prior written consent. The exclusive option agreement will remain effective until all equity interests and assets in Foshan Viomi and Beijing Viomi are sold to Lequan or the party designated by Lequan.

Shareholder voting proxy agreement.  On July 21, 2015, all of the shareholders of Foshan Viomi and Beijing Viomi have executed a shareholder voting proxy agreement with Lequan, Foshan Viomi and Beijing Viomi, whereby all of the shareholders irrevocably appoint and constitute the person designated by Lequan as their attorney-in-fact to exercise on their behalf any and all rights that the shareholders have in respect of their equity interests in Foshan Viomi and Beijing Viomi. The shareholder voting proxy agreement will be indefinitely effective unless all parties decide to terminate it by written agreement.

In September 2018, Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Chen and Tianjin Jinxing to Mr. Chen alone. Concurrently, the Group entered into a series of contractual arrangements in substantially the same forms with Foshan Viomi and Mr. Chen.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Management therefore concluded that the Company, through its PRC subsidiary and the above contractual arrangements, has the power to direct the activities that most significantly impact the VIEs' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. Consequently, the financial results of the VIEs were included in the Group's consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements between Lequan and its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit Lequan’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;
•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;
•	limit the Group’s business expansion in China by way of entering into contractual arrangements;
•	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;
•	impose additional conditions or requirements with which the Group may not be able to comply;
•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business or
•	require the Company or the Company’s PRC subsidiary or VIEs to restructure the relevant ownership structure or operations.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or VIEs.

Mr. Chen is the only shareholder of Foshan Viomi and the largest shareholder of Beijing Viomi, and Mr. Chen is also the largest beneficiary owner of the Company. The interests of Mr. Chen as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Chen is only one of the beneficiary shareholders of the Company. The Company cannot assert that when conflicts of interest arise, Mr. Chen will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Chen may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company relies on Mr. Chen, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Chen, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In addition, the other shareholder of Beijing Viomi is also a beneficial owner of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of the Foshan Viomi and Beijing Viomi may act contrary to the contractual arrangements, the Company, through Lequan, entered into a shareholder voting proxy agreement with all of the shareholders of Foshan Viomi and Beijing Viomi in July 2015. The shareholder voting proxy agreement with the shareholder of Foshan Viomi has been updated in September 2018 as Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Chen and Tianjin Jinxing to Mr. Chen alone. Through the shareholder voting proxy agreement, all shareholders of Foshan Viomi and Beijing Viomi have entrusted the person designated by Lequan as its proxy to exercise their rights as the shareholders of Foshan Viomi and Beijing Viomi with respect to an aggregate of 100% of the equity interests in Foshan Viomi and Beijing Viomi.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Group's ability to use the contractual arrangements with its VIE and the Group's ability to conduct business through the VIE could be severely limited.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and its subsidiaries taken as a whole, which were included in the Group’s consolidated balance sheets and consolidated statements of comprehensive (loss) income. Transactions between the VIEs and its subsidiaries and the Group’s subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	210,280	401,424
Restricted cash	—	29,550
Short-term investments	—	168,993
Accounts receivable from third parties (net of allowance of nil and nil as of December 31, 2017and 2018, respectively)	4,348	111,718
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	249,548	260,984
Other receivable from related parties (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	24,160	112,320
Inventories	50,692	231,975
Prepaid expenses and other current assets	22,986	46,499
Total current assets	562,014	1,363,463
Property, plant and equipment, net	3,086	11,301
Deferred tax assets	3,048	5,234
Intangible assets, net	—	169
Prepaid expenses and other non-current assets	—	3,636
Total non-current assets	6,134	20,340
Total assets	568,148	1,383,803
Accounts and notes payable	291,643	548,481
Advances from customers	27,015	86,312
Amounts due to related parties	35,953	5,763
Accrued expenses and other liabilities	60,953	179,712
Income tax payables	11,612	10,199
Total current liabilities	427,176	830,467
Accrued expenses and other liabilities	460	518
Total non-current liabilities	460	518
Total liabilities	427,636	830,985

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Revenue	312,523	873,083	2,561,229
Net income	16,295	92,159	70,232

Net cash provided by operating activities	13,146	123,182	209,690
Net cash used in investing activities	(1,609)	(1,234)	(183,262)
Net cash provided by (used in) financing activities	12,999	—	(37,731)

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Lequan and ultimately the Company hold all the variable interests of the VIE and has been determined to be the primary beneficiary of the VIE.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include sales returns, inventory valuation, product warranties, share-based compensation, fair value of preferred shares, and the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in Hong Kong is United States dollar (“US$”), while the functional currency of the Group’s entities in the PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiary in Hong Kong, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, and incomes are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss) income in the statement of comprehensive (loss) income.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange (losses) gains, net in the consolidated statement of comprehensive (loss) income.

(e)	Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.8755 on December 31, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(f)	Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;
ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
(g)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. As the Company adopted Accounting Standards Update No. 2016-18 on January 1, 2018, restricted cash is included in the total cash and cash equivalents and restricted cash in the consolidated statements of cash flows when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance notes.

(h)	Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive (loss) income.

(i)	Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(j)	Inventories

The Group procures certain key raw materials and components from suppliers and send the materials to contract manufacturers for manufacture. The Group receives the finished goods from the contract manufacturers. Therefore, inventories of the Group consist of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the purchase, and production of manufactured product for sale. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive (loss) income.

(k)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives and residual value. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate
Computers and equipment	2-3 years	0%-5%
Vehicle	4 years	5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive (loss) income.

(l)	Intangible assets

Intangible assets mainly consist of software. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
Software	5 years

(m)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Rental expenses incurred by the Group were RMB0.4 million, RMB1.1 million and RMB 3.9 million for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group has no capital leases for any of the years presented.

(n)	Mezzanine equity

Mezzanine equity represents the Series A Preferred Shares and Class B Ordinary Shares issued by the Company. The Series A Preferred Shares and Class B Ordinary Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies the Series A Preferred Shares and Class B Ordinary Shares as mezzanine equity (Note 14).

In accordance with ASC 480-10, the mezzanine equity was initially measured based on its fair value at date of issue. Since the Series A Preferred Shares and Class B Ordinary Shares will be redeemable at the holder’s option 5 years from issuance if the Series A Preferred Shares and Class B Ordinary Shares are not converted, either voluntarily or automatically upon a qualified initial public offering (“Qualified IPO”), the Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the interest method.

Moreover, according to ASC-480-10-S99-2, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Increase in carrying amount shall be recorded as charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital. As such, the accretion to the carrying amount of preferred share is recognized at minimum rate per annum of issuance price and plus the dividend declared.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(o)	Revenue recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group will enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Group adopted ASC 606 for all periods presented.

The Group’s revenue is primary derived from (i) IoT-enabled smart home products including smart water purification systems, smart kitchen products, and other smart products, (ii) consumable products complementary to the Group’s IoT smart home products, such as water purifier filters, (iii) others including the sales of other related household products as well as service fees from rendering of installation services. Refer to Note 11 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2016, 2017 and 2018.

1)

The Group conducts its business through various contractual arrangements, the following table disaggregates the Group’s revenue by type of contract for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Sales to Xiaomi	299,827	739,464	1,311,852
—Xiaomi-branded products	280,501	654,950	1,175,332
—Viomi-branded products	19,326	84,514	136,520
Sales to third-party customers	12,747	133,755	1,249,377
	312,574	873,219	2,561,229

a)	Sales to Xiaomi’s affiliate Xiaomi Telecommunication Technology Co., Ltd. (“Xiaomi Telecommunication Technology”)

The Group generated a substantial portion of its revenues from sales of products to Xiaomi.

Under the cooperation agreement entered between the Group and Xiaomi Telecommunication Technology, the Group is responsible for design, research, development, production and delivery of designated products using the brand name of “Xiaomi” (“Xiaomi-branded products”). Xiaomi is responsible for commercial distributions and sales. The Group also sells some Viomi-branded products to Xiaomi.

Revenue from Xiaomi is recognized upon acceptance by this customer, which is considered at the time the control of the products is transferred to Xiaomi. Revenue from Xiaomi does not meet the criteria to be recognized over time since 1) even if the products use “Xiaomi” brand, it does not require significant rework to make them suitable to be sold to other customers, 2) under the cooperation agreement, the Group does not have the right of payment for the work performed to date.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

For a few types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as 50 percent of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. For the years ended December 31, 2016, 2017 and 2018, net revenues earned from second installment payment arrangement represented 15.3%, 15.0%and 9.0% of total revenue from Xiaomi, respectively.

b)

Sales to third-party customers, including: sales to leading e-commerce platforms and offline experience stores; and sales to customers directly through the online platforms operated by Xiaomi, third parties and the Group.

-  Sales to leading e-commerce platforms and offline experience stores

Pursuant to the contracts between the Group and the leading e-commerce platforms/offline experience stores (“e-commerce platforms and stores”), the e-commerce platforms and stores have legal title and physical possession of the products upon acceptance and they would bear the inventory risk of loss due to physical damage before the products are transferred and accepted by end customers. The e-commerce platforms and stores are responsible for delivering the products to end customers and can direct the use of the products and obtain the remaining benefits from the products by reselling the products. The e-commerce platforms and stores have flexibility in determining the retail sales price within relatively broad price range set by the Group. Based on these indicators, the Group determined the e-commerce platforms and stores (as opposed to the end customers) as its customers according to ASC 606-10-55-39. The Group recognizes revenue equal to the sales price to the e-commerce platforms and stores when control of the inventory is transferred.

-  Sales to customers directly through the online platforms operated by Xiaomi, third parties and the Group

Under the cooperation agreements entered between the Group and online platforms, the platforms’ responsibilities are limited to offering an online marketplace, while the Group is primarily obligated in a sales transaction and takes inventory risk and has latitude in determining prices. The platforms charged the Group commission fees at pre-determined amounts or a fixed rate based on the sales amounts. Commission fees are recognized as selling expenses. The Group determined the end customers (as opposed to the platforms) as its customers and recognizes revenue equal to the sales price to the end customers when control of the inventory is transferred.

The Group provides installation service to end customers for a few Viomi-branded products without separate charge. The end customers have the right, not the obligation, to ask the Group to provide installation service. The installation service is considered being distinct and accounted for as a separate performance obligation as the products and installation services are not inputs into a combined item the end customer has contracted to receive. In addition, the Group does not provide any significant integration, modification, or customization services. It can fulfill its obligation to transfer each of the products or services separately. End customers do not always exercise their rights to ask for installation services as the installation may not be complicated and could be done by end customers themselves. Therefore, the Group expects to be entitled to a breakage amount in the contract liabilities related to installation services. The Group estimates the breakage portion based on historical customers’ requests and recognizes estimated breakage as revenue in proportion to the pattern of rights exercised by end customers. The assessment of estimated breakage would be updated on a quarterly basis. Changes in estimated breakage should be accounted for by adjusting contract liabilities to reflect the remaining rights expected to be exercised.

Judgment is required to determine standalone selling price for each distinct performance obligation. The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling price. The standalone selling price of the products is determined based on adjusted market assessment approach by estimating the price the customer is willing to pay for the product without installation service. For the standalone selling price of the installation services, the Group determines it by referring to actual costs charged by the third-party vendors, plus an estimated profit margin of 5% based on consideration of both company specific and relevant market factors.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group recognizes revenue for the sales to third-party customers in accordance with the applicable revenue recognition method for each of the distinct performance obligation identified. Sales of products is recognized upon acceptance by customers after delivery.  Installation service is recognized when the service is rendered.

2)	Sales returns and sales incentives

-  Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms starting in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 60 days or 90 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the inventory turnover and aging in the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. As of December 31, 2018, the expected return was insignificant to the Group. The Group would update its estimate at each period end.

Further, the Group might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to the Group by the e-commerce platforms. The Group evaluates each type of incentives or fees to be paid in accordance with ASC 606. Considering that the Group either does not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis, the Group reduces the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms.

-  Sales to Xiaomi and offline experience stores

Except for quality problem of the products, the Group does not allow sales return from Xiaomi and offline experience stores. The Group may provide sales rebates to the customers based on purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to the customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized. For the years ended December 31, 2016, 2017 and 2018, the amount of sales rebate was insignificant.

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. As of December 31, 2016, 2017 and 2018, the amount of expected sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

3)	Warranty

The Group offers product warranty pursuant to standard product quality required by consumer protection law. The warranty period is calculated starting from the date when products are sold to the end customers. The Group has the obligation, at the customer’s sole discretion, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. Therefore, these warranties are accounted for in accordance with ASC 460 Guarantees. At the time revenue is recognized, an estimate of warranty expenses is recorded. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as cost of revenues.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
4)	Value added taxes

Value added taxes (“VAT”) on sales is calculated at 17% on revenue from products before April 30, 2018 and 16% after May 1, 2018. The Group reports revenue net of VAT. Subsidiaries and VIEs that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

5)	Contract balances

Key customers, including Xiaomi and third-party customers, are entitled to a credit term. The expected length of time between the products being transferred to customers and when they pay for those products is short. There is no difference between the amount of promised consideration and the cash selling price of the promised products. Therefore, the Group concludes that the contracts with these key customers generally do not include a significant financing component. The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. There was no activity in the allowance for doubtful accounts for the years presented as these key customers are of a good credit reputation and always make the payment timely.

The opening balance of accounts receivable from these key customers as of January 1, 2017 was RMB45,021. As of December 31, 2017 and 2018, accounts receivable were RMB253,896 and RMB372,702, respectively.

Contract liabilities consist of deferred revenue related to the Group’s provision of installation services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue as of January 1, 2017 was RMB29. As of December 31, 2017 and 2018, deferred revenue were RMB146 and RMB1,276, respectively. During the years ended December 31, 2016, 2017 and 2018, the Group recognized revenue of installation services amounted to RMB57, RMB716 and RMB14,635, respectively. The Group expects to recognize approximately RMB1,276 of the unearned amount for the Group’s remaining performance obligations related to installation services in 2019.

During the years ended December 31, 2016, 2017 and 2018, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.

(p)	Cost of revenues

Cost of revenues consists primarily of material costs, warranty, consignment manufacturing cost, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products.

(q)	Research and development expenses

Research and development expenses primarily consist of salaries and benefits as well as share-based compensation for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities.

(r)	Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB8,065, RMB39,638 and RMB130,796 for the years ended December 31, 2016, 2017 and 2018, respectively. The shipping expenses amounted to RMB2,633, RMB20,044 and RMB140,456 for the years ended December 31, 2016, 2017 and 2018, respectively.

(s)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(t)	Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive (loss) income when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB140, RMB1,278 and RMB1,440 of subsidy income for the years ended December 31, 2016, 2017 and 2018, respectively.

(u)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB3,199, RMB8,016 and RMB18,889 for the years ended December 31, 2016, 2017 and 2018, respectively.

(v)	Share-based compensation

Share-based compensation expenses arise from share-based awards, mainly including Restricted Shares held by the Founder or held by the Founder on behalf of certain key management founders and share options for the purchase of ordinary shares. The Company accounts for share-based awards granted to the Founder and employees in accordance with ASC 718 Stock Compensation.

Before the Reorganization, the Restricted Shares held by the Founders were subject to a repurchase feature under which Xiaomi shall purchase the interest held by Founders at the original investment amount if the Founders voluntarily terminate their employment with Foshan Viomi. The Restricted Shares were classified as equity classified awards as the underlying shares of the awards are ordinary shares of Foshan Viomi and the awards do not contain any of the characteristics of liability awards described in ASC718. The Restricted Shares are accounted for as share-based compensation based on the grant date fair value over the vesting period.

After the Reorganization completed in July 2015, the repurchase feature remains, however, it became the Company’s right, and not the obligation to repurchase. With respect to the remaining unvested interest granted to the Founder on behalf of certain key management founders, the underlying shares changed from ordinary shares of Foshan Viomi to Class A ordinary shares of the Company.  These shares remain to be equity classified awards as they do not contain any characteristics of a liability award and were continually accounted for as share-based compensation based on the grant date fair value over the remaining vesting period. With respect to the remaining unvested interest granted to the Founder, the underlying shares changed from ordinary shares of Foshan Viomi to redeemable Class B Ordinary Shares of the Company, which are redeemable convertible shares. These awards have been reclassified as liability classified awards as the underlying Class B Ordinary Shares are redeemable at a fixed price plus 6% interest per year at the option of the holder if there is no qualified IPO after a certain period of time. According to ASC718, such awards effectively consist of: (1) a liability component representing the Company’s obligation to pay the redemption price if the holder chooses to redeem, and (2) an equity component representing the fair value of the upside potential of the Class B Ordinary Shares, measured using an option pricing model. At the time of the modification, the Company compared the fair value of the original award immediately before the modification, and the total fair value of the liability component and the equity component immediately after the modification. The incremental compensation amount is recognized over the remaining vesting period. The amount related to the liability component is recorded as a liability measured at the redemption price, subsequently accreted at 6% per year to reflect the increase in redemption price over time according to the terms of the Class B Ordinary Shares, until the award is settled. The liability award is considered settled only upon redemption or IPO, when the Class B Ordinary Shares are converted to Class A ordinary shares at which time, the redemption feature would expire.

Upon the completion of the IPO on September 25, 2018, all Class B Ordinary Shares were converted into Post-IPO Class B Ordinary Shares, the liability award had been settled.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

(w)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive (loss) income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive (loss) income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

(x)	Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net income and other comprehensive (loss) income, net of tax. Other comprehensive (loss) income refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. The Group’s other comprehensive (loss) income consists of foreign currency translation adjustments from its entities not using the RMB as their functional currency. Comprehensive (loss) income is reported in the consolidated statements of comprehensive (loss) income.

(y)	Statutory reserves

The Company's subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company's subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC(“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, in accordance with the PRC Company Laws, the Group's VIEs registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group’s VIE, Foshan Viomi, made no appropriation to these statutory reserve funds for the year ended December 31, 2018 as Foshan Viomi’s profit appropriation made to the reserve fund reached the maximum required amount of 50% of its registered capital. Other PRC entities did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the years reported, as they reported accumulated losses.

(z)	(Loss) Income per share

Basic (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders, considering the accretion of redemption feature and cumulative dividend related to the Company’s redeemable convertible preferred shares and Class B Ordinary Shares, and undistributed earnings allocated to redeemable convertible preferred shares, Class B Ordinary Shares and unvested Class A ordinary shares as unvested Class A ordinary shares are also entitled to participating dividends, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. After the IPO, net (loss)/income per ordinary share are computed on Post-IPO Class A Ordinary Shares and Post-IPO Class B Ordinary Shares together, because both classes have the same dividend rights in the Company’s undistributed net income.

Diluted (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred and Class B Ordinary shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted (loss) income per share calculation when inclusion of such share would be anti-dilutive.

(aa)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(bb)	Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group's chief operating decision maker has been identified as the Chairman of the Board of Directors/CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns substantially all of the revenues from external customers attributed to the PRC.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(cc)	Newly issued accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. The Group will adopt the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) for fiscal years and interim periods within 2019. As permitted under the transition guidance, the Company will carry forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. Based on the portfolio of leases as of December 31, 2018, approximately RMB9,274 of right of use assets and RMB9,168 of lease liabilities will be recognized on our balance sheet upon adoption, primarily relating to real estate.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is in the process of evaluating the impact of adopting this guidance.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting: The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect ASU 2018-07 to have a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect ASU 2018-13 to have a material impact to the Company’s consolidated financial statements.

3.	CONCENTRATION AND RISKS
(a)	Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.	CONCENTRATION AND RISKS (Continued)
(b)	Credit risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and amounts due from related parties. The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Accounts receivable from third-parties concentration of credit risk as below:

	As of December 31,
	2017		2018
	RMB		RMB
Company A	—	—	58,766	53%
Company B	—	—	36,734	33%
Company C	2,778	64%	*	*

*	Less than 10%

Other receivables from related parties concentration of credit risk as below:

	As of December 31,
	2017		2018
	RMB		RMB
Xiaomi Inc.	24,160	42%	112,320	100%
Xiaomi H.K. Limited (“Xiaomi H.K.”)	33,448	58%	—	—

(c)	Revenue concentration risk

	Year ended December 31,
	2016		2017		2018
	RMB		RMB		RMB
Xiaomi Telecommunication Technology	299,827	96%	739,464	85%	1,311,852	51%

The revenue generated from Xiaomi included sale of both Xiaomi-branded and Viomi-branded products. Revenue from sale of Viomi-branded products amounted to RMB19,326, RMB84,514 and RMB136,520 for the years ended December 31, 2016, 2017 and 2018, respectively.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institution. Cash and cash equivalents balance as of December 31, 2017 and 2018 primarily consist of the following currencies:

	As of December 31, 2017		As of December 31, 2018
		RMB		RMB
	Amount	equivalent	Amount	equivalent
US$	11,163	73,001	88,529	607,596
RMB	206,951	206,951	332,702	332,702
Total		279,952		940,298

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

5.	RESTRICTED CASH

As of December 31, 2018, the Group held restricted cash of RMB29,550 in designated bank accounts for issuance of bank acceptance notes.

6.	SHORT-TERM INVESTMENTS

Short-term investments represent structured deposits with maturities of less than one year. In accordance with ASC 825, the Company elected the fair value method at the date of initial recognition and carried these short-term investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss) income as short-term investment income. Short-term investments balance as of December 31, 2018 is primarily denominated in the following currencies:

	As of December 31, 2017		As of December 31, 2018
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	—	—	100,022	100,022
US$	—	—	10,049	68,971
Total		—		168,993

7.	INVENTORIES

Inventories consisted of the followings:

	As of December 31,
	2017	2018
	RMB	RMB
Finished goods	13,956	136,494
Raw materials	36,736	95,481
Inventories	50,692	231,975

For the years ended December 31, 2016, 2017 and 2018, the Group recorded write-down of RMB1,658, RMB81 and RMB1,059 for obsolete inventories, respectively.

8.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2017	2018
	RMB	RMB
Advances to suppliers	14,428	23,549
Other receivables	3,054	15,361
Prepayment for equipment	—	3,636
Other current assets	5,525	7,745
Rental deposits	276	235
Total	23,283	50,526
Less: non-current portion	—	(3,636)
Prepaid expenses and other assets-current portion	23,283	46,890

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Computers and equipment	5,815	16,270
Vehicle	508	508
Total	6,323	16,778
Less: accumulated depreciation	(3,237)	(5,477)
Property, plant and equipment, net	3,086	11,301

The Group had recorded depreciation expense of RMB1,222, RMB1,680 and RMB2,244 for the years ended December 31, 2016, 2017 and 2018, respectively. No impairment was recorded for the years ended December 31, 2016, 2017 and 2018.

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2017	2018
	RMB	RMB
Freight payable	9,799	50,680
Other tax payable	15,359	42,076
Accrued payroll and welfare	16,304	39,700
Product warranty	13,909	12,744
Marketing and promotion expenses	1,000	10,710
Professional fee payables	—	10,340
Installation fee payables	—	8,133
Deferred revenue	146	1,276
Deposits received related to unvested shares	496	—
Other current liabilities	4,871	25,789
Total	61,884	201,448
Less: non-current portion	(460)	(518)
Accrued expenses and other liabilities-current portion	61,424	200,930

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2016	2,483
Provided during the year	17,806
Utilized during the year	(6,380)
Balance at December 31, 2017	13,909
Provided during the year	19,775
Utilized during the year	(20,940)
Balance at December 31, 2018	12,744

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

11.	REVENUE

	Year ended December 31, 2016
	Revenues	Cost of revenues	Gross profit
	RMB	RMB	RMB
Sales of product
- IoT-enabled smart home products	273,282	206,679	66,603
Smart water purification systems	250,442	191,848	58,594
Other smart products	22,840	14,831	8,009
- Consumable products	19,376	10,644	8,732
- Other products	19,859	15,166	4,693
Total of sales of product	312,517	232,489	80,028
Rendering of services
- Installation services	57	55	2
Total	312,574	232,544	80,030

	Year ended December 31, 2017
	Revenues	Cost of revenues	Gross profit
	RMB	RMB	RMB
Sales of product
- IoT-enabled smart home products	712,317	499,739	212,578
Smart water purification systems	570,784	399,788	170,996
Smart kitchen products	50,656	34,987	15,669
Other smart products	90,877	64,964	25,913
- Consumable products	87,500	48,123	39,377
- Other products	72,686	49,489	23,197
Total of sales of product	872,503	597,351	275,152
Rendering of services
- Installation services	716	685	31
Total	873,219	598,036	275,183

	Year ended December 31, 2018
	Revenues	Cost of revenues	Gross profit
	RMB	RMB	RMB
Sales of product
- IoT-enabled smart home products	2,081,273	1,514,344	566,929
Smart water purification systems	930,178	614,829	315,349
Smart kitchen products	744,990	596,005	148,985
Other smart products	406,105	303,510	102,595
- Consumable products	141,940	67,433	74,507
- Other products	323,381	247,717	75,664
Total of sales of product	2,546,594	1,829,494	717,100
Rendering of services
- Installation services	14,635	13,938	697
Total	2,561,229	1,843,432	717,797

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	INCOME TAX (BENEFITS) EXPENSES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2017 and 2018 are approximately RMB95,658 and RMB282,130, respectively. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of December 31, 2017 and 2018.

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive (loss) income are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expenses	—	15,519	26,247
Deferred tax benefit	(2,247)	(801)	(2,186)
Income tax (benefits) expenses	(2,247)	14,718	24,061

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	INCOME TAX (BENEFITS) EXPENSES (Continued)

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income from operations in the PRC	13,546	106,868	93,910
Income (loss) from overseas entities	466	1,090	(4,499)
Income before income tax	14,012	107,958	89,411

Tax expense at PRC enterprise income tax rate of 25%	3,503	26,990	22,353
Income tax on tax holiday(1)	(1,414)	(10,989)	(9,632)
Tax effect of permanence differences(2)	(1,187)	(2,640)	(7,871)
Effect of income tax rate change(3)	3,179	—	—
Change in valuation allowance(4)	(7,756)	760	602
Effect of share-based compensation	1,587	873	17,492
Effect of income tax in jurisdictions other than the PRC	(159)	(276)	1,117
Income tax (benefits) expenses	(2,247)	14,718	24,061

(1)

The income tax reversals resulting from the preferential income tax rates that Foshan Viomi was entitled to as an HNTE is included in the “Income tax on tax holidays” in the table above. The favorable 15% tax rate will be eligible for three years starting from 2016.

(2)	The permanent book-tax differences mainly consisted of R&D super deductions.
(3)	Effect of income tax rate change represents the effect due to the change in the applicable tax rate in calculating deferred income tax as a result of Foshan Viomi’s qualification of HNTE in 2016.
(4)

As of December 31, 2015, the Group provided full valuation allowance for the deferred tax assets as it has incurred net accumulated operating losses for income tax purposes since its inception. The Group believed that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the near future. For the years ended December 31, 2016, 2017 and 2018, Foshan Viomi reported taxable profit and the Group believes that it is more likely than not that the deferred tax assets of Foshan Viomi will be utilized in the future. Therefore, valuation allowances related to deferred tax assets of Foshan Viomi have been released in 2016. Valuation allowance for the years ended December 31, 2017 and 2018 are related to the deferred tax assets of certain group entities which reported loss. The Group believed that it is more likely than not that these the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

The per share effect of the tax holidays are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net income per share effect – basic	0.12	0.53	0.22
Net income per share effect – diluted	0.12	0.41	0.20

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	INCOME TAX (BENEFITS) EXPENSES (Continued)

Deferred tax assets and deferred tax liabilities

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Inventory write downs	541	421
Accrued expenses and others	2,485	4,616
Deferred income	22	191
Net operating loss carry forwards	952	1,560
Total deferred tax assets	4,000	6,788
Less: valuation allowance	(952)	(1,554)
Deferred tax assets, net	3,048	5,234

Movement of valuation allowance

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	7,948	192	952
Provided	190	760	602
Reversals	(7,946)	—	—
Balance at end of the year	192	952	1,554

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

13.	ORDINARY SHARES

The Company’s original Memorandum and Articles of Association authorizes the Company to issue 346,545,454 class A ordinary shares with a par value of US$0.0001 per share. As of December 31, 2017, the Company had 25,363,636 class A ordinary shares outstanding. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

In June 2018, the Board of Directors and the shareholders approved a transfer and surrender of shares plan, pursuant to which, Mr. Chen, who holds 33,818,182 class A ordinary shares on behalf of certain key management founders through Viomi Limited, transferred 16,145,454 class A ordinary shares to key management founders and surrendered the remaining 17,672,728 class A ordinary shares to the Company.

On August 23, 2018, the Company issued 4,000,000 class A ordinary shares at par value to Mr. Chen’s wholly-owned entity Viomi Limited to award his contribution to the Company’s development. Such shares were immediately vested. The issuance of such shares is accounted for as a share-based compensation to Mr. Chen. The issuance date fair value was estimated to be approximately US$3.30 per share.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

13.	ORDINARY SHARES (Continued)

On the same day, the Company effected a share split whereby each of the Company’s then authorised and outstanding ordinary shares and preferred shares, par value of $0.0001 each, was divided into ten ordinary shares and preferred shares of the same series, par value US$0.00001 each, respectively. All shareholders then surrendered 90% of their after-share-split outstanding shares back to the Company for cancellation. After the share split and the surrender of shares for cancellation, the number of the Company’s outstanding ordinary and preferred shares remained unchanged. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.

Upon the completion of the Company’s IPO on September 25, 2018 (Note 1(a)), the Company authorized (i) 4,800,000,000 Post-IPO Class A Ordinary Shares of a par value of US$0.00001 each, (ii) 150,000,000 Post-IPO Class B Ordinary Shares of a par value of US$0.00001 each and (iii) 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. Holders of Post-IPO Class A Ordinary Shares and Post-IPO Class B Ordinary Shares have the same rights, except for voting rights and conversion rights. Each Post-IPO Class A Ordinary Share is entitled to one vote, and each Post-IPO Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Post-IPO Class B Ordinary Share is convertible into one Post-IPO Class A Ordinary Share at any time by the holder thereof. Post-IPO Class A Ordinary Shares are not convertible into Post-IPO Class B Ordinary Shares under any circumstances. Upon any transfer of Post-IPO Class B Ordinary Shares by a holder to any person or entity other than holders of Post-IPO Class B Ordinary Shares or their affiliates, such Post-IPO Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Post-IPO Class A Ordinary Shares.

Prior to the completion of the IPO, 16,145,454 issued class A ordinary shares held by certain key management founders, 33,818,182 issued Class B Ordinary Shares held by Red Better, and 67,636,364 issued Class B Ordinary Shares held by Mr. Chen’s wholly-owned entity Viomi Limited was automatically converted by way of re-designation and re-classification into Post-IPO Class B Ordinary Shares on a one-for-one basis, and the rest of the outstanding class A ordinary shares, the rest of the outstanding class B Ordinary Shares, and all outstanding Series A Preferred Shares was automatically converted by way of re-designation and re-classification into Post-IPO Class A Ordinary Shares on a one-for-one basis.

As of December 31, 2018, the Company had 90,200,000 Post-IPO Class A Ordinary Shares and 117,600,000 Post-IPO Class B Ordinary Shares outstanding, respectively.

14.	REDEEMABLE CONVERTIBLE PREFERRED AND CLASS B ORDINARY SHARES

As described in note1 (a), pursuant to a shares purchase agreement, the Company issued certain Class B Ordinary Shares to Mr. Chen, Red Better and Shunwei during the Reorganization, and the Company also issued totaling 18,181,818 shares (with par value of US$0.0001) of Series A Preferred Shares for US$1.1000 per share with total consideration of US$20,000, including conversion of the outstanding bridge loans of US$5,250.

The significant terms of the Series A Preferred Shares and Class B Ordinary Shares issued by the Company are as follows:

Conversion rights

Optional Conversion

Each holder of Series A Preferred Shares and Class B Ordinary Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Series A Preferred Shares and Class B Ordinary Shares into Class A Ordinary Shares at any time. The conversion rate for Series A Preferred Shares and Class B Ordinary Shares shall be determined by dividing applicable Share Issue Price by the conversion price then in effect at the date of the conversion. The initial conversion price will be the applicable Share Issue Price (i.e., a 1-to-1 initial conversion ratio), and thereafter shall be subject to adjustment and readjustment from time to time as hereinafter provided, being no less than par value. Adjustments of conversion ratios include the following:

(1)	Adjustment of applicable conversion price upon issuance of additional ordinary shares below the applicable conversion price.
(2)	Adjustments for share dividends, subdivisions, combinations or consolidations of class A ordinary shares.
(3)	Adjustments for other distributions.
(4)	Adjustments for reclassification, exchange and substitution.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	REDEEMABLE CONVERTIBLE PREFERRED AND CLASS B ORDINARY SHARES (Continued)

Automatic Conversion

Each Series A Preferred Share and Class B Ordinary Share shall automatically be converted into class A ordinary shares, at the then applicable preferred share conversion price upon the closing of a Qualified IPO;

Voting rights

Each Series A Preferred Share and Class B Ordinary Share shall carry a number of votes equal to the number of class A ordinary shares then issuable upon its conversion into class A ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. To the extent that applicable law, Memorandum and Articles of the Company require the Series A Preferred Shares and Class B Ordinary Shares to vote separately as a class with respect to any matters, the Series A Preferred Shares and Class B Ordinary Shares shall vote separately as a class with respect to such matters. Otherwise, the holders of Series A Preferred Shares and Class B Ordinary Shares and class A ordinary shares shall vote together as a single class.

Redemption rights

Redemption Condition for Series A Preferred Shares and Class B Ordinary Shares:

The Series A Preferred Shares and Class B Ordinary Shares are redeemable at any time after the earlier of:

i)	the fifth anniversary of the date on which the closing of the shares issuance pursuant to the share purchase agreement (the “Closing Date”), if the Company has not consummated a Qualified IPO;
ii)

any material breach by the Founder or the Group, of any representatives, warranties or covenants of the transaction documents and not cured within six (6) months (the “Redemption Start Date”), then subject to the applicable laws of the Cayman Islands and, if so requested by any investor, the Company and the Founder shall redeem all or part of the outstanding Series A Preferred Shares and/or Class B Ordinary Shares held by such Investor (collectively, the “Redeemable Shares”) in cash out of funds legally available therefor.

The redemption price of each Series A Preferred Share and Class B Ordinary Share shall be the sum of the Series A Preferred Shares and Class B Ordinary Shares issuance price, respectively: Plus 6% compound interest return per annum on the issuance price; plus all declared but unpaid dividends per Series A Preferred Shares and Class B Ordinary Shares.

If the Company does not have sufficient cash or funds legally available to redeem any of the redeemable shares required to be redeemed, the Company and the Founder shall use their best effort to cause the remaining redeemable shares to be purchased, including without limitation, to seek, facilitate and procure third parties to acquire the remaining redeemable shares on terms and conditions acceptable to the relevant redemption holders.

Dividends rights

Holders of outstanding Series A Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (whether in cash, in property or in shares of the capital of the Company) on the ordinary shares or any other class or series of shares of the Company, at the rate of eight percent (8%) of the preferred share issue price per share (as adjusted for any subdivisions, consolidations, bonus issues, reclassifications and the like) per annum on each Series A Preferred Shares, payable in U.S. dollars and annually when, as and if declared by the Board. Such distributions shall be cumulative. Holders of the Series A Preferred Shares shall also be entitled to receive any non-cash dividends declared by the Board on an as-converted basis.

After payment of the dividends distributed to the holders of Series A Preferred Shares, any additional dividends or distributions shall be distributed to the holders of Class B Ordinary Shares, prior and in preference to any declaration or payment of any dividend (whether in cash, in property or in shares of the capital of the Company) on the class A ordinary shares or any other class or series of shares of the Company, at the rate of eight percent (8%) of the deemed Class B Ordinary Share issue price per share (as adjusted for any subdivisions, consolidations, bonus issues, reclassifications and the like) per annum on each Class B Ordinary Share, payable in U.S. dollars and annually when, as and if declared by the

Board. Such distributions shall be cumulative. Holders of the Class B Ordinary Shares shall also be entitled to receive any non-cash dividends declared by the Board on an as-converted basis.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	REDEEMABLE CONVERTIBLE PREFERRED AND CLASS B ORDINARY SHARES (Continued)

Liquidation rights

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, all assets and funds of the Company legally available for distribution among holders of the outstanding Shares (on an as-converted to basis) in the following order and manner:

i)

the holders of the Series A Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares or any other class or series of shares then outstanding, an amount per Series A Preferred Share equal to (a) one hundred and fifty percent (150%) of the preferred share issue price, plus (b) all declared but unpaid dividends thereon (collectively, the “Preferred Share Preference Amount”). If the Company has insufficient assets to permit payment of the Preferred Share Preference Amount in full to all holders of Series A Preferred Shares, then the assets of the Company shall be distributed ratably to the holders of the Series A Preferred Shares in proportion to the full Preferred Share Preference Amount.

ii)

after the full Preferred Share Preference Amount on all outstanding Series A Preferred Shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed to the holders of Class B Ordinary Shares, prior to the holders of the class A ordinary shares or any other class or series of shares then outstanding, an amount per Class B Ordinary Share equal to (a) one hundred and fifty percent (150%) of the deemed Class B Share issue price, plus (b) all declared but unpaid dividends thereon (collectively, the “Class B Share Preference Amount”, collectively with the Preferred Share Preference Amount, the “Preference Amount”). After the full Preferred Share Preference Amount has been paid, if the remaining assets are insufficient to permit payment of the Class B Share Preference Amount in full to all holders of Class B Ordinary Shares, then the remaining assets of the Company shall be distributed ratably to the holders of the Class B Ordinary Shares in proportion to the full Class B Share Preference Amount.

iii)

after the full Preference Amount on all outstanding Series A Preferred Shares and Class B Ordinary Shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares (on an as-converted basis), together with the holders of the Ordinary Shares.

Liquidation Event

The following events shall be deemed as a liquidation, dissolution or winding up of the Company (each, a “Liquidation Event”):

(i)	any acquisition of the Company (whether by a sale of equity, merger or consolidation) in which in excess of 50% of the Company’s voting power outstanding before such transaction is transferred;
(ii)	a sale of all or substantially all of the Company’s assets and no substantial business operations will be continued by the Company.

Accounting of Series A Preferred Shares and Class B Ordinary Shares

The Company classified the Series A Preferred Shares and Class B Ordinary Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Series A Preferred Shares and Class B Ordinary Shares are recorded initially at fair value, net of issuance costs.

Prior to the Reorganization, the 40% initial equity interests of Foshan Viomi held by the Founder for himself has liquidation preference, and the 40% initial equity interests of Foshan Viomi held by Tianjin Jinxing has liquidation preference and also becomes redeemable in the event of a breach of contract by Foshan Viomi.

Upon completion of the Reorganization, both the Founder and Tianjin Jinxing’s equity interests in Foshan Viomi are exchanged into 67,636,364 Class B Ordinary Shares of the Company, respectively. After the Reorganization, the most significant change in the provision is the addition of redemption clause which allows the holders of the Class B Ordinary Shares to redeem the Class B Ordinary Shares if there are no Qualified IPO after the fifth anniversary of the Closing Date.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	REDEEMABLE CONVERTIBLE PREFERRED AND CLASS B ORDINARY SHARES (Continued)

This transaction was considered as an extinguishment of the previous equity interests and therefore, the Class B Ordinary Shares are measured at its fair value on the extinguishment date.

The Group recognizes changes in the redemption value ratable over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings, or in the absence of retained earnings, by charges as reduction of additional paid-in capital until additional paid-in capital is reduced to zero. Once additional paid-in capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit.

The change in the balance of Series A Preferred Shares and Class B Ordinary Shares included in mezzanine equity for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Series A Preferred Shares	Class B Ordinary Shares held by the Founder(1)(2)	Class B Ordinary Shares- owned by Xiaomi(1)	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	133,573	51,057	204,230	388,860
Accretion of preferred shares	8,221	—	—	8,221
Foreign exchange	9,485	3,488	13,945	26,918
Balance as of December 31, 2016	151,279	54,545	218,175	423,999
Accretion of preferred shares	8,834	—	—	8,834
Foreign exchange	(9,068)	(3,169)	(12,668)	(24,905)
Balance as of December 31, 2017	151,045	51,376	205,507	407,928
Accretion of preferred shares	6,563	—	—	6,563
Foreign exchange	7,487	2,437	9,743	19,667
Conversion of Series A Preferred Shares and Class B Ordinary Shares to ordinary shares upon the completion of the IPO on September 25, 2018	(165,095)	(53,813)	(215,250)	(434,158)
Balance as of December 31, 2018	—	—	—	—

(1)

The carrying amount of Class B Ordinary Shares is higher than the redemption value, which is based on the original investment amount in 2014. Therefore no accretion was recorded for the years ended December 31, 2016, 2017 and 2018.

(2)	Out of the 67,636,364 Class B Ordinary Shares held by the Founder, 50,727,273 Class B ordinary shares held by the Founder pursuant to the restricted share arrangement is included in liability award.

15.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Share-based compensation expenses
—Restricted shares owned by the Founder – equity component(a)	6,051	2,670	826
—Restricted shares owned by the Founder – liability component(a)	266	286	212
—Restricted shares owned by the Founder on behalf of certain key management founders(a)	93	48	14
—Share options(b)	4,168	2,817	25,391
—Shares awarded to Mr. Chen(c)	—	—	90,168
Total share-based compensation expenses	10,578	5,821	116,611

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	SHARE-BASED COMPENSATION (Continued)
(a)	Restricted Shares

As described in note 1 (a), the Founder and Xiaomi, made a capital contribution of RMB7,500 and RMB5,000, respectively, in exchange for 60% and 40% equity interests in Foshan Viomi, respectively. Out of the RMB7,500 invested by the Founder, RMB2,500 was invested by certain key management founders and held by the Founder on their behalf. For the equity interests held by the Founder for himself, these were ordinary shares in nature but with substantive liquidation preference, while for the equity interests held by the Founder on behalf of certain key management founders, these were the most subordinated class of equity of Foshan Viomi and did not carry any preference rights.

According to the agreement among the shareholders entered into in June 2014, the interest held by the Founders shall be subject to a repurchase feature under which Xiaomi shall purchase the interest held by the Founders at the original investment amount if the Founders voluntarily terminates their employment with Foshan Viomi. The repurchase feature shall lapse at a rate of 25% each year, consequently, the interests held by the Founders are accounted for as equity-classified share-based compensation with a vesting period of 4 years.

As discussed in note 2(v), after the Reorganization, the unvested awards held by the Founder on his own behalf consisted of a share-based compensation liability measured based on the redemption value and a share option component representing the value of upside potential of the Class B Ordinary Shares which is accounted for as an equity grant, while the unvested awards held by the Founder on behalf of certain key management founders continue to be equity-classified. As the share-based compensation expenses related to the equity component of the restricted shares owned by the Founder and the restricted shares held by the Founder on behalf of certain key management founders are recognized using graded vesting method, the expenses recognized in 2016 is higher than that of 2017 and 2018.

A summary of the Restricted Shares activity for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of shares
	Restricted Shares held by the Founder on behalf of certain key management founders	Restricted Shares held by the Founder on his own behalf	Total
Outstanding at January 1, 2016	25,363,638	50,727,273	76,090,911
Vested	(8,454,546)	(16,909,091)	(25,363,637)
Outstanding at December 31, 2016	16,909,092	33,818,182	50,727,274
Vested	(8,454,546)	(16,909,091)	(25,363,637)
Outstanding at December 31, 2017	8,454,546	16,909,091	25,363,637
Surrender and cancellation(1)	(5,918,182)	—	(5,918,182)
Vested	(2,536,364)	(16,909,091)	(19,445,455)
Outstanding at December 31, 2018	—	—	—
(2)

In June 2018, the Board of Directors and the shareholders approved a transfer and surrender of shares plan, pursuant to which, Mr. Chen, who holds 33,818,182 Class A ordinary shares on behalf of certain key management founders through Viomi Limited, transferred 16,145,454 Class A ordinary shares to key management founders and surrendered the remaining 17,672,728 Class A ordinary shares to the Company. Out of the 17,672,728 Class A ordinary shares surrendered, 5,918,182 shares were unvested restricted shares. The cancellation of these 5,918,182 shares is accounted for as an acceleration of vesting of such shares and the unrecognised share-based compensation expenses related to these 5,918,182 shares have been recognised in the consolidated financial statements for the year ended December 31, 2018. The share-based compensation expenses recognised due to the acceleration of vesting is not material.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	SHARE-BASED COMPENSATION (Continued)

The table below shows the details of the movement of liability-classified awards with respect to unsettled 50,727,273 restricted shares granted to the Founder for the years ended December 31, 2016, 2017 and 2018:

Liability-classified Awards (RMB)
Restricted Shares held by the Founder on his own behalf
Balance as at January 1, 2016	4,181
Share-based compensation expenses	266
Foreign currency translation adjustment	103
Balance as at December 31, 2016	4,550
Share-based compensation expenses	286
Foreign currency translation adjustment	(98)
Outstanding at December 31, 2017	4,738
Share-based compensation expenses	212
Foreign currency translation adjustment	408
Conversion of Restricted Shares to ordinary shares upon the completion of the IPO on September 25, 2018	(5,358)
Outstanding at December 31, 2018	—

(b)	Share options

On September 17, 2015, the Board of Directors of the Company approved the establishment of 2015 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2015 Share Incentive Plan shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2015 Share Incentive Plan shall be 12,727,272 shares.

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of shares which may be issued was initially 17,672,728 shares.

For the years ended December 31, 2016 and 2017, the Company granted 1,860,000 and 2,700,000 share options to employees pursuant to the 2015 Share Incentive Plan. With respect to the share options granted, 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months.

For the year ended December 31, 2018, the Company granted 5,460,000 and 670,000 share options to employees pursuant to the 2015 Share Incentive Plan and 2018 Share Incentive Plan, respectively. Among which, with respect to the 5,500,000 share options granted, 40% of the options will be vested after 24 months of the grant date and the remaining 60% will be vested in three equal installments over the following 36 months. With respect to 630,000 share options granted, 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during 2016, 2017 and 2018 are summarized in the following table:

	Year ended December 31,
	2016	2017	2018
Risk-free interest rate	2.86%	3.06%-3.89%	3.62%~3.92%
Expected volatility	50.14%-50.15%	47.02%-49.44%	45.51%~46.99%
Expected life of option (years)	10	10	10
Expected dividend yield	—	—	—
Fair value per ordinary share	US$0.51	US$0.76-US$ 1.59	US$1.61-US$3.30

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	SHARE-BASED COMPENSATION (Continued)
(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China Government Bond with a maturity period close to the contractual term of the options.

(2)	Expected life of option (years)

Expected life of option (years) represents the expected years to vest the options.

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the contractual term of the options.

(5)	Fair value per ordinary share

In determining the grant date fair value of the Company’s ordinary shares for purposes of recording share-based compensation expenses in connection with Restricted Shares owned by the Founder, Restricted Shares owned by the Founder on behalf of certain key management founders, and share options under the 2015 Share Incentive Plan and 2018 Share Incentive Plan, the Company, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of the Company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.

DCF method of the income approach involves applying appropriate weighted average cost of capital (“WACC”), to discount the future cash flows forecast, based on the Company’s best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

GCM under the market approach was adopted as reference of the equity valuation for the company. GCM employs trading multiples method of selected public comparable companies including trailing and leading enterprise value/revenue multiples.

In deriving the equity value of each class of shares, the Company applied the option pricing method. The option pricing method treats different classes of shares as call options on the total equity value, with exercise prices based on the liquidation preference or redemption amount of the certain classes of shares. Under this method, the ordinary share has value only if the fund available for distribution to shareholders exceeds the value of liquidation preference or redemption amounts at the time of a liquidity event, assuming the enterprise has funds available to make liquidation preference or redemption. Given the nature of the different classes of shares, the modeling of different classes of capital as call options on company’s enterprise value was analyzed and the values of different classes of shares were derived accordingly.

The Company also applied a discount for lack of marketability (“DLOM”), which was quantified by the black-Scholes option pricing model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity under the 2015 and 2018 Share Incentive Plan for the years ended December 31, 2016, 2017 and 2018 is included in the table below.

	Options granted	Weighted average
	Share Number	exercise price (US$)
Outstanding at January 1, 2016	4,740,000	0.06
Granted	1,860,000	0.24
Forfeited	(980,000)	0.04
Outstanding at December 31, 2016	5,620,000	0.12
Granted	2,700,000	0.52
Forfeited	(780,000)	0.27
Outstanding at December 31, 2017	7,540,000	0.25
Granted	6,130,000	0.64
Forfeited	(410,000)	0.43
Outstanding at December 31, 2018	13,260,000	0.43

The following table summarizes information regarding the share options granted as of December 31, 2016, 2017 and 2018:

	As of December 31, 2016
		Weighted- average exercise	Weighted- average remaining exercise contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	5,620,000	0.12	9.22	1,854
Exercisable	915,000	0.02	8.83	366
Expected to vest	4,187,450	0.14	9.29	1,324

	As of December 31, 2017
		Weighted- average exercise	Weighted- average remaining exercise contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	7,540,000	0.25	8.65	3,697
Exercisable	2,612,500	0.06	7.99	987
Expected to vest	4,385,475	0.35	9.00	2,695

	As of December 31, 2018
		Weighted- average exercise	Weighted- average remaining exercise contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	13,260,000	0.43	8.40	18,705
Exercisable	3,945,000	0.08	7.03	1,752
Expected to vest	8,290,350	0.57	8.97	15,373

The weighted average grant date fair value of options granted for the years ended December 31, 2016, 2017 and 2018 was RMB2.50 (US$0.38), RMB6.01 (US$0.90) and RMB18.23 (US$2.66) per option, respectively.

No options were exercised for the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2018, there was RMB53,879 of unrecognized compensation expenses related to the options.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	SHARE-BASED COMPENSATION (Continued)
(c)	Shares awarded to Mr. Chen

On August 23, 2018, the Company issued 4,000,000 Class A ordinary shares at par value to Mr. Chen’s wholly-owned entity Viomi Limited to award his contribution to the Company’s development. Such shares were immediately vested. The issuance of such shares is accounted for as a share-based compensation to Mr. Chen. The issuance date fair value was approximately US$3.30 per share.

16.	NET (LOSS) INCOME PER SHARE

Basic net (loss) income per share is the amount of net (loss) income available to each share of ordinary shares outstanding during the reporting period. Diluted net (loss) income per share is the amount of net (loss) income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

For the years ended December 31, 2016, 2017 and 2018, the Group has determined that its convertible redeemable Class B Ordinary Shares, convertible redeemable Series A Preferred Shares and unvested Class A ordinary shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The holders of the Class B Ordinary Shares, Series A Preferred Shares and unvested Class A ordinary shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net (loss) income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net (loss) income attributable to ordinary shareholders of the Company	(3,453)	8,033	50,544

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	12,230,136	20,684,681	71,771,033
Dilutive effect of share options	—	4,895,125	7,819,747
Denominator for diluted calculation	12,230,136	25,579,806	79,590,780

Basic net (loss) income per ordinary share	(0.28)	0.39	0.70
Diluted net (loss) income per ordinary share	(0.28)	0.31	0.64

For the years ended December 31, 2016, 2017 and 2018, the following shares outstanding were excluded from the calculation of diluted net (loss) income per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2016	2017	2018
Shares issuable upon exercise of share options	3,370,739	—	—
Shares issuable upon conversion of Restricted Shared owned the Founder	67,636,364	67,636,364	—
Shares issuable upon conversion of Class B Ordinary Shares owned by Red Better and Shunwei	67,636,364	67,636,364	—
Shares issuable upon conversion of Series A Preferred shares	18,181,818	18,181,818	—
Shares issuable upon exercise of unvested Restricted Shares owned by the Founder on behalf of certain key management founders	21,520,813	13,079,391	—

17.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

Mr. Chen	Founder
Xiaomi Inc.	Controlled by Xiaomi
Xiaomi H.K.	Controlled by Xiaomi
Xiaomi Telecommunication Technology	Controlled by Xiaomi
Tianjin Jinxing	Controlled by Xiaomi
Beijing Xiaomi Software Co., Ltd (“Xiaomi Software”)	Controlled by Xiaomi
Guangzhou Xiaomi Information Service Co., Ltd (“Guangzhou Xiaomi”)	Controlled by Xiaomi

The Group’s relationship with Xiaomi

Xiaomi is The Group’s strategic partner and shareholder.

The Group’s sales to Xiaomi is governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of such products through their network and sales channels.

The Group also sells products through Xiaomi’s online e-commerce channel Youpin.mi.com, and is charged of commissions pursuant to a commission sales agreement.

Transaction with Xiaomi

Business cooperation agreement

The current business corporation agreement entered into in 2017 with Xiaomi governs all the Group’s sales to Xiaomi. It will expire in August 2019, and will automatically extend for successive one-year period unless objected by a party at least 30 days prior to the expiration of the then current term.

Under the business cooperation agreement, (i) products sold to Xiaomi are exclusively designed for and can only be sold to Xiaomi, (ii) Xiaomi shall purchase these products at a price that covers all of the Group’s costs of raw materials, outsourcing manufacture, models, logistics and paid intellectual property licensing fees, in connection with the manufacture and delivery of these products, and (iii) Xiaomi and the Group shall share gross profits, derived from sales of these products, the retail prices of which were set by Xiaomi and the Group together.

Youpin commission sales agreement

The Group has entered into a commission sales agreement with Xiaomi for the sale of certain of the Group’s own branded products. The commission sales agreement will expire on December 31, 2018 and has been renewed up to December 31, 2019. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, the Group shall pay a service fee, calculated as approximately 8% of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of the Group’s products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or the Group’s official offline sales channel, including in the event of sales or promotion.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	RELATED PARTY TRANSACTIONS (Continued)
(1)	Amount due from/to related parties

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable from a relate party:
Xiaomi Telecommunication Technology(a)	249,548	260,984

Other receivables from related parties:
Xiaomi Inc.(c)	24,160	112,320
Xiaomi H.K.(b)	33,448	—
Total	57,608	112,320

Amounts due to related parties:
Xiaomi Telecommunication Technology(a)	1,225	3,876
Guangzhou Xiaomi	—	1,887
Xiaomi Software(d)	32,228	—
Tianjin Jinxing(e)	2,500	—
Total	35,953	5,763

(2)	Purchase from a related party

	Year ended December 31,
	2016	2017	2018
		RMB	RMB
Xiaomi Telecommunication Technology(a)	1,327	1,685	18,235

(3)	Revenue from a related party

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Xiaomi Telecommunication Technology(a)	299,827	739,464	1,311,852
(4)	Selling and marketing expenses

	Year ended December 31,
	2016	2017	2018
		RMB	RMB
Xiaomi Inc.(c)	166	3,327	20,824
Guangzhou Xiaomi	—	—	3,774
Total	166	3,327	24,598

(5)	Interest expenses

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Xiaomi Software(d)	1,761	1,761	440

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	RELATED PARTY TRANSACTIONS (Continued)

(6)	Interest income

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Xiaomi H.K.(b)	272	490	107

(a)

The balance due from Xiaomi Telecommunication Technology represents receivable arising from sales of water purifier and accessories. The balance due to Xiaomi Telecommunication Technology represents payable arising from purchase of Xiaomi branded products and certain raw materials.

(b)

The balance due from Xiaomi H.K. represents loan and interest receivables from the related party. The loan is US$5,000 with an interest rate of 3 month Libor add 10bps. The loan term is 3 months and will be automatically extended by another 3 months if the two parties do not raise any objections on the maturity date. The loan has been settled in 2018.

(c)

Foshan Viomi sells its own brand products on the E-platform of Xiaomi Inc., which charges Foshan Viomi commission fee. The amount due from Xiaomi Inc. represents sales receivable net of commission fee.

(d)

The balance due to Xiaomi Software represents borrowing from the related party. The loan is RMB31,900 with an interest rate of 5.52% per annum. The loan term is 3 months and will be automatically extended by another 3 months if the two parties do not raise any objections on the maturity date. The loan has been settled in 2018.

(e)

The balance due to Tianjin Jinxing represents US$409 (equivalent to RMB2,671) that the Company received from Red Better with the understanding that RMB2,500 will be repaid to Tianjin Jinxing in the PRC. The balance was settled to Tianjin Jinxing in 2018.

18.	FAIR VALUE MEASUREMENTS

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	FAIR VALUE MEASUREMENTS (Continued)

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2017 and 2018 except for short-term investments (Note 6).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Short-term investments (i)	—	168,993	—	168,993

(i) Short-term investments represent structured deposits and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Company’s other financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable, other receivables, amounts due to/from related parties, accounts payable and certain accrued expenses. The recorded values of cash and cash equivalents, restricted cash, accounts receivable, other receivables, amounts due to/from related parties, accounts payable and certain accrued expenses are recorded at cost which approximates fair value.

19.	COMMITMENTS AND CONTINGENCIES
(a)	Lease commitments

The Group leases its offices and an offline store under non-cancelable operating lease agreements. The Group recognizes rental expense under such arrangements on a straight-line basis over the lease term.

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2019	4,284
2020	2,947
2021	1,600
2022 and after	978
9,809

(b)	Capital and other commitment

The Group entered into an agreement with a third party on July 4, 2018, pursuant to which the Group and the third party agreed to set up a company primarily engaged in manufacturing of the Group’s certain existing products. Under the agreement, the Group’s committed investment amount as of December 31, 2018 was RMB6,000. The Group has paid the investment amount of RMB6,000 in March 2019.

(c)	Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except shares, ADS, per share and per ADS data)

19.	COMMITMENTS AND CONTINGENCIES (Continued)

However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

20.	SUBSEQUENT EVENTS

On March 18, 2019, the Board of Director approved a special cash dividend of US$0.0333 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on March 28, 2019.

Holders of ADSs, each representing three ordinary shares of the Company, are accordingly entitled to a cash dividend of US$0.10 per ADS.

21.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB18,750 and RMB13,750 as of December 31, 2017 and 2018. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2018, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2018 and the condensed financial information of the Company are not required to be presented.