Form 20-F
period 2019-12-31
Viomi Technology Co., Ltd
filed 2020-04-23
CIK 1742770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_________________

For the transition period from__________to____________

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
Guangzhou, Guangdong, 510220
People’s Republic of China
Phone: +86 20 8930 9496
Email: jiangshun@viomi.com.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing three Class A ordinary shares	VIOT	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
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

i

As of December 31, 2019, there were 209,294,732 ordinary shares issued and outstanding, being the sum of (i) 98,444,732 Class A ordinary shares, par value US$0.00001 per share (excluding 4,645,224 Class A ordinary shares that were issued to our depositary bank and are reserved for future grants under our share incentive plans), and (ii) 110,850,000 Class B ordinary shares, par value US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes   ☐  No

ii

iii

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the IoT-enabled smart home products market and the home appliances market in China;
•	the expected growing application of AI technology in smart home devices;
•	our expectations regarding our relationships with our ecosystem partners;
•	our expectations regarding demand for success of our sales channels;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations and selected consolidated statements of cash flows data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2016 and 2017 and the selected consolidated statements of operations and selected consolidated statements of cash flows data for 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss) Income Data:
Net revenues(1)	312,574	873,219	2,561,229	4,647,513	667,573
Cost of revenues	(232,544)	(598,036)	(1,843,432)	(3,565,109)	(512,095)
Gross profit	80,030	275,183	717,797	1,082,404	155,478
Operating expenses(2):
Research and development expenses(2)	(29,926)	(60,749)	(124,230)	(204,942)	(29,438)
Selling and marketing expenses(2)	(20,929)	(95,296)	(379,554)	(529,212)	(76,017)
General and administrative expenses(2)	(14,386)	(15,818)	(135,532)	(73,061)	(10,495)
Total operating expenses	(65,241)	(171,863)	(639,316)	(807,215)	(115,950)
Other (expenses) income	(481)	2,236	1,829	35,880	5,154
Income from operations	14,308	105,556	80,310	311,069	44,682
Interest (expenses) income and short-term investment income	(296)	2,402	8,846	26,109	3,750
Income before income tax expenses	14,012	107,958	89,411	339,020	48,697
Income tax benefits (expenses)	2,247	(14,718)	(24,061)	(45,190)	(6,491)
Net income	16,259	93,240	65,350	293,830	42,206
Net income attributable to the Company	16,259	93,240	65,358	292,170	41,968
Net (loss) income attributable to ordinary shareholders of the Company	(3,453)	8,033	50,544	292,170	41,968
Net (loss) income per share attributable to ordinary shareholders of the Company:
Net (loss) income per ordinary share—basic	(0.28)	0.39	0.70	1.40	0.20
Net (loss) income per ordinary share—diluted	(0.28)	0.31	0.64	1.35	0.19
Weighted average number of ordinary shares used in computing net (loss) income per share:
Ordinary shares—basic	12,230,136	20,684,681	71,771,033	208,156,507	208,156,507
Ordinary shares—diluted	12,230,136	25,579,806	79,590,780	215,855,577	215,855,577

Notes:

(1)	Includes RMB299.8 million, RMB739.5 million, RMB1,311.9 million and RMB2,112.2 million (US$303.4 million) from sales to Xiaomi for the year ended December 31, 2016, 2017, 2018 and 2019, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	6,863	3,303	93,718	7,282	1,046
Research and development expenses	3,464	1,903	14,476	23,564	3,385
Selling and marketing expenses	251	615	8,417	12,322	1,770
Total	10,578	5,821	116,611	43,168	6,201

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018 and 2019.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	156,930	279,952	940,298	972,438	139,682
Amounts receivable from a related party, net	45,021	249,548	260,984	707,947	101,691
Short-term investments	—	—	168,993	316,201	45,419
Total current assets	276,166	665,431	1,902,728	2,907,615	417,653
Total assets	281,945	671,565	1,923,068	3,022,473	434,151
Total current liabilities	136,886	432,385	851,685	1,632,840	234,542
Total liabilities	136,886	432,845	852,203	1,648,026	236,723
Total mezzanine equity	423,999	407,928	—	—	—
Pre-IPO Class A ordinary shares	1	2	—	—	—
Class A ordinary shares	—	—	5	6	1
Class B ordinary shares	—	—	7	6	1
Total shareholders’ (deficit) equity	(278,940)	(169,208)	1,070,865	1,374,447	197,428

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	15,499	123,906	222,269	245,484	35,260
Net cash used in investing activities	(1,609)	(1,234)	(151,821)	(268,956)	(38,634)
Net cash provided by financing activities	12,999	2,671	604,975	48,542	6,973
Effect of exchange rate changes on cash and cash equivalents	2,913	(2,321)	14,473	8,087	1,162
Net increase in cash and cash equivalents and restricted cash	29,802	123,022	689,896	33,157	4,761
Cash and cash equivalents and restricted cash at the beginning of the year	127,128	156,930	279,952	969,848	139,312
Cash and cash equivalents and restricted cash at the end of the year	156,930	279,952	969,848	1,003,005	144,073

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019.

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

Since our founding in May 2014, we have experienced rapid growth. Continued growth of our business and household user base requires us to expand our product portfolio, strengthen our brand recognition, expand our sales channels, enhance our aftersales services capabilities, better manage our supply chain, upgrade our information systems and technologies, secure more space for our expanding workforce, and devote other resources to our business expansions, among others. As we continue to grow, managing our business will become more complicated as we develop a wider product, and service, sales channel and customer mix, among others, some of which we may have less experience in. In addition, as we increase our product and service offerings and further diversify our sales channels, we will need to work with a larger number of partners and maintain and expand mutually beneficial relationships with our existing and new partners.

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

We were established in May 2014 and launched our first product in 2015. As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our future prospects, including our ability to plan for our future growth. Our limited operating experience, substantial uncertainty concerning how the IoT industry as well as the broader consumer products and home appliances market  in China may develop, and other economic factors beyond our control, may reduce our ability to accurately forecast demand for our products and accordingly, our quarterly or annual revenues. As such, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed and predictable market.

Xiaomi is our strategic partner and our most important customer. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results.

Xiaomi is our strategic partner and our most important customer. Historically, we recorded RMB739.5 million, RMB1,311.9 million and RMB2,112.2 million (US$303.4 million) in net revenues from sales to Xiaomi in the year ended December 31, 2017, 2018 and 2019, respectively, which represented 84.7%, 51.2% and 45.4% of our total net revenues during such periods, respectively. In addition, many of our products are also sold through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, or Youpin, one of our most important online sales channels.

We sell a wide range of products to Xiaomi, including Xiaomi-branded water purification systems, water purifier filters, range hoods and gas stoves, dishwashers, as well as other complementary products such as sweeper robots, kettles and blenders, among others. We may discuss with Xiaomi to expand the product categories that we collaborate with Xiaomi on, which may lead to increase of revenues from Xiaomi, but there is no assurance that such discussion and expansion of cooperation will materialize.

Our cooperation with Xiaomi is provided in a series of contracts. All these agreements are subject to early termination by Xiaomi under certain circumstances. We cannot assure you that no such circumstance will surface leading to Xiaomi’s early termination of any of our cooperation. We will initiate good faith negotiations with Xiaomi to renew the agreements whenever they are near the end of the term. However, we cannot assure you that we will be able to renew all such agreements, or on the same or more favorable terms.

In addition, we can recover our production costs when we deliver to Xiaomi for certain categories of products, and are entitled to share in the gross profit when Xiaomi sells them to end-customers. However, various reasons may lead to Xiaomi’s failure to sell these products, many of which are not within our control, including those related to Xiaomi but unrelated to the products we produced and risks that we could not preempt or prevent with commercially reasonable efforts.

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

Xiaomi is also a shareholder of our Company. Xiaomi is a public company listed on the Stock Exchange of Hong Kong. When exercising its rights as our shareholder, Xiaomi may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. Our interests and those of our other shareholders may at times conflict with the interests of Xiaomi and its public shareholders and other affiliates. Such conflicts may result in losing business opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by Xiaomi or companies within its ecosystem. Currently, we do not have any formal processes to address such conflicts.

Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth.

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the "618", “Singles’ Day” and “Double Twelve” shopping festivals. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our selling and marketing expenses were RMB529.2 million (US76.0 million) for the year ended December 31, 2019, representing 11.4% of our net revenues. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

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

Our ability to compete successfully and grow our business depends in large part on our ability to continue to introduce new and innovative products, services and technologies that are well received by consumers and in a timely manner, and in turn, grow our household user base.

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

We strive to continue to expand and diversify our product offerings to cover additional scenarios in the home environment. Expanding into new product categories and scenarios and substantially increasing our product lines involve new risks and challenges. Our potential lack of familiarity with new products and scenarios and the lack of relevant customer data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, resulting in inventory buildup and possible inventory write-downs. We may not be able to effectively control our costs and expenses in rolling out these new product categories and scenarios. We may have certain quality issues and experience higher return rates on new products, receive more customer complaints and face costly product liability claims, such as injury allegedly or actually caused by our products, which would harm our brand and reputation as well as our financial performance.

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

The IoT-enabled smart home products market in China has experienced rapid growth in recent years. However, the growth rate may decrease due to uncertainties with respect to China’s macro-economy, disposable income growth, the acceptance of IoT technology and products, and pace of development of technologies and other factors, including the growth of the broader home appliances market. Furthermore, the IoT-enabled smart home products market is constantly evolving, and it is uncertain whether our products and services will achieve and sustain high levels of demand and market acceptance. Our ability to expand the sales of our IoT products to a broader consumer base depends on several factors, including Chinese consumers’ receptiveness towards and adoption of smart home AI and IoT technology, the market awareness of our brand, the timely introduction and market acceptance of our products and services, the network effects of our products and services, our ability to attract, retain and effectively train sales and marketing personnel, the effectiveness of our marketing programs, our ability to develop effective relationships with distribution partners and expand our network of offline experience stores, the cost and functionality of our products and services and the success of our competitors. If we are unsuccessful in developing and marketing our IoT products to consumers, or if these consumers do not perceive or value the benefits of our holistic IoT @ Home approach, the market for our products and services may not continue to develop or may develop more slowly than we expect, either of which would adversely affect our profitability and growth prospects.

If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected.

User engagement is important to our business model. Our value-added businesses ecosystem and the virtuous cycle that we anticipate it to create depend heavily on the level of user engagement with the products and services provided by us.

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

The IoT-enabled smart home products market, together with the broader consumer products and home appliances market, is characterized by rapid technological changes, frequent introductions of new products and evolving industry standards, such as the rollout of 5G technology and related ecosystems. We have implemented our AI + IoT + 5G strategy to continue preparing for the upcoming 5G era and to establish a leading position in this area. Particularly, we introduced our 5G customer premise equipment products with industry leading specifications in 2019. Though we are acting proactively to keep pace with the AI and 5G trend as well as other technological developments in the industry, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, voice- and gesture-control and facial- and image-recognition are important features of our IoT @ Home platform, and the technologies supporting them have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

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

Moreover, the market prices for certain raw materials have been volatile. For example, we have experienced significant increases in the market prices for certain important raw materials used in manufacturing refrigerators recently, and we may not be able to recover these costs through selling price increases to our customers, which would have a negative effect on our financial results.

We rely on certain contract manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

We rely on certain contract manufacturers to produce a majority of our products. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our contract manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems. For example, the outbreak of coronavirus disease (COVID-19), or the COVID-19 outbreak, widely and negatively impacted supply chains in China in early 2020. Our contract manufacturers’

operations were disrupted during this period, which may in turn adversely affect our business and results of operations. We may be unable to pass potential cost increases to our customers. We may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to renew contracts with our contract manufacturers for our existing products or identify contract manufacturers who are capable of producing new products we target to launch in the future.

Any failure of such partners to perform with regards to quantity, quality or timely supply of products may have a material negative impact on our business and results of operations. In addition, if such failure affects our supplies to Xiaomi or other major customers, our relationship with Xiaomi or other such customers may be adversely affected.

Furthermore, although our agreements with our contract manufacturers contain provisions imposing confidentiality obligations on them, and we have adopted security protocols to ensure knowhow and technologies for manufacturing our products could not be easily leaked or plagiarized, we cannot guarantee the effectiveness of these efforts and, any leakage or plagiary of our knowhow and technologies could be detrimental to our business prospects and results of operations.

We cannot guarantee that we will be able to successfully manage product manufacturing in-house or implement our strategic value chain investments effectively.

We have established Guangdong Lizi Technology Co., Ltd., or Guangdong Lizi, as a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters, and Guangdong AI Touch Technology Co., Ltd., or Guangdong AI Touch, for the development, production and supply of touch screen components for our smart products. The two facilities have integrated into the Viomi platform and begun commercial manufacturing since the first half of 2019, which has provided us greater control over our supply chain and has already started to generate incremental cost savings. In addition, in February 2020, we entered into a memorandum of understanding with the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, expected to be completed in two phases over an up to ten-year period. The first phase is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities. Accordingly, we face risks inherent to maintaining product development and manufacturing facilities or associated with expansion of production capacity and such other risks common in the product development and manufacturing industry.

Our personnel expenses and other costs may increase as a result of the additional manpower retained for our manufacturing lines and the additional cost in terms of quality control. In addition, we may fail to attract and retain sufficient skilled manufacturing and mechanic workers. Furthermore, our facilities may experience disruptions due to equipment breakdowns, labor strikes or shortages, natural disasters, health epidemics, component or material shortages, cost increases or other similar issues. Meanwhile, manufacturing in-house subjects us to various PRC environmental laws and regulations that are evolving and not as clear as those of the developed economies such as the United States, which may result in higher compliance costs incurred by us. We are also required to maintain all environmental permits, filings and registrations related to our business, including pollution discharge certificate, fire protection certificate, and the environmental protection examination and approval, which are subject to periodic renewal. Although we have obtained and completed for our two facilities all such permits, approval and registrations as of the date of this annual report, we cannot assure you that we will be able to obtain their respective renewal in a timely manner, or at all. If we fail to comply in full respect with environmental laws and regulations, we may face fines, orders to suspend our manufacturing and civil or criminal litigations

We have limited experience in in-house product manufacturing. If we are unable to effectively manage the risks we face and produce high-quality products cost-efficiently to meet the market demand and implement effective cost and expense control, our business, financial condition and results of operations may be materially and negatively affected and we may not be able to recoup the investments we have made.

We may from time to time enter into contracts with some customers that provide certain favorable terms to such customers, which may, in certain situations, adversely affect our results of operations or profitability.

We may from time to time enter into contracts with some customers that provide certain favorable terms to such customers to expand our sales channels and increase our market penetration, which may, in certain situations, adversely affect our results of operations or profitability. For example, our contract with a leading e-commerce platform provides, among others, return or discount clearance of certain slow-moving products and potential payment of various consideration to the platform including payment for gross margin guarantee on certain products, monthly compensation for promotion and marketing activities, and fees for advertising through such platform. For more details on the contract, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

Our business may be adversely impacted by product defects or other quality issues.

Product defects or other quality issues can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. While we maintain a reserve for product warranty costs based on certain estimates and our knowledge of current events and actions, our actual warranty costs may exceed our reserve, resulting in current period expenses and a need to increase our reserve for warranty costs.

Moreover, since our products combine hardware and software, any glitches in the software may intervene and disrupt our efforts to integrate our products in consumers’ lifestyles. We rely on the connectivity and network effects of our products and services to attract consumers to expand their collection of our products, which we believe will reinforce a positive smart home experience. Any failure or defects that a consumer experiences in one product, however, may prevent this connectivity or network effect from being realized. As a result, we may be prevented from providing solutions to our customers and our business prospectus, results of operations and financial condition could be adversely affected.

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

We manage our inventory by constantly monitoring and tracking our current inventory levels, while keeping a portion of reserve stock, based on our forecast customer demand. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. For example, our inventory level could increase on a seasonal basis as we prepare for large online sales promotion events, and it would be difficult for us to forecast the sales that we may achieve in those events. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected. We have experienced inventory shortage of popular products in the past. Such arrangement may lead to loss of consumer confidence and further uncertainty with respect to our inventory level.

As market competition for products similar to ours intensifies, we expect that it will become more difficult to forecast demand. In addition, as we continue to introduce new product and services and expand our products portfolio, we may face increasing challenges managing the production plan and appropriate inventory levels for our product portfolio.

Our efforts to manage, expand and diversify our customer base and sales channels may not be successful.

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline experience stores, third-party offline channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products. Historically, Xiaomi has been our largest and most important customer. Sales to Xiaomi accounted for 84.7%, 51.2% and 45.4% of our net revenues in 2017, 2018 and 2019, respectively.

Although we have devoted significant resources to maintaining, expanding and diversifying our customer base and sales channels, we cannot assure you that such efforts would succeed. Our current agreements with Xiaomi and third-party sales channels generally do not prohibit them from working with our competitors or from selling competing products. Our competitors may be more effective in providing incentives to our third-party online sales to favor our competitors’ products and promote their sales. Pursuing, establishing and maintaining relationships with our online sales partners requires significant time and resources. We cannot assure you that we will be able to renew those agreements upon their expiry on commercially acceptable terms, or at all. Any such occurrences may negatively impact our business, results of operations and growth prospect.

In addition, we have been adding offline experience stores and cooperating with more network partners. With the increased scale of operations, we will be required to invest additional resources in managing our network partners, and hence we may not be able to expand as fast or as successfully as we expect. In addition, our sales network management systems may not be effective.

We rely on a limited number of third-party e-commerce platforms to sell our products online. If our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

Currently, we rely on third-party e-commerce platforms such as Youpin, JD.com, Tmall and Suning, among others, for online sales and order fulfillment of our products and derive a material portion of our online sales revenue therefrom. If our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or we fail to incentivize such platforms to drive traffic to our online stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less user traffics to our flagship stores, which may negatively impact our business and results of operations.

We rely on third-party service providers for logistics and aftersales services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfillment and delivery services, including shipping products to Xiaomi, our other customers as well as end-consumers. We also outsource a majority of our installation and after-sale services for our products to third-party service providers.

While these arrangements allow us to focus on our main business, they reduce our direct control over the logistics and aftersales services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Additionally, if our products are not delivered in proper condition or in a timely manner or if errors occur in product installation or product maintenance processes, our products and services may be compromised, customer experience may be impacted adversely and, as a result, our business and reputation could suffer. Further, if our logistics and after-sale service providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

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

Our offline experience stores may not be successful due to factors beyond our control, such as underperformance of the stores or adverse market conditions. Our network partners may also not have the necessary experience or resources to successfully operate the stores over time. We may also have disputes with our network partners. Suspension or termination of a network partner’s services in a particular area may cause interruption to or failure in our services in the corresponding area. We may not be able to promptly replace our network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. Any service disruptions associated with our network partners could result in our customer satisfaction, reputation, operations and financial performance being materially and adversely affected.

We may not be successful in monetizing our household user base.

It is an important growth strategy for us to continue to grow our user base and enrich our value-added businesses ecosystem, key components of our IoT @ Home platform, which enable us to differentiate our offerings and create additional monetization opportunities for us, including the sale of complementary products and provision of value-added services. While we have successfully grown our household user base from approximately 113 thousand as of December 31, 2016 to approximately 3.2 million as of December 31, 2019, there is no assurance that we will be successful in monetizing this user base through such offerings, for example, if:

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

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

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

We rely on cloud servers maintained by KSYUN, Xiaomi and Alibaba Cloud Services to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

Due to the ever-changing cyber threat landscape, our products may be subject to potential vulnerabilities, and our services may be subject to certain risks, including hacking or other unauthorized access to control or view systems and obtain private information.

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

Third parties, including distribution network partners, ecosystem partners and our other business partners, could also be a source of security risk to us in the event of a failure of their own products, components, networks, security systems, and infrastructure. In addition, we cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography, or other developments will not compromise or breach the technology protecting the networks that access our products and services. A significant actual or perceived (whether or not valid) theft, loss, fraudulent use or misuse of customer, employee, or other data, whether by us, our business partners, or other third parties, or as a result of employee error or negligence or otherwise, non-compliance with applicable industry standards or our contractual or other legal obligations regarding such data, or a violation of our privacy and information security policies with respect to such data, could result in costs, fines, litigation, or regulatory actions against us. Such an event could additionally result in unfavorable publicity and therefore materially and adversely affect the market’s perception of the security and reliability of our services and our credibility and reputation with our customers, which may lead to customer dissatisfaction and could result in lost sales and increased customer revenues attrition.

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

In addition, according to our business cooperation agreement with Xiaomi, we shall share with Xiaomi all the user data collected in relation to the respective Xiaomi-branded products. Consequently, any leak or abuse of user data by Xiaomi may be perceived by consumers as a result of the compromise of our information security system. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information or other customer data, could cause our users to lose trust in us and could expose us to legal claims.

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

According to our business cooperation agreement with Xiaomi, Xiaomi and we have joint ownership over all technology properties (other than industrial designs) and related intellectual properties generated from the process of design, development, manufacturing and sales of Xiaomi customized products and certain of our self-branded products we supply to Xiaomi. Xiaomi may use these intellectual properties and user data to develop and manufacture competing products on its own and although the business cooperation agreement forbids the parties to license any third party to use the jointly owned intellectual properties without prior consent of the other party, we cannot ensure the compliance of Xiaomi with such agreement.

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

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our products. While seasonality has not been particularly prevalent in our historical results of operations due to the rapid growth of our business, we generally expect to experience higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals across online e-commerce platforms such as “618,” “Singles’ Day” and “Double Twelve,” which are highly popular among Chinese consumers. Given the impact of this seasonality, our quarterly results of operation and financial position at the end of a particular quarter may not necessarily be representative of the results we expect at year end or in other quarters of a year. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.

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

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weaknesses. See “Item 15. Controls and Procedures— Changes in Internal Control.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are now subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Based on its evaluation, our management concludes that our internal control over financial reporting as of December 31, 2019 was not effective. For future fiscal years, our management may conclude that our internal control over financial reporting was not effective either. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 34,570,947 ordinary shares underlying all awards may be issued. As of December 31, 2019, there are 11,365,268 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of $0.44 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our Company.

Our future success depends, in part, on our ability to continue to attract, motivate and retain highly skilled personnel. In particular, the growth of our ecosystem may require us to hire experienced personnel with a wide range of skills.

We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. The loss of any key personnel, especially our founder, chairman, and chief executive officer Mr. Xiaoping Chen, could be disruptive to our operations and research and development activities, reduce our employee retention and revenues, and impair our ability to compete. In addition, if any of our senior management or key personnel joins a competitor or forms a competing company, we may lose know-how, trade secrets, business partners and key personnel. Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there is no assurance that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

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

We face risks related to natural disasters, health epidemics and other outbreaks or conflicts, which could materially and adversely affect our business and results of operations.

Our business could be adversely affected by natural disasters or other acts of god. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, military conflicts, riots, terrorist attacks or similar events that negatively impact the Chinese economy could also severely and adversely affect our business and operating performance.

Our business could also be adversely affected by health epidemics. In recent years, there have been outbreaks of epidemics in China and globally, such as Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, coronavirus diseases such as COVID-19 and Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Any such occurrences could cause severe disruption to the daily operations and manufacturing of us and our contract manufacture and other partners, subject employees of ours, our contract manufactures or our partners to quarantine and may even require a temporary closure and disinfection of our office and facilities. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics negatively impacts the Chinese economy in general.

The recent COVID-19 outbreak has created unique global and industry-wide challenges, including challenges to our business, impacting supply chains, logistics, sales channels, as well as overall consumer sentiment and purchasing behavior. In early-2020, the COVID-19 outbreak resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and opportunities for discretionary consumption, especially in offline sales channels, were extremely limited during the period. Many of the quarantine measures within China have since been relaxed as of the date of the issuance of this annual report, and we, together with our suppliers and customers, have gradually resumed normal operations since mid-February 2020. Although we have seen noticeable improvements in late-March and early-April, both from a supply and demand perspective, the impact of COVID-19 is expected to have a negative impact on the Company’s near-term financial results, including on revenue growth and profit margins, as a result of the ongoing challenging industry conditions, supply chain bottlenecks and operational disruptions. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the outbreak, in China as well as globally, together with its impact on the industry and the broader economy are still difficult to assess or predict at this time and face significant uncertainties that will be difficult to quantify. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to reimposed restrictions. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our business operations ins China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate our business in China through our consolidated affiliated entities, in which we have no ownership interest. Although our provision of e-commerce services falls within the permitted category according to the Negative List, as defined in "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on catalogue relating to foreign investment" that took effect on July 28, 2018, foreign investments in this business are still restricted by other qualifications and requirements under related regulations in China. Our WFOE has entered into a series of contractual arrangements with our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

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

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as our WFOE, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserve funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We conduct our business primarily through our PRC subsidiary and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaces the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations.

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

Substantially all our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 is likely to be severe. In particular, National Bureau of Statistics of China reported a 6.8% drop in gross domestic product (GDP) for the first quarter of 2020 compared with the same period of 2019. If economic conditions, particularly in China, as well as globally do not improve, our business and operating results may be adversely affected. Separately, any other or further adverse changes in economic conditions in China, in government policies or in the laws and regulations in China could have a material adverse effect on the overall economic growth. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government policies that encourage increased competition in our industry, or additional control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location where senior management personnel and departments that are responsible for the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under former SAT Circular 698 (which was repealed by the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source by the SAT). SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under former SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than former SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity of a same listed foreign enterprise by a non-resident enterprise through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued a Public Notice of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which, among others, repealed the Circular 698 on December 1, 2017. SAT Public Notice 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under Circular 698. And certain rules stipulated in SAT Public Notice 7 are replaced by SAT Public Notice 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

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

The PRC government has provided various tax incentives to our VIE entity—Foshan Viomi in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Foshan Viomi has obtained High and New Technology Enterprise status since November 31, 2016 and is thus eligible to enjoy a preferential tax rate of 15% for the periods presented and the following three years, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our PRC subsidiary or VIE in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary or VIE in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended by Ministry of Commerce in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, the State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, are required to be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that all these PRC residents have complied or will comply with SAFE Circular No. 37 or the subsequent implementation rules to complete the applicable registrations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiary in China to distribute to us dividends and the proceeds from any reduction in capital, share transfer or liquidation, and we may also be prohibited from injecting additional capital into the subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who have resided in China for a continuous period of not less than one year are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures if they participate in any stock incentive plan of an overseas publicly listed company, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete the SAFE registrations may result in fines of up to RMB300,000 for entities, or up to RMB50,000 for individuals, and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Employee Share Incentive Plan of Overseas Publicly Listed Company.”

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain social insurance or housing fund contributions for all of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. If local authorities determine that we failed to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

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

The ownership certificates or other similar proof of three of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of December 31, 2019, we are not aware of any claim or challenge brought by any third parties concerning our use of leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate claims against the lessors under relevant lease agreements for losses resulting from indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiary and VIEs. We may make loans to our PRC subsidiary and VIEs subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars.  For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB, sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. However, we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based Big Four accounting firms become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

On February 19, 2020, the SEC and the PCAOB issued another joint statement on their ongoing discussion with leading accounting firms about the issues highlighted in their previous joint statement.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including overall market volatility and the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 91.8% and 59.8%, respectively, of the aggregate voting power of our Company as of March 31, 2020. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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

On March 18, 2019, our board of directors declared a special cash dividend of US$0.0333 per ordinary share (or US$0.1 per ADS) on our issued and outstanding ordinary shares. Going forward, we intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. We do not have any present plan to pay regular cash dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as it falls due in the ordinary course of business. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend declared shall exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including Section 404 therein relating to internal control over financial reporting, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice with respect to certain aspects of our corporate governance. See “Item 16G. Corporate Governance.” However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be treated as a PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019, nor do we presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering.

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

In January 2015, we formed a PRC domestic company, Beijing Yunmi Technology Co., Ltd, or Beijing Viomi, to develop and manage our big data, software and product design. In July 2015, we issued class A ordinary shares of Viomi Technology Co., Ltd. in exchange for the equity interests in Foshan Viomi held by Mr. Chen on behalf of the management, class B ordinary shares in exchange for the equity interests in Foshan Viomi owned by Mr. Chen, and class B ordinary shares to Red Better Limited and Shunwei Talent Limited in exchange for the equity interests in Foshan Viomi held by Tianjin Jinxing. Concurrently, we obtained control over Foshan Viomi and Beijing Viomi by entering into a series of contractual arrangements with them and their respective shareholders. In September 2018, Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Xiaoping Chen and Tianjin Jinxing, an affiliate of our principal shareholder, Red Better Limited, to Mr. Xiaoping Chen alone. Concurrently, we entered into a series of contractual arrangements in substantially the same forms with Foshan Viomi and Mr. Xiaoping Chen. We collectively refer to Foshan Viomi and Beijing Viomi as our VIEs in this annual report. We use contractual arrangements with VIEs due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

In July 2018, we established Guangdong Lizi, a subsidiary of Foshan Viomi, as a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters. Guangdong Lizi began commercial manufacturing operations in January 2019.

On September 25, 2018, our ADSs commenced trading on the Nasdaq Stock Market under the symbol “VIOT.” We raised from our initial public offering approximately US$91.4 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us.

In January 2019, we established Guangdong AI Touch, a subsidiary of Foshan Viomi, for the development, production and supply of touch screen components for our smart products. Guangdong AI Touch has begun commercial manufacturing operations in the first half of 2019.

In December 2019, we established Yunmi Hulian Technology (Guangdong) Co., Ltd. as a wholly-owned subsidiary of Viomi HK to act as a holding company for potential future business and investment opportunities.

Our principal executive offices are located at Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, 510220, People’s Republic of China. Our telephone number at this address is +86 20 8930 9496. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.viomi.com/

B.	Business Overview

We have developed a unique IoT @ Home platform, consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing us to grow our household user base and capture various additional scenario-driven consumption events in the home environment. As of December 31, 2019, our IoT @ Home platform had approximately 3.2 million household users.

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales through our own and third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 15.3%, 48.8% and 54.6% of our net revenues in 2017, 2018 and 2019, respectively. Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 84.7%, 51.2% and 45.4% of our net revenues in 2017, 2018 and 2019, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

In accordance with our “AI+IoT+5G” strategy to prepare for the upcoming 5G era, we rolled out our state-of-the-art hybrid networking 5G Customer Premise Equipment, or CPE products in late-2019. Equipped with advanced 5G microchips, the product enables one-touch connectivity and the ability to connect over 256 IoT products. These products will be able to provide groundbreaking and seamless full-home wireless coverage technology to consumers. We have also been dedicated to developing next-generation WiFi 6-enabled products and technologies, integrating WiFi, Bluetooth, Zigbee and other protocols to deliver truly holistic connectivity and user experiences across IoT products in the home environment.

Our IoT @ Home platform

Our unique IoT @ Home platform consists of an ecosystem of innovative IoT products together with a suite of complementary consumable products and value-added businesses.

IoT-enabled smart home products

We generate a significant portion of our revenues through sales of our IoT products. Aimed at China’s young, modern, “new middle-class” consumers, our portfolio of innovative IoT products form the core of our IoT @ Home platform. We have successfully brought to market an extensive range of IoT products, including our water purification systems, smart kitchen products, including refrigerators and range hoods, and other smart products such as air conditioning systems, washing machines, water heaters and other smart devices. These products engage users across a wide spectrum of essential daily activities and create new consumption scenarios for the home environment. We think of customers’ initial purchases of our products as the start of our relationship with them rather than the end, as that first purchase drives broad home-wide adoption of our products and long-term customer loyalty. The inherent connected nature, synergies, and network effects within our IoT @ Home platform are demonstrated by the fact that the percentage of our household users possessing at least two of our IoT products increased from 3.5% as of March 31, 2016 to 17.9% as of December 31, 2019.

Consumable products and value-added businesses

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

The table below sets forth the revenue contribution of our key business lines:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
IoT-enabled smart home products	712,317	81.6	2,081,273	81.3	3,587,355	515,291	77.2
Smart water purification systems	570,784	65.4	930,178	36.3	1,065,166	153,002	22.9
Smart kitchen products	50,656	5.8	744,990	29.1	1,322,801	190,008	28.5
Other smart products	90,877	10.4	406,105	15.9	1,199,388	172,281	25.8
Consumable products	87,500	10.0	141,940	5.5	265,844	38,186	5.7
Value-added businesses(1)	73,402	8.4	338,016	13.2	794,314	114,096	17.1
Total	873,219	100.0	2,561,229	100.0	4,647,513	667,573	100.0

Note:

(1)	Including sales of other products and rendering of services. See footnote 12 to the Consolidated Financial Statements for more details.

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

Smart kitchen products

Our smart kitchen products include refrigerators, oven steamers, dishwashers, range hoods and gas stoves. In particular, our flagship 21Face large-screen smart refrigerator helps users manage their home and life with food management, connected living, and information and entertainment capabilities—all controlled through voice recognition, hands-free AI technology from anywhere in the kitchen. 21Face is seamlessly embedded with an interface through which users can access our value-added businesses, such as various media and entertainment content, as well as the ability to purchase various household fast-moving consumer goods, including fresh produce, as well as ordering food delivery.

Other smart products

In addition to our smart water purification system and our smart kitchen products lineup, we also offer a diverse array of IoT products that complements our IoT @ Home platform and addresses users’ needs across different home scenarios, such as air conditioning systems, washing machines, water heaters, smart water kettles, sweeper robots, smart locks and other smart devices, among others. We also launched our new premium AI-focused “coKiing” brand in November 2019, starting first with a series of air conditioning products, to further penetrate the mid-to-high-end market through introducing a more diversified and premium suite of product offerings. We intend to further enrich and expand the product categories offered under the coKiing brand going forward to further diversify and complement our entire product portfolio to cater to the broader market.

Consumable products

We offer a range of consumable products complementary, and often essential, to our IoT products, which provide us with additional, recurring and ongoing revenue streams across the life cycle of our IoT products. Consumers can purchase such products either through our sales channels or through the e-commerce platforms embedded within various of our IoT products. Consumable products predominantly include water filters and water pitcher filters for our smart water purifiers, water pitcher filters, and air filters for our refrigerators. They feature easy installation mechanisms so that consumers can effortlessly install the products themselves.

Value-added businesses

Another key component of our IoT @ Home platform is our suite of value-added businesses.

Other products

We offer a variety of other household products to supplement our IoT products and promote regular impulse purchases by consumers. These products include blenders, portable fans, rice cookers, water quality meters, aromatherapy humidifiers, water filter pitchers and stainless-steel insulated water bottles, among others.

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

Sales Channels

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline experience stores, third-party offline channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products.

Online

Our products are sold across a number of leading e-commerce channels in China, including Youpin, JD.com, Tmall and Suning, among others. We believe that cooperation with these leading e-commerce platforms enables us to leverage their established customer base and brand recognition, and helps us reach a wide group of customers across a variety of markets. We also sell products via our proprietary and rapidly growing Yunmi Shangcheng, or Viomi Store, mobile app and online platform.

Offline

Our offline sales channels comprise of our Viomi offline experience stores and we been expanding our relationship with leading third-party offline sales channels such as Gome and Suning, which supplement our online channels and further broaden our market access and increase brand awareness.

Viomi offline experience stores

As an integral part of our sales channel and go-to-market strategy, we have established a large network of Viomi offline experience stores operated by our third-party network partners. We conduct our offline sales mostly through the network of Viomi offline experience stores, giving us control of the presentation of our brand. This strategy allows us to present our brand in a consistent manner, including marketing, pricing and product presentation. It also enables us to reduce logistical complexities and costs as we are not subject to timing, delivery and quantity requirements set by third-party retailers, allowing our employees to instead concentrate on product development and customer service.

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

Together with our network partners, we had established a network of approximately 1,700 Viomi offline experience stores, the majority of which were stand-alone stores, as of December 31, 2019.

Third-party offline channels

To further diversify and strengthen our overall channel penetration and presence, we have been expanding our relationship with and sales to well-established specialty offline home appliance malls such as Gome and Suning, which is expected to increase our end-points of sale and overall consumer awareness of our brand, products and concept.

Xiaomi

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distribution and sales of these respective products. We also sell some Viomi-branded products to Xiaomi.

Research and Development

We are committed to developing new and innovative products and services through research and development. As of December 31, 2019, our total research and development staff consisted of approximately 334 employees across multiple R&D centers and product groups teams, representing 46% of our total number of employees. Many of our team members are global and cross-industry experts in technical product hardware development, software and AI, including experts with previous experience working at Dyson, Siemens, and Bosch. We incurred RMB60.7 million, RMB124.2 million and RMB204.9 million (US$29.4 million) in research and development expenses in 2017, 2018 and 2019, respectively.

Software, Artificial Intelligence and Data Analytics Systems

We rely on our advanced software, innovative AI technology and powerful data analytics capability to develop, operate, and continuously enhance our IoT @ Home platform.

Advanced software

We have developed advanced software to enable interconnectivity among our IoT products and to support and expand their functionalities. Our software is equipped with public API (application programming interface) through which other parties’ software and products can be connected to and integrated with ours.

Some of our IoT products that are equipped with interactive screens that run the Android operating system, which can operate software applications with advanced and diverse functions and serve as the platform on which our IoT products connect. The rest of our products have embedded systems that operate both locally and on the cloud. Our Viomi Store mobile app allows customers to quickly and efficiently discover, review, select and purchase our products. In addition, the Viomi Store serves as the control app for our IoT products, and enables our users to manage, monitor and interact with our IoT products. Using our cloud-based software system, our products receive automatic updates, often on an overnight basis, to incorporate new functionalities and grow smarter over time based on our data analysis.

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

Our big data analysis team has developed our own data analytics platform. We use this platform to extract intelligence from large amounts of data. Analyzing this data enhances our understanding of user behavior, and we are thus able to further develop our IoT @ Home platform to better serve our customers. By providing better solutions, we believe we will attract more household users over time. More household users on our platform can then generate more data for our software analytics, enhance our software and algorithms, and lead to a better user experience, which in turn can attract more household users to our platform, a powerful virtuous cycle.

We consider the protection of the personal privacy of each of our users to be of paramount importance. We collect only anonymous data and only with users’ consent, and all sensitive data is encrypted. We use such data only for the improvement of our products and services. Furthermore, our employees’ access to our internal information management system is limited to verified IP address and we restrict the scope of such access based on the duty of the employee. Our data is stored securely in KSYUN, Xiaomi and Alibaba Cloud.

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

As of December 31, 2019, we had 1,366 patents registered with the State Intellectual Property Office of China, or the SIPO.

Globally, as of December 31, 2019, we had 40 patents registered and 91 pending patent applications in various overseas countries and jurisdictions, including the United States, Europe, India, Korea and certain Southeast Asia countries.

As of December 31, 2019, we had registered 316 trademarks in China.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Meanwhile, our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

Our cooperation with and sales to Xiaomi extends to a diversified range of products, which currently include Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, dishwashers, sweeper robots, blenders as well as other complimentary products such as kettles and water quality meters.

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distributions and sales. For certain products under our cooperation with Xiaomi, the selling price is a fixed amount as agreed by both parties. For other products, we first recover our manufacturers and logistics cost when we deliver to Xiaomi, and are additionally entitled to share a portion of the gross profit when Xiaomi is successful in selling such products to end consumers.

We also sell Viomi-branded products through Xiaomi’s e-commerce platform, Youpin, directly to consumers. We are charged with service fees proportionate to the sales amount of our products excluding refunds, or as otherwise agreed for certain products.

Please see the description under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Business Cooperation Agreement.” for a summary of the material terms of major agreements with Xiaomi. Please also see “Item 3. Key Information—D. Risk Factors——Risks Related to Our Business and Industry—Xiaomi is our strategic partner and our most important customer. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results.” for discussion of our risks associated with the cooperation with Xiaomi.

Sales and Marketing

Marketing

Our marketing is focused on building our brand recognition, increasing market awareness of our IoT @ Home platform and driving customer demand, as well as collaborating with our third-party partners across our sales channels. Examples of our marketing initiatives include:

Branding and advertisements

We conduct online marketing events on third-party e-commerce platforms as well as other traditional and social media channels together with various offline promotion campaigns. We have been improving user-experience of our products and shopping experience in our experience stores to develop a mouth-of-word effect on our sales and business. In addition, we have been placing ads on e-commerce and social media platforms as well as paying for advertisements on traditional media such as television shows, magazines and billboards to reach more users and promote the awareness of our brands, products and IoT @ Home platform.

Further, we leverage social-media, including live-streaming platforms to engage with users of our products, whereby we enhance user-experience while promoting our brand. For example, we have invited internet key opinion leaders, or KOLs, industry KOLs, celebrities, and even our management and employees to be live-streaming hosts. Considering the target market of our brand and products, support from KOLs through social-media and live-streaming has been quite an effective marketing initiative, not only as a promotional tool, but also to increase customer and user stickiness and engagement.

Our Viomi fans also form WeChat groups where they can learn about our upcoming products, share thoughts and experiences, discover new functionalities, and make recommendations for improvements for our products and service. Our representatives regularly participate in the group discussions to respond to users’ queries and to better understand users’ fast-changing needs. We also maintain various official social media accounts to actively engage with users by answering their questions and concerns.

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

Customer service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from live customer service representatives. If customers who shop through our online channels have any inquiries or complaints about our products or the ordering process, they can contact customer service representatives through real-time online chat or through our toll-free customer service phone number or visit our Viomi offline experience stores.

After-sales service

The goal of our after-sale service is to create the best user experience for our customers. Our customers may return all products purchased from our official Viomi online store and other online platforms within seven days from receipt. Our customers may also have their products replaced for specific types of defects or quality issues as required under the relevant laws and regulations. In addition, we partner with local aftersales service providers to provide on-site services such as product installation and repairs to our customers.

Manufacturing and Fulfillment

Procurement and manufacturing

We produce our products both through outsourcing manufacturing and through in-house manufacturing. Currently, a majority of our product manufacturing is outsourced to a number of contract manufacturers, who produce our products using design specifications and standards that we have established. We also help our contract manufacturers to design the equipment and tooling used in the production and help train their workers. We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including whether or not to utilize new or alternative contract manufacturers or component suppliers.

Our two in-house facilities, Guangdong Lizi and Guangdong AI Touch have commenced commercial operations in the first half of 2019 and were integrated into our Viomi platform. Guangdong Lizi was established as a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters. Going forward, we expect a material proportion of our smart water purifier and water purifier filter demands can be supplied directly through this facility. Guangdong AI Touch was built for the development, production and supply of touch screen components for our smart products, and we expect a material proportion of the touch screens required for our smart products can be supplied directly through this facility.

In February 2020, we entered into a memorandum of understanding with the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, expected to be completed in two phases over an up to ten-year period. The first phase is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities. This initiative demonstrates our commitment to strengthening our IoT supply chain resources and provides the necessary foundation to support both the manufacturing and research & development capabilities we will need, in order to thrive in the upcoming 5G and IoT era.

We believe that outsourcing certain manufacturing of our products while retaining others at our own facilities allows us to scale up more rapidly while also providing additional operational flexibility and at the same time ensures our control over our supply chain and technological expansion.

We procure certain key raw materials and components from domestic and some overseas suppliers, and then consign them to our contract manufacturers. Our suppliers generally also provide direct order fulfillment services with logistics that include delivery of parts and assembly to either our own facility for inspection or our contract manufacturers directly.

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

We cooperate with KSYUN, Xiaomi and Alibaba Cloud Services for services such as computing services, storage, server and bandwidth. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

Competition

We compete with other companies in all aspects of our business, particularly companies that are in the home appliances and smart home markets. The home appliances and smart home markets have a large number of participants, including traditional appliances and consumer electronics companies as well as AI and consumer internet companies that are moving into the hardware space.

We believe the principal competitive factors impacting the market for our products include: brand recognition, value, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution as well as supply chain management. We believe we can compete favorably on the basis of these factors. Viomi has been developed as an aspirational, “next generation” brand with attractive value propositions that aims to bring the full suite of AI capabilities and IoT experience to the home environment. Our Xiaomi business continues to leverage Xiaomi’s brand recognition for Xiaomi-branded products. We plan to continue to utilize our strong research and development capabilities and introduce new and innovative products with advanced functionalities to market. In addition, we have developed strong and diversified sales channels and are making investments to strengthen our supply chain management resources. However, the industry in which we compete is evolving rapidly and is becoming increasingly competitive. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased product liability insurance for our products, including water purifiers, gas stoves, range hoods and refrigerators, sold in the domestic market as well as those exported to the overseas market. We maintain public liability insurance for any personal injury or property loss of any third party occurred in the operating facilities of the Company in China, including those of Foshan Viomi and its subsidiaries in China.

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

Regulation on value-added telecommunication services

The Telecommunications Regulations of the PRC, promulgated by the State Council in 2000 and last amended in February 2016, provide a regulatory framework for telecommunications services providers in PRC. These regulations require telecommunications services providers to obtain operating licenses prior to the commencement of their operations. The telecommunications services are categorized into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last amended by the MIIT, in June, 2019, transaction processing services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.

The Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in January 2011, set out guidelines on the provision of internet information services. This rule classified internet information services into commercial internet information services and non-commercial internet information services, and a commercial operator of transaction processing services must obtain an operating permit for value-added telecommunications services of internet information for the provision of online data processing and transaction processing services (the EDI License) from the appropriate telecommunications administration authorities. The Administrative Measures for Telecommunications Businesses Operating Licensing, promulgated by the MIIT in July 2017 and effective on September 1, 2017, provides that a commercial operator of value-added telecommunications services must first obtain a telecommunication operating license, from the MIIT or its provincial level counterparts. The Value-added Telecommunications Operating License is classified as the Cross-regional Value-added Telecommunications Operating License and the Value-added Telecommunications Operating License within a province, autonomous region and municipality directly under the central government. In addition, in the first quarter of every year while the operator is holding the license, it must report information such as business performance of the telecommunications business in the previous year, the actual progress in network buildup, business development, turnover of staff, institutional restructuring and service quality to the issuing authorities.

Pursuant to the Provisions on the Administration of Foreign-Invested Telecom Enterprises, promulgated by the State Council in 2001 and amended in 2016, the primary foreign investor of a foreign-invested telecom enterprise operating value-added telecom services shall have a good track record of, and operation experience in, operating value-added telecom services. In addition, the establishment of a foreign-invested telecom enterprise operating value-added telecom services requires approval from the MIIT.

To comply with these regulations, we have adopted the VIE structure and obtained an EDI license through Foshan Viomi, one of our VIEs, which allows us to provide value-added telecommunications services through our value-added e-commerce platform.

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC. Pursuant to the latest Catalogue, amended and issued on June 30, 2019, and effective on July 30, 2019, or the 2019 Catalogue, industries listed therein are divided into two categories: encouraged industries and the industries within the Catalogue of special management measures, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

The PRC Foreign Investment Law was promulgated on March 15, 2019 by the State Council and has come into force since January 1, 2020, which stipulates that the state implements a management system of pre-entry national treatment plus Negative List for the administration of foreign investment. According to the PRC Foreign Investment Law, foreign investors and their investments are entitled to pre-entry national treatment and are subject to the negative list management system. The pre-entry national treatment refers to the treatment given to foreign investors and their investments at the market access stage that is no less favorable than that given to domestic investors and their investments. The PRC Foreign Investment Law also provides that the industries not included in the Negative List shall be managed under the principle that domestic investment and foreign investment shall be treated equally. On December 26, 2019, the State Council promulgated the Implementation Regulations on the PRC Foreign Investment Law, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Foreign Investment Information Reporting which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, such foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Measures for Foreign Investment Information Reporting. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

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

The PRC Consumer Protection Law, as amended in October 2013 and effective in March 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities and guarantee the quality, function, usage and term of validity of the commodities. Where business operators use internet, television, telephone, mail or other means to sell their commodities, consumers have the right to return such commodities, except the following commodities within seven days from the date when the consumers receive the commodities without giving any reason:

•	commodities customized by the consumers;
•	fresh perishable commodities;
•	digitized commodities such as audio-video products and computer software downloaded online or opened by the consumers; and
•	delivered newspapers and periodicals.

Where business operators use internet, television, telephone, mail or other means to provide goods or services, or provide securities, insurance, banking or other financial services, they shall provide consumers with information in regard to themselves and the goods or services provided such as business address, contact information, quantity and quality, price or fees, term and method of performance, safety precautions, risk warnings, after-sale services, and civil liabilities. Consumers whose legitimate rights and interests are infringed while purchasing goods or receiving services via an online trading platform shall have the right to claim compensation from the vendor of the goods or the provider of the services. Failure to comply with the PRC Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchanging commodities, repairing, remanufacturing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. If the goods or services a business operator provides have caused personal injuries to consumers or other victims, the business operator shall compensate for the medical expenses, nursing expenses, transportation expenses and other reasonable fees for treatment and rehabilitation as well as the reduced income for loss of working time.

Under the PRC Tort Law, which became effective on July 1, 2010, producers shall bear tortious liability for damage caused to others by their defective products. If damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

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

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the SIPO. Where, pursuant to the receipt of an application for a patent of an invention, the patent administrative department under the State Council, upon preliminary examination, finds the application conforms to the requirements of the PRC Patent Law, it shall publish the application promptly within 18 full months from the filing date. Upon the request of the applicant, the patent administrative department under the State Council may publish the application earlier.

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

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. In the event the patent administrative department, when handling the matter, believes there is an infringement, it may order the infringing party to cease the infringement with immediate effect. If the infringing party is not satisfied with the ruling, it may, within 15 days from the date of receiving the notification of the order, initiate legal proceedings in the people’s court in accordance with the PRC Administrative Procedure Law. If the infringing party neither takes legal action at the expiration of the time limit nor ceases the infringement, the patent administrative department may request the people’s court for a compulsory execution of the aforementioned order. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of December 31, 2019, we had over 1300 patents granted and 790 patents applications pending in China, 40 patents granted and over 90 patents pending outside China.

Trademark law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

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

As of December 31, 2019, we had registered over 300 trademarks in China.

Software copyright law

The PRC Copyright Law (Revised in 2010) provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the PRC Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of December 31, 2019, we had registered over 30 pieces of software copyright in China.

Regulation on domain name

Internet domain name registration and related matters are primarily regulated by CNNIC Implementing Rules of Domain Name issued by China Internet Network Information Center (“CNNIC”), the domain name registrar of mainland China, which became effective on May 29, 2012, the Administrative Measures for Internet Domain Names, issued by the MIIT in August 2017 and effective as of November 1, 2017, and the Measures on Domain Name Disputes Resolution issued by CNNIC, which became effective on September 1, 2014. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

As of December 31, 2019, we had registered over 10 domain names.

Regulation on manufacture and sale of home appliances

Pursuant to the Regulations of the PRC Concerning Accreditation and Recognition, promulgated by the State Council, in 2003 and most recently amended in 2016, products specified by the applicable government authorities shall not be delivered, sold, imported or used in other business activities until they are certified (or referred to as the Compulsory Product Certification) and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogue, or the 3C Catalogue, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the latest Compulsory Product Certification Product Catalogue or the 3C Product Catalogue (2019), by the General Administration of Qualification Supervision, Inspection and Quarantine, or the AQSIQ, and the Certification and Accreditation Administration, or the CNCA in August, 2019, household and similar electrical appliances, including the refrigerator, water heater, range hood, washing machine and water purifier, are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

In addition, according to the Surveillance and Administrative Measures of Drinking Water Hygiene jointly promulgated by the Ministry of Health (currently, the National Health and Family Planning Commission, or the NHFPC) of the PRC, and the Ministry of Construction of the PRC in 1997, and most recently amended by the Ministry of Housing and Urban-Rural Development and the NHFPC in April 2016, any entities or individuals engaging in the production of the products relating to hygiene and safety of drinking water shall apply to health administration authorities for hygiene licenses.

According to the Classification Catalogue for Products Related to Drinking Water, promulgated by the Ministry of Health (currently, the NHFPC) and effective on September 20, 2007, and most recently amended on September 22, 2011, entities or individuals are required to obtain hygiene license from NHFPC before producing or importing any products relating to drinking water.

In July 2011, the Ministry of Health (currently, the NHFPC) promulgated the Notice on Adjustment of Hygiene Administrative License for Domestic Reverse Osmosis Water Purifier and Domestic Nano Filter Water Purifier, which delegates health administrative departments at the provincial level the authority to regulate domestic reverse osmosis water purifiers and domestic nano filter water purifiers. Hereafter, the Ministry of Health and the NHFPC promulgated Regulations on Administrative License for Hygienic Safety Products involving Drinking Water at the Provincial Level, delegating the authority of examination and approval of products related to hygiene and safety of drinking water, except for those made of new materials, technology and chemicals, to the health and family planning department at the provincial level.

Energy Label Management Rules, jointly promulgated by the NDRC, and the AQSIQ in 2004 and most recently amended in February 2016, provide that the products listed in the Catalogue of the People’s Republic of China on the Products Affixed with Energy Efficiency Labels shall be marked with the energy-efficient labels. Manufacturers and importers of energy-using products included in such catalogue shall file a record of energy efficient labels and the relevant information with the AQSIQ and the China National Institute of Standardization authorized by the NDRC.

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

Regulation on information security

The Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the PRC Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The PRC Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

Regulation on internet privacy

Pursuant to the Provisions on Administration of Application, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the PRC Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the PRC Criminal Law, including “citizen’s personal information,” “provision” and “unlawful acquisition.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect users’ privacy.

Regulation on employment

The PRC Labor Law, effective in 1995 and most recently amended on December 29, 2018, the PRC Employment Contract Law, effective on January 1, 2008, and most recently amended on December 28, 2012, and the Implementing Regulations of the PRC Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees, namely, employers must execute written labor contracts with full-time employees and regulate employee/employer rights and obligations. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The PRC Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely, a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law, effective on July 1, 2011 and most recently amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, social insurance contributions payable by an employee shall be paid on his or her behalf by the employer through transfer from wage deduction, and the employer shall notify each employee of details of social insurance contributions to his or her account on a monthly basis. According to the Regulations on Management of Housing Fund, effective on April 3, 1999, and most recently amended on March 24, 2002, when employing new staff or workers, the units shall undertake housing fund payment and deposit registration at the housing fund management center within 30 days from the date of the employment, and the housing fund to be paid and deposited by an individual staff member or worker shall be withheld from his salary by the unit for which he serves. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulation on tax

PRC enterprise income tax

Pursuant to the PRC Enterprise Income Tax Law, which was promulgated in 2007 and took effect on January 1, 2008, and most recently amended on December 29, 2018, and the Implementing Regulations of the Law of the People’s Republic of China on Enterprise income Tax, effective on January 1, 2008, and partly amended on April 23, 2019, enterprises and other organizations receiving income are the taxpayers of enterprise income tax and shall pay enterprise income tax in accordance with the provisions of such laws and regulations. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including FIEs, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

According to the PRC Enterprise Income Tax Law, the enterprise income tax rate of a high and new technology enterprise is 15%. Pursuant to the Administrative Rules for the Certification of High and New Technology Enterprises, effected on January 1, 2008, and amended on January 29, 2016, specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

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

In March 2016, the Ministry of Finance and the SAT, jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, life service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction and real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities. At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products.

On March 20, 2019, the PRC Ministry of Finance, the SAT and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform, which provides that the applicable tax rate for VAT taxable sales or imports by a general taxpayer of VAT shall be adjusted to 13% from the original 16% and to 9% from the original 10%, commencing on April 1, 2019.

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

PRC dividend withholding tax

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-

driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued on February 3, 2018, and effective on April 1, 2018, the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”, and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulation on foreign exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by an FIE of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of an FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. The SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of FIEs. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, the SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans (unless permitted by the business scope) or for inter-company RMB loans. The SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment) and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in an FIE no longer require the SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by the SAFE and its branches.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulation on foreign exchange registration of offshore investment by PRC residents

On July 4, 2014, the SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger or division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Mr. Xiaoping Chen has completed his initial registrations with the local branch of the SAFE and all the PRC resident shareholders shall register or amend their existing registrations with the local branch of the SAFE in connection with the equity interest of our company held by them directly or indirectly through the recently adopted trust arrangements, please see the description under “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” for a summary of the trust arrangements.

Regulation on employee share incentive plan of overseas publicly listed company

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly Listed Companies issued by the SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with the SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution, or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

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

Regulation on dividend distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	The PRC Company Law (1993), as amended in 1999, 2004, 2005 and 2013;
•	The PRC Foreign Investment Law (2020); and
•	The Implementation Regulations on the PRC Foreign Investment Law (2020).

Under these laws and regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs as of the date of this annual report:

Viomi Technology Co., Ltd. (Cayman Islands) Viomi HK Technology Co., Limited (Hong Kong) Outside PRC Inside PRC Lequan Technology (Beijing) Co., Ltd. (“WFOE”) Foshan Yunmi Electric Appliances Technology Co., Ltd. (“Foshan Viomi)(1) Beijing Yunmi Technology Co., Ltd. (“Beijing Viomi)(2) 80% 60% Guangdong Lizi Technology Co., Ltd. (“Guangdong Lizi”) Guangdong AI Touch Technology Co., Ltd. (“Guangdong AI Touch”) Equity Interest (100% unless otherwise specified) Contractual arrangements, including the exclusive option agreements, the equity pledge agreements, the shareholder voting proxy agreements, the exclusive consultation and services agreements and the spousal consent letters.

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

We have completed the registration of the equity pledge with the competent office of the State Administration for Market Regulation in accordance with the PRC Property Law.

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

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 1,840 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our R&D and office space located in Shengda Industry Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 8,020 square meters. Our manufacturing facility located in Fulv Park, Foshan, has an aggregate floor area of approximately 18,000 square meters.

In February, 2020, we entered into a memorandum of understanding with the government of Shunde, Guangdong Province, for the development of the IoT Park. The IoT Park will cover an approximately 169,333 square meters parcel of land and is expected to be completed in two phases over an up to ten-year period, which is planned to host our host our future headquarters and IoT development and manufacturing sites.

As of December 31, 2019, we lease and occupy approximately 1,840 square meters of office space in Guangzhou, approximately 178 square meters of office space in Beijing and approximately 163 square meters of office space in Shanghai. These leases vary in duration from one to six years.

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

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Consumption upgrade and greater adoption of IoT-enabled smart home technology in China

Our business and operating results are affected by general factors influencing China’s broader consumer products and home appliances industries, including overall macroeconomic growth and increase in disposable income, overall consumption upgrade trends as well as public knowledge, acceptance and adoption of new and innovative technology such as IoT technology.

In line with sustained economic growth and increases in disposable income in recent years, China has seen a clear consumption upgrade trend and expectations for higher living standards. Chinese consumers now have greater purchasing power and an increasing preference for high quality and aspirational products with innovative features and functionalities. In addition, Chinese consumers, particularly the young, modern, “new middle class” population, who are our key target demographic, are becoming increasingly receptive to next-generation products that incorporate AI and IoT technologies to create a modern living experience. New technologies such as voice- and motion-activated controls have also gained increasing prominence as these technologies become more mainstream and consumers become more educated about their applications. These macroeconomic and industry trends have played and will continue to play a significant role in driving demand for our products and our results of operations. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and materially adversely affect our results of operations.

Increasing brand recognition and expanding user base

The uniqueness and effectiveness of our products and related benefits, our targeted marketing and promotional campaigns, together with our strategic partnership with Xiaomi, have enabled us to enjoy strong word-of-mouth and extensive media coverage, which have provided us with strong momentum in increasing our brand recognition and the expansion of our user base, which have been key contributors to the growth of our business. Our number of household users increased significantly from approximately 113 thousand as of March 31, 2016 to approximately 3.2 million as of December 31, 2019. As we continue to gain scale and invest in our brand, we expect our brand to gain even greater recognition among consumers, which will facilitate increasing demand for our products as well as further growth in our user base, creating additional monetization opportunities and in turn, driving further growth in our results of operations.

New product launches

Our introduction and sales of new products that are well received by consumers, both Viomi-branded and Xiaomi-branded, is an important contributor to our sustainable growth. We have introduced numerous new products over the past several years and will continue to launch additional new products on a regular basis, including those with next-generation capabilities and functionalities, such as 5G, which we expect to drive continued strong growth in our results of operations. We also launched our new premium AI-focused “coKiing” brand in November 2019, starting first with a series of air conditioning products, to further penetrate the mid-to-high-end market through introducing a more diversified and premium suite of product offerings. We intend to further enrich and expand the product categories offered under the coKiing brand going forward to further diversify and complement our entire product portfolio to cater to the broader market.

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

Performance of our offline sales network

An important part of our sales channel strategy is a network of approximately 1,700 Viomi offline experience stores across China, the majority of which were stand-alone stores, as of December 31, 2019. Please see “Item 4. Information on the Company—B. Business Overview—Sales Channels—Offline” for more details. The rollout of these stores over the past several years has been an important positive driver on our results of operations by strengthening our brand awareness, increasing our overall market presence and supporting the attractive pricing of our products as part of our sales channel and go-to-market strategy.

Depending on market conditions, we may continue to roll out additional experience stores across the country and continue to invest in in-store training and enhance our in-store experience, in conjunction with our network partners, to drive the continued growth in our revenues and results of operations. We are also undertaking initiatives to increase overall store operating efficiency and productivity, such as attracting more experienced and better resourced network partners. In addition, to further diversify and strengthen our overall channel penetration and presence, we have been expanding our relationship with and sales to well-established specialty offline home appliance malls such as Gome and Suning, which is expected to increase our end-points of sale and overall consumer awareness of our brand, products and concept. We do not expect our strategy in relation to our Viomi offline experience store network or other channel diversification strategies to have a material impact on our overall margins.

Product and business mix

We generate a significant portion of our revenues through the sales of our IoT products and we are continuing to introduce new products to the market. For the years ended December 31, 2017, 2018 and 2019, sales of our IoT products accounted for 81.6%, 81.3% and 77.2% of our net revenues, respectively. Different product categories may have different attributable gross margins due to various factors, including industry and competitive dynamics, our pricing strategy, target customer demographics as well as raw material and production costs, among others. We may price certain flagship products, such as our smart refrigerators, at competitive prices to facilitate initial household user acquisition and entry in the family home, which may negatively affect our gross margins in the near term.

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

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the year ended December 31, 2017, 2018 and 2019, research and development expenses were RMB60.7 million, RMB124.2 million and RMB204.9 million (US$29.4 million), accounting for 7.0%, 4.9% and 4.4% of our net revenues, respectively. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to create a unique and holistic IoT @ Home lifestyle experience for the benefit of consumers. In addition, in accordance with our “AI + IoT + 5G” strategy to prepare for the upcoming 5G era, and have been devoting R&D resources in this regard.

Similarly, attracting new users and growing the number of our household users by continuing to strengthen our brand awareness as well as educating consumers about the benefits of our IoT @ Home platform and the IoT @ Home lifestyle experience are our key growth strategies. For the year ended December 31, 2017, 2018 and 2019, our selling and marketing expenses were RMB95.3 million, RMB379.6 million and RMB529.2 million (US$76.0 million), accounting for 10.9%, 14.8% and 11.4% of our revenues, respectively. Going forward, we intend to continue investing significant resources in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder, customer and related party. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 84.7%, 51.2% and 45.4% of our net revenues in 2017, 2018 and 2019, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

While we expect the proportion of our revenues generated from our sales to Xiaomi to gradually decrease going forward, maintaining a mutually beneficial relationship with Xiaomi, including potential additional product collaborations, will continue to be important to our operations and future growth.

Seasonality

We generally expect to experience seasonally higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals and promotional activities across major e-commerce platforms in China, such as “618,” “Singles’ Day” and “Double Twelve.” Given the impact of this seasonality, timely and effective forecasting and product supply and introductions for the peak seasons are critical to our operations.

Key Components of Our Results of Operations

Net revenues

We derive our revenues from three key business lines, (i) IoT-enabled smart home products, (ii) consumable products, and (iii) value-added businesses. Our IoT-enabled smart home products include our smart water purification systems, smart kitchen products and other smart products. Consumable products include products complementary to our IoT products, such as water filters. Our value-added businesses include the sales of complimentary household products, such as small appliances and homeware, as well as provision of various services, such as access to media and entertainment content, e-commerce platforms and interfaces embedded within and integrated with our products, and installation services.

The following table sets forth the breakdown of our net revenues by business lines both as an absolute amount and as a proportion of net revenues for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
IoT-enabled smart home products	712,317	81.6	2,081,273	81.3	3,587,355	515,291	77.2
Smart water purification systems	570,784	65.4	930,178	36.3	1,065,166	153,002	22.9
Smart kitchen products	50,656	5.8	744,990	29.1	1,322,801	190,008	28.5
Other smart products	90,877	10.4	406,105	15.9	1,199,388	172,281	25.8
Consumable products	87,500	10.0	141,940	5.5	265,844	38,186	5.7
Value-added businesses(1)	73,402	8.4	338,016	13.2	794,314	114,096	17.1
Total	873,219	100.0	2,561,229	100.0	4,647,513	667,573	100.0

Note:

(1)	Including sales of other products and rendering of services. See footnote 12 to the Consolidated Financial Statements for more details.

Smart water purification systems

Our smart water purification systems were the first product category we launched and sales of these products have contributed a material portion of our historical revenues. As we continue to roll out new IoT products in other categories over time and generate additional revenues from our consumable products and value-added businesses, we expect our sources of revenues to continue to diversify both in terms of product as well as business mix. As a result, we expect the proportion of revenues attributable to the sales of smart water purification systems to decrease over time.

As a result of more aggressive promotional campaigns to mitigate the impacts of the adverse industry conditions, together with channel destocking initiatives during the period given the lower than expected consumer demand, both at least in large part due to the COVID-19 situation, we expect to experience a decline in average selling price, gross profit margins and revenues from smart water purification systems in the first quarter of 2020 as compared to 2019. We do have a number of initiatives underway with regards to our smart water purification business, including various cost control measures together with the launch of new, larger capacity products as well as next generation products with higher average selling prices and margins products to mitigate such impacts.

Smart kitchen products

We have continued to diversify and expand our product offerings over recent years, including various new product introductions in our range of smart kitchen products. Our smart kitchen products include refrigerators, oven steamers, dishwashers, range hoods and gas stoves. As we continue to introduce additional new products as well as optimize and expand our SKUs within various product categories, we expect the proportion of revenues attributable to the sales of smart kitchen products to increase over time.

Other smart products

In addition to our smart water purification system and our smart kitchen products lineup, we also offer a diverse array of other smart products such as air conditioning systems, washing machines, water heaters, smart water kettles, sweeper robots, smart locks and other smart devices, among others. In 2018, we began to introduce a portfolio of other smart appliances, including washing machines, water heaters, among others. As the sales of these categories continue to ramp up and introduce additional new products as well as optimize and expand our SKUs within various product categories, we expect the percentage of net revenues attributable to the sales of other smart products to increase.

Consumable products

We offer a range of consumable products complementary, and often essential, to our IoT products, which provide us with additional, recurring and ongoing revenue streams across the life cycle of our IoT products. Consumers can purchase such products either through our sales channels or through the e-commerce platform embedded within various of our IoT products. Consumable products predominantly include water filters and water pitcher filters for our smart water purifiers, water pitcher filters, and air filters for our refrigerators. The growth of our consumable products business will depend on the size of our IoT products’ household user base.

Value-added businesses

Revenues from the value-added businesses include revenues from the sales of other related household products such as blenders, rice cookers, portable fans, water quality meters, aromatherapy humidifiers, water filter pitchers, and stainless steel insulated water bottles, as well as the provision of various services, such as access to media and entertainment content, e-commerce platforms and interfaces embedded within and integrated with our products, and installation services. Historically, revenues from the value-added businesses have predominantly comprised of related household product sales.

Brands

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales to Viomi and other third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 15.3%, 48.8% and 54.6% of our net revenues in 2017, 2018 and 2019, respectively. We also launched our new premium AI-focused “coKiing” brand in November 2019, starting first with a series of air conditioning products, to further penetrate the mid-to-high-end market through introducing a more diversified and premium suite of product offerings. We intend to further enrich and expand the product categories offered under the coKiing brand going forward to further diversify and complement our entire product portfolio to cater to the broader market.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, historically accounted for 84.7%, 51.2% and 45.4%% of our net revenues in 2017, 2018 and 2019, respectively. We sell Xiaomi-branded products directly to Xiaomi, who then on-sells these products to its customers and end-consumers.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource a majority of our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Our cost of revenues was RMB598.0 million, RMB1,843.4 million and RMB3,565.1 million (US$512.1 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit and gross profit margin	275,183	31.5	717,797	28.0	1,082,404	155,478	23.3

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
General and administrative	15,818	1.8	135,532	5.3	73,061	10,495	1.6
Research and development	60,749	7.0	124,230	4.9	204,942	29,438	4.4
Selling and marketing	95,296	10.9	379,554	14.8	529,212	76,017	11.4
Total	171,863	19.7	639,316	25.0	807,215	115,950	17.4

General and administrative.  General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel and share-based compensation for management and administrative personnel. Within the total general and administrative expenses incurred in the year ended December 31, 2017, 2018 and 2019, RMB3.3 million, RMB93.7 million and RMB7.3 million (US$1.0 million) were share-based compensation expenses, respectively.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues(1)	873,219	100.0	2,561,229	100.0	4,647,513	667,573	100.0
Cost of revenues	(598,036)	(68.5)	(1,843,432)	(72.0)	(3,565,109)	(512,095)	(76.7)
Gross profit	275,183	31.5	717,797	28.0	1,082,404	155,478	23.3
Operating expenses(2):
Research and development expenses(2)	(60,749)	(7.0)	(124,230)	(4.9)	(204,942)	(29,438)	(4.4)
Selling and marketing expenses(2)	(95,296)	(10.9)	(379,554)	(14.8)	(529,212)	(76,017)	(11.4)
General and administrative expenses(2)	(15,818)	(1.8)	(135,532)	(5.3)	(73,061)	(10,495)	(1.6)
Total operating expenses	(171,863)	(19.7)	(639,316)	(25.0)	(807,215)	(115,950)	(17.4)
Other income, net	2,236	0.3	1,829	0.1	35,880	5,154	0.8
Income from operations	105,556	12.1	80,310	3.1	311,069	44,682	6.7
Interest income and short-term investment income, net	2,402	0.3	8,846	0.3	26,109	3,750	0.6
Income before income tax expenses	107,958	12.4	89,411	3.5	339,020	48,697	7.3
Income tax expenses	(14,718)	(1.7)	(24,061)	(0.9)	(45,190)	(6,491)	(1.0)
Net Income	93,240	10.7	65,350	2.6	293,830	42,206	6.3

Note:

(1)	Includes RMB739.5 million, RMB1,311.9 million and RMB2,112.2 million (US$303.4 million) from sales to Xiaomi for the year ended December 31, 2017, 2018 and 2019, respectively.
(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	3,303	93,718	7,282	1,046
Research and development expenses	1,903	14,476	23,564	3,385
Selling and marketing expenses	615	8,417	12,322	1,770
Total	5,821	116,611	43,168	6,201

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenues

Our net revenues increased by 81.5% from RMB2,561.2 million in 2018 to RMB4,647.5 million (US$667.6 million) in 2019, primarily due to the continued successful rollout and significant increase in sales of Viomi-branded and Xiaomi-branded products.

•

Sales to Xiaomi.  Revenues from sales to Xiaomi increased by 61.0% to RMB2,112.2 million (US$303.4 million) from RMB1,311.9 million for 2018, primarily due to additional volume sales of Xiaomi-branded water purifiers and related products and additional categories of products sold to Xiaomi.

•

Sales through our own and third-party channels. Revenues from sales through our own and third-party channels increased by 102.9% to RMB2,535.3 million (US$364.2 million) from RMB1,249.4 million for 2018, primarily due to the successful rollout and significant increase in sales volume of Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 72.4% to RMB3,587.4 million (US$515.3 million) from RMB2,081.3 million for 2018, primarily due to the continued strong demand for our smart water purification systems, increase in sales volumes of Viomi-branded smart kitchen products and other smart products together with the successful introduction of our smart kitchen products and other smart products.

•

Smart water purification systems.  Revenues from smart water purification systems increased by 14.5% to RMB1,065.2 million (US$153.0 million) from RMB930.2 million for 2018, primarily due to the introduction of new series of smart water purifier products, together with an overall increase in sales volumes of our smart water purification systems products.

•

Smart kitchen products. Revenues from smart kitchen products increased by 77.6% to RMB1,322.8million (US$190.0 million) from RMB745.0 million for 2018, primarily due to the increase in sales volumes across many of our smart kitchen product categories, particularly our Viomi-branded refrigerator products, together with the rollout of new Xiaomi-branded products such as range hoods and gas stoves.

•

Other smart products.  Revenues from other smart products increased by 195.3% to RMB1,199.4 million (US$172.3 million) from RMB406.1 million for 2018, primarily due to the increase in sales volumes of our Viomi-branded washing machine, water heater and sweeper robot products, together with the rollout of new Xiaomi-branded sweeper robot products.

Consumable products. Revenues from consumable products increased by 87.3% to RMB265.8 million (US$38.2 million) from RMB141.9 million for 2018, primarily due to the increased demand for our water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 135.0%% to RMB794.3 million (US$114.1 million) from RMB338.0 million for 2018, primarily due to new product introductions, together with increased demand for our value-added products.

Cost of revenues

Our cost of revenues increased by 93.4% from RMB1,843.4 million in 2018 to RMB3,565.1 million (US$512.1 million) in 2019, as a result of the overall growth of our business and relatively in line with the rapid growth of net revenues.

Gross profit

Our gross profit increased by 50.8% from RMB717.8 million in 2018 to RMB1,082.4 million (US$155.5 million) in 2019, largely as a result of our sales growth.

Our gross margin decreased from 28.0% to 23.3% for the same periods. The decline in gross margin was primarily due to the shifts in our business and product mix. Smart kitchen products and other smart products categories historically have had lower gross margins as compared to smart water purification systems, and there was a significant increase in net revenues contribution from smart kitchen products and other smart products, and a resultant lower net revenues contribution from smart water purification systems.

Operating Expenses

Our operating expenses increased by 26.3% from RMB639.3 million in 2018 to RMB807.2 million (US$116.0 million) in 2019, primarily due to the rapid growth of our business.

General and administrative.  General and administrative expenses decreased by 46.1% from RMB135.5 million in 2018 to RMB73.1 million (US$10.5 million) in 2019, primarily due to a significant decrease in share-based compensation expenses. A one-off share-based compensation expense of RMB90.2 million incurred in the third quarter of 2018 was no longer incurred in 2019.

Research and development.  Research and development expenses increased by 65.0% from RMB124.2 million in 2018 to RMB204.9 million (US$29.4 million) in 2019, primarily due to an increase in employee-related expenses amounting to RMB51.6 million (US$7.4 million), including an increase in share-based compensation expenses amounting to RMB9.1 million (US$1.3 million) to attract and retain research and development personnel, as well as patent-related expenses amounting to RMB4.5 million (US$0.6 million).

Selling and marketing.  Selling and marketing expenses increased by 39.4% from RMB379.6 million in 2018 to RMB529.2 million (US$76.0 million) in 2019. This increase was primarily due to an increase in employee-related expenses amounting to RMB13.6 million (US$2.0 million), as well as increases in logistics expenses amounting to RMB104.9 million (US$15.1 million).

Income tax expenses

We had an income tax expenses of RMB24.1 million in 2018, and RMB45.2 million (US$6.5 million) in 2019. The effective tax rate in 2018 was significantly impacted by the one-off share-based compensation expense of RMB90.2 million, which was non-deductible for income tax purpose.

Net income

As a result of the foregoing, we recorded a net income of RMB293.8 million (US$42.2 million), in 2019, compared to RMB65.4 million for 2018. Excluding the impact of share-based compensation expenses, our net income was RMB337.0 million (US$48.4 million), in 2019, compared to RMB182.0 million for 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues

Our net revenues increased by 193.3% from RMB873.2 million in 2017 to RMB2,561.2 million in 2018, primarily due to the continued successful rollout and significant increase in sales across our product categories, in particular Viomi-branded products.

•

Sales to Xiaomi.  Revenues from sales to Xiaomi increased by 77.4% to RMB1,311.9 million from RMB739.5 million for 2017, primarily due to additional volume sales of Xiaomi-branded water purifiers and related products.

•

Sales through our own and third-party channels. Revenues from sales through our own and third-party channels increased by 834.1% to RMB1,249.4 million from RMB133.8 million for 2017, primarily due to the successful rollout and significant increase in sales volume of Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 192.2% to RMB2,081.3 million from RMB712.3 million for 2017, primarily due to the continued strong demand for our smart water purification systems together with the successful introduction of our smart kitchen products and other smart products.

•

Smart water purification systems.  Revenues from smart water purification systems increased by 63.0% to RMB930.2 million from RMB570.8 million for 2017, primarily due to additional volume sales of our smart water purification systems products.

•

Smart kitchen products. Revenues from smart kitchen products increased by 1,370.7% to RMB745.0 million from RMB50.7 million for 2017, primarily due to the successful introduction of new product lines within and additional volume sales of our smart kitchen products.

•

Other smart products.  Revenues from other smart products increased by 346.9% to RMB406.1 million from RMB90.9 million for 2017, primarily due to the successful introduction of new product lines within and additional volume sales of our other smart products.

Consumable products. Revenues from consumable products increased by 62.2% to RMB141.9 million from RMB87.5 million for 2017, primarily due to the increased installed base of our smart water purification systems and resultant demand for our water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 360.5% to RMB338.0 million from RMB73.4 million for 2017, primarily due to increased demand for our value-added products.

Cost of revenues

Our cost of revenues increased by 208.2% from RMB598.0 million in 2017 to RMB1,843.4 million in 2018, relatively in line with the rapid growth of net revenues.

Gross profit

Our gross profit increased by 160.8% from RMB275.2 million in 2017 to RMB717.8 million in 2018, largely as a result of our sales growth.

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

Operating Expenses

Our operating expenses increased by 272.0% from RMB171.9 million in 2017 to RMB639.3 million in 2018, primarily due to our rapid business growth as well as an increase in share-based compensation expenses, which totaled RMB116.6 million, including a one-off share-based compensation expenses of RMB90.2 million, compared to RMB5.8 million for 2017.

General and administrative.  General and administrative expenses increased by 756.8% from RMB15.8 million in 2017 to RMB135.5 million in 2018. This increase was primarily due to a one-off share-based compensation expense of RMB90.2 million professional service fees and other expenses related to our initial public offering of RMB7.5 million, as well as increased expenses associated with the expansion of administration departments. The one-off share-based compensation expense was the result of certain share awards granted in August 2018 to Mr. Chen for his contribution to the Company’s development. The expansion of administration departments was due to our growth and our public company status.

Research and development.  Research and development expenses increased by 104.5% from RMB60.7 million in 2017 to RMB124.2 million in 2018, primarily due to an increase in employee-related expenses amounting to RMB46.6 million, including an increase in share-based compensation expenses amounting to RMB12.6 million to attract and retain research and development personnel, as well as increases in expenses associated with new product development amounting to RMB10.1 million.

Selling and marketing.  Selling and marketing expenses increased by 298.3% from RMB95.3 million in 2017 to RMB379.6 million in 2018. This increase was primarily due to an increase in employee-related expenses amounting to RMB37.7 million, as well as increases in logistics, advertising, marketing and brand promotion expenses amounting to RMB211.6 million.

Income tax expenses

We had an income tax expenses of RMB14.7 million in 2017, and RMB24.1 million in 2018. The effective tax rate in 2018 was significantly impacted by the one-off share-based compensation expense of RMB90.2 million, which was non-deductible for income tax purpose.

Net income

As a result of the foregoing, we recorded a net income of RMB65.4 million, in 2018, compared to RMB93.2 million for 2017. Excluding the impact of share-based compensation expenses, our net income was RMB182.0 million, in 2018, compared to RMB99.1 million for 2017.

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

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2017, 2018 and 2019, we had cash and cash equivalents and restricted cash of RMB280.0 million, RMB969.8 million and RMB1,003.0 million (US$144.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Although we consolidate the results of our VIEs, we only have access to cash balances or future earnings of our VIEs through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiary and VIEs amounted to RMB18.8 million, RMB13.8 million and RMB31.4 million (US$4.5 million) as of December 31, 2017, 2018 and 2019, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB121.3 million, RMB538.2 million and RMB1,012.3 million (US$145.4 million) as of December 31, 2017, 2018 and 2019, respectively.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	123,906	222,269	245,484	35,260
Net cash used in investing activities	(1,234)	(151,821)	(268,956)	(38,634)
Net cash provided by financing activities	2,671	604,975	48,542	6,973
Effect of exchange rate changes on cash and cash equivalents	(2,321)	14,473	8,087	1,162
Net increase in cash and cash equivalents and restricted cash	123,022	689,896	33,157	4,761
Cash and cash equivalents and restricted cash at the beginning of the year	156,930	279,952	969,848	139,312
Cash and cash equivalents and restricted cash at the end of the year	279,952	969,848	1,003,005	144,073

Operating activities

Net cash provided by operating activities was RMB245.5 million (US$35.3 million) in 2019. The difference between net cash provided by operating activities and our net income of RMB293.8 million (US$42.2 million) was primarily due to RMB121.1 million (US$17.4 million) used for working capital, partially offset by the adjustment of RMB43.2 million (US$6.2 million) in share-based compensation, RMB23.6 million (US$3.4 million) in depreciation and amortization and RMB15.7 million (US$2.3 million) in inventory write-down. The additional cash used for working capital were mainly due to a RMB206.5 million (US$29.7 million) increase in accounts and notes receivable from third parties, a RMB447.0 million (US$64.2 million) increase in accounts receivable from a related party, a RMB201.7 million (US$29.0 million) increase in inventory, partially offset by a RMB88.4 million (US$12.7 million) decrease in other receivables from related parties, a RMB494.7 million (US$71.1 million) increase in accounts and notes payable, and a RMB122.6 million (US$17.6 million) increase in accrued expenses and other liabilities. The increases in accounts and notes payable and inventories were due to the rapid growth of our business. The accounts receivable from a related party represent sales receivable of products to Xiaomi, the increase of which reflected the growth of our Xiaomi business and sales to Xiaomi. The accounts and notes receivable from third parties represent sales receivable of products to certain leading e-commerce platforms, the increase of which reflected the growth of our sales to these e-commerce platforms as a result of the growth of our overall business.

Net cash provided by operating activities was RMB222.3 million in 2018. The difference between net cash provided by operating activities and our net income of RMB65.4 million was primarily due to RMB116.6 million in share-based compensation expenses, including a one-off share-based compensation expenses of RMB90.2 million. The one-off share-based compensation expense was the result of certain share awards granted in August 2018 to Mr. Chen for his contribution to the Company’s development.

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

Investing activities

We used RMB269.0 million (US$38.6 million) in investing activities in 2019, mainly as a result of RMB812.1 million (US$116.6 million) used for the purchase of short-term investments and RMB270.5 million (US$38.8 million) used for placement of short-term deposit, partially offset by RMB670.2 million (US$96.3 million) from the maturity of short-term investments and RMB212.0 million (US$30.4 million) from maturities of short-term deposits.

We used RMB151.8 million in investing activities in 2018, as a result of RMB238.7 million used for the purchase of short-term investments and RMB13.5 million used for the purchase of equipment, partially offset by RMB69.4 million from the maturity of a short-term investment.

Net cash used in investing activities was RMB1.2 million in 2017, all for the purchase of equipment.

Financing activities

Net cash provided by financing activities was RMB48.5 million (US$7.0 million) in 2019, mainly as a result of RMB95.9 million net proceeds from short-term borrowing, partially offset by cash paid for dividends of RMB46.6 million.

Net cash provided by financing activities was RMB605.0 million in 2018, mainly as a result of RMB636.2 million net proceeds received from issuance of ordinary shares upon IPO.

Net cash provided by financing activities was RMB2.7 million in 2017 that the Company received from Red Better with the understanding that RMB2.5 million will be repaid to Tianjin Jinxing in the PRC.

Working capital turnover

Inventory

Our inventory consists of finished products and raw materials. As of December 31, 2017, 2018 and 2019, our inventory was RMB50.7 million, RMB232.0 million and RMB418.0 million (US$60.0 million), respectively. The increase reflected the growth in our sales. Our inventory turnover days was 23 days, 28 days and 34 days for the years ended December 31, 2017, 2018 and, 2019, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of allowance for doubtful accounts, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts and notes receivable

Our accounts and notes receivable represent primarily accounts receivable from Xiaomi as well as accounts and notes receivable from third parties. As of December 31, 2017, 2018 and 2019, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB253.9 million, RMB372.7 million and RMB1,024.1 million (US$147.1 million), respectively. Our total accounts and notes receivable as of December 31, 2019 included RMB707.9 million (US$101.7 million) from Xiaomi and RMB284.2 million (US$40.8 million) from e-commerce platforms. The increase reflected a significant growth in our business and revenues. Our accounts and notes receivable turnover days were 68 days, 45 days and 55 days for the years ended December 31, 2017, 2018 and 2019, respectively.  Accounts and notes receivable turnover days for a given period are equal to average of the balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2017, 2018 and 2019, our accounts and notes payable were RMB291.6 million, RMB548.5 million and RMB1,043.2 million (US$149.8 million), respectively. The increase reflected the growth of our sales. Our accounts and notes payable turnover days were 112 days, 83 days and 83 days for the years ended December 31, 2017, 2018 and 2019, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

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

Holding Company Structure

Viomi Technology Co., Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our VIEs and their subsidiaries in China. As a result, Viomi Technology Co., Ltd’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries, our VIEs and their subsidiaries in China. If our existing subsidiaries or controlled entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiary in China, our variable interest entities and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and sets aside statutory reserve funds as required by PRC law.

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

Sales to Xiaomi

During 2017 to 2019, we generated a substantial portion of our revenues from sales of certain types of Xiaomi-branded water purifiers and related products.

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

For a few types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by us in developing, producing and shipping the products to this customer and is due from the customer to us upon acceptance by the customer after delivery. We are also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from sales made by this customer. Accordingly, we determine the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. We estimate the variable consideration using the expected value method. In assessing the variable second installment payment, we take into consideration the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend.

In 2019, we entered into a cooperation arrangement with Xiaomi related to a certain type of products. Under the arrangement, we act as an agent of Xiaomi to procure suppliers without obtaining the control, risks and rewards of the products during the whole process. We recognize revenue of sales on a net basis for these products.

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

Sales returns and sales incentives

- Sales to leading e-commerce platforms

Our sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 60 days or 90 days, depending on the different categories of products. We shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. We shall bear all losses caused by such discounted sales. Based on our history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, we estimate that slow-moving goods will be returned to us instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the inventory turnover and aging in the e-commerce platforms, we assess if it is probable there will be no significant reversal of cumulative revenue, and recognize those sales as revenue. We would update our estimate at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. We will assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired.

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

- 7 days unconditional sales return

Under the PRC Consumer Protection Law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. We base our estimates of sales return on historical results. We may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Warranty

We offer product warranty pursuant to standard product quality required by the PRC Consumer Protection Law. The warranty period is calculated starting from the date when products are sold to the end customers. We have the obligation, at the customer’s sole discretion, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. Therefore, these warranties are accounted for in accordance with ASC 460 Guarantees. At the time revenue is recognized, an estimate of warranty expenses is recorded. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as cost of revenues.

Fair value of ordinary shares

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with restricted shares owned by our founder, restricted shares owned by our founder on behalf of certain management and share options, as well as the re-measurement date fair value for restricted shares owned by the founder which have been classified as liability awards, we evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.

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

The following table sets forth the fair values of our ordinary shares estimated from July 1, 2016 to December 31, 2019:

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

For share options for the purchase of ordinary shares granted to our employees determined to be equity classified awards, the related share-based compensation expenses are recognized in our consolidated financial statements based on the grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of our ordinary shares is assessed using the income approach/DCF method, with a DLOM, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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

In June 2018, our board of directors and shareholders approved the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of shares issuable was initially 17,672,728, and increases an amount equal to 1% of the then total outstanding shares at the beginning of each fiscal year.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2017 and 2018 are summarized in the following table:

	2017	2018
Risk-free interest rate	3.06% - 3.89%	3.62% ~ 3.92%
Expected volatility	47.02% - 49.44%	45.51% - 46.99%
Expected life of option (years)	10	10
Expected dividend yield	—	—
Fair value per ordinary share	US$0.76-US$1.59	US$1.61-US$3.30

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

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Significant accounting policies—Recently issued accounting pronouncements.”

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligation(1)	27,939	8,540	15,207	4,192	—

Note:

(1)	Operating lease obligation consist of the commitments under the lease agreements for our office premises, an offline store and several factories.

As of December 31, 2019, we had no outstanding capital commitments.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	45	Founder, Chairman of the Board of Directors and Chief Executive Officer
De Liu	46	Director
Jinling Zhang	48	Independent Director
Weijiang Wu	43	Independent Director
Jun Li	41	Independent Director
Shun Jiang	35	Chief Financial Officer

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

Mr. De Liu has served as our director since June 2018. Mr. Liu is one of the co-founders and a senior vice president of Xiaomi, where he is responsible for the organization department and serves as the secretary of the party committee. He currently also serves as a director of Huami Corporation, a NYSE-listed company (NYSE: HMI). Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010.

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

Mr. Jun Li has served as our independent director since September 2019. Mr. Li is a professor, Ph. D. supervisor, and the Deputy Dean of College of Engineering in South China Agricultural University. Prior to joining South China Agricultural University in July 2007, Mr. Jun Li served as the sales and services manager in Wuyang-Honda Motors (Guangzhou) Co., Ltd from July 1998 to August 2002. Mr. Jun Li received his master’s degree in mechatronic engineering in 2004 and his doctor’s degree in vehicle engineering in 2007, both from South China University of Technology.

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

B.	Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of approximately RMB4.1 million in cash to our executive officers, and RMB810,000 to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2019, awards to purchase 10,895,268 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company after the completion of our initial public offering during the term of this Plan commencing, by (i) an amount equal to 1% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2019, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 19,750,728, awards to purchase 470,000 ordinary shares have been granted and are outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2019, the awards granted under the 2015 Plan and 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Share Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shun Jiang	*	0.55	August 23, 2018	August 22, 2028

Note:

*Less than 1% of our total outstanding shares.

As of December 31, 2019, other employees as a group held outstanding options to purchase 10,365,267 ordinary shares of our company, at a weighted average exercise price of US$0.43 per share.

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

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, transaction or proposed transaction in which he is interested provided (a) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may from time to time at their discretion exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Ms. Jinling Zhang and Mr. Jun Li. Ms. Jinling Zhang is the chairman of our audit committee. We have determined that Ms. Jinling Zhang and Mr. Jun Li satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Ms. Jinling Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies, or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.	Employees

We had 733 employees as of December 31, 2019. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019:

As of December 31, 2019
Function:
Research and development	334
Manufacturing	24
Sales and marketing	330
General administration	45
Total	733

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 209,574,008 ordinary shares outstanding, consisting of 98,724,008 Class A ordinary shares (excluding 6,540,438 Class A ordinary shares that were issued to our depositary bank and are reserved for future grants under our share incentive plans) and 110,850,000 Class B ordinary shares outstanding as of March 31, 2020.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares	% of aggregate voting power**
Directors and Executive Officers*:
Xiaoping Chen(1)	4,701,904	71,686,364	36.4%	59.8%
De Liu	—	—	—	—
Jinling Zhang	—	—	—	—
Weijiang Wu	—	—	—	—
Jun Li	—	—	—	—
Shun Jiang	—	—	—	—
All Directors and Executive Officers as a Group	4,701,904	71,686,364	36.4%	59.8%
Principal Shareholders:
Viomi Limited(2)	3,348,187	67,636,364	33.9%	56.3%
Shunwei Talent Limited(3)	33,716,364	—	16.1%	2.8%
Red Better Limited(4)	330,000	33,818,182	16.3%	28.0%

Notes:

*

Each of Mr. Xiaoping Chen and Mr. Shun Jiang’s business address is Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, Guangdong, 510220, People’s Republic of China. Mr. De Liu’s business address is Xiaomi Mobile Internet Industrial Park, No. 114, Anningzhuang North Road, Haidian District, Beijing 100085, People’s Republic of China. **For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)

Represents (i) 67,636,364 Class B ordinary shares, 3,100,000 Class A ordinary shares and 248,187 Class A ordinary shares in the form of ADS beneficially owned by Viomi Limited, a British Virgin Islands company, (ii) 2,650,000 Class B ordinary shares and 1,195,851 Class A ordinary shares in the form of ADS beneficially owned by TMF Trust (HK) Limited, a Hong Kong company, and (iii) 1,400,000 Class B ordinary shares and 479,859 Class A ordinary shares in the form of ADS beneficially owned by certain employees.

Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. TMF Trust (HK) Limited is wholly owned by a trust established for the benefit of certain employees and their families. Mr. Xiaoping Chen is the sole member of the advisory committee, and has the sole power to direct the disposition and voting of the shares held by the trust. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen.

(2)

Represents 67,636,364 Class B ordinary shares, 3,100,000 Class A ordinary shares and 248,187 Class A ordinary shares in the form of ADS held by Viomi Limited, a British Virgin Islands company. Viomi Limited is wholly owned by Mr. Xiaoping Chen. The registered address of Viomi Limited is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

(3)

Represents 33,716,364 Class A ordinary shares held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by Shunwei Talent Limited with SEC on February 12, 2020. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. The shareholders of Shunwei Capital Partners II GP Limited are Team Guide Limited, a British Virgin Islands company which is wholly-owned by Mr. Jun Lei, and Gifted Ventures Limited, another British Virgin Islands company, which is wholly owned by Mr. Koh Tuck Lye.

(4)

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

To our knowledge, as of March 31, 2020, 99,891,717 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2020, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Investor Rights Agreement

Shareholders agreement and registration rights

We entered into a shareholders agreement on July 21, 2015 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those corporate governance provisions, as well as special rights, except the registration rights, have automatically terminate upon the completion of our initial public offering.

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

Termination of Registration Rights.  Our shareholders’ registration rights will terminate on the earlier of (i) the date that is the fifth anniversary of the closing of our initial public offering, (ii) upon our termination, liquidation, dissolution, and liquidation event and (iii) with respect to any shareholder, when the registrable securities proposed to be sold by such shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 under the Securities Act.

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

Our Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Meanwhile, our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us. Our cooperation with and sales to Xiaomi extends to a diversified range of products, which currently include Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, dishwashers, sweeper robots, blenders as well as other complimentary products such as kettles and water quality meters.

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distributions and sales. For certain products under our cooperation with Xiaomi, the selling price is a fixed amount as agreed by both parties. For other products, we first recover our manufacturers and logistics cost when we deliver to Xiaomi, and are additionally entitled to share a portion of the gross profit when Xiaomi is successful in selling such products to end consumers. A business cooperation agreement provides the terms and conditions of the latter pattern.

We also sell products through Xiaomi’s online e-commerce channel, Youpin, and are charged of commissions pursuant to a commission sales agreement.

In 2019, revenues generated from sales to Xiaomi, predominantly comprising Xiaomi-branded products, was RMB2,112.2 million (US$303.4 million), accounting for 45.4% of our net revenues.

Business cooperation agreement

The current business cooperation agreement entered into in 2017 with Xiaomi governs the design, production and sales to Xiaomi in relation to certain specified product categories, including some SKUs of Xiaomi-branded water purification systems, water purifier filters, as well as other complementary products such as kettles and water quality meters. This contract contains an auto-renewal provision, and was most recently renewed in November 2019 for another year. This agreement can be terminated earlier by Xiaomi, among other reasons, if (i) we breach the material obligation underlying this agreement and purchase order, (ii) except as prohibited by applicable bankruptcy laws, we declare bankruptcy, or if we are unable to repay due loans, or perform contracts, or if our assets are transferred to or taken by other creditors, (iii) the products fail to meet Xiaomi’s requirements, and Xiaomi determines that there is no value to remedy or the products still fail the requirement after three times’ remedies, (iv) we fail to deliver the products on time without reasonable cause and Xiaomi’s prior written consent, and (v) we fail to store the data to clouds designated by Xiaomi, cause disputes of violating users’ personal information, or disclose user data to any third party without Xiaomi’s consent.

Under the business cooperation agreement, (i) these products are exclusively designed for and can only be sold to Xiaomi, (ii) Xiaomi shall purchase these products at a price that covers all of our costs of raw materials, outsourcing manufacture, models and logistics, in connection with the manufacture and delivery of these products, and (iii) Xiaomi and we shall share gross profits, derived from sales of these products, the retail prices of which were set by Xiaomi and us together.

Regarding the intellectual property, Xiaomi by itself owns all industrial designs generated from the process of design, development, manufacturing and sales of the products we sell to Xiaomi. Xiaomi and we have joint ownership over all other technology properties and related intellectual properties generated from the process of design, development, manufacturing and sales of these products.

Regarding user data, we shall share with Xiaomi user data collected in relation to the respective Xiaomi-branded products. We can share or license user data to third parties only after we obtain Xiaomi’s prior written consent. After the user data of Xiaomi-branded products reaches certain threshold, Xiaomi will also need to obtain our consent before making it available for use by any third party.

In addition to the business cooperation agreement, we have entered into a cooperation arrangement with Xiaomi related to a certain type of products. Under the arrangement, we act as an agent of Xiaomi to procure suppliers without obtaining the control, risks and rewards of the products during the whole process. We recognize revenue of sales on a net basis for these products.

Youpin commission sales agreement

We have entered into a commission sales agreement with Xiaomi for the sale of our own branded products on Youpin. The commission sales agreement expired on December 31, 2019 and has been renewed up to December 31, 2020. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, we shall pay a service fee, calculated as approximately 11% of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of our products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or our official offline sales channel, including in the event of sales or promotion.

Transaction with Xiaomi

In 2019, we recorded RMB2,112.2 million (US$303.4 million) in revenues from Xiaomi primarily for the sales of Xiaomi branded products. As of December 31, 2019, the amount due from Xiaomi was RMB731.9 million (US$105.1 million).

In 2018, we recorded RMB1,311.9 million in revenues from Xiaomi primarily for the sales of Xiaomi branded products. As of December 31, 2018, the amount due from Xiaomi was RMB373.3 million (US$54.3 million).

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

We purchased RMB1.7 million, RMB18.2 million and RMB43.0 million (US$6.2 million) of products from Xiaomi in 2017, 2018 and 2019, respectively. We recognized RMB3.3 million, RMB24.6 million and RMB81.9 million (US$11.8 million) in commission fees and advertising fees to Xiaomi in 2017, 2018 and 2019, respectively, which was incurred by selling our own self-branded products on Youpin.

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

The following are summaries of material provisions of our memorandum and articles of association and of the Companies Law of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights   In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result on a show of hands). A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

General Meetings of Shareholders  As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Calls on Shares and Forfeiture of Shares Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

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

Variation of Rights of Shares.  If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for the memorandum and articles of association). However, we will provide our shareholders with annual audited financial statements.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location where senior management personnel and departments that are responsible for the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019. Moreover, based upon projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances in which our net revenues from activities that produce passive income significantly increases relative to our net revenues from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We believe that our ADSs qualify as being regularly traded, but no assurances may be given in this regard. Accordingly, our ADSs, but not our ordinary shares, are treated as marketable stock.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2019, we received US$0.3 million as reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on September 24, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$11.1 million, which included US$7.6 million in underwriting discounts and commissions for the initial public offering and approximately US$3.5 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$91.4 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We have used all of the net proceeds from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered accounting firm, identified three material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2019.

The material weaknesses identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures and (iii) lack of an effective control procedure to track and estimate warranty provision relating to our products sold to ensure accuracy. These material weaknesses were identified during the audit of the Company’s consolidated financial statements for the years ended December 31, 2016, 2017 and 2018.

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenues for fiscal year of 2019 we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. Therefore, no attestation report by our registered public accounting firm regarding our internal control is included in this annual report.

Changes in Internal Control

To remedy identified material weaknesses in internal control over financial reporting, we are in the process of implementing several measures, including:

•	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;
•	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements;
•	establishing an internal control and compliance department and hiring additional compliance staff and perform internal audit and evaluation of internal controls from time to time;
•	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements; and
•	allocating additional resources including specific staff to the manual tracking process of warranty services and establishing review procedures over estimation of warranty provision;

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We are fully committed to continue to implement measures to remediate our material weaknesses and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur in implementing these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business- Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	7,546	8,714
Tax fees(2)	1,226	—

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 26, 2020, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$10 million worth of our company’s Class A ordinary shares in the form of ADS over the next twelve-month period.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we have elected to rely on home country practice exemption from the “independence” requirements of Rules 5605, which provide that audit committees must be comprised only of three or more independent directors, compensation committees must be comprised only of two or more independent directors, nominations committee must be comprised solely of independent directors. In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Viomi Technology Co., Ltd and its subsidiaries and VIEs are included at the end of this annual report.

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

2.5*	Description of Securities

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.2*	2018 Share Incentive Plan

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

4.10*	English Translation of Business Cooperation Agreement between Foshan Viomi and Xiaomi dated November 1, 2019

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viomi Technology Co., Ltd

		By:	/s/ Xiaoping Chen
		Name:	Xiaoping Chen
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date:	April 23, 2020

VIOMI TECHNOLOGY CO., LTD

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 23, 2020

We have served as the Company's auditor since 2018.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	940,298	972,438	139,682
Restricted cash	29,550	30,567	4,391
Short-term deposits	—	60,000	8,618
Short-term investments	168,993	316,201	45,419
Accounts and notes receivable from third parties (net of allowance of nil and RMB2,006 as of December 31, 2018 and 2019, respectively)	111,718	316,189	45,418
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	260,984	707,947	101,691
Other receivables from related parties (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	112,320	23,944	3,439
Inventories	231,975	418,015	60,044
Prepaid expenses and other current assets	46,890	62,314	8,951
Total current assets	1,902,728	2,907,615	417,653
Non-current assets
Property, plant and equipment, net	11,301	67,293	9,666
Deferred tax assets	5,234	12,276	1,763
Prepaid expenses and other non-current assets	3,636	11,170	1,604
Intangible assets, net	169	4,357	626
Right-of-use assets, net	—	19,762	2,839
Total non-current assets	20,340	114,858	16,498
Total assets	1,923,068	3,022,473	434,151
Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of RMB548,481 and RMB1,043,159 as of December 31, 2018 and 2019, respectively)	548,481	1,043,159	149,840
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB86,312 and RMB103,150 as of December 31, 2018 and 2019, respectively)	86,312	103,150	14,817
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB5,763 and RMB25,106 as of December 31, 2018 and 2019, respectively)	5,763	25,106	3,606
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB179,712 and RMB308,228 as of December 31, 2018 and 2019, respectively)	200,930	325,042	46,689
Short-term borrowing (including short-term borrowing of the consolidated VIEs without recourse to the Company of nil and RMB95,868 as of December 31, 2018 and 2019, respectively)	—	95,868	13,771
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Company of RMB10,199 and RMB33,522 as of December 31, 2018 and 2019, respectively)	10,199	33,522	4,815
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of nil and RMB6,802 as of December 31, 2018 and 2019, respectively)	—	6,993	1,004
Total current liabilities	851,685	1,632,840	234,542
Non-current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB518 and RMB1,795 as of December 31, 2018 and 2019, respectively)	518	1,795	258
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of nil and RMB13,391 as of December 31, 2018 and 2019, respectively)	—	13,391	1,923
Total non-current liabilities	518	15,186	2,181
Total liabilities	852,203	1,648,026	236,723
Commitments and contingencies (Note 21)
Shareholders’ equity
Class A ordinary shares (US$0.00001 par value; 4,800,000,000 shares authorized; 90,200,000 and 98,444,732 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	5	6	1
Class B ordinary shares (US$0.00001 par value; 150,000,000 shares authorized; 117,600,000 and 110,850,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	7	6	1
Additional paid-in capital	1,193,174	1,192,332	171,268
(Accumulated deficit) retained earnings	(95,527)	195,596	28,096
Accumulated other comprehensive loss	(29,786)	(19,145)	(2,750)
Total equity attributable to shareholders of Viomi Technology Co., Ltd (the "Company")	1,067,873	1,368,795	196,616
Non-controlling interests	2,992	5,652	812
Total shareholders’ equity	1,070,865	1,374,447	197,428
Total liabilities and shareholders’ equity	1,923,068	3,022,473	434,151

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues:
A related party	739,464	1,311,852	2,112,170	303,394
Third parties	133,755	1,249,377	2,535,343	364,179
Total net revenues	873,219	2,561,229	4,647,513	667,573
Cost of revenues (including RMB1,296, RMB14,733 and RMB48,424 with related parties for the years ended December 31, 2017, 2018 and 2019, respectively)	(598,036)	(1,843,432)	(3,565,109)	(512,095)
Gross profit	275,183	717,797	1,082,404	155,478
Operating expenses (1):
Research and development expenses(including nil, nil and RMB657 with a related party for the years ended December 31, 2017, 2018 and 2019, respectively)	(60,749)	(124,230)	(204,942)	(29,438)
Selling and marketing expenses (including RMB3,327, RMB24,598 and RMB81,851 with related parties for the years ended December 31, 2017, 2018 and 2019, respectively)	(95,296)	(379,554)	(529,212)	(76,017)
General and administrative expenses	(15,818)	(135,532)	(73,061)	(10,495)
Total operating expenses	(171,863)	(639,316)	(807,215)	(115,950)
Other income, net	2,236	1,829	35,880	5,154
Income from operations	105,556	80,310	311,069	44,682
Interest income and short-term investment income, net (including net interest expense of RMB1,271, RMB333 and nil with related parties for the years ended December 31, 2017, 2018 and 2019, respectively)	2,402	8,846	26,109	3,750
Other non-operating income	—	255	1,842	265
Income before income tax expenses	107,958	89,411	339,020	48,697
Income tax expenses	(14,718)	(24,061)	(45,190)	(6,491)
Net income	93,240	65,350	293,830	42,206
Less: Net (loss) income attributable to the non-controlling interest shareholders	-	(8)	1,660	238
Net income attributable to the Company	93,240	65,358	292,170	41,968
Accretion of Series A redeemable convertible preferred shares ("Series A Preferred Shares")	(8,834)	(6,563)	—	—
Cumulative dividend on Series A Preferred Shares	(10,803)	(7,631)	—	—
Cumulative dividend on Pre-IPO Class B Ordinary Shares	(877)	(620)	—	—
Undistributed earnings allocated to Series A Preferred Shares	(7,061)	—	—	—
Undistributed earnings allocated to Pre-IPO Class B Ordinary Shares	(52,533)	—	—	—
Undistributed earnings allocated to unvested Class A ordinary shares	(5,099)	—	—	—
Net income attributable to ordinary shareholders of the Company	8,033	50,544	292,170	41,968
Net income attributable to the Company	93,240	65,358	292,170	41,968
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	19,102	(11,782)	10,641	1,528
Total comprehensive income attributable to the Company	112,342	53,576	302,811	43,496
Net income per ADS*
-Basic	1.17	2.10	4.21	0.60
-Diluted	0.93	1.92	4.06	0.58
Weighted average number of ADS used in calculating net income per ADS
-Basic	6,894,894	23,923,678	69,385,502	69,385,502
-Diluted	8,526,602	26,530,260	71,951,859	71,951,859
Net income per share attributable to ordinary shareholders of the Company:
-Basic	0.39	0.70	1.40	0.20
-Diluted	0.31	0.64	1.35	0.19
Weighted average number of ordinary shares used in calculating net income per share
-Basic	20,684,681	71,771,033	208,156,507	208,156,507
-Diluted	25,579,806	79,590,780	215,855,577	215,855,577

*Each ADS represents 3 ordinary shares.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – CONTINUED

(Amounts in thousands, except shares, ADS, per share and per ADS data)

(1)	Share-based compensation was allocated in operating expenses as follows:

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
General and administrative expenses	3,303	93,718	7,282	1,046
Research and development expenses	1,903	14,476	23,564	3,385
Selling and marketing expenses	615	8,417	12,322	1,770

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional Paid-in	(Accumulated Deficit) Retained	Accumulated Other Comprehensive	Total (Deficit) Equity Attributable to Shareholders	Non- Controlling	Total Shareholders’ (Deficit)
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss	of the Company	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	16,909,090	1	—	—	6,040	(247,875)	(37,106)	(278,940)	—	(278,940)
Vesting of restricted Class A ordinary shares	8,454,546	1	—	—	688	—	—	689	—	689
Net income	—	—	—	—	—	93,240	—	93,240	—	93,240
Share-based compensation related to restricted shares	—	—	—	—	2,718	—	—	2,718	—	2,718
Share-based compensation related to 2015 Share Incentive Plan	—	—	—	—	2,817	—	—	2,817	—	2,817
Appropriation to statutory reserves	—	—	—	—	6,250	(6,250)	—	—	—	—
Accretion of Series A Preferred Shares	—	—	—	—	(8,834)	—	—	(8,834)	—	(8,834)
Foreign currency translation adjustment	—	—	—	—	—	—	19,102	19,102	—	19,102
Balance as of December 31, 2017	25,363,636	2	—	—	9,679	(160,885)	(18,004)	(169,208)	—	(169,208)

Balance as of January 1, 2018	25,363,636	2	—	—	9,679	(160,885)	(18,004)	(169,208)	—	(169,208)
Net income (loss) attributable to the Company and a non-controlling interest shareholder	—	—	—	—	—	65,358	—	65,358	(8)	65,350
Surrender and cancellation of Class A ordinary shares	(11,754,546)	(1)	—	—	458	—	—	457	—	457
Vesting of restricted Class A ordinary shares	2,536,364	—	—	—	188	—	—	188	—	188
Share-based compensation related to Restricted Shares	—	—	—	—	840	—	—	840	—	840
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	25,391	—	—	25,391	—	25,391
Share-based compensation related to the share awards to the founder	4,000,000	—	—	—	90,168	—	—	90,168	—	90,168
Accretion of Series A Preferred Shares	—	—	—	—	(6,563)	—	—	(6,563)	—	(6,563)
Issuance of ordinary shares upon the completion of the Initial Public Offering (the "IPO")	34,200,000	2	—	—	633,506	—	—	633,508	—	633,508
Class A ordinary shares converted into Class B ordinary share upon the completion of the IPO	(16,145,454)	(1)	16,145,454	1	—	—	—	—	—	—
Series A redeemable convertible preferred shares converted into Class A ordinary shares upon the completion of the IPO	18,181,818	1	—	—	165,094	—	—	165,095	—	165,095
Pre-IPO Class B redeemable convertible ordinary shares converted into Class A ordinary shares and Class B ordinary share upon the completion of the IPO	33,818,182	2	101,454,546	6	274,413	—	—	274,421	—	274,421
Capital injection in a subsidiary from non-controlling interest shareholder	—	—	—	—	—	—	—	—	3,000	3,000
Foreign currency translation adjustment	—	—	—	—	—	—	(11,782)	(11,782)	—	(11,782)
Balance as of December 31, 2018	90,200,000	5	117,600,000	7	1,193,174	(95,527)	(29,786)	1,067,873	2,992	1,070,865

Balance as of January 1, 2019	90,200,000	5	117,600,000	7	1,193,174	(95,527)	(29,786)	1,067,873	2,992	1,070,865
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	292,170	—	292,170	1,660	293,830
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	43,168	—	—	43,168	—	43,168
Class B ordinary shares converted to Class A ordinary shares	6,750,000	1	(6,750,000)	(1)	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	1,494,732	—	—		1,741	—	—	1,741	—	1,741
Capital injection in a subsidiary from a non-controlling interest shareholder	—	—	—	—	—	—	—	—	3,000	3,000
Purchase of non-controlling interests	—	—	—	—	(196)	—	—	(196)	(2,000)	(2,196)
Special dividends declared to ordinary shareholders	—	—	—	—	(46,602)	—	—	(46,602)	—	(46,602)
Appropriation to statutory reserves	—	—	—	—	1,047	(1,047)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	10,641	10,641	—	10,641
Balance as of December 31, 2019	98,444,732	6	110,850,000	6	1,192,332	195,596	(19,145)	1,368,795	5,652	1,374,447

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income	93,240	65,350	293,830	42,206
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,680	2,270	23,577	3,387
Inventory write-down	81	1,059	15,661	2,250
Share-based compensation	5,821	116,611	43,168	6,201
Allowance for doubtful accounts	—	—	2,006	288
Loss from disposal of property and equipment	—	—	29	4
Deferred income tax benefits	(801)	(2,186)	(7,042)	(1,012)
Investment loss (income)	—	364	(4,654)	(669)
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	(4,348)	(107,370)	(206,477)	(29,659)
Accounts receivable from a related party	(204,527)	(11,436)	(446,963)	(64,202)
Inventories	(26,577)	(182,342)	(201,701)	(28,973)
Prepaid expenses and other current assets	(8,745)	(23,607)	(25,659)	(3,686)
Other receivables from related parties	(25,771)	(87,384)	88,376	12,694
Amounts due to related parties	1,179	4,005	19,343	2,778
Interest received relating to the investment income recognized in previous year	—	—	361	52
Accounts and notes payable	218,614	256,838	494,678	71,056
Advances from customers	19,312	59,297	16,838	2,419
Income tax payables	11,612	(1,413)	23,323	3,350
Accrued expenses and other liabilities	43,136	132,213	122,550	17,603
Lease liabilities	—	—	(5,760)	(827)
Net cash provided by operating activities	123,906	222,269	245,484	35,260
Cash flows from investing activities
Cash received from loan repayment from a related party	—	31,441	—	—
Purchase of equipment	(1,234)	(13,505)	(56,131)	(8,063)
Purchase of lease hold improvement	—	(216)	(7,874)	(1,131)
Purchase of intangible assets	—	(184)	(4,595)	(660)
Purchase of short-term investments	—	(238,714)	(812,086)	(116,649)
Maturity of short-term investments	—	69,357	670,190	96,267
Placement of short-term deposits	—	—	(270,457)	(38,849)
Maturities of short-term deposits	—	—	211,967	30,447
Proceeds from disposal of property and equipment	—	—	30	4
Net cash used in investing activities	(1,234)	(151,821)	(268,956)	(38,634)
Cash flows from financing activities
Dividend Paid	—	—	(46,602)	(6,694)
Proceeds from exercise of vested share options	—	—	1,109	159
Receipt of borrowing	—	—	95,868	13,771
Repayment of debt to a related party	—	(31,900)	—	—
Cash received from shareholders	2,671	2,705	—	—
Net proceeds from issuance of ordinary shares upon IPO	—	636,170	—	—
Cash paid in relation to issuance of ordinary shares upon IPO	—	—	(2,637)	(379)
Capital injection in subsidiaries from non-controlling shareholders	—	3,000	3,000	431
Purchase of non-controlling interests	—	—	(2,196)	(315)
Cash paid to a related party	—	(5,000)	—	—
Net cash provided by financing activities	2,671	604,975	48,542	6,973
Effect of exchange rate changes on cash and cash equivalents	(2,321)	14,473	8,087	1,162
Net increase in cash and cash equivalents and restricted cash	123,022	689,896	33,157	4,761
Cash and cash equivalents and restricted cash at the beginning of the year	156,930	279,952	969,848	139,312
Cash and cash equivalents and restricted cash at the end of the year	279,952	969,848	1,003,005	144,073
Including:
Cash and cash equivalents at the end of the year	279,952	940,298	972,438	139,682
Restricted cash at the end of the year	—	29,550	30,567	4,391
Supplemental disclosures of cash flow information:
Cash paid for income tax	(3,907)	(27,660)	(28,909)	(4,012)
Cash paid for interest expense	(1,785)	(768)	(995)	(143)
Acquisition of equipment in form of other payable	54	430	5,997	862

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Viomi Technology Co., Ltd (the “Company”) is a holding company incorporated under the Laws of the Cayman Islands in January 2015. The Company, through its consolidated subsidiaries and “VIEs” (collectively referred to as the “Group”) is primarily engaged in the operation of developing and selling Internet-of-things-enabled (“IoT-enabled”) smart home products in the People’s Republic of China (“the PRC”).

(a)	History and Reorganization

The Group commenced its operations in May 2014 through Foshan Yunmi Electric Appliances Technology Co., Ltd. (“Foshan Viomi”), a PRC company established by Mr. Chen Xiaoping (“Mr. Chen” or the “Founder”), and Tianjin Jinxing Investment Co., Ltd. (“Tianjin Jinxing”), a subsidiary of Xiaomi Corporation (“Xiaomi”, also referring to entities controlled by Xiaomi Corporation where appropriate), who is an investor of the Company. Mr. Chen and Tianjin Jinxing invested RMB7,500 and RMB5,000 to establish Foshan Viomi and held 60% and 40% initial equity interests, respectively. Included in the RMB7,500 invested by Mr. Chen, RMB2,500 was invested by certain key management founders and held by Mr. Chen on their behalf (The key management founders, together with Mr. Chen are referred to “the Founders”). The Group has undertaken its reorganization (“Reorganization”) as detailed below.

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

In July 2015, the Company issued 33,818,182 class A ordinary shares to exchange the interest of RMB2,500 in Foshan Viomi held by Mr. Chen on behalf of key management founders, 67,636,364 Class B redeemable convertible ordinary shares (Pre-IPO Class B Ordinary Shares) to exchange the interest of RMB5,000 in Foshan Viomi owned by Mr. Chen, and 67,636,364 Pre-IPO Class B Ordinary Shares to Red Better Limited (“Red Better”), a subsidiary of Xiaomi, and Shunwei Talent Limited (“Shunwei”), to exchange the interest of RMB5,000 held by Tianjin Jinxing. Concurrently, the Company obtained control over Foshan Viomi and Beijing Viomi through Lequan by entering into a series of contractual arrangements with Foshan Viomi, Beijing Viomi and their shareholders as detailed in note 1(c). As a result, Foshan Viomi and Beijing Viomi became the consolidated VIEs of the Group. The Reorganization lacks substance and should be treated as a non-substantive merger with no change in the basis of assets and liabilities of Foshan Viomi.

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

Prior to the completion of the IPO, in accordance with written resolutions of all the shareholders of the Company on August 23, 2018, the Company effected a share split whereby each of the Company’s authorized and outstanding ordinary shares and preferred shares, par value of $0.0001 each, was divided into ten ordinary shares and preferred shares of the same series, par value US$0.00001 each, respectively. All shareholders surrendered 90% of their after-share-split outstanding shares back to the Company for cancellation. After the share split and the surrender of shares for cancellation, the number of the Company’s outstanding ordinary and preferred shares remained unchanged. As the number of outstanding shares remained unchanged, the share split does not have an impact to the basic and diluted net income per share for the years ended December 31, 2017. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2019, details of the Company’s principal subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 15, 2015	100%	Investment holding
Yunmi Hulian Technology (Guangdong) Co., Ltd.	PRC	December 9, 2019	100%	Investment holding
VIEs:
Foshan Viomi	PRC	May 6, 2014	100%	Home appliance development and sales
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business
Subsidiaries of Foshan Viomi:
Guangdong Lizi Technology Co., Ltd. (“Guangdong Lizi”)	PRC	July 26, 2018	VIE’s subsidiary	Home appliance development and sales
Guangdong AI Touch Technology Co., Ltd. (“AI Touch”)	PRC	January 30, 2019	VIE’s subsidiary	Home appliance development and sales

(b)	Dual Classes Ordinary Shares and Initial Public Offering

On September 25, 2018, the Company completed its IPO on the NASDAQ Global Market in the United States of America. In this offering, 11,400,000 American Depositary Shares (“ADSs”), representing 34,200,000 Class A ordinary shares, were issued and sold to the public at a price of US$9.00 per ADS.

Pursuant to the resolution of the shareholders of the Company on August 23, 2018, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares comprising of the (i) 4,800,000,000 class A ordinary shares of a par value of US$0.00001 each (‘‘Class A Ordinary Shares’’), (ii) 150,000,000 class B ordinary shares of a par value of US$0.00001 each (‘‘Class B Ordinary Shares’’) and (iii) 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity other than holders of Class B Ordinary Shares or their affiliates, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

Immediately prior to the completion of the IPO, 16,145,454 issued Class A Ordinary Shares held by certain key management founders, 33,818,182 issued Pre-IPO Class B Ordinary Shares held by Red Better, and 67,636,364 issued Pre-IPO Class B Ordinary Shares held by Mr. Chen’s wholly-owned entity Viomi Limited was automatically converted by way of re-designation and re-classification into Class B Ordinary Shares on a one-for-one basis, and the rest of the outstanding Class A Ordinary Shares, the rest of the outstanding Pre-IPO Class B Ordinary Shares, and all outstanding Series A Preferred Shares was automatically converted by way of re-designation and re-classification into Class A Ordinary Shares on a one-for-one basis.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

A simple majority vote of Lequan’s board of directors is required to pass a resolution to exercise Lequan’s rights under the option agreement. Lequan’s rights under the option agreement give Lequan the power to control the shareholders of Foshan Viomi and Beijing Viomi. In addition, Lequan’s rights under the shareholder voting proxy agreement also reinforce Lequan’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consultation and service agreements and also ensures that consultation and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. Lequan has the rights to receive substantially all of the economic benefits from the VIEs.

Exclusive consulting and service agreement. In July 2015, Lequan entered into exclusive consultation and service agreements with Foshan Viomi and Beijing Viomi respectively to enable Lequan to receive substantially all of the economic benefits of the VIEs. Under the exclusive consultation and service agreements, Lequan has the exclusive right to provide or designate any entity affiliated with it to provide VIEs the technical and business support services, including information technology support, hardware management and updates, software development, maintenance and updates and other operating services. The exclusive consultation and service agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. The exclusive consultation and service agreement was effective in July 2015 and will remain effective until all equity interests and assets in Foshan Viomi and Beijing Viomi are sold to Lequan or the party designated by Lequan. Under this arrangement, Lequan has the sole discretion to receive an annual service fee at an amount up to 100% of the annual net income of Foshan Viomi and Beijing Viomi. In addition, Lequan is entitled to receive other technical service fees at the amount mutually agreed upon by Lequan and the respective VIE.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and its subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements. All transactions and balances between the VIEs and the Group’s subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	401,424	802,580
Restricted cash	29,550	30,567
Short-term deposits	—	60,000
Short-term investments	168,993	141,189
Accounts receivable from third parties (net of allowance of nil and RMB2,006 as of December 31, 2018 and 2019, respectively)	111,718	316,189
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	260,984	707,947
Other receivable from related parties (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	112,320	23,944
Inventories	231,975	418,015
Prepaid expenses and other current assets	46,499	61,031
Total current assets	1,363,463	2,561,462
Property, plant and equipment, net	11,301	67,293
Deferred tax assets	5,234	12,276
Intangible assets, net	169	4,357
Prepaid expenses and other non-current assets	3,636	11,170
Right-of-use assets, net	—	19,593
Total non-current assets	20,340	114,689
Total assets	1,383,803	2,676,151
Accounts and notes payable	548,481	1,043,159
Advances from customers	86,312	103,150
Amounts due to related parties	5,763	25,106
Accrued expenses and other liabilities	179,712	308,228
Short-term borrowing	—	95,868
Income tax payables	10,199	33,522
Lease liabilities due within one year	—	6,802
Total current liabilities	830,467	1,615,835
Accrued expenses and other liabilities	518	1,795
Lease liabilities	—	13,391
Total non-current liabilities	518	15,186
Total liabilities	830,985	1,631,021

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenue	873,083	2,561,229	4,647,513
Net income	92,159	70,232	285,221

Net cash provided by operating activities	123,182	209,690	240,823
Net cash used in investing activities	(1,234)	(183,262)	(97,702)
Net cash (used in) provided by financing activities	—	(37,731)	95,933

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include sales returns, inventory valuation, product warranties, share-based compensation and the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and British Virgin Islands are United States dollar (“US$”), while the functional currency of the Group’s entities in the PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiary in Hong Kong and British Virgin Islands, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, and incomes are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the statement of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange (losses) gains, net in the consolidated statement of comprehensive income.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.9618 on December 31, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

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

(h)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income during the years presented.

(i)	Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.

(j)	Accounts receivable

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(k)	Inventories

The Group procures certain key raw materials and components from suppliers and send the materials to contract manufacturers for manufacture. The Group receives the finished goods from the contract manufacturers. Therefore, inventories of the Group consist of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the purchase, and production of manufactured product for sale. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the turnover and age of the products. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive income.

(l)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives and residual value. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate
Computers and equipment	2-10 years	0%-5%
Vehicle	4 years	5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(m)	Intangible assets

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

Estimated useful lives
Software	5 years

(n)	Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases”. Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. The Company adopted the new standard using the optional transition method beginning January 1, 2019. As permitted under the transition guidance, the Company carried forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. RMB9,274 of lease assets and RMB9,168 of liabilities were recognized on the balance sheet upon adoption as of January 1, 2019.

The Company categorize leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow lessees to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in property and equipment, net. All other leases are categorized as operating leases. All the leases recognized by the Company were classified as operating leases for the years presented.

Lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to us. Lease assets are recognized based on the initial present value of the fixed lease payments plus any direct costs from executing the leases or lease prepayments reclassified from “Prepayments and other current assets” upon lease commencement. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Group’s revenue is primary derived from (i) IoT-enabled smart home products including smart water purification systems, smart kitchen products, and other smart products, (ii) consumable products complementary to the Group’s IoT smart home products, such as water purifier filters, (iii) other household products as well as service fees from rendering of services. Refer to Note 12 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2017, 2018 and 2019.

1)

The Group conducts its business through various contractual arrangements, the following table disaggregates the Group’s revenue by type of contract for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Sales to Xiaomi	739,464	1,311,852	2,112,170
—Xiaomi-branded products	654,950	1,175,332	1,859,499
—Viomi-branded products	84,514	136,520	250,593
—Rendering services	—	—	2,078
Sales to third-party customers	133,755	1,249,377	2,535,343
	873,219	2,561,229	4,647,513

a)	Sales to Xiaomi

The Group generated a substantial portion of its revenues from sales of products to Xiaomi.

Under the cooperation agreement entered between the Group and Xiaomi, the Group is responsible for design, research, development, production and delivery of designated products using the brand name of “Xiaomi” (“Xiaomi-branded products”). Xiaomi is responsible for commercial distributions and sales. The Group also sells some Viomi-branded products to Xiaomi.

Revenue is recognized upon acceptance by this customer, which is considered at the time the control of the products is transferred to Xiaomi. Revenue does not meet the criteria to be recognized over time since 1) even if the products use “Xiaomi” brand, it does not require significant rework to make them suitable to be sold to other customers, 2) under the cooperation agreement, the Group does not have the right of payment for the work performed to date.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

For a few types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. For the years ended December 31, 2017, 2018 and 2019, net revenues earned from second installment payment arrangement represented 15.0%, 9.0% and 5.9% of total revenue from Xiaomi, respectively.

In 2019, the Group entered into a cooperation arrangement with Xiaomi related to a certain type of products. Under the arrangement, the Group acts as an agent of Xiaomi to procure suppliers without obtaining the control, risks and rewards of the products during the whole process. The Group recognizes revenue of sales on a net basis for these products.

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

The Group provides installation service to end customers for designated Viomi-branded products without separate charge. The end customers have the right, not the obligation, to ask the Group to provide installation service. The installation service is considered being distinct and accounted for as a separate performance obligation as the products and installation services are not inputs into a combined item the end customer has contracted to receive. In addition, the Group does not provide any significant integration, modification, or customization services. It can fulfill its obligation to transfer each of the products or services separately. End customers do not always exercise their rights to ask for installation services as the installation may not be complicated and could be done by end customers themselves. Therefore, the Group expects to be entitled to a breakage amount in the contract liabilities related to installation services. The Group estimates the breakage portion based on historical customers’ requests and recognizes estimated breakage as revenue in proportion to the pattern of rights exercised by end customers. The assessment of estimated breakage would be updated on a quarterly basis. Changes in estimated breakage should be accounted for by adjusting contract liabilities to reflect the remaining rights expected to be exercised.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

-  Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 60 days or 90 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. For the years ended December 31, 2018 and 2019, the expected sales return was RMB846 and RMB12,037. Accordingly the Group recognizes an expected return asset of RMB687 and RMB8,572, and a refund liability of RMB981 and RMB13,602 as of December 31, 2018 and 2019, respectively. The Group would update its estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. The Group would assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired.

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

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. For the years ended December 31, 2017, 2018 and 2019, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
4)	Value added taxes

Value added taxes (“VAT”) on sales is calculated at 17% on revenue from products before April 30, 2018, 16% between May 1, 2018 and March 31, 2019, and 13% after April 1, 2019. The Group reports revenue net of VAT. Subsidiaries and VIEs that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

5)	Contract balances

Key customers, including Xiaomi and third-party customers, are entitled to a credit term. The expected length of time between the products being transferred to customers and when they pay for those products is short. There is no difference between the amount of promised consideration and the cash selling price of the promised products. Therefore, the Group concludes that the contracts with these key customers generally do not include a significant financing component. The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The amount of the allowance for doubtful accounts is recognized as expenses.

The opening balance of accounts receivable from these key customers as of January 1, 2018 was RMB253,896. As of December 31, 2018 and 2019, accounts and notes receivable were RMB372,702 and RMB1,026,142, respectively. During the years ended December 31, 2017, 2018 and 2019, the Group recognized impairments, net of recoveries, for accounts receivable from customers amounted to nil, nil and RMB2,006, respectively.

Contract liabilities consist of deferred revenue related to the Group’s provision of installation services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue as of January 1, 2018 was RMB146. As of December 31, 2018 and 2019, deferred revenue were RMB1,276 and RMB7,790 , respectively. During the years ended December 31, 2017, 2018 and 2019, the Group recognized revenue of installation services amounted to RMB29, RMB146 and RMB1,276, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize approximately RMB7,790 of the unearned amount for the Group’s remaining performance obligations related to installation services in 2020.

During the years ended December 31, 2017, 2018 and 2019, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.

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

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB39,638, RMB130,796 and RMB106,540 for the years ended December 31, 2017, 2018 and 2019. The shipping expenses amounted to RMB20,044, RMB140,456 and RMB245,329 for the years ended December 31, 2017, 2018 and 2019.

(s)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(t)	Government subsidies

Government subsidies represent tax refund and government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive income when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB1,278, RMB1,440 and RMB35,988 of subsidy income for the years ended December 31, 2017, 2018 and 2019, respectively.

(u)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB8,016, RMB18,889 and RMB23,465 for the years ended December 31, 2017, 2018 and 2019.

(v)	Share-based compensation

Share-based compensation expenses arise from share based awards, mainly including restricted shares held by the Founder or held by the Founder on behalf of certain key management founders and share options for the purchase of ordinary shares (“Restricted Shares”). The Company accounts for share-based awards granted to the Founder and employees in accordance with ASC 718 Stock Compensation.

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

After the Reorganization completed in July 2015, the repurchase feature remains, however, it became the Company’s right, and not the obligation to repurchase. With respect to the remaining unvested interest granted to the Founder on behalf of certain key management founders, the underlying shares changed from ordinary shares of Foshan Viomi to Class A ordinary shares of the Company. These shares remain to be equity classified awards as they do not contain any characteristics of a liability award and were continually accounted for as share-based compensation based on the grant date fair value over the remaining vesting period. With respect to the remaining unvested interest granted to the Founder, the underlying shares changed from ordinary shares of Foshan Viomi to redeemable Pre-IPO Class B Ordinary Shares of the Company, which are redeemable convertible shares. These awards have been reclassified as liability classified awards as the underlying Pre-IPO Class B Ordinary Shares are redeemable at a fixed price plus 6% interest per year at the option of the holder if there is no qualified IPO after a certain period of time. According to ASC718, such awards effectively consist of: (1) a liability component representing the Company’s obligation to pay the redemption price if the holder chooses to redeem, and (2) an equity component representing the fair value of the upside potential of the Pre-IPO Class B Ordinary Shares, measured using an option pricing model. At the time of the modification, the Company compared the fair value of the original award immediately before the modification, and the total fair value of the liability component and the equity component immediately after the modification. The incremental compensation amount is recognized over the remaining vesting period. The amount related to the liability component is recorded as a liability measured at the redemption price, subsequently accreted at 6% per year to reflect the increase in redemption price over time according to the terms of the Pre-IPO Class B Ordinary Shares, until the award is settled. The liability award is considered settled only upon redemption or IPO, when the Pre-IPO Class B Ordinary Shares are converted to Class A ordinary shares at which time, the redemption feature would expire.

Upon the completion of the IPO on September 25, 2018, all the Pre-IPO Class B Ordinary Shares were converted into Class B Ordinary Shares, the liability award had been settled.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(v)	Share-based compensation (Continued)

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

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(x)	Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income, net of tax. Other comprehensive income refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. The Group’s other comprehensive income consists of foreign currency translation adjustments from its entities not using the RMB as their functional currency. Comprehensive income is reported in the consolidated statements of comprehensive income.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	Statutory reserves (Continued)

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

During the year ended December 31, 2017, 2018 and 2019, appropriations to statutory reserve funds amounted to RMB6,250, nil and RMB1,047, respectively. Statutory reserve funds amounting to RMB6,250 and RMB7,297 were recognized in additional paid-in capital as of December 31, 2018 and 2019, respectively.

(z)	Income per share

Basic income per share is computed by dividing net income attributable to ordinary shareholders, considering the accretion of redemption feature and cumulative dividend related to the Company’s redeemable convertible preferred shares and Pre-IPO Class B Ordinary Shares, and undistributed earnings allocated to redeemable convertible preferred shares, Pre-IPO Class B Ordinary Shares and unvested Class A ordinary shares as unvested Class A ordinary shares are also entitled to participating dividends, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. After the IPO, net income per ordinary share are computed on Class A ordinary shares and Class B Ordinary Shares together, because both classes have the same dividend rights in the Company’s undistributed net income.

Diluted income per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred and Pre-IPO Class B Ordinary Shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income per share calculation when inclusion of such shares would be anti-dilutive.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(cc)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company will adopt the new standard in the first fiscal quarter of 2020. Based on management’s assessment, the adoption of ASU 2016-13 does not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect that the adoption of ASU 2018-13 will have a material impact to the Company’s consolidated financial statements.

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

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, short-term deposits, accounts and notes receivable and amounts due from related parties. The Group places its cash and cash equivalents, restricted cash, short-term investments and short-term deposits with financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Accounts and notes receivable from third parties concentration of credit risk as below:

	As of December 31,
	2018		2019
	RMB		RMB
Company A	58,766	53%	174,620	55%
Company B	36,734	33%	109,585	35%

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.	CONCENTRATION AND RISKS (Continued)
(b)	Credit risk (Continued)

Accounts receivable from a related party concentration of credit risk as below:

	As of December 31,
	2018		2019
	RMB		RMB
Xiaomi	260,984	100%	707,947	100%

Other receivables from related parties concentration of credit risk as below:

	As of December 31,
	2018		2019
	RMB		RMB
Xiaomi	112,320	100%	23,944	100%

(c)	Revenue concentration risk

	Year ended December 31,
	2017		2018		2019
	RMB		RMB		RMB
Xiaomi	739,464	85%	1,311,852	51%	2,112,170	45%

The revenue generated from Xiaomi included sale of both Xiaomi-branded and Viomi-branded products. Revenue from sale of Viomi-branded products amounted to RMB84,514, RMB136,520 and RMB250,593 for the years ended December 31, 2017, 2018 and 2019, respectively.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institution. Cash and cash equivalents balance as of December 31, 2018 and 2019 primarily consist of the following currencies:

	As of December 31, 2018		As of December 31, 2019
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	332,702	332,702	569,772	569,772
US$	88,529	607,596	57,720	402,666
Total		940,298		972,438

5.RESTRICTED CASH

As of December 31, 2018 and 2019, the Group held restricted cash of RMB29,550 and RMB30,567 respectively in designated bank accounts for issuance of bank acceptance notes.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

6.	SHORT-TERM DEPOSITS

Short-term deposits balance as of December 31, 2018 and 2019 is primarily denominated in RMB.

7.	SHORT-TERM INVESTMENTS

Short-term investments represent structured deposits with maturities of less than one year. Short-term investments balance as of December 31, 2018 and 2019 is primarily denominated in the following currencies:

	As of December 31, 2018		As of December 31, 2019
		RMB		RMB
	Amount	equivalent	Amount	equivalent
US$	10,049	68,971	25,087	175,012
RMB	100,022	100,022	141,189	141,189
Total		168,993		316,201

8.	INVENTORIES

Inventories consisted of the followings:

	As of December 31,
	2018	2019
	RMB	RMB
Finished goods	136,494	232,671
Raw materials	95,481	185,344
Inventories	231,975	418,015

For the years ended December 31, 2017, 2018 and 2019, the Group recorded write-down of RMB81, RMB1,059 and RMB15,661 for obsolete inventories.

9.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2018	2019
	RMB	RMB
Advances to suppliers	23,549	43,175
Expected return assets	687	11,212
Other receivables	15,361	7,725
Lease hold improvement	206	6,825
Prepayment for equipment	3,430	4,345
Other current assets	7,293	202
Total	50,526	73,484
Less: non-current portion	(3,636)	(11,170)
Prepaid expenses and other assets-current portion	46,890	62,314

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Computers and equipment	16,270	87,374
Vehicle	508	508
Total	16,778	87,882
Less: accumulated depreciation	(5,477)	(20,589)
Property, plant and equipment, net	11,301	67,293

The Group had recorded depreciation expense of RMB1,680, RMB2,244 and RMB15,427 for the years ended December 31, 2017, 2018 and 2019, respectively. No impairment was recorded for the years ended December 31, 2017, 2018 and 2019.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB
Accrued payroll and welfare	39,700	69,269
Freight payable	50,680	63,084
Other tax payable	42,076	45,217
Product warranty	12,744	22,463
Installation fee payables	8,133	21,850
Marketing and promotion expenses	10,710	19,223
Refund liabilities	981	18,088
Professional fee payables	10,340	10,699
Deferred revenue	1,276	7,790
Other current liabilities	24,808	49,154
Total	201,448	326,837
Less: non-current portion	(518)	(1,795)
Accrued expenses and other liabilities-current portion	200,930	325,042

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2017	13,909
Provided during the year	19,775
Utilized during the year	(20,940)
Balance at December 31, 2018	12,744
Provided during the year	52,275
Utilized during the year	(42,556)
Balance at December 31, 2019	22,463

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	REVENUE

	Year ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Sales of product
- IoT-enabled smart home products	712,317	2,081,273	3,587,355
- Consumable products	87,500	141,940	265,844
- Other products	72,686	323,381	741,290
Total of sales of product	872,503	2,546,594	4,594,489
Rendering of services	716	14,635	53,024
Total	873,219	2,561,229	4,647,513

13.INCOME TAX EXPENSES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong are subject to 8.25% and 16.5% Hong Kong profit tax on its taxable income within HKD$2 million and beyond HKD$2 million respectively, generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented except for the entity which was qualified  to certified High and New Technology Enterprises (“HNTE”) that are entitled to a favorable statutory tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2018 and 2019 are approximately RMB282,130 and RMB598,503, respectively. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2018 and 2019.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

13.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	15,519	26,247	52,232
Deferred tax benefit	(801)	(2,186)	(7,042)
Income tax expenses	14,718	24,061	45,190

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income from operations in the PRC	106,868	93,910	321,090
Income (loss) from overseas entities	1,090	(4,499)	17,930
Income before income tax	107,958	89,411	339,020

Tax expense at PRC enterprise income tax rate of 25%	26,990	22,353	84,755
Income tax on tax holiday(1)	(10,989)	(9,632)	(31,493)
Tax effect of permanence differences(2)	(2,640)	(7,871)	(12,147)
Change in valuation allowance(3)	760	602	1,592
Effect of share-based compensation	873	17,492	6,475
Effect of income tax in jurisdictions other than the PRC	(276)	1,117	(3,992)
Income tax expenses	14,718	24,061	45,190

(1)

The income tax on tax holidays represents the effect of preferential income tax rate that Foshan Viomi qualified as an HNTE is entitled to enjoy the beneficial tax rate of 15% for the three years ended December 31, 2017, 2018 and 2019. Foshan Viomi will need to re-apply for HNTE qualification renewal in 2022.

(2)	The permanent book-tax differences mainly consisted of R&D super deductions.
(3)

Valuation allowance for the years ended December 31, 2017, 2018 and 2019 are related to the deferred tax assets of certain group entities which reported loss. The Group believed that it is more likely than not that these the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

The per share effect of the tax holidays are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net income per share effect – basic	0.53	0.22	0.13
Net income per share effect – diluted	0.41	0.20	0.13

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

13.	INCOME TAX EXPENSES (Continued)

Deferred tax assets and deferred tax liabilities

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Accrued expenses and others	4,616	9,245
Net operating loss carry forwards	1,560	3,511
Inventory write downs	421	1,497
Deferred income	191	1,169
Total deferred tax assets	6,788	15,422
Less: valuation allowance	(1,554)	(3,146)
Deferred tax assets, net	5,234	12,276

Movement of valuation allowance

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	192	952	1,554
Provided	760	602	1,592
Balance at end of the year	952	1,554	3,146

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

14.	ORDINARY SHARES

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	ORDINARY SHARES (Continued)

Pursuant to the resolution of the shareholders of the Company on August 23, 2018, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares comprising of the (i) 4,800,000,000 Class A Ordinary Shares of a par value of US$0.00001 each, (ii) 150,000,000 Class B Ordinary Shares of a par value of US$0.00001 each and (iii) 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights, except for voting rights and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity other than holders of Class B Ordinary Shares or their affiliates, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

Immediately prior to the completion of the IPO, 16,145,454 issued Class A Ordinary Shares held by certain key management founders, 33,818,182 issued Pre-IPO Class B Ordinary Shares held by Red Better, and 67,636,364 issued Pre-IPO Class B Ordinary Shares held by Mr. Chen’s wholly-owned entity Viomi Limited was automatically converted by way of re-designation and re-classification into Class B Ordinary Shares on a one-for-one basis, and the rest of the outstanding Class A Ordinary Shares, the rest of the outstanding Pre-IPO Class B Ordinary Shares, and all outstanding Series A Preferred Shares was automatically converted by way of re-designation and re-classification into Class A Ordinary Shares on a one-for-one basis.

Upon the completion of the Company's IPO in 2018, 34,200,000 Class A Ordinary Shares were issued and 18,181,818 Series A Preferred Shares have been converted into Class A Ordinary Shares.

As of December 31, 2018, the Company had 90,200,000 Class A Ordinary Shares and 117,600,000 Class B Ordinary Shares outstanding, respectively.

During the year ended December 31, 2019, 1,494,732 Class A Ordinary Shares were issued for the exercised share options. In addition, 6,750,000 Class B Ordinary Shares were converted into Class A Ordinary Shares.

As of December 31, 2019, the Company had 98,444,732 Class A Ordinary Shares and 110,850,000 Class B Ordinary Shares outstanding, respectively.

15.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES

As described in note1 (a), pursuant to a shares purchase agreement, the Company issued Pre-IPO Class B Ordinary Shares to Mr. Chen, Red Better and Shunwei during the Reorganization, and the Company also issued totaling 18,181,818 shares (with par value of US$0.0001) of Series A Preferred Shares for US$1.1000 per share with total consideration of US$20,000, including conversion of the outstanding bridge loans of US$5,250.

The significant terms of the Series A Preferred Shares and Pre-IPO Class B Ordinary Shares issued by the Company are as follows:

Conversion rights

Optional Conversion

Each holder of Series A Preferred Shares and Pre-IPO Class B Ordinary Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Series A Preferred Shares and Pre-IPO Class B Ordinary Shares into Class A Ordinary Shares at any time. The conversion rate for Series A Preferred Shares and Pre-IPO Class B Ordinary Shares shall be determined by dividing applicable Share Issue Price by the conversion price then in effect at the date of the conversion. The initial conversion price will be the applicable Share Issue Price (i.e., a 1-to-1 initial conversion ratio), and thereafter shall be subject to adjustment and readjustment from time to time as hereinafter provided, being no less than par value. Adjustments of conversion ratios include the following:

(1)	Adjustment of applicable conversion price upon issuance of additional ordinary shares below the applicable conversion price.
(2)	Adjustments for share dividends, subdivisions, combinations or consolidations of class A ordinary shares.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES (Continued)
(3)	Adjustments for other distributions.
(4)	Adjustments for reclassification, exchange and substitution.

Automatic Conversion

Each Series A Preferred Share and Pre-IPO Class B Ordinary Share shall automatically be converted into class A ordinary shares, at the then applicable preferred share conversion price upon the closing of a Qualified IPO;

Voting rights

Each Series A Preferred Share and Pre-IPO Class B Ordinary Share shall carry a number of votes equal to the number of class A ordinary shares then issuable upon its conversion into class A ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. To the extent that applicable law, Memorandum and Articles of the Company require the Series A Preferred Shares and Pre-IPO Class B Ordinary Shares to vote separately as a class with respect to any matters, the Series A Preferred Shares and Pre-IPO Class B Ordinary Shares shall vote separately as a class with respect to such matters. Otherwise, the holders of Series A Preferred Shares and Pre-IPO Class B Ordinary Shares and class A ordinary shares shall vote together as a single class.

Redemption rights

Redemption Condition for Series A Preferred Shares and Pre-IPO Class B Ordinary Shares:

The Series A Preferred Shares and Pre-IPO Class B Ordinary Shares are redeemable at any time after the earlier of:

i)	the fifth anniversary of the date on which the closing of the shares issuance pursuant to the share purchase agreement (the “Closing Date”), if the Company has not consummated a Qualified IPO;
ii)

any material breach by the Founder or the Group, of any representatives, warranties or covenants of the transaction documents and not cured within six (6) months (the “Redemption Start Date”), then subject to the applicable laws of the Cayman Islands and, if so requested by any investor, the Company and the Founder shall redeem all or part of the outstanding Series A Preferred Shares and/or Pre-IPO Class B Ordinary Shares held by such Investor (collectively, the “Redeemable Shares”) in cash out of funds legally available therefor.

The redemption price of each Series A Preferred Share and Pre-IPO Class B Ordinary Share shall be the sum of the Series A Preferred Shares and Pre-IPO Class B Ordinary Shares issuance price, respectively: Plus 6% compound interest return per annum on the issuance price; plus all declared but unpaid dividends per Series A Preferred Shares and Pre-IPO Class B Ordinary Shares.

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

After payment of the dividends distributed to the holders of Series A Preferred Shares, any additional dividends or distributions shall be distributed to the holders of Pre-IPO Class B Ordinary Shares, prior and in preference to any declaration or payment of any dividend (whether in cash, in property or in shares of the capital of the Company) on the class A ordinary shares or any other class or series of shares of the Company, at the rate of eight percent (8%) of the deemed Pre-IPO Class B Ordinary Share issue price per share (as adjusted for any subdivisions, consolidations, bonus issues, reclassifications and the like) per annum on each Pre-IPO Class B Ordinary Share, payable in U.S. dollars and annually when, as and if declared by the Board. Such distributions shall be cumulative. Holders of the Pre-IPO Class B Ordinary Shares shall also be entitled to receive any non-cash dividends declared by the Board on an as-converted basis.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES (Continued)

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

ii)

after the full Preferred Share Preference Amount on all outstanding Series A Preferred Shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed to the holders of Pre-IPO Class B Ordinary Shares, prior to the holders of the class A ordinary shares or any other class or series of shares then outstanding, an amount per Pre-IPO Class B Ordinary Share equal to (a) one hundred and fifty percent (150%) of the deemed Pre-IPO Class B Share issue price, plus (b) all declared but unpaid dividends thereon (collectively, the “Class B Share Preference Amount”, collectively with the Preferred Share Preference Amount, the “Preference Amount”). After the full Preferred Share Preference Amount has been paid, if the remaining assets are insufficient to permit payment of the Class B Share Preference Amount in full to all holders of Pre-IPO Class B Ordinary Shares, then the remaining assets of the Company shall be distributed ratably to the holders of the Pre-IPO Class B Ordinary Shares in proportion to the full Class B Share Preference Amount.

iii)

after the full Preference Amount on all outstanding Series A Preferred Shares and Pre-IPO Class B Ordinary Shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares (on an as-converted basis), together with the holders of the Ordinary Shares.

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

Accounting of Series A Preferred Shares and Pre-IPO Class B Ordinary Shares

The Company classified the Series A Preferred Shares and Pre-IPO Class B Ordinary Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Series A Preferred Shares and Pre-IPO Class B Ordinary Shares are recorded initially at fair value, net of issuance costs.

Prior to the Reorganization, the 40% initial equity interests of Foshan Viomi held by the Founder for himself has liquidation preference, and the 40% initial equity interests of Foshan Viomi held by Tianjin Jinxing has liquidation preference and also becomes redeemable in the event of a breach of contract by Foshan Viomi.

Upon completion of the Reorganization, both the Founder and Tianjin Jinxing’s equity interests in Foshan Viomi are exchanged into 67,636,364 Pre-IPO Class B Ordinary Shares of the Company, respectively. After the Reorganization, the most significant change in the provision is the addition of redemption clause which allows the holders of the Pre-IPO Class B Ordinary Shares to redeem the Pre-IPO Class B Ordinary Shares if there are no Qualified IPO after the fifth anniversary of the Closing Date.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES (Continued)

This transaction was considered as an extinguishment of the previous equity interests and therefore, the Pre-IPO Class B Ordinary Shares are measured at its fair value on the extinguishment date.

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

The change in the balance of Series A Preferred Shares and Pre-IPO Class B Ordinary Shares included in mezzanine equity for the years ended December 31, 2017 and 2018 are as follows:

	Series A Preferred Shares	Pre-IPO Class B Ordinary Shares held by the Founder(1)(2)	Pre-IPO Class B Ordinary Shares- owned by Xiaomi(1)	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	151,279	54,545	218,175	423,999
Accretion of preferred shares	8,834	—	—	8,834
Foreign exchange	(9,068)	(3,169)	(12,668)	(24,905)
Balance as of December 31, 2017	151,045	51,376	205,507	407,928
Accretion of preferred shares	6,563	—	—	6,563
Foreign exchange	7,487	2,437	9,743	19,667
Conversion of Series A Preferred Shares and Pre- IPO Class B Ordinary Shares to ordinary shares upon the completion of the IPO on September 25, 2018	(165,095)	(53,813)	(215,250)	(434,158)
Balance as of December 31, 2018	—	—	—	—

(1)

The carrying amount of Pre-IPO Class B Ordinary Shares is higher than the redemption value, which is based on the original investment amount in 2014. Therefore no accretion was recorded for the years ended December 31, 2017 and 2018.

(2)

Out of the 67,636,364 Pre-IPO Class B Ordinary Shares held by the Founder, 50,727,273 Pre-IPO Class B ordinary shares held by the Founder pursuant to the restricted share arrangement is included in liability award.

16.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Share-based compensation expenses
—Restricted shares owned by the Founder – equity component(a)	2,670	826	—
—Restricted shares owned by the Founder – liability component(a)	286	212	—
—Restricted shares owned by the Founder on behalf of certain key management founders(a)	48	14	—
—Share options(b)	2,817	25,391	43,168
—Shares awarded to Mr. Chen(c)	—	90,168	—
Total share-based compensation expenses	5,821	116,611	43,168

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)
(a)	Restricted Shares

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

As discussed in note 2(v), after the Reorganization, the unvested awards held by the Founder on his own behalf consisted of a share-based compensation liability measured based on the redemption value and a share option component representing the value of upside potential of the Pre-IPO Class B Ordinary Shares which is accounted for as an equity grant, while the unvested awards held by the Founder on behalf of certain key management founders continue to be equity-classified. As the share-based compensation expenses related to the equity component of the restricted shares owned by the Founder and the restricted shares held by the Founder on behalf of certain key management founders are recognized using graded vesting method, the expenses recognized in 2017 is higher than that of 2018.

A summary of the Restricted Shares activity for the years ended December 31, 2017 and 2018 is presented below:

	Number of shares
	Restricted Shares held by the Founder on behalf of certain key management founders	Restricted Shares held by the Founder on his own behalf	Total
Outstanding at January 1, 2017	16,909,092	33,818,182	50,727,274
Vested	(8,454,546)	(16,909,091)	(25,363,637)
Outstanding at December 31, 2017	8,454,546	16,909,091	25,363,637
Surrender and cancellation(1)	(5,918,182)	—	(5,918,182)
Vested	(2,536,364)	(16,909,091)	(19,445,455)
Outstanding at December 31, 2018	—	—	—
(1)

In June 2018, the Board of Directors and the shareholders approved a transfer and surrender of shares plan, pursuant to which, Mr. Chen, who holds 33,818,182 Class A ordinary shares on behalf of certain key management founders through Viomi Limited, transferred 16,145,454 Class A ordinary shares to key management founders and surrendered the remaining 17,672,728 Class A ordinary shares to the Company. Out of the 17,672,728 Class A ordinary shares surrendered, 5,918,182 shares were unvested restricted shares. The cancellation of these 5,918,182 shares is accounted for as an acceleration of vesting of such shares and the unrecognized share-based compensation expenses related to these 5,918,182 shares have been recognized in the consolidated financial statements for the year ended December 31, 2018. The share-based compensation expenses recognized due to the acceleration of vesting is not material.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)

The table below shows the details of the movement of liability-classified awards with respect to unsettled 33,818,182 restricted shares granted to the Founder for the years ended December 31, 2017 and 2018:

Liability-classified Awards (RMB)
Restricted Shares held by the Founder on his own behalf
Balance as at January 1, 2017	4,550
Share-based compensation expenses	286
Foreign currency translation adjustment	(98)
Outstanding at December 31, 2017	4,738
Share-based compensation expenses	212
Foreign currency translation adjustment	408
Conversion of Restricted Shares to ordinary shares upon the completion of the IPO on September 25, 2018	(5,358)
Outstanding at December 31, 2018	—

(b)	Share options

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

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan. As of December 31, 2019, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 19,750,728.

For the year ended December 31, 2017, the Company granted 2,700,000 share options to employees pursuant to the 2015 Share Incentive Plan. With respect to the share options granted, 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months.

For the year ended December 31, 2018, the Company granted 5,460,000 and 670,000 share options to employees pursuant to the 2015 Share Incentive Plan and 2018 Share Incentive Plan, respectively. Among which, with respect to the 5,500,000 share options granted, 40% of the options will be vested after 24 months of the grant date and the remaining 60% will be vested in three equal installments over the following 36 months. With respect to 630,000 share options granted, 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months. For the year ended December 31, 2019, no share options were granted to employees.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2017 and 2018 are summarized in the following table:

	Year ended December 31,
	2017	2018
Risk-free interest rate	3.06%-3.89%	3.62%~3.92%
Expected volatility	47.02%-49.44%	45.51%~46.99%
Expected life of option (years)	10	10
Expected dividend yield	—	—
Fair value per ordinary share	US$0.76-US$ 1.59	US$1.61-US$3.30

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)
(1)	Risk-free interest rate

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

In determining the grant date fair value of the Company’s ordinary shares for purposes of recording share-based compensation expenses in connection with Restricted Shares owned by the Founder, Restricted Shares owned by the Founder on behalf of certain key management founders, and share options under the 2015 Share Incentive Plan and 2018 Share Incentive Plan, the Company evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of the Company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity under the 2015 and 2018 Share Incentive Plan for the years ended December 31, 2017, 2018 and 2019 is included in the table below.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding at January 1, 2017	5,620,000	0.12	9.22	1,854
Granted	2,700,000	0.52
Forfeited	(780,000)	0.27
Outstanding at December 31, 2017	7,540,000	0.25	8.65	3,697
Granted	6,130,000	0.64
Forfeited	(410,000)	0.43
Outstanding at December 31, 2018	13,260,000	0.43	8.40	18,705
Forfeited	(400,000)	0.96
Exercised	(1,494,732)	0.17
Outstanding at December 31, 2019	11,365,268	0.44	7.59	17,737
Exercisable as of December 31, 2019	4,342,768	0.18	6.46	1,991
Expected to vest as of December 31, 2019	6,674,875	0.60	8.28	14,960

The weighted average grant date fair value of options granted for the years ended December 31, 2017 and 2018 was RMB6.01 (US$0.90) and RMB18.23 (US$2.66) per option, respectively.

As of December 31, 2019, there was RMB47,024 of unrecognized compensation expenses related to the options.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

For the years ended December 31, 2017 and 2018, the Group has determined that its convertible redeemable Pre-IPO Class B Ordinary Shares, convertible redeemable Series A Preferred Shares and unvested Class A ordinary shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The holders of the Pre-IPO Class B Ordinary Shares, Series A Preferred Shares and unvested Class A ordinary shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income attributable to ordinary shareholders of the Company	8,033	50,544	292,170

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	20,684,681	71,771,033	208,156,507
Dilutive effect of share options	4,895,125	7,819,747	7,699,070
Denominator for diluted calculation	25,579,806	79,590,780	215,855,577

Basic net income per ordinary share	0.39	0.70	1.40
Diluted net income per ordinary share	0.31	0.64	1.35

For the years ended December 31, 2017, 2018 and 2019, the following shares outstanding were excluded from the calculation of diluted net income per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2017	2018	2019
Shares issuable upon conversion of Restricted Shared owned the Founder	67,636,364	—	—
Shares issuable upon conversion of Pre-IPO Class B Ordinary Shares owned by Red Better and Shunwei	67,636,364	—	—
Shares issuable upon conversion of Series A Preferred shares	18,181,818	—	—
Shares issuable upon exercise of unvested Restricted Shares owned by the Founder on behalf of certain key management founders	13,079,391	—	—

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Mr. Chen	Founder
Xiaomi	Shareholder of the Group
Foshan Wanwuhulian Trade Co., Ltd. (“Foshan Wanwuhulian”)	Controlled by the Founder

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

Transaction with Xiaomi

Business cooperation agreement

The current business corporation agreement entered into in 2019 with Xiaomi governs all the Group’s sales to Xiaomi. It will expire in November 2020, and will automatically extend for successive one-year period unless objected by a party at least 30 days prior to the expiration of the then current term.

Under the business cooperation agreement, (i) certain products sold to Xiaomi are exclusively designed for and can only be sold to Xiaomi, (ii) Xiaomi shall purchase these products at a price that covers all of the Group’s costs of raw materials, outsourcing manufacture, models, logistics and paid intellectual property licensing fees, in connection with the manufacture and delivery of these products, and (iii) Xiaomi and the Group shall share gross profits, derived from sales of these products, the retail prices of which were set by Xiaomi and the Group together.

In 2019, the Group has entered into cooperation arrangement with Xiaomi for a certain type of products under which the Group acts as the agent of Xiaomi. The Group charges Xiaomi with reference to market price.

Youpin commission sales agreement

The Group has entered into a commission sales agreement with Xiaomi for the sale of the Group’s own branded products on a E-platform operated by Xiaomi, namely Youpin. The commission sales agreement will expire on December 31, 2019 and has been renewed up to December 31, 2020. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, the Group shall pay a service fee, calculated as approximately 11% of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of the Group’s products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or the Group’s official offline sales channel, including in the event of sales or promotion.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)
(1)	Amount due from/to related parties

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable from a related party:
Xiaomi(a)	260,984	707,947

Other receivables from related parties:
Sales receivable from Xiaomi(b)	112,320	23,908
Other receivables from Xiaomi	—	36
Total	112,320	23,944

Amounts due to related parties:
Advertising and promotion expenses payable to Xiaomi(c)	1,887	12,919
Purchase payable to Xiaomi(a)	3,876	12,187
Total	5,763	25,106

(2)	Purchase from related parties

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Xiaomi(a)	1,685	18,235	43,037
Foshan Wanwuhulian(d)	—	—	15,422
Total	1,685	18,235	58,459

(3)	Revenue from a related party

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Xiaomi(a)	739,464	1,311,852	2,112,170

(4)	Selling and marketing expenses

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Commission expenses charged by Xiaomi(b)	3,327	20,824	58,874
Advertising and promotion expenses charged by Xiaomi(c)	—	3,774	22,977
Total	3,327	24,598	81,851

(5)	Interest expenses

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Xiaomi(e)	1,761	440	—

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)

(6)	Interest income

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Xiaomi(f)	490	107	—

(a)

Foshan Viomi both sells water purifier and other products to and purchase Xiaomi branded products and certain raw materials from Xiaomi. The amount due from Xiaomi represents receivable arising from sales of water purifier and other products. The balance due to Xiaomi represents payable arising from purchase of Xiaomi branded products and certain raw materials.

(b)

Foshan Viomi sells its own brand products on the E-platform of Xiaomi, which charges Foshan Viomi commission and technical service fees. The amount due from Xiaomi represents sales receivable net of commission.

(c)

Foshan Viomi sells its own brand products on the E-platform of Xiaomi, which provides advertising and promotion service. The amount due to Xiaomi represents payable arising from advertising and promotion service.

(d)	Foshan Viomi purchases products from Foshan Wanwuhulian for trading during the year ended December 31, 2019.
(e)

Interest expense represents the expense of a loan provided by Xiaomi. The loan is RMB31,900 with an interest rate of 5.52% per annum. The loan term is 3 months and will be automatically extended by another 3 months if the two parties do not raise any objections on the maturity date. The loan has been settled in 2018.

(f)

Interest income represents interest from a loan provided to Xiaomi. The loan is US$5,000 with an interest rate of 3 month Libor add 10bps. The loan term is 3 months and will be automatically extended by another 3 months if the two parties do not raise any objections on the maturity date. The loan has been settled in 2018.

19.	FAIR VALUE MEASUREMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2018 and 2019 except for short-term investments (Note 7).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2018 and 2019:

	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Short-term investments (i)	—	316,201	—	316,201
As of December 31, 2018
Short-term investments (i)	—	168,993	—	168,993

(i) Short-term investments represent structured deposits and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Company’s other financial instruments consist principally of cash and cash equivalents, restricted cash, short-term deposits, accounts and notes receivable, other receivables, amounts due to/from related parties, accounts and notes payable and certain accrued expenses. They are recorded at cost which approximates fair value.

20.	LEASES

Our operating leases are principally for office space, facilities and self-run offline stores. At December 31, 2019, our operating leases had a weighted average discount rate of 4.75% and a weighted-average remaining lease term of 2.4 years.

The components of our lease expense were as follows:

Year ended December 31, 2019
Lease cost
Operating lease expense	7,434
Short-term lease expense (i)	798
Total lease cost	8,232

(i) Includes leases with a term of one year or less.

Supplemental cash flow information for our leases was as follows:

Year ended December 31, 2019
Operating cash flows relating to operating leases	7,553
Lease liabilities arising from obtaining right-of-use assets	17,427

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	LEASES (Continued)

At December 31, 2019, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental RMB
2020	7,189
2021	5,985
2022	5,519
2023	3,511
Total future minimum rental payment	22,204
Less amount representing imputed interest	(1,820)
Present value of future minimum rental payments	20,384
Less current portion, recorded in other current liabilities	(6,993)
Long-term lease liabilities, recorded in other long-term liabilities	13,391

21.	COMMITMENTS AND CONTINGENCIES
(a)	Operating commitments

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2019	4,284
2020	2,947
2021	1,600
2022 and after	978
9,809

The operating commitments as of December 31, 2018 presented above mainly consist of non-cancelable operating lease commitments.

As of December 31, 2019, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2020	1,351
2021	1,827
2022	1,876
2023 and after	681
5,735

The operating commitments as of December 31, 2019 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except shares, ADS, per share and per ADS data)

21.	COMMITMENTS AND CONTINGENCIES (Continued)

(b)	Capital and other commitment

As of December 31, 2019, the Group had no outstanding capital commitments.

(c)	Legal proceedings

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

22.	SUBSEQUENT EVENTS

The recent COVID-19 outbreak has created unique global and industry-wide challenges, including challenges to the Company’s business, impacting supply chains, logistics, sales channels, as well as overall consumer sentiment and purchasing behavior. In early-2020, the COVID-19 outbreak resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and opportunities for discretionary consumption, especially in offline sales channels, were extremely limited during the period. Our contract manufacturers’ operations were disrupted during this period, which in turn adversely affected our business and results of operations. Many of the quarantine measures within China have since been relaxed as of the date of the issuance of the consolidated financial statements, and the Company, together with its suppliers and customers, have gradually resumed normal operations in mid-February 2020. Although the Company has seen noticeable improvements in late-March and early-April, both from a supply and demand perspective, the impact of COVID-19 is expected to have a negative impact on the Company’s near-term financial results for the first quarter of 2020, including but not limited to revenue growth and reduced profit margins, as a result of the ongoing challenging industry conditions, supply chain bottlenecks and operational disruptions. In addition, the longer-term trajectory of COVID-19, both in terms scope and intensity of the outbreak, in China as well as globally, together with its impact on the industry and the broader economy and the Company's future results of operations, cash flows or financial conditions for the remainder of fiscal year 2020 are still difficult to assess or predict at this time and face significant uncertainties that will be difficult to quantify.

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB13,750 and RMB31,395 as of December 31, 2018 and 2019. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2019, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2019 and the condensed financial information of the Company are not required to be presented.