Form 20-F
period 2020-12-31
Viomi Technology Co., Ltd
filed 2021-04-26
CIK 1742770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

Xiaoping Chen , Chief Executive Officer
Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220
People’s Republic of China
Phone: +86 20 8930 9496
Email: chenxp@viomi.com
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 207,718,232 ordinary shares issued and outstanding, being the sum of (i) 104,163,686 Class A ordinary shares, par value US$0.00001 per share (excluding 11,503,698 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans), and (ii) 103,554,546 Class B ordinary shares, par value US$0.00001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐  Yes   ☒ No

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

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
•	“our VIEs” are to Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi, and Beijing Yunmi Technology Co., Ltd., or Beijing Viomi;
•

“Viomi,” “we,” “us,” “our Company” and “our” are to Viomi Technology Co., Ltd, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“our WFOE I” are to Lequan Technology (Beijing) Co., Ltd., or Lequan Technology;
•	“our WFOE II” are to Yunmi Hulian Technology (Guangdong) Co., Ltd., or Yunmi Hulian, and together with our WFOE I, “our WFOEs”;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
•	“Xiaomi” are to Xiaomi Corporation, an internet company and a principal shareholder of our Company as of the date of this annual report, and/or any of its affiliates.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATIOCN
A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations and selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 and the selected consolidated statements of operations and selected consolidated statements of cash flows data for 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss) Income Data:
Net revenues(1)	312,574	873,219	2,561,229	4,647,513	5,825,624	892,816
Cost of revenues	(232,544)	(598,036)	(1,843,432)	(3,565,109)	(4,742,668)	(726,846)
Gross profit	80,030	275,183	717,797	1,082,404	1,082,956	165,970
Operating expenses(2):
Research and development expenses(2)	(29,926)	(60,749)	(124,230)	(204,942)	(265,680)	(40,717)
Selling and marketing expenses(2)	(20,929)	(95,296)	(379,554)	(529,212)	(597,176)	(91,521)
General and administrative expenses(2)	(14,386)	(15,818)	(135,532)	(73,061)	(68,914)	(10,562)
Total operating expenses	(65,241)	(171,863)	(639,316)	(807,215)	(931,770)	(142,800)
Other (expenses) income	(481)	2,236	1,829	35,880	32,795	5,026
Income from operations	14,308	105,556	80,310	311,069	183,981	28,196
Interest (expenses) income and short-term investment income	(296)	2,402	8,846	26,109	31,968	4,899
Income before income tax expenses	14,012	107,958	89,411	339,020	217,767	33,374
Income tax benefits (expenses)	2,247	(14,718)	(24,061)	(45,190)	(43,321)	(6,639)
Net income	16,259	93,240	65,350	293,830	174,446	26,735
Net income attributable to the Company	16,259	93,240	65,358	292,170	173,324	26,563
Net (loss) income attributable to ordinary shareholders of the Company	(3,453)	8,033	50,544	292,170	173,324	26,563
Net (loss) income per share attributable to ordinary shareholders of the Company:
Net (loss) income per ordinary share—basic	(0.28)	0.39	0.70	1.40	0.83	0.13
Net (loss) income per ordinary share—diluted	(0.28)	0.31	0.64	1.35	0.80	0.12
Weighted average number of ordinary shares used in computing net (loss) income per share:
Ordinary shares—basic	12,230,136	20,684,681	71,771,033	208,156,507	208,812,049	208,812,049
Ordinary shares—diluted	12,230,136	25,579,806	79,590,780	215,855,577	215,623,773	215,623,773

Notes:

(1)

Included RMB299.8 million, RMB739.5 million, RMB1,311.9 million, RMB2,112.2 million and RMB2,889.4 million (US$442.8 million) from sales to Xiaomi for the year ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	6,863	3,303	93,718	7,282	11,303	1,732
Research and development expenses	3,464	1,903	14,476	23,564	49,996	7,662
Selling and marketing expenses	251	615	8,417	12,322	10,904	1,671
Total	10,578	5,821	116,611	43,168	72,203	11,065

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	156,930	279,952	940,298	972,438	504,108	77,258
Amounts receivable from a related party, net	45,021	249,548	260,984	707,947	609,094	93,348
Short-term investments	—	—	168,993	316,201	696,051	106,674
Total current assets	276,166	665,431	1,902,728	2,907,615	2,931,899	449,334
Total assets	281,945	671,565	1,923,068	3,022,473	3,179,519	487,283
Total current liabilities	136,886	432,385	851,685	1,632,840	1,634,107	250,438
Total liabilities	136,886	432,845	852,203	1,648,026	1,649,200	252,751
Total mezzanine equity	423,999	407,928	—	—	—	—
Pre-IPO Class A ordinary shares	1	2	—	—	—	—
Class A ordinary shares	—	—	5	6	6	1
Class B ordinary shares	—	—	7	6	6	1
Total shareholders’ (deficit) equity	(278,940)	(169,208)	1,070,865	1,374,447	1,530,319	234,532

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	15,499	123,906	222,269	245,484	185,196	28,383
Net cash used in investing activities	(1,609)	(1,234)	(151,821)	(268,956)	(433,083)	(66,372)
Net cash provided by/(used in) financing activities	12,999	2,671	604,975	48,542	(146,375)	(22,432)
Effect of exchange rate changes on cash and cash equivalents	2,913	(2,321)	14,473	8,087	(34,034)	(5,216)
Net increase in cash and cash equivalents and restricted cash	29,802	123,022	689,896	33,157	(428,296)	(65,639)
Cash and cash equivalents and restricted cash at the beginning of the year	127,128	156,930	279,952	969,848	1,003,005	153,717
Cash and cash equivalents and restricted cash at the end of the year	156,930	279,952	969,848	1,003,005	574,709	88,078

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020.

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

We have developed an IoT @ Home platform consisting of an ecosystem of IoT @ Home portfolio, home water solutions, consumables and small appliances and others. We face intense competition from other smart home solution providers, internet companies, and traditional home appliances companies. We also face regional competition from local brands in the various geographies where our products are sold. We compete in various aspects, including brand recognition, value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, customer loyalty, and talents, among others. Intensified competition may result in pricing pressures and reduced profitability and may impede our ability to achieve sustainable growth in our revenues or cause us to lose market share. Our competitors may also engage in aggressive and negative marketing or public relations strategies which may harm our reputation and increase our marketing expenses. Any of these results could substantially harm our results of operations.

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

Xiaomi is our strategic partner and our most important customer. Historically, we recorded  RMB1,311.9 million, RMB2,112.2 million and RMB2,889.4 million (US$442.8 million) in net revenues from sales to Xiaomi in the year ended December 31, 2018, 2019 and 2020, respectively, which represented 51.2%, 45.4% and 49.6% of our total net revenues during such periods, respectively. In addition, many of our products are also sold through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, or Youpin, one of our most important online sales channels.

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

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the “618”, “Double Eleven” and “Double Twelve” shopping festivals. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our selling and marketing expenses were RMB597.2 million (US91.5 million) for the year ended December 31, 2020, representing 10.3% of our net revenues. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

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

The IoT-enabled smart home products market, together with the broader consumer products and home appliances market, is characterized by rapid technological changes, frequent introductions of new products and evolving industry standards, such as the rollout of 5G technology and related ecosystems. We have implemented our AI + IoT + 5G strategy to continue preparing for the upcoming 5G era and to establish a leading position in this area. In 2020, we launched a number of innovative and exciting products to strengthen our extensive product portfolio in furtherance of our AI + IoT + 5G strategy, including 21Face Interactive Smart Screen (TV), new lines of water purification systems with revolutionary purification technologies, sweeper robots with differentiated functionalities, new SKUs of our large-screen refrigerators and washing machines, among others. Though we are acting proactively to keep pace with the AI and 5G trend as well as other technological developments in the industry, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, voice- and gesture-control and facial- and image-recognition are important features of our IoT @ Home platform, and the technologies supporting them have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

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

Moreover, the market prices for certain raw materials have been volatile. For example, we have experienced significant increases in the market prices for certain important raw materials used in manufacturing refrigerators and may experience the same in the future, and we may not be able to recover these costs through selling price increases to our customers, which would have a negative effect on our financial results.

We rely on certain contract manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

We rely on certain contract manufacturers to produce a majority of our products. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our contract manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems. For example, the outbreak of coronavirus disease, or the COVID-19 outbreak, widely and negatively impacted supply chains in China, especially in the early months of 2020. Our contract manufacturers’ operations were disrupted during this period, which in turn to some degree adversely affected our business and results of operations. We may be unable to pass potential cost increases resulting from disruptions experienced by us or our contract manufacturers to our customers. We may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to renew contracts with our contract manufacturers for our existing products or identify contract manufacturers who are capable of producing new products we target to launch in the future.

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

We have established Guangdong Lizi Technology Co., Ltd., or Guangdong Lizi, as a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters, and Guangdong AI Touch Technology Co., Ltd., or Guangdong AI Touch, for the development, production and supply of touch screen components for our smart products. The two facilities have integrated into the Viomi platform and begun commercial manufacturing since the first half of 2019, which has provided us greater control over our supply chain and has already started to generate incremental cost savings. In addition, we have acquired land use rights to a parcel of  land of approximately 36,000 square meters in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The first phase is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities. Accordingly, we face risks inherent to maintaining product development and manufacturing facilities or associated with expansion of production capacity and such other risks common in the product development and manufacturing industry.

Our personnel expenses and other costs may increase as a result of the additional manpower retained for our manufacturing lines and the additional cost in terms of quality control. In addition, we may fail to attract and retain sufficient skilled manufacturing and mechanic workers. Furthermore, our facilities may experience disruptions due to equipment breakdowns, labor strikes or shortages, natural disasters, health epidemics, component or material shortages, cost increases or other similar issues. Meanwhile, manufacturing in-house subjects us to various PRC environmental laws and regulations that are evolving and not as clear as those of the developed economies such as the United States, which may result in higher compliance costs incurred by us. We are also required to maintain all environmental permits, filings and registrations related to our business, including pollution discharge certificate, fire protection certificate, and the environmental protection examination and approval, which are subject to periodic renewal. Although we have obtained and completed for our two facilities all such permits, approval and registrations as of the date of this annual report, we cannot assure you that we will be able to obtain their respective renewal in a timely manner, or at all. If we fail to comply in full respect with environmental laws and regulations, we may face fines, orders to suspend our manufacturing and civil or criminal litigations.

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

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline experience stores, third-party offline channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products. Historically, Xiaomi has been our largest and most important customer. Sales to Xiaomi accounted for 51.2%, 45.4% and 49.6% of our net revenues in 2018, 2019 and 2020, respectively.

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

It is an important growth strategy for us to continue to grow our user base and enrich our value-added businesses ecosystem, key components of our IoT @ Home platform, which enable us to differentiate our offerings and create additional monetization opportunities for us, including the sale of complementary products and provision of value-added services. While we have successfully grown our household user base from approximately 113 thousand as of December 31, 2016 to approximately 5.1 million as of December 31, 2020, there is no assurance that we will be successful in monetizing this user base through such offerings, for example, if:

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

Under a license agreement effective from June 24, 2018, we have obtained an exclusive and royalty-free right to use 11 patents owned by our founder and chief executive officer Mr. Xiaoping Chen. If, for any reason, we are no longer able to use such patents or are charged significant fees for the use, our business and results of operations could be adversely affected.

We may encounter claims alleging our infringement of third-party intellectual properties from time to time.

We may encounter claims from time to time relating to our use of intellectual properties of third parties, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our contract manufacturers from infringing third-party copyright or other intellectual property rights. However, we cannot ensure that they will strictly comply with our policy. In addition, any misconduct of our employees could also result in us infringing third-party intellectual property rights. Therefore, liabilities and expenses may be incurred in respect of the unauthorized use of third parties’ intellectual properties or defending against relevant claims. We were involved in claims against us alleging our infringement of third-party intellectual property rights in the past and we may be subject to further claims in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources. If we are found to have infringed intellectual property rights of third parties, we may be subject to monetary damages and may be required to cease production and sales of the relevant products.

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

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our products. While seasonality has not been particularly prevalent in our historical results of operations due to the rapid growth of our business, we generally expect to experience higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals across online e-commerce platforms such as “618,” “Double Eleven” and “Double Twelve,” which are highly popular among Chinese consumers. Given the impact of this seasonality, our quarterly results of operation and financial position at the end of a particular quarter may not necessarily be representative of the results we expect at year end or in other quarters of a year. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.

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

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weaknesses. See “Item 15. Controls and Procedures—Changes in Internal Control.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are now subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Based on its evaluation, our management concludes that our internal control over financial reporting as of December 31, 2020 was not effective. For future fiscal years, our management may conclude that our internal control over financial reporting was not effective either. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 36,648,130 ordinary shares underlying all awards may be issued. As of December 31, 2020, there are 26,106,599 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of $0.74 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our Company.

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

The COVID-19 outbreak has created unique global and industry-wide challenges, including challenges to our business, impacting supply chains, logistics, sales channels, as well as overall consumer sentiment and purchasing behavior. In early-2020, the COVID-19 outbreak resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and opportunities for discretionary consumption, especially in offline sales channels, were extremely limited during the period. Many of the quarantine measures within China were gradually relaxed, and we, together with our suppliers and customers, gradually resumed normal operations as of mid-February 2020. We have since seen noticeable improvements both from a supply and demand perspective, yet our financial results, including on revenue growth and profit margins, were negatively impacted by COVID-19 in 2020, as a result of the ongoing challenging industry conditions, supply chain bottlenecks and operational disruptions. Although a year has elapsed since COVID-19 first hit China and the globe, the disease has not been effectively contained. Regional cases of COVID-19 infections surfaced from time to time, both in China and other parts of the world. The long-term trajectory of COVID-19, both in terms of scope and intensity of the outbreak, in China as well as globally, together with its impact on the industry and the broader economy are still difficult to assess or predict at this time and face uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

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

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate our business in China through our consolidated affiliated entities, in which we have no ownership interest. Although our provision of e-commerce services falls within the permitted category according to the Negative List, as defined in “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on catalogue relating to foreign investment” that took effect on July 23, 2020, foreign investments in this business are still restricted by other qualifications and requirements under related regulations in China. Our WFOEs have each entered into a series of contractual arrangements with one of our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of our VIEs in China and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	levying fines or confiscating our income or the income of our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
•	revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or our VIEs;
•	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOEs and our VIEs;
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

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our wholly-owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as our WFOEs, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserve funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

If the chops of our PRC subsidiaries and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaces the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published new rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies.  Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade or any restriction on Chinese companies may affect the consumer demands for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 and SAT Public Notice 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Public Notice 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided various tax incentives to our VIE entity—Foshan Viomi—and its certain subsidiary in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Foshan Viomi has obtained High and New Technology Enterprise status since November 31, 2016, and its subsidiary Guangdong Lizi has obtained High and New Technology Enterprise status since December 1, 2020. Each of these two entities is thus eligible to enjoy a preferential tax rate of 15% for the periods presented and the following three years, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or VIEs in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or VIEs in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended by Ministry of Commerce in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, PRC national security review rules which became effective in September 2011 and the Measures for the Security Review of Foreign Investment became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who have resided in China for a continuous period of not less than one year are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures if they participate in any stock incentive plan of an overseas publicly listed company, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete the SAFE registrations may result in fines of up to RMB300,000 for entities, or up to RMB50,000 for individuals, and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Employee Share Incentive Plan of Overseas Publicly Listed Company.”

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

The ownership certificate or other similar proof of one of our leased properties has not been provided to us by the lessor. Therefore, we cannot assure you that such lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties decline to ratify the lease agreements between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the lease agreement against the owner. As of December 31, 2020, we are not aware of any claim or challenge brought by any third parties concerning our use of leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate claims against the lessors under relevant lease agreements for losses resulting from indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC.  The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. One of our key strengths is our visionary and professional management team led by the founder and chief executive officer Mr. Xiaoping Chen and supported by our strategic partner Xiaomi. The dual-class share structure ensures that the vision of the management team and the proven strategies can be consistently implemented, especially during the phase of our rapid growth. Furthermore, the dual-class structure enables us to better focus on long-term strategies by serving as effective defense against corporate actions which might not be in our long-term interest. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by Mr. Xiaoping Chen or Viomi Limited to any person who is not Mr. Chen Xiaoping or his affiliate(s), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Xiaoping Chen or his affiliate(s), such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder other than Mr. Xiaoping Chen or his affiliate(s) to any person, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Conversion of Class B ordinary shares to Class A ordinary shares will increase the voting power of holders of Class A ordinary shares and ADSs, while at the same time increasing the relative voting power of individual Class B ordinary shareholders who retain their shares.

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 90.2% and 60.8%, respectively, of the aggregate voting power of our Company as of February 28, 2021. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice with respect to certain aspects of our corporate governance. See “Item 16G. Corporate Governance.” As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020, nor do we presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In January 2015, we incorporated Viomi Technology Co., Ltd as our offshore holding company in order to facilitate foreign investment in our company. Subsequently, we established Viomi HK Technology Co., Limited, or Viomi HK, as our intermediate holding company, which in turn established a wholly owned PRC subsidiary, Lequan Technology (Beijing) Co., Ltd., or Lequan Technology or our WFOE, in April 2015.

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

We have developed a unique IoT @ Home platform, consisting of an ecosystem of innovative IoT @ Home portfolio, home water solutions, together with a suite of complementary consumable products and small appliances and others. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing us to grow our household user base and capture various additional scenario-driven consumption events in the home environment. As of December 31, 2020, our IoT @ Home platform had approximately 5.1 million household users.

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales through our own and third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 48.8%, 54.6% and 50.4% of our net revenues in 2018, 2019 and 2020, respectively. Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us with access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 51.2%, 45.4% and 49.6% of our net revenues in 2018, 2019 and 2020, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

In accordance with our “AI+IoT+5G” strategy to prepare for the upcoming 5G era, we launched a number of innovative products to strengthen our extensive IoT product portfolio in May 2020, including 21Face Interactive Smart Screen (TV) and new lines of water purification systems with revolutionary purification technologies. Following our May introduction of a new series of large-flux water purifiers, in September 2020, we launched our high-end water purifier sub-brand, Quanxian, and its series of premium water purifier products. We have ramped up efforts to capture opportunities in the sweeper robot industry with new launch of our Viomi-branded sweeper robots in late 2020. We also made innovative technology breakthroughs across our core product categories, such as new lines of washing machines equipped with advanced AI functionalities and sensors. In late 2020, we launched our new IoT chip modules, customer-premise equipment products, or CPE products, router products, together with our HomePad screen-based control interface and smart switch products, further strengthening 5G IoT smart connection capabilities and user experience for the home environment. In 2020, we also expanded our value-added businesses and content applications with additional enhancements to our line of 21Face large-screen refrigerators, and further expanded related content partnerships.

Our IoT @ Home platform

Our unique IoT @ Home platform consists of an ecosystem of innovative IoT @ Home portfolio, home water solutions, consumables, and small appliances and others.

Beginning in the third quarter of 2020, we recategorized our various products, after which our products are grouped under the following four business lines: “IoT @ Home portfolio, ” which comprises our smart kitchen and other smart products, “home water solutions,” which are composed of our smart water purification systems, “consumables,” which consist of our consumable products, and “small appliances and others,” which refer to our value-added businesses.  We believe this product regrouping presents our core businesses in a clearer manner and can help investors better understand our unique IoT @ Home platform.  There is no revenue reclassification associated with this product recategorization. Financial results by product category, if broken down to the components of each product category, are directly comparable to those prior to the product recategorization.

The table below sets forth the revenue contribution of our key business lines after the product recategorization:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
IoT @ Home portfolio	1,151,095	45.0	2,522,189	54.3	3,671,717	562,715	63.0
Home water solutions	930,178	36.3	1,065,166	22.9	883,325	135,375	15.2
Consumables	141,940	5.5	265,844	5.7	382,896	58,681	6.6
Small appliances and others(1)	338,016	13.2	794,314	17.1	887,686	136,044	15.2
Total	2,561,229	100.0	4,647,513	100.0	5,825,624	892,816	100.0

Note:

(1)	Including sales of small appliances and rendering of services. See footnote 14 to the Consolidated Financial Statements for more details.

Our IoT @ Home portfolio

We generate a significant portion of our revenues through sales of products under our IoT @ Home portfolio. Aimed at China’s young, modern, “new middle-class” consumers, our innovative IoT products form the core of our IoT @ Home portfolio. We have successfully brought to market an extensive range of IoT @ Home products, which engage users across a wide spectrum of essential daily activities and create new consumption scenarios for the home environment. We think of customers’ initial purchases of our products as the start of our relationship with them rather than the end, as that first purchase drives broad home-wide adoption of our products and long-term customer loyalty. The inherent connected nature, synergies, and network effects within our IoT @ Home portfolio are demonstrated by the fact that the percentage of our household users possessing at least two of our IoT products increased from 3.5% as of March 31, 2016 to 20.0% as of December 31, 2020.

Our IoT @ Home portfolio can be divided into smart kitchen products and other smart products.

Smart kitchen products

Our smart kitchen products include refrigerators, oven steamers, dishwashers, range hoods and gas stoves. In particular, our flagship 21Face large-screen smart refrigerator helps users manage their home and life with food management, connected living, and information and entertainment capabilities—all controlled through voice recognition, hands-free AI technology from anywhere in the kitchen. 21Face large-screen refrigerator is seamlessly embedded with an interface through which users can access our value-added businesses, such as various media and entertainment content, including short-form video recommendations, music and audio content, gourmet recipes, and parenting workshops, as well as the ability to purchase various household fast-moving consumer goods, including fresh produce and daily necessities.

Other smart products

In addition to our smart kitchen products lineup, we also offer a diverse array of IoT products that complements our IoT @ Home portfolio and addresses users’ needs across different home scenarios, such as air conditioning systems, washing machines, water heaters, smart water kettles, sweeper robots, smart locks and other smart devices, among others. Furthermore, we launched our new 21Face Interactive Smart Screen (TV) in May 2020 to further enrich our IoT @ Home product portfolio as well as to accelerate the completion of our vision for the fully-integrated and screen-filled IoT @ Home lifestyle experience. In addition, we expedited the development of our own Viomi-branded sweeper robot business by launching our own-branded sweeper robot products in late 2020.

Home water solutions

The core of our home water solutions is our self-branded and Xiaomi-branded smart water purifiers, which are complemented by our easy-to-install replaceable water filter consumable products. Our smart water purifiers generally features precision sensors that enable them to monitor in real time the water purification process and analyze the data collected using AI technology and automatically adjusts various aspects of its operation, innovative water purification technologies such as high-flow reverse osmosis membrane, and mobile application connectivity that enables users to monitor the status of the water purifier and reminds the users to replace the filters. We also introduced a series of large-flux water purifier products in the middle of 2020 and launched our high-end water purifier sub-brand Quanxian in September 2020 and its series of premium water purifier products.

Consumables

We offer a range of consumable products complementary, and often essential, to our IoT products, which provide us with additional, recurring and ongoing revenue streams across the life cycle of our IoT products. Consumers can purchase such products either through our sales channels or through the e-commerce platforms embedded within various of our IoT products. Consumables predominantly include water filters for our smart water purifiers, water pitcher filters, and air filters for our refrigerators. They feature easy installation mechanisms so that consumers can effortlessly install the products themselves.

Small appliances and others

Another key component of our IoT @ Home platform is our small appliances and others.

Small appliances

We offer a variety of other household products to supplement our IoT products and promote regular impulse purchases by consumers. These small appliances include blenders, portable fans, rice cookers, water quality meters, water filter pitchers, stainless-steel insulated water bottles, smart toilet and food waste disposals, among others.

Others

Together with our vibrant partner ecosystem, we offer other services that can capture various scenario-driven consumption events in the home environment, such as enabling users to easily and directly access media and entertainment content, as well as purchase various household fast-moving consumer goods as and when the need arises within the comfort of their home. We achieve this through e-commerce platforms and interfaces embedded within and integrated with various of our IoT products and close collaboration with ecosystem partners. We work closely with our ecosystem partners to deliver these services to our users.

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

Offline

Our offline sales channels comprise of our Viomi offline experience stores and we have been expanding our relationship with leading third-party offline sales channels such as Gome and Suning, online-to-offline or O2O outlets of major e-commerce retailers, as well as establishing strategic partnership with retail leaders such as Hunan Friendship & Apollo Commercial Co. Ltd., which supplement our online channels and further broaden our market access and increase brand awareness.

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

Together with our network partners, we had established a network of over 1,000 Viomi offline experience stores, the majority of which were stand-alone stores, as of December 31, 2020.

Third-party offline channels

To further diversify and strengthen our overall channel penetration and presence, we have been expanding our relationship with and sales to well-established specialty offline home appliance malls such as Gome and Suning. In addition, we have initiated plans to increase our overall points of sales, particularly through cooperation with various O2O outlets of major e-commerce retailers such as JD, as well as established strategic partnership with retail leaders such as Hunan Friendship & Apollo Commercial Co. Ltd., all of which are expected to increase our end-points of sales and overall consumer awareness of our brand, products and concept.

Xiaomi

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distribution and sales of these respective products. We also sell some Viomi-branded products to Xiaomi.

Research and Development

We are committed to developing new and innovative products and services through research and development. As of December 31, 2020, our total research and development staff consisted of approximately 398 employees across multiple R&D centers and product groups teams, representing 33.7% of our total number of employees. Many of our team members are global and cross-industry experts in technical product hardware development, software and AI, including experts with previous experience working at Dyson, Siemens, and Bosch. We incurred RMB124.2 million, RMB204.9 million and RMB265.7 million (US$40.7 million) in research and development expenses in 2018, 2019 and 2020, respectively.

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

As of December 31, 2020, we had 2,385 patents registered with the State Intellectual Property Office of China, or the SIPO.

Globally, as of December 31, 2020, we had 54 patents registered and 31 pending patent applications in various overseas countries and jurisdictions, including the United States, Europe, India, Korea and certain Southeast Asia countries.

As of December 31, 2020, we had registered 504 trademarks in China.

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

Branding and advertisements

We conduct online marketing events on third-party e-commerce platforms as well as other traditional and social media channels together with various offline promotion campaigns. We have been improving user-experience of our products and shopping experience in our experience stores to develop a word-of-mouth effect on our sales and business. In addition, we have been placing ads on e-commerce and social media platforms as well as paying for advertisements on traditional media such as television shows, magazines and billboards to reach more users and promote the awareness of our brands, products and IoT @ Home platform.

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

Our Viomi fans also form WeChat groups where they can learn about our upcoming products, share thoughts and experiences, discover new functionalities, and make recommendations for improvements for our products and services. Our representatives regularly participate in the group discussions to respond to users’ queries and to better understand users’ fast-changing needs. We also maintain various official social media accounts to actively engage with users by answering their questions and concerns.

Events marketing

We organize and participate in various official offline events to promote our brand and the idea of a connected smart home. Our “Viomi 9-25 Appliance Refresh Day” campaign includes online promotions, as well as offline marketing efforts such as product launch events. We participated in exhibitions and forums such as the Appliance & Electronics World Expo in 2018 and 2019 and the 2018 “Belt and Road” Finance and Investment Forum. We also actively participate in shopping festivals across e-commerce platforms such as “618”, “Double Eleven” and “Double Twelve,” which are highly popular among Chinese consumers. In 2020, we mainly conducted our major marketing and branding activities through online events due to the COVID-19 situation. We hosted two virtual 5G IoT Strategy and New Product Launch events in May and October 2020, respectively.

Customer service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from live customer service representatives. If customers who shop through our online channels have any inquiries or complaints about our products or the ordering process, they can contact customer service representatives through real-time online chat or through our toll-free customer service phone number or visit our Viomi offline experience stores. To improve our overall customer service capability, we launched new customer satisfaction system, which integrates the call center, service task and customer relation management, as well as upgraded our service network across China.

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

In June 2020, we acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The first phase is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities. This initiative demonstrates our commitment to strengthening our IoT supply chain resources and provides the necessary foundation to support both the manufacturing and research & development capabilities we will need, in order to thrive in the upcoming 5G and IoT era.

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

We cooperate with KSYUN, Xiaomi, Tencent and Alibaba Cloud Services for services such as computing services, storage, server, bandwidth and video call. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased product liability insurance for our products, including water purifiers, gas stoves, range hoods and refrigerators, sold in the domestic market as well as those exported to the overseas market. We maintain public liability insurance for any personal injury or property loss of any third party occurred in the operating facilities of the Company in China, including those of Foshan Viomi and its subsidiaries in China. We have also procured insurance policies to insure against the risk of potential inabilities to collect our accounts receivables.

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

Regulation on value-added telecommunication services

The Telecommunications Regulations of the PRC, promulgated by the State Council in 2000 and last amended in February 2016, provide a regulatory framework for telecommunications services providers in PRC. These regulations require telecommunications services providers to obtain operating licenses prior to the commencement of their operations. The telecommunications services are categorized into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last amended by the MIIT in June 2019, transaction processing services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.

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

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC. Pursuant to the latest Catalogue, amended and issued on June 23, 2020, and effective on July 23, 2020, or the 2020 Catalogue, industries listed therein are divided into two categories: encouraged industries and the industries within the Catalogue of special management measures, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Under the PRC Civil Code, which became effective on January 1, 2021, producers shall bear tortious liability for damage caused to others by their defective products. If damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

We are subject to the above laws and regulations as an online retailer of IoT products and believe that we are currently in compliance with these regulations in all material aspects.

Regulation on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended on October 17, 2020, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both, and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

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

Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

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

As of December 31, 2020, we had 2385 patents granted and 985 patents applications pending in China, 54 patents granted and over 31 patents pending outside China.

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

As of December 31, 2020, we had registered 504 trademarks in China.

Software copyright law

The PRC Copyright Law (Revised in 2020) provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the PRC Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of December 31, 2020, we had registered 34 pieces of software copyright in China.

Regulation on domain name

Internet domain name registration and related matters are primarily regulated by CNNIC Implementing Rules of National Top Level Domain Name Registration issued by China Internet Network Information Center, or CNNIC, the domain name registrar of mainland China, which became effective on June 18, 2019, the Administrative Measures for Internet Domain Names, issued by the MIIT in August 2017 and effective as of November 1, 2017, and the Measures on Domain Name Disputes Resolution issued by CNNIC, which became effective on June 18, 2019. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

As of December 31, 2020, we had registered 15 domain names.

Regulation on manufacture and sale of home appliances

Pursuant to the Regulations of the PRC Concerning Accreditation and Recognition, promulgated by the State Council, in 2003 and most recently amended in November 2020, products specified by the applicable government authorities shall not be delivered, sold, imported or used in other business activities until they are certified (or referred to as the Compulsory Product Certification) and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogue, or the 3C Catalogue, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the latest Compulsory Product Certification Product Catalogue, or the 3C Product Catalogue (2020), by the State Administration for Market Regulation and the Certification and Accreditation Administration, or the CNCA, in April, 2020, household and similar electrical appliances, including the refrigerator, water heater, range hood, washing machine and water purifier, are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

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

Energy Label Management Rules, jointly promulgated by the NDRC, and the General Administration of Qualification Supervision, Inspection and Quarantine, or the AQSIQ, in 2004 and most recently amended in February 2016, provide that the products listed in the Catalogue of the People’s Republic of China on the Products Affixed with Energy Efficiency Labels shall be marked with the energy-efficient labels. Manufacturers and importers of energy-using products included in such catalogue shall file a record of energy efficient labels and the relevant information with the AQSIQ and the China National Institute of Standardization authorized by the NDRC.

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

In March 2016, the PRC Ministry of Finance and the SAT, jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, life service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction and real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities. At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the PRC Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products.

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

On August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by an FIE of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of an FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. The SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of FIEs. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, the SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015, and was amended on December 30, 2019. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans (unless permitted by the business scope) or for inter-company RMB loans. The SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment) and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in an FIE no longer require the SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by the SAFE and its branches.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015 and was amended on December 30, 2019. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

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

Our PRC citizen employees who have been granted share options or restricted shares, or PRC grantees, are subject to the Stock Option Rules. If we or our PRC grantees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC grantees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. In addition, the State Administration for Taxation has issued certain circulars concerning employee share awards. Under these circulars, our employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries and VIEs have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on dividend distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	The PRC Company Law (1993), as amended in 1999, 2004, 2005, 2013 and 2018;
•	The PRC Foreign Investment Law (2020); and
•	The Implementation Regulations on the PRC Foreign Investment Law (2020).

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

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs as of the date of this annual report:

Notes:

(1)

Mr. Xiaoping Chen, our founder, chairman of our board of directors, chief executive officer and a beneficial owner of the shares of our company, holds 99.78% of the equity interests in Foshan Viomi, with the remaining 0.22% equity interests held by a limited partnership controlled and managed by Mr. Xiaoping Chen.

(2)

Mr. Chen holds 60% equity interests in Beijing Viomi. Two employees of our shareholders, Red Better Limited and Shunwei Talent Limited, equally hold the remaining 40% of the equity interests in Beijing Viomi.

Contractual Arrangements with Our VIEs and Their Shareholders

Agreements that provide us with effective control over our VIEs

Shareholder Voting Proxy Agreements.  Our WFOE I, Foshan Viomi and Mr. Xiaoping Chen, who was then the sole shareholder of Foshan Viomi, entered into a Shareholder Voting Proxy Agreement on September 5, 2018, or the Original Shareholder Voting Proxy Agreement. On April 28, 2020, WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into a Termination Agreement, which terminated the Original Shareholder Voting Proxy Agreement. On the same date, WFOE II, Foshan Viomi and shareholders of Foshan Viomi entered into a Shareholder Voting Proxy Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. Pursuant to the Shareholder Voting Proxy Agreement, each shareholder of Foshan Viomi has irrevocably authorized any person designated by our WFOE II to act as his attorney-in-fact to exercise all of his rights as a shareholder of Foshan Viomi, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and election of directors, and other senior management personnel who shall be appointed or removed by the shareholders as well as the sale or transfer of all or part of the equity interests owned by such shareholder. Such shareholder voting proxy agreements will remain effective, unless otherwise terminated in advance pursuant to agreement in writing from all parties.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into a Shareholder Voting Proxy Agreement, which contains terms substantially similar to the Shareholder Voting Proxy Agreement executed by the shareholders of Foshan Viomi described above.

Equity Pledge Agreements.  Our WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into an Equity Pledge Agreement on September 5, 2018, or the Original Equity Pledge Agreement. On April 28, 2020, WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into a Termination Agreement, which terminated the Original Equity Pledge Agreement. On the same date, WFOE II, Foshan Viomi and shareholders of Foshan Viomi entered into an Equity Pledge Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. Pursuant to the Equity Pledge Agreement, the shareholders of Foshan Viomi have pledged 100% equity interests in Foshan Viomi to our WFOE II to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by Foshan Viomi of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Consultation and Service Agreement and the Equity Pledge Agreement. In the event of a breach by Foshan Viomi or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE II, as pledgee, will have the right to dispose of the pledged equity interests in Foshan Viomi and will have priority in receiving the proceeds from such disposal. The shareholders of Foshan Viomi also undertake that, without the prior written consent of our WFOE II, the shareholders will not dispose of, create or allow any encumbrance on the pledged equity interests. Foshan Viomi undertakes that, without the prior written consent of our WFOE II, they will not assist or allow any encumbrance to be created on the pledged equity interests.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Equity Pledge Agreement, which contains terms substantially similar to the Equity Pledge Agreement described above.

We have completed the registration of the equity pledge with the competent office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements.  Our WFOE I and Foshan Viomi entered into an Exclusive Consultation Service Agreement on July 21, 2015, or the Original Exclusive Consultation and Service Agreement. On April 28, 2020, WFOE I and Foshan Viomi entered into a Termination Agreement, which terminated the Original Exclusive Consultation and Service Agreement. On the same day, WFOE II and Foshan Viomi entered into an Exclusive Consultation and Service Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. Pursuant to the Exclusive Consultation Service Agreement, our WFOE II has the exclusive right to provide Foshan Viomi with the software technology development, technology consulting and technical services required by Foshan Viomi’ business. Without our WFOE II’s prior written consent, Foshan Viomi may not accept any same or similar services subject to this agreement from any third party. Foshan Viomi agrees to pay our WFOE II an annual service fee at an amount that is equal to 100% of its annual net income or the amount which is adjusted in accordance with our WFOE II’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOE II has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Foshan Viomi’s performance of its obligations thereunder, the shareholder has pledged his equity interests in Foshan Viomi to our WFOE II pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Exclusive Consultation and Service Agreement, which contains terms substantially similar to the Exclusive Consultation and Service Agreement described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements. Our WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into an Exclusive Option Agreement on September 5, 2018, or the Original Exclusive Option Agreement. On April 28, 2020, WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into a Termination Agreement, which terminated the Original Exclusive Option Agreement. On the same day, WFOE II, Foshan Viomi and shareholers of Foshan Viomi entered into an Exclusive Option Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. Pursuant to the Exclusive Option Agreement, the shareholders of Foshan Viomi have irrevocably granted our WFOE II an exclusive option to purchase all or part of such shareholders’ equity interests in Foshan Viomi, and Foshan Viomi has irrevocably granted our WFOE II an exclusive option to purchase all or part of its assets. Our WFOE II or its designated person may exercise such options to purchase equity at their respective paid-in registered capital in Foshan Viomi, or the lowest price permitted under applicable PRC laws, whichever lower. Our WFOE II or its designated person may exercise such options to purchase assets at the lowest price permitted under applicable

PRC laws. The shareholders of Foshan Viomi undertake that, without our WFOE II’s prior written consent, the shareholders will not, among other things, (i) transfer or otherwise dispose of their equity interests in Foshan Viomi, (ii) create any pledge or encumbrance on their equity interests in Foshan Viomi, (iii) change Foshan Viomi’s registered capital, (iv) merge Foshan Viomi with any other entity, (v) dispose of Foshan Viomi’s material assets (except in the ordinary course of business), or (vi) amend Foshan Viomi’s articles of association. In addition, Foshan Viomi undertakes that, without our WFOE II’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests in and all the assets of Foshan Viomi have been transferred to our WFOE II or its designated person.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Exclusive Option Agreement, which contains terms substantially similar to the Exclusive Option Agreement described above.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of our VIEs in China and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and
•

the contractual arrangements between our company, our WFOEs, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws.

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

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 2,569 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our R&D and office space located in Shengda Industry Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 7,740 square meters. Our manufacturing facility located in Fulv Park, Foshan, has an aggregate floor area of approximately 18,000 square meters.

We have acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The Viomi IoT Technology Park is planned to host our future headquarters and IoT development and manufacturing sites.

As of December 31, 2020, we lease and occupy approximately 2,569 square meters of office space in Guangzhou, approximately 178 square meters of office space in Beijing and approximately 163 square meters of office space in Shanghai. These leases vary in duration from one to five years.

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

Increasing brand recognition and expanding user base

The uniqueness and effectiveness of our products and related benefits, our targeted marketing and promotional campaigns, together with our strategic partnership with Xiaomi, have enabled us to enjoy strong word-of-mouth and extensive media coverage, which have provided us with strong momentum in increasing our brand recognition and the expansion of our user base, which have been key contributors to the growth of our business. Our number of cumulative household users increased significantly from approximately 113 thousand as of March 31, 2016 to approximately 5.1 million as of December 31, 2020. As we continue to gain scale and invest in our brand, we expect our brand to gain even greater recognition among consumers, which will facilitate increasing demand for our products as well as further growth in our user base, creating additional monetization opportunities and in turn, driving further growth in our results of operations.

New product launches

Our introduction and sales of new products that are well received by consumers, both Viomi-branded and Xiaomi-branded, are important contributors to our sustainable growth. We have introduced numerous new products over the past several years and will continue to launch additional new products on a regular basis, including those with next-generation capabilities and functionalities, such as 5G, which we expect to drive continued strong growth in our results of operations. We introduced our premium water purifier sub-brand “Quanxian” in September 2020, with introduction of a series of large-flux water purifiers. We intend to enrich and expand SKUs offered under Quanxian to cater to diversified consumer demands for water purification and human health. Furthermore, we started to expand Viomi-branded sweeper robot business in both of domestic and overseas markets starting with a series of auto dust-collecting sweeper robots in late 2020. We intend to introduce additional SKUs and expand sales channels and markets for this category. In addition, we optimized our product portfolio through rolling out new products with more advanced technologies across product lines, including large-screen refrigerators and washing machines, among others, in 2020. We also launched new IoT chip modules, customer-premise equipment products, or CPE products, router products, together with our HomePad screen-based control interface and smart switch products, further strengthening 5G IoT smart connection capabilities and user experience for the home environment. Heading into 2021 with a focus on AI application, we will continue to roll out additional AI-centric new products, including premium water purifiers, range hoods, gas stoves, water heaters, air conditioners, sweeper robots and smart toilets, among others.

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

Performance of our offline sales network

An important part of our sales channel strategy is a network of over 1,000 Viomi offline experience stores across China, the majority of which were stand-alone stores, as of December 31, 2020. Please see “Item 4. Information on the Company—B. Business Overview—Sales Channels—Offline” for more details. These stores have been important positive drivers on our results of operations by strengthening our brand awareness, increasing our overall market presence and supporting the attractive pricing of our products as part of our sales channel and go-to-market strategy.

Depending on market conditions, we may continue to roll out additional experience stores across the country and continue to invest in in-store training and enhance our in-store experience, in conjunction with our network partners, to drive the continued growth in our revenues and results of operations. We are also undertaking initiatives to increase overall store operating efficiency and productivity, such as attracting more experienced and better resourced network partners. In addition, to further diversify and strengthen our overall channel penetration and presence, we have been expanding our relationship with and sales to well-established specialty offline home appliance malls such as Gome and Suning, O2O outlets of major e-commerce retailers, as well as establishing strategic partnership with retail leaders such as Hunan Friendship & Apollo Commercial Co. Ltd., all of which are expected to increase our end-points of sales and overall consumer awareness of our brand, products and concept. We do not expect our strategy in relation to our Viomi offline experience store network or other channel diversification strategies to have a material impact on our overall margins.

Product and business mix

We generate a significant portion of our revenues through the sales of our IoT products and we are continuing to introduce new products to the market. For the years ended December 31, 2018, 2019 and 2020, sales of our IoT products accounted for 81.3%, 77.2% and 78.2% of our net revenues, respectively. Different product categories may have different attributable gross margins due to various factors, including industry and competitive dynamics, our pricing strategy, target customer demographics as well as raw material and production costs, among others. We may price certain flagship products, such as our smart refrigerators, at competitive prices to facilitate initial household user acquisition and entry in the family home, which may negatively affect our gross margins in the near term.

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

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the year ended December 31, 2018, 2019 and 2020, research and development expenses were RMB124.2 million, RMB204.9 million and RMB265.7 million (US$40.7 million), accounting for 4.9%, 4.4% and 4.6% of our net revenues, respectively. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to create a unique and holistic IoT @ Home lifestyle experience for the benefit of consumers. In addition, in accordance with our “AI + IoT + 5G” strategy to prepare for the upcoming 5G era, and have been devoting R&D resources in this regard.

Similarly, attracting new users and growing the number of our household users by continuing to strengthen our brand awareness as well as educating consumers about the benefits of our IoT @ Home platform and the IoT @ Home lifestyle experience are our key growth strategies. For the year ended December 31, 2018, 2019 and 2020, our selling and marketing expenses were RMB379.6 million, RMB529.2 million and RMB597.2 million (US$91.5 million), accounting for 14.8%, 11.4% and 10.3% of our revenues, respectively. Going forward, we intend to continue investing significant resources in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder, customer and related party. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 51.2%, 45.4% and 49.6% of our net revenues in 2018, 2019 and 2020, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

While we expect the proportion of our revenues generated from our sales to Xiaomi to gradually decrease going forward, maintaining a mutually beneficial relationship with Xiaomi, including potential additional product collaborations, will continue to be important to our operations and future growth.

Seasonality

We generally expect to experience seasonally higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals and promotional activities across major e-commerce platforms in China, such as “618,” “Double Eleven” and “Double Twelve.” Given the impact of this seasonality, timely and effective forecasting and product supply and introductions for the peak seasons are critical to our operations.

Key Components of Our Results of Operations

Net revenues

We derive our revenues from four key business lines, (i) IoT @ Home portfolio, (ii) home water solutions, (iii) consumables, and (iv) small appliances and others. Our IoT @ Home portfolio includes our smart kitchen products and other smart products. Home water solutions mainly include smart water purification systems. Consumables include products complementary to our IoT products, such as water filters. Our small appliances and other business include the sales of complimentary household products, such as small appliances and homeware, as well as provision of various services, such as access to media and entertainment content, e-commerce platforms and interfaces embedded within and integrated with our products, and installation services.

The following table sets forth the breakdown of our net revenues by business lines both as an absolute amount and as a proportion of net revenues for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
IoT @ Home portfolio	1,151,095	45.0	2,522,189	54.3	3,671,717	562,715	63.0
Home water solutions	930,178	36.3	1,065,166	22.9	883,325	135,375	15.2
Consumables	141,940	5.5	265,844	5.7	382,896	58,681	6.6
Small appliances and others(1)	338,016	13.2	794,314	17.1	887,686	136,044	15.2
Total	2,561,229	100.0	4,647,513	100.0	5,825,624	892,816	100.0

Note:

(1)	Including sales of small appliances and rendering of services. See footnote 14 to the Consolidated Financial Statements for more details.

IoT @ Home portfolio

We generate a significant portion of our revenues through sales of products under our IoT @ Home portfolio, which comprises smart kitchen products and other smart products. We have continued to diversify and expand our smart kitchen products over recent years. Our smart kitchen products include refrigerators, oven steamers, dishwashers, range hoods and gas stoves. We also offer a diverse array of other smart products such as air conditioning systems, washing machines, water heaters, smart water kettles, sweeper robots, smart locks and other smart devices, among others. We began to introduce a portfolio of other smart appliances, including washing machines, water heaters, among others, in 2018 and have been optimizing across the product lines through applying more advanced technologies in recent years.

Home water solutions

The core of our home water solutions is smart water purification systems, which were the first product category we launched and sales of these products have contributed a material portion of our historical revenues. As we continue to roll out new IoT products in other categories over time and generate additional revenues from our consumable products and small appliances and others, we expect our sources of revenues to continue to diversify both in terms of product as well as business mix. As a result, we expect the proportion of revenues attributable to the sales of smart water purification systems to decrease over time.

As a result of more aggressive promotional campaigns to mitigate the impacts of the adverse industry conditions, together with channel destocking initiatives during the period given the lower than expected consumer demand, both at least in large part due to the COVID-19 situation, we experienced a decline in average selling price, gross profit margins and revenues from smart water purification systems in the first nine months of 2020 as compared to 2019. We have started a number of initiatives underway with regards to our smart water purification business, including various cost control measures together with the launch of new, larger capacity products as well as additional mid to high-end products with higher average selling prices and margins products to mitigate such impacts.

Consumables

We offer a range of consumable products complementary, and often essential, to our IoT products, which provide us with additional, recurring and ongoing revenue streams across the life cycle of our IoT products. Consumers can purchase such products either through our sales channels or through the e-commerce platform embedded within various of our IoT products. Consumable products predominantly include water filters for our smart water purifiers, water pitcher filters, and air filters for our refrigerators. The growth of our consumable products business will depend on the size of our IoT products’ household user base.

Small appliances and others

Revenues from small appliances and others include revenues from the sales of other related household products such as blenders, rice cookers, portable fans, water quality meters, water filter pitchers, stainless steel insulated water bottles, smart toilets and food waste disposals, among others, as well as revenue from rendering of services. Historically, revenues from this category have predominantly comprised of related household product sales.

Brands

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales to Viomi and other third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 48.8%, 54.6% and 50.4% of our net revenues in 2018, 2019 and 2020, respectively. We introduced our premium water purifier sub-brand “Quanxian” in September 2020, with introduction of a series of large-flux water purifiers. We intend to enrich and expand SKUs offered under Quanxian to cater to diversified consumer demands for water purification and human health. We also intend to expand our premium AI-focused “coKiing” brand, which was first launched in late 2019 starting with a series of air conditioning products, to offer a complete, advanced and AI-centric product portfolio to high-end market.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, historically accounted for 51.2%, 45.4% and 49.6% of our net revenues in 2018, 2019 and 2020, respectively. We sell Xiaomi-branded products directly to Xiaomi, who then on-sells these products to its customers and end-consumers.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource a majority of our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Our cost of revenues was RMB1,843.4 million, RMB3,565.1 million and RMB4,742.7 million (US$726.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit and gross profit margin	717,797	28.0	1,082,404	23.3	1,082,956	165,970	18.6

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
General and administrative	135,532	5.3	73,061	1.6	68,914	10,562	1.2
Research and development	124,230	4.9	204,942	4.4	265,680	40,717	4.6
Selling and marketing	379,554	14.8	529,212	11.4	597,176	91,521	10.3
Total	639,316	25.0	807,215	17.4	931,770	142,800	16.0

General and administrative.  General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel and share-based compensation for management and administrative personnel. Within the total general and administrative expenses incurred in the year ended December 31, 2018, 2019 and 2020, RMB93.7 million, RMB7.3 million and RMB11.3 million (US$1.7 million) were share-based compensation expenses, respectively.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues(1)	2,561,229	100.0	4,647,513	100.0	5,825,624	892,816	100.0
Cost of revenues	(1,843,432)	(72.0)	(3,565,109)	(76.7)	(4,742,668)	(726,846)	(81.4)
Gross profit	717,797	28.0	1,082,404	23.3	1,082,956	165,970	18.6
Operating expenses(2):
Research and development expenses(2)	(124,230)	(4.9)	(204,942)	(4.4)	(265,680)	(40,717)	(4.6)
Selling and marketing expenses(2)	(379,554)	(14.8)	(529,212)	(11.4)	(597,176)	(91,521)	(10.3)
General and administrative expenses(2)	(135,532)	(5.3)	(73,061)	(1.6)	(68,914)	(10,562)	(1.2)
Total operating expenses	(639,316)	(25.0)	(807,215)	(17.4)	(931,770)	(142,800)	(16.0)
Other income, net	1,829	0.1	35,880	0.8	32,795	5,026	0.6
Income from operations	80,310	3.1	311,069	6.7	183,981	28,196	3.2
Interest income and short-term investment income, net	8,846	0.3	26,109	0.6	31,968	4,899	0.5
Income before income tax expenses	89,411	3.5	339,020	7.3	217,767	33,374	3.7
Income tax expenses	(24,061)	(0.9)	(45,190)	(1.0)	(43,321)	(6,639)	(0.7)
Net Income	65,350	2.6	293,830	6.3	174,446	26,735	3.0

Note:

(1)	Includes RMB1,311.9 million, RMB2,112.2 million and RMB2,889.4 million (US$442.8 million) from sales to Xiaomi for the year ended December 31, 2018, 2019 and 2020, respectively.
(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	93,718	7,282	11,303	1,732
Research and development expenses	14,476	23,564	49,996	7,662
Selling and marketing expenses	8,417	12,322	10,904	1,671
Total	116,611	43,168	72,203	11,065

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues

Our net revenues increased by 25.3% from RMB4,647.5 million in 2019 to RMB5,825.6 million (US$892.8 million) in 2020, primarily driven by the continued successful rollout and increase in sales of Xiaomi-branded and Viomi-branded products.

•

Sales to Xiaomi.  Revenues from sales to Xiaomi increased by 36.8% to RMB2,889.4 million (US$442.8 million) from RMB2,112.2 million for 2019, primarily due to the additional volume sales of Xiaomi-branded products, including sweeper robots.

•

Sales through our own and third-party channels. Revenues from sales through our own and third-party channels increased by 15.8% to RMB2,936.2 million (US$450.0 million) from RMB2,535.3 million for 2019, primarily due to the successful rollout and increase in sales volume of Viomi-branded products.

IoT @ Home portfolio. Revenues from IoT @ Home portfolio increased by 45.6% to RMB3,671.7 million (US$562.7 million) from RMB2,522.2 million for 2019, primarily due to additional volume sales of Viomi-branded sweeper robots and air conditioners, as well as the additional volume sales of Xiaomi-branded sweeper robots.

Home water solutions.  Revenues from home water solutions decreased by 17.1% to RMB883.3 million (US$135.4 million) from RMB1,065.2 million for 2019, primarily due to the decreases in average selling prices, particularly of Xiaomi branded water purifier products. These effects were partially mitigated by the successful introduction of new series of Viomi-branded water purifier products.

Consumables. Revenues from consumables increased by 44.0% to RMB382.9 million (US$58.7 million) from RMB265.8 million for 2019, primarily due to the increased demand for our water purifier filter products.

Small appliances and others. Revenues from small appliances and others increased by 11.8%% to RMB887.7 million (US$136.0 million) from RMB794.3 million for 2019, primarily due to new product introductions, together with increased demand for our small appliances products.

Cost of revenues

Our cost of revenues increased by 33.0% from RMB3,565.1 million in 2019 to RMB4,742.7 million (US$726.8 million) in 2020, as a result of the overall growth of our business and relatively in line with the rapid growth of net revenues.

Gross profit

Our gross profit is generally steady, increasing by 0.1% from RMB1,082.4 million in 2019 to RMB1,083.0 million (US$166.0 million) in 2020, largely as a result of decreases in average selling prices of certain product categories, such as water purifiers, which outweigh the increase in sales volume.

Our gross margin decreased from 23.3% to 18.6% for the same periods. The decline in gross margin was primarily due to the shifts in our business and product mix, together with structural industry-wide year-over-year decreases in average selling prices, in particular for water purifiers, primarily caused by more aggressive promotional campaigns and channel destocking initiatives due to COVID-19. As we have taken various cost control measures, alongside the launch of new products with higher margins as well as the optimization across product lines, we achieved a meaningful recovery on gross margin in the fourth quarter of 2020.

Operating Expenses

Our operating expenses increased by 15.4% from RMB807.2 million in 2019 to RMB931.8 million (US$142.8 million) in 2020, primarily due to the rapid growth of our business and an increase in share-based compensation, partially offset by our continued implementation of expense control initiatives.

General and administrative.  General and administrative expenses decreased by 5.7% from RMB73.1 million in 2019 to RMB68.9 million (US$10.6 million) in 2020, primarily due to implementation of expense control initiatives, which offset an increase in share-based compensation expenses of RMB4.0 million (US$0.6 million) to attract and retain senior management personnel a significant decrease in share-based compensation expenses.

Research and development.  Research and development expenses increased by 29.6% from RMB204.9 million in 2019 to RMB265.7 million (US$40.7 million) in 2020, primarily due to an increase in share-based compensation expenses amounting to RMB26.4 million (US$4.1 million) to attract and retain research and development personnel, and expenses associated with depreciation of molds for researching and developing amounting to RMB20.3 million (US$3.1 million).

Selling and marketing.  Selling and marketing expenses increased by 12.8% from RMB529.2 million in 2019 to RMB597.2 million (US$91.5 million) in 2020. This increase was primarily due to an increase in commission expenses amounting to RMB62.9 million (US$9.6 million) as a result of the growth of our business, partially offset by the expense control measures implemented by our Company.

Income tax expenses

We had an income tax expenses of RMB45.2 million in 2019, and RMB43.3 million (US$6.6 million) in 2020.

Net income

As a result of the foregoing, we recorded a net income of RMB174.4 million (US$26.7 million), in 2020, compared to RMB293.8 million for 2019. Excluding the impact of share-based compensation expenses, our net income was RMB246.6 million (US$37.8 million), in 2020, compared to RMB337.0 million for 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenues

Our net revenues increased by 81.5% from RMB2,561.2 million in 2018 to RMB4,647.5 million in 2019, primarily due to the continued successful rollout and significant increase in sales of Viomi-branded and Xiaomi-branded products.

•

Sales to Xiaomi.  Revenues from sales to Xiaomi increased by 61.0% to RMB2,112.2 million from RMB1,311.9 million for 2018, primarily due to additional volume sales of Xiaomi-branded water purifiers and related products and additional categories of products sold to Xiaomi.

•

Sales through our own and third-party channels. Revenues from sales through our own and third-party channels increased by 102.9% to RMB2,535.3 million from RMB1,249.4 million for 2018, primarily due to the successful rollout and significant increase in sales volume of Viomi-branded products.

IoT @ Home portfolio. Revenues from IoT @ Home Portfolio increased by 119.1% to RMB2,522.2 million from RMB1,151.1 million for 2018, primarily due to the increase in sales volumes of Viomi-branded smart kitchen products and other smart products such as Viomi-branded refrigerator, washing machine, water heater and sweeper robot products, together with the rollout of new Xiaomi-branded products such as sweeper robot, range hood and gas stove products.

Home water solutions. Revenues from home water solutions increased by 14.5% to RMB1,065.2 million from RMB930.2 million for 2018, primarily due to the introduction of new series of smart water purifier products, together with an overall increase in sales volumes of our smart water purification systems products.

Consumable products. Revenues from consumable products increased by 87.3% to RMB265.8 million from RMB141.9 million for 2018, primarily due to the increased demand for our water purifier filter products.

Small appliances and others. Revenues from small appliances and others increased by 135.0% to RMB794.3 million from RMB338.0 million for 2018, primarily due to new product introductions, together with increased demand for our small appliances products.

Cost of revenues

Our cost of revenues increased by 93.4% from RMB1,843.4 million in 2018 to RMB3,565.1 million in 2019, as a result of the overall growth of our business and relatively in line with the rapid growth of net revenues.

Gross profit

Our gross profit increased by 50.8% from RMB717.8 million in 2018 to RMB1,082.4 million in 2019, largely as a result of our sales growth.

Our gross margin decreased from 28.0% to 23.3% for the same periods. The decline in gross margin was primarily due to the shifts in our business and product mix. IoT @ Home portfolio historically has had lower gross margins as compared to home water solutions category, and there was a significant increase in net revenue contribution from IoT @ Home portfolio, and a resultant lower net revenue contribution from home water solutions category.

Operating Expenses

Our operating expenses increased by 26.3% from RMB639.3 million in 2018 to RMB807.2 million in 2019, primarily due to the rapid growth of our business.

General and administrative.  General and administrative expenses decreased by 46.1% from RMB135.5 million in 2018 to RMB73.1 million in 2019, primarily due to a significant decrease in share-based compensation expenses. A one-off share-based compensation expense of RMB90.2 million incurred in the third quarter of 2018 was no longer incurred in 2019.

Research and development.  Research and development expenses increased by 65.0% from RMB124.2 million in 2018 to RMB204.9 million in 2019, primarily due to an increase in employee-related expenses amounting to RMB51.6 million, including an increase in share-based compensation expenses amounting to RMB9.1 million to attract and retain research and development personnel, as well as patent-related expenses amounting to RMB4.5 million.

Selling and marketing.  Selling and marketing expenses increased by 39.4% from RMB379.6 million in 2018 to RMB529.2 million in 2019. This increase was primarily due to an increase in employee-related expenses amounting to RMB13.6 million, as well as increases in logistics expenses amounting to RMB104.9 million.

Income tax expenses

We had an income tax expenses of RMB24.1 million in 2018, and RMB45.2 million in 2019. The effective tax rate in 2018 was significantly impacted by the one-off share-based compensation expense of RMB90.2 million, which was non-deductible for income tax purpose.

Net income

As a result of the foregoing, we recorded a net income of RMB293.8 million, in 2019, compared to RMB65.4 million for 2018. Excluding the impact of share-based compensation expenses, our net income was RMB337.0 million, in 2019, compared to RMB182.0 million for 2018.

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

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. However, according to the PRC Enterprise Income Tax Law, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Each of Foshan Viomi and Guangdong Lizi has obtained High and New Technology Enterprise Certificate and is thus eligible to enjoy a preferential tax rate of 15%, to the extent it has taxable income under the PRC Enterprise Income Tax Law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

For the foreseeable future, we intend to use all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC for our business operations and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future.

B.	Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2018, 2019 and 2020, we had cash and cash equivalents and restricted cash of RMB969.8 million, RMB1,003.0 million and RMB574.7 million (US$88.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Although we consolidate the results of our VIEs, we only have access to cash balances or future earnings of our VIEs through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries and VIEs amounted to RMB13.8 million, RMB31.4 million and RMB61.9 million (US$9.5 million) as of December 31,  2018, 2019 and 2020, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB538.2 million, RMB1,012.3 million and RMB871.4 million (US$133.5 million) as of December 31, 2018, 2019 and 2020, respectively.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	222,269	245,484	185,196	28,383
Net cash used in investing activities	(151,821)	(268,956)	(433,083)	(66,372)
Net cash provided by/(used in) financing activities	604,975	48,542	(146,375)	(22,432)
Effect of exchange rate changes on cash and cash equivalents	14,473	8,087	(34,034)	(5,216)
Net increase in cash and cash equivalents and restricted cash	689,896	33,157	(428,296)	(65,639)
Cash and cash equivalents and restricted cash at the beginning of the year	279,952	969,848	1,003,005	153,717
Cash and cash equivalents and restricted cash at the end of the year	969,848	1,003,005	574,709	88,078

Operating activities

Net cash provided by operating activities was RMB185.2 million (US$28.4 million) in 2020. The difference between net cash provided by operating activities and our net income of RMB174.4 million (US$26.7 million) was primarily due to RMB130.5 million (US$20.0 million) used for working capital, partially offset by the adjustment of RMB72.2 million (US$11.1 million) in share-based compensation, RMB54.3 million (US$8.3 million) in depreciation and amortization and RMB22.6 million (US$3.5 million) in inventory write-down. The additional cash used for working capital were mainly due to a RMB118.4 million (US$18.1 million) increase in accounts and notes receivable from third parties, a RMB64.1 million (US$9.8 million) increase in other receivables from related parties, a RMB43.9 million (US$6.7 million) increase in inventory, a RMB41.8 million (US$6.4 million) decrease in accounts and notes payables, and a RMB23.5 million (US$3.6 million) increase in prepaid expenses and other current assets, partially offset by a RMB99.1 million (US$15.2 million) increase in amounts due to related parties, a RMB98.8 million (US$15.1 million) increase in accounts receivable from a related party, a RMB17.4 million (US$2.7 million) increase in income tax payables, and a RMB9.5 million (US$1.5 million) increase in advances from customers. The increase in accounts and notes receivable and that in inventories were due to the rapid growth of our business. The accounts receivable from a related party represent sales receivable of products to Xiaomi, the decrease of which reflects our increased efforts in collecting the receivable. The amounts due to related parties represent the payable of purchasing products from Xiaomi and other related parties, the increase of which reflects the increase of product purchase from the related parties. The accounts and notes receivable from third parties represent sales receivable of products to certain leading e-commerce platforms, the increase of which reflects the growth of our sales to these e-commerce platforms as a result of the growth of our overall business. Other receivables from related parties represent the receivable from sales of Viomi-branded products on the e-platform of Xiaomi, the increase of which reflects the growth of our sales to this e-platform.

Net cash provided by operating activities was RMB245.5 million in 2019. The difference between net cash provided by operating activities and our net income of RMB293.8 million was primarily due to RMB121.1 million used for working capital, partially offset by the adjustment of RMB43.2 million in share-based compensation, RMB23.6 million in depreciation and amortization and RMB15.7 million in inventory write-down. The additional cash used for working capital were mainly due to a RMB206.5 million increase in accounts and notes receivable from third parties, a RMB447.0 million increase in accounts receivable from a related party, a RMB201.7 million increase in inventory, partially offset by a RMB88.4 million decrease in other receivables from related parties, a RMB494.7 million increase in accounts and notes payable, and a RMB122.6 million increase in accrued expenses and other liabilities. The increases in accounts and notes receivable and inventories were due to the rapid growth of our business. The accounts receivable from a related party represent sales receivable of products to Xiaomi, the increase of which reflected the growth of our Xiaomi business and sales to Xiaomi. The accounts and notes receivable from third parties represent sales receivable of products to certain leading e-commerce platforms, the increase of which reflected the growth of our sales to these e-commerce platforms as a result of the growth of our overall business.

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

Investing activities

We used RMB433.1 million (US$66.4 million) in investing activities in 2020, mainly as a result of RMB3,256.2 million (US$499.0 million) used for the purchase of short-term investments and RMB215.6 million (US$33.0 million) used for placement of short-term deposit, partially offset by RMB2,874.2 million (US$440.5 million) from the maturity of short-term investments and RMB215.0 million (US$32.9 million) from maturities of short-term deposits.

We used RMB269.0 million in investing activities in 2019, mainly as a result of RMB812.1 million used for the purchase of short-term investments and RMB270.5 million used for placement of short-term deposit, partially offset by RMB670.2 million from the maturity of short-term investments and RMB212.0 million from maturities of short-term deposits.

We used RMB151.8 million in investing activities in 2018, as a result of RMB238.7 million used for the purchase of short-term investments and RMB13.5 million used for the purchase of equipment, partially offset by RMB69.4 million from the maturity of a short-term investment.

Financing activities

Net cash used in financing activities was RMB146.4 million (US$22.4 million) in 2020, mainly as a result of RMB95.9 million (US$14.7 million) payback of short-term borrowing, RMB54.6 million (US$8.4 million) used in repurchases of ordinary shares, partially offset by proceeds from exercise of vested share options of RMB6.6 million (US$1.0 million).

Net cash provided by financing activities was RMB48.5 million in 2019, mainly as a result of RMB95.9 million net proceeds from short-term borrowing, partially offset by cash paid for dividends of RMB46.6 million.

Net cash provided by financing activities was RMB605.0 million in 2018, mainly as a result of RMB636.2 million net proceeds received from issuance of ordinary shares upon IPO.

Working capital turnover

Inventory

Our inventory consists of finished products and raw materials. As of December 31, 2018, 2019 and 2020, our inventory was RMB232.0 million, RMB418.0 million and RMB439.4 million (US$67.3 million), respectively. The increase reflected the growth in our sales. Our inventory turnover days was 28 days, 34 days and 33 days for the years ended December 31, 2018, 2019 and 2020, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of allowance for doubtful accounts, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts and notes receivable

Our accounts and notes receivable represent primarily accounts receivable from Xiaomi as well as accounts and notes receivable from third parties. As of December 31, 2018, 2019 and 2020, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB372.7 million, RMB1,024.1 million and RMB1,036.4 million (US$158.8 million), respectively. Our total accounts and notes receivable as of December 31, 2020 included RMB609.1 million (US$93.3 million) from Xiaomi and RMB386.1 million (US$59.2 million) from e-commerce platforms. The increase reflected a significant growth in our business and revenues. Our accounts and notes receivable turnover days were 45 days, 55 days and 65 days for the years ended December 31, 2018, 2019 and 2020, respectively. Accounts and notes receivable turnover days for a given period are equal to average of the balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2018, 2019 and 2020, our accounts and notes payable were RMB548.5 million, RMB1,043.2 million and RMB1,001.4 million (US$153.5 million), respectively. The increase reflected the growth of our sales. Our accounts and notes payable turnover days were 83 days, 83 days and 80 days for the years ended December 31, 2018, 2019 and 2020, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

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

Holding Company Structure

Viomi Technology Co., Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our VIEs and their subsidiaries in China. As a result, Viomi Technology Co., Ltd’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries, our VIEs and their subsidiaries in China. If our existing subsidiaries or controlled entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiary in China, our variable interest entities and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and sets aside statutory reserve funds as required by PRC law.

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

Our revenue is primary derived from (i) IoT @ Home portfolio including sweeper robots, air conditioning systems and other smart devices, (ii) home water solutions, which are composed of smart water purification systems, (iii) consumable products complementary to our IoT-enabled smart home products, such as water purifier filters, and (iv) small appliances and others refer to the value-added businesses.

Sales to Xiaomi

During 2018 to 2020, we generated a substantial portion of our revenues from sales of products to Xiaomi.

Under the cooperation agreement entered into between Xiaomi and us, we are responsible for design, research, development, production and delivery of designated products using the brand name of “Xiaomi,” or Xiaomi-branded products, and Xiaomi is responsible for commercial distributions and sales. We also sell some Viomi-branded products to Xiaomi.

Revenue is recognized upon acceptance by this customer, which is considered at the time the control of the products is transferred to Xiaomi. Revenue does not meet the criteria to be recognized over time since (i) even if the products use “Xiaomi” brand, it does not require significant rework to make them suitable to be sold to other customers, (ii) under the cooperation agreement, we do not have the right of payment for the work performed to date.

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by us in developing, producing and shipping the products to this customer and is payable to us upon acceptance by the customer after delivery. We are also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, we determine the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. We estimate the variable consideration using the expected value method. In assessing the variable second installment payment, we take into consideration the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. Water purifiers products were previously entitled to second instalment payments, but such second instalment payment arrangement has terminated since the first quarter of 2020.

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

We provide installation service to end customers for designated Viomi-branded products without separate charge. The end customers have the right, not the obligation, to ask us to provide installation service. The installation service is considered being distinct and accounted for as a separate performance obligation as the products and installation services are not inputs into a combined item the end customer has contracted to receive. In addition, we do not provide any significant integration, modification, or customization services. It can fulfill its obligation to transfer each of the products or services separately. End customers do not always exercise their rights to ask for installation services as the installation may not be complicated and could be done by end customers themselves. Therefore, we expect to be entitled to a breakage amount in the contract liabilities related to installation services. We estimate the breakage portion based on historical customers’ requests and recognize estimated breakage as revenue in proportion to the pattern of rights exercised by end customers. The assessment of estimated breakage would be updated on a quarterly basis. Changes in estimated breakage should be accounted for by adjusting contract liabilities to reflect the remaining rights expected to be exercised.

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

We recognize revenue for the sales to third-party customers in accordance with the applicable revenue recognition method for each of the distinct performance obligation identified. Sales of products is recognized upon acceptance by customers after delivery. Installation services revenues are recognized when the services are rendered.

Sales returns and sales incentives

- Sales to leading e-commerce platforms

Our sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 45 days or 60 days, depending on the different categories of products. We shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 or 60 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. We shall bear all losses caused by such discounted sales. Based on our history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, we estimate that slow-moving goods will be returned to us instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, we assess if it is probable there will be no significant reversal of cumulative revenue, and recognize those sales as revenue. We would update our estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. We will assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired.

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

Fair value per ordinary share

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with restricted shares owned by our founder, restricted shares owned by our founder on behalf of certain key management founders, under the 2015 Share Incentive Plan and 2018 Share Incentive Plan, we evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.

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

The following table sets forth the fair values of our ordinary shares estimated from July 1, 2016 to December 31, 2020:

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

Share-based compensation

Share-based compensation expenses arise from share-based awards, mainly including restricted shares held by our founder or held by the founder on behalf of certain key management founders and share options for the purchase of ordinary shares (“Restricted Shares”). We account for share-based awards granted to the founder and employees in accordance with ASC 718 Stock Compensation.

Before the reorganization, the Restricted Shares held by our founders were subject to a repurchase feature under which Xiaomi shall purchase the interest held by our founders at the original investment amount if our founders voluntarily terminate their employment with Foshan Viomi. The Restricted Shares were classified as equity classified awards as the underlying shares of the awards are ordinary shares of Foshan Viomi and the awards do not contain any of the characteristics of liability awards described in ASC718. The Restricted Shares are accounted for as share-based compensation based on the grant date fair value over the vesting period.

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

Upon the completion of the IPO on September 25, 2018, all pre-IPO class B ordinary shares were converted into Class B ordinary shares, the liability award had been settled.

For share options for the purchase of ordinary shares granted to our employees determined to be equity classified awards, the related share-based compensation expenses are recognized in our consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of our ordinary shares is assessed using the income approach/DCF method, with a DLOM, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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

In June 2018, our board of directors and shareholders approved the 2018 Share Incentive Plan. The maximum number of shares issuable under the 2018 Share Incentive Plan was 21,843,675 as of December 31, 2020.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2017, 2018, 2019 and 2020 are summarized in the following table:

	2017	2018	2020
Risk-free interest rate	3.06%~3.89%	3.62%~3.92%	2.20%~3.30%
Expected volatility	47.02%~49.44%	45.51%~46.99%	41.30%~43.62%
Expected life of option (years)	10	10	10
Expected dividend yield	—	—	—
Fair value per ordinary share	US$0.76~US$1.59	US$1.61~US$3.30	US$1.04~US$1.47

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

Redeemable convertible preferred shares

Pursuant to a shares purchase agreement, we issued certain class B ordinary shares to Mr. Chen, Red Better and Shunwei during the reorganization, and we also issued a total of 18,181,818 shares of series A preferred shares.

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

Upon completion of the reorganization, both Mr. Chen and Tianjin Jinxing’s equity interests in Foshan Viomi were exchanged into 67,636,364 class B ordinary shares of us, respectively. After the reorganization, the most significant change in the provision is the addition of redemption clause which allows the holders of the class B ordinary shares to redeem the class B ordinary shares if there is no qualified IPO after the fifth anniversary of the completion of the series A preferred share financing. This transaction was considered as an extinguishment of the previous equity interests and therefore, the class B ordinary shares are measured at their fair value on the extinguishment date.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligation(1)	30,487	12,017	18,226	244	—

Note:

(1)	Operating lease obligation consist of the commitments under the lease agreements for our office premises, an offline store and several factories.

As of December 31, 2020, we had no outstanding capital commitments.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	46	Founder, Chairman of the Board of Directors and Chief Executive Officer
De Liu	47	Director
Jinling Zhang	49	Independent Director
Weijiang Wu	44	Independent Director
Jun Li	42	Independent Director

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

Ms. Jinling Zhang has served as our independent director since September 2018. Ms. Zhang has served as the managing partner and chief financial officer of Baidu Venture since November 2020 and the chief financial officer of Baidu Capital since 2018. Prior to her current role at Baidu Capital, Ms. Zhang served as the chief financial officer of Baidu Group in 2017, the vice president of finance and investment of Xiaomi from 2013 to 2016, as the financial controller of Cisco Networks Asia Pacific in Japan and Greater China from 2010 to 2013, and as the financial and operational controller of global operations in Seagate Technology from 2006 to 2010. Ms. Zhang received her bachelor’s degree in accounting from Capital University of Economics and Business in 1994, and her MBA from William E. Simon Business School of the University of Rochester in 2001. Ms. Zhang is a Chinese Certified Public Accountant, a Chinese Certified Tax Adviser and an American Certified Public Accountant.

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

B.	Compensation of Directors and Executive Officers

In 2020, we paid an aggregate of approximately RMB5.3 million in cash to our executive officers, and RMB1.1 million to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2020, awards to purchase 7,401,347 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company after the completion of our initial public offering during the term of this Plan commencing, by (i) an amount equal to 1% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2020, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 21,843,675, awards to purchase 18,705,252 ordinary shares have been granted and are outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2020, the awards granted under the 2015 Plan and 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Share Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chen Xiaoping	*	1.1	May 6, 2020	April 1, 2030

Note:

*Less than 1% of our total outstanding shares.

As of December 31, 2020, other employees as a group held outstanding options to purchase 25,106,599 ordinary shares of our company, at a weighted average exercise price of US$0.72 per share.

Shares awarded to Mr. Xiaoping Chen

In August 2018, we issued 4,000,000 class A ordinary shares at par value to Mr. Xiaoping Chen’s wholly owned entity Viomi Limited to award his contribution to our company’s rapid development. Such shares were immediately vested. The issuance of such shares is accounted for as a share-based compensation to Mr. Xiaoping Chen. The share-based compensation expenses related to this one-off share award was RMB90.2 million (US$13.1 million).

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

Audit Committee.  Our audit committee consists of Ms. Jinling Zhang and Mr. Jun Li. Ms. Jinling Zhang is the chairman of our audit committee. We have determined that Ms. Jinling Zhang and Mr. Jun Li satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Ms. Jinling Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Ms. Jinling Zhang is the chairman of our compensation committee. We have determined that Ms. Jinling Zhang and Mr. Weijiang Wu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Mr. Xiaoping Chen is the chairman of our nominating and corporate governance committee. Ms. Jinling Zhang and Mr. Weijiang Wu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 1,182 employees as of December 31, 2020. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020:

As of December 31, 2020
Function:
Research and development	398
Manufacturing	327
Sales and marketing	392
General administration	65
Total	1,182

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2021 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 207,718,232 ordinary shares outstanding, consisting of 104,163,686 Class A ordinary shares (excluding 11,503,698 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans) and 103,554,546 Class B ordinary shares outstanding as of February 28, 2021.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares	% of aggregate voting power**
Directors and Executive Officers*:
Xiaoping Chen(1)	2,648,995	69,036,364	34.5%	60.8%
De Liu	—	—	—	—
Jinling Zhang	—	—	—	—
Weijiang Wu	—	—	—	—
Jun Li	—	—	—	—
All Directors and Executive Officers as a Group	2,648,995	69,036,364	34.5%	60.8%
Principal Shareholders:
Viomi Limited(2)	2,200,000	67,636,364	33.6%	59.5%
Shunwei Talent Limited(3)	32,111,364	—	15.5%	2.8%
Red Better Limited(4)	330,000	33,818,182	16.4%	29.7%
Guolao Investments(5)	10,716,303	—	5.2%	0.9%

Notes:

*

Unless otherwise stated, the business address of our directors and executive officers is Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, Guangdong, 510220, People’s Republic of China. Mr. De Liu’s business address is Xiaomi Mobile Internet Industrial Park, No. 114, Anningzhuang North Road, Haidian District, Beijing 100085, People’s Republic of China.

**

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)

Represents (i) 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited, a British Virgin Islands company, and (ii) 1,400,000 Class B ordinary shares and 448,995 Class A ordinary shares in the form of ADS beneficially owned by certain employees.

Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen.

(2)

Represents 67,636,364 Class B ordinary shares and 2,200,000 Class A ordinary shares held by Viomi Limited, a British Virgin Islands company. Viomi Limited is wholly owned by Mr. Xiaoping Chen. The registered address of Viomi Limited is NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(3)

Represents 32,111,364 Class A ordinary shares held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by Shunwei Talent Limited with SEC on February 9, 2021. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

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

(5)

Represents 10,716,303 Class A ordinary shares held by Guolao Investments, a Cayman Islands company. Information regarding beneficial ownership is reported as of February 18, 2021, based on the information contained in the Schedule 13G filed by Guolao Investments with SEC on February 22, 2021. The address of Guolao Investments is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

To our knowledge, as of February 28, 2021, 113,467,380 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of February 28, 2021, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

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

In 2020, revenues generated from sales to Xiaomi, predominantly comprising Xiaomi-branded products, was RMB2,889.4 million (US$442.8 million), accounting for 49.6% of our net revenues.

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

Youpin commission sales agreement

We have entered into a commission sales agreement with Xiaomi for the sale of our own branded products on Youpin. The commission sales agreement expired on December 31, 2020 and has been renewed up to December 31, 2021. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, we shall pay a service fee, calculated as certain portion of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of our products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or our official offline sales channel, including in the event of sales or promotion.

Transaction with Xiaomi

In 2020, we recorded RMB2,889.4 million (US$442.8 million) in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2020, the amount due from Xiaomi was RMB697.1 million (US$106.8 million).

In 2019, we recorded RMB2,112.2 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2019, the amount due from Xiaomi was RMB731.9 million.

In 2018, we recorded RMB1,311.9 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2018, the amount due from Xiaomi was RMB373.3 million.

We purchased RMB18.2 million, RMB43.0 million and RMB50.8 million (US$7.8 million) of products from Xiaomi in 2018, 2019 and 2020, respectively. We recognized RMB24.6 million, RMB81.9 million and RMB97.2 million (US$14.9 million) in commission fees and advertising fees to Xiaomi in 2018, 2019 and 2020, respectively, which was incurred by selling our own self-branded products on Youpin.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Dividend Distributions.”

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

The following are summaries of material provisions of our memorandum and articles of association and of the Companies Act of the Cayman Islands, or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares.  If at any time our share capital is divided into different classes of shares, the rights attached to any such class of shares (unless otherwise provided by the terms of issue of the shares of that class), may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. In addition, the rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for the memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Exchange.”

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, published positions of the Internal Revenue Service, or the IRS, court decisions and other applicable authorities, all as of the date hereof and all of which are subject to differing interpretations or change (possibly with retroactive effect).

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020. Moreover, based upon projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances in which our net revenues from activities that produce passive income significantly increases relative to our net revenues from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Stock Market will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We believe that our ADSs qualify as being regularly traded, but no assurances may be given in this regard. Accordingly, our ADSs, but not our ordinary shares, are treated as marketable stock.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 4.7%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we received US$0.1 million as reimbursement from the depositary.

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

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer, who is also our principal financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered accounting firm, identified three material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2020.

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
•

formulating U.S. GAAP accounting manual and financial statements disclosures checklist and internal control policies and procedures on U.S. GAAP and SEC financial reporting requirements that are applicable to our business with the assistance of an external consultant; and

•

allocating additional resources including specific staff to the manual tracking process of warranty services and establishing detailed calculation model of warranty provisions as well as review procedures over estimation of warranty provision.

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

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenues for fiscal year of 2020 we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. Therefore, no attestation report by our registered public accounting firm regarding our internal control is included in this annual report.

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

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees(1)	8,714	5,850

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statement.

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

On March 26, 2020, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$10 million worth of our company’s Class A ordinary shares in the form of ADS over the next twelve-month period till March 25, 2021. The share repurchase plan was publicly announced on March 26, 2020.

The following table sets forth a summary of our repurchase of our ADSs made in 2020 under the share repurchase plan described in the paragraph above. All shares were repurchased in the open market pursuant to the share repurchase plan.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar value of ADSs that May Yet Be Purchased Under the Plan
April 2020	254,848	$5.1818	254,848	$8,679,416
May 2020	113,763	$5.9236	113,763	$8,005,534
June 2020	6,005	$4.9882	6,005	$7,975,579
August 2020	10,877	$5.8478	10,877	$7,911,973
September 2020	447,531	$5.8498	447,531	$5,294,023
October 2020	220,839	$5.9240	220,839	$3,985,773
December 2020	356,860	$5.5894	356,860	$1,991,130

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 23, 2020 (File No. 001-38649))

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F filed on April 23, 2020 (File No. 001-38649))

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

4.5

English translation of executed form of shareholder voting proxy agreement among a VIE of the Registrant, its shareholders and the WFOE I of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.6

English translation of executed form of equity pledge agreement among a VIE of the Registrant, its shareholders, and the WFOE I of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.7

English translation of executed form of exclusive consultation and service agreement between a VIE and the WFOE I of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.8

English translation of executed form of exclusive option agreement among a VIE of the Registrant, its shareholders, and the WFOE I of the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.9

English translation of executed form of spousal consent letter of the spouse of Mr. Xiaoping Chen as an individual shareholder of a VIE of the Registrant, as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

4.10

English Translation of Business Cooperation Agreement between Foshan Viomi and Xiaomi dated November 1, 2019 (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 23, 2020 (File No. 001-38649))

4.11*	English Translation of Termination Agreement between WFOE I, Xiaoping Chen and Foshan Viomi dated April 28, 2020

4.12*	English translation of the Shareholder Voting Proxy Agreement among Foshan Viomi, its shareholders and WFOE II on April 28, 2020

4.13*	English translation of the Equity Pledge Agreement among Foshan Viomi, its shareholders, and WFOE II on April 28, 2020

4.14*	English translation of the Exclusive Consultation and Service Agreement between Foshan Viomi and WFOE II on April 28, 2020

4.15*	English translation of the Exclusive Option Agreement among Foshan Viomi, its shareholders and WFOE II on April 28, 2020

4.16*	English translation of the Spousal Consent Letter of the spouse of Mr. Xiaoping Chen as an individual shareholder of Foshan Viomi on April 28, 2020

4.17*

English translation of the Agreement on the Investment in Development and Construction of Plot 3 on the Licun Section of Industrial Avenue Subordinate to Licun Village Committee, Lunjiao Sub-district Office, Shunde District among Center for Land Development, Lunjiao Sub-district Office, Shunde District, Foshan City and WFOE II on June 1, 2020

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document – this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded with the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viomi Technology Co., Ltd

		By:	/s/ Xiaoping Chen
		Name:	Xiaoping Chen
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date:	April 26, 2021

VIOMI TECHNOLOGY CO., LTD

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

April 26, 2021

We have served as the Company's auditor since 2018.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	972,438	504,108	77,258
Restricted cash	30,567	70,601	10,820
Short-term deposits	60,000	—	—
Short-term investments	316,201	696,051	106,674
Accounts and notes receivable from third parties (net of allowance of RMB2,006 and RMB9,246 as of December 31, 2019 and 2020, respectively)	316,189	427,352	65,495
Accounts receivable from a related party (net of allowance of nil and RMB61 as of December 31, 2019 and 2020, respectively)	707,947	609,094	93,348
Other receivables from related parties (net of allowance of nil and RMB9 as of December 31, 2019 and 2020, respectively)	23,944	88,038	13,492
Inventories	418,015	439,375	67,337
Prepaid expenses and other current assets	62,314	87,280	13,377
Long-term deposits due within one year	—	10,000	1,533
Total current assets	2,907,615	2,931,899	449,334
Non-current assets
Property, plant and equipment, net	67,293	72,436	11,101
Deferred tax assets	12,276	14,189	2,175
Prepaid expenses and other non-current assets	11,170	19,803	3,035
Intangible assets, net	4,357	7,681	1,177
Right-of-use assets, net	19,762	20,529	3,146
Land use rights, net	—	62,982	9,652
Long-term deposits	—	50,000	7,663
Total non-current assets	114,858	247,620	37,949
Total assets	3,022,473	3,179,519	487,283
Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of RMB1,043,159 and RMB860,454 as of December 31, 2019 and 2020, respectively)	1,043,159	1,001,371	153,467
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB103,150 and RMB109,162 as of December 31, 2019 and 2020, respectively)	103,150	112,613	17,259
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB25,106 and RMB124,192 as of December 31, 2019 and 2020, respectively)	25,106	124,192	19,033
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB308,228 and RMB331,312 as of December 31, 2019 and 2020, respectively)	325,042	335,488	51,416
Short-term borrowing (including short-term borrowing of the consolidated VIEs without recourse to the Company of RMB95,868 and nil as of December 31, 2019 and 2020, respectively)	95,868	—	—
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Company of RMB33,522 and RMB47,242 as of December 31, 2019 and 2020, respectively)	33,522	50,962	7,810
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB6,802 and RMB6,333 as of December 31, 2019 and 2020, respectively)	6,993	9,481	1,453
Total current liabilities	1,632,840	1,634,107	250,438
Non-current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB1,795 and RMB3,400 as of December 31, 2019 and 2020, respectively)	1,795	3,400	521
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of RMB13,391 and RMB6,484 as of December 31, 2019 and 2020, respectively)	13,391	11,693	1,792
Total non-current liabilities	15,186	15,093	2,313
Total liabilities	1,648,026	1,649,200	252,751
Commitments and contingencies (Note 23)
Shareholders’ equity
Class A ordinary shares (US$0.00001 par value; 4,800,000,000 shares authorized; 98,444,732 and 104,163,686 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	6	6	1
Class B ordinary shares (US$0.00001 par value; 150,000,000 shares authorized; 110,850,000 and 103,554,546 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	6	6	1
Treasury stock	—	(54,600)	(8,368)
Additional paid-in capital	1,192,332	1,278,004	195,863
Retained earnings	195,596	363,051	55,640
Accumulated other comprehensive loss	(19,145)	(59,384)	(9,101)
Total equity attributable to shareholders of Viomi Technology Co., Ltd (the "Company")	1,368,795	1,527,083	234,036
Non-controlling interests	5,652	3,236	496
Total shareholders’ equity	1,374,447	1,530,319	234,532
Total liabilities and shareholders’ equity	3,022,473	3,179,519	487,283

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues:
A related party	1,311,852	2,112,170	2,889,441	442,826
Third parties	1,249,377	2,535,343	2,936,183	449,990
Total net revenues	2,561,229	4,647,513	5,825,624	892,816
Cost of revenues (including RMB14,733, RMB48,424 and RMB454,432 with related parties for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,843,432)	(3,565,109)	(4,742,668)	(726,846)
Gross profit	717,797	1,082,404	1,082,956	165,970
Operating expenses (1):
Research and development expenses (including nil, RMB657 and RMB1,915 with a related party for the years ended December 31, 2018, 2019 and 2020, respectively)	(124,230)	(204,942)	(265,680)	(40,717)
Selling and marketing expenses (including RMB24,598, RMB81,851 and RMB97,223 with related parties for the years ended December 31, 2018, 2019 and 2020, respectively)	(379,554)	(529,212)	(597,176)	(91,521)
General and administrative expenses	(135,532)	(73,061)	(68,914)	(10,562)
Total operating expenses	(639,316)	(807,215)	(931,770)	(142,800)
Other income, net	1,829	35,880	32,795	5,026
Income from operations	80,310	311,069	183,981	28,196
Interest income and short-term investment income, net (including net interest expense of RMB333, nil and nil with related parties for the years ended December 31, 2018, 2019 and 2020, respectively)	8,846	26,109	31,968	4,899
Other non-operating income	255	1,842	1,818	279
Income before income tax expenses	89,411	339,020	217,767	33,374
Income tax expenses	(24,061)	(45,190)	(43,321)	(6,639)
Net income	65,350	293,830	174,446	26,735
Less: Net (loss) income attributable to the non-controlling interest shareholders	(8)	1,660	1,122	172
Net income attributable to the Company	65,358	292,170	173,324	26,563
Accretion of Series A redeemable convertible preferred shares ("Series A Preferred Shares")	(6,563)	—	—	-
Cumulative dividend on Series A Preferred Shares	(7,631)	—	—	-
Cumulative dividend on Pre-IPO Class B Ordinary Shares	(620)	—	—	—
Net income attributable to ordinary shareholders of the Company	50,544	292,170	173,324	26,563
Net income attributable to the Company	65,358	292,170	173,324	26,563
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(11,782)	10,641	(40,239)	(6,167)
Total comprehensive income attributable to the Company	53,576	302,811	133,085	20,396
Net income per share attributable to ordinary shareholders of the Company:
-Basic	0.70	1.40	0.83	0.13
-Diluted	0.64	1.35	0.80	0.12
Weighted average number of ordinary shares used in calculating net income per share
-Basic	71,771,033	208,156,507	208,812,049	208,812,049
-Diluted	79,590,780	215,855,577	215,623,773	215,623,773

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – CONTINUED

(Amounts in thousands, except shares, ADS, per share and per ADS data)

(1)	Share-based compensation was allocated in operating expenses as follows:

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
General and administrative expenses	93,718	7,282	11,303	1,732
Research and development expenses	14,476	23,564	49,996	7,662
Selling and marketing expenses	8,417	12,322	10,904	1,671

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional Paid-in	Treasury stock		(Accumulated Deficit) Retained	Accumulated Other Comprehensive	Total (Deficit) Equity Attributable to Shareholders	Non- Controlling	Total Shareholders’ (Deficit)
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Loss	of the Company	Interest	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	25,363,636	2	—	—	9,679	—	—	(160,885)	(18,004)	(169,208)	—	(169,208)
Net income (loss) attributable to the Company and a non-controlling interest shareholder	—	—	—	—	—	—	—	65,358	—	65,358	(8)	65,350
Surrender and cancellation of Class A ordinary shares	(11,754,546)	(1)	—	—	458	—	—	—	—	457	—	457
Vesting of restricted Class A ordinary shares	2,536,364	—	—	—	188	—	—	—	—	188	—	188
Share-based compensation related to Restricted Shares	—	—	—	—	840	—	—	—	—	840	—	840
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	25,391	—	—	—	—	25,391	—	25,391
Share-based compensation related to the share awards to the founder	4,000,000	—	—	—	90,168	—	—	—	—	90,168	—	90,168
Accretion of Series A Preferred Shares	—	—	—	—	(6,563)	—	—	—	—	(6,563)	—	(6,563)
Issuance of ordinary shares upon the completion of the Initial Public Offering (the "IPO")	34,200,000	2	—	—	633,506	—	—	—	—	633,508	—	633,508
Class A ordinary shares converted into Class B ordinary share upon the completion of the IPO	(16,145,454)	(1)	16,145,454	1	—	—	—	—	—	—	—	—
Series A redeemable convertible preferred shares converted into Class A ordinary shares upon the completion of the IPO	18,181,818	1	—	—	165,094	—	—	—	—	165,095	—	165,095
Pre-IPO Class B redeemable convertible ordinary shares converted into Class A ordinary shares and Class B ordinary share upon the completion of the IPO	33,818,182	2	101,454,546	6	274,413	—	—	—	—	274,421	—	274,421
Capital injection in a subsidiary from non-controlling interest shareholder	—	—	—	—	—	—	—	—	—	—	3,000	3,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(11,782)	(11,782)	—	(11,782)
Balance as of December 31, 2018	90,200,000	5	117,600,000	7	1,193,174	—	—	(95,527)	(29,786)	1,067,873	2,992	1,070,865

Balance as of January 1, 2019	90,200,000	5	117,600,000	7	1,193,174	—	—	(95,527)	(29,786)	1,067,873	2,992	1,070,865
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	292,170	—	292,170	1,660	293,830
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	43,168	—	—	—	—	43,168	—	43,168
Class B ordinary shares converted to Class A ordinary shares	6,750,000	1	(6,750,000)	(1)	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	1,494,732	—	—		1,741	—	—	—	—	1,741	—	1,741
Capital injection in a subsidiary from a non-controlling interest shareholder	—	—	—	—	—	—	—	—	—	—	3,000	3,000
Purchase of non-controlling interests	—	—	—	—	(196)	—	—	—	—	(196)	(2,000)	(2,196)
Special dividends declared to ordinary shareholders	—	—	—	—	(46,602)	—	—	—	—	(46,602)	—	(46,602)
Appropriation to statutory reserves	—	—	—	—	1,047	—	—	(1,047)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	10,641	10,641	—	10,641
Balance as of December 31, 2019	98,444,732	6	110,850,000	6	1,192,332	—	—	195,596	(19,145)	1,368,795	5,652	1,374,447

Balance as of January 1, 2020	98,444,732	6	110,850,000	6	1,192,332	—	—	195,596	(19,145)	1,368,795	5,652	1,374,447
Adoption of ASC 326	—	—	—	—	—	—	—	(2,405)	—	(2,405)	—	(2,405)
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	173,324	—	173,324	1,122	174,446
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	72,203	—	—	—	—	72,203	—	72,203
Class B ordinary shares converted to Class A ordinary shares	7,295,454	—	(7,295,454)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	2,655,669	—	—	—	8,989	—	—	—	—	8,989	—	8,989
Repurchase of shares	(4,232,169)	—	—	—	—	4,232,169	(54,600)	—	—	(54,600)	—	(54,600)
Purchase of non-controlling interests	—	—	—	—	1,016	—	—	—	—	1,016	(2,302)	(1,286)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,236)	(1,236)
Appropriation to statutory reserves	—	—	—	—	3,464	—	—	(3,464)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(40,239)	(40,239)	—	(40,239)
Balance as of December 31, 2020	104,163,686	6	103,554,546	6	1,278,004	4,232,169	(54,600)	363,051	(59,384)	1,527,083	3,236	1,530,319

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income	65,350	293,830	174,446	26,735
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,270	23,577	54,271	8,317
Inventory write-down	1,059	15,661	22,577	3,460
Share-based compensation	116,611	43,168	72,203	11,066
Allowance for doubtful accounts	—	2,006	4,484	687
Loss from disposal of property and equipment	—	29	—	—
Deferred income tax benefits	(2,186)	(7,042)	(1,492)	(230)
Investment loss (income)	364	(4,654)	(10,800)	(1,655)
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	(107,370)	(206,477)	(118,403)	(18,148)
Accounts receivable from a related party	(11,436)	(446,963)	98,792	15,141
Inventories	(182,342)	(201,701)	(43,937)	(6,734)
Prepaid expenses and other current assets	(23,607)	(25,659)	(23,543)	(3,608)
Other receivables from related parties	(87,384)	88,376	(64,103)	(9,824)
Amounts due to related parties	4,005	19,343	99,086	15,186
Interest received relating to the investment income recognized in previous year	—	361	8,089	1,240
Accounts and notes payable	256,838	494,678	(41,788)	(6,404)
Advances from customers	59,297	16,838	9,463	1,450
Income tax payables	(1,413)	23,323	17,440	2,673
Accrued expenses and other liabilities	132,213	122,550	421	65
Lease liabilities	—	(5,760)	(8,392)	(1,286)
Purchase of a land use right	—	—	(63,618)	(9,750)
Net cash provided by operating activities	222,269	245,484	185,196	28,381
Cash flows from investing activities
Cash received from loan repayment from a related party	31,441	—	—	—
Purchase of equipment	(13,505)	(56,131)	(47,509)	(7,281)
Purchase of lease hold improvement	(216)	(7,874)	(569)	(87)
Purchase of intangible assets	(184)	(4,595)	(2,365)	(362)
Purchase of short-term investments	(238,714)	(812,086)	(3,256,151)	(499,027)
Maturity of short-term investments	69,357	670,190	2,874,162	440,485
Placement of short-term deposits	—	(270,457)	(215,630)	(33,047)
Maturities of short-term deposits	—	211,967	214,979	32,947
Proceeds from disposal of property and equipment	—	30	—	—
Net cash used in investing activities	(151,821)	(268,956)	(433,083)	(66,372)
Cash flows from financing activities
Dividend Paid	—	(46,602)	—	—
Proceeds from exercise of vested share options	—	1,109	6,615	1,014
Receipt (repayment) of borrowing	—	95,868	(95,868)	(14,692)
Repayment of debt to a related party	(31,900)	—	—	—
Cash received from shareholders	2,705	—	—	—
Net proceeds from issuance of ordinary shares upon IPO	636,170	—	—	—
Cash paid in relation to issuance of ordinary shares upon IPO	—	(2,637)	—	—
Capital injection in subsidiaries from non-controlling shareholders	3,000	3,000	—	—
Purchase of non-controlling interests	—	(2,196)	(1,286)	(197)
Repurchase of ordinary shares	—	—	(54,600)	(8,368)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	—	—	(1,236)	(189)
Cash paid to a related party	(5,000)	—	—	—
Net cash provided by (used in) financing activities	604,975	48,542	(146,375)	(22,432)
Effect of exchange rate changes on cash and cash equivalents	14,473	8,087	(34,034)	(5,216)
Net increase (decrease) in cash and cash equivalents and restricted cash	689,896	33,157	(428,296)	(65,639)
Cash and cash equivalents and restricted cash at the beginning of the year	279,952	969,848	1,003,005	153,717
Cash and cash equivalents and restricted cash at the end of the year	969,848	1,003,005	574,709	88,078
Including:
Cash and cash equivalents at the end of the year	940,298	972,438	504,108	77,258
Restricted cash at the end of the year	29,550	30,567	70,601	10,820
Supplemental disclosures of cash flow information:
Cash paid for income tax	(27,660)	(28,909)	(27,373)	(4,195)
Cash paid for interest expense	(768)	(995)	(76)	(12)
Acquisition of equipment in form of other payable	430	5,997	15,624	2,394

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Viomi Technology Co., Ltd (the “Company”) is a holding company incorporated under the Laws of the Cayman Islands in January 2015. The Company, through its consolidated subsidiaries and “VIEs” (collectively referred to as the “Group”) is primarily engaged in the operation of developing and selling Internet-of-things-enabled (“IoT-enabled”) smart home products in the People’s Republic of China (the “PRC”).

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

Pursuant to the written resolutions of all the shareholders of the Company on August 23, 2018, the Company effected a share split whereby each of the Company’s authorized and outstanding ordinary shares and preferred shares, par value of $0.0001 each, was divided into ten ordinary shares and preferred shares of the same series, par value US$0.00001 each, respectively. All shareholders surrendered 90% of their after-share-split outstanding shares back to the Company for cancellation. After the share split and the surrender of shares for cancellation, the number of the Company’s outstanding ordinary and preferred shares remained unchanged.

In December 2019, the Company established Yunmi Hulian Technology (Guangdong) Co., Ltd. (“Yunmi Hulian”) as a wholly-owned subsidiary of Viomi HK to act as a holding company for future business and investment opportunities.

In October 2020, Codream HK Co., Limited (Hong Kong) (“Codream HK”), one of the Company’s subsidiaries, established Zhumeng Hulian Technology (Guangdong) Co. Ltd. (“Zhumeng Hulian”) as a wholly-owned subsidiary of the Company.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(a)	History and Reorganization (Continued)

In November 2020, the Group entered into an agreement with Sunglow Wealth HK Limited (“Sunglow”) to sell 1% of equity interests of Guangdong Lizi Technology Co. Ltd. (“Guangdong Lizi”) for a consideration of RMB175. Meanwhile, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian.As of December 31, 2020, Sunglow has not yet paid the consideration and as a result, did not have any shareholder’s rights of Guangdong Lizi. The Group therefore did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2020.

As of December 31, 2020, details of the Company’s principal subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 15, 2015	100%	Investment holding
Codream HK	Hong Kong	August 20, 2019	100%	Investment holding
Yunmi Hulian	PRC	December 9, 2019	100%	Investment holding
Zhumeng Hulian	PRC	October 14, 2020	100%	Investment holding
VIEs:
Foshan Viomi	PRC	May 6, 2014	100%	Home appliance development and sales
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business
Subsidiaries of Foshan Viomi:
Guangdong AI Touch Technology Co., Ltd. (“AI Touch”)	PRC	January 30, 2019	VIE’s subsidiary	Home appliance development and sales
Foshan Xiaoxian Hulian Electric Appliances Technology Co., Ltd. (“Foshan Xiaoxian”)	PRC	October 12, 2016	VIE’s subsidiary	Home appliance development and sales
Subsidiaries of Zhumeng Hulian:
Guangdong Lizi	PRC	July 26, 2018	100%	Home appliance development and sales

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(b)	Dual Classes Ordinary Shares and Initial Public Offering (Continued)

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

(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiary

The Company, through Lequan or Yunmi Hulian, entered into the following contractual arrangements with Beijing Viomi, Foshan Viomi and their shareholders, respectively, that enable Lequan or Yunmi Hulian through their PRC subsidiaries to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, through the exercise of the shareholders’ rights under the shareholder voting proxy agreement as the shareholders’ meetings of the VIEs appoint the board of directors of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs through the exclusive consultation and service agreement. Accordingly, Lequan or Yunmi Hulian are considered the primary beneficiaries of the VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

In making the conclusion that Lequan or Yunmi Hulian are the primary beneficiaries of the VIEs, the Company believes Lequan or Yunmi Hulian’s rights under the terms of the option agreement provide them with a substantive kick-out right. As advised by the Company’s PRC legal counsel, the Company believes the terms of the option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the consideration which is the minimum amount permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for Lequan or Yunmi Hulian to currently exercise their rights under the exclusive option agreement.

A simple majority vote of Lequan or Yunmi Hulian’s board of directors is required to pass a resolution to exercise their rights under the option agreement. Lequan or Yunmi Hulian’s rights under the option agreement give them the power to control the shareholders of Foshan Viomi and Beijing Viomi. In addition, Lequan or Yunmi Hulian’s rights under the shareholder voting proxy agreement also reinforce their abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consultation and service agreements and also ensures that consultation and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. Lequan and Yunmi Hulian have the rights to receive substantially all of the economic benefits from the VIEs.

Exclusive consulting and service agreement. In July 2015, Lequan entered into exclusive consultation and service agreements with Foshan Viomi and Beijing Viomi respectively to enable Lequan to receive substantially all of the economic benefits of the VIEs. In April 2020, Lequan assigned and transferred its rights and obligations of Foshan Viomi under the original agreements to Yunmi Hulian, which succeeded Lequan as a party to such agreement and assumed its rights and obligations thereunder. Under the exclusive consultation and service agreements, Lequan or Yunmi Hulian have the exclusive right to provide or designate any entity affiliated with them to provide VIEs the technical and business support services, including information technology support, hardware management and updates, software development, maintenance and updates and other operating services. The exclusive consultation and service agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. The exclusive consultation and service agreement was effective in July 2015 and will remain effective until all equity interests and assets in Foshan Viomi and Beijing Viomi are sold to Lequan or Yunmi Hulian or the party designated by them. Under this arrangement, Lequan or Yunmi Hulian has the sole discretion to receive an annual service fee at an amount up to 100% of the annual net income of Foshan Viomi and Beijing Viomi, respectively. In addition, Lequan or Yunmi Hulian are entitled to receive other technical service fees at the amount mutually agreed upon by them and the respective VIE.

Equity pledge agreement. Pursuant to the equity pledge agreements in July 2015 among Foshan Viomi, Beijing Viomi, all of their shareholders and Lequan, all shareholders of Foshan Viomi and Beijing Viomi agreed to pledge their equity interests in Foshan Viomi or Beijing Viomi to Lequan to secure the performance of the VIEs’ obligations under the existing exclusive purchase option agreement, shareholder voting proxy agreement, exclusive consulting and service agreement and also the equity pledge agreement. The Pledge will remain binding until Foshan Viomi, Beijing Viomi and their shareholders discharge all their obligations under the contractual agreements. In April 2020, Lequan assigned and transferred its rights and obligations under the original agreements to Yunmi Hulian.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiary (Continued)

Exclusive purchase option agreement. Lequan, Foshan Viomi, Beijing Viomi and their shareholders entered into exclusive option agreements in July 2015. In April 2020, Lequan assigned and transferred its rights and obligations under the original agreements to Yunmi Hulian, which succeeded Lequan as a party to such agreement and assumed its rights and obligations thereunder. Pursuant to the exclusive option agreements, the shareholders of Foshan Viomi and Beijing Viomi are obligated to sell their equity interest to Lequan or Yunmi Hulian. Lequan or Yunmi Hulian has the exclusive and irrevocable right to purchase, or cause the shareholders of Foshan Viomi and Beijing Viomi to sell to the party designated by them, in Lequan or Yunmi Hulian’s sole discretion, all of the shareholders’ equity interests or any assets in Foshan Viomi and Beijing Viomi when and to the extent that applicable PRC law permits Lequan or Yunmi Hulian to own such equity interests and assets in Foshan Viomi and Beijing Viomi. The price to be paid  will be the minimum amount of consideration permitted by applicable PRC law at the time when such transaction occurs. All of the shareholders promised and agreed that they will refund the consideration once received to Lequan or Yunmi Hulian or any party designated by them within 10 working days. Also, the shareholders of Foshan Viomi and Beijing Viomi should try their best to help Foshan Viomi and Beijing Viomi develop well and are prohibited from transferring, pledging, intentionally terminating significant contracts or otherwise disposing of any significant assets in Foshan Viomi and Beijing Viomi without Lequan or Yunmi Hulian’s prior written consent. The exclusive option agreement will remain effective until all equity interests and assets in Foshan Viomi and Beijing Viomi are sold to Lequan or Yunmi Hulian or the party designated by them.

Shareholder voting proxy agreement. In July 2015, all of the shareholders of Foshan Viomi and Beijing Viomi have executed a shareholder voting proxy agreement with Lequan, Foshan Viomi and Beijing Viomi, whereby all of the shareholders irrevocably appoint and constitute the person designated by Lequan as their attorney-in-fact to exercise on their behalf any and all rights that the shareholders have in respect of their equity interests in Foshan Viomi and Beijing Viomi. In April 2020, Lequan assigned and transferred its rights and obligations under the original agreement to Yunmi Hulian, which succeeded Lequan as a party to such agreement and assumed its rights and obligations thereunder. The shareholder voting proxy agreement will be indefinitely effective unless all parties decide to terminate it by written agreement.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiary (Continued)

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

In addition, the other shareholder of Beijing Viomi is also a beneficial owner of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of the Foshan Viomi and Beijing Viomi may act contrary to the contractual arrangements, the Company, through Lequan, entered into a shareholder voting proxy agreement with all of the shareholders of Foshan Viomi and Beijing Viomi in July 2015. The shareholder voting proxy agreement with the shareholder of Foshan Viomi has been updated in September 2018 as Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Chen and Tianjin Jinxing to Mr. Chen alone. In April 2020, Lequan assigned and transferred its rights and obligations of Foshan Viomi under the original agreements to Yunmi Hulian, which succeeded Lequan as a party to such agreement and assumed its rights and obligations thereunder. Through the shareholder voting proxy agreement, all shareholders of Foshan Viomi and Beijing Viomi have entrusted the person designated by Lequan or Yunmi Hulian as its proxy to exercise their rights as the shareholders of Foshan Viomi and Beijing Viomi with respect to an aggregate of 100% of the equity interests in Foshan Viomi and Beijing Viomi.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiary (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and its subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements. All transactions and balances between the VIEs and the Group’s subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	802,580	338,748
Restricted cash	30,567	70,551
Short-term deposits	60,000	—
Short-term investments	141,189	579,457
Accounts receivable from third parties (net of allowance of RMB2,006 and RMB9,246 as of December 31, 2019 and 2020, respectively)	316,189	412,118
Accounts receivable from a related party (net of allowance of nil and RMB61 as of December 31, 2019 and 2020, respectively)	707,947	609,094
Other receivable from related parties (net of allowance of nil and RMB9 as of December 31, 2019 and 2020, respectively)	23,944	88,038
Inventories	418,015	392,574
Prepaid expenses and other current assets	61,031	69,583
Long-term deposits due within one year	—	10,000
Total current assets	2,561,462	2,570,163
Property, plant and equipment, net	67,293	61,895
Deferred tax assets	12,276	14,189
Intangible assets, net	4,357	5,781
Prepaid expenses and other non-current assets	11,170	13,507
Right-of-use assets, net	19,593	12,397
Long-term deposits	—	50,000
Total non-current assets	114,689	157,769
Total assets	2,676,151	2,727,932
Accounts and notes payable	1,043,159	860,454
Advances from customers	103,150	109,162
Amounts due to related parties	25,106	124,192
Accrued expenses and other liabilities	308,228	331,312
Short-term borrowing	95,868	—
Income tax payables	33,522	47,242
Lease liabilities due within one year	6,802	6,333
Total current liabilities	1,615,835	1,478,695
Accrued expenses and other liabilities	1,795	3,400
Lease liabilities	13,391	6,484
Total non-current liabilities	15,186	9,884
Total liabilities	1,631,021	1,488,579

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue	2,561,229	4,647,513	5,790,475
Net income	70,232	285,221	162,456

Net cash provided by operating activities	209,690	240,823	218,030
Net cash used in investing activities	(183,262)	(97,702)	(490,270)
Net cash (used in) provided by financing activities	(37,731)	95,933	(98,389)

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.
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

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. On January 1, 2020, the Company adopted ASC326, “Financial Instruments—Credit Losses” using modified retrospective transition approach. The Group provides an allowance against accounts receivable to the amount management reasonably believe will be collected. The Group writes off trade receivable when they are deemed uncollectible.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. Accounts receivable have been grouped based on shared credit risk characteristics and days past due to estimate, taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors.
(k)	Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory costs are calculated on the actual cost basis including expenses that are directly or indirectly incurred in the purchase, and production of manufactured product. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the turnover and age of the products. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive income.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(l)	Long-term deposits

Long-term deposits represent time deposits placed with banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income during the years presented.
(m)	Property, plant and equipment, net

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

(n)	Land use rights

Land use rights are recorded at cost less accumulated amortization and impairment, if any. Amortization is calculated on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate.
(o)	Intangible assets

Intangible assets mainly consist of software and license. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
Software	1 - 10 years
License	3 - 10 years

(p)	Leases

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Revenue recognition

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

The Group’s revenue is primary derived from (i) IoT @ Home portfolio including sweeper robots, air conditioning systems and other smart devices, (ii) Home water solutions, which are composed of smart water purification systems, (iii) consumable products complementary to the Group’s IoT smart home products, such as water purifier filters, (iv) Small appliances and others refer to the value-added businesses. Refer to Note 14 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2018, 2019 and 2020.

1)

The Group conducts its business through various contractual arrangements, the following table disaggregates the Group’s revenue by type of contract for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sales to Xiaomi	1,311,852	2,112,170	2,889,441
—Xiaomi-branded products	1,175,332	1,859,499	2,560,787
—Viomi-branded products	136,520	250,593	326,114
—Rendering services	—	2,078	2,540
Sales to third-party customers	1,249,377	2,535,343	2,936,183
	2,561,229	4,647,513	5,825,624

a)	Sales to Xiaomi

The Group generated a substantial portion of its revenues from sales of products to Xiaomi.

Under the cooperation agreement entered into between the Group and Xiaomi, the Group is responsible for design, research, development, production and delivery of designated products using the brand name of “Xiaomi” (“Xiaomi-branded products”). Xiaomi is responsible for commercial distributions and sales. The Group also sells some Viomi-branded products to Xiaomi.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Revenue recognition (Continued)

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. Water purifiers products were previously entitled to second instalment payments but second instalment payment arrangement has stopped for water purifiers products since the first quarter of 2020. For the years ended December 31, 2018, 2019 and 2020, net revenues earned from second installment payment arrangement represented 9.0%, 5.9% and 3.8% of total revenue from Xiaomi, respectively.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Revenue recognition (Continued)

The Group recognizes revenue for the sales to third-party customers in accordance with the applicable revenue recognition method for each of the distinct performance obligation identified. Sales of products is recognized upon acceptance by customers after delivery. Installation services revenues are recognized when the services are rendered.

2)	Sales returns and sales incentives

-  Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 45 days or 60 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 or 60 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. For the years ended December 31, 2018, 2019 and 2020, the expected sales return was RMB846, RMB12,037 and RMB6,820. Accordingly the Group recognizes an expected return asset of RMB8,572 and RMB4,106, and a refund liability of RMB13,602 and RMB7,707 as of December 31, 2019 and 2020, respectively. The Group would update its estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. The Group would assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired.

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

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. For the years ended December 31, 2018, 2019 and 2020, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Revenue recognition (Continued)
4)	Value added taxes

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

The opening balance of accounts receivable from these key customers as of January 1, 2019 was RMB372,702. As of December 31, 2019 and 2020, accounts and notes receivable were RMB1,026,142 and RMB1,045,753, respectively. During the years ended December 31, 2018, 2019 and 2020, the Group recognized impairments, net of recoveries, for accounts and notes receivable from customers amounted to nil, RMB2,006 and RMB4,475, respectively.

Contract liabilities consist of deferred revenue related to the Group’s provision of installation services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue as of January 1, 2019 was RMB1,276. As of December 31, 2019 and 2020, deferred revenue were RMB7,790 and RMB5,719, respectively. During the years ended December 31, 2018, 2019 and 2020, the Group recognized revenue of installation services amounted to RMB146, RMB1,276 and RMB7,790, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize approximately RMB5,719 of the unearned amount for the Group’s remaining performance obligations related to installation services in 2021.

During the years ended December 31, 2018, 2019 and 2020, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.
(r)	Cost of revenues

Cost of revenues consists primarily of material costs, warranty, consignment manufacturing cost, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products.

(s)	Research and development expenses

Research and development expenses primarily consist of salaries and benefits as well as share-based compensation for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities.
(t)	Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB130,796, RMB106,540 and RMB102,719 for the years ended December 31, 2018, 2019 and 2020. The shipping expenses amounted to RMB140,456, RMB245,329 and RMB247,417 for the years ended December 31, 2018, 2019 and 2020.
(u)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(v)	Government subsidies

Government subsidies represent tax refund and government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive income when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB1,440, RMB35,988 and RMB33,674 of subsidy income for the years ended December 31, 2018, 2019 and 2020, respectively.

(w)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB18,889, RMB23,465 and RMB10,571 for the years ended December 31, 2018, 2019 and 2020.
(x)	Share-based compensation

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(x)	Share-based compensation (Continued)

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
(y)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(z)	Comprehensive income

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
(aa)	Statutory reserves

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(aa)	Statutory reserves (Continued)

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

During the years ended December 31, 2018, 2019 and 2020, appropriations to statutory reserve funds amounted to nil, RMB1,047 and RMB3,464, respectively. Statutory reserve funds amounting to RMB7,297 and RMB10,761 were recognized in additional paid-in capital as of December 31, 2019 and 2020, respectively.
(bb)	Income per share

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
(cc)	Related parties

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
(dd)	Segment reporting

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ee)	Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative-effect increase of RMB2,826, recorded in accumulated deficit.

The Group’s accounts and notes receivable and other receivables from related parties and third parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related accounts and notes receivable and other receivables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the year ended December 31, 2020, the Group recorded expected credit loss of RMB4,484 in general and administrative expenses. As of December 31, 2020, the expected credit loss provision for the accounts and notes receivable and other receivables is RMB9,316.

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable and other receivables from related parties for the year ended December 31, 2020:

Year ended December 31, 2020
RMB
Balance as of December 31, 2019	2,006
Adoption of ASC Topic 326	2,826
Balance as of January 1, 2020	4,832
Current year provision	5,015
Reversals	(531)
Balance as of December 31, 2020	9,316

(ff)	Recently issued accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Accounts and notes receivable from third parties concentration of credit risk as below:

	As of December 31,
	2019		2020
	RMB		RMB
Company A	174,620	55%	221,614	52%
Company B	109,585	35%	164,518	38%

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.	CONCENTRATION AND RISKS (Continued)
(b)	Credit risk (Continued)

Accounts receivable from a related party concentration of credit risk as below:

	As of December 31,
	2019		2020
	RMB		RMB
Xiaomi	707,947	100%	609,094	100%

Other receivables from related parties concentration of credit risk as below:

	As of December 31,
	2019		2020
	RMB		RMB
Xiaomi	23,944	100%	88,038	100%

(c)	Revenue concentration risk

	Year ended December 31,
	2018		2019		2020
	RMB		RMB		RMB
Xiaomi	1,311,852	51%	2,112,170	45%	2,889,441	50%

The revenue generated from Xiaomi included sale of both Xiaomi-branded and Viomi-branded products. Revenue from sale of Viomi-branded products amounted to RMB136,520, RMB250,593 and RMB326,114 for the years ended December 31, 2018, 2019 and 2020, respectively.
4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institution. Cash and cash equivalents balance as of December 31, 2019 and 2020 primarily consist of the following currencies:

	As of December 31, 2019		As of December 31, 2020
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	569,772	569,772	150,967	150,967
US$	57,720	402,666	54,122	353,141
Total		972,438		504,108

5.	RESTRICTED CASH

As of December 31, 2019 and 2020, the Group held restricted cash of RMB30,567 and RMB70,601 respectively in designated bank accounts for issuance of bank acceptance notes.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

6.	SHORT-TERM DEPOSITS

Short-term deposits balance as of December 31, 2019 was primarily denominated in RMB.
7.	SHORT-TERM INVESTMENTS

Short-term investments represent structured deposits with maturities of less than one year. Short-term investments balance as of December 31, 2019 and 2020 is primarily denominated in the following currencies:

	As of December 31, 2019		As of December 31, 2020
		RMB		RMB
	Amount	equivalent	Amount	equivalent
US$	25,087	175,012	12,045	78,594
RMB	141,189	141,189	617,457	617,457
Total		316,201		696,051

8.	INVENTORIES

Inventories consisted of the followings:

	As of December 31,
	2019	2020
	RMB	RMB
Finished goods	232,671	311,316
Raw materials	185,344	128,059
Inventories	418,015	439,375

For the years ended December 31, 2018, 2019 and 2020, the Group recorded write-down of RMB1,059, RMB15,661 and RMB22,577 for obsolete inventories.

9.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2019	2020
	RMB	RMB
Advances to suppliers	43,175	66,421
Other receivables	7,725	17,732
Prepayment for equipment	4,345	13,870
Lease hold improvement	6,825	4,735
Expected return assets	11,212	4,106
Other current assets	202	219
Total	73,484	107,083
Less: non-current portion	(11,170)	(19,803)
Prepaid expenses and other assets-current portion	62,314	87,280

10.	LONG-TERM DEPOSITS

Long-term deposits balance as of December 31, 2020 is primarily denominated in RMB.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Computers and equipment	87,374	133,823
Vehicle	508	508
Total	87,882	134,331
Less: accumulated depreciation	(20,589)	(61,895)
Property, plant and equipment, net	67,293	72,436

The Group had recorded depreciation expense of RMB2,244, RMB15,427 and RMB42,470 for the years ended December 31, 2018, 2019 and 2020, respectively. No impairment was recorded for the years ended December 31, 2018, 2019 and 2020.

12.	LAND USE RIGHTS, NET

In 2020, the Group obtained a land use right in Foshan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows:

As of December 31, 2020
RMB
Land use rights	63,618
Less: Accumulated amortization	(636)
Land use right, net	62,982

The total amortization expense for the year ended December 31, 2020 amounted to approximately RMB636.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Accrued payroll and welfare	69,269	83,190
Freight payable	63,084	70,656
Deposits from suppliers	5,312	30,755
Installation fee payables	21,850	25,714
Product warranty	22,463	22,420
Marketing and promotion expenses	19,223	18,476
Payments for purchase of property	5,997	15,624
Other tax payable	45,217	15,354
Professional fee payables	10,699	9,188
Refund liabilities	18,088	7,707
Deferred revenue	7,790	5,719
Other current liabilities	37,845	34,085
Total	326,837	338,888
Less: non-current portion	(1,795)	(3,400)
Accrued expenses and other liabilities-current portion	325,042	335,488

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2018	12,744
Provided during the year	52,275
Utilized during the year	(42,556)
Balance at December 31, 2019	22,463
Provided during the year	88,375
Utilized during the year	(88,418)
Balance at December 31, 2020	22,420

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	REVENUE

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sales of product
- IoT @ Home portfolio	1,151,095	2,522,189	3,671,717
- Home water solutions	930,178	1,065,166	883,325
- Consumables	141,940	265,844	382,896
- Small appliances and other products	323,381	741,290	792,965
Total of sales of products	2,546,594	4,594,489	5,730,903
Rendering of services	14,635	53,024	94,721
Total	2,561,229	4,647,513	5,825,624

15.	INCOME TAX EXPENSES

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented except for the entities which are qualified  to certified High and New Technology Enterprises (“HNTE”) that are entitled to a favorable statutory tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2019 and 2020 are approximately RMB598,503 and RMB827,531, respectively. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2019 and 2020.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expenses	26,247	52,232	44,813
Deferred tax benefit	(2,186)	(7,042)	(1,492)
Income tax expenses	24,061	45,190	43,321

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income from operations in the PRC	93,910	321,090	200,941
(Loss) income from overseas entities	(4,499)	17,930	16,826
Income before income tax	89,411	339,020	217,767

Tax expense at PRC enterprise income tax rate of 25%	22,353	84,755	54,442
Income tax on tax holiday(1)	(9,632)	(31,493)	(31,074)
Tax effect of permanence differences(2)	(7,871)	(12,147)	(16,895)
Change in valuation allowance(3)	602	1,592	29,780
Effect of share-based compensation	17,492	6,475	10,830
Effect of income tax in jurisdictions other than the PRC	1,117	(3,992)	(3,762)
Income tax expenses	24,061	45,190	43,321

(1)

The income tax on tax holidays represents the effect of preferential income tax rate enjoyed by Foshan Viomi and Guangdong Lizi. Foshan Viomi was qualified as an HNTE and enjoyed the beneficial tax rate of 15% for the three years ended December 31, 2018, 2019 and 2020. Foshan Viomi will need to re-apply for HNTE qualification renewal in 2022. Guangdong Lizi applied for the HNTE qualification and obtained approval in December 2020. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2020, and should apply for HNTE qualification renewal in 2023.

(2)	The permanent book-tax differences mainly consisted of R&D super deductions.
(3)

Valuation allowance for the years ended December 31, 2018, 2019 and 2020 are related to the deferred tax assets of certain group entities which reported loss. The Group believed that it is more likely than not that these the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

The per share effect of the tax holidays are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net income per share effect – basic	0.22	0.13	0.14
Net income per share effect – diluted	0.20	0.13	0.13

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	INCOME TAX EXPENSES (Continued)

Deferred tax assets and deferred tax liabilities

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Accrued expenses and others	9,245	12,466
Net operating loss carry forwards	3,511	32,985
Inventory write downs	1,497	1,463
Deferred income	1,169	201
Total deferred tax assets	15,422	47,114
Less: valuation allowance	(3,146)	(32,926)
Deferred tax assets, net	12,276	14,189

Movement of valuation allowance

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	952	1,554	3,146
Provided	602	1,592	29,780
Balance at end of the year	1,554	3,146	32,926

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

On the same day, the Company effected a share split whereby each of the Company’s then authorized and outstanding ordinary shares and preferred shares, par value of $0.0001 each, was divided into ten ordinary shares and preferred shares of the same series, par value US$0.00001 each, respectively. All shareholders then surrendered 90% of their after-share-split outstanding shares back to the Company for cancellation. After the share split and the surrender of shares for cancellation, the number of the Company’s outstanding ordinary and preferred shares remained unchanged. The par value per ordinary share has been retroactively revised as if it had been adjusted proportion to the share split.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	ORDINARY SHARES (Continued)

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

As of December 31, 2019, the Company had 98,444,732 Class A Ordinary Shares and 110,850,000 Class B Ordinary Shares outstanding, respectively.

During the year ended December 31, 2020, 2,655,669 Class A Ordinary Shares were issued for the exercised share options. In addition, 7,295,454 Class B Ordinary Shares were converted into Class A Ordinary Shares.

In March 2020, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10,000 worth of its ADSs over the following 12 months. The share repurchase may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the year ended December 31, 2020, the Company had repurchased 1,410,723 ADSs (equal to 4,232,169 Class A ordinary shares) for a consideration of US$8,030 on the open market, at a weighted average price of US$5.69 per ADS. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

As of December 31, 2020, the Company had 104,163,686 Class A Ordinary Shares and 103,554,546 Class B Ordinary Shares outstanding, respectively.
17.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES (Continued)
(1)	Adjustment of applicable conversion price upon issuance of additional ordinary shares below the applicable conversion price.
(2)	Adjustments for share dividends, subdivisions, combinations or consolidations of class A ordinary shares.
(3)	Adjustments for other distributions.
(4)	Adjustments for reclassification, exchange and substitution.

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

The redemption price of each Series A Preferred Share and Pre-IPO Class B Ordinary Share shall be the sum of the Series A Preferred Shares and Pre-IPO Class B Ordinary Shares issuance price, respectively, plus 6% compound interest return per annum on the issuance price; plus all declared but unpaid dividends per Series A Preferred Shares and Pre-IPO Class B Ordinary Shares.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES (Continued)

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	REDEEMABLE CONVERTIBLE PREFERRED AND PRE-IPO CLASS B ORDINARY SHARES (Continued)

Liquidation Event

The following events shall be deemed as a liquidation, dissolution or winding up of the Company (each, a “Liquidation Event”):

(i)	any acquisition of the Company (whether by a sale of equity, merger or consolidation) in which in excess of 50% of the Company’s voting power outstanding before such transaction is transferred;
(ii)	a sale of all or substantially all of the Company’s assets and no substantial business operations will be continued by the Company.

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

The change in the balance of Series A Preferred Shares and Pre-IPO Class B Ordinary Shares included in mezzanine equity for the years presented is presented below:

	Series A Preferred Shares	Pre-IPO Class B Ordinary Shares held by the Founder(1)(2)	Pre-IPO Class B Ordinary Shares- owned by Xiaomi(1)	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	151,045	51,376	205,507	407,928
Accretion of preferred shares	6,563	—	—	6,563
Foreign exchange	7,487	2,437	9,743	19,667
Conversion of Series A Preferred Shares and Pre- IPO Class B Ordinary Shares to ordinary shares upon the completion of the IPO on September 25, 2018	(165,095)	(53,813)	(215,250)	(434,158)
Balance as of December 31, 2018, 2019 and 2020	—	—	—	—

(1)

The carrying amount of Pre-IPO Class B Ordinary Shares is higher than the redemption value, which is based on the original investment amount in 2014. Therefore no accretion was recorded for the year ended December 31, 2018.

(2)

Out of the 67,636,364 Pre-IPO Class B Ordinary Shares held by the Founder, 50,727,273 Pre-IPO Class B ordinary shares held by the Founder pursuant to the restricted share arrangement is included in liability award.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Share-based compensation expenses
—Restricted shares owned by the Founder – equity component(a)	826	—	—
—Restricted shares owned by the Founder – liability component(a)	212	—	—
—Restricted shares owned by the Founder on behalf of certain key management founders(a)	14	—	—
—Share options(b)	25,391	43,168	72,203
—Shares awarded to Mr. Chen(c)	90,168	—	—
Total share-based compensation expenses	116,611	43,168	72,203

(a)	Restricted Shares

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

As discussed in note 2(x), after the Reorganization, the unvested awards held by the Founder on his own behalf consisted of a share-based compensation liability measured based on the redemption value and a share option component representing the value of upside potential of the Pre-IPO Class B Ordinary Shares which is accounted for as an equity grant, while the unvested awards held by the Founder on behalf of certain key management founders continue to be equity-classified.

A summary of the Restricted Shares activity for the years presented is presented below:

	Number of shares
	Restricted Shares held by the Founder on behalf of certain key management founders	Restricted Shares held by the Founder on his own behalf	Total
Outstanding at January 1, 2018	8,454,546	16,909,091	25,363,637
Surrender and cancellation(1)	(5,918,182)	—	(5,918,182)
Vested	(2,536,364)	(16,909,091)	(19,445,455)
Outstanding at December 31, 2018, 2019 and 2020	—	—	—
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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION (Continued)

The table below shows the details of the movement of liability-classified awards with respect to unsettled 33,818,182 restricted shares granted to the Founder for the years presented:

Liability-classified Awards (RMB)
Restricted Shares held by the Founder on his own behalf
Outstanding at January 1, 2018	4,738
Share-based compensation expenses	212
Foreign currency translation adjustment	408
Conversion of Restricted Shares to ordinary shares upon the completion of the IPO on September 25, 2018	(5,358)
Outstanding at December 31, 2018, 2019 and 2020	—

(b)	Share options

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

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan. As of December 31, 2020, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 21,843,675.

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

For the year ended December 31, 2020, the Company granted 19,175,500 share options to employees pursuant to the 2018 Share Incentive Plan. With respect to the share options granted, 40% of the options will be vested after 24 months of the grant date and the remaining 60% will be vested in three equal installments over the following 36 months.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2018 and 2020 are summarized in the following table:

	Year ended December 31,
	2018	2020
Risk-free interest rate	3.62%~3.92%	2.20%~3.30%
Expected volatility	45.51%~46.99%	41.30%~43.62%
Expected life of option (years)	10	10
Expected dividend yield	—	—
Fair value per ordinary share	US$1.61~US$3.30	US$1.04~US$1.47

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity under the 2015 and 2018 Share Incentive Plan for the years ended December 31, 2018, 2019 and 2020 is included in the table below.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding at January 1, 2018	7,540,000	0.25	8.65	3,697
Granted	6,130,000	0.64
Forfeited	(410,000)	0.43
Outstanding at December 31, 2018	13,260,000	0.43	8.40	18,705
Forfeited	(400,000)	0.96
Exercised	(1,494,732)	0.17
Outstanding at December 31, 2019	11,365,268	0.44	7.59	17,737
Granted	19,175,500	0.86
Forfeited	(1,778,500)	0.60
Exercised	(2,655,669)	0.48
Outstanding at December 31, 2020	26,106,599	0.74	8.08	30,299
Exercisable as of December 31, 2020	7,344,099	0.37	6.37	8,153
Expected to vest as of December 31, 2020	17,003,750	0.88	8.74	20,206

The weighted average grant date fair value of options granted for the years ended December 31, 2018 and 2020 was RMB18.23 (US$2.66) and RMB8.31 (US$1.27) per option, respectively.

As of December 31, 2020, there was RMB99,975 of unrecognized compensation expenses related to the options.

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

On May 6, 2020, the Company issued 1,000,000 Class A ordinary shares at par value to Mr. Chen’s wholly-owned entity Viomi Limited to award his contribution to the Company’s development. Such shares will be graded vested in the following 5 years. The issuance of such shares is accounted for as a share-based compensation to Mr. Chen.

The issuance date fair value was approximately US$1.17 per share.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

For the year ended December 31, 2018, the Group has determined that its convertible redeemable Pre-IPO Class B Ordinary Shares, convertible redeemable Series A Preferred Shares and unvested Class A ordinary shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The holders of the Pre-IPO Class B Ordinary Shares, Series A Preferred Shares and unvested Class A ordinary shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income attributable to ordinary shareholders of the Company	50,544	292,170	173,324

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	71,771,033	208,156,507	208,812,049
Dilutive effect of share options	7,819,747	7,699,070	6,811,724
Denominator for diluted calculation	79,590,780	215,855,577	215,623,773

Basic net income per ordinary share	0.70	1.40	0.83
Diluted net income per ordinary share	0.64	1.35	0.80

20.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Mr. Chen	Founder
Xiaomi	Shareholder of the Group
Foshan Wanwuhulian Trade Co., Ltd. (“Foshan Wanwuhulian”)	Controlled by the Founder

The Group’s relationship with Xiaomi

Xiaomi is The Group’s strategic partner and shareholder.

The Group’s sales to Xiaomi is governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of such products through their network and sales channels.

The Group also sells products through Xiaomi’s online e-commerce channel Xiaomiyoupin.com, and is charged of commissions pursuant to a commission sales agreement.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	RELATED PARTY TRANSACTIONS (Continued)

Transaction with Xiaomi

Business cooperation agreement

The current business corporation agreement entered into in 2019 with Xiaomi governs all the Group’s sales to Xiaomi. It expired in November 2020 and has been automatically extended for a successive one-year period to November 2021.

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

Youpin commission sales agreement

The Group has entered into a commission sales agreement with Xiaomi for the sale of the Group’s own branded products on an E-platform operated by Xiaomi, namely Youpin. The commission sales agreement expired on December 31, 2020 and has been renewed up to December 31, 2021. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, the Group shall pay a service fee, calculated as certain portion of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of the Group’s products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or the Group’s official offline sales channel, including in the event of sales or promotion.

(1)	Amount due from/to related parties

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable from a related party:
Xiaomi(a)	707,947	609,094

Other receivables from related parties:
Sales receivable from Xiaomi(b) (c)	23,908	88,029
Other receivables from Xiaomi	36	9
Total	23,944	88,038

Amounts due to related parties:
Advertising and promotion expenses payable to Xiaomi(c)	12,919	—
Purchase payable to Xiaomi(a)	12,187	2,463
Purchase payable to Foshan Wanwuhulian(d)	—	121,321
Research and development expenses payable to Xiaomi	—	408
Total	25,106	124,192

(2)	Purchase from related parties

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Xiaomi(a)	18,235	43,037	50,843
Foshan Wanwuhulian(d)	—	15,422	469,950
Total	18,235	58,459	520,793

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	RELATED PARTY TRANSACTIONS (Continued)
(3)	Revenue from a related party

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Xiaomi(a)	1,311,852	2,112,170	2,889,441

(4)	Research and development expenses

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Xiaomi	—	657	1,915

(5)	Selling and marketing expenses

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Commission expenses charged by Xiaomi(b)	20,824	58,874	77,163
Advertising and promotion expenses charged by Xiaomi(c)	3,774	22,977	20,060
Total	24,598	81,851	97,223

(6)	Interest expenses

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Xiaomi(e)	440	—	—

(7)	Interest income

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Xiaomi(f)	107	—	—

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

(c)

Foshan Viomi sells its own brand products on the E-platform of Xiaomi, which provides advertising and promotion service. The amount due from Xiaomi represents sales receivable net of advertising and promotion service in 2020.

(d)	Foshan Viomi purchases products from Foshan Wanwuhulian for trading during the year ended December 31, 2020.
(e)

Interest expense represents the expense of a loan provided by Xiaomi. The loan is RMB31,900 with an interest rate of 5.52% per annum. The loan term is 3 months and will be automatically extended by another 3 months if the two parties do not raise any objections on the maturity date. The loan has been settled in 2018.

(f)

Interest income represents interest from a loan provided to Xiaomi. The loan is US$5,000 with an interest rate of 3-month Libor add 10bps. The loan term is 3 months and will be automatically extended by another 3 months if the two parties do not raise any objections on the maturity date. The loan has been settled in 2018.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2019 and 2020 except for short-term investments (Note 7).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2019 and 2020:

	Level 1	Level 2	Level 3	Total
As of December 31, 2020
Short-term investments (i)	—	696,051	—	696,051
As of December 31, 2019
Short-term investments (i)	—	316,201	—	316,201

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

22.	LEASES

The Group’s operating leases are principally for office space, facilities and self-run offline stores. At December 31, 2020, The Group’s operating leases had a weighted average discount rate of 4.75% and a weighted-average remaining lease term of 2.5 years.

The components of  lease expense were as follows:

	Year ended December 31,
	2019	2020
Lease cost
Operating lease expense	7,434	9,472
Short-term lease expense (i)	798	876
Total lease cost	8,232	10,348

(i) Includes leases with a term of one year or less.

Supplemental cash flow information for  leases was as follows:

	Year ended December 31,
	2019	2020
Operating cash flows relating to operating leases	7,553	10,203
Lease liabilities arising from obtaining right-of-use assets	17,427	7,890

As of December 31, 2020, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental RMB
2021	9,725
2022	8,547
2023	4,250
Total future minimum rental payment	22,522
Less amount representing imputed interest	(1,348)
Present value of future minimum rental payments	21,174
Less current portion, recorded in other current liabilities	(9,481)
Long-term lease liabilities, recorded in other long-term liabilities	11,693

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except shares, ADS, per share and per ADS data)

23.	COMMITMENTS AND CONTINGENCIES

Operating commitments

As of December 31, 2020, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2021	2,292
2022	2,653
2023	2,776
2024 and after	244
7,965

The operating commitments as of December 31, 2020 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities.

(b)	Capital and other commitment

As of December 31, 2020, the Group had no outstanding capital commitments.

(c)	Legal proceedings

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

24.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB31,395 and RMB61,852 as of December 31, 2019 and 2020. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2020, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2020 and the condensed financial information of the Company are not required to be presented.