Form 20-F
period 2021-12-31
Viomi Technology Co., Ltd
filed 2022-04-27
CIK 1742770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

As of December 31, 2021, there were 208,731,326 ordinary shares issued and outstanding, being the sum of (i) 105,516,779 Class A ordinary shares, par value US$0.00001 per share (excluding 13,813,185 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans), and (ii) 103,214,547 Class B ordinary shares, par value US$0.00001 per share.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes   ☐  No

i

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
•

“Viomi,” “we,” “us,” “our Company” and “our” are to Viomi Technology Co., Ltd, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and the subsidiaries of our VIEs in China;

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the IoT-enabled smart home products market and the home appliances market in China;
•	the expected development of our overseas business;
•	the expected growing application of AI technology in smart home products;
•	our expectations regarding our relationships with our ecosystem partners;
•	our expectations regarding the success of our sales channel expansion and optimization;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry or any aspect of our operations.

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

Our Holding Company Structure and VIE Contractual Arrangements

Viomi Technology Co., Ltd is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in our VIEs. We conduct our operations in China through (i) our WFOEs and (ii) our VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet and other related businesses in China. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other qualifications and requirements under related regulations in China. Accordingly, we operate this business in China through our VIEs, and rely on contractual arrangements among our WFOEs, our VIEs and the nominee shareholders of the VIEs to control the business operations of our VIEs. Our VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by our VIEs accounted for 100%, 99.4% and 91.6% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Viomi” refers to Viomi Technology Co., Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China, Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi and Beijing Yunmi Technology Co., Ltd., or Beijing Viomi. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements have been entered into by and among our WFOEs, our VIEs and their respective shareholders, including (i) shareholder voting proxy agreements and equity pledge agreements, which provide us with effective control over our VIEs in China, (ii) exclusive consultation and service agreements, which allow us to receive economic benefits from our VIEs in China, (iii) exclusive option agreements, which provide us with the option to purchase the equity interests in, and assets of, our VIEs, and (iv) equity pledge agreements, under which the shareholders of our VIEs have pledged 100% equity interests in our VIEs to our WFOEs to secure shareholders’ obligations under the exclusive option agreements, the shareholder voting proxy agreements and the equity pledge agreements. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and we may incur substantial costs to enforce the terms of the arrangements. All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. These arrangements have not been tested in arbitral tribunals or courts. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States, and the uncertainties involved in it could limit our ability to enforce these contractual arrangements. Further, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operation control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our WFOEs and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and their subsidiaries and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China, and identifies the registered public accounting firms in Mainland China that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. Under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Cash Flows through Our Organization

Viomi Technology Co., Ltd is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Viomi Technology Co., Ltd’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our VIEs.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Viomi Technology Co., Ltd. In addition, our PRC subsidiaries are permitted to pay dividends to Viomi Technology Co., Ltd only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

Under PRC laws and regulations, our PRC subsidiaries and our VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by our PRC subsidiaries out of Mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and declaration and payment of withholding tax. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entities in which we have no legal ownership. Our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. In addition, under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, undistributed profits earned by foreign-invested enterprises, or FIEs, prior to January 1, 2008 are exempted from any withholding tax, while profits of a FIE generated in or after 2008 that are distributed to its immediate holding company outside Mainland China are subject to withholding tax at a rate of 10%, unless the foreign holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For example, a holding company in Hong Kong, subject to approval of the PRC local tax authority, will be eligible to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC FIE distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China— Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment,” and “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC law, Viomi Technology Co., Ltd and its offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2019, 2020 and 2021, Viomi Technology Co., Ltd and its offshore subsidiaries extended loans with outstanding principal amount of RMB383.7 million, RMB358.9 million and RMB350.7 million (US$55.0 million), respectively, to our VIEs.

Our VIEs may transfer cash to our relevant WFOEs by paying service fees according to the exclusive consultation and service agreements. Our VIEs agree in the respective exclusive consultation and service agreements to pay our WFOEs an annual service fee at an amount that is equal to 100% of their respective annual net income or the amount which is adjusted in accordance with our relevant WFOE’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOEs have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. In 2019, 2020 and 2021, our WFOE did not collect service fees from our VIEs in China under the exclusive consultation and service agreements.

For asset/cash flows other than the cash flows discussed above transferred through our organization in the years ended December 31, 2019, 2020 and 2021, please refer to “Item 3. Key Information—A. Selected Financial Data—Selected Financial Information Related to the VIEs—Selected Condensed Consolidated Cash Flows Data.”

In the year ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors other than the special cash dividend of US$0.0333 per ordinary share (or US$0.1 per ADS) on our outstanding ordinary shares declared by our board of directors on March 18, 2019. We do not intend to have any of its subsidiaries located in PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries in their operations or transferred by such subsidiaries to our VIEs and their subsidiaries for their operations.

For the years ended December 31, 2019, 2020 and 2021, no dividend or distribution was made to Viomi Technology Co., Ltd or its offshore subsidiaries by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
(Statutory Tax and Standard Rates)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)

Under the terms of the contractual arrangements between our PRC subsidiaries, our VIEs and shareholders of our VIEs, our PRC subsidiaries may charge our VIEs for services provided. These fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The EIT Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible expenses for our VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and our VIEs in China, including, among others, the business licenses, the hygiene licenses and the VATS License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, we and our VIEs may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations and selected consolidated statements of cash flows data for the years ended December 31, 2019, 2020 and 2021 and selected consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and the selected consolidated statements of operations and selected consolidated statements of cash flows data for 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues(1)	873,219	2,561,229	4,647,513	5,825,624	5,303,835	832,288
Cost of revenues	(598,036)	(1,843,432)	(3,565,109)	(4,742,668)	(4,105,767)	(644,285)
Gross profit	275,183	717,797	1,082,404	1,082,956	1,198,068	188,003
Operating expenses(2):
Research and development expenses(2)	(60,749)	(124,230)	(204,942)	(265,680)	(311,786)	(48,926)
Selling and marketing expenses(2)	(95,296)	(379,554)	(529,212)	(597,176)	(751,011)	(117,850)
General and administrative expenses(2)	(15,818)	(135,532)	(73,061)	(68,914)	(97,730)	(15,336)
Total operating expenses	(171,863)	(639,316)	(807,215)	(931,770)	(1,160,527)	(182,112)
Other income	2,236	1,829	35,880	32,795	27,128	4,257
Income from operations	105,556	80,310	311,069	183,981	64,669	10,148
Interest income and short-term investment income	2,402	8,846	26,109	31,968	28,589	4,486
Income before income tax expenses	107,958	89,411	339,020	217,767	94,630	14,849
Income tax expenses	(14,718)	(24,061)	(45,190)	(43,321)	(5,739)	(901)
Net income	93,240	65,350	293,830	174,446	88,891	13,948
Net income attributable to the Company	93,240	65,358	292,170	173,324	88,605	13,903
Net income attributable to ordinary shareholders of the Company	8,033	50,544	292,170	173,324	88,605	13,903
Net income per share attributable to ordinary shareholders of the Company:
Net income per ordinary share—basic	0.39	0.70	1.40	0.83	0.42	0.07
Net income per ordinary share—diluted	0.31	0.64	1.35	0.80	0.40	0.06
Weighted average number of ordinary shares used in computing net income per share:
Ordinary shares—basic	20,684,681	71,771,033	208,156,507	208,812,049	209,551,821	209,551,821
Ordinary shares—diluted	25,579,806	79,590,780	215,855,577	215,623,773	220,735,997	220,735,997

Notes:

(1)

Included RMB739.5 million, RMB1,311.9 million, RMB2,112.2 million, RMB2,889.4 million and RMB2,295.6 million (US$360.2 million) from sales to Xiaomi for the year ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	3,303	93,718	7,282	11,303	9,130	1,433
Research and development expenses	1,903	14,476	23,564	49,996	32,609	5,117
Selling and marketing expenses	615	8,417	12,322	10,904	5,666	889
Total	5,821	116,611	43,168	72,203	47,405	7,439

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018, 2019, 2020 and 2021.

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	279,952	940,298	972,438	504,108	586,955	92,106
Amounts receivable from a related party, net	249,548	260,984	707,947	609,094	320,939	50,362
Short-term investments	—	168,993	316,201	696,051	828,867	130,067
Total current assets	665,431	1,902,728	2,907,615	2,931,899	2,945,773	462,256
Total assets	671,565	1,923,068	3,022,473	3,179,519	3,276,714	514,188
Total current liabilities	432,385	851,685	1,632,840	1,634,107	1,594,528	250,216
Total liabilities	432,845	852,203	1,648,026	1,649,200	1,625,787	255,121
Total mezzanine equity	407,928	—	—	—	—	—
Pre-IPO Class A ordinary shares	2	—	—	—	—	—
Class A ordinary shares	—	5	6	6	6	1
Class B ordinary shares	—	7	6	6	6	1
Total shareholders’ (deficit) equity	(169,208)	1,070,865	1,374,447	1,530,319	1,650,927	259,067

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	123,906	222,269	245,484	185,196	308,968	48,485
Net cash used in investing activities	(1,234)	(151,821)	(268,956)	(433,083)	(265,321)	(41,636)
Net cash provided by/(used in) financing activities	2,671	604,975	48,542	(146,375)	17,133	2,687
Effect of exchange rate changes on cash and cash equivalents	(2,321)	14,473	8,087	(34,034)	(12,703)	(1,993)
Net increase/(decrease) in cash and cash equivalents and restricted cash	123,022	689,896	33,157	(428,296)	48,077	7,543
Cash and cash equivalents and restricted cash at the beginning of the year	156,930	279,952	969,848	1,003,005	574,709	90,186
Cash and cash equivalents and restricted cash at the end of the year	279,952	969,848	1,003,005	574,709	622,786	97,729

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021.

Selected Financial Information Related to the VIEs

Set forth below are the condensed consolidated schedule showing the financial position as of December 31, 2019, 2020 and 2021, and results of operations and cash flows for the years ended December 31, 2019, 2020 and 2021 for (i) Viomi Technology Co., Ltd, or the Company; (ii) our WFOEs (which are the primary beneficiary of the VIEs) and WFOEs’ subsidiary; (iii) our other equity subsidiaries (excluding our WFOEs and their subsidiary); (iv) the VIEs and their subsidiaries; (v) eliminating adjustments; and (vi) consolidated totals.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and its Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Inter-company revenues (1)	—	1,217,576	241,923	131,379	(1,590,878)	—
Related-party and third-party revenues	—	444,421	—	4,859,414	—	5,303,835
Total revenues	—	1,661,997	241,923	4,990,793	(1,590,878)	5,303,835
Cost of revenues	—	(1,304,955)	(225,445)	(4,162,277)	1,586,910	(4,105,767)
Research and development expenses (2)	—	(66,340)	(26,497)	(222,065)	3,116	(311,786)
Selling and marketing expenses	—	(77,071)	(27,188)	(646,752)	—	(751,011)
General and administrative expenses	(6,306)	(10,645)	(2,900)	(77,879)	—	(97,730)
Total operating expenses	(6,306)	(154,056)	(56,585)	(946,696)	3,116	(1,160,527)
Other income	—	3,878	1,727	21,523	—	27,128
Equity in gain/(loss) of subsidiaries/VIEs (3)	78,366	(101,065)	(61,780)	—	84,479	—
Income from operations	72,060	105,799	(100,160)	(96,657)	83,627	64,669
Interest (expenses)/income and short-term investment income-net (4)	14,280	(3,782)	(640)	18,886	(155)	28,589
Other non-operating income/(loss)	2,421	—	—	(1,049)	—	1,372
Income before income tax expenses	88,761	102,017	(100,800)	(78,820)	83,472	94,630
Income tax expenses/(credit)	—	(23,651)	—	17,912	—	(5,739)
Net income	88,761	78,366	(100,800)	(60,908)	83,472	88,891
Less: Net income attributable to the non-controlling interest shareholders	—	—	—	286	—	286
Net income attributable to the Company	88,761	78,366	(100,800)	(61,194)	83,472	88,605

	For the Year Ended December 31, 2020
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and its Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Inter-company revenues (1)	—	185,166	30,643	25,994	(241,803)	—
Related-party and third-party revenues	—	27,515	7,634	5,790,475	—	5,825,624
Total revenues	—	212,681	38,277	5,816,469	(241,803)	5,825,624
Cost of revenues	—	(178,054)	(34,020)	(4,770,877)	240,283	(4,742,668)
Research and development expenses (2)	—	(14,788)	(6,248)	(246,163)	1,519	(265,680)
Selling and marketing expenses	—	(1,376)	(3,544)	(592,256)	—	(597,176)
General and administrative expenses	(6,183)	(486)	(2,106)	(60,139)	—	(68,914)
Total operating expenses	(6,183)	(16,650)	(11,898)	(898,558)	1,519	(931,770)
Other income/(expenses)	—	188	(5)	32,612	—	32,795
Equity in gain of subsidiaries/VIEs (3)	156,823	142,630	151,786	—	(451,239)	—
Income from operations	150,640	160,795	144,140	179,646	(451,240)	183,981
Interest income/(expenses) and short-term investment income-net (4)	20,364	(3,665)	(1,501)	16,761	9	31,968
Other non-operating income/(loss)	2,312	—	—	(494)	—	1,818
Income before income tax expenses	173,316	157,130	142,639	195,913	(451,231)	217,767
Income tax expenses	—	(307)	(9)	(43,005)	—	(43,321)
Net income	173,316	156,823	142,630	152,908	(451,231)	174,446
Less: Net income attributable to the non-controlling interest shareholders	—	—	—	1,122	—	1,122
Net income attributable to the Company	173,316	156,823	142,630	151,786	(451,231)	173,324

	For the Year Ended December 31, 2019
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and its Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Inter-company revenues (1)	—	—	—	—	—	—
Related-party and third-party revenues	—	—	—	4,647,513	—	4,647,513
Total revenues	—	—	—	4,647,513	—	4,647,513
Cost of revenues	—	—	—	(3,565,109)	—	(3,565,109)
Research and development expenses	—	—	—	(204,942)	—	(204,942)
Selling and marketing expenses	—	—	(8)	(529,204)	—	(529,212)
General and administrative expenses	(6,462)	(172)	(533)	(65,894)	—	(73,061)
Total operating expenses	(6,462)	(172)	(541)	(800,040)	—	(807,215)
Other income	—	—	—	35,880	—	35,880
Equity in gain of subsidiaries/VIEs (3)	274,326	274,231	274,766	—	(823,323)	—
Income from operations	267,864	274,059	274,225	318,244	(823,323)	311,069
Interest income and short-term investment income-net (4)	22,453	267	6	3,372	11	26,109
Other non-operating income	1,842	—	—	—	—	1,842
Income before income tax expenses	292,159	274,326	274,231	321,616	(823,312)	339,020
Income tax expenses	—	—	—	(45,190)	—	(45,190)
Net income	292,159	274,326	274,231	276,426	(823,312)	293,830
Less: Net income attributable to the non-controlling interest shareholders	—	—	—	1,660	—	1,660
Net income attributable to the Company	292,159	274,326	274,231	274,766	(823,312)	292,170

Notes:

(1)	It represents the elimination of inter-company transactions among the VIEs and our subsidiaries.

Inter-company revenues between VIEs and other subsidiaries.

VIEs sell certain products to other subsidiaries. For the years ended 31 December, 2019, 2020 and 2021, the inter-company sales recognized by VIEs to equity subsidiaries are nil, RMB12.6 million and RMB131.3 million, respectively. Additionally, the inter-company sales recognized by VIEs to primary beneficiary of VIEs and their subsidiaries for the year ended 31 December, 2019, 2020 and 2021 are nil, RMB13.4 million and RMB0.1 million, respectively.

In 2019, 2020 and 2021, primary beneficiary of VIEs and their subsidiary did not charge any service fee from our VIEs in China under the exclusive consultation and service agreements.

(2)

WFOE I collected research and development fees from our VIEs in China and recognized as revenue in amounts of nil, RMB1.5 million and RMB3.1 million (US$486.5 thousand), respectively, under the research and development agreements. No amount of such transaction is unsettled.

(3)	It represents the elimination of the investment in VIEs and subsidiaries by the Company.
(4)	It represents the elimination of finance costs of loans among the Company, the VIEs and our subsidiaries charged at the consolidation level.

Selected Condensed Consolidated Balance Sheets Data

	For the Year Ended December 31, 2021
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and its Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	11,021	137,910	84,470	353,554	—	586,955
Short-term investments	—	8,158	365	820,344	—	828,867
Accounts receivable from third parties	—	97,522	45	204,769	—	302,336
Accounts receivable from a related party	—	—	—	320,939	—	320,939
Inventories	—	180,017	34,800	362,385	(851)	576,351
Amounts due from Group companies(1)	609,099	460,457	14,819	232,203	(1,316,578)	—
Investments in subsidiaries (2)	1,041,107	974,511	—	—	(2,015,618)	—
Investments in VIEs (2)	—	—	888,489	—	(888,489)	—
Other assets	1,433	72,391	203,873	383,569	—	661,266
Total assets	1,662,660	1,930,966	1,226,861	2,677,763	(4,221,536)	3,276,714
Liabilities
Accounts and notes payable	—	522,015	1,127	545,966	—	1,069,108
Accrued expenses and other liabilities	10,501	34,252	36,135	292,388	—	365,249
Amounts due to Group companies (1)	4,754	289,188	198,332	824,304	(1,316,578)	—
Other liabilities	—	44,404	16,491	122,508	—	191,430
Total Liabilities	15,255	889,859	252,085	1,785,166	(1,316,578)	1,625,787
Total equity attributable to shareholders of the Company	1,647,405	1,041,107	974,776	889,075	(2,904,958)	1,647,405
Non-controlling interests	—	—	—	3,522	—	3,522
Total shareholders’ equity	1,647,405	1,041,107	974,776	892,597	(2,904,958)	1,650,927
Total liabilities and shareholders’ equity	1,662,660	1,930,966	1,226,861	2,677,763	(4,221,536)	3,276,714

	For the Year Ended December 31, 2020
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and its Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	9,126	129,489	26,745	338,748	—	504,108
Short-term investments	—	116,594	—	579,457	—	696,051
Accounts receivable from third parties	—	13,004	2,230	412,118	—	427,352
Accounts receivable from a related party	—	—	—	609,094	—	609,094
Inventories	—	43,316	3,485	392,574	—	439,375
Amounts due from Group companies (1)	626,421	103,071	18,317	106,956	(854,765)	—
Investments in subsidiaries (2)	905,250	956,099	—	—	(1,861,349)	—
Investments in VIEs (2)	—	—	895,471	—	(895,471)	—
Other assets	5,785	26,258	75,555	395,941	—	503,539
Total assets	1,546,582	1,387,831	1,021,803	2,834,888	(3,611,585)	3,179,519
Liabilities
Accounts and notes payable	—	137,575	3,342	860,454	—	1,001,371
Accrued expenses and other liabilities	14,765	17,042	4,825	302,256	—	338,888
Amounts due to Group companies (1)	4,734	314,033	55,940	480,058	(854,765)	—
Other liabilities	—	13,931	1,597	293,413	—	308,941
Total Liabilities	19,499	482,581	65,704	1,936,181	(854,765)	1,649,200
Total equity attributable to shareholders of the Company	1,527,083	905,250	956,099	895,471	(2,756,820)	1,527,083
Non-controlling interests	—	—	—	3,236	—	3,236
Total shareholders’ equity	1,527,083	905,250	956,099	898,707	(2,756,820)	1,530,319
Total liabilities and shareholders’ equity	1,546,582	1,387,831	1,021,803	2,834,888	(3,611,585)	3,179,519

Notes:

(1)It represents the elimination of inter-company balances among the Company, the VIEs and our subsidiaries.

(2)It represents the elimination of the investment in VIEs and subsidiaries by the Company.

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and its Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	741,070	106,501	52,188	(899,759)	—
Purchases of goods and services from Group companies (1)	—	(52,447)	(188)	(847,124)	899,759	—
Other operating activities	(8,419)	(775,024)	(156,449)	1,248,860	—	308,968
Net cash (used in)/provided by operating activities	(8,419)	(86,401)	(50,136)	453,924	—	308,968
Loans to Group companies	(16,131)	—	—	(83,348)	99,479	—
Repayment of loans from Group companies	25,807	—	—	23	(25,830)	—
Receipt of advances repayment from Group companies	—	156,406	—	—	(156,406)	—
Investment in subsidiaries	—	(64,678)	—	—	64,678	—
Other investing activities	—	24,682	(56,069)	(233,934)	—	(265,321)
Net cash provided by/(used in) investing activities	9,676	116,410	(56,069)	(317,259)	(18,079)	(265,321)
Capital contribution from Group companies	—	—	64,678	—	(64,678)	—
Repayment for advances from Group companies	—	—	—	(156,406)	156,406	—
Repayment for loans from Group companies	—	(25,807)	(23)	—	25,830	—
Borrowings under loans from Group companies	—	16,201	83,278	—	(99,479)	—
Other financing activities	852	175	16,106	—	—	17,133
Net cash provided by/(used in) financing activities	852	(9,431)	164,039	(156,406)	18,079	17,133
Effect of exchanges rates on cash and cash equivalents	(214)	(4,512)	(159)	(7,818)	—	(12,703)
Net increase/(decrease) in cash and cash equivalents	1,895	16,066	57,675	(27,559)	—	48,077
Cash and cash equivalents and restricted cash at beginning of year	9,126	129,489	26,795	409,299	—	574,709
Cash and cash equivalents and restricted cash at end of year	11,021	145,555	84,470	381,740	—	622,786

	For the Year Ended December 31, 2020
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and its Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	140,799	28,913	7,469	(177,181)	—
Purchases of goods and services from Group companies (1)	—	—	(7,469)	(169,712)	177,181	—
Other operating activities	(6,963)	72,215	(98,086)	218,030	—	185,196
Net cash (used in)/provided by operating activities	(6,963)	213,014	(76,642)	55,787	—	185,196
Loans to Group companies	(83,062)	—	—	(32,483)	115,545	—
Receipt of repayment of loans to Group companies	—	—	—	12,562	(12,562)	—
Capital contribution to Group companies	—	(70,555)	—	—	70,555	—
Payments for advances to Group companies	(70)	(154,557)	—	—	154,627	—
Restructuring of Guangdong Lizi Technology Co., Ltd., from VIE to an Equity Subsidiary	—	10,483	—	(10,483)	—	—
Other investing activities	—	57,269	(82)	(490,270)	—	(433,083)
Net cash provided by/(used in) investing activities	(83,132)	(157,360)	(82)	(520,674)	328,165	(433,083)
Capital contribution from Group companies	—	—	70,555	—	(70,555)	—
Borrowings under loans from Group companies	—	83,062	32,483	—	(115,545)	—
Repayment for loans from Group companies	—	(12,562)	—	—	12,562	—
Receipt of advances from Group companies	—	70	—	154,557	(154,627)	—
Other financing activities	(47,985)	—	—	(98,390)	—	(146,375)
Net cash (used in)/provided by financing activities	(47,985)	70,570	103,038	56,167	(328,165)	(146,375)
Effect of exchanges rates on cash and cash equivalents	(8,268)	(10,638)	—	(15,128)	—	(34,034)
Net (decrease)/increase in cash and cash equivalents	(146,348)	115,586	26,314	(423,848)	—	(428,296)
Cash and cash equivalents and restricted cash at beginning of year	155,474	13,902	482	833,147	—	1,003,005
Cash and cash equivalents and restricted cash at end of year	9,126	129,488	26,796	409,299	—	574,709

	For the Year Ended December 31, 2019
	The Company	Equity Subsidiaries	Primary Beneficiary of VIEs and their Subsidiary	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash provided by operating activities (1)	4,887	805	(1,031)	240,823	—	245,484
Loans to Group companies	(344,498)	—	—	(1,482)	345,980	—
Repayment of loans from Group companies	6,754	—	—	—	(6,754)	—
Other investing activities	—	(171,254)	—	(97,702)	—	(268,956)
Net cash used in investing activities	(337,744)	(171,254)	—	(99,184)	339,226	(268,956)
Repayment for loans from Group companies	—	(6,754)	—	—	6,754	—
Borrowings under loans from Group companies	—	182,776	1,482	161,722	(345,980)	—
Other financing activities	(48,130)	739	—	95,933	—	48,542
Net cash (used in)/provided by financing activities	(48,130)	176,761	1,482	257,655	(339,226)	48,542
Effect of exchanges rates on cash and cash equivalents	4,468	740	—	2,879	—	8,087
Net (decrease)/increase in cash and cash equivalents	(376,519)	7,052	451	402,173	—	33,157
Cash and cash equivalents and restricted cash at beginning of year	531,993	6,850	31	430,974	—	969,848
Cash and cash equivalents and restricted cash at end of year	155,474	13,902	482	833,147	—	1,003,005

Notes:

(1)Cash flows within our group in operating activities

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Cash paid by VIEs to equity subsidiaries for purchasing of goods and service	—	(140,799)	(740,939)
Cash paid by VIEs to primary beneficiary of VIEs and their subsidiaries for purchasing of goods and service	—	(28,913)	(106,185)
Cash received by VIEs from equity subsidiaries for rendering of goods and service	—	—	52,131
Cash received by VIEs from primary beneficiary of VIEs and their subsidiaries for rendering of goods and service	—	7,469	57

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves risks. Below is a summary of material risks we may face, organized under relevant headings. These risks are discussed more fully below in this Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

•

We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability;

•	As we continue to grow, we may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance;
•	Xiaomi is our strategic partner and our most important customer. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results;
•	Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth;
•

If we fail to successfully develop and commercialize new products, services and technologies that are well received by consumers in a timely manner, our operating results may be materially and adversely affected;

•	Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks;
•

We operate in the emerging and evolving IoT-enabled smart home products market in China, which may develop more slowly or differently than we expect. If the IoT-enabled smart home products market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected;

•	If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected;
•

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches and our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement or otherwise harm our business;

•

We are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and components, any of which could disrupt our supply chain and have a material adverse impact on our results of operations;

•	We rely on certain contract manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected;
•	Our business may be adversely impacted by product defects or other quality issues;
•

We rely on a limited number of third-party e-commerce platforms to sell our products online. If our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected; and

•	We face risks associated with our network partners and their personnel for our network of Viomi offline experience stores.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value;

•

We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operation control; and

•

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us; and
•

The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Related to the ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including, but not limited to, the following:

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and
•

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

Since our founding in May 2014, we have experienced rapid growth. Continued growth of our business and household user base requires us to expand our product portfolio, strengthen our brand recognition, expand our sales channels, enhance our aftersales services capabilities, better manage our supply chain, upgrade our information systems and technologies, secure more space for our expanding workforce, and devote other resources to our business expansions, among others. In addition, we have been gradually expanding our business overseas primarily through international franchises and agents, as well as our self-operated online stores. As we continue to grow, managing our business will become more complicated as we develop a wider product, and service, sales channel and customer mix, among others, some of which we may have less experience in. In addition, as we increase our product and service offerings, further diversify our sales channels and extend our global footprint, we will need to work with a larger number of partners and maintain, expand mutually beneficial relationships with our existing and new partners, adapt our business management to the local corporate cultures and customs, and train, manage and motivate our growing employee base or network of cooperating partners, especially in case of our newly launched overseas business.

We cannot assure you that we will be able to effectively manage our growth, that our current personnel, infrastructure, systems, procedures and controls or any measures to enhance them will be adequate and successful to support our expanding operations or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected. In addition, our business operations and growth may be affected by many factors beyond our control. For example, any failure by our contractual manufacturers or international franchisers to comply with ethical, social, product, labor and environmental laws, regulations or standards, any of their engagement in politically or socially controversial conduct, any of their misconduct in product manufacturing or sales or after-sale services, or any negative publicity about them, may negatively affect the public image of and demands for our products, which could adversely affect our business and results of operations.

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

Xiaomi is our strategic partner and our most important customer. Historically, we recorded RMB2,112.2 million, RMB2,889.4 million and RMB2,295.6 million (US$360.2 million) in net revenues from sales to Xiaomi in the years ended December 31, 2019, 2020 and 2021, respectively, which represented 45.4%, 49.6% and 43.3% of our total net revenues during such periods, respectively. In addition, many of our Viomi-branded products are also sold through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, or Youpin, one of our most important online sales channels.

We sell a wide range of products to Xiaomi, including Xiaomi-branded water purification systems, water purifier filters, range hoods and gas stoves, dishwashers, as well as other complementary products such as sweeper robots and kettles, among others. Since the third quarter of 2021, we started to largely scale back the supply of Xiaomi-branded sweeper robots to Xiaomi, while continuing our cooperation with Xiaomi on other products. We may discuss with Xiaomi to expand the product categories on which we collaborate with Xiaomi, which may lead to increase of revenues from Xiaomi, but there is no assurance that such discussion and expansion of cooperation will materialize.

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

Furthermore, Xiaomi sells a broad spectrum of products, including our Xiaomi-branded and our self-branded products, as well as products unrelated to us through its various sales channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi thus far. If Xiaomi dedicates less resources to promoting and selling our products or introduces products that compete with ours, our net revenues may decrease as well. Negative publicity related to Xiaomi, including products offered by Xiaomi and unrelated to us, the celebrities Xiaomi are associated with, or even the labor policies or environmental issues of any of Xiaomi’s suppliers or manufacturers, may also have a material adverse effect on the sales of our products and public recognition of our brand. Xiaomi is also a shareholder of our Company. Xiaomi is a public company listed on the Stock Exchange of Hong Kong. When exercising its rights as our shareholder, Xiaomi may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. Our interests and those of our other shareholders may at times conflict with the interests of Xiaomi and its public shareholders and other affiliates. Such conflicts may result in losing business opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by Xiaomi or companies within its ecosystem. Currently, we do not have any formal processes to address such conflicts.

Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth.

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the “618,” “Double Eleven” and “Double Twelve” shopping festivals, as well as advertising on multiple channels, including elevators, TV, print and social media. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our selling and marketing expenses were RMB751.0 million (US$117.9 million) for the year ended December 31, 2021, representing 14.2% of our net revenues. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

In addition, any negative publicity related to our brand, products, contract manufacturers, suppliers, distribution partners, strategic partners, such as Xiaomi, third-party ecosystem partners, or celebrities we are associated with could have an adverse impact on our brand, which may negatively affect our business and results of operations. For example, in March 2022 we terminated the cooperation with a celebrity that we engaged in the third quarter of 2021 in accordance with the terms of the cooperation agreement, due to the celebrity’s negative publicity. We have since taken measures to minimize our loss. However, this incident materially impacted our marketing plan and its expected effect, though we believe our brand and business operation were not materially and adversely affected.

If we fail to successfully develop and commercialize new products, services and technologies that are well received by consumers in a timely manner, our operating results may be materially and adversely affected.

Our ability to compete successfully and grow our business depends in a large part on our ability to continue to introduce new and innovative products, services and technologies that are well received by consumers and in a timely manner, and in turn, grow our household user base.

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

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches and our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement or otherwise harm our business.

We collect basic user information that is necessary to provide the corresponding services, such as phone number and location. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. We have also adopted a series of security policies and measures, including encryption technology, enhanced firewall policy, virtual private cloud and host-based intrusion detection system, to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage and security of user information and other data, and to protect the security features of our website, Viomi mobile app (formerly named Yunmi Shangcheng or Viomi Store), e-commerce platform, IoT @ Home platform and information systems. However, we face risks inherent in handling and protecting personal data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
•	addressing concerns related to privacy and sharing, safety, security and other factors; and
•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, which are subject to change and new interpretations, including any requests from regulatory and government authorities relating to such data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to penalties, including fines, suspension of business, websites, or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

•

The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It is a relatively new law and subject to interpretations and clarifications by the regulator. It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly collect and use personal information within the scope of authorization by the subject of such personal information unless otherwise prescribed by laws or regulations. Significant financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. Even if our security measures are in compliance, we nonetheless face the risk of security breaches or similar disruptions. Our website, Viomi mobile app, e-commerce platform, IoT @ Home platform and information systems may be targets of attacks, such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our user data for financial gain or to harm our business operations or reputation. Because techniques used to sabotage or obtain unauthorized access to systems evolve continuously and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of our websites or our apps. In addition, according to our business cooperation agreement with Xiaomi, we shall share with Xiaomi all the user data collected in relation to the respective Xiaomi-branded products. Consequently, any leak or abuse of user data by Xiaomi may be perceived by consumers as a result of the compromise of our information security system. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information or other customer data, could cause our users to lose trust in us and could expose us to legal claims. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if any of our business partners violates the laws and regulations relating to the protection of personal information and data security or fails to fully comply with the agreements with us, user data or personal information could be stolen or misused, which could also expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential customers from using our products, each of which would have a material adverse impact on our results of operations, financial condition and business prospect.

Data Security

•

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

•

On October 29, 2021, the CAC published the Outbound Data Transfer Security Assessment Measures (Draft for Comments) (the “Draft Outbound Data Transfer Security Assessment Measures”), which specify the potential circumstances in which data processors shall apply for outbound data transfer security assessment with the Cyberspace Administration. For example, under the current Draft Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances if the Draft Outbound Data Transfer Security Assessment Measures are fully implemented as-is. It is also unclear what constitutes “outbound data transfer”. These bring more uncertainties with respect to the application and enforcement of the draft measures, and we may be subject to such outbound data security assessment with the CAC. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

•

In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•

The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platform operators.

•

In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law further strengthened requirements on personal information protection, enhanced the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations and any changes in the enforcement or interpretation of such laws and regulations.

Many of the data- and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancellation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny. Further, as we gradually spread our footprints in overseas markets, we may also be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. For example, there are a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. For another instance, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of data. Those breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern especially if we accelerate our international expansion.

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

Moreover, the market prices for certain raw materials have been volatile. For example, we experienced significant increases in the market prices for certain important raw materials used in manufacturing refrigerators and air conditioners, and may experience the same in the future. If we experience price hike for raw materials, we may not be able to recover these costs through product price increase without comprising customer experience, which would have a negative effect on our financial results.

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

Currently, we rely on third-party e-commerce platforms such as Youpin, JD.com, Tmall, Pinduoduo and Suning, among others, for online sales and order fulfillment of our products and derive a material portion of our online sales revenue therefrom. If our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or we fail to incentivize such platforms to drive traffic to our online stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any internal operation or corporate restructuring and adjustments, negative publicities and operating conditions about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less user traffics to our flagship stores, which may negatively impact our business and results of operations.

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

The IoT-enabled smart home products market, together with the broader consumer products and home appliances market, is characterized by rapid technological changes, frequent introductions of new products and evolving industry standards, such as the rollout of 5G technology and related ecosystems. We have implemented an AI + IoT + 5G strategy and further strengthened AI application and technology innovation, and have launched a number of innovative and exciting products to strengthen our extensive product portfolio, including EyeBot 2 AI-enabled range hood, EyeBot washing machine, Alpha 2 Pro sweeper robot and other new AI products with technology upgrades unveiled in 2021, among others. Although we are acting proactively to keep pace with the AI and 5G trend as well as other technological developments in the industry, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, voice- and gesture-control and facial- and image-recognition are important features of our IoT @ Home platform, and the technologies supporting them have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

We cannot guarantee that we will be able to successfully manage product manufacturing in-house or implement our strategic value chain investments effectively.

We have established Guangdong Lizi Technology Co., Ltd., or Guangdong Lizi, as a smart water purification system and sweeper robot facility focusing on the research, design, production and supply of smart water purifiers, water purifier filters, and sweeper robots, alongside the supply of some small appliances. We also established Guangdong AI Touch Technology Co., Ltd., or Guangdong AI Touch, for the development, production and supply of touch screen components for our smart products. The two facilities have integrated into the Viomi platform and begun commercial manufacturing since the first half of 2019, which has provided us greater control over our supply chain and has already started to generate incremental cost savings. In addition, we have acquired land use rights to a parcel of land of approximately 36,000 square meters in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The first phase is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities. Accordingly, we face risks inherent to maintaining product development and manufacturing facilities or associated with expansion of production capacity and such other risks common in the product development and manufacturing industry.

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

We may from time to time enter into contracts with some customers that provide certain favorable terms to such customers to expand our sales channels and increase our market penetration, which may, in certain situations, adversely affect our results of operations or profitability. For example, our contract with a leading e-commerce platform provides, among others, return or discount clearance of certain slow-moving products and potential payment of various consideration to the platform including payment for gross margin guarantee on certain products, monthly compensation for promotion and marketing activities, and fees for advertising through such platform. For more details on the contract, please see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimate —Critical Accounting Policies, Judgments and Estimates.”

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

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline experience stores, third-party offline channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products. Historically, Xiaomi has been our largest and most important customer. Sales to Xiaomi accounted for 45.4%, 49.6% and 43.3% of our net revenues in 2019, 2020 and 2021, respectively.

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

In addition, we have been optimizing offline experience stores and cooperating with more and additional new network partners. With the increased scale of operations, we will be required to invest additional resources in managing our network partners, and hence we may not be able to expand as fast or as successfully as we expect. In addition, our sales network management systems may not be effective.

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

It is an important growth strategy for us to continue to grow our user base and enrich our value-added businesses ecosystem, key components of our IoT @ Home platform, which enable us to differentiate our offerings and create additional monetization opportunities for us, including the sale of complementary products and provision of value-added services. While we have successfully grown our household user base from approximately 113 thousand as of December 31, 2016 to approximately 6.6 million as of December 31, 2021, there is no assurance that we will be successful in monetizing this user base through such offerings, for example, if:

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

We rely on cloud servers maintained by KSYUN, Xiaomi, Alibaba and Tencent Cloud services to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We have adopted and implemented internal procedures and licensing practices to prevent unauthorized use of such intellectual properties or the infringement by us of other rights of third parties. However, we cannot be certain that these measures can be effective in completely preventing all possible infringement, misappropriation and other violations of third-party’s intellectual property rights or other rights during the course of our business. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We cannot rule out the possibility that our operations or our business may infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. In particular, we may enter into license agreements with third party proprietary right holders for our use of their intellectual properties in our operations. However, we cannot rule out the possibility that some uses of such licensed rights might exceed the authorized scope or permitted license time period specified in such license agreements. There could also be existing intellectual property of which we are not aware that our operations and business may inadvertently infringe upon. We license and use software and other technologies from third parties in our ordinary course of business. These third-party software or technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to potential infringement liability. Any such liability, or our inability to use any of these third-party software or technologies on acceptable terms or at all, could harm our reputation, result in increased operating costs, and/or disruptions to our business that may materially and adversely affect our operating and financial results.

We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees or our contractual manufacturers have infringed, misappropriated or otherwise violated their patent, confidential information, trade secrets or technology in the course of their employment with us or in their course of manufacturing products for us, as the case may be. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers, employees or contract manufacturers, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement was upheld by courts, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

We rely on technology that we license from third parties, including artificial intelligence, that is integrated with our internally developed algorithms, software, or products.

We rely on technology that we license from third parties. For example, for our voice recognition technologies, we have incorporated speech synthesis engine and Q&A components provided by AISpeech and iFLYTEK. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products, neither can we guarantee that these licensors were, are or will be in full compliance with laws and regulations in the relevant jurisdictions. All of these occurrences are beyond our control, and could result in our inability to continue to use the relevant technologies and our incurrences of potential liabilities for our cooperation with such licensors. It recently came of our knowledge that certain of our technology service suppliers are included in the Entity List under the Export Administration Regulations (EAR) administered by The Bureau of Industry and Security (BIS) of the U.S. Department of Commerce. As a result, exports or reexports from the U.S. and in-country transfers in the U.S. to such suppliers will face additional license requirements, and the availability of most license exceptions is limited. Currently, the inclusion of such suppliers into the Entity List has not had a material adverse effect on our use of their services or resulted in liabilities to us. However, we cannot rule out the possibility that additional restrictions of different nature could be imposed on such suppliers or other licensors or business partners of ours, especially in light of the changes in international trade policies and heightened political tensions between the U.S. and China. See also “Risk Related to Doing Business in China—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” In addition, we cannot assure you that our cooperation with such suppliers would not negatively impact our branding and marketing activities in the U.S. or other countries or regions. If we are unable to continue to license those technologies on commercially reasonable terms, we will face delays in releases of new products or functions or we will be required to delete this functionality from our products until equivalent, non-infringing technology can be licensed or developed and integrated into our current products. This effort could take significant time (during which we would be unable to continue to offer our affected products or services) and expenses and may ultimately not be successful. If we are unable to timely locate substitute technologies on commercially reasonable terms or at all in the event that our ability to continue to license technologies from any existing licensor is hindered, or if our branding or sales activities in the U.S. or other countries or regions or access to capital are negatively impacted or we are imposed with any restrictions or liabilities due to our suppliers’ being included in any of the entity list maintained by the U.S. or governmental actions taken by any other jurisdiction in which our products are sold, our business, results of operation, financial conditions and prospect may be negatively impacted.

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

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) the lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures.

We have taken measures and plan to continue to take measures to remediate the material weaknesses. See “Item 15. Controls and Procedures—Changes in Internal Control.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Based on its evaluation, our management concludes that our internal control over financial reporting as of December 31, 2021 was not effective. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” For future fiscal years, our management may conclude that our internal control over financial reporting was not effective either. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 38,735,443 ordinary shares underlying all awards may be issued. As of December 31, 2021, there were 22,226,338 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of $0.80 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our Company.

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

Our business could also be adversely affected by health epidemics. In recent years, there have been outbreaks of epidemics in China and globally, such as Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, coronavirus diseases such as COVID-19 and Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Any such occurrences could cause severe disruption to our daily operations and our contract manufacturers and other partners, subject employees of ours, our contract manufactures or our partners to quarantine and may even require a temporary closure and disinfection of our office and facilities. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics negatively impacts the Chinese economy in general.

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

We have since seen noticeable improvements both from a supply and demand perspective, yet our financial results, including our revenue growth and profit margins, were negatively impacted by COVID-19 in 2020 and 2021 as a result of the ongoing challenging industry conditions, supply chain bottlenecks and operational disruptions. While spread of COVID-19 has been substantially controlled in China in late 2020, there has been a resurgence of COVID-19 cases since 2021 caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus, which have and may continue to impact our business, especially sales through offline channels. In particular, our offline channels and logistics operation, from time to time, were adversely affected by local quarantine and control measures in some parts of China in 2021 and the first half of 2022. The long-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy are still difficult to assess or predict at this time and face uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the government may adversely affect our business, financial condition and results of operation.

Governments of China and other regions and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other qualifications and requirements under related regulations in China. Our WFOEs have each entered into a series of contractual arrangements with one of our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and their subsidiaries and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 100.0%, 99.4% and 91.6% of our revenues in 2019, 2020 and 2021, respectively.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of our VIEs in China and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOEs, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	levying fines or confiscating our income or the income of our WFOEs or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
•	revoking or suspending the business licenses or operating licenses of our WFOEs or our VIEs;
•	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOEs and our VIEs;
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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these occurrences, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations and could cause the value of our ADSs to decline or become worthless.

We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.” Therefore, our contractual arrangements with our VIEs and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.

We refer to the shareholders of our VIEs as their nominee shareholders because although they remain the holders of equity interests on record in our VIEs, pursuant to the terms of the relevant shareholder voting proxy agreements, each such shareholder has irrevocably authorized any person designated by our WFOE to exercise the rights as a shareholder of the VIEs. However, if our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

Shareholders of our VIEs may have potential conflicts of interest with us. For instance, Mr. Xiaoping Chen, our founder, chairman of our board of directors, and chief executive officer, holds 100% of equity interests in one of our VIEs and 60% in the other. The remaining 40% in the latter is held by affiliates or employees of certain of our principal shareholders, Red Better Limited and Shunwei Talent Limited. Conflicts of interests may arise between their roles in our Company or in our principal shareholders and their positions as nominal shareholders of our VIEs. These shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations, as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all our operations are located in China. The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. In addition, the impact of COVID-19 on the Chinese and global economies is likely to continue. If economic conditions, particularly in China, as well as globally do not improve, our business and operating results may be adversely affected. Separately, any other or further adverse changes in economic conditions in China, in government policies or in the laws and regulations in China could have a material adverse effect on the overall economic growth. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government policies that encourage increased competition in our industry, or additional control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us

We conduct our business primarily through our PRC subsidiaries and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little advance notice. The interpretations of many PRC laws, regulations, and rules may contain inconsistencies, the enforcement of which involves uncertainties. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, replaces the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. This PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

In addition, the licenses, permits or registrations we may hold in the future are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations, our VIEs as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

Further, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. Neither can we rule out the possibility that the licenses, permits, registrations or filings we hold may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Additionally, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies for alleged activities both inside and outside of China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published new rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, if we plan to continue expanding our business internationally in the future, any unfavorable government policies on international trade or any restriction on Chinese companies may affect the consumer demands for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

The PRC government has provided various tax incentives to our WFOE II, our VIE entity—Foshan Viomi—and certain subsidiary of our VIE entity in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Foshan Viomi has obtained High and New Technology Enterprise status since November 31, 2016, Guangdong Lizi has obtained High and New Technology Enterprise status since December 1, 2020, and WFOE II has obtained High and New Technology Enterprise status since December 31, 2021. Each of these three entities is thus eligible to enjoy a preferential tax rate of 15% for the periods presented and the following three years, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or VIEs in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or VIEs in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

In July 2014, the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and

Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

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

We lease real properties from third parties primarily for our office use in China, and none of our lease agreements for these properties has been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The ownership certificate or other similar proof of one of our leased properties has not been provided to us by the lessor. Therefore, we cannot assure you that such lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties decline to ratify the lease agreements between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the lease agreement against the owner. As of December 31, 2021, we are not aware of any claim or challenge brought by any third parties concerning our use of leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate claims against the lessors under relevant lease agreements for losses resulting from indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars.  For example, to the extent that we need to convert U.S. dollars we receive from our securities offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures,

an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, if we ever conduct any overseas offering.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce, jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the draft of Regulations on the Network Data Security, are required if we were to conduct offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. If we were to conduct offshore offerings and fail to obtain such approval or filing procedures, or such approval or filing, if obtained by us, were to be rescinded, we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 90.7% and 60.7%, respectively, of the aggregate voting power of our Company as of February 28, 2022. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending on the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our income and assets and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2021.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent taxable year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them as our VIEs under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

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

In October 2020, we established Zhumeng Hulian Technology (Guangdong) Co. Ltd. as a wholly-owned subsidiary of Codream HK Co., Limited, a subsidiary of ours. In November 2020, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian Technology (Guangdong) Co. Ltd. Meanwhile, Guangdong Lizi expanded its production of smart water purification system, and expanded its business scope to include research, design, production and supply of smart sweeper robots, as well as supply of some small appliances.

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

We have developed a unique IoT @ Home platform, consisting of an ecosystem of innovative IoT @ Home portfolio, home water solutions, together with a suite of complementary consumable products and small appliances and others. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing us to grow our household user base and capture various additional scenario-driven consumption events in the home environment. As of December 31, 2021, our IoT @ Home platform had approximately 6.6 million household users.

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales through our own and third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 54.6%, 50.4% and 56.7% of our net revenues in 2019, 2020 and 2021, respectively. Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us with access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 45.4%, 49.6% and 43.3% of our net revenues in 2019, 2020 and 2021, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

We have developed a 5G IoT home structure, which integrates a technology framework, AI algorithms, 5G IoT chip modules, sensors, smart hardware and cloud storage. This structure encourages further implementation of our one-stop IoT home solutions, providing our users with smart home appliances, smart home devices and software services across home scenarios. Following the introduction of new smart products in 2020, such as 21Face Interactive Smart Screen (TV), a series of premium water purifiers, HomePad screen-based control interface, CPE products and the new launch of our Viomi-branded sweeper robots, among others, we continued to roll out additional new products across multiple categories with a focus of AI application. In 2021, we introduced the EROx mineral water purifier, the Super Pro 1200G water purifier, the Space all-direction AI air conditioner, the Alpha 2 Plus premium sweeper robot, the EyeBot smart toilet, as well as EyeBot AI range hood, EyeBot AI washing machine and other new AI products with technology upgrades. We also expanded our cleanliness product category by introducing the Cyber series of our smart wet/dry vacuum cleaner and mop in the second half of 2021. Furthermore, we introduced new SKUs in the smart home category, such as EyeLink 2T smart lock with AI face recognition technology. At the strategic new product launch event in March, 2022, we introduced a series of premium smart home products with more advanced AI application and technology innovation, including the upgraded AI air conditioner Space Pro, the business refrigerator Boss, our 2000-gallon large-flux water purifier Super 2 and AI screen-based control interface HomePad Plus, among others, together with several new products under our premium brand coKiing, such as the Royal Pro series of double-screen refrigerators and AI twin-tub washing machines, as well as the Royal series of AI dishwashers featuring ionic sterilization and AI laser interactive smart screens.

Our IoT @ Home platform

Our unique IoT @ Home platform consists of an ecosystem of innovative IoT @ Home portfolio, home water solutions, consumables, and small appliances and others.

Beginning in the third quarter of 2020, we recategorized our various products, after which our products are grouped under the following four business lines: “IoT @ Home portfolio,” which comprises our smart kitchen and other smart products, “home water solutions,” which are composed of our smart water purification systems, “consumables,” which consist of our consumable products, and “small appliances and others,” which refer to our value-added businesses.  We believe this product regrouping presents our core businesses in a clearer manner and can help investors better understand our unique IoT @ Home platform.  There is no revenue reclassification associated with this product recategorization. Financial results by product category, if broken down to the components of each product category, are directly comparable to those prior to the product recategorization.

The table below sets forth the revenue contribution of our key business lines after the product recategorization:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
IoT @ Home portfolio	2,522,189	54.3	3,671,717	63.0	3,400,966	533,687	64.1
Home water solutions	1,065,166	22.9	883,325	15.2	742,912	116,579	14.0
Consumables	265,844	5.7	382,896	6.6	367,021	57,593	6.9
Small appliances and others(1)	794,314	17.1	887,686	15.2	792,936	124,429	15.0
Total	4,647,513	100.0	5,825,624	100.0	5,303,835	832,288	100.0

Note:

(1)	Including sales of small appliances and rendering of services. See footnote 13 to the Consolidated Financial Statements for more details.

Our IoT @ Home portfolio

We generate a significant portion of our revenues through sales of products under our IoT @ Home portfolio. Aimed at China’s young, modern, “new middle-class” consumers, our innovative IoT products form the core of our IoT @ Home portfolio. We have successfully brought to market an extensive range of IoT @ Home products, which engage users across a wide spectrum of essential daily activities and create new consumption scenarios for the home environment. We think of customers’ initial purchases of our products as the start of our relationship with them rather than the end, as that first purchase drives broad home-wide adoption of our products and long-term customer loyalty. The inherent connected nature, synergies, and network effects within our IoT @ Home portfolio are demonstrated by the fact that the percentage of our household users possessing at least two of our IoT products increased from 3.5% as of March 31, 2016 to 21.5% as of December 31, 2021.

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

Other smart products

In addition to our smart kitchen products lineup, we also offer a diverse array of IoT products that complements our IoT @ Home portfolio and addresses users’ needs across different home scenarios, such as air conditioning systems, washing machines, water heaters, smart water kettles, interactive smart screens (TVs), sweeper robots, smart locks, smart screen-based control interface and other smart devices, among others. In addition, we expedited the development of our own Viomi-branded cleanliness product business by launching our own branded sweeper robot products in late 2020 and subsequently introduced a series of new products including Alpha 2 Plus Alpha 2 Pro and Alpha 3 premium sweeper robots, alongside the Cyber series of our smart wet/dry vacuum cleaner and mop in 2021.

Home water solutions

The core of our home water solutions is our self-branded and Xiaomi-branded smart water purifiers, which are complemented by our easy-to-install replaceable water filter consumable products. Our smart water purifiers generally feature precision sensors that enable them to monitor in real time the water purification process and analyze the data collected using AI technology and automatically adjusts various aspects of its operation, innovative water purification technologies such as high-flow reverse osmosis membrane, and mobile application connectivity that enables users to monitor the status of the water purifier and reminds the users to replace the filters. We also introduced a series of large-flux water purifier products and our high-end water purifier sub-brand, Quanxian, and its series of premium water purifier products in 2020 as well as our 800 to 2000 gallons Super series of large-flux water purifiers in 2021 and 2022. In addition, in April 2021 we introduced the high-end EROx mineral water purifier with the application of electrodialysis technique which is able to retain the minerals beneficial for human health to further meet the diverse demands of our users.

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

Small appliances

We offer a variety of other household products to supplement our IoT products and promote regular impulse purchases by consumers. These small appliances include portable fans, rice cookers, water quality meters, water filter pitchers, stainless-steel insulated water bottles, smart toilet and food waste disposals, among others.

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

Online

Our products are sold across a number of leading e-commerce channels in China, including Youpin, JD.com, Tmall, Pinduoduo and Suning, among others. We believe that cooperation with these leading e-commerce platforms enables us to leverage their established customer base and brand recognition, and helps us reach a wide group of customers across a variety of markets. We also sell products via our proprietary Viomi mobile app and WeChat program.

Offline

Our offline sales channels comprise of our Viomi offline experience stores, together with online-to-offline or O2O outlets of major e-commerce retailers, offline sales channels such as Gome and through strategic partnership with retail leaders such as Hunan Friendship & Apollo Commercial Co. Ltd., which supplement our online channels and further broaden our market access and increase brand awareness.

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

Since 2021, we have adopted and implemented a “larger store, better merchant” channel strategy nationwide, whereby we collaborate with quality merchants with strong store operation experience to open larger experience stores, aiming to enhance store image and provide users with more comprehensive, scenario-based experiences and services. Most of our new large experience stores encompass over 200 square meters or 300 square meters each, some of which provide installation and after-sale services, as a supplement of our unified national after-sale service system.

Third-party offline channels

To further diversify and strengthen our overall channel penetration and presence, we have been expanding our relationship with and sales to well-established specialty offline home appliance malls such as Gome. In addition, we have increased our overall points of sales, particularly through cooperation with various O2O outlets of major e-commerce retailers such as JD, as well as established strategic partnership with retail leaders such as Hunan Friendship & Apollo Commercial Co. Ltd., all of which are expected to increase our end-points of sales and overall consumer awareness of our brand, products and concept.

We are also developing our overseas business by upgrading channels, diversifying our operation model and expanding product categories. Since the second half of 2021, we have cooperated with renowned agents in Germany, Singapore and Northern Europe to transform part of our overseas channels from small distributors into high-quality international sales agents. We plan to optimize our overseas business operation by leveraging their local resources, channel development, online and offline marketing and after sale service. Following the successful opening of our first self-operated store on U.S. Amazon in August 2021, we launched our self-operated Amazon stores in Italy, Germany and France in the first half of 2022, and are to launch more online stores on European Amazon and will introduce additional sweeper robot products in the near future.

Xiaomi

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distribution and sales of these respective products. We also sell some Viomi-branded products to Xiaomi.

Research and Development

We are committed to developing new and innovative products and services through research and development. As of December 31, 2021, our total research and development staff consisted of approximately 583 employees across multiple R&D centers and product groups teams, representing 39.7% of our total number of employees. Many of our team members are global and cross-industry experts in technical product hardware development, software and AI, including experts with previous experience working at Dyson, Siemens, and Bosch. We incurred RMB204.9 million, RMB265.7 million and RMB311.8 million (US$48.9 million) in research and development expenses in 2019, 2020 and 2021, respectively.

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

Some of our IoT products that are equipped with interactive screens that run the Android operating system, which can operate software applications with advanced and diverse functions and serve as the platform on which our IoT products connect. The rest of our products have embedded systems that operate both locally and on the cloud. Our Viomi mobile app allows customers to quickly and efficiently discover, review, select and purchase our products. In addition, the Viomi app serves as the control app for our IoT products, and enables our users to manage, monitor and interact with our IoT products. Using our cloud-based software system, our products receive automatic updates, often on an overnight basis, to incorporate new functionalities and grow smarter over time based on our data analysis.

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

Data analytics

Through users’ interaction with many of our products, advanced sensors embedded in our products can capture, accumulate and upload user and household usage data, only with the consent of users and will be used within the authorized scope. Our users’ behavior and sequential data is stored strictly in compliance with stringent data privacy standards and data security requirements.

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

We consider the protection of the personal privacy of each of our users to be of paramount importance. We collect only anonymous data and only with users’ consent, and all sensitive data is encrypted. We use such data only for the improvement of our products and services. Furthermore, our employees’ access to our internal information management system is limited to verified IP address and we restrict the scope of such access based on the duty of the employee. Our data is stored securely in KSYUN, Xiaomi, Alibaba and Tencent Cloud services.

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

As of December 31, 2021, we had 2,930 patents registered with the State Intellectual Property Office of China, or the SIPO.

Globally, as of December 31, 2021, we had 56 patents registered and 31 pending patent applications in various overseas countries and jurisdictions, including the United States, Europe, India, Korea and certain Southeast Asia countries.

As of December 31, 2021, we had registered 611 trademarks in China.

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

Our cooperation with and sales to Xiaomi extends to a diversified range of products, which, as of the end of 2021, include Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, dishwashers, sweeper robots, blenders as well as other complimentary products such as kettles and water quality meters. Since the third quarter of 2021, we have largely scaled back the supply of Xiaomi-branded sweeper robots, while maintaining cooperation in other categories.

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distributions and sales. For certain products under our cooperation with Xiaomi, the selling price is a fixed amount as agreed by both parties. For other products, we first recover our manufacturing and logistics cost when we deliver to Xiaomi, and are additionally entitled to share a portion of the gross profit when Xiaomi is successful in selling such products to end consumers.

We also sell Viomi-branded products through Xiaomi’s e-commerce platform, Youpin, directly to consumers. We are charged with service fees proportionate to the sales amount of our products excluding refunds, or as otherwise agreed for certain products.

Please see the description under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Business Cooperation Agreement.” for a summary of the material terms of major agreements with Xiaomi. Please also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Xiaomi is our strategic partner and our most important customer. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results.” for discussion of our risks associated with the cooperation with Xiaomi.

Sales and Marketing

Marketing

Our marketing is focused on building our brand recognition, increasing market awareness of our IoT @ Home platform and driving customer demand, as well as collaborating with our third-party partners across our sales channels. Examples of our marketing initiatives include:

Branding and advertisements

We conduct online marketing events on third-party e-commerce platforms as well as other traditional and social media channels together with various offline promotion campaigns. We have been improving user-experience of our products and shopping experience in our experience stores to develop a word-of-mouth effect on our sales and business. In addition, we have been placing ads on e-commerce and social media platforms as well as paying for advertisements on traditional media such as television shows, magazines and billboards to reach more users and promote the awareness of our brands, products and IoT @ Home platform. In the second half of 2021, we further invested in elevator, print magazine and television advertising to promote brand awareness.

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

Events marketing

We organize and participate in various official offline events to promote our brand and the idea of a connected smart home. Our “Viomi 9-25 Appliance Refresh Day” campaign includes online promotions, as well as offline marketing efforts such as product launch events. We participated in exhibitions and forums such as the Appliance & Electronics World Expo in 2018, 2019 and the 2018 “Belt and Road” Finance and Investment Forum. We also actively participate in shopping festivals across e-commerce platforms such as “618”, “Double Eleven” and “Double Twelve,” which are highly popular among Chinese consumers. In 2020 and 2021, we mainly conducted our major marketing and branding activities through online events due to the COVID-19 situation. We hosted four virtual Strategy and New Product Launch events in May 2020, October 2020, April 2021 and March 2022, respectively.

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

Our two in-house facilities, Guangdong Lizi and Guangdong AI Touch have commenced commercial operations in the first half of 2019 and were integrated into our Viomi platform. Guangdong Lizi was established as a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters, and then expanded to research, design, production and supply of some of smart sweeper robots, alongside the supply of some small appliances. Going forward, we expect that an increase in the proportion of our smart water purifier, water purifier filter and smart sweeper robot demands that can be supplied directly through this facility. Guangdong AI Touch was built for the development, production and supply of touch screen components for our smart products, and we expect a material proportion of the touch screens required for our smart products can be supplied directly through this facility.

In June 2020, we acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The first phase is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities. This initiative demonstrates our commitment to strengthening our IoT supply chain resources and provides the necessary foundation to support both the manufacturing and research & development capabilities we will need, in order to thrive in the upcoming 5G and IoT era. As of December 31, 2021, phase one of the construction progress had reached over 50%.

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

We cooperate with KSYUN, Xiaomi, Alibaba and Tencent Cloud services for services such as computing services, storage, server, bandwidth and video call. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

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

In line with common practice of the market, we do not maintain any business interruption insurance, which is not typical in our industry or mandatory under Chinese laws. We do not maintain key-man life insurance or insurance policies covering non-physical damages to our IT infrastructure or information technology systems. We also do not maintain insurance policies against risks relating to the Contractual Arrangements.

Regulation

Substantially all of our business is located in PRC, and laws and regulations in PRC are most relevant to our business. This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulation on value-added telecommunication services

The Telecommunications Regulations of the PRC, promulgated by the State Council in 2000 and last amended in February 2016, provide a regulatory framework for telecommunications services providers in PRC. These regulations require telecommunications services providers to obtain operating licenses prior to the commencement of their operations. The telecommunications services are categorized into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last amended by the MIIT in June 2019, each of internet information services and transaction processing services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.

The Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in January 2011, set out guidelines on the provision of internet information services. This rule classified internet information services into commercial internet information services and non-commercial internet information services, and a commercial operator of internet information services or transaction processing services must obtain a corresponding operating permit for value-added telecommunications services (VATS License) from the appropriate telecommunications administration authorities. The Administrative Measures for Telecommunications Businesses Operating Licensing, promulgated by the MIIT in July 2017 and effective on September 1, 2017, provides that a commercial operator of value-added telecommunications services must first obtain a VATS License, from the MIIT or its provincial level counterparts. The VATS License is classified as the Cross-regional Value-added Telecommunications Operating License and the Value-added Telecommunications Operating License within a province, autonomous region and municipality directly under the central government. In addition, in the first quarter of every year while the operator is holding the license, it must report information such as business performance of the telecommunications business in the previous year, the actual progress in network buildup, business development, turnover of staff, institutional restructuring and service quality to the issuing authorities.

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

To comply with these regulations, we have adopted the VIE structure and obtained a renewed VATS License through Foshan Viomi, one of our VIEs, which allows us to provide online data processing and transaction processing services through our value-added e-commerce platform and the internet information services recently launched on our IoT @ Home platform.

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue Industries for Encouraging Foreign Investment, or the Catalogue, and the Catalogue of special management measures, or the Negative List, both of which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC. The latest Catalogue, amended and issued on December 27, 2020, and effective on January 27, 2021, or the 2020 Catalogue, indicates the encouraged industries for foreign investments. The latest Negative List, amended and issued on December 27, 2021, and effective on January 1, 2022, or the 2021 Negative List, divides the industries listed therein into two categories: restricted industries and prohibited industries. Any industry not listed in any of the 2020 Catalogue or the 2021 Negative List is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Currently, our business related to the development and application of IoT technology falls within the encouraged category, our provision of e-commerce services falls within the permitted category and our provision of internet information services falls within the restricted category.

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

As of December 31, 2021, we had 2,930 patents granted and 1,332 patents applications pending in China, 56 patents granted and 31 patents pending outside China.

Trademark law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damage of no more than RMB3 million.

As of December 31, 2021, we had registered 611 trademarks in China.

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

As of December 31, 2021, we had registered 60 pieces of software copyright in China.

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

As of December 31, 2021, we had registered 16 domain names.

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

As the operator of Viomi mobile app, we are subject to the above laws and regulations as an application information services provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulation on Information Security and Privacy Protection

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit the internet information service providers, or the ICP Operators, from collecting and using personal information from their users with the users’ consent. However, the Administrative Measures on Internet Information Services promulgated by the State Council on August 1, 2011 prohibit an ICP Operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The regulations further authorize the relevant telecommunications authorities to order ICP Operators to rectify unauthorized disclosure. ICP Operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP Operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. It stipulates that ICP Operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP Operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP Operator may only use users’ personal information for the stated purposes under the ICP Operator’s scope of service. ICP Operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP Operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the NPC issued the Decision on Strengthening the Protection of Online Information. Most requirements under this decision relevant to ICP Operators are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader. Under this decision, ICP Operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information on July 16, 2013, which became effective on September 1, 2013.

In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability.

On March 15, 2017, the NPC issued the General Rules of the Civil Law of the People’s Republic of China, which came into effect on October 1, 2017. The General Rules have introduced personal information rights and data protection and provide that personal information of a natural person should be protected by the law. On May 28, 2020, the NPC approved the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021 and abolished the General Rules of the Civil Law of the People’s Republic of China. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and processing of personal information should follow the principles of legitimacy, properness and necessity.

The Cyber Security Law of the PRC, or the PRC Cyber Security Law, which was promulgated on November 7, 2016 by the Standing Committee of the NPC and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cyber Security Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued Internet Personal Information Security Protection Guidance. The guidance applies to “personal information holders”, which means enterprises that provide services through the internet and organizations or individuals who use a private or internet-disconnected space to control and process personal information. It indicates that in addition to traditional internet companies, companies or individuals in other fields are also subject to its governance for long as they are involved in the control and processing of personal information. The guidance heightened requirements on the collection of personal information by personal information holders. For example, the guidance provides that personal information that is not related to the services provided by personal information holders should not be collected, and service providers shall not force users to provide personal information by bundling products or various business functions of the service.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of SAMR, issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations. The notice requires that there shall be a privacy policy in the app, and the privacy policy shall contain the rules for collecting and using personal information. The notice also requires that the app shall prompt their users to read the privacy policy through obvious methods such as pop-up windows when an app is put into operation for the first time. According to the notice, the type of personal information collected by the app should be limited to the extent necessary to meet the operation of the corresponding business function. If personal information collected through app for a new business function is beyond the scope of a user’s previous consent, refusing to provide the original business function by the app upon the user’s disagreement with the new scope of personal information collection shall be considered as in violation of the necessity principle, except in the case where the new business function replaces the previous business function.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which became effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. Pursuant to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and heightens the protection of the personal information of minors under 14 and sensitive personal information.

On November 14, 2021, the CAC issued the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security.

December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which came into effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, stipulates that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conducts such as unreasonable differential treatment on transaction conditions based on consumers’ preferences, purchasing habits, and such other characteristics.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information. In addition, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect users’ privacy.

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

Mr. Xiaoping Chen has completed his initial registrations with the local branch of the SAFE and all the PRC resident shareholders shall register or amend their existing registrations with the local branch of the SAFE in connection with the equity interest of our company held by them directly or indirectly through the trust arrangements adopted in 2020, please see the description under “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” for a summary of the trust arrangements.

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

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs as of the date of this annual report:

Viomi Technology Co., Ltd
(Cayman Island)
Codream Ltd.
(Cayman Island)
Codream Co., Ltd.
(British Virgin Island)
Codream HK Co., Limited
(Hong Kong)
Viomi HK Technology Co., Limited
(Hong Kong)
Outside PRC
Inside PRC
Lequan Technology (Beijing) Co., Ltd.
("WFOE I")
Yunmi Hulian Technology (Guangdong) Co., Ltd.
("WFOE II")
Zhumeng Hulian Technology (Guangdong) Co. Ltd.
Contractual Agreements
Contractual Agreements
89.1%
Beijing Yunmi Technology Co., Ltd.
("Beijing Viomi")
Foshan Yunmi Electric Appliances Technology Co. Ltd.
("Foshan Viomi")
Guangzhou Interconnect Electric Appliances Technology Co. Ltd.
Guangdong Lizi Technology Co. Ltd.
("Guangdong Lizi")
60%
60%
Zhuawa Technology (Guangdong) Co. Ltd.
Guangdong AI Touch Technology Co. Ltd.
("Guangdong AI")
Foshan Xiaoxian Hulian Electric Appliances Technology Co.
Equity Interest (100% unless otherwise specified)

Notes:

(1)

Mr. Xiaoping Chen, our founder, chairman of our board of directors, chief executive officer and a beneficial owner of the shares of our company, holds 99.9978% of the equity interests in Foshan Viomi, with the remaining 0.0022% equity interests held by a limited partnership controlled and managed by Mr. Xiaoping Chen.

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

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements. Our WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into an Exclusive Option Agreement on September 5, 2018, or the Original Exclusive Option Agreement. On April 28, 2020, WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into a Termination Agreement, which terminated the Original Exclusive Option Agreement. On the same day, WFOE II, Foshan Viomi and shareholders of Foshan Viomi entered into an Exclusive Option Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. Pursuant to the Exclusive Option Agreement, the shareholders of Foshan Viomi have irrevocably granted our WFOE II an exclusive option to purchase all or part of such shareholders’ equity interests in Foshan Viomi, and Foshan Viomi has irrevocably granted our WFOE II an exclusive option to purchase all or part of its assets. Our WFOE II or its designated person may exercise such options to purchase equity at their respective paid-in registered capital in Foshan Viomi, or the lowest price permitted under applicable PRC laws, whichever lower. Our WFOE II or its designated person may exercise such options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Foshan Viomi undertake that, without our WFOE II’s prior written consent, the shareholders will not, among other things, (i) transfer or otherwise dispose of their equity interests in Foshan Viomi, (ii) create any pledge or encumbrance on their equity interests in Foshan Viomi, (iii) change Foshan Viomi’s registered capital, (iv) merge Foshan Viomi with any other entity, (v) dispose of Foshan Viomi’s material assets (except in the ordinary course of business), or (vi) amend Foshan Viomi’s articles of association. In addition, Foshan Viomi undertakes that, without our WFOE II’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests in and all the assets of Foshan Viomi have been transferred to our WFOE II or its designated person.

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

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 4,957 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our R&D and office space located in Shengda Industry Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 9,272 square meters. Our manufacturing facility located in Fulv Park, Foshan, has an aggregate floor area of approximately 18,000 square meters.

We have acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The Viomi IoT Technology Park is planned to host our future headquarters and IoT development and manufacturing sites. We started the construction in May 2021 by entering into an overall project consignment contract with a main contractor. As of December 31, 2021, phase one of the construction progress has reached over 50%.

As of December 31, 2021, we leased and occupied approximately 4,957 square meters of office space in Guangzhou, approximately 562 square meters of office space in Beijing and approximately 163 square meters of office space in Shanghai. These leases vary in duration from one to five years.

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

Increasing brand recognition and expanding user base

The uniqueness and effectiveness of our products and related benefits, our targeted marketing and promotional campaigns, together with our strategic partnership with Xiaomi, have enabled us to enjoy strong word-of-mouth and extensive media coverage, which have provided us with strong momentum in increasing our brand recognition and the expansion of our user base, which have been key contributors to the growth of our business. Our number of cumulative household users increased significantly from approximately 113 thousand as of March 31, 2016 to approximately 6.6 million as of December 31, 2021. As we continue to gain scale and invest in our brand, we expect our brand to gain even greater recognition among consumers, which will facilitate increasing demand for our products as well as further growth in our user base, creating additional monetization opportunities and in turn, driving further growth in our results of operations.

New product launches

Our introduction and sales of new products that are well received by consumers, both Viomi-branded and Xiaomi-branded, are important contributors to our sustainable growth. We have introduced numerous new products over the past several years and will continue to launch additional new products on a regular basis, including those with next-generation capabilities and functionalities, such as 5G and AI, which we expect to drive continued strong growth in our results of operations. We introduced our premium water purifier sub-brand “Quanxian” in September 2020, with introduction of a series of large-flux water purifiers. Further, we introduced EROx mineral water purifier, which is able to retain minerals beneficial for human health to cater to diversified consumer demands, as well as Super Pro 1200G water purifier in 2021. Following our successful official launch of Viomi-branded sweeper robot business in both of domestic and overseas markets in late 2020, we have introduced a series of new sweeper robots with auto dust-collecting, self-cleaning and UV sterilization functionalities, such as Alpha 2 Pro and Alpha 2 Plus sweeper robots in 2021. We expanded our cleanliness product category by launching our first wet/dry vacuum cleaner and mop Cyber to meet the increasing consumer demands for this product category. With a focus of AI application in 2021, we also introduced new products across other categories, including the Space all-direction AI air conditioner, the EyeBot AI smart toilet, as well as EyeBot AI range hood and other new AI products with technology upgrades. Furthermore, we introduced new SKUs in the smart home category, such as EyeLink 2T smart lock with AI face recognition technology.

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

Performance of our offline sales network

An important part of our sales channel strategy is the network of Viomi offline experience stores across China, the majority of which were stand-alone stores. Please see “Item 4. Information on the Company—B. Business Overview—Sales Channels—Offline” for more details. These stores have been important positive drivers on our results of operations by strengthening our brand awareness, increasing our overall market presence and supporting the attractive pricing of our products as part of our sales channel and go-to-market strategy.

Depending on market conditions, we may continue to roll out additional experience stores across the country and continue to invest in in-store training and enhance our in-store experience, in conjunction with our network partners, to drive the continued growth in our revenues and results of operations. We are also undertaking initiatives to increase overall store operating efficiency and productivity, such as attracting more experienced and better resourced network partners. In addition, to further diversify and strengthen our overall channel penetration and presence, we have expanded cooperation to increase our overall points of sales, particularly through cooperation with various O2O outlets of major e-commerce retailers, as well as establishing strategic partnership with retail leaders such as Hunan Friendship & Apollo Commercial Co. Ltd., all of which are expected to increase our end-points of sales and overall consumer awareness of our brand, products and concept. We do not expect our strategy in relation to our Viomi offline experience store network or other channel diversification strategies to have a material impact on our overall margins.

Product and business mix

We generate a significant portion of our revenues through the sales of our IoT products and we are continuing to introduce new products to the market. For the years ended December 31, 2019, 2020 and 2021, sales of our IoT products accounted for 77.2%, 78.2% and 78.1% of our net revenues, respectively. Different product categories may have different attributable gross margins due to various factors, including industry and competitive dynamics, our pricing strategy, target customer demographics as well as raw material and production costs, among others. We may price certain flagship products, such as our smart refrigerators, at competitive prices to facilitate initial household user acquisition and entry in the family home, which may negatively affect our gross margins in the near term.

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

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the year ended December 31, 2019, 2020 and 2021, research and development expenses were RMB204.9 million, RMB265.7 million and RMB311.8 million (US$48.9 million), accounting for 4.4%, 4.6% and 5.9% of our net revenues, respectively. We have been devoting research and development resources in the areas of AI, IoT, 5G and other emerging technologies in furtherance of our “AI + IoT + 5G” strategy. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to create a unique and holistic IoT @ Home lifestyle experience for the benefit of consumers.

Similarly, attracting new users and growing the number of our household users by continuing to strengthen our brand awareness as well as educating consumers about the benefits of our IoT @ Home platform and the IoT @ Home lifestyle experience are our key growth strategies. For the year ended December 31, 2019, 2020 and 2021, our selling and marketing expenses were RMB529.2 million, RMB597.2 million and RMB751.0 million (US$117.9 million), accounting for 11.4%, 10.3% and 14.2% of our revenues, respectively. Going forward, we intend to continue investing significant resources in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder, customer and related party. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 45.4%, 49.6% and 43.3% of our net revenues in 2019, 2020 and 2021, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

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

The following table sets forth the breakdown of our net revenues by business lines both in absolute amounts and as a proportion of the net revenue for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
IoT @ Home portfolio	2,522,189	54.3	3,671,717	63.0	3,400,966	533,687	64.1
Home water solutions	1,065,166	22.9	883,325	15.2	742,912	116,579	14.0
Consumables	265,844	5.7	382,896	6.6	367,021	57,593	6.9
Small appliances and others(1)	794,314	17.1	887,686	15.2	792,936	124,429	15.0
Total	4,647,513	100.0	5,825,624	100.0	5,303,835	832,288	100.0

Note:

(1)	Including sales of small appliances and rendering of services. See footnote 13 to the Consolidated Financial Statements for more details.

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

Home water solutions

The core of our home water solutions is smart water purification systems, which were the first product category we launched and sales of these products have contributed a material portion of our historical revenues. As we continue to roll out new IoT products in other categories over time and generate additional revenues from our consumable products and small appliances and others, we expect our sources of revenues to continue to diversify both in terms of product as well as business mix. As a result, the proportion of revenues attributable to the sales of smart water purification systems has decreased in the past years and we expect the decrease to narrow with our product portfolio approaching stable.

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

Small appliances and others

Revenues from small appliances and others include revenues from the sales of other related household products such as rice cookers, portable fans, water quality meters, water filter pitchers, stainless steel insulated water bottles, smart toilets and food waste disposals, among others, as well as revenue from rendering of services. Historically, revenues from this category have predominantly comprised of related household product sales.

Brands

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales to Viomi and other third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 54.6%, 50.4% and 56.7% of our net revenues in 2019, 2020 and 2021, respectively. We introduced our premium water purifier sub-brand “Quanxian” in September 2020, with introduction of a series of large-flux water purifiers. We have enriched and intend to expand SKUs offered under Quanxian to cater to diversified consumer demands for water purification and human health. We also launched our premium AI-focused “coKiing” brand in late 2019 and have introduced a series of air conditioning, washing machine and refrigerator products, to offer an advanced and AI-centric product portfolio to high-end market.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, historically accounted for 45.4%, 49.6% and 43.3% of our net revenues in 2019, 2020 and 2021, respectively. We sell Xiaomi-branded products directly to Xiaomi, who then on-sells these products to its customers and end-consumers.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource a majority of our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Our cost of revenues was RMB3,565.1 million, RMB4,742.7 million and RMB4,105.8 million (US$644.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Gross profit and gross profit margin	1,082,404	23.3	1,082,956	18.6	1,198,068	188,003	22.6

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Operating expenses:
General and administrative	73,061	1.6	68,914	1.2	97,730	15,336	1.8
Research and development	204,942	4.4	265,680	4.6	311,786	48,926	5.9
Selling and marketing	529,212	11.4	597,176	10.3	751,011	117,850	14.2
Total	807,215	17.4	931,770	16.0	1,160,527	182,112	21.9

General and administrative.  General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel and share-based compensation for management and administrative personnel. Within the total general and administrative expenses incurred in the year ended December 31, 2019, 2020 and 2021, RMB7.3 million, RMB11.3 million and RMB9.1 million (US$1.4 million) were share-based compensation expenses, respectively.

Research and development.  Our research and development expenses primarily consist of salaries and benefits as well as share-based compensation for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities. We expect our research and development expenses to increase in absolute amount as we expand our team of technology and product development professionals and continue to invest in our technology infrastructure to enhance our capabilities in the fields of AI, IoT, 5G and big data analytics as well as expand and upgrade our smart home solutions.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Net revenues(1)	4,647,513	100.0	5,825,624	100.0	5,303,835	832,288	100.0
Cost of revenues	(3,565,109)	(76.7)	(4,742,668)	(81.4)	(4,105,767)	(644,285)	(77.4)
Gross profit	1,082,404	23.3	1,082,956	18.6	1,198,068	188,003	22.6
Operating expenses(2):
Research and development expenses(2)	(204,942)	(4.4)	(265,680)	(4.6)	(311,786)	(48,926)	(5.9)
Selling and marketing expenses(2)	(529,212)	(11.4)	(597,176)	(10.3)	(751,011)	(117,850)	(14.2)
General and administrative expenses(2)	(73,061)	(1.6)	(68,914)	(1.2)	(97,730)	(15,336)	(1.8)
Total operating expenses	(807,215)	(17.4)	(931,770)	(16.0)	(1,160,527)	(182,112)	(21.9)
Other income, net	35,880	0.8	32,795	0.6	27,128	4,257	0.5
Income from operations	311,069	6.7	183,981	3.2	64,669	10,148	1.2
Interest income and short-term investment income, net	26,109	0.6	31,968	0.5	28,589	4,486	0.5
Income before income tax expenses	339,020	7.3	217,767	3.7	94,630	14,849	1.8
Income tax expenses	(45,190)	(1.0)	(43,321)	(0.7)	(5,739)	(901)	(0.1)
Net Income	293,830	6.3	174,446	3.0	88,891	13,948	1.7

Notes:

(1)	Includes RMB2,112.2 million, RMB2,889.4 million and RMB2,295.6 million (US$360.2 million) from sales to Xiaomi for the year ended December 31, 2019, 2020 and 2021, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
General and administrative expenses	7,282	11,303	9,130	1,433
Research and development expenses	23,564	49,996	32,609	5,117
Selling and marketing expenses	12,322	10,904	5,666	889
Total	43,168	72,203	47,405	7,439

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues

Our net revenues decreased by 9.0% from RMB5,825.6 million in 2020 to RMB5,303.8 million (US$832.3 million) in 2021, primarily due to (i) the fact that we proactively and substantially scaled back the sales volume of Xiaomi-branded sweeper robots, and adjusted our product portfolio for margin expansion in other categories; and (ii) the overall weaker consumer demands for certain product categories.

IoT @ Home portfolio Revenues from IoT @ Home portfolio decreased by 7.4% from RMB3,671.7 million in 2020 to RMB3,401.0 million (US$533.7 million) in 2021, primarily due to the scale back of our supply of Xiaomi-branded sweeper robots and the product portfolio adjustments for margin expansion in some other categories, both contributing to the overall gross margin improvement for IoT @ Home portfolio.

Home water solutions. Revenues from home water solutions decreased by 15.9% from RMB883.3 million in 2020 to RMB742.9 million (US$116.6 million) in 2021, primarily due to our product portfolio adjustment involving a decrease in small-flux water purifiers.

Consumables. Revenues from consumables decreased by 4.1% from RMB382.9 million in 2020 to RMB367.0 million (US$57.6 million) in 2021, primarily due to decreased demands for purifier filter products.

Small appliances and others. Revenues from small appliances and others decreased by 10.7% from RMB887.7 million in 2020 to RMB792.9 million (US$124.4 million) in 2021, primarily due to the product portfolio adjustments we made for gross margin expansion in this category.

Cost of revenues

Our cost of revenues decreased by 13.4% from RMB4,742.7 million in 2020 to RMB4,105.8 million (US$644.3 million) in 2021, primarily due to the stringent cost control measures we took.

Gross profit

Our gross profit increased by 10.6% from RMB1,083.0 million in 2020 to RMB1,198.1 million (US$188.0 million) in 2021, and our gross margin increased from 18.6% in 2020 to 22.6% in 2021. The margin improvement was primarily driven by our continued efforts to shift the business and product mix toward higher gross margin products.

Operating Expenses

Our operating expenses increased by 24.6% from RMB931.8 million in 2020 to RMB1,160.5 million (US$182.1 million) in 2021.

General and administrative.  General and administrative expenses increased by 41.8% from RMB68.9 million in 2020 to RMB97.7 million (US$15.3 million) in 2021, primarily due to the increase in related personnel salaries and expenses.

Research and development.  Research and development expenses increased by 17.4% from RMB265.7 million in 2020 to RMB311.8 million (US$48.9 million) in 2021, primarily due to the increase in related personnel salaries and expenses, as well as increased investment in research and development of new products.

Selling and marketing.  Selling and marketing expenses increased by 25.8% from RMB597.2 million in 2020 to RMB751.0 million (US$117.9 million) in 2021, primarily due to the increase in advertising and marketing activities to enhance our brand and market recognition.

Income tax expenses

We had an income tax expenses of RMB5.7 million (US$0.9 million) in 2021, compared to RMB43.3 million in 2020.

Net income

As a result of the foregoing, we recorded a net income of RMB88.9 million (US$13.9 million) in 2021, compared to RMB174.4 million in 2020. Excluding the impact of share-based compensation expenses, our net income was RMB136.3 million (US$21.4 million) in 2021, compared to RMB246.6 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues

Our net revenues increased by 25.3% from RMB4,647.5 million in 2019 to RMB5,825.6 million in 2020, primarily driven by the continued successful rollout and increase in sales of Xiaomi-branded and Viomi-branded products.

IoT @ Home portfolio. Revenues from IoT @ Home portfolio increased by 45.6% to RMB3,671.7 million in 2020 from RMB2,522.2 million in 2019, primarily due to additional sales volume of Viomi-branded sweeper robots and air conditioners, as well as the additional sales volume of Xiaomi-branded sweeper robots.

Home water solutions. Revenues from home water solutions decreased by 17.1% to RMB883.3 million in 2020 from RMB1,065.2 million in 2019, primarily due to the decreases in average selling prices, particularly of Xiaomi branded water purifier products. These effects were partially mitigated by the successful introduction of new series of Viomi-branded water purifier products.

Consumables. Revenues from consumables increased by 44.0% to RMB382.9 million in 2020 from RMB265.8 million in 2019, primarily due to the increased demand for our water purifier filter products.

Small appliances and others. Revenues from small appliances and others increased by 11.8% to RMB887.7 million in 2020 from RMB794.3 million in 2019, primarily due to new product introductions, together with increased demand for our small appliances products.

Cost of revenues

Our cost of revenues increased by 33.0% from RMB3,565.1 million in 2019 to RMB4,742.7 million in 2020, as a result of the overall growth of our business and relatively in line with the rapid growth of net revenues.

Gross profit

Our gross profit is generally steady, increasing by 0.1% from RMB1,082.4 million in 2019 to RMB1,083.0 million in 2020, largely as a result of decreases in average selling prices of certain product categories, such as water purifiers, which outweigh the increase in sales volume.

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

Operating Expenses

Our operating expenses increased by 15.4% from RMB807.2 million in 2019 to RMB931.8 million in 2020, primarily due to the rapid growth of our business and an increase in share-based compensation, partially offset by our continued implementation of expense control initiatives.

General and administrative.  General and administrative expenses decreased by 5.7% from RMB73.1 million in 2019 to RMB68.9 million in 2020, primarily due to implementation of expense control initiatives, which offset an increase in share-based compensation expenses of RMB4.0 million to attract and retain senior management personnel a significant decrease in share-based compensation expenses.

Research and development.  Research and development expenses increased by 29.6% from RMB204.9 million in 2019 to RMB265.7 million in 2020, primarily due to an increase in share-based compensation expenses amounting to RMB26.4 million to attract and retain research and development personnel, and expenses associated with depreciation of molds for researching and developing amounting to RMB20.3 million.

Selling and marketing.  Selling and marketing expenses increased by 12.8% from RMB529.2 million in 2019 to RMB597.2 million in 2020. This increase was primarily due to an increase in commission expenses amounting to RMB62.9 million as a result of the growth of our business, partially offset by the expense control measures implemented by our Company.

Income tax expenses

We had an income tax expenses of RMB45.2 million in 2019, and RMB43.3 million in 2020.

Net income

As a result of the foregoing, we recorded a net income of RMB174.4 million in 2020, compared to RMB293.8 million for 2019. Excluding the impact of share-based compensation expenses, our net income was RMB246.6 million in 2020, compared to RMB337.0 million for 2019.

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

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. However, according to the PRC Enterprise Income Tax Law, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Each of our WFOE II, Foshan Viomi and Guangdong Lizi has obtained High and New Technology Enterprise Certificate and is thus eligible to enjoy a preferential tax rate of 15%, to the extent it has taxable income under the PRC Enterprise Income Tax Law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2019, 2020 and 2021, we had cash and cash equivalents and restricted cash of RMB1,003.0 million, RMB574.7 million and RMB622.8 million (US$97.7 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Although we consolidate the results of our VIEs, we only have access to cash balances or future earnings of our VIEs through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior approval of SAFE as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior approval of the SAFE by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries and VIEs amounted to RMB31.4 million, RMB61.9 million and RMB112.6 million (US$17.7 million) as of December 31, 2019, 2020 and 2021, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB1,012.3 million, RMB871.4 million and RMB1,022.0 million (US$160.4 million) as of December 31, 2019, 2020 and 2021, respectively.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	245,484	185,196	308,968	48,485
Net cash used in investing activities	(268,956)	(433,083)	(265,321)	(41,636)
Net cash provided by/(used in) financing activities	48,542	(146,375)	17,133	2,687
Effect of exchange rate changes on cash and cash equivalents	8,087	(34,034)	(12,703)	(1,993)
Net increase in cash and cash equivalents and restricted cash	33,157	(428,296)	48,077	7,543
Cash and cash equivalents and restricted cash at the beginning of the year	969,848	1,003,005	574,709	90,186
Cash and cash equivalents and restricted cash at the end of the year	1,003,005	574,709	622,786	97,729

Operating activities

Net cash provided by operating activities was RMB309.0 million (US$48.49 million) in 2021. The difference between net cash provided by operating activities and our net income of RMB88.9 million (US$13.9 million) was primarily due to changes in working capital of RMB94.6 million (US$14.8 million), and the adjustment of RMB72.4 million (US$11.4 million) in depreciation and amortization and RMB47.4 million (US$7.4 million) in share-based compensation. The changes in working capital were mainly due to a decrease in accounts receivable from a related party of RMB287.7 million (US$45.1 million), a decrease in accounts and notes receivable from related parties of RMB99.9 million (US$15.7 million) and an increase in accounts and notes payable of RMB67.7 million (US$10.6 million), partially offset by an increase in inventories of RMB145.1 million (US$22.8 million), a decrease in amounts due to related parties of RMB118.8 million (US$18.6 million) and an increase in prepaid expenses and other current assets of RMB76.1 million (US$12.0 million).

Net cash provided by operating activities was RMB185.2 million in 2020. The difference between net cash provided by operating activities and our net income of RMB174.4 million was primarily due to RMB130.5 million used for working capital, partially offset by the adjustment of RMB72.2 million in share-based compensation, RMB54.3 million in depreciation and amortization and RMB22.6 million in inventory write-down. The additional cash used for working capital were mainly due to a RMB118.4 million increase in accounts and notes receivable from third parties, a RMB64.1 million increase in other receivables from related parties, a RMB43.9 million increase in inventory, a RMB41.8 million decrease in accounts and notes payables, and a RMB23.5 million increase in prepaid expenses and other current assets, partially offset by a RMB99.1 million increase in amounts due to related parties, a RMB98.8 million increase in accounts receivable from a related party, a RMB17.4 million increase in income tax payables, and a RMB9.5 million increase in advances from customers. The increase in accounts and notes receivable and that in inventories were due to the rapid growth of our business. The accounts receivable from a related party represent sales receivable of products to Xiaomi, the decrease of which reflects our increased efforts in collecting the receivable. The amounts due to related parties represent the payable of purchasing products from Xiaomi and other related parties, the increase of which reflects the increase of product purchase from the related parties. The accounts and notes receivable from third parties represent sales receivable of products to certain leading e-commerce platforms, the increase of which reflects the growth of our sales to these e-commerce platforms as a result of the growth of our overall business. Other receivables from related parties represent the receivable from sales of Viomi-branded products on the e-platform of Xiaomi, the increase of which reflects the growth of our sales to this e-platform.

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

Investing activities

We used RMB265.3 million (US$41.6 million) in investing activities in 2021, mainly as a result of RMB1.8 billion (US$281.9 million) used for the purchase of short-term investments, RMB164.8 million (US$25.9 million) used for placement of short-term deposits and RMB99.4 million (US$15.6 million) used for the purchase of equipment, partially offset by RMB1.7 billion (US$261.0 million) from the maturity of short-term investments.

We used RMB433.1 million in investing activities in 2020, mainly as a result of RMB3,256.2 million used for the purchase of short-term investments and RMB215.6 million used for placement of short-term deposit, partially offset by RMB2,874.2 million from the maturity of short-term investments and RMB215.0 million from maturities of short-term deposits.

We used RMB269.0 million in investing activities in 2019, mainly as a result of RMB812.1 million used for the purchase of short-term investments and RMB270.5 million used for placement of short-term deposit, partially offset by RMB670.2 million from the maturity of short-term investments and RMB212.0 million from maturities of short-term deposits.

Financing activities

Net cash provided by financing activities was RMB17.1 million (US$2.7 million) in 2021, mainly as a result of proceeds from borrowing of RMB16.1 million (US$2.5 million) and proceeds from exercise of vested share options of RMB12.9 million (US$2.0 million), partially offset by a spending on the repurchase of our ordinary shares of RMB12.1 million (US$1.9 million).

Net cash used in financing activities was RMB146.4 million in 2020, mainly as a result of RMB95.9 million payback of short-term borrowing, RMB54.6 million used in repurchases of ordinary shares, partially offset by proceeds from exercise of vested share options of RMB6.6 million.

Net cash provided by financing activities was RMB48.5 million in 2019, mainly as a result of RMB95.9 million net proceeds from short-term borrowing, partially offset by cash paid for dividends of RMB46.6 million.

Working capital turnover

Inventories

Our inventory consists of finished products and raw materials. As of December 31, 2019, 2020 and 2021, our inventory was RMB418.0 million, RMB439.4 million and RMB576.4 million (US$90.4 million), respectively. The increase reflected the growth in our sales. Our inventory turnover days was 34 days, 33 days and 45 days for the years ended December 31, 2019, 2020 and 2021, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of allowance for doubtful accounts, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts and notes receivable

Our accounts and notes receivable represent primarily accounts receivable from Xiaomi as well as accounts and notes receivable from third parties. As of December 31, 2019, 2020 and 2021, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB1,024.1 million, RMB1,036.4 million and RMB623.3 million (US$97.8 million), respectively. Our total accounts and notes receivable as of December 31, 2021 included RMB320.9 million (US$50.4 million) from Xiaomi and RMB199.6 million (US$31.3 million) from e-commerce platforms. Our accounts and notes receivable turnover days were 55 days, 65 days and 57 days for the years ended December 31, 2019, 2020 and 2021, respectively. Accounts and notes receivable turnover days for a given period are equal to average of the balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2019, 2020 and 2021, our accounts and notes payable were RMB1,043.2 million, RMB1,001.4 million and RMB1,069.1 million (US$167.8 million), respectively. The increase reflected the growth of our sales. Our accounts and notes payable turnover days were 83 days, 80 days and 92 days for the years ended December 31, 2019, 2020 and 2021, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, contractual obligations and capital commitments.

Cash flow in connection with capital expenditures amounted to RMB68.6 million, RMB50.4 million, and RMB110.2 million (US$17.3 million) in the years ended December 31, 2019, 2020 and 2021, respectively. These capital expenditures are incurred primarily in connection with the purchase of property and equipment, intangible assets, the construction of Viomi IoT Technology Park and other long-term assets. Our capital expenditures may increase in the future as our product offerings continue to expand and diversify and as we continue to construct the Viomi IoT Technology Park. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and cash flow generated from our operating activities.

Our contractual obligations mainly represent operating lease obligations, which consist of the commitments under the lease agreements for our office premises and several factories. The following table sets forth our contractual obligations as of December 31, 2021.

	Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligation(1)	27,184	16,103	11,081	—	—

Note:

(1)	Operating lease obligation consist of the commitments under the lease agreements for our office premises and several factories.

As of December 31, 2021, we had RMB116.5 million outstanding capital commitments, which are mainly related to the construction of Viomi IoT Technology Park.

We intend to fund our existing and future material cash requirements with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimate

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

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and related critical estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

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

Sales to Xiaomi

During 2019 to 2021, we generated a substantial portion of our revenues from sales of products to Xiaomi.

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

Further, we might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to us by the e-commerce platforms. We evaluate each type of incentives or fees to be paid in accordance with ASC 606. Considering that we either do not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis, we reduce the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms.

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

The following table sets forth the fair values of our ordinary shares estimated from July 1, 2016 to December 31, 2021:

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

In June 2018, our board of directors and shareholders approved the 2018 Share Incentive Plan. The maximum number of shares issuable under the 2018 Share Incentive Plan was 23,920,858 as of December 31, 2021.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2019, 2020 and 2021 are summarized in the following table:

	2020	2021
Risk-free interest rate	2.20%~3.30%	2.88%~3.19%
Expected volatility	41.30%~43.62%	42.93%~43.41%
Expected life of option (years)	10	10
Expected dividend yield	—	—
Fair value per ordinary share	US$1.04~US$1.47	US$0.84~US$2.25

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	47	Founder, Chairman of the Board of Directors and Chief Executive Officer
De Liu	48	Director
Jinling Zhang	50	Independent Director
Weijiang Wu	45	Independent Director
Jun Li	43	Independent Director

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

Mr. De Liu has served as our director since June 2018. Mr. Liu is one of the cofounders and a senior vice president of Xiaomi, where he is responsible for the organization department. He currently also serves as a director of Huami Corporation, a NYSE-listed company (NYSE: HMI). Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010.

Ms. Jinling Zhang has served as our independent director since September 2018. Ms. Zhang has served as the managing partner and chief financial officer of Baidu Venture since November 2020 and the chief financial officer of Baidu Capital since 2018. Prior to her current role at Baidu Capital, Ms. Zhang served as the vice president of Baidu Group in 2017, the vice president of finance and investment of Xiaomi from 2013 to 2016, as the financial controller of Cisco Networks Asia Pacific in Japan and Greater China from 2010 to 2013, and as the financial and operational controller of global operations in Seagate Technology from 2006 to 2010. Ms. Zhang received her bachelor’s degree in accounting from Capital University of Economics and Business in 1994, and her MBA from William E. Simon Business School of the University of Rochester in 2001. Ms. Zhang is a Chinese Certified Public Accountant, a Chinese Certified Tax Adviser and an American Certified Public Accountant.

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

B.	Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of approximately RMB3.8 million (US$0.6 million) in cash to our executive officers, and RMB1.1 million (US$0.2 million) to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2021, awards to purchase 5,160,254 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company after the completion of our initial public offering during the term of this Plan commencing, by (i) an amount equal to 1% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2021, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 23,920,858. As of December 31, 2021, awards to purchase 17,066,084 ordinary shares have been granted and are outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2021, the awards granted under the 2015 Plan and 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Share Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chen Xiaoping	*	1.1	May 6, 2020	April 1, 2030

Note:

*	Less than 1% of our total outstanding shares.

As of December 31, 2021, other employees as a group held outstanding options to purchase 21,226,338 ordinary shares of our company, at a weighted average exercise price of US$0.78 per share.

Shares awarded to Mr. Xiaoping Chen

In August 2018, we issued 4,000,000 class A ordinary shares at par value to Mr. Xiaoping Chen’s wholly owned entity Viomi Limited to award his contribution to our company’s rapid development. Such shares were immediately vested. The issuance of such shares is accounted for as a share-based compensation to Mr. Xiaoping Chen. The share-based compensation expenses related to this one-off share award was RMB90.2 million.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, transaction or proposed transaction in which he is interested provided (a) such director has declared the nature of his interest at meeting of the board at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may from time to time at their discretion exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Board Diversity Matrix

The board diversity matrix below sets forth the information on each director’s voluntary self-identified characteristics pursuant to Rule 5606 of the Listing Rules of Nasdaq.

Board Diversity Matrix As of February 28, 2022
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	1	4	0	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.	Employees

We had 1,470 employees as of December 31, 2021. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021:

As of December 31, 2021
Function:
Research and development	583
Manufacturing	334
Sales and marketing	465
General administration	88
Total	1,470

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2022 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 208,695,326 ordinary shares outstanding, consisting of 105,480,779 Class A ordinary shares (excluding 13,849,185 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans) and 103,214,547 Class B ordinary shares outstanding as of February 28, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership and voting power of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares	% of aggregate voting power**
Directors and Executive Officers*:
Xiaoping Chen(1)	2,819,558	68,796,364	34.3%	60.7%
De Liu	—	—	—	—
Jinling Zhang	—	—	—	—
Weijiang Wu	—	—	—	—
Jun Li	—	—	—	—
All Directors and Executive Officers as a Group	2,819,557	68,796,364	34.3%	60.7%
Principal Shareholders:
Viomi Limited(2)	2,200,000	67,636,364	33.5%	59.6%
Shunwei Talent Limited(3)	32,111,364	—	15.4%	2.8%
Red Better Limited(4)	330,000	33,818,182	16.4%	29.8%

Notes:

*

Unless otherwise stated, the business address of our directors and executive officers is Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, Guangdong, 510220, People’s Republic of China. Mr. De Liu’s business address is Xiaomi Campus, No. 33 Xierqi Middle Road, Haidian District, Beijing, 100085, China.

**

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)

Represents (i) 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited, a British Virgin Islands company, (ii) 1,160,000 Class B ordinary shares and 219,558 Class A ordinary shares in the form of ADS beneficially owned by certain employees, and (iii) 400,000 Class A ordinary shares in the form of ADSs issuable pursuant to options exercisable within 60 days following February 28, 2022. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen.

(2)

Represents 67,636,364 Class B ordinary shares and 2,200,000 Class A ordinary shares held by Viomi Limited, a British Virgin Islands company. Viomi Limited is wholly owned by Mr. Xiaoping Chen. The registered address of Viomi Limited is NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(3)

Represents 32,111,364 Class A ordinary shares held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by Shunwei Talent Limited with SEC on February 9, 2021. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

(4)

Represents 33,818,182 Class B ordinary shares and 330,000 Class A ordinary shares in the form of ADSs held by Red Better Limited, a British Virgin Islands liability limited company. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Red Better Limited with SEC on February 1, 2019. The address of Red Better Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Red Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

To our knowledge, as of February 28, 2022, 117,129,960 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of February 28, 2022, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Our Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Meanwhile, our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us. Our cooperation with and sales to Xiaomi extends to a diversified range of products, which currently include Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, dishwashers, sweeper robots, blenders as well as other complimentary products such as kettles and water quality meters. Since the third quarter of 2021, we have started to largely scaled back the supply of Xiaomi-branded sweeper robots, while maintaining cooperation in other categories we have reached.

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

In 2021, revenues generated from sales to Xiaomi, predominantly comprising Xiaomi-branded products, was RMB2,295.6 million (US$360.2 million), accounting for 43.3% of our net revenues.

Business cooperation agreement

The current business cooperation agreement entered into in 2017 with Xiaomi governs the design, production and sales to Xiaomi in relation to certain specified product categories, including some SKUs of Xiaomi-branded water purification systems, water purifier filters, as well as other complementary products such as kettles and water quality meters. This contract contains an auto-renewal provision, and was most recently renewed in September 2021 for two years. This agreement can be terminated earlier by Xiaomi, among other reasons, if (i) we breach the material obligation underlying this agreement and purchase order, (ii) except as prohibited by applicable bankruptcy laws, we declare bankruptcy, or if we are unable to repay due loans, or perform contracts, or if our assets are transferred to or taken by other creditors, (iii) the products fail to meet Xiaomi’s requirements, and Xiaomi determines that there is no value to remedy or the products still fail the requirement after three times’ remedies, (iv) we fail to deliver the products on time without reasonable cause and Xiaomi’s prior written consent, and (v) we fail to store the data to clouds designated by Xiaomi, cause disputes of violating users’ personal information, or disclose user data to any third party without Xiaomi’s consent.

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

Youpin commission sales agreement

We have entered into a commission sales agreement with Xiaomi for the sale of our own branded products on Youpin. The commission sales agreement expired on December 31, 2021 and has been renewed up to December 31, 2022. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

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

Transaction with Xiaomi

In 2021, we recorded RMB2,295.6 million (US$360.2 million) in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2021, the amount due from Xiaomi was RMB409.3 million (US$64.2 million).

In 2020, we recorded RMB2,889.4 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2020, the amount due from Xiaomi was RMB697.1 million.

In 2019, we recorded RMB2,112.2 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2019, the amount due from Xiaomi was RMB731.9 million.

We purchased RMB43.0 million, RMB50.8 million and RMB33.8 million (US$5.3 million) of products and services from Xiaomi in 2019, 2020 and 2021, respectively. We recognized RMB81.9 million, RMB97.2 million and RMB106.9 million (US$16.8 million) in commission fees and other expenses to Xiaomi in 2019, 2020 and 2021, respectively, which was incurred by selling our own self-branded products on Youpin.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares. Unless otherwise noted, this summary addresses only U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and China (the “Treaty”) and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	persons that acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
•	persons that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	persons that have a functional currency other than the U.S. dollar; or
•	persons that actually or constructively own 10% or more of our stock (by vote or value).

Prospective investors should consult their tax advisors with respect to the U.S. federal, state, local, non-U.S. income and other tax considerations relevant to the ownership and disposition of our ADSs or ordinary shares in light of their particular circumstances.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, or organized in or under the law of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (A) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (B) that has validly elected to be treated as a United States person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, rents, royalties, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, at least 25% (by value) of its stock.

Although the law in this regard is not entirely clear, we treat each of our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon an analysis of our income and assets and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2021. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances in which our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service (the “IRS”) may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future taxable years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” assumes that we are not and will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

The gross amounts of any distributions received by a U.S. Holder on our ADSs or ordinary shares (including any amount withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and ordinary shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs and ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. For this purpose, our ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

For U.S. foreign tax credit purposes, dividends received on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any PRC income taxes paid or withheld with respect to dividends on our ADSs or ordinary shares to the extent that such taxes are non-refundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the sale or other disposition of our ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source income, which may limit a U.S. Holder’s ability to claim a foreign tax credit for any such PRC income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as PRC source, however. Notwithstanding this, pursuant to recently issued Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ADSs or ordinary shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” the U.S. Holder receives on our ADSs or ordinary shares  and any gain the U.S. Holder recognizes on the sale or other disposition including, under certain circumstances, a pledge, of our ADSs or ordinary shares.

Distributions received by a U.S. Holder on our ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares will be treated as excess distributions. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•

the amount allocated to the taxable year of the excess distribution or of the sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries, our VIEs or any of the non-U.S. subsidiaries of our VIEs are also PFICs, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime by making a mark-to-market election with respect to such stock. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs.  The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as any gain on the sale of disposition of ADSs, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as any loss realized on the actual sale or other disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ADSs. The U.S. Holder’s adjusted tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable Regulations. The ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market, which is a qualified exchange for these purposes, and consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be available with respect to our ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any taxable year in which a U.S. Holder holds our ordinary shares, such holder will generally be subject to the PFIC rules above.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

U.S. Holders that own our ADSs or ordinary shares during any taxable year that we are a PFIC will generally be required to file an annual report with the IRS regarding their ownership of such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax consequences relevant to the ownership and disposition of our ADSs or ordinary shares if we were, are, or become a PFIC, including the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ADSs AND ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively.  Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, we did not receive reimbursement from the depositary.

Part II

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

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer, who is also our principal financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered accounting firm, identified two material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2021.

The material weaknesses identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures. These material weaknesses were first identified during the audit of the Company’s consolidated financial statements for the years ended December 31, 2016, 2017 and 2018.

To remedy identified material weaknesses in internal control over financial reporting, we are in the process of implementing several measures, including:

•	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

•	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements;
•	establishing an internal control and compliance department and hiring additional compliance staff and perform internal audit and evaluation of internal controls from time to time;
•	enhancing U.S. GAAP accounting manual to provide accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP, SEC rules and relevant requirements;
•	establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; and
•

enhancing our company’s monitoring controls over financial reporting, including additional review our company’s head of finance, and other senior financial staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures.

We are fully committed to continuing to implement measures to remediate our material weaknesses and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur in implementing these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenues for fiscal year of 2021, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. Therefore, no attestation report by our registered public accounting firm regarding our internal control is included in this annual report.

Changes in Internal Control

As of December 31, 2020, three material weaknesses were identified, which were related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures and (iii) lack of an effective control procedure to track and estimate warranty provision relating to our products sold to ensure accuracy.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During 2021, we have implemented a number of remedial measures to address the material weakness with respect to warranty provision, including (i) the adoption of a formal policies and procedures manual on the warranty provision end to end process, and the designation of appropriate personnel in the aftersales service team, department head and accounting department in each of the control points to improve the accuracy and completeness of the record of repair history and costs of all products; (ii) the establishment of a comprehensive model in the calculation of warranty provisions to cover all products and internal controls to ensure the accuracy and completeness of data used in the calculation; and (iii) the enhancement of the review procedures and documentation over the estimation of warranty provision.

As of December 31, 2021, based on an assessment performed by our management on the performance of certain remediation measures mentioned above, we concluded that the material weakness of “lack of an effective control procedure to track and estimate warranty provision relating to our products sold to ensure accuracy” in our internal control over financial reporting previously identified as of December 31, 2020 has been remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED
Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	For the Year Ended December 31,
	2020	2021
	(in thousands of RMB)
Audit fees(1)	5,850	6,850

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

On March 26, 2020, our board of directors approved a share repurchase plan whereby we are authorized to repurchase up to US$10 million worth of our company’s Class A ordinary shares in the form of ADS.  The share repurchase plan was publicly announced on March 26, 2020 and ended on March 25, 2021.

On October 14, 2021, our board of directors approved a share repurchase program whereby we are authorized to repurchase up to US$10 million worth of our company’s Class A ordinary share in the form of ADS over the twelve-month period ended October 13, 2022. The share repurchase program was publicly announced on October 14, 2021.

The following table sets forth a summary of our repurchase of the ADSs under the share repurchase plans described in the paragraph above since their respective announcement till December 31, 2021. All shares were repurchased in the open market pursuant to the share repurchase plans.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plans	Approximate Dollar value of ADSs that May Yet Be Purchased Under the Plans
April 2020	254,848	$5.1818	254,848	$8,679,416
May 2020	113,763	$5.9236	113,763	$8,005,534
June 2020	6,005	$4.9882	6,005	$7,975,579
August 2020	10,877	$5.8478	10,877	$7,911,973
September 2020	447,531	$5.8498	447,531	$5,294,023
October 2020	220,839	$5.9240	220,839	$3,985,773
December 2020	356,860	$5.5894	356,860	$1,991,130
December 2021	665,990	$2.8299	665,990	$8,115,286

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Viomi Technology Co., Ltd and its subsidiaries and VIEs are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

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

4.10*	English Translation of Business Cooperation Agreement between Foshan Viomi and Xiaomi dated September 10, 2021

4.11

English Translation of Termination Agreement between WFOE I, Xiaoping Chen and Foshan Viomi dated April 28, 2020 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))

4.12

English translation of the Shareholder Voting Proxy Agreement among Foshan Viomi, its shareholders and WFOE II on April 28, 2020 (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))

4.13

English translation of the Equity Pledge Agreement among Foshan Viomi, its shareholders, and WFOE II on April 28, 2020 (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))

4.14

English translation of the Exclusive Consultation and Service Agreement between Foshan Viomi and WFOE II on April 28, 2020 (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))

4.15

English translation of the Exclusive Option Agreement among Foshan Viomi, its shareholders and WFOE II on April 28, 2020 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))

4.16

English translation of the Spousal Consent Letter of the spouse of Mr. Xiaoping Chen as an individual shareholder of Foshan Viomi on April 28, 2020 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))

4.17

English translation of the Agreement on the Investment in Development and Construction of Plot 3 on the Licun Section of Industrial Avenue Subordinate to Licun Village Committee, Lunjiao Sub-district Office, Shunde District among Center for Land Development, Lunjiao Sub-district Office, Shunde District, Foshan City and WFOE II on June 1, 2020 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))

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

Date:April 27, 2022

VIOMI TECHNOLOGY CO., LTD

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

April 27, 2022

We have served as the Company's auditor since 2018.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	504,108	586,955	92,106
Restricted cash	70,601	35,831	5,623
Short-term investments	696,051	828,867	130,067
Accounts and notes receivable from third parties (net of allowance of RMB9,246 and RMB34,385 as of December 31, 2020 and 2021, respectively)	427,352	302,336	47,443
Accounts receivable from a related party (net of allowance of RMB61 and RMB368 as of December 31, 2020 and 2021, respectively)	609,094	320,939	50,362
Other receivables from related parties (net of allowance of RMB9 and RMB104 as of December 31, 2020 and 2021, respectively)	88,038	88,367	13,867
Inventories	439,375	576,351	90,442
Prepaid expenses and other current assets	87,280	156,127	24,500
Long-term deposits -current portion	10,000	50,000	7,846
Total current assets	2,931,899	2,945,773	462,256
Non-current assets
Prepaid expenses and other non-current assets	19,803	27,321	4,287
Property, plant and equipment, net	72,436	145,993	22,909
Deferred tax assets	14,189	35,304	5,540
Intangible assets, net	7,681	12,176	1,911
Right-of-use assets, net	20,529	18,425	2,891
Land use rights, net	62,982	61,722	9,686
Long-term deposits -non-current portion	50,000	30,000	4,708
Total non-current assets	247,620	330,941	51,932
Total assets	3,179,519	3,276,714	514,188
Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of RMB860,454 and RMB545,966 as of December 31, 2020 and 2021, respectively)	1,001,371	1,069,108	167,766
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB109,162 and RMB89,303 as of December 31, 2020 and 2021, respectively)	112,613	99,632	15,634
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB124,192 and RMB5,415 as of December 31, 2020 and 2021, respectively)	124,192	5,415	850
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB298,856 and RMB284,830 as of December 31, 2020 and 2021, respectively)	335,488	365,718	57,390
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Company of RMB47,242 and RMB16,231 as of December 31, 2020 and 2021, respectively)	50,962	43,343	6,801
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB6,333 and RMB6,988 as of December 31, 2020 and 2021, respectively)	9,481	11,312	1,775
Total current liabilities	1,634,107	1,594,528	250,216
Non-current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB3,400 and RMB7,558 as of December 31, 2020 and 2021, respectively)	3,400	7,558	1,186
Long-term borrowing	-	16,105	2,527
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of RMB6,484 and RMB4,571 as of December 31, 2020 and 2021, respectively)	11,693	7,596	1,192
Total non-current liabilities	15,093	31,259	4,905
Total liabilities	1,649,200	1,625,787	255,121
Commitments and contingencies (Note 21)
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,163,686 and 105,516,779 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,554,546 and 103,214,547 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	6	6	1
Treasury stock	(54,600)	(66,668)	(10,462)
Additional paid-in capital	1,278,004	1,337,281	209,849
Retained earnings	363,051	449,900	70,599
Accumulated other comprehensive loss	(59,384)	(73,120)	(11,474)
Total equity attributable to shareholders of Viomi Technology Co., Ltd (the "Company")	1,527,083	1,647,405	258,514
Non-controlling interests	3,236	3,522	553
Total shareholders’ equity	1,530,319	1,650,927	259,067
Total liabilities and shareholders’ equity	3,179,519	3,276,714	514,188

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues:
A related party	2,112,170	2,889,441	2,295,569	360,225
Third parties	2,535,343	2,936,183	3,008,266	472,063
Total net revenues	4,647,513	5,825,624	5,303,835	832,288
Cost of revenues	(3,565,109)	(4,742,668)	(4,105,767)	(644,285)
Gross profit	1,082,404	1,082,956	1,198,068	188,003
Operating expenses (1):
Research and development expenses	(204,942)	(265,680)	(311,786)	(48,926)
Selling and marketing expenses	(529,212)	(597,176)	(751,011)	(117,850)
General and administrative expenses	(73,061)	(68,914)	(97,730)	(15,336)
Total operating expenses	(807,215)	(931,770)	(1,160,527)	(182,112)
Other income, net	35,880	32,795	27,128	4,257
Income from operations	311,069	183,981	64,669	10,148
Interest income and short-term investment income, net	26,109	31,968	28,589	4,486
Other non-operating income	1,842	1,818	1,372	215
Income before income tax expenses	339,020	217,767	94,630	14,849
Income tax expenses	(45,190)	(43,321)	(5,739)	(901)
Net income	293,830	174,446	88,891	13,948
Less: Net income attributable to the non-controlling interest shareholders	1,660	1,122	286	45
Net income attributable to ordinary shareholders of the Company	292,170	173,324	88,605	13,903
Net income attributable to the Company	292,170	173,324	88,605	13,903
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	10,641	(40,239)	(13,736)	(2,155)
Total comprehensive income attributable to the Company	302,811	133,085	74,869	11,748
Net income per share attributable to ordinary shareholders of the Company:
-Basic	1.40	0.83	0.42	0.07
-Diluted	1.35	0.80	0.40	0.06
Weighted average number of ordinary shares used in calculating net income per share
-Basic	208,156,507	208,812,049	209,551,821	209,551,821
-Diluted	215,855,577	215,623,773	220,735,997	220,735,997

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – CONTINUED

(Amounts in thousands, except shares, ADS, per share and per ADS data)

(1)	Share-based compensation was allocated in operating expenses as follows:

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note2(e))
Research and development expenses	23,564	49,996	32,609	5,117
Selling and marketing expenses	12,322	10,904	5,666	889
General and administrative expenses	7,282	11,303	9,130	1,433

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional Paid-in	Treasury stock		(Accumulated Deficit) Retained	Accumulated Other Comprehensive	Total Equity Attributable to Shareholders	Non- Controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	(Loss) Income	of the Company	Interest	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	90,200,000	5	117,600,000	7	1,193,174	—	—	(95,527)	(29,786)	1,067,873	2,992	1,070,865
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	292,170	—	292,170	1,660	293,830
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	43,168	—	—	—	—	43,168	—	43,168
Class B ordinary shares converted to Class A ordinary shares	6,750,000	1	(6,750,000)	(1)	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	1,494,732	—	—		1,741	—	—	—	—	1,741	—	1,741
Capital injection in a subsidiary from a non-controlling interest shareholder	—	—	—	—	—	—	—	—	—	—	3,000	3,000
Purchase of non-controlling interests	—	—	—	—	(196)	—	—	—	—	(196)	(2,000)	(2,196)
Special dividends declared to ordinary shareholders	—	—	—	—	(46,602)	—	—	—	—	(46,602)	—	(46,602)
Appropriation to statutory reserves	—	—	—	—	1,047	—	—	(1,047)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	10,641	10,641	—	10,641
Balance as of December 31, 2019	98,444,732	6	110,850,000	6	1,192,332	—	—	195,596	(19,145)	1,368,795	5,652	1,374,447

Balance as of January 1, 2020	98,444,732	6	110,850,000	6	1,192,332	—	—	195,596	(19,145)	1,368,795	5,652	1,374,447
Adoption of ASC 326	—	—	—	—	—	—	—	(2,405)	—	(2,405)	—	(2,405)
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	173,324	—	173,324	1,122	174,446
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	72,203	—	—	—	—	72,203	—	72,203
Class B ordinary shares converted to Class A ordinary shares	7,295,454	—	(7,295,454)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	2,655,669	—	—	—	8,989	—	—	—	—	8,989	—	8,989
Repurchase of shares	(4,232,169)	—	—	—	—	4,232,169	(54,600)	—	—	(54,600)	—	(54,600)
Purchase of non-controlling interests	—	—	—	—	1,016	—	—	—	—	1,016	(2,302)	(1,286)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,236)	(1,236)
Appropriation to statutory reserves	—	—	—	—	3,464	—	—	(3,464)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(40,239)	(40,239)	—	(40,239)
Balance as of December 31, 2020	104,163,686	6	103,554,546	6	1,278,004	4,232,169	(54,600)	363,051	(59,384)	1,527,083	3,236	1,530,319

Balance as of January 1, 2021	104,163,686	6	103,554,546	6	1,278,004	4,232,169	(54,600)	363,051	(59,384)	1,527,083	3,236	1,530,319
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	88,605	—	88,605	286	88,891
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	47,405	—	—	—	—	47,405	—	47,405
Class B ordinary shares converted to Class A ordinary shares	339,999	—	(339,999)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	3,011,064	—	—	—	9,941	—	—	—	—	9,941	—	9,941
Capital injection in a subsidiary from an investor	—	—	—	—	175	—	—	—	—	175	—	175
Repurchase of shares	(1,997,970)	—	—	—	—	1,997,970	(12,068)	—	—	(12,068)	—	(12,068)
Appropriation to statutory reserves	—	—	—	—	1,756	—	—	(1,756)	—	—	—	—
Foreign currency translation adjustment	—		—	—	—	—	—	—	(13,736)	(13,736)	—	(13,736)
Balance as of December 31, 2021	105,516,779	6	103,214,547	6	1,337,281	6,230,139	(66,668)	449,900	(73,120)	1,647,405	3,522	1,650,927

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income	293,830	174,446	88,891	13,949
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,577	54,271	72,148	11,322
Inventory write-down	15,661	22,577	8,103	1,272
Share-based compensation	43,168	72,203	47,405	7,439
Allowance for doubtful accounts	2,006	4,484	25,541	4,008
Loss from disposal of property and equipment	29	—	—	—
Deferred income tax benefits	(7,042)	(1,492)	(21,115)	(3,313)
Investment income	(4,654)	(10,800)	(1,369)	(215)
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	(206,477)	(118,403)	99,877	15,673
Accounts receivable from a related party	(446,963)	98,792	287,690	45,145
Inventories	(201,701)	(43,937)	(145,079)	(22,766)
Prepaid expenses and other current assets	(25,659)	(23,543)	(76,193)	(11,956)
Other receivables from related parties	88,376	(64,103)	(266)	(42)
Amounts due to related parties	19,343	99,086	(118,777)	(18,639)
Interest received relating to the investment income recognized in previous year	361	8,089	2,785	437
Accounts and notes payable	494,678	(41,788)	67,737	10,629
Advances from customers	16,838	9,463	(12,981)	(2,037)
Income tax payables	23,323	17,440	(7,619)	(1,196)
Accrued expenses and other liabilities	122,550	421	3,202	503
Lease liabilities	(5,760)	(8,392)	(11,012)	(1,728)
Purchase of a land use right	—	(63,618)	—	—
Net cash provided by operating activities	245,484	185,196	308,968	48,485
Cash flows from investing activities
Purchase of equipment	(56,131)	(47,509)	(99,448)	(15,606)
Purchase of lease hold improvement	(7,874)	(569)	(3,991)	(626)
Purchase of intangible assets	(4,595)	(2,365)	(6,733)	(1,057)
Purchase of short-term investments	(812,086)	(3,256,151)	(1,796,620)	(281,929)
Maturity of short-term investments	670,190	2,874,162	1,663,489	261,038
Placement of short-term deposits	(270,457)	(215,630)	(164,761)	(25,855)
Maturities of short-term deposits	211,967	214,979	162,743	25,538
Placement of long-term deposits	—	—	(30,000)	(4,708)
Maturities of long-term deposits	—	—	10,000	1,569
Proceeds from disposal of property and equipment	30	—	—	—
Net cash used in investing activities	(268,956)	(433,083)	(265,321)	(41,636)
Cash flows from financing activities
Dividend paid	(46,602)	—	—	—
Proceeds from exercise of vested share options	1,109	6,615	12,920	2,027
Receipt (repayment) of borrowing	95,868	(95,868)	16,106	2,527
Cash paid in relation to issuance of ordinary shares upon IPO	(2,637)	—	—	—
Capital injection in subsidiaries from non-controlling shareholders or investors	3,000	—	175	27
Purchase of non-controlling interests	(2,196)	(1,286)	—	—
Repurchase of ordinary shares	—	(54,600)	(12,068)	(1,894)
Dividends paid by non-wholly owned subsidiaries to non-controlling interests	—	(1,236)	—	—
Net cash provided by (used in) financing activities	48,542	(146,375)	17,133	2,687
Effect of exchange rate changes on cash and cash equivalents	8,087	(34,034)	(12,703)	(1,993)
Net increase (decrease) in cash and cash equivalents and restricted cash	33,157	(428,296)	48,077	7,543
Cash and cash equivalents and restricted cash at the beginning of the year	969,848	1,003,005	574,709	90,186
Cash and cash equivalents and restricted cash at the end of the year	1,003,005	574,709	622,786	97,729
Including:
Cash and cash equivalents at the end of the year	972,438	504,108	586,955	92,106
Restricted cash at the end of the year	30,567	70,601	35,831	5,623
Supplemental disclosures of cash flow information:
Cash paid for income tax	(28,909)	(27,373)	(34,446)	(5,405)
Cash paid for interest expense, net of amounts capitalized	(995)	(76)	—	—
Acquisition of equipment in form of other payable	5,997	15,624	60,507	9,495

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

In December 2019, the Company established Yunmi Hulian Technology (Guangdong) Co., Ltd. (“Yunmi Hulian”) as a wholly owned subsidiary of Viomi HK to act as a holding company for future business and investment opportunities.

In October 2020, Codream HK Co., Limited (Hong Kong) (“Codream HK”), one of the Company’s subsidiaries, established Zhumeng Hulian Technology (Guangdong) Co. Ltd. (“Zhumeng Hulian”) as a wholly owned subsidiary of the Company.

In November 2020, the Group entered into an agreement with Sunglow Wealth HK Limited (“Sunglow”) to sell 1% of equity interests of Guangdong Lizi Technology Co. Ltd. (“Guangdong Lizi”) for a consideration of RMB175. Meanwhile, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021. The Group therefore did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2021.

As of December 31, 2021, details of the Company’s principal subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 15, 2015	100%	Investment holding
Codream HK	Hong Kong	August 20, 2019	100%	Investment holding
Yunmi Hulian	PRC	December 9, 2019	100%	Investment holding
Zhumeng Hulian	PRC	October 14, 2020	100%	Investment holding
Guangdong Lizi	PRC	July 26, 2018	100%	Home appliance development and sales
Guangzhou interconnect Technology Co., Ltd.	PRC	December 7, 2020	100%	Home appliance development and sales
VIEs:
Foshan Viomi	PRC	May 6, 2014	100%	Home appliance development and sales
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business
Subsidiaries of Foshan Viomi:
Guangdong AI Touch Technology Co., Ltd. (“AI Touch”)	PRC	January 30, 2019	VIE’s subsidiary	Home appliance development and sales
Foshan Xiaoxian Hulian Electric Appliances Technology Co., Ltd. (“Foshan Xiaoxian”)	PRC	October 12, 2016	VIE’s subsidiary	Home appliance development and sales

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Pursuant to the resolution of the shareholders of the Company on August 23, 2018, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares comprising of (i) 4,800,000,000 class A ordinary shares of a par value of US$0.00001 each (‘‘Class A Ordinary Shares’’), (ii) 150,000,000 class B ordinary shares of a par value of US$0.00001 each (‘‘Class B Ordinary Shares’’) and (iii) 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity other than holders of Class B Ordinary Shares or their affiliates, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

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

(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Risks in relation to VIE structure

The Company believes that the contractual arrangements among its subsidiaries, their VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit Lequan and Yunmi Hulian’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

Mr. Chen is the ultimate shareholder of Foshan Viomi and the largest shareholder of Beijing Viomi, and Mr. Chen is also the largest beneficiary owner of the Company. The interests of Mr. Chen as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Chen is only one of the beneficiary shareholders of the Company. The Company cannot assert that when conflicts of interest arise, Mr. Chen will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Chen may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company relies on Mr. Chen, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Chen, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and its subsidiaries taken as a whole on an aggregated basis, which were included in the Group’s consolidated financial statements. For purposes of this presentation, activity within and between the VIEs and their subsidiaries have been eliminated, but transactions  with other entities within the Consolidated Group have been included without elimination. Presentation of the comparative data for 2019 and 2020 have been expanded to conform to the current year presentation.

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	338,748	353,554
Short-term investments	579,457	820,344
Accounts receivable from third parties	412,118	204,769
Accounts receivable from a related party	609,094	320,939
Inventories	392,574	362,385
Amount due from Group companies	106,956	232,203
Other assets	395,941	383,569
Total assets	2,834,888	2,677,763
Accounts and notes payable	860,454	545,966
Accrued expenses and other liabilities*	302,256	292,388
Amount due to Group companies	480,058	824,304
Other liabilities	293,413	122,508
Total liabilities	1,936,181	1,785,166

*

The amount of accrued expenses and other liabilities of VIEs as of December 31, 2020 has been revised to correct an error in previously issued annual financial statements included in our Form 20-F for the year ended December 31, 2020.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiary (Continued)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue from Group companies (1)	—	25,994	131,379
Revenue from a related party and third parties	4,647,513	5,790,475	4,859,414

Cost from Group companies	—	214,289	1,291,468
Cost from a related party and third parties	3,565,109	4,556,588	2,870,809

Net income/(loss)	276,426	152,908	(60,908)

Net cash used in operating activities with Group companies	—	(162,243)	(794,936)
Net cash provided by operating activities with third parities	240,823	218,030	1,248,860
Net cash used in investing activities with Group companies	(1,482)	(30,404)	(83,325)
Net cash used in investing activities with third parties	(97,702)	(490,270)	(233,934)
Net cash provided by/(used in) financing activities with Group companies	161,722	154,557	(156,406)
Net cash (used in)/provided by financing activities with third parties	95,933	(98,390)	—

(1)	Inter-company revenues between VIEs and other subsidiaries

VIEs sell certain products to other subsidiaries. For the years ended 31 December, 2019, 2020 and 2021, the inter-company sales recognized by VIEs to Equity subsidiaries are nil, RMB12.6 million and RMB131.3 million, respectively. And the inter-company sales recognized by VIEs to Primary beneficiary of VIEs and their subsidiaries for the year ended 31 December, 2019, 2020 and 2021 are nil, RMB13.4 million and RMB0.1 million, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include sales returns, inventory valuation, product warranties, share-based compensation, allowance for doubtful accounts and the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.
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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.3726 on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.
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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Property, plant and equipment, net (Continued)

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

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

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases”. Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. The Company adopted the new standard using the optional transition method beginning January 1, 2019. As permitted under the transition guidance, the Company carried forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. RMB9,274 of right-of-use assets and RMB9,168 of lease liabilities were recognized on the balance sheet upon adoption as of January 1, 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group’s revenue is primarily derived from (i) IoT @ Home portfolio including sweeper robots, air conditioning systems and other smart devices, (ii) Home water solutions, which are composed of smart water purification systems, (iii) consumable products complementary to the Group’s IoT smart home products, such as water purifier filters, (iv) Small appliances and others refer to the value-added businesses. Refer to Note 13 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2019, 2020 and 2021.

1)

The Group conducts its business through various contractual arrangements, the following table disaggregates the Group’s revenue by type of contract for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Sales to Xiaomi	2,112,170	2,889,441	2,295,569
—Xiaomi-branded products	1,859,499	2,560,787	2,021,117
—Viomi-branded products	250,593	326,114	274,452
—Rendering of services	2,078	2,540	-
Sales to third-party customers	2,535,343	2,936,183	3,008,266
	4,647,513	5,825,624	5,303,835

a)	Sales to Xiaomi

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Revenue recognition (Continued)

The first installment is priced to recover the costs incurred by the Group in developing, producing and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. Water purifiers products were previously entitled to second instalment payments but second instalment payment arrangement has stopped for water purifiers products since the first quarter of 2020. For the years ended December 31, 2019, 2020 and 2021, net revenues earned from second installment payment arrangement represented 5.9%, 3.8% and 2.0% of total revenue from Xiaomi, respectively.

In 2019, the Group entered into a cooperation arrangement with Xiaomi related to a certain type of products. Under the arrangement, the Group acts as an agent of Xiaomi to procure suppliers without obtaining the control, risks and rewards of the products during the whole process. The Group recognizes revenue of sales on a net basis for these products. This cooperation arrangement was terminated at the end of 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

-  Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 45 days or 60 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 or 60 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. For the years ended December 31, 2019, 2020 and 2021, the expected sales return was RMB12,037, RMB6,820 and RMB5,593. Accordingly, the Group recognizes an expected return asset of RMB8,572, RMB4,106 and RMB3,189, and a refund liability of RMB13,602, RMB7,707 and RMB6,320 as of December 31, 2019, 2020 and 2021, respectively. The Group would update its estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. The Group would assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired.

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

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. For the years ended December 31, 2019, 2020 and 2021, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Value added taxes (“VAT”) on sales is calculated at 17% on revenue from products before April 30, 2018, 16% between May 1, 2018 and March 31, 2019, and 13% after April 1, 2019. The Group reports revenue net of VAT. Subsidiaries and VIEs that are VAT general taxpayers are allowed to offset qualified VAT paid against their output VAT liabilities.

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

The opening balance of accounts receivable from these key customers as of January 1, 2020 was RMB 1,026,142. As of December 31, 2020 and 2021 accounts and notes receivable were RMB1,045,753 and RMB658,028, respectively. During the years ended December 31, 2020 and 2021, the Group recognized impairments, net of recoveries, for accounts receivable from customers amounted to RMB 4,475 and RMB 25,446 respectively.

Contract liabilities consist of deferred revenue related to the Group’s provision of installation services and membership services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue as of January 1, 2020 was RMB7,790. As of December 31, 2020 and 2021, deferred revenue were RMB5,719 and RMB2,111, respectively. During the years ended December 31, 2019, 2020 and 2021, the Group recognized revenue of installation services amounted to RMB1,276, RMB7,790 and RMB5,719, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize approximately RMB1,642 and RMB469 of the unearned amount for the Group’s remaining performance obligations related to installation services and membership service in 2022, respectively. During the years ended December 31, 2019, 2020 and 2021, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.
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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(t)	Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB106,540, RMB102,719 and RMB173,642 for the years ended December 31, 2019, 2020 and 2021. The shipping expenses amounted to RMB245,329, RMB247,417 and RMB248,609 for the years ended December 31, 2019, 2020 and 2021, respectively.
(u)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.
(v)	Government subsidies

Government subsidies represent tax refund and government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive income when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB35,988, RMB33,674 and RMB30,147 of subsidy income for the years ended December 31, 2019, 2020 and 2021, respectively.

(w)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB23,465, RMB 10,571 and RMB34,291 for the years ended December 31, 2019, 2020 and 2021, respectively.
(x)	Share-based compensation

Share-based compensation expenses arise from share -based awards, mainly including share options for the purchase of ordinary shares for the periods presented. The Company accounts for share-based awards granted to the employees in accordance with ASC 718 Stock Compensation.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund are a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(aa)	Statutory reserves (Continued)

During the years ended December 31, 2019, 2020 and 2021, appropriations to statutory reserve funds amounted to RMB1,047, RMB3,464 and RMB1,756, respectively. Statutory reserve funds amounting to RMB10,761 and RMB12,517 were recognized in additional paid-in capital as of December 31, 2020 and 2021, respectively.
(bb)	Income per share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted income per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income per share calculation when inclusion of such shares would be anti-dilutive.
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

Based on the criteria established by ASC 280 “Segment Reporting”, the Group's chief operating decision maker has been identified as the Chairman of the Board of Directors/CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns a great majority of the revenues from external customers attributed to the PRC.
(ee)	Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect increase of RMB2,826, recorded in accumulated deficit.

The Group’s accounts and notes receivable and other receivables from related parties and third parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related accounts and notes receivable and other receivables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the year ended December 31, 2020 and 2021, the Group recorded expected credit loss of RMB4,484 and RMB25,541, respectively in general and administrative expenses. As of December 31, 2020 and 2021, the expected credit loss provision for the accounts and notes receivable and other receivables is RMB9,316 and RMB34,857, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ee)	Current expected credit losses (Continued)

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable and other receivables from related parties for the year ended December 31, 2021:

	Year ended December 31,
	2020	2021
	RMB	RMB
Balance at beginning of the year	4,832	9,316
Current year provision	5,015	29,343
Reversals	(531)	(3,802)
Balance at end of the year	9,316	34,857

(ff)	Recently issued accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Concentration risk of accounts and notes receivable from third parties are presented as below:

	As of December 31,
	2020		2021
	RMB		RMB
Company A	221,614	52%	161,785	54%
Company B	164,518	38%	37,776	12%

(b)	Credit risk (Continued)

Concentration risk of accounts receivable from a related party are presented as below:

	As of December 31,
	2020		2021
	RMB		RMB
Xiaomi	609,094	100%	320,939	100%

Concentration risk of other receivables from related parties are presented as below:

	As of December 31,
	2020		2021
	RMB		RMB
Xiaomi	88,038	100%	88,367	100%

(c)	Revenue concentration risk

	Year ended December 31,
	2019		2020		2021
	RMB		RMB		RMB
Xiaomi	2,112,170	45%	2,889,441	50%	2,295,569	43%

The revenue generated from Xiaomi included sale of both Xiaomi-branded and Viomi-branded products. Revenue from sale of Viomi-branded products amounted to RMB250,593, RMB326,114 and RMB274,452 for the years ended December 31, 2019, 2020 and 2021, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institution. Cash and cash equivalents balance as of December 31, 2020 and 2021 primarily consist of the following currencies:

	As of December 31, 2020		As of December 31, 2021
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	150,967	150,967	238,386	238,386
US$	54,122	353,141	54,671	348,569
Total		504,108		586,955

5.	RESTRICTED CASH

As of December 31, 2020 and 2021, the Group held restricted cash of RMB70 ,601 and RMB35,831 respectively in designated bank accounts for issuance of bank acceptance notes.

6.	SHORT-TERM INVESTMENTS

Short-term investments represent structured deposits with maturities of less than one year. Short-term investments balance as of December 31, 2020 and 2021 is primarily denominated in the following currencies:

	As of December 31, 2020		As of December 31, 2021
		RMB		RMB
	Amount	equivalent	Amount	equivalent
US$	12,045	78,594	-	-
RMB	617,457	617,457	828,867	828,867
Total		696,051		828,867

7.	INVENTORIES

Inventories consisted of the followings:

	As of December 31,
	2020	2021
	RMB	RMB
Finished goods	311,316	422,627
Raw materials	128,059	153,724
Inventories	439,375	576,351

For the years ended December 31, 2019, 2020 and 2021, the Group recorded write-down of RMB15,661, RMB22,577 and RMB8,103 for obsolete inventories.

8.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2020	2021
	RMB	RMB
Advances to suppliers	66,421	106,666
Other receivables	17,732	48,322
Prepayment for equipment	13,870	18,493
Lease hold improvement	4,735	6,643
Expected return assets	4,106	3,189
Other current assets	219	135
Total	107,083	183,448
Less: non-current portion	(19,803)	(27,321)
Prepaid expenses and other assets-current portion	87,280	156,127

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

9.	LONG-TERM DEPOSITS

Long-term deposits balance as of December 31, 2020 and 2021 is primarily denominated in RMB.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Construction in progress	-	76,440
Computers and equipment	133,823	185,776
Vehicle	508	508
Total	134,331	262,724
Less: accumulated depreciation	(61,895)	(116,731)
Property, plant and equipment, net	72,436	145,993

The Group had recorded depreciation expense of RMB15,427, RMB42,470 and RMB55,124 for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment was recorded for the years ended December 31, 2019, 2020 and 2021.

11.	LAND USE RIGHTS, NET

In 2020, the Group obtained a land use right in Foshan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Land use rights	63,618	63,618
Less: Accumulated amortization	(636)	(1,896)
Land use right, net	62,982	61,722

The total amortization expense for the year ended December 31, 2020 and 2021 amounted to approximately RMB636 and RMB1,260.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Accrued payroll and welfare	83,190	95,816
Freight payable	70,656	68,197
Deposit from suppliers	30,755	27,483
Installation fee payables	25,714	18,957
Product warranty	22,420	28,796
Marketing and promotion expenses	18,476	25,709
Payment for purchase of property	15,624	17,647
Other tax payable	15,354	9,954
Professional fee payables	9,188	5,143
Refund liabilities	7,707	6,320
Other current liabilities	39,804	69,254
Total	338,888	373,276
Less: non-current portion	(3,400)	(7,558)
Accrued expenses and other liabilities-current portion	335,488	365,718

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2019	22,463
Provided during the year	88,375
Utilized during the year	(88,418)
Balance at December 31, 2020	22,420
Provided during the year	76,845
Utilized during the year	(70,469)
Balance at December 31, 2021	28,796

13.	REVENUE

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Sales of product
- IoT @ Home portfolio	2,522,189	3,671,717	3,400,966
- Home water solutions	1,065,166	883,325	742,912
- Consumables	265,844	382,896	367,021
- Small appliances and other products	741,290	792,965	708,260
Total of sales of products	4,594,489	5,730,903	5,219,159
Rendering of services	53,024	94,721	84,676
Total	4,647,513	5,825,624	5,303,835

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	INCOME TAX EXPENSES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group in Hong Kong are subject to 8.25% and 16.5% Hong Kong profit tax on its taxable income within HKD$2 million and beyond HKD$2 million respectively, generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented except for the entities which are qualified to certified High and New Technology Enterprises (“HNTE”) that are entitled to a favorable statutory tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018. The additional tax deduction has been increased from 75% of the qualified research and development expenses to 100%, effective from 2021, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in May 2021(“Super Deduction”).

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2020 and 2021 are approximately RMB827,531 and RMB956,980, respectively. The Company does not intend to have any of its subsidiaries located in the PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2020 and 2021.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses	52,232	44,813	26,854
Deferred tax benefit	(7,042)	(1,492)	(21,115)
Income tax expenses	45,190	43,321	5,739

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income from operations in the PRC	321,090	200,941	89,126
Income from overseas entities	17,930	16,826	5,504
Income before income tax	339,020	217,767	94,630
Tax expense at PRC enterprise income tax rate of 25%	84,755	54,442	23,658
Income tax on tax holiday(1)	(31,493)	(31,074)	(16,872)
Tax effect of permanent differences(2)	(12,147)	(16,895)	(28,303)
Change in valuation allowance(3)	1,592	29,780	22,153
Effect of share-based compensation	6,475	10,830	7,111
Effect of income tax in jurisdictions other than the PRC	(3,992)	(3,762)	(2,008)
Income tax expenses	45,190	43,321	5,739

(1)

The income tax on tax holidays represents the effect of preferential income tax rate enjoyed by Foshan Viomi, Guangdong Lizi and Yunmi Hulian. Foshan Viomi was qualified as an HNTE and enjoyed the beneficial tax rate of 15% for the three years ended December 31, 2019, 2020 and 2021. Foshan Viomi will need to re-apply for HNTE qualification renewal in 2022. The Company believed that Foshan Viomi can successfully obtain the renewal in 2022. Guangdong Lizi applied for the HNTE qualification and obtained approval in December 2020. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2020 and should apply for HNTE qualification renewal in 2023. Yunmi Hulian applied for the HNTE qualification and obtained approval in December 2021. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2021 and should apply for HNTE qualification renewal in 2024.

(2)	The permanent book-tax differences mainly consisted of R&D super deductions.
(3)

Valuation allowance for the years ended December 31, 2019, 2020 and 2021 are related to the deferred tax assets of certain group entities which reported loss. The Group believed that it is more likely than not that these the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

The per share effect of the tax holidays are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net income per share effect – basic	0.13	0.14	0.02
Net income per share effect – diluted	0.13	0.13	0.02

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	INCOME TAX EXPENSES (Continued)

Deferred tax assets and deferred tax liabilities

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Accrued expenses and others	12,466	18,567
Net operating loss carry forwards	32,985	69,852
Inventories write downs	1,463	985
Deferred income	201	161
Total deferred tax assets	47,115	89,565
Less: valuation allowance	(32,926)	(54,261)
Deferred tax assets, net	14,189	35,304

Movement of valuation allowance

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	1,554	3,146	32,926
Provided	1,592	29,780	21,335
Balance at end of the year	3,146	32,926	54,261

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
15.	ORDINARY SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

As of December 31, 2020, the Company had 104,163,686 Class A Ordinary Shares and 103,554,546 Class B Ordinary Shares outstanding, respectively.

During the year ended December 31, 2021, 3,011,064 Class A Ordinary Shares were issued for the exercised share options. In addition, 339,999 Class B Ordinary Shares were converted into Class A Ordinary Shares. Moreover, 1,997,970 Class A Ordinary Shares were repurchased by the Group.

As of December 31, 2021, the Company had 105,516,779 Class A Ordinary Shares and 103,214,547 Class B Ordinary Shares outstanding, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Share-based compensation expenses
—Share options(a)	43,168	72,203	47,405

(a)	Share options

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

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan. As of December 31, 2021, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 23,920,828.

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

For the year ended December 31, 2021, the Company granted 38,400,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2020 and 2021 are summarized in the following table:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income attributable to ordinary shareholders of the Company	292,170	173,324	88,605

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	208,156,507	208,812,049	209,551,821
Dilutive effect of share options	7,699,070	6,811,724	11,184,176
Denominator for diluted calculation	215,855,577	215,623,773	220,735,997

Basic net income per ordinary share	1.40	0.83	0.42
Diluted net income per ordinary share	1.35	0.80	0.40

	Year ended December 31,
	2020	2021
Risk-free interest rate	2.20%~3.30%	2.88%~3.19%
Expected volatility	41.30%~43.62%	42.93%~43.41%
Expected life of option (years)	10	10
Expected dividend yield	-	-
Fair value per ordinary share	US$1.04~US$1.47	US$0.84~US$2.25

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity under the 2015 Share Incentive Plan and 2018 Share Incentive Plan for the years ended December 31, 2019, 2020 and 2021 is included in the table below.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding at January 1, 2019	13,260,000	0.43	8.40	18,705
Forfeited	(400,000)	0.96
Exercised	(1,494,732)	0.17
Outstanding at December 31, 2019	11,365,268	0.44	7.59	17,737
Granted	19,175,500	0.86
Forfeited	(1,778,500)	0.60
Exercised	(2,655,669)	0.48
Outstanding at December 31, 2020	26,106,599	0.74	8.08	30,299
Granted	3,840,000	1.10
Forfeited	(4,709,197)	0.81
Exercised	(3,011,064)	0.43
Outstanding at December 31, 2021	22,226,338	0.80	7.41	26,813
Exercisable as of December 31, 2021	7,801,637	0.47	6.02	9,928
Expected to vest as of December 31, 2021	13,046,881	0.97	8.16	15,362

The weighted average grant date fair value of options granted for the years ended December 31, 2020 and 2021 was RMB8.31 (US$1.27) and RMB11.56 (US$1.73) per option, respectively.

As of December 31, 2020 and 2021, there was RMB99,975 and RMB53,652 of unrecognized compensation expenses related to the options, respectively.

(b)	Restricted shares to an investee

As described in note 1, the Group established Guangdong Lizi in July 2018 as a subsidiary of the Company. In November 2020, following the Group’s restructing plan on its water purifiers business, the Group entered into an agreement with Sunglow to sell 1% of equity interest of Guangdong Lizi for a consideration of RMB175. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021.

Under the requirement of ASC 718, the Group should recognize share-based compensation if there is a difference between the fair value of Guangdong Lizi’s 1% of equity interest and the consideration paid up by Sunglow on the date of capital injection. The Group calculated the estimated fair value of the options on the respective grant dates using the discounted cash flow model.

As of December 31, 2021, there were RMB10,284 of unrecognized compensation expenses related to restricted shares granted to Sunglow for which the performance conditions had not been met and are expected to be recognized when the performance conditions are achieved under the requirement of ASC 718.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income attributable to ordinary shareholders of the Company	292,170	173,324	88,605

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	208,156,507	208,812,049	209,551,821
Dilutive effect of share options	7,699,070	6,811,724	11,184,176
Denominator for diluted calculation	215,855,577	215,623,773	220,735,997

Basic net income per ordinary share	1.40	0.83	0.42
Diluted net income per ordinary share	1.35	0.80	0.40

18.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Mr. Chen	Founder
Xiaomi	Shareholder of the Group
Foshan Wanwuhulian Trade Co., Ltd. (“Foshan Wanwuhulian”)	Controlled by the Founder

The Group’s relationship with Xiaomi

Xiaomi is the Group’s strategic partner and shareholder.

The Group’s sales to Xiaomi are governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of such products through their network and sales channels.

The Group also sells products through Xiaomi’s online e-commerce channel Xiaomiyoupin.com, and is charged of commissions pursuant to a commission sales agreement.

Transaction with Xiaomi

Business cooperation agreement

The current business corporation agreement entered into in 2019 with Xiaomi governs all the Group’s sales to Xiaomi. It expired in September 2021 and has been renewed up to September 2023.

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

In 2019, the Group has entered into a service arrangement with Xiaomi for a particular type of product under which the Group acts as the agent of Xiaomi. The Group charges Xiaomi with reference to market price. This service arrangement was terminated at the end of 2020.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)

Youpin commission sales agreement

The Group has entered into a commission sales agreement with Xiaomi for the sale of the Group’s own branded products on an E-platform operated by Xiaomi, namely Youpin. The commission sales agreement expired on December 31, 2021. The agreement has been renewed in 2022 and the end date will be determined through further negotiations. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, the Group shall pay a service fee, calculated as certain portion of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of the Group’s products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or the Group’s official offline sales channel, including in the event of sales or promotion. Refer to Note 18 (5) to the consolidated financial statements for the commission expenses charged by Youpin for the years ended December 31, 2019, 2020 and 2021.

(1)	Amount due from/to related parties

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable from a related party:
Xiaomi(a)	609,094	320,939

Other receivables from related parties:
Sales receivable from Xiaomi(b)	88,029	88,331
Other receivables from Xiaomi	9	36
Total	88,038	88,367

Amounts due to related parties:
Purchase payable to Xiaomi(a)	2,463	3,537
Purchase payable to Foshan Wanwuhulian(c)	121,321	-
Research and development expenses payable to Xiaomi	408	715
Selling and marketing expenses payable to Xiaomi(d)	-	1,163
Total	124,192	5,415

(2)	Purchase from related parties

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Xiaomi(a)	43,037	50,843	33,767
Foshan Wanwuhulian(c)	15,422	469,950	-
Total	58,459	520,793	33,767

(3)	Revenue from a related party

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Xiaomi(a)	2,112,170	2,889,441	2,295,569

(4)	Research and development expenses

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Xiaomi	657	1,915	3,484

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)

(5)	Selling and marketing expenses

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Commission expenses charged by Xiaomi(b)	58,874	77,163	82,617
Other expenses charged by Xiaomi(b)	22,977	20,060	24,312
Total	81,851	97,223	106,929

(a)

The Group both sells water purifiers and other products to and purchase Xiaomi branded products and certain raw materials from Xiaomi. The amount due from Xiaomi represents receivable arising from sales of water purifiers and other products. The balance due to Xiaomi represents payable arising from purchase of Xiaomi branded products and certain raw materials

(b)

The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group commission and technical service fees, also Xiaomi provides advertising and promotion service. The amount due from Xiaomi represents sales receivable net of commission, advertising and promotion service.

(c)	The Group purchases products from Foshan Wanwuhulian for trading during the year ended December 31, 2020. The cooperation with Foshan Wanwuhulian was terminated at the end of 2020.
(d)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group customer service fees.

19.	FAIR VALUE MEASUREMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2020 and 2021 except for short-term investments (Note 6).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2020 and 2021:

	Level 1	Level 2	Level 3	Total
As of December 31, 2021
Short-term investments (i)	—	828,867	—	828,867
As of December 31, 2020
Short-term investments (i)	—	696,051	—	696,051

(i) Short-term investments represent structured deposits, and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Company’s other financial instruments consist principally of cash and cash equivalents, restricted cash, short-term deposits, accounts and notes receivable, other receivables, amounts due to/from related parties, accounts and notes payable and certain accrued expenses. They are recorded at cost which approximates fair value.

20.	LEASES

The Group’s operating leases are principally for office space, facilities and self-run offline stores. At December 31, 2021, The Group’s operating leases had a weighted average discount rate of 4.75% and a weighted-average remaining lease term of 1.5 years.

The components of lease expense were as follows:

	Year ended December 31,
	2020	2021
Lease cost
Operating lease expense	9,472	12,065
Short-term lease expense (i)	876	2,382
Total lease cost	10,348	14,447

(i) Includes leases with a term of one year or less.

Supplemental cash flow information for leases was as follows:

	Year ended December 31,
	2020	2021
Operating cash flows relating to operating leases	10,203	14,765
Lease liabilities arising from obtaining right-of-use assets	7,890	16,835

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	LEASES (Continued)

As of December 31, 2021, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental RMB
2022	15,619
2023	10,837
2024 and after	244
Total future minimum rental payment	26,700
Less amount representing imputed interest	(7,792)
Present value of future minimum rental payments	18,908
Less current portion, recorded in other current liabilities	(11,312)
Long-term lease liabilities, recorded in other long-term liabilities	7,596

21.	COMMITMENTS AND CONTINGENCIES
(a)	Operating lease commitments

As of December 31, 2021, future minimum commitments under non-cancelable agreements were as follows:

Rental
RMB
2022	484

The operating commitments as of December 31, 2021 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities.

(b)	Capital and other commitment

Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	Year ended December 31,
	2020	2021
Property, plant and equipment	—	116,527

(c)	Legal proceedings

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except shares, ADS, per share and per ADS data)

22.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under PRC GAAP amounted to RMB61,852 and RMB112,603 as of December 31, 2010 and 2021. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2021, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2021 and the condensed financial information of the Company are not required to be presented.

Cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligation.