Form 20-F
period 2022-12-31
Viomi Technology Co., Ltd
filed 2023-04-25
CIK 1742770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

As of December 31, 2022, there were 207,394,013 ordinary shares issued and outstanding, being the sum of (i) 104,539,463 Class A ordinary shares, par value US$0.00001 per share (excluding 19,037,118 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans), and (ii) 102,854,550 Class B ordinary shares, par value US$0.00001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐  Yes   ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares of par value US$0.00001 each;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.00001 per share;
●	“household users” as of a specified date are to households where at least one of our IoT products was connected to the internet;
●	“IoT” are to the Internet of Things, an interconnected network of devices, or “things,” that can communicate with one another through the internet;
●	our “IoT @ Home platform” are to our ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses, powered by advanced AI, proprietary software and data analytics systems;
●	our “IoT-enabled smart home products” and our “IoT products” are to our portfolio of smart home products with internet or Bluetooth interconnectivity and communication capabilities, including our smart water purification systems, smart kitchen products and other smart products (such as smart water kettles);
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“our VIEs” are to Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi, and Beijing Yunmi Technology Co., Ltd., or Beijing Viomi;
●	“Viomi,” “we,” “us,” “our Company” and “our” are to Viomi Technology Co., Ltd, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and the subsidiaries of our VIEs in China;
●	“our WFOE I” are to Lequan Technology (Beijing) Co., Ltd., or Lequan Technology;
●	“our WFOE II” are to Yunmi Hulian Technology (Guangdong) Co., Ltd., or Yunmi Hulian, and together with our WFOE I, “our WFOEs”;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Xiaomi” are to Xiaomi Corporation, an internet company and a principal shareholder of our Company as of the date of this annual report, and/or any of its affiliates.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the IoT-enabled smart home products market and the home appliances market in China;
●	the expected development of our overseas business;
●	the expected growing application of AI technology in smart home products;
●	our expectations regarding our relationships with our ecosystem partners;
●	our expectations regarding the success of our sales channel expansion and optimization;
●	competition in our industry; and relevant government policies and regulations relating to our industry or any aspect of our operations.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

Viomi Technology Co., Ltd is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in our VIEs. We conduct our operations in China through (i) our WFOEs and (ii) our VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet and other related businesses in China. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Accordingly, we operate this business in China through our VIEs, and rely on contractual arrangements among our WFOEs, our VIEs and the nominee shareholders of the VIEs to control the business operations of our VIEs. Our VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by our VIEs accounted for 99.4%, 91.6% and 86.8% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Viomi” refers to Viomi Technology Co., Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi and Beijing Yunmi Technology Co., Ltd., or Beijing Viomi. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and we may incur substantial costs to enforce the terms of the arrangements. All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. These arrangements have not been tested in arbitral tribunals or courts. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States, and the uncertainties involved in it could limit our ability to enforce these contractual arrangements. Further, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operation control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.”

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

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Pursuant to the Holding Foreign Companies Accountable Act, or HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China.”

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

Cash Flows through Our Organization

Viomi Technology Co., Ltd is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Viomi Technology Co., Ltd.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our VIEs.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Viomi Technology Co., Ltd. In addition, our PRC subsidiaries are permitted to pay dividends to Viomi Technology Co., Ltd only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure— We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

Under PRC law, Viomi Technology Co., Ltd and its offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2020, 2021 and 2022, Viomi Technology Co., Ltd extended loans with outstanding principal amount of RMB358.9 million, RMB350.7 million and RMB383.1 million (US$55.0 million), respectively, to our VIEs.

Our VIEs may transfer cash to our relevant WFOEs by paying service fees according to the exclusive consultation and service agreements. Our VIEs agree in the respective exclusive consultation and service agreements to pay our WFOEs an annual service fee at an amount that is equal to 100% of their respective annual net income or the amount which is adjusted in accordance with our relevant WFOE’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOEs have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. In 2020, 2021 and 2022, our WFOE did not collect service fees from our VIEs in China under the exclusive consultation and service agreements.

For asset/cash flows other than the cash flows discussed above transferred through our organization in the years ended December 31, 2020, 2021 and 2022, please refer to “Item 3. Key Information—A. Selected Financial Data—Selected Financial Information Related to the VIEs —Selected Condensed Consolidated Cash Flows Data.”

In the year ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to U.S. investors. We do not intend to have any of its subsidiaries located in PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries in their operations or transferred by such subsidiaries to our VIEs and their subsidiaries for their operations.

For the years ended December 31, 2020, 2021 and 2022, no dividend or distribution was made to Viomi Technology Co., Ltd or its offshore subsidiaries by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and our VIEs in China, including, among others, the business licenses, the hygiene permits for products related to hygiene and safety of potable water and the VATS License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, we and our VIEs may be required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations and selected consolidated statements of cash flows data for the years ended December 31, 2019, 2020, 2021 and 2022 and selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2018 and 2019 and the selected consolidated statements of operations and selected consolidated statements of cash flows data for 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues(1)	2,561,229	4,647,513	5,825,624	5,303,835	3,232,731	468,702
Cost of revenues	(1,843,432)	(3,565,109)	(4,742,668)	(4,105,767)	(2,495,638)	(361,834)
Gross profit	717,797	1,082,404	1,082,956	1,198,068	737,093	106,868
Operating expenses(2):
Research and development expenses(2)	(124,230)	(204,942)	(265,680)	(311,786)	(299,950)	(43,489)
Selling and marketing expenses(2)	(379,554)	(529,212)	(597,176)	(751,011)	(614,887)	(89,150)
General and administrative expenses(2)	(135,532)	(73,061)	(68,914)	(97,730)	(121,702)	(17,645)
Total operating expenses	(639,316)	(807,215)	(931,770)	(1,160,527)	(1,036,539)	(150,284)
Other income, net	1,829	35,880	32,795	27,128	22,135	3,209
Income/(loss) from operations	80,310	311,069	183,981	64,669	(277,311)	(40,207)
Interest income and short-term investment income, net	8,846	26,109	31,968	28,589	10,368	1,503
Income/(loss) before income tax expenses	89,411	339,020	217,767	94,630	(264,456)	(38,343)
Income tax expenses	(24,061)	(45,190)	(43,321)	(5,739)	(18,174)	(2,635)
Net Income/(loss)	65,350	293,830	174,446	88,891	(282,630)	(40,978)
Net income/(loss) attributable to the Company	65,358	292,170	173,324	88,605	(275,515)	(39,946)
Net income/(loss) attributable to ordinary shareholders of the Company	50,544	292,170	173,324	88,605	(275,515)	(39,946)
Net income/(loss) per ordinary share—basic	0.70	1.40	0.83	0.42	(1.32)	(0.19)
Net income/(loss) per ordinary share—diluted	0.64	1.35	0.80	0.40	(1.32)	(0.19)
Weighted average number of ordinary shares used in computing net income per share:
Ordinary shares—basic	71,771,033	208,156,507	208,812,049	209,551,821	208,341,011	208,341,011
Ordinary shares—diluted	79,590,780	215,855,577	215,623,773	220,735,997	208,341,011	208,341,011

Notes:

(1)Included RMB1,311.9 million, RMB2,112.2 million, RMB2,889.4 million, RMB2,295.6 million and RMB1,403.4 million (US$203.5 million) from sales to Xiaomi for the year ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively.
(2)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	93,718	7,282	11,303	9,130	4,415	640
Research and development expenses	14,476	23,564	49,996	32,609	14,645	2,123
Selling and marketing expenses	8,417	12,322	10,904	5,666	500	72
Total	116,611	43,168	72,203	47,405	19,560	2,835

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019, 2020, 2021 and 2022.

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	940,298	972,438	504,108	586,955	737,139	106,875
Amounts receivable from a related party, net	260,984	707,947	609,094	320,939	360,497	52,267
Short-term investments	168,993	316,201	696,051	828,867	197,058	28,571
Total current assets(1)	1,902,728	2,907,615	2,931,899	2,945,773	2,494,977	361,738
Total assets(1)	1,923,068	3,022,473	3,179,519	3,276,714	2,885,694	418,387
Total current liabilities(1)	851,685	1,632,840	1,634,107	1,594,528	1,326,942	192,389
Total liabilities(1)	852,203	1,648,026	1,649,200	1,625,787	1,456,531	211,178
Class A ordinary shares	5	6	6	6	6	1
Class B ordinary shares	7	6	6	6	6	1
Total shareholders’ equity	1,070,865	1,374,447	1,530,319	1,650,927	1,429,163	207,209

Note:

(1)After we issued the press release to report our unaudited financial results for the fourth quarter and the full year of 2022, as furnished to the SEC as Exhibit 99.1 on our current report on Form 6-K (File No.: 001-38649) on March 27, 2023, we made adjustments to correct the amount of input value-added tax (VAT) deductible as of December 31, 2022 during the audit of our consolidated financial statements for the year ended December 31, 2022. In particular, such adjustments as compared to the corresponding financial information in that press release include (i) a decrease in the prepaid expenses and other current assets of RMB84.4million (US$12.2 million), (ii) a decrease in the accounts and notes payable of RMB85.3million (US$12.3million), and (iii) an increase in accrued expenses and other liabilities of RMB0.9million (US$0.1million), each as of December 31, 2022. No adjustment was made with respect to our unaudited consolidated statements of comprehensive income/(loss) and on other items of our unaudited consolidated balance sheet on that press release.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	222,269	245,484	185,196	308,968	(284,169)	(41,202)
Net cash (used in)/provided by investing activities	(151,821)	(268,956)	(433,083)	(265,321)	314,547	45,604
Net cash provided by/(used in) financing activities	604,975	48,542	(146,375)	17,133	113,563	16,465
Effect of exchange rate changes on cash and cash equivalents	14,473	8,087	(34,034)	(12,703)	46,482	6,739
Net increase/(decrease) in cash and cash equivalents and restricted cash	689,896	33,157	(428,296)	48,077	190,423	27,606
Cash and cash equivalents and restricted cash at the beginning of the year	279,952	969,848	1,003,005	574,709	622,786	90,295
Cash and cash equivalents and restricted cash at the end of the year	969,848	1,003,005	574,709	622,786	813,209	117,901

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022.

Selected Financial Information Related to the VIEs

Set forth below are the condensed consolidated schedule showing the financial position as of December 31, 2020, 2021 and 2022, and results of operations and cash flows for the years ended December 31, 2020, 2021 and 2022 for (i) Viomi Technology Co., Ltd, or the Company; (ii) our WFOEs (which are the primary beneficiary of the VIEs) and WFOEs’ subsidiary; (iii) our other equity subsidiaries (excluding our WFOEs and their subsidiary); (iv) the VIEs and their subsidiaries; (v) eliminating adjustments; and (vi) consolidated totals.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	946,656	378,286	220,607	(1,545,549)	—
Related-party and third-party revenues	—	418,093	9,081	2,805,557	—	3,232,731
Total revenues	—	1,364,749	387,367	3,026,164	(1,545,549)	3,232,731
Cost of revenues	—	(1,099,769)	(364,926)	(2,405,077)	1,374,134	(2,495,638)
Research and development expenses	—	(62,955)	(47,255)	(189,740)	—	(299,950)
Selling and marketing expenses(1)	—	(193,743)	(41,241)	(551,575)	171,672	(614,887)
General and administrative expenses	(6,601)	(12,447)	(3,653)	(99,001)	—	(121,702)
Total operating expenses	(6,601)	(269,145)	(92,149)	(840,316)	171,672	(1,036,539)
Other income	—	4,928	1,781	15,426	—	22,135
Equity in gain/(loss) of subsidiaries/VIEs(3)	(288,409)	(291,876)	(230,240)	—	810,525	—
Income from operations	(295,010)	(291,113)	(298,167)	(203,803)	810,782	(277,311)
Interest income/ (expenses) and short-term investment income-net(4)	18,438	(6,842)	6,197	(5,993)	(1,432)	10,368
Other non-operating income/(loss)	2,488	—	—	(1)	—	2,487
Income before income tax expenses	(274,084)	(297,955)	(291,970)	(209,797)	809,350	(264,456)
Income tax expenses/(credit)	—	9,546	—	(27,720)	—	(18,174)
Net income	(274,084)	(288,409)	(291,970)	(237,517)	809,350	(282,630)
Less: Net income attributable to the non-controlling interest shareholders	—	—	—	(7,115)	—	(7,115)
Net income attributable to the Company	(274,084)	(288,409)	(291,970)	(230,402)	809,350	(275,515)

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	1,217,576	241,923	131,379	(1,590,878)	—
Related-party and third-party revenues	—	444,421	—	4,859,414	—	5,303,835
Total revenues	—	1,661,997	241,923	4,990,793	(1,590,878)	5,303,835
Cost of revenues	—	(1,304,955)	(225,445)	(4,162,277)	1,586,910	(4,105,767)
Research and development expenses(2)	—	(66,340)	(26,497)	(222,065)	3,116	(311,786)
Selling and marketing expenses	—	(77,071)	(27,188)	(646,752)	—	(751,011)
General and administrative expenses	(6,306)	(10,645)	(2,900)	(77,879)	—	(97,730)
Total operating expenses	(6,306)	(154,056)	(56,585)	(946,696)	3,116	(1,160,527)
Other income	—	3,878	1,727	21,523	—	27,128
Equity in gain/(loss) of subsidiaries/VIEs(3)	78,366	(101,065)	(61,780)	—	84,479	—
Income from operations	72,060	105,799	(100,160)	(96,657)	83,627	64,669
Interest (expenses)/income and short-term investment income-net(4)	14,280	(3,782)	(640)	18,886	(155)	28,589
Other non-operating income/(loss)	2,421	—	—	(1,049)	—	1,372
Income before income tax expenses	88,761	102,017	(100,800)	(78,820)	83,472	94,630
Income tax expenses/(credit)	—	(23,651)	—	17,912	—	(5,739)
Net income	88,761	78,366	(100,800)	(60,908)	83,472	88,891
Less: Net income attributable to the non-controlling interest shareholders	—	—	—	286	—	286
Net income attributable to the Company	88,761	78,366	(100,800)	(61,194)	83,472	88,605

	For the Year Ended December 31, 2020
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues (1)	—	185,166	30,643	25,994	(241,803)	—
Related-party and third-party revenues	—	27,515	7,634	5,790,475	—	5,825,624
Total revenues	—	212,681	38,277	5,816,469	(241,803)	5,825,624
Cost of revenues	—	(178,054)	(34,020)	(4,770,877)	240,283	(4,742,668)
Research and development expenses(2)	—	(14,788)	(6,248)	(246,163)	1,519	(265,680)
Selling and marketing expenses	—	(1,376)	(3,544)	(592,256)	—	(597,176)
General and administrative expenses	(6,183)	(486)	(2,106)	(60,139)	(68,914)	—
Total operating expenses	(6,183)	(16,650)	(11,898)	(898,558)	1,519	(931,770)
Other income/(expenses)	188	(5)	32,612	32,795	—	—
Equity in gain of subsidiaries/VIEs(3)	156,823	142,630	151,786	—	(451,239)	—
Income from operations	150,640	160,795	144,140	179,646	(451,240)	183,981
Interest income/(expenses) and short-term investment income-net(4)	20,364	(3,665)	(1,501)	16,761	9	31,968
Other non-operating income/(loss)	2,312	(494)	1,818	—	—	—
Income before income tax expenses	173,316	157,130	142,639	195,913	(451,231)	217,767
Income tax expenses	—	(307)	(9)	(43,005)	(43,321)	—
Net income	173,316	156,823	142,630	152,908	(451,231)	174,446
Less: Net income attributable to the non-controlling interest shareholders	—	—	—	1,122	—	1,122
Net income attributable to the Company	173,316	156,823	142,630	151,786	(451,231)	173,324

Notes:

(1)It represents the elimination of inter-company transactions among the VIEs and our subsidiaries.

VIEs sell certain products and provide marketing services to other subsidiaries. For the years ended 31 December, 2020, 2021 and 2022, the inter-company sales recognized by VIEs to equity subsidiaries are RMB12.6 million, RMB131.3 million and RMB195.8 million, respectively. Additionally, the inter-company sales recognized by VIEs to primary beneficiaries of VIEs and their subsidiaries for the year ended 31 December, 2020, 2021 and 2022 are RMB13.4 million, RMB0.1 million and RMB24.8 million, respectively.

In 2020, 2021 and 2022, primary beneficiaries of VIEs and their subsidiaries did not charge any service fee from our VIEs in China under the exclusive consultation and service agreements.

(2)WFOE I collected research and development fees from our VIEs in China and recognized as revenue in amounts of RMB1.5 million, RMB3.1 million and RMB nil for the year ended December 31, 2020, 2021 and 2022 respectively, under the research and development agreements. No amount of such transaction is unsettled.
(3)It represents the elimination of the investment in VIEs and subsidiaries by the Company.
(4)It represents the elimination of finance costs of loans among the Company, the VIEs and our subsidiaries charged at the consolidation level.

Selected Condensed Consolidated Balance Sheets Data

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	90,775	222,784	88,104	335,476	—	737,139
Short-term investments	—	7,431	352	189,275	—	197,058
Accounts receivable from third parties	—	85,544	5,422	150,686	—	241,652
Accounts receivable from a related party	—	—	—	360,497	—	360,497
Inventories	—	176,787	44,450	281,649	(595)	502,291
Amounts due from Group companies(1)	659,249	692,497	54,864	707,458	(2,114,068)	—
Investments in subsidiaries (2)	766,287	708,660	—	—	(1,474,947)	—
Investments in VIEs (2)	—	—	684,277	—	(684,277)	—
Other assets	13,043	110,640	295,776	427,598	—	847,057
Total assets	1,529,354	2,004,343	1,173,245	2,452,639	(4,273,887)	2,885,694
Liabilities
Accounts and notes payable	—	458,924	7,295	377,839	—	844,058
Accrued expenses and other liabilities	13,028	41,385	31,352	231,325	—	317,090
Amounts due to Group companies (1)	83,570	698,024	289,417	1,043,056	(2,114,067)	—
Other liabilities	—	39,723	136,349	119,311	—	295,383
Total Liabilities	96,598	1,238,056	464,413	1,771,531	(2,114,067)	1,456,531
Total equity attributable to shareholders of the Company	1,432,756	766,287	708,832	684,701	(2,159,820)	1,432,756
Non-controlling interests	—	—	—	(3,593)	—	(3,593)
Total shareholders’ equity	1,432,756	766,287	708,832	681,108	(2,159,820)	1,429,163
Total liabilities and shareholders’ equity	1,529,354	2,004,343	1,173,245	2,452,639	(4,273,887)	2,885,694

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	11,021	137,910	84,470	353,554	—	586,955
Short-term investments	—	8,158	365	820,344	—	828,867
Accounts receivable from third parties	—	97,522	45	204,769	—	302,336
Accounts receivable from a related party	—	—	—	320,939	—	320,939
Inventories	—	180,017	34,800	362,385	(851)	576,351
Amounts due from Group companies(1)	609,099	460,457	14,819	232,203	(1,316,578)	—
Investments in subsidiaries (2)	1,041,107	974,511	—	—	(2,015,618)	—
Investments in VIEs (2)	—	—	888,489	—	(888,489)	—
Other assets	1,433	72,391	203,873	383,569	—	661,266
Total assets	1,662,660	1,930,966	1,226,861	2,677,763	(4,221,536)	3,276,714
Liabilities
Accounts and notes payable	—	522,015	1,127	545,966	—	1,069,108
Accrued expenses and other liabilities	10,501	34,252	36,135	292,388	—	365,249
Amounts due to Group companies (1)	4,754	289,188	198,332	824,304	(1,316,578)	—
Other liabilities	—	44,404	16,491	122,508	—	191,430
Total Liabilities	15,255	889,859	252,085	1,785,166	(1,316,578)	1,625,787
Total equity attributable to shareholders of the Company	1,647,405	1,041,107	974,776	889,075	(2,904,958)	1,647,405
Non-controlling interests	—	—	—	3,522	—	3,522
Total shareholders’ equity	1,647,405	1,041,107	974,776	892,597	(2,904,958)	1,650,927
Total liabilities and shareholders’ equity	1,662,660	1,930,966	1,226,861	2,677,763	(4,221,536)	3,276,714

	For the Year Ended December 31, 2020
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiarie	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	9,126	129,489	26,745	338,748	—	504,108
Short-term investments	—	116,594	—	579,457	—	696,051
Accounts receivable from third parties	—	13,004	2,230	412,118	—	427,352
Accounts receivable from a related party	—	—	—	609,094	—	609,094
Inventories	—	43,316	3,485	392,574	—	439,375
Amounts due from Group companies (1)	626,421	103,071	18,317	106,956	(854,765)	—
Investments in subsidiaries (2)	905,250	956,099	—	—	(1,861,349)	—
Investments in VIEs (2)	—	—	895,471	—	(895,471)	—
Other assets	5,785	26,258	75,555	395,941	—	503,539
Total assets	1,546,582	1,387,831	1,021,803	2,834,888	(3,611,585)	3,179,519
Liabilities

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Accounts and notes payable	—	137,575	3,342	860,454	—	1,001,371
Accrued expenses and other liabilities	14,765	17,042	4,825	302,256	—	338,888
Amounts due to Group companies (1)	4,734	314,033	55,940	480,058	(854,765)	—
Other liabilities	—	13,931	1,597	293,413	—	308,941
Total Liabilities	19,499	482,581	65,704	1,936,181	(854,765)	1,649,200
Total equity attributable to shareholders of the Company	1,527,083	905,250	956,099	895,471	(2,756,820)	1,527,083
Non-controlling interests	—	—	—	3,236	—	3,236
Total shareholders’ equity	1,527,083	905,250	956,099	898,707	(2,756,820)	1,530,319
Total liabilities and shareholders’ equity	1,546,582	1,387,831	1,021,803	2,834,888	(3,611,585)	3,179,519

Notes:

(1)It represents the elimination of inter-company balances among the Company, the VIEs and our subsidiaries.
(2)It represents the elimination of the investment in VIEs and subsidiaries by the Company.

Selected Condensed Consolidated Cash Flow Data

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
	The	Equity	VIEs and their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	812,854	154,247	5,804	(972,905)	—
Purchases of goods and services from Group companies (1)	—	(6,060)	(2,744)	(964,101)	972,905	—
Other operating activities	(17,055)	(626,675)	(177,507)	537,068	—	(284,169)
Net cash (used in)/provided by operating activities	(17,055)	180,119	(26,004)	(421,229)	—	(284,169)
Loans to Group companies	—	—	—	3,680	(3,680)	—
Repayment of loans from Group companies	94,621	—	—	3,600	(98,221)	—
Receipt of advances repayment from Group companies	—	60,361	—	—	(60,361)	—
Investment in subsidiaries	—	—	—	—	—	—
Other investing activities	—	(59,143)	(87,630)	461,320	—	314,547
Net cash provided by/(used in) investing activities	94,621	1,218	(87,630)	468,600	(162,262)	314,547
Repayment for advances from Group companies	—	—	—	(60,361)	60,361	—
Repayment for loans from Group companies	—	(94,621)	(3,600)	—	98,221	—
Borrowings under loans from Group companies	—	—	(3,680)	—	3,680	—
Other financing activities	(5,099)	—	118,662	—	—	113,563
Net cash (used in)/provided by financing activities	(5,099)	(94,621)	111,382	(60,361)	162,262	113,563
Effect of exchanges rates on cash and cash equivalents	7,287	17,023	5,886	16,286	—	46,482
Net increase in cash and cash equivalents	79,754	103,739	3,634	3,296	—	190,423
Cash and cash equivalents and restricted cash at beginning of year	11,021	145,555	84,470	381,740	—	622,786
Cash and cash equivalents and restricted cash at end of year	90,775	249,294	88,104	385,036	—	813,209

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries of
	The	Equity	VIEs and their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	741,070	106,501	52,188	(899,759)	—
Purchases of goods and services from Group companies (1)	—	(52,447)	(188)	(847,124)	899,759	—
Other operating activities	(8,419)	(775,024)	(156,449)	1,248,860	—	308,968
Net cash (used in)/provided by operating activities	(8,419)	(86,401)	(50,136)	453,924	—	308,968
Loans to Group companies	(16,131)	—	—	(83,348)	99,479	—
Repayment of loans from Group companies	25,807	—	—	23	(25,830)	—
Receipt of advances repayment from Group companies	—	156,406	—	—	(156,406)	—
Investment in subsidiaries	—	(64,678)	—	—	64,678	—
Other investing activities	—	24,682	(56,069)	(233,934)	—	(265,321)
Net cash provided by/(used in) investing activities	9,676	116,410	(56,069)	(317,259)	(18,079)	(265,321)
Capital contribution from Group companies	—	—	64,678	—	(64,678)	—
Repayment for advances from Group companies	—	—	—	(156,406)	156,406	—
Repayment for loans from Group companies	—	(25,807)	(23)	—	25,830	—
Borrowings under loans from Group companies	—	16,201	83,278	—	(99,479)	—
Other financing activities	852	175	16,106	—	—	17,133
Net cash provided by/(used in) financing activities	852	(9,431)	164,039	(156,406)	18,079	17,133
Effect of exchanges rates on cash and cash equivalents	(214)	(4,512)	(159)	(7,818)	—	(12,703)
Net increase/(decrease) in cash and cash equivalents	1,895	16,066	57,675	(27,559)	—	48,077
Cash and cash equivalents and restricted cash at beginning of year	9,126	129,489	26,795	409,299	—	574,709
Cash and cash equivalents and restricted cash at end of year	11,021	145,555	84,470	381,740	—	622,786

	For the Year Ended December 31, 2020
			Primary
			Beneficiaries
	The	Equity	of VIEs and their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	140,799	28,913	7,469	(177,181)	—
Purchases of goods and services from Group companies(1)	—	—	(7,469)	(169,712)	177,181	—
Other operating activities	(6,963)	72,215	(98,086)	218,030	—	185,196
Net cash (used in)/provided by operating activities	(6,963)	213,014	(76,642)	55,787	—	185,196
Loans to Group companies	(83,062)	—	—	(32,483)	115,545	—
Receipt of repayment of loans to Group companies	—	—	—	12,562	(12,562)	—
Capital contribution to Group companies	—	(70,555)	—	—	70,555	—
Payments for advances to Group companies	(70)	(154,557)	—	—	154,627	—
Restructuring of Guangdong Lizi Technology Co., Ltd., from VIE to an Equity Subsidiary	—	10,483	—	(10,483)	—	—
Other investing activities	—	57,269	(82)	(490,270)	—	(433,083)
Net cash provided by/(used in) investing activities	(83,132)	(157,360)	(82)	(520,674)	328,165	(433,083)
Capital contribution from Group companies	—	—	70,555	—	(70,555)	—
Borrowings under loans from Group companies	—	83,062	32,483	—	(115,545)	—
Repayment for loans from Group companies	—	(12,562)	—	—	12,562	—
Receipt of advances from Group companies	—	70	—	154,557	(154,627)	—
Other financing activities	(47,985)	—	—	(98,390)	—	(146,375)
Net cash (used in)/provided by financing activities	(47,985)	70,570	103,038	56,167	(328,165)	(146,375)
Effect of exchanges rates on cash and cash equivalents	(8,268)	(10,638)	—	(15,128)	—	(34,034)
Net (decrease)/increase in cash and cash equivalents	(146,348)	115,586	26,314	(423,848)	—	(428,296)
Cash and cash equivalents and restricted cash at beginning of year	155,474	13,902	482	833,147	—	1,003,005
Cash and cash equivalents and restricted cash at end of year	9,126	129,488	26,796	409,299	—	574,709

Notes:

(1)Cash flows within our group in operating activities

	For the Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Cash paid by VIEs to equity subsidiaries for purchasing of goods and service	(140,799)	(740,939)	(812,854)
Cash paid by VIEs to primary beneficiaries of VIEs and their subsidiaries for purchasing of goods and service	(28,913)	(106,185)	(151,247)
Cash received by VIEs from equity subsidiaries for rendering of goods and service	—	52,131	3,060
Cash received by VIEs from primary beneficiaries of VIEs and their subsidiaries for rendering of goods and service	7,469	57	2,744

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs involves risks. Below is a summary of material risks we may face, organized under relevant headings. These risks are discussed more fully below in this Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability;
●	As we continue to grow, we may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance;
●	Xiaomi is our strategic partner and our most important customer. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results;
●	Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth;
●	If we fail to successfully develop and commercialize new products, services and technologies that are well received by consumers in a timely manner, our operating results may be materially and adversely affected;
●	Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks;
●	We operate in the emerging and evolving IoT-enabled smart home products market in China, which may develop more slowly or differently than we expect. If the IoT-enabled smart home products market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected;
●	If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected;
●	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches and our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement or otherwise harm our business;
●	We are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and components, any of which could disrupt our supply chain and have a material adverse impact on our results of operations;

●	We rely on certain contract manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected;
●	Our business may be adversely impacted by product defects or other quality issues;
●	We rely on a limited number of third-party e-commerce platforms to sell our products online. If our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected; and
●	We face risks associated with our network partners and their personnel for our network of Viomi offline experience stores.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operation control; and
●	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us; and
●	The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Related to the ADSs

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including, but not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters (and in certain situations, give certain holders of Class B ordinary shares control over the outcome of matters put to a vote of shareholders) and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Xiaomi is our strategic partner and our most important customer. Historically, we recorded RMB2,889.4 million, RMB2,295.6 million and RMB1,403.4 million (US$203.5 million), in net revenues from sales to Xiaomi in the years ended December 31, 2020, 2021 and 2022, respectively, which represented 49.6%, 43.3% and 43.4% of our total net revenues during such periods, respectively. In addition, many of our Viomi-branded products are also sold through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, or Youpin, one of our online sales channels.

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

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the “618,” “Double Eleven” and “Double Twelve” shopping festivals, as well as advertising on multiple channels, including elevators, TV, print and social media. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our selling and marketing expenses were RMB614.9 million (US$89.2 million) for the year ended December 31, 2022, representing 19.0% of our net revenues. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

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

Many factors may prevent users from continually engaging and habitually using our products, including:

●	technical glitches may occur, which may prevent our products and services from operating in a smooth and reliable manner, and hence adversely affect user experience;

●	we may be unable to identify and meet evolving user demands and preferences;
●	we may not successfully develop functionalities that could further enhance user engagement and generate recurring revenues, or the new or updated products and services we introduce may not be favorably received by users;
●	we may not be able to continue to successfully drive organic growth of users through word-of-mouth referrals, which may cause the growth of our user base to slow down or stall or require us to increase our promotion and advertising spending or devote additional resources to acquire users;
●	we may be unable to prevent or combat inappropriate use of our products and services, which may lead to negative public perception of us and damage our brand or reputation;
●	our competitors may launch or develop similar or disruptive products and services with better user experience, which may result in a loss of existing users or declines in new user growth;
●	we may fail to address user concerns related to privacy and communication, data safety or security, and as a result, users may be deferred from using our products and services in scenarios that we hope to capture; and we may be compelled to modify our products and services to address requirements imposed by legislation, regulations, government policies or requests from government authorities in manners that may compromise user experience or make our products less affordable.

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

We collect basic user information that is necessary to provide the corresponding services, such as phone number and location. We update our privacy policies from time to time to meet the latest regulatory requirements of CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. We have also adopted a series of security policies and measures, including encryption technology, enhanced firewall policy, virtual private cloud and host-based intrusion detection system, to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage and security of user information and other data, and to protect the security features of our website, Viomi mobile app (formerly named Yunmi Shangcheng or Viomi Store), e-commerce platform, IoT @ Home platform and information systems. However, we face risks inherent in handling and protecting personal data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, which are subject to change and new interpretations, including any requests from regulatory and government authorities relating to such data.

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

Cybersecurity

●	The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It is a relatively new law and subject to interpretations and clarifications by the regulator. It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly collect and use personal information within the scope of authorization by the subject of such personal information unless otherwise prescribed by laws or regulations. Significant financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. Even if our security measures are in compliance, we nonetheless face the risk of security breaches or similar disruptions. Our website, Viomi mobile app, e-commerce platform, IoT @ Home platform and information systems may be targets of attacks, such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our user data for financial gain or to harm our business operations or reputation. Because techniques used to sabotage or obtain unauthorized access to systems evolve continuously and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of our websites or our apps. In addition, according to our business cooperation agreement with Xiaomi, we shall share with Xiaomi all the user data collected in relation to the respective Xiaomi-branded products. Consequently, any leak or abuse of user data by Xiaomi may be perceived by consumers as a result of the compromise of our information security system. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information or other customer data, could cause our users to lose trust in us and could expose us to legal claims. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if any of our business partners violates the laws and regulations relating to the protection of personal information and data security or fails to fully comply with the agreements with us, user data or personal information could be stolen or misused, which could also expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential customers from using our products, each of which would have a material adverse impact on our results of operations, financial condition and business prospect.

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

●	On July 7, 2022, the CAC released the Outbound Data Transfer Security Assessment Measures, which took effect in September 1, 2022 and specify the circumstances in which data processors shall apply for outbound data transfer security assessment with the CAC. Under the Outbound Data Transfer Security Assessment Measures, an data processor must apply for a CAC security assessment when (i) the data processor transferring important data abroad, (ii) the critical information infrastructure operator and personal information processor that has processed personal information of over one million individuals, transferring personal information abroad, (iii) the data processor who has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals, in each case as calculated cumulatively, since January 1 of the last year, transferring personal information abroad, or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. However, since the Outbound Data Transfer Security Assessment Measures was newly promulgated, it remains uncertain how the PRC government authorities will regulate companies under such circumstances if the Outbound Data Transfer Security Assessment Measures are fully implemented. It is also unclear what constitutes “outbound data transfer”. These bring more uncertainties with respect to the application and enforcement of the measures, and we may be subject to such outbound data security assessment with the CAC. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platform operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law further strengthened requirements on personal information protection, enhanced the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations and any changes in the enforcement or interpretation of such laws and regulations.

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

Currently, we rely on third-party e-commerce platforms such as JD.com, Tmall, Youpin and Pinduoduo, among others, for online sales and order fulfillment of our products and derive a material portion of our online sales revenue therefrom. If our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or we fail to incentivize such platforms to drive traffic to our online stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any internal operation or corporate restructuring and adjustments, negative publicities and operating conditions about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less user traffics to our flagship stores, which may negatively impact our business and results of operations.

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

The IoT-enabled smart home products market, together with the broader consumer products and home appliances market, is characterized by rapid technological changes, frequent introductions of new products and evolving industry standards, such as the rollout of 5G technology and related ecosystems. We have implemented an AI + IoT + 5G strategy and further strengthened AI application and technology innovation, and have launched a number of innovative and exciting products to strengthen our extensive product portfolio, including Master Pro 1200G Quanxian AI water purifier, Super 2 Max AI range hood, Alpha 3 Pro sweeper robot, Super 2 AI smart door lock and other new AI products with technology upgrades unveiled in 2022, among others. Although we are acting proactively to keep pace with the AI and 5G trend as well as other technological developments in the industry, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, voice- and gesture-control and facial- and image-recognition are important features of our IoT @ Home platform, and the technologies supporting them have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

We cannot guarantee that we will be able to successfully manage product manufacturing in-house or implement our strategic value chain investments effectively.

We have established Guangdong Lizi Technology Co., Ltd., or Guangdong Lizi, as a smart water purification system and sweeper robot facility focusing on the research, design, production and supply of smart water purifiers, water purifier filters, and sweeper robots, alongside the supply of some small appliances. We also established Guangdong AI Touch Technology Co., Ltd., or Guangdong AI Touch, for the development, production and supply of touch screen components for our smart products. The two facilities have integrated into the Viomi platform and begun commercial manufacturing since the first half of 2019, which has provided us greater control over our supply chain and has already started to generate incremental cost savings. In addition, we have acquired land use rights to a parcel of land of approximately 36,000 square meters in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The first phase is expected to include the Company’s multi-functional headquarters, including an exhibition center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities. Accordingly, we face risks inherent to maintaining product development and manufacturing facilities or associated with expansion of production capacity and such other risks common in the product development and manufacturing industry.

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

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline experience stores, third-party offline channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products. Historically, Xiaomi has been our largest and most important customer. Sales to Xiaomi accounted for 49.6%, 43.3% and 43.4% of our net revenues in 2020, 2021 and 2022, respectively.

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

It is an important growth strategy for us to continue to grow our user base and enrich our value-added businesses ecosystem, key components of our IoT @ Home platform, which enable us to differentiate our offerings and create additional monetization opportunities for us, including the sale of complementary products and provision of value-added services. While we have successfully grown our household user base from approximately 113 thousand as of December 31, 2016 to approximately 7.7 million as of December 31, 2022, there is no assurance that we will be successful in monetizing this user base through such offerings, for example, if:

●	we are not able to increase or maintain the amount of time our household users spend interacting with our IoT products;

●	we are not able to incentivize our household users to engage in relevant consumption activities related to our IoT @ Home platform; or we are not able to maintain or attract ecosystem partners to supply products or services on our IoT @ Home platform that are attractive to our household users.

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

We rely on cloud servers maintained by Xiaomi, Huawei, Alibaba and Tencent Cloud services to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, (ii) the lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures, (iii) operating deficiency in the control relating to the preparation and checking of the input VAT calculation, and (iv) lack of effective financial statement review so as to detect material misstatement in the Company’s consolidated financial statements.

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Based on its evaluation, our management concludes that our internal control over financial reporting as of December 31, 2022 was not effective. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” For future fiscal years, our management may conclude that our internal control over financial reporting was not effective either. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 40,809,383 ordinary shares underlying all awards may be issued. As of December 31, 2022, there were 19,742,616 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of $0.81 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our Company.

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

The COVID-19 outbreak has created unique global and industry-wide challenges, including challenges to our business, impacting supply chains, logistics, sales channels, as well as overall consumer sentiment and purchasing behavior. Beginning in 2020, the COVID-19 outbreak resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic activity throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our contract manufacturers and service providers were also impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption, especially in offline sales channels, were extremely limited. In particular, our offline channels and logistics operation, from time to time, were adversely affected by local quarantine and control measures in some parts of China from 2020 to 2022. In addition, challenging industry conditions, supply chain bottlenecks and operational disruptions also negatively affected our both the demand and supply of our products. These events have materially and adversely affected our business and results of operations, including our revenue growth and profit margins, since 2020.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our contract manufacturers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may materially and negatively impact our revenue growth, gross margin expansion and other perspectives . Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries or securities offering, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations, or be materially and adversely affected on our ability to raise or utilize funds from future oversea offerings.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Our WFOEs have each entered into a series of contractual arrangements with one of our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and their subsidiaries and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 99.4%, 91.6% and 86.8% of our revenues in 2020, 2021 and 2022, respectively.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of our VIEs in China and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) subject to the disclosure in this annual report, the contractual arrangements between our WFOEs, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	levying fines or confiscating our income or the income of our WFOEs or our VIEs, placing restrictions on our right to collect revenues, or imposing other requirements with which we or our VIEs may not be able to comply;
●	revoking or suspending the business licenses or operating licenses of our WFOEs or our VIEs, or to re-apply for the necessary licenses, or to relocate our business, staff and assets;
●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOEs and our VIEs;
●	requiring us to restructure our ownership structure or operations, including the nullification or termination of the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;

●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China; and taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, any of the assets under the name of the shareholders of our VIEs, including their shares in our VIEs, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against such shareholder. We cannot ensure that such shares will be disposed of in accordance with the contractual arrangements between our WFOEs, our VIEs and its shareholders. Furthermore, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these occurrences, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations and could cause the value of our ADSs to decline or become worthless.

In addition, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Trial Measures for Overseas Listing”), which became effective on March 31, 2023. At the press conference held for the Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Trial Measures for Overseas Listing, due to the contractual arrangements between our WFOEs, our VIEs and its shareholders, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements with our VIEs and its shareholders or restructure our business operations to rectify the failure to complete the filings. However, given that the Trial Measures for Overseas Listing were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

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

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor is subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom currently reside in the United States and whose assets are located outside the United States. In addition, it is unlikely that the courts of the Cayman Islands would (a) recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and (b) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, (5) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (6) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Shareholder claims or regulatory investigation that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. In addition, on February 24, 2023, the CSRC, the PRC Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises (the “Confidentiality and Archives Management Provisions”), which became effective on March 31, 2023. The Confidentiality and Archives Management Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law and the Confidentiality and Archives Management Provisions have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

We believe that we are not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Tax—PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax, unless a reduced rate is available under an applicable tax treaty, from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended by Ministry of Commerce in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 and amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in September 2011 and the Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Furthermore, as these foreign exchange regulations and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

The ownership certificate or other similar proof of one of our leased properties has not been provided to us by the lessor. Therefore, we cannot assure you that such lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties decline to ratify the lease agreements between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the lease agreement against the owner. As of December 31, 2022, we are not aware of any claim or challenge brought by any third parties concerning our use of leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate claims against the lessors under relevant lease agreements for losses resulting from indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings or reports in the Foreign Investment Comprehensive Management Information System, and registration with a local bank authorized by SAFE. Any medium or long-term loan to be provided by us to our consolidated affiliated entities must be filed with the NDRC and recorded by SAFE or its local branches through the online filing system of SAFE pursuant to applicable PRC regulations.

The SAFE issued the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises (the “Circular 19”) which took effect on June 1, 2015 and amended on December 30, 2019. The Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, provided that such usage shall fall into the scope of business of the FIE, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment (“SAFE Circular 28”) on October 23, 2019, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. As of the date of this annual report, its interpretation and implementation in practice remained subject to substantial uncertainties. As the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or filings or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing which became effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with and report relevant information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the supporting guidelines of the Trial Measures for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing.

In addition, pursuant to the Trial Measures for Overseas Listing, an overseas offering and listing of securities of a PRC domestic company is prohibited under any of the following circumstances: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the PRC domestic company(ies) intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the PRC domestic company(ies) intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controlling beneficial owner.

Furthermore, the Trial Measures for Overseas Listing also provide that (1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (2) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (3) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; (4) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings. Where a domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controlling beneficial owners, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The CSRC also held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) shall be deemed as existing issuers and are not required to complete the filling procedures immediately, however, they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

In addition, pursuant to the Confidentiality and Archives Management Provisions, which was released on February 24, 2023 and became effective on March 31, 2023, PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (1) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (2) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Given that the Trial Measures for Overseas Listing and the Confidentiality and Archives Management Provisions were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and future financing. If we fail to complete the filing with or approval of the CSRC or other PRC government authorities in a timely manner or at all, for any future offering or any other activities which are subject to the filing or approval requirements under the aforesaid provisions, our ability to raise or utilize funds and our financial conditions, business operation, and business prospect may be adversely and materially affected.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from or filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, are required if we were to conduct offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. If we were to conduct offshore offerings and fail to obtain such approval or filing procedures, or such approval or filing, if obtained by us, were to be rescinded, we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including overall market volatility and the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
●	announcements of new products and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	failure on our part to realize monetization opportunities as expected;
●	changes in revenues generated from our significant business partners;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	detrimental negative publicity about us, our management, our competitors or our industry;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. One of our key strengths is our visionary and professional management team led by the founder and chief executive officer Mr. Xiaoping Chen and supported by our strategic partner Xiaomi. The dual-class share structure ensures that the vision of the management team and the proven strategies can be consistently implemented, especially during the phase of our rapid growth. Furthermore, the dual-class structure enables us to better focus on long-term strategies by serving as effective defense against corporate actions which might not be in our long-term interest. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by Mr. Xiaoping Chen or Viomi Limited to any person who is not Mr. Xiaoping Chen or his affiliate(s), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Xiaoping Chen or his affiliate(s), such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder other than Mr. Xiaoping Chen or his affiliate(s) to any person, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Conversion of Class B ordinary shares to Class A ordinary shares will increase the voting power of holders of Class A ordinary shares and ADSs, while at the same time increasing the relative voting power of individual Class B ordinary shareholders who retain their shares.

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 90.8% and 60.8%, respectively, of the aggregate voting power of our Company as of February 28, 2023. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Depending on the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our income and assets and the market value of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2022.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.

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

ITEM 4.INFORMATION ON THE COMPANY

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

We have developed a unique IoT @ Home platform, consisting of an ecosystem of innovative IoT @ Home portfolio, home water solutions, together with a suite of complementary consumable products and small appliances and others. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and humanlike manner to make daily life more convenient, efficient and enjoyable, while allowing us to grow our household user base and capture various additional scenario-driven consumption events in the home environment. As of December 31, 2022, our IoT @ Home platform had approximately 7.7 million household users.

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales through our own and third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 50.4%, 56.7% and 56.6% of our net revenues in 2020, 2021 and 2022, respectively. Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us with access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 49.6%, 43.3% and 43.4% of our net revenues in 2020, 2021 and 2022, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

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

At our strategic new product launch event in March 2022, we introduced our upgraded one-stop IoT home solution, ‘1=N44,’ which includes (i) our whole-home product portfolio; (ii) four major smart home capabilities: automatic networking, active intelligence, spatial awareness and natural interactions; and (iii) four additional services for our users, namely smart home solution design, over-the-air (OTA) update , a membership system and value-added services. Our upgraded one-stop IoT home solution has already achieved solid initial results, thanks to our focus on product innovation, service system improvements, and our expanded sales channels for whole-home intelligence. We also introduced a series of premium smart home products with more advanced AI application and technology innovation, including the upgraded AI air conditioner Space Pro, the business refrigerator Boss, our 2000-gallon large-flux water purifier Super 2 and AI screen-based control interface Home Pad Plus, among others, together with several new products under our premium brand coKiing, such as the Royal Pro series of double-screen refrigerators and AI twin-tub washing machines, as well as the Royal series of AI dishwashers featuring ionic sterilization and AI laser interactive smart screens. We also introduced a series of new smart home devices, such as EyeLink, our smart lock with upgraded 3D facial recognition technology, as well as HomePad Plus, our AI screen-based control interface for managing all smart home appliances across scenarios.

In October 2022, we hosted ‘AI: Helpful 2.0,’ our autumn online software launch event, which focused on our software upgrades and product iteration across four dimensions, including health care, energy conservation and environmental protection, active intelligence, and natural interaction, further improving our one-stop IoT home solutions from the software side. At the same time, on the hardware side, we launched a series of new smart home appliances, including Alpha, our AI range hood with AI smart eye suction; Master Pro, our 1200G Quanxian AI water purifier with integrated heat purification; Alpha 3 Pro, our AI sweeping robot equipped with an all-purpose base station; and Super 2 Max, our AI gas water heater with intelligent temperature control. In the category of smart home products, we introduced Super 2 AI smart door locks with an ultra-wide-angle digital peephole.

In November 2022, our one-stop IoT home solution platform, HomeMap app, was awarded the Precision Science and Technology Award by the Ministry of Science and Technology of China and the National Office for Science and Technology Awards of China. Furthermore, during the year of 2022, we received approvals to establish both our Doctoral Workstation of Guangdong Province and our Foshan Enterprise Postdoctoral Workstation, which will facilitate talent cultivation and project incubation of us.

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

The table below sets forth the revenue contribution of our key business lines after the product recategorization:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
IoT @ Home portfolio	3,671,717	63.0	3,400,966	64.1	1,619,941	234,869	50.1
Home water solutions	883,325	15.2	742,912	14.0	681,054	98,744	21.1
Consumables	382,896	6.6	367,021	6.9	358,442	51,969	11.1
Small appliances and others(1)	887,686	15.2	792,936	15.0	573,294	83,120	17.7
Total	5,825,624	100.0	5,303,835	100.0	3,232,731	468,702	100.0

Note:

(1)Including sales of small appliances and rendering of services. See footnote 13 to the Consolidated Financial Statements for more details.

Our IoT @ Home portfolio

We generate a significant portion of our revenues through sales of products under our IoT @ Home portfolio. Aimed at China’s young, modern, “new middle-class” consumers, our innovative IoT products form the core of our IoT @ Home portfolio. We have successfully brought to market an extensive range of IoT @ Home products, which engage users across a wide spectrum of essential daily activities and create new consumption scenarios for the home environment. We think of customers’ initial purchases of our products as the start of our relationship with them rather than the end, as that first purchase drives broad home-wide adoption of our products and long-term customer loyalty. The inherent connected nature, synergies, and network effects within our IoT @ Home portfolio are demonstrated by the fact that the percentage of our household users possessing at least two of our IoT products increased from 3.5% as of March 31, 2016 to 22.5% as of December 31, 2022.

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

Online

Our products are sold across a number of leading e-commerce channels in China, including JD.com, Tmall, Youpin and Pinduoduo, among others. We believe that cooperation with these leading e-commerce platforms enables us to leverage their established customer base and brand recognition, and helps us reach a wide group of customers across a variety of markets. We also sell products via our proprietary Viomi mobile app and WeChat program.

In 2022, we reached a strategic cooperation with Tmall concerning a portfolio of one-stop smart home solutions. Together, we and Tmall promote a whole-home smart ecology, with an AI smart kitchen, living room, balcony, restroom and bedroom. We cooperated with JD.com to host ‘Viomi 420 JD Day’ in April 2022 and introduced new whole-home smart products on its platform. In addition, we were recently listed as one of China Telecom’s top digital ecology partners, promoting channel integration and bringing an intelligent lifestyle to tens of millions of households in China.

In 2022, we deepened our cooperation with JD Logistics to access a broader range of services including planning, logistics, warehousing and installation, which we believe improves efficiency throughout our cycle, from solution design and delivery to installation, as well as provide our customers with more enjoyable after-sale service experience.

Offline

Our offline sales channels comprise of our Viomi offline experience stores, together with online-to-offline or O2O outlets of major e-commerce retailers, which supplement our online channels and further broaden our market access and increase brand awareness.

In 2022, we expanded our strategic cooperation with KUKA, one of the leading domestic home design enterprises. KUKA and us will jointly integrate smart home ecology and the whole-house customization business while accelerating the popularization of our one-stop IoT home solutions, to facilitate the integration, intelligence and quality upgrading of home scenarios.

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

Since 2021, we have adopted and implemented a “larger store, better merchant” channel strategy nationwide, whereby we collaborate with quality merchants with strong store operation experience to open larger experience stores, aiming to enhance store image and provide users with more comprehensive, scenario-based experiences and services. Most of our new large experience stores encompass over 200 square meters or 300 square meters each, some of which provide installation and after-sale services, as a supplement of our unified national after-sale service system. In 2022, we continued to execute our “larger store, better merchant” channel strategy. We cooperated with our newly signed offline merchants and opened additional Viomi 4S and 5S flagship stores in provinces across China. These flagship stores enhanced our “trending technology” branding positioning through unified storefront decoration and immersive scenario experience, and helped implement our one-stop IoT home solutions.”

Third-party offline channels

To further diversify and strengthen our overall channel penetration and presence, we have increased our overall points of sales, particularly through cooperation with various O2O outlets of major e-commerce retailers such as JD, as well as established strategic partnership with leading domestic home design enterprises such as KUKA, all of which are expected to increase our end-points of sales and overall consumer awareness of our brand, products and concept.

We are also developing our overseas business by upgrading channels, diversifying our operation model and expanding product categories. Since the second half of 2021, we have cooperated with renowned agents in Germany, Singapore and Northern Europe to transform part of our overseas channels from small distributors into high-quality international sales agents. We plan to optimize our overseas business operation by leveraging their local resources, channel development, online and offline marketing and after sale service. Following the successful opening of our first self-operated store on U.S. Amazon in August 2021, we launched our self-operated Amazon stores in Italy, Germany and France in the first half of 2022. In September 2022, we showcased a number of our new products at IFA 2022 in Berlin, marking our first appearance at one of the world’s most significant technology marketplaces for the consumer and electronic industries. We further expanded product categories, such as air conditioners, washing machines, and refrigerators to Northern Europe, and water purifiers, smart door locks to Southeast Asia.

Xiaomi

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distribution and sales of these respective products. We also sell some Viomi-branded products to Xiaomi.

Research and Development

We are committed to developing new and innovative products and services through research and development. As of December 31, 2022, our total research and development staff consisted of approximately 342 employees across multiple R&D centers and product groups teams, representing 37.3% of our total number of employees. Many of our team members are global and cross-industry experts in technical product hardware development, software and AI, including experts with previous experience working at Dyson, Siemens, and Bosch. We incurred RMB265.7 million, RMB311.8 million and RMB300.0 million (US$43.5 million) in research and development expenses in 2020, 2021 and 2022, respectively.

Our R&D achievements have also been recognized by industry and professional institutions. In April 2022, our AI range hoods’ visual detection module technology won the Excellence Award at the 23rd China Patent Awards. Also, in the same month, we took the silver at the 8th Guangdong Patent Awards with one of our water purifiers and its integrated waterway module technology. Further, the Viomi brand was added to the key trademark protection list in Guangdong province. We were officially listed as Guangdong PhD Work Station by the government and have obtained the selection qualification to establish the Guangdong Postdoctoral Work Station.

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

We consider the protection of the personal privacy of each of our users to be of paramount importance. We collect only anonymous data and only with users’ consent, and all sensitive data is encrypted. We use such data only for the improvement of our products and services. Furthermore, our employees’ access to our internal information management system is limited to verified IP address and we restrict the scope of such access based on the duty of the employee. Our data is stored securely in Xiaomi, Huawei, Alibaba and Tencent Cloud services.

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

As of December 31, 2022, we had 3,621 patents registered with the State Intellectual Property Office of China, or the SIPO.

Globally, as of December 31, 2022, we had 51 patents registered and 29 pending patent applications in various overseas countries and jurisdictions, including the United States, Europe, India, Korea and certain Southeast Asia countries.

As of December 31, 2022, we had registered 555 trademarks in China.

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

Our cooperation with and sales to Xiaomi extends to a diversified range of products, which, as of the end of 2022, include Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, dishwashers, water heaters as well as other complimentary products such as kettles and water quality meters. Since the third quarter of 2021, we have largely scaled back the supply of Xiaomi-branded sweeper robots, while maintaining cooperation in other categories.

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

Branding and advertisements

We conduct online marketing events on third-party e-commerce platforms as well as other traditional and social media channels together with various offline promotion campaigns. We have been improving user-experience of our products and shopping experience in our experience stores to develop a word-of-mouth effect on our sales and business. In addition, we have been placing ads on e-commerce and social media platforms as well as paying for advertisements on traditional media such as television shows, magazines and billboards to reach more users and promote the awareness of our brands, products and IoT @ Home platform. In 2022,  to support the release of our new products, we launched a large number of elevator and print ads promoting our ‘trending technology’ branding positioning. In addition, to support the release of premium new products and our high-end brand transformation, we reached more targeted young groups by partnering with Tmall and becoming the co-sponsor of the well-known variety show ‘Design Ideal Future’ broadcasted on the Mango TV platform, exposing a growing audience to our immersive smart home experience across whole-home scenarios and bringing an intelligent lifestyle to more young consumers.

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

Events marketing

We organize and participate in various official offline events to promote our brand and the idea of a connected smart home. Our “Viomi 925 Appliance Refresh Day” campaign includes online promotions, as well as offline marketing efforts such as product launch events. We participated in exhibitions and forums such as the Appliance & Electronics World Expo in 2018, 2019 and the 2018 “Belt and Road” Finance and Investment Forum. We also actively participate in shopping festivals across e-commerce platforms such as “618”, “Double Eleven” and “Double Twelve,” which are highly popular among Chinese consumers. In 2020 and 2021, we mainly conducted our major marketing and branding activities through online events due to the COVID-19 situation. We hosted five virtual Strategy and New Product Launch events in May 2020, October 2020, April 2021, March 2022 and October 2022, respectively. In 2022, we jointly launched a video interview program with Langchao Studio and Gongmao Home Appliances.

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

In June 2020, we acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The first phase is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second is expected to focus on and accommodate additional facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities. This initiative demonstrates our commitment to strengthening our IoT supply chain resources and provides the necessary foundation to support both the manufacturing and research & development capabilities we will need, in order to thrive in the upcoming 5G and IoT era. As of December 31, 2022, phase one of the construction progress had reached over 80%.

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

We cooperate with Xiaomi, Huawei, Alibaba and Tencent Cloud services for services such as computing services, storage, server, bandwidth and video call. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased product liability insurance for Viomi branded products, sold in the domestic market as well as those exported to the overseas market. We maintain public liability insurance for any personal injury or property loss of any third party occurred in the operating facilities of the Company in China, including those of Foshan Viomi and its subsidiaries in China. We have also procured insurance policies to insure against the risk of potential inabilities to collect our accounts receivables.

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

Pursuant to the Provisions on the Administration of Foreign-Invested Telecom Enterprises, promulgated by the State Council in 2001 and last amended in 2022, the foreign investor are prohibited from holding more than 50% of the equity interests of a telecom enterprise operating value-added telecom services unless otherwise provided by relevant laws and regulations. In addition, the establishment of a foreign-invested telecom enterprise operating value-added telecom services requires approval from the MIIT.

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

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue Industries for Encouraging Foreign Investment, or the Catalogue, and the Catalogue of special management measures, or the Negative List, both of which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC. The latest Catalogue, amended and issued on October 26, 2022, and effective on January 1, 2023, or the 2022 Catalogue, indicates the encouraged industries for foreign investments. The latest Negative List, amended and issued on December 27, 2021, and effective on January 1, 2022, or the 2021 Negative List, divides the industries listed therein into two categories: restricted industries and prohibited industries. Any industry not listed in any of the 2022 Catalogue or the 2021 Negative List is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Regulations on M&A rules and overseas listings

Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On July 6, 2021, the General Office of the State Council, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, among which, it emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

According to the Trial Measures for Overseas Listing, (1) domestic companies that seek to offer or list securities in overseas markets, either in direct or indirect means, should fulfill the filing procedure with and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controlling beneficial owners, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China; and (3) an overseas offering and listing of securities of a domestic company is prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company(ies) intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controlling beneficial owner, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company(ies) intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controlling beneficial owner. Furthermore, the Trial Measures for Overseas Listing also provide that (1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (2) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (3) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; (4) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) shall be deemed as existing issuers and are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved; (2) on or prior to the effective date of the Trial Measures for Overseas Listing, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing; (3) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures for Overseas Listing, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States or the completion of hearing in the market of Hong Kong), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (4) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC released the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. The Confidentiality and Archives Management Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (1) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (2) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

The PRC Consumer Protection Law, as amended in October 2013 and effective in March 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities and guarantee the quality, function, usage and term of validity of the commodities. Where business operators use internet, television, telephone, mail or other means to sell their commodities, consumers have the right to return such commodities, except the following commodities within seven days from the date when the consumers receive the commodities without giving any reason:

●	commodities customized by the consumers;
●	fresh perishable commodities;
●	digitized commodities such as audio-video products and computer software downloaded online or opened by the consumers; and delivered newspapers and periodicals.

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

As of December 31, 2022, we had 3,621 patents granted and 1,364 patents applications pending in China, 51 patents granted and 29 patents pending outside China.

Trademark law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damage of no more than RMB5 million.

As of December 31, 2022, we had registered 555 trademarks in China.

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

As of December 31, 2022, we had registered 72 pieces of software copyright in China.

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

As of December 31, 2022, we had registered 16 domain names.

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

Regulation on mobile internet

Pursuant to the Provisions on the Administration of Mobile Internet Applications Information Services, or the Provisions on Administration of Application, promulgated by the CAC in June 2016 and effective on August 1, 2016, and lastly amended on June 14, 2022 and effective on August 1, 2022, application providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out the duties including to authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, fulfill the data security protection obligations and regulate personal information processing activities. Application distribution platform shall, within 30 days of the business going online and starting operations, conduct filing procedures with the local cybersecurity and information department. Furthermore, application providers and registered users shall sign service agreements to determinate both sides’ rights and obligations.

Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Mobile Application Interim Measures, effective on July 1, 2017. The Mobile Application Interim Measures requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

As the operator of Viomi mobile app, we are subject to the above laws and regulations as an application information services provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulation on Information Security and Privacy Protection

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit the internet information service providers, or the ICP Operators, from collecting and using personal information from their users with the users’ consent. However, the Administrative Measures on Internet Information Services promulgated by the State Council on January 8, 2011 prohibit an ICP Operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The regulations further authorize the relevant telecommunications authorities to order ICP Operators to rectify unauthorized disclosure. ICP Operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. It stipulates that ICP Operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP Operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP Operator may only use users’ personal information for the stated purposes under the ICP Operator’s scope of service. ICP Operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP Operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

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

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration of Market Regulation, or the SAMR, issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations. The notice requires that there shall be a privacy policy in the app, and the privacy policy shall contain the rules for collecting and using personal information. The notice also requires that the app shall prompt their users to read the privacy policy through obvious methods such as pop-up windows when an app is put into operation for the first time. According to the notice, the type of personal information collected by the app should be limited to the extent necessary to meet the operation of the corresponding business function. If personal information collected through app for a new business function is beyond the scope of a user’s previous consent, refusing to provide the original business function by the app upon the user’s disagreement with the new scope of personal information collection shall be considered as in violation of the necessity principle, except in the case where the new business function replaces the previous business function. Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated jointly by the CAC, the MIIT, the Ministry of Public Security and the SAMR on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an application’s basic functional services. Specifically, it refers to the personal information of the consumers, excluding the personal information of the suppliers. Any mobile internet application shall not refuse users to use its basic functional services on the ground that users disagree to provide unnecessary personal information.

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

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which became effective on August 1, 2022, sets out guidelines on the provision the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. The Outbound Data Transfer Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (i) the data processors transferring important data abroad; (ii) a critical information infrastructure operator and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (iii) a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year, transferring personal information abroad and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely, a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law, effective on July 1, 2011 and most recently amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, social insurance contributions payable by an employee shall be paid on his or her behalf by the employer through transfer from wage deduction, and the employer shall notify each employee of details of social insurance contributions to his or her account on a monthly basis. According to the Regulations on Management of Housing Fund, effective on April 3, 1999, and most recently amended on March 24, 2019, when employing new staff or workers, the units shall undertake housing fund payment and deposit registration at the housing fund management center within 30 days from the date of the employment, and the housing fund to be paid and deposited by an individual staff member or worker shall be withheld from his salary by the unit for which he serves. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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

Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, the tax authorities shall adopt means such as examination of declarations of related party transactions, management of contemporaneous documentation and monitoring of profit level, to implement monitoring and administration of special tax adjustment for enterprises; an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks; and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

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

According to the Circular of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005 and the Announcement of the State Administration of Taxation on the Revision to Certain Taxation Regulatory Documents, effective on June 15, 2018, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent Local Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

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

Regulation on dividend distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	The PRC Company Law (1993), as amended in 1999, 2004, 2005, 2013 and 2018;
●	The PRC Foreign Investment Law (2020); and
●	The Implementation Regulations on the PRC Foreign Investment Law (2020).

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

C.Organizational Structure

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of our VIEs in China and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements between our company, our WFOEs, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries or securities offering, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations, or be materially and adversely affected on our ability to raise or utilize funds from future oversea offerings” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

D.	Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 3,682 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our R&D and office space located in Shengda Industry Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 9,272 square meters. Our manufacturing facility located in Fulv Park, Foshan, has an aggregate floor area of approximately 21,000 square meters.

We have acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The Viomi IoT Technology Park is planned to host our future headquarters and IoT development and manufacturing sites. We started the construction in May 2021 by entering into an overall project consignment contract with a main contractor. As of December 31, 2022, phase one of the construction progress has reached over 80%.

As of December 31, 2022, we leased and occupied approximately 3,682 square meters of office space in Guangzhou, approximately 477 square meters of office space in Beijing. These leases vary in duration from one to five years.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Increasing brand recognition and expanding user base

The uniqueness and effectiveness of our products and related benefits, our targeted marketing and promotional campaigns, together with our strategic partnership with Xiaomi, have enabled us to enjoy strong word-of-mouth and extensive media coverage, which have provided us with strong momentum in increasing our brand recognition and the expansion of our user base, which have been key contributors to the growth of our business. Our number of cumulative household users increased significantly from approximately 113 thousand as of March 31, 2016 to approximately 7.7 million as of December 31, 2022. As we continue to gain scale and invest in our brand, we expect our brand to gain even greater recognition among consumers, which will facilitate increasing demand for our products as well as further growth in our user base, creating additional monetization opportunities and in turn, driving further growth in our results of operations.

New product launches

Our introduction and sales of new products that are well received by consumers, both Viomi-branded and Xiaomi-branded, are important contributors to our sustainable growth. We have introduced numerous new products over the past several years and will continue to launch additional new products on a regular basis, including those with next-generation capabilities and functionalities, such as 5G and AI, which we expect to drive continued strong growth in our results of operations. We introduced our premium water purifier sub-brand “Quanxian” in September 2020, with introduction of a series of large-flux water purifiers. Further, we introduced EROx mineral water purifier, which is able to retain minerals beneficial for human health to cater to diversified consumer demands, as well as Super Pro 1200G water purifier in 2021. Following our successful official launch of Viomi-branded sweeper robot business in both of domestic and overseas markets in late 2020, we have introduced a series of new sweeper robots with auto dust-collecting, self-cleaning and UV sterilization functionalities, such as Alpha 2 Pro and Alpha 2 Plus sweeper robots in 2021. We expanded our cleanliness product category by launching our first wet/dry vacuum cleaner and mop Cyber to meet the increasing consumer demands for this product category. With a focus of AI application in 2021, we also introduced new products across other categories, including the Space all-direction AI air conditioner, the EyeBot AI smart toilet, as well as EyeBot AI range hood and other new AI products with technology upgrades. Furthermore, we introduced new SKUs in the smart home category, such as EyeLink 2T smart lock with AI face recognition technology. At our strategic new product launch event in March 2022, we introduced a series of premium smart home products with more advanced AI application and technology innovation, including the upgraded AI air conditioner Space Pro, the business refrigerator Boss, our 2000-gallon large-flux water purifier Super 2 and AI screen-based control interface Home Pad Plus, among others, together with several new products under our premium brand coKiing, such as the Royal Pro series of double-screen refrigerators and AI twin-tub washing machines, as well as the Royal series of AI dishwashers featuring ionic sterilization and AI laser interactive smart screens. We also introduced a series of new smart home devices, such as EyeLink, our smart lock with upgraded 3D facial recognition technology, as well as HomePad Plus, our AI screen-based control interface for managing all smart home appliances across scenarios. In October 2022, we launched a series of new smart home appliances, including Alpha, our AI range hood with AI smart eye suction; Master Pro, our 1200G Quanxian AI water purifier with integrated heat purification; Alpha 3 Pro, our AI sweeping robot equipped with an all-purpose base station; and Super 2 Max, our AI gas water heater with intelligent temperature control. In the category of smart home products, we introduced Super 2 AI smart door locks with an ultra-wide-angle digital peephole.

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

Depending on market conditions, we may continue to roll out additional experience stores across the country and continue to invest in in-store training and enhance our in-store experience, in conjunction with our network partners, to drive the continued growth in our revenues and results of operations. We are also undertaking initiatives to increase overall store operating efficiency and productivity, such as attracting more experienced and better resourced network partners. In addition, to further diversify and strengthen our overall channel penetration and presence, we have expanded cooperation to increase our overall points of sales, particularly through cooperation with various O2O outlets of major e-commerce retailers, as well as establishing strategic partnership with leading domestic home design enterprises such as KUKA, all of which are expected to increase our end-points of sales and overall consumer awareness of our brand, products and concept. We do not expect our strategy in relation to our Viomi offline experience store network or other channel diversification strategies to have a material impact on our overall margins.

Product and business mix

We generate a significant portion of our revenues through the sales of our IoT products and we are continuing to introduce new products to the market. For the years ended December 31, 2020, 2021 and 2022, sales of our IoT products accounted for 78.2%, 78.1% and 71.2% of our net revenues, respectively. Different product categories may have different attributable gross margins due to various factors, including industry and competitive dynamics, our pricing strategy, target customer demographics as well as raw material and production costs, among others. We may price certain flagship products, such as our smart refrigerators, at competitive prices to facilitate initial household user acquisition and entry in the family home, which may negatively affect our gross margins in the near term.

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

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the year ended December 31, 2020, 2021 and 2022, research and development expenses were RMB265.7 million, RMB311.8 million and RMB300.0 million (US$43.5 million), accounting for 4.6%, 5.9% and 9.3% of our net revenues, respectively. We have been devoting research and development resources in the areas of AI, IoT, 5G and other emerging technologies in furtherance of our “AI + IoT + 5G” strategy. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to create a unique and holistic IoT @ Home lifestyle experience for the benefit of consumers.

Similarly, attracting new users and growing the number of our household users by continuing to strengthen our brand awareness as well as educating consumers about the benefits of our IoT @ Home platform and the IoT @ Home lifestyle experience are our key growth strategies. For the year ended December 31, 2020, 2021 and 2022, our selling and marketing expenses were RMB597.2 million, RMB751.0 million and RMB614.9 million (US$89.2 million), accounting for 10.3%, 14.2% and 19.0% of our revenues, respectively. Going forward, we intend to continue investing significant resources in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder, customer and related party. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 49.6%, 43.3% and 43.4% of our net revenues in 2020, 2021 and 2022, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
IoT @ Home portfolio	3,671,717	63.0	3,400,966	64.1	1,619,941	234,869	50.1
Home water solutions	883,325	15.2	742,912	14.0	681,054	98,744	21.1
Consumables	382,896	6.6	367,021	6.9	358,442	51,969	11.1
Small appliances and others(1)	887,686	15.2	792,936	15.0	573,294	83,120	17.7
Total	5,825,624	100.0	5,303,835	100.0	3,232,731	468,702	100.0

Note:

(1)Including sales of small appliances and rendering of services. See footnote 13 to the Consolidated Financial Statements for more details.

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

Brands

Our IoT @ Home platform comprises of two key pillars, our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales to third-party channels as well as Viomi Store, our proprietary e-commerce platform, which constitute the vast majority of our Viomi-branded products business, accounted for 50.4%, 56.7% and 56.6% of our net revenues in 2020, 2021 and 2022, respectively. We introduced our premium water purifier sub-brand “Quanxian” in September 2020, with introduction of a series of large-flux water purifiers. We have enriched and intend to expand SKUs offered under Quanxian to cater to diversified consumer demands for water purification and human health. We also launched our premium AI-focused “coKiing” brand in late 2019 and have introduced a series of air conditioning, washing machine and refrigerator products, to offer an advanced and AI-centric product portfolio to high-end market.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, historically accounted for 49.6%, 43.3% and 43.4% of our net revenues in 2020, 2021 and 2022, respectively. We sell Xiaomi-branded products directly to Xiaomi, who then on-sells these products to its customers and end-consumers.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource a majority of our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Our cost of revenues was RMB4,742.7 million, RMB4,105.8 million and RMB2,495.6 million (US$361.8 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Gross profit and gross profit margin	1,082,956	18.6	1,198,068	22.6	737,093	106,868	22.8

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Operating expenses:
General and administrative	68,914	1.2	97,730	1.8	121,702	17,645	3.8
Research and development	265,680	4.6	311,786	5.9	299,950	43,489	9.3
Selling and marketing	597,176	10.3	751,011	14.2	614,887	89,150	19
Total	931,770	16.0	1,160,527	21.9	1,036,539	150,284	32.1

General and administrative. General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel and share-based compensation for management and administrative personnel. Within the total general and administrative expenses incurred in the year ended December 31, 2020, 2021 and 2022, RMB11.3 million, RMB9.1 million and RMB4.4 million (US$0.64 million) were share-based compensation expenses, respectively.

Research and development. Our research and development expenses primarily consist of salaries and benefits as well as share-based compensation for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities. We will continuously invest in our technology infrastructure to enhance our capabilities in the fields of AI, IoT, 5G and big data analytics and expect our research and development expenses as a percentage of our net revenue to gradually moderate and stabilize by improving our research and development efficiency.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Net revenues(1)	5,825,624	100.0	5,303,835	100.0	3,232,731	468,702	100.0
Cost of revenues	(4,742,668)	(81.4)	(4,105,767)	(77.4)	(2,495,638)	(361,834)	(77.2)
Gross profit	1,082,956	18.6	1,198,068	22.6	737,093	106,868	22.8
Operating expenses(2):
Research and development expenses(2)	(265,680)	(4.6)	(311,786)	(5.9)	(299,950)	(43,489)	(9.3)
Selling and marketing expenses(2)	(597,176)	(10.3)	(751,011)	(14.2)	(614,887)	(89,150)	(19)
General and administrative expenses(2)	(68,914)	(1.2)	(97,730)	(1.8)	(121,702)	(17,645)	(3.8)
Total operating expenses	(931,770)	(16.0)	(1,160,527)	(21.9)	(1,036,539)	(150,284)	(32.1)
Other income, net	32,795	0.6	27,128	0.5	22,135	3,209	0.7
Income/(loss) from operations	183,981	3.2	64,669	1.2	(277,311)	(40,207)	(8.6)
Interest income and short-term investment income, net	31,968	0.5	28,589	0.5	10,368	1,503	0.3
Income/(loss) before income tax expenses	217,767	3.7	94,630	1.8	(264,456)	(38,343)	(8.2)
Income tax expenses	(43,321)	(0.7)	(5,739)	(0.1)	(18,174)	(2,635)	(0.5)
Net Income/(loss)	174,446	3.0	88,891	1.7	(282,630)	(40,978)	(8.7)

Notes:

(1)Includes RMB2,889.4 million, RMB2,295.6 and RMBRMB1,403.4 million (US$203.5 million) from sales to Xiaomi for the year ended December 31, 2020, 2021 and 2022, respectively.

(2)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
General and administrative expenses	11,303	9,130	4,415	640
Research and development expenses	49,996	32,609	14,645	2,123
Selling and marketing expenses	10,904	5,666	500	72
Total	72,203	47,405	19,560	2,835

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues

Our net revenues decreased by 39.0% from RMB5,303.8 million in 2021 to RMB3,232.7 million (US$468.7 million) in 2022, primarily due to a decrease in revenues from IoT@Home portfolio and small appliances and others.

IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 52.4% from RMB3,401.0 million in 2021 to RMB1,619.9 million (US$234.9 million) in 2022, primarily due to the complete cutoff of sales of Xiaomi-branded sweeper robots, as well as SKU adjustments for smart kitchen products .

Home water solutions. Revenues from home water solutions decreased by 8.3% from RMB742.9 million in 2021 to RMB681.1 million (US$98.7 million) in 2022, primarily due to our product portfolio adjustment involving a decrease in small-flux water purifiers sales, partially offset by an increase in revenues from larger flux water purifiers.

Consumables. Revenues from consumables decreased by 2.3% from RMB367.0 million in 2021 to RMB358.4 million (US$52.0 million) in 2022.

Small appliances and others. Revenues from small appliances and others decreased by 27.7% from RMB792.9 million in 2021 to RMB573.3 million (US$83.1 million) in 2022, primarily due to the streamline of SKUs within this category.

Cost of revenues

Our cost of revenues decreased by 39.2% from RMB4,105.8 million in 2021 to RMB2,495.6 million (US$361.8 million) in 2022, which is in line with the overall decreased revenue scale.

Gross profit

As a result of the foregoing, our gross profit decreased by 38.5% from RMB1,198.1 million in 2021 to RMB737.1 million (US$106.9 million) in 2022.

Our gross margin increased from 22.6% to 22.8% for the same periods. The increase in gross margin was primarily driven by our continued efforts to shift the product mix toward higher profit margin products, partially offest by a decrease in the selling prices of certain clean-up products in 2022.

Operating Expenses

Our operating expenses decreased by 10.7% from RMB1,160.5 million in 2021 to RMB1,036.5 million (US$150.3 million) in 2022.

General and administrative. General and administrative expenses increased by 24.6% from RMB97.7 million in 2021 to RMB121.7 million (US$17.6 million) in 2022, primarily due to an increase in the estimated allowance for accounts and notes receivables from a third-party client.

Research and development. Research and development expenses decreased by 3.8% from RMB311.8 million in 2021 to RMB300.0 million (US$43.5 million) in 2022, primarily due to a decrease in the share-based compensation expenses, as well as the our continued efforts in improving out research and development efficiency.

Selling and marketing. Selling and marketing expenses decreased by 18.1% from RMB751.0 million in 2021 to RMB614.9 million (US$89.2 million) in 2022. This decrease was primarily due to a decrease in logistics and staff related expenses.

Income tax expenses

We had an income tax expenses of RMB18.2 million (US$2.6 million) in 2022, compared to RMB5.7 million in 2021.

Net loss

As a result of the foregoing, we recorded a net loss of RMB282.6 million (US$41.0 million) in 2022, compared to the net income of RMB88.9 million for 2021. Excluding the impact of share-based compensation expenses, our net loss was RMB263.1 million (US$38.1 million) in 2022, compared to the net income of RMB136.3 million for 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues

Our net revenues decreased by 9.0% from RMB5,825.6 million in 2020 to RMB5,303.8 million in 2021, primarily due to (i) the fact that we proactively and substantially scaled back the sales volume of Xiaomi-branded sweeper robots, and adjusted our product portfolio for margin expansion in other categories; and (ii) the overall weaker consumer demands for certain product categories.

IoT @ Home portfolio Revenues from IoT @ Home portfolio decreased by 7.4% from RMB3,671.7 million in 2020 to RMB3,401.0 million in 2021, primarily due to the scale back of our supply of Xiaomi-branded sweeper robots and the product portfolio adjustments for margin expansion in some other categories, both contributing to the overall gross margin improvement for IoT @ Home portfolio.

Home water solutions. Revenues from home water solutions decreased by 15.9% from RMB883.3 million in 2020 to RMB742.9 million in 2021, primarily due to our product portfolio adjustment involving a decrease in small-flux water purifiers.

Consumables. Revenues from consumables decreased by 4.1% from RMB382.9 million in 2020 to RMB367.0 million in 2021, primarily due to decreased demands for purifier filter products.

Small appliances and others. Revenues from small appliances and others decreased by 10.7% from RMB887.7 million in 2020 to RMB792.9 million in 2021, primarily due to the product portfolio adjustments we made for gross margin expansion in this category.

Cost of revenues

Our cost of revenues decreased by 13.4% from RMB4,742.7 million in 2020 to RMB4,105.8 million in 2021, primarily due to the stringent cost control measures we took.

Gross profit

Our gross profit increased by 10.6% from RMB1,083.0 million in 2020 to RMB1,198.1 million in 2021, and our gross margin increased from 18.6% in 2020 to 22.6% in 2021. The margin improvement was primarily driven by our continued efforts to shift the business and product mix toward higher gross margin products.

Operating Expenses

Our operating expenses increased by 24.6% from RMB931.8 million in 2020 to RMB1,160.5 million in 2021.

General and administrative. General and administrative expenses increased by 41.8% from RMB68.9 million in 2020 to RMB97.7 million in 2021, primarily due to the increase in related personnel salaries and expenses.

Research and development. Research and development expenses increased by 17.4% from RMB265.7 million in 2020 to RMB311.8 million in 2021, primarily due to the increase in related personnel salaries and expenses, as well as increased investment in research and development of new products.

Selling and marketing. Selling and marketing expenses increased by 25.8% from RMB597.2 million in 2020 to RMB751.0 million in 2021, primarily due to the increase in advertising and marketing activities to enhance our brand and market recognition.

Income tax expenses

We had an income tax expenses of RMB5.7 million in 2021, compared to RMB43.3 million in 2020.

Net income

As a result of the foregoing, we recorded a net income of RMB88.9 million in 2021, compared to RMB174.4 million in 2020. Excluding the impact of share-based compensation expenses, our net income was RMB136.3 million in 2021, compared to RMB246.6 million in 2020.

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

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2020, 2021, and 2022, we had cash and cash equivalents and restricted cash of RMB574.7 million, RMB622.8 million and RMB813.2 million (US$117.9 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

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

The restricted net assets of our PRC subsidiaries and VIEs amounted to RMB61.9 million, RMB112.6 million and RMB115.8 million (US$16.8 million) as of December 31, 2020, 2021 and 2022, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB871.4 million, RMB1,022.0 million and RMB748.4 million (US$108.5 million) as of December 31, 2020, 2021 and 2022, respectively.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	185,196	308,968	(284,169)	(41,202)
Net cash (used in)/provided by investing activities	(433,083)	(265,321)	314,547	45,604
Net cash (used in)/provided by financing activities	(146,375)	17,133	113,563	16,465
Effect of exchange rate changes on cash and cash equivalents	(34,034)	(12,703)	46,482	6,739
Net (decrease)/increase in cash and cash equivalents and restricted cash	(428,296)	48,077	190,423	27,606
Cash and cash equivalents and restricted cash at the beginning of the year	1,003,005	574,709	622,786	90,295
Cash and cash equivalents and restricted cash at the end of the year	574,709	622,786	813,209	117,901

Operating activities

Net cash used in operating activities was RMB284.2 million (US$41.2 million) in 2022. The difference between net cash used in operating activities and our net loss of RMB282.6 million (US$41.0 million) was primarily due to RMB210.7 million used for working capital, partially offset by the adjustment of RMB88.5 million in depreciation and amortization, RMB 53.0 million in allowance for doubtful accounts, and RMB32.8 million in inventory write-down.

Net cash provided by operating activities was RMB309.0 million in 2021. The difference between net cash provided by operating activities and our net income of RMB88.9 million was primarily due to changes in working capital of RMB94.6 million, and the adjustment of RMB72.1 million in depreciation and amortization and RMB47.4 million in share-based compensation. The changes in working capital were mainly due to a decrease in accounts receivable from a related party of RMB287.7 million, a decrease in accounts and notes receivable from related parties of RMB99.9 million and an increase in accounts and notes payable of RMB67.7 million, partially offset by an increase in inventories of RMB145.1 million, a decrease in amounts due to related parties of RMB118.8 million and an increase in prepaid expenses and other current assets of RMB76.2 million.

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

Investing activities

Net cash provided by investing activities was RMB314.5 million (US$45.6 million) in 2022, mainly as a result of RMB983.9 million received from the maturity of short-term investments, partially offset by RMB348.0 million used for the purchase of short-term investments, RMB195.6 million used for the purchase of equipment and RMB171.5 million used for the placement of short-term deposits.

We used RMB265.3 million in investing activities in 2021, mainly as a result of RMB1.8 billion used for the purchase of short-term investments, RMB164.8 million used for placement of short-term deposits and RMB99.4 million used for the purchase of equipment, partially offset by RMB1.7 billion from the maturity of short-term investments.

We used RMB433.1 million in investing activities in 2020, mainly as a result of RMB3,256.2 million used for the purchase of short-term investments and RMB215.6 million used for placement of short-term deposit, partially offset by RMB2,874.2 million from the maturity of short-term investments and RMB215.0 million from maturities of short-term deposits.

Financing activities

Net cash provided by financing activities was RMB113.6 million (US$16.5 million) in 2022, mainly as a result of RMB118.7 million proceed from borrowing, partially offset by RMB8.0 million used in repurchases of ordinary shares.

Net cash provided by financing activities was RMB17.1 million in 2021, mainly as a result of proceeds from borrowing of RMB16.1 million and proceeds from exercise of vested share options of RMB12.9 million, partially offset by a spending on the repurchase of our ordinary shares of RMB12.1 million.

Net cash used in financing activities was RMB146.4 million in 2020, mainly as a result of RMB95.9 million payback of short-term borrowing, RMB54.6 million used in repurchases of ordinary shares, partially offset by proceeds from exercise of vested share options of RMB6.6 million.

Working capital turnover

Inventories

Our inventory consists of finished products and raw materials. As of December 31, 2020, 2021 and 2022, our inventory was RMB439.4 million, RMB576.4 million and RMB 502.3 million (US$72.8 million), respectively. Our inventory turnover days was 33 days, 45 days and 79 days for the years ended December 31, 2020, 2021 and 2022, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of allowance for doubtful accounts, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts and notes receivable

Our accounts and notes receivable represent primarily accounts receivable from Xiaomi as well as accounts and notes receivable from third parties. As of December 31, 2020, 2021 and 2022, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB1,036.4 million, RMB623.3 million and RMB602.1 million (US$87.3 million), respectively. Our total accounts and notes receivable as of December 31, 2022 included RMB360.5 million (US$52.3 million) from Xiaomi and RMB130.2 million (US$18.9 million) from two e-commerce platforms. Our accounts and notes receivable turnover days were 65 days, 57 days and 69 days for the years ended December 31, 2020, 2021 and 2022, respectively. Accounts and notes receivable turnover days for a given period are equal to average of the balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2020, 2021 and 2022, our accounts and notes payable were RMB1,001.4 million, RMB1,069.1 million and RMB844.1 million (US$122.4 million), respectively. Our accounts and notes payable turnover days were 80 days, 92 days and 140 days for the years ended December 31, 2020, 2021 and 2022, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, contractual obligations and capital commitments.

Cash flow in connection with capital expenditures amounted to RMB50.4 million, RMB110.2 million and RMB200.0 million (US$29.0 million) in the years ended December 31, 2020, 2021 and 2022, respectively. These capital expenditures are incurred primarily in connection with the purchase of property and equipment, intangible assets, the construction of Viomi IoT Technology Park and other long-term assets. Our capital expenditures may increase in the future as our product offerings continue to expand and diversify and as we continue to construct the Viomi IoT Technology Park. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and cash flow generated from our operating activities.

Our contractual obligations mainly represent operating lease obligations, which consist of the commitments under the lease agreements for our office premises and several factories. The following table sets forth our contractual obligations as of December 31, 2022.

	Payment Due by Period
		Less than			More than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

	(RMB in thousands)
Operating lease obligation(1)	16,975	13,103	3,872	—	—

Note:

(1)Operating lease obligation consist of the commitments under the lease agreements for our office premises and several factories.

As of December 31, 2022, we had RMB89.0 million outstanding capital commitments, which are mainly related to the construction of Viomi IoT Technology Park.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our revenue is primarily derived from (i) IoT @ Home portfolio including sweeper robots, air conditioning systems and other smart devices, (ii) home water solutions, which are composed of smart water purification systems, (iii) consumable products complementary to our IoT-enabled smart home products, such as water purifier filters, and (iv) small appliances and others refer to the value-added businesses.

Sales to Xiaomi

During 2020 to 2022, we generated a substantial portion of our revenues from sales of products to Xiaomi.

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

The following table sets forth the fair values of our ordinary shares estimated for the dates indicated.

		Discount of Lack
	Fair Value	of Marketability
Date of Valuation	Per Share (US$)	(DLOM)	Discount Rate
July 1 and 2, 2016	0.51	30%	18.3%
January 1, 2017	0.76	30%	17.2%
April 1, 2017	0.81	30%	17.0%
July 1, 2017	1.21	20%	15.6%
December 24, 2017	1.59	20%	15.5%
December 31, 2017	1.60	20%	15.5%
January 2, 2018	1.61	20%	15.5%
March 21, 2018	3.17	10%	14.8%
March 31, 2018	3.19	10%	14.8%
April 1, 2018	3.15	10%	14.8%
August 23, 2018	3.30	10%	14.3%

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

The determined fair value of our ordinary shares increased from US$1.60 per share as of December 31, 2017 to US$3.30 per share as of August 23, 2018. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

●	Two types of our products won the 2018 iF Product Design Award which contributed to a further increase of our products’ market recognition and thus increase in sales;
●	As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of December 31, 2017 to 10% as of August 23, 2018;

●	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate, in particular the impact for the several series of new products launched in March 2018, and better financial performance in the future due to the abovementioned developments; and
●	As a result of milestone events described above and the continuous growth of our business, the discount rate decreased from 15.5% as of December 31, 2017 to 14.3% as of August 23, 2018.

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

In June 2018, our board of directors and shareholders approved the 2018 Share Incentive Plan. The maximum number of shares issuable under the 2018 Share Incentive Plan was 26,008,171 as of December 31, 2022.

We calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2020, 2021 and 2022 are summarized in the following table:

	2020	2021	2022
Risk-free interest rate	2.20%~3.30%	2.88%~3.19%	3.98%
Expected volatility	41.30%~43.62%	42.93%~43.41%	43.60%
Expected life of option (years)	10	10	10
Expected dividend yield	—	—	—
Fair value per ordinary share	US$1.04~US$1.47	US$0.84~US$2.25	US$0.12

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	48	Founder, Chairman of the Board of Directors and Chief Executive Officer
De Liu	49	Director
Jinling Zhang	51	Independent Director
Weijiang Wu	46	Independent Director
Jun Li	44	Independent Director

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

Mr. De Liu has served as our director since June 2018. Mr. Liu is one of the cofounders and a senior vice president of Xiaomi, where he is responsible for the organization department. He currently also serves as a director of Huami Corporation, a NYSE-listed company (NYSE: HMI). Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team. Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010.

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

B.	Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of approximately RMB2.9 million (US$0.4 million) in cash to our executive officers, and RMB1.1 million (US$0.2 million) to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2022, awards to purchase 4,657,859 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company after the completion of our initial public offering during the term of this Plan commencing, by (i) an amount equal to 1% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2022, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 26,008,171. As of December 31, 2022, awards to purchase 15,084,757 ordinary shares have been granted and are outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2022, the awards granted under the 2015 Plan and 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Share
	Underlying	Exercise Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Chen Xiaoping	*	1.1	May 6, 2020	April 1, 2030

Note:

*	Less than 1% of our total outstanding shares.

As of December 31, 2022, other employees as a group held outstanding options to purchase 18,742,616 ordinary shares of our company, at a weighted average exercise price of US$0.79 per share.

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

Audit Committee. Our audit committee consists of Ms. Jinling Zhang and Mr. Jun Li. Ms. Jinling Zhang is the chairman of our audit committee. We have determined that Ms. Jinling Zhang and Mr. Jun Li satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Ms. Jinling Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Ms. Jinling Zhang is the chairman of our compensation committee. We have determined that Ms. Jinling Zhang and Mr. Weijiang Wu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Mr. Xiaoping Chen is the chairman of our nominating and corporate governance committee. Ms. Jinling Zhang and Mr. Weijiang Wu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and approving the transfer of shares in our company, including the registration of such shares in our share register.

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

Board Diversity Matrix As of February 28, 2023
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	1	4	0	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.Employees

We had 916 employees as of December 31, 2022. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022:

As of
December 31,
Function:	2022
Research and development	342
Manufacturing	252
Sales and marketing	263
General administration	59
Total	916

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 207,301,316 ordinary shares outstanding, consisting of 104,446,766 Class A ordinary shares (excluding 19,129,815 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans) and 102,854,550 Class B ordinary shares outstanding as of February 28, 2023.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	% of total	% of
	Ordinary	Ordinary	ordinary	aggregate
	Shares	Shares	shares	voting power**
Directors and Executive Officers*:
Xiaoping Chen(1)	3,190,612	68,536,366	34.6%	60.8%
De Liu	—	—	—	—
Jinling Zhang
Weijiang Wu	—	—	—	—
Jun Li	—	—	—	—
All Directors and Executive Officers as a Group	3,190,612	68,536,366	34.6%	60.8%
Principal Shareholders:
Viomi Limited(2)	2,800,000	67,636,364	34.0%	59.9%
Shunwei Talent Limited(3)	32,111,364	—	15.5%	2.8%
Red Better Limited(4)	330,000	33,818,182	16.5%	29.9%

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

(1)	Represents (i) 2,800,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited, a British Virgin Islands company, and (ii) 900,002 Class B ordinary shares and 390,612 Class A ordinary shares in the form of ADS beneficially owned by certain employees. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen.
(2)	Represents 67,636,364 Class B ordinary shares and 2,800,000 Class A ordinary shares held by Viomi Limited, a British Virgin Islands company. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The registered address of Viomi Limited is NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.
(3)	Represents 32,111,364 Class A ordinary shares held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by Shunwei Talent Limited with SEC on February 9, 2021. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.
(4)	Represents 33,818,182 Class B ordinary shares and 330,000 Class A ordinary shares in the form of ADSs held by Red Better Limited, a British Virgin Islands liability limited company. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Red Better Limited with SEC on February 1, 2019. The address of Red Better Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Red Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

To our knowledge, as of February 28, 2023, 121,376,577 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of February 28, 2023, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

In 2022, revenues generated from sales to Xiaomi, predominantly comprising Xiaomi-branded products, was RMB1,403.4 million (US$203.5 million), accounting for 43.4% of our net revenues.

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

Transaction with Xiaomi

In 2022, we recorded RMB1,403.4 million (US$203.5 million) in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2022, the amount due from Xiaomi was RMB360.5 million (US$52.3 million).

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

We purchased RMB50.8 million, RMB33.8 million and RMB30.9 million (US$4.5 million) of products and services from Xiaomi in 2020, 2021 and 2022, respectively. We recognized RMB97.2 million, RMB106.9 million and RMB41.6 million (US$6.0 million) in commission fees and other expenses to Xiaomi in 2020, 2021 and 2022, respectively, which was incurred by selling our own self-branded products on Youpin.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and may register as a segregated portfolio company.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Exchange.”

E.Taxation

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

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons that acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	persons that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons that have a functional currency other than the U.S. dollar; or persons that actually or constructively own 10% or more of our stock (by vote or value).

Prospective investors should consult their tax advisors with respect to the U.S. federal, state, local, non-U.S. income and other tax considerations relevant to the ownership and disposition of our ADSs or ordinary shares in light of their particular circumstances.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, or organized in or under the law of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (B) that has validly elected to be treated as a United States person under the applicable Regulations.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon an analysis of our income and assets and the market value of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2022. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances in which our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

The discussion below under “—Distributions” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we are not and will not be classified as a PFIC for U.S. federal income tax purposes.

Distributions

The gross amounts of any distributions received by a U.S. Holder on our ADSs or ordinary shares (including any amount withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder (in the case of ordinary shares) or by the depositary (in the case of ADSs). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and ordinary shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs and ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market, so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

For U.S. foreign tax credit purposes, dividends received on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. As described in “—People’s Republic of China Taxation”, if we are deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any such PRC withholding taxes to the extent that such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Any gain or loss recognized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If, however, gains from the sale or other disposition of our ADSs or ordinary shares are subject to tax in the PRC as described in “—People’s Republic of China Taxation”, a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as PRC-source gains for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ADSs or ordinary shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

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

Distributions received by a U.S. Holder on our ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares will be treated as excess distributions. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable Regulations. The ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market, which is a qualified exchange for these purposes, and consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be available with respect to our ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any taxable year in which a U.S. Holder holds our ordinary shares, such holder will generally be subject to the excess distribution regime discussed above.

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

U.S. Holders that own our ADSs or ordinary shares during any taxable year for which we are a PFIC will generally be required to make an annual filing with the IRS regarding their ownership of such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax consequences relevant to the ownership and disposition of our ADSs or ordinary shares if we were, are, or become a PFIC, including the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ADSs AND ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

J. Annual Report to Security Holder

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.5%, 0.9% and 2% in 2020, 2021 and 2022, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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
●
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Our ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2022, we did not receive reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer, who is also our principal financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered accounting firm, identified the following material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2022.

During the audit of the Company’s consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, material weaknesses were identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures.

During the audit of the Company’s consolidated financial statements for the year ended December 31, 2022 and after we issued the press release to report our unaudited financial results for the fourth quarter and the full year of 2022, as furnished to the SEC as Exhibit 99.1 on our current report on Form 6-K (File No.: 001-38649) on March 27, 2023, adjustments were made to correct the balances of prepaid expenses and other current assets, accounts and notes payable, and accrued expenses and other liabilities, each as of December 31, 2022, due to the adjustments on the amounts of input VAT deductible and VAT payable. Please refer to “Item 3. Key Information—A. Selected Financial Data—Our Selected Consolidated Financial Data” for details. Due to such adjustments, our management assessed and identified material weaknesses related to (i) operating deficiency in the control relating to the preparation and checking of the input VAT calculation, and (ii) lack of effective financial statement review so as to detect material misstatement in the Company’s consolidated financial statements.

To remedy identified material weaknesses in internal control over financial reporting, we are in the process of implementing several measures, including:

●	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;
●	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements;
●	establishing an internal control and compliance department and hiring additional compliance staff and perform internal audit and evaluation of internal controls from time to time;
●	enhancing U.S. GAAP accounting manual to provide accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP, SEC rules and relevant requirements;
●	establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; and enhancing our company’s monitoring controls over financial reporting, including additional review our company’s head of finance, and other senior financial staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; and
●	enhancing and improving our internal control in relation to financial statement review process by increasing the precision level of the review, and the internal controls in relation to preparation and checking of calculation and supporting schedules for financial statements preparation.

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

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.235 billion in revenues for fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. Therefore, no attestation report by our registered public accounting firm regarding our internal control is included in this annual report.

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

During the audit of the Company’s consolidated financial statements for the year ended December 31, 2022 and after we issued the press release to report our unaudited financial results for the fourth quarter and the full year of 2022, as furnished to the SEC as Exhibit 99.1 on our current report on Form 6-K (File No.: 001-38649) on March 27, 2023, adjustments were made to correct the balances of prepaid expenses and other current assets, accounts and notes payable, and accrued expenses and other liabilities, each as of December 31, 2022, due to the adjustments on the amounts of input VAT deductible after we issued our press release to announce 2022 result as furnished in the Form 6-K on Mar 27, 2023. Please refer to “Item 3. Key Information—A. Selected Financial Data—Our Selected Consolidated Financial Data” for details. Our management assessed such adjustments and identified material weaknesses related to (i) operating deficiency in the control relating to the preparation and checking of the input VAT calculation, and (ii) lack of effective financial statement review so as to detect material misstatement in the Company’s consolidated financial statements.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Jinling Zhang, a member of our audit committee and independent director (under the standards set forth in Rule5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August, 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.viomi.com/.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	6,850	6,150

Notes:

(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statement.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

On October 25, 2022, our board of directors approved a share repurchase program whereby we are authorized to repurchase up to US$10 million worth of our company’s Class A ordinary share in the form of ADS over the twelve-month period ended October 24, 2023. The share repurchase program was publicly announced on October 25, 2022.

The following table sets forth a summary of our repurchase of the ADSs under the share repurchase plans described in the paragraph above since their respective announcement till December 31, 2022. All shares were repurchased in the open market pursuant to the share repurchase plans.

			Total Number	Approximate
			of ADSs	Dollar value of
			Purchased as	ADSs that
	Total Number	Average Price	Part of the	May Yet Be
	of ADSs	Paid per	Publicly	Purchased Under
Period	Purchased	ADS	Announced Plans	the Plans
April 2020	254,848	$5.1818	254,848	$8,679,416
May 2020	113,763	$5.9236	113,763	$8,005,534
June 2020	6,005	$4.9882	6,005	$7,975,579
August 2020	10,877	$5.8478	10,877	$7,911,973
September 2020	447,531	$5.8498	447,531	$5,294,023
October 2020	220,839	$5.9240	220,839	$3,985,773
December 2020	356,860	$5.5894	356,860	$1,991,130
December 2021	665,990	$2.8299	665,990	$8,115,286
January 2022	12,000	$2.4662	12,000	$9,970,406
April 2022	174,326	$1.8034	174,326	$9,656,017
June 2022	348,668	$1.6907	348,668	$9,066,537
July 2022	41,088	$1.8354	41,088	$8,991,124
December 2022	188,441	$1.0005	188,441	$9,811,471

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

In May 2022, Viomi Technology Co., Ltd was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021.

To the best of our knowledge, no governmental entities in the Cayman Islands own shares of Viomi Technology Co., Ltd, and no governmental entities in China own shares of any of the consolidated variable interest entities in China, as of the date of this annual report.

The governmental entities in China does not have a controlling financial interest in our company or any of the consolidated variable interest entities as of the date of this annual report.

None of the members of the board of directors of our company or our operating entities, including the consolidated variable interest entities, is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or the consolidated variable interest entities contains any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Viomi Technology Co., Ltd and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.EXHIBITS

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
4.5

English translation of executed form of shareholder voting proxy agreement among  a VIE of the Registrant,  its shareholders and the WFOE I of the Registrant as currently in effect,  and a schedule of all executed shareholder voting proxy agreements  adopting  the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.5 to  the Form F-1 filed on August 28,  2018 (File No. 333-227063))

4.6

English translation of executed form of equity pledge agreement among  a VIE of the Registrant,  its shareholders,  and the WFOE I of the Registrant,  as currently in effect,  and a schedule of all executed equity pledge agreements adopting  the same  form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on August 28,  2018 (File No. 333-227063))

4.7

English translation of executed form of exclusive consultation and service agreement between a VIE and the WFOE I of the Registrant,  as currently in effect,  and a schedule of all executed exclusive consultation and service agreements adopting  the  same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Form F-1  filed on August 28,  2018 (File No. 333-227063))

4.8

English translation of executed form of exclusive option agreement among  a VIE of the Registrant,  its shareholders,  and the WFOE I of the Registrant,  as currently in effect,  and a schedule of all executed exclusive option agreements adopting  the  same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Form F-1  filed on August 28,  2018 (File No. 333-227063))

4.9

English translation of executed form of spousal consent letter of the spouse of Mr. Xiaoping  Chen as an individual shareholder of a VIE of the Registrant,  as currently in effect,  and a schedule of all executed spousal consent letters adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on August 28,  2018 (File No. 333-227063))

4.10

English Translation of Business Cooperation Agreement between Foshan Viomi and Xiaomi dated September 10, 2021 (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 27, 2022 (File No. 001-38649))

4.11

English Translation of Termination Agreement between WFOE I,  Xiaoping  Chen and Foshan Viomi dated April 28,  2020 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26,  2021 (File No. 001-38649))

4.12

English translation of the Shareholder Voting  Proxy Agreement among  Foshan Viomi,  its shareholders and WFOE II on April 28,  2020 (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26,  2021 (File No. 001-38649))

4.13

English translation of the Equity Pledge Agreement among  Foshan Viomi,  its shareholders,  and WFOE II on April 28,  2020 (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26,  2021 (File No. 001-38649))

4.14

English translation of the Exclusive Consultation and Service Agreement between Foshan Viomi and WFOE II on April 28, 2020 (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26,  2021 (File No. 001-38649))

4.15

English translation of the Exclusive Option Agreement among  Foshan Viomi,  its shareholders and WFOE II on April 28, 2020 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 26,  2021 (File No. 001-38649))

4.16

English translation of the Spousal Consent Letter of the spouse of Mr. Xiaoping  Chen as an individual shareholder of Foshan Viomi on April 28,  2020 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 26,  2021 (File No. 001-38649))

4.17

English translation of the Agreement on the Investment in Development and Construction of Plot 3 on the Licun Section of Industrial Avenue Subordinate to Licun Village Committee,  Lunjiao Sub-district Office,  Shunde District among  Center for Land Development,  Lunjiao Sub-district Office,  Shunde District,  Foshan City and WFOE II on June 1,  2020 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 26,  2021 (File No. 001-38649))

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

Date:April 25, 2023

VIOMI TECHNOLOGY CO., LTD

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 25, 2023

We have served as the Company’s auditor since 2018.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	586,955	737,139	106,875
Restricted cash	35,831	76,070	11,029
Short-term deposits	—	171,541	24,871
Short-term investments	828,867	197,058	28,571
Accounts and notes receivable from third parties (net of allowance of RMB34,385 and RMB87,563 as of December 31, 2021 and 2022, respectively)	302,336	241,652	35,036
Accounts receivable from a related party (net of allowance of RMB368 and RMB272 as of December 31, 2021 and 2022, respectively)	320,939	360,497	52,267
Other receivables from related parties (net of allowance of RMB104 and RMB19 as of December 31, 2021 and 2022, respectively)	88,367	25,021	3,628
Inventories	576,351	502,291	72,825
Prepaid expenses and other current assets	156,127	183,708	26,636
Long-term deposits-current portion	50,000	—	—
Total current assets	2,945,773	2,494,977	361,738
Non-current assets
Prepaid expenses and other non-current assets	27,321	22,856	3,314
Property, plant and equipment, net	145,993	236,432	34,279
Deferred tax assets	35,304	12,660	1,836
Intangible assets, net	12,176	13,671	1,982
Right-of-use assets, net	18,425	14,649	2,124
Land use rights, net	61,722	60,449	8,764
Long-term deposits-non-current portion	30,000	30,000	4,350
Total non-current assets	330,941	390,717	56,649
Total assets	3,276,714	2,885,694	418,387
Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of RMB545,966 and RMB377,839 as of December 31, 2021 and 2022, respectively)	1,069,108	844,058	122,377
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB89,303 and RMB81,434 as of December 31, 2021 and 2022, respectively)	99,632	118,369	17,162
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB5,415 and RMB11,548 as of December 31, 2021 and 2022, respectively)	5,415	11,548	1,674
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB284,830 and RMB223,080 as of December 31, 2021 and 2022, respectively)	365,718	308,845	44,778
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Company of RMB16,231 and RMB16,151 as of December 31, 2021 and 2022, respectively)	43,343	16,674	2,418
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB6,988 and RMB4,138 as of December 31, 2021 and 2022, respectively)	11,312	7,233	1,049
Long-term borrowing-current portion	—	20,215	2,931
Total current liabilities	1,594,528	1,326,942	192,389
Non-current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB7,558 and RMB8,245 as of December 31, 2021 and 2022, respectively)	7,558	8,245	1,196
Long-term borrowing	16,105	114,552	16,608
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of RMB4,751 and RMB6,040 as of December 31, 2021 and 2022, respectively)	7,596	6,792	985
Total non-current liabilities	31,259	129,589	18,789
Total liabilities	1,625,787	1,456,531	211,178
Commitments and contingencies (Note 21)
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 105,516,779 and 104,539,463 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,214,547 and 102,854,550 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	6	6	1
Treasury stock	(66,668)	(74,703)	(10,831)
Additional paid-in capital	1,337,281	1,357,397	196,804
Retained earnings	449,900	174,385	25,283
Accumulated other comprehensive loss	(73,120)	(24,335)	(3,528)
Total equity attributable to shareholders of Viomi Technology Co., Ltd (the “Company”)	1,647,405	1,432,756	207,730
Non-controlling interests	3,522	(3,593)	(521)
Total shareholders’ equity	1,650,927	1,429,163	207,209
Total liabilities and shareholders’ equity	3,276,714	2,885,694	418,387

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues:
A related party	2,889,441	2,295,569	1,403,354	203,467
Third parties	2,936,183	3,008,266	1,829,377	265,235
Total net revenues	5,825,624	5,303,835	3,232,731	468,702
Cost of revenues	(4,742,668)	(4,105,767)	(2,495,638)	(361,834)
Gross profit	1,082,956	1,198,068	737,093	106,868
Operating expenses (1):
Research and development expenses	(265,680)	(311,786)	(299,950)	(43,489)
Selling and marketing expenses	(597,176)	(751,011)	(614,887)	(89,150)
General and administrative expenses	(68,914)	(97,730)	(121,702)	(17,645)
Total operating expenses	(931,770)	(1,160,527)	(1,036,539)	(150,284)
Other income, net	32,795	27,128	22,135	3,209
Income (loss) from operations	183,981	64,669	(277,311)	(40,207)
Interest income and short-term investment income, net	31,968	28,589	10,368	1,503
Other non-operating income	1,818	1,372	2,487	361
Income (loss) before income tax expenses	217,767	94,630	(264,456)	(38,343)
Income tax expenses	(43,321)	(5,739)	(18,174)	(2,635)
Net income (loss)	174,446	88,891	(282,630)	(40,978)
Less: Net income (loss) attributable to the non-controlling interest shareholders	1,122	286	(7,115)	(1,032)
Net income (loss) attributable to ordinary shareholders of the Company	173,324	88,605	(275,515)	(39,946)
Net income (loss) attributable to the Company	173,324	88,605	(275,515)	(39,946)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(40,239)	(13,736)	48,785	7,073
Total comprehensive income (loss) attributable to the Company	133,085	74,869	(226,730)	(32,873)
Net income (loss) per share attributable to ordinary shareholders of the Company:
-Basic	0.83	0.42	(1.32)	(0.19)
-Diluted	0.80	0.40	(1.32)	(0.19)
Weighted average number of ordinary shares used in calculating net income per share
-Basic	208,812,049	209,551,821	208,341,011	208,341,011
-Diluted	215,623,773	220,735,997	208,341,011	208,341,011

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – CONTINUED

(Amounts in thousands, except shares, ADS, per share and per ADS data)

(1)	Share-based compensation was allocated in operating expenses as follows:

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2(e))
Research and development expenses	49,996	32,609	14,645	2,123
Selling and marketing expenses	10,904	5,666	500	72
General and administrative expenses	11,303	9,130	4,415	640

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

									Accumulated	Total Equity
					Additional				Other	Attributable	Non-	Total
	Class A ordinary shares		Class B ordinary shares		Paid-in	Treasury stock		Retained	Comprehensive	to Shareholders	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	(Loss) Income	of the Company	Interest	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	98,444,732	6	110,850,000	6	1,192,332	—	—	195,596	(19,145)	1,368,795	5,652	1,374,447
Adoption of ASC 326	—	—	—	—	—	—	—	(2,405)	—	(2,405)	—	(2,405)
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	173,324	—	173,324	1,122	174,446
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	72,203	—	—	—	—	72,203	—	72,203
Class B ordinary shares converted to Class A ordinary shares	7,295,454	—	(7,295,454)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	2,655,669	—	—	—	8,989	—	—	—	—	8,989	—	8,989
Repurchase of shares	(4,232,169)	—	—	—	—	4,232,169	(54,600)	—	—	(54,600)	—	(54,600)
Purchase of non-controlling interests	—	—	—	—	1,016	—	—	—	—	1,016	(2,302)	(1,286)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,236)	(1,236)
Appropriation to statutory reserves	—	—	—	—	3,464	—	—	(3,464)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(40,239)	(40,239)	—	(40,239)
Balance as of December 31, 2020	104,163,686	6	103,554,546	6	1,278,004	4,232,169	(54,600)	363,051	(59,384)	1,527,083	3,236	1,530,319

Balance as of January 1, 2021	104,163,686	6	103,554,546	6	1,278,004	4,232,169	(54,600)	363,051	(59,384)	1,527,083	3,236	1,530,319
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	88,605	—	88,605	286	88,891
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	47,405	—	—	—	—	47,405	—	47,405
Class B ordinary shares converted to Class A ordinary shares	339,999	—	(339,999)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	3,011,064	—	—	—	9,941	—	—	—	—	9,941	—	9,941
Capital injection in a subsidiary from an investor	—	—	—	—	175	—	—	—	—	175	—	175
Repurchase of shares	(1,997,970)	—	—	—	—	1,997,970	(12,068)	—	—	(12,068)	—	(12,068)
Appropriation to statutory reserves	—	—	—	—	1,756	—	—	(1,756)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(13,736)	(13,736)	—	(13,736)
Balance as of December 31, 2021	105,516,779	6	103,214,547	6	1,337,281	6,230,139	(66,668)	449,900	(73,120)	1,647,405	3,522	1,650,927

Balance as of January 1, 2022	105,516,779	6	103,214,547	6	1,337,281	6,230,139	(66,668)	449,900	(73,120)	1,647,405	3,522	1,650,927
Net loss attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	(275,515)	—	(275,515)	(7,115)	(282,630)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	19,560	—	—	—	—	19,560	—	19,560
Class B ordinary shares converted to Class A ordinary shares	359,997	—	(359,997)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	956,256	—	—	—	556	—	—	—	—	556	—	556
Repurchase of shares	(2,293,569)	—	—	—	—	2,293,569	(8,035)	—	—	(8,035)	—	(8,035)
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	48,785	48,785	—	48,785
Balance as of December 31, 2022	104,539,463	6	102,854,550	6	1,357,397	8,523,708	(74,703)	174,385	(24,335)	1,432,756	(3,593)	1,429,163

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income (loss)	174,446	88,891	(282,630)	(40,978)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,271	72,148	88,494	12,830
Inventory write-down	22,577	8,103	32,846	4,762
Share-based compensation	72,203	47,405	19,560	2,836
Allowance for doubtful accounts	4,484	25,541	52,997	7,684
Deferred income tax (benefits) expenses	(1,492)	(21,115)	22,644	3,283
Investment income	(10,800)	(1,369)	(7,350)	(1,066)
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	(118,403)	99,877	7,505	1,088
Accounts receivable from a related party	98,792	287,690	(39,462)	(5,721)
Inventories	(43,937)	(145,079)	41,214	5,975
Prepaid expenses and other current assets	(23,543)	(76,193)	(25,710)	(3,728)
Other receivables from related parties	(64,103)	(266)	63,432	9,197
Amounts due to related parties	99,086	(118,777)	6,133	889
Interest received relating to the investment income recognized in previous year	8,089	2,785	3,243	470
Accounts and notes payable	(41,788)	67,737	(225,050)	(32,629)
Advances from customers	9,463	(12,981)	18,737	2,717
Income tax payables	17,440	(7,619)	(26,669)	(3,867)
Accrued expenses and other liabilities	421	3,202	(29,220)	(4,236)
Lease liabilities	(8,392)	(11,012)	(4,883)	(708)
Purchase of a land use right	(63,618)	—	—	—
Net cash provided by (used in) operating activities	185,196	308,968	(284,169)	(41,202)
Cash flows from investing activities
Purchase of equipment	(47,509)	(99,448)	(195,555)	(28,353)
Purchase of lease hold improvement	(569)	(3,991)	—	—
Purchase of intangible assets	(2,365)	(6,733)	(4,405)	(639)
Purchase of short-term investments	(3,256,151)	(1,796,620)	(347,971)	(50,451)
Maturity of short-term investments	2,874,162	1,663,489	983,887	142,650
Disposal of property and equipment	—	—	132	19
Placement of short-term deposits	(215,630)	(164,761)	(171,541)	(24,871)
Maturities of short-term deposits	214,979	162,743	—	—
Placement of long-term deposits	—	(30,000)	—	—
Maturities of long-term deposits	—	10,000	50,000	7,249
Proceeds from disposal of property and equipment	—	—	—	—
Net cash (used in) provided by investing activities	(433,083)	(265,321)	314,547	45,604
Cash flows from financing activities
Proceeds from exercise of vested share options	6,615	12,920	2,936	426
(Repayment) receipt of borrowing	(95,868)	16,106	118,662	17,204
Capital injection in subsidiaries from non-controlling shareholders or investors	—	175	—	—
Purchase of non-controlling interests	(1,286)	—	—	—
Repurchase of ordinary shares	(54,600)	(12,068)	(8,035)	(1,165)
Dividends paid by non-wholly owned subsidiaries to non-controlling interests	(1,236)	—	—	—
Net cash (used in) provided by financing activities	(146,375)	17,133	113,563	16,465
Effect of exchange rate changes on cash and cash equivalents	(34,034)	(12,703)	46,482	6,739
Net (decrease) increase in cash and cash equivalents and restricted cash	(428,296)	48,077	190,423	27,606
Cash and cash equivalents and restricted cash at the beginning of the year	1,003,005	574,709	622,786	90,295
Cash and cash equivalents and restricted cash at the end of the year	574,709	622,786	813,209	117,901
Including:
Cash and cash equivalents at the end of the year	504,108	586,955	737,139	106,875
Restricted cash at the end of the year	70,601	35,831	76,070	11,029
Supplemental disclosures of cash flow information:
Cash paid for income tax	(27,373)	(34,446)	(22,802)	(3,306)
Cash paid for interest expense, net of amounts capitalized	(76)	—	—	—
Acquisition of equipment in form of other payable	15,624	60,507	16,075	2,331

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

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

(a)History and Reorganization

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

In November 2020, the Group entered into an agreement with Sunglow Wealth HK Limited (“Sunglow”) to sell 1% of equity interests of Guangdong Lizi Technology Co. Ltd. (“Guangdong Lizi”) for a consideration of RMB175. Meanwhile, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021. The Group therefore did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2021.The situation did not change in 2022.

As of December 31, 2022, details of the Company’s principal subsidiaries and VIEs were as follows:

			Percentage of
	Place of	Date of	beneficial	Principal
	incorporation	incorporation	ownership	activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 15, 2015	100%	Investment holding
Codream HK	Hong Kong	August 20, 2019	100%	Investment holding
Yunmi Hulian	PRC	December 9, 2019	100%	Investment holding
Zhumeng Hulian	PRC	October 14, 2020	100%	Investment holding
Guangdong Lizi	PRC	July 26, 2018	100%	Home appliance development and sales
Guangzhou interconnect Technology Co., Ltd.	PRC	December 7, 2020	100%	Home appliance development and sales
VIEs:
Foshan Viomi	PRC	May 6, 2014	100%	Home appliance development and sales
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business
Subsidiaries of Foshan Viomi:
Guangdong AI Touch Technology Co., Ltd. (“AI Touch”)	PRC	January 30, 2019	VIE’s subsidiary	Home appliance development and sales
Foshan Xiaoxian Hulian Electric Appliances Technology Co., Ltd. (“Foshan Xiaoxian”)	PRC	October 12, 2016	VIE’s subsidiary	Home appliance development and sales

(b)Dual Classes Ordinary Shares and Initial Public Offering

On September 25, 2018, the Company completed its IPO on the NASDAQ Global Market in the United States of America. In this offering, 11,400,000 American Depositary Shares (“ADSs”), representing 34,200,000 Class A ordinary shares, were issued and sold to the public at a price of US$9.00 per ADS.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(b)Dual Classes Ordinary Shares and Initial Public Offering (Continued)

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Management therefore concluded that the Company, through its PRC subsidiary and the above contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements among its subsidiaries, their VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit Lequan and Yunmi Hulian’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;
●	limit the Group’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;
●	impose additional conditions or requirements with which the Group may not be able to comply;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business or
●	require the Company or the Company’s PRC subsidiary or VIEs to restructure the relevant ownership structure or operations.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

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

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	353,554	335,476
Short-term investments	820,344	189,275
Accounts receivable from third parties (net of allowance of RMB27,009 and RMB72,193 as of December 31, 2021 and 2022, respectively)	204,769	150,686
Accounts receivable from a related party (net of allowance of RMB368 and RMB272 as of December 31, 2021 and 2022, respectively)	320,939	360,497
Amount due from Group companies	232,203	707,458
Inventories	362,385	281,649
Other assets	383,569	427,598
Total assets	2,677,763	2,452,639
Accounts and notes payable	545,966	377,839
Amount due to Group companies	824,304	1,043,056
Accrued expenses and other liabilities	292,388	231,325
Other liabilities	122,508	119,311
Total liabilities	1,785,166	1,771,531

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue from Group companies (1)	25,994	131,379	220,607
Revenue from a related party and third parties	5,790,475	4,859,414	2,805,557

Cost from Group companies	214,289	1,291,468	49,359
Cost from a related party and third parties	4,556,588	2,870,809	2,355,718

Net income/(loss)	152,908	(60,908)	(237,517)

Net cash used in operating activities with Group companies	(162,243)	(794,936)	(958,297)
Net cash provided by operating activities with third parities	218,030	1,248,860	537,068
Net cash (used in)/provided by investing activities with Group companies	(30,404)	(83,325)	7,280
Net cash (used in)/provided by investing activities with third parties	(490,270)	(233,934)	461,320
Net cash provided by/(used in) financing activities with Group companies	154,557	(156,406)	(60,361)
Net cash (used in)/provided by financing activities with third parties	(98,390)	—	—

(1)	Inter-company revenues between VIEs and other subsidiaries

VIEs sell certain products to other subsidiaries. For the years ended 31 December, 2020, 2021 and 2022, the inter-company sales recognized by VIEs to Equity subsidiaries are RMB12.6 million, RMB131.3 million and RMB195.8 million, respectively. And the inter-company sales recognized by VIEs to Primary beneficiaries of VIEs and their subsidiaries for the year ended 31 December, 2020, 2021 and 2022 are RMB13.4 million, RMB0.1 million and RMB24.8 million, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiaries. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Foreign currency translation (Continued)

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.8972 on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Revenue recognition (Continued)

The Group’s revenue is primarily derived from (i) IoT @ Home portfolio including sweeper robots, air conditioning systems and other smart devices, (ii) Home water solutions, which are composed of smart water purification systems, (iii) consumable products complementary to the Group’s IoT smart home products, such as water purifier filters, (iv) Small appliances and others refer to the value-added businesses. Refer to Note 13 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2020, 2021 and 2022.

1)	The Group conducts its business through various contractual arrangements, the following table disaggregates the Group’s revenue by type of contract for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sales to Xiaomi	2,889,441	2,295,569	1,403,354
—Xiaomi-branded products	2,560,787	2,021,117	1,154,689
—Viomi-branded products	326,114	274,452	248,665
—Rendering of services	2,540	—	—
Sales to third-party customers	2,936,183	3,008,266	1,829,377
	5,825,624	5,303,835	3,232,731

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

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. Water purifiers products were previously entitled to second instalment payments but second instalment payment arrangement has stopped for water purifiers products since the first quarter of 2020. For the years ended December 31, 2020, 2021 and 2022, net revenues earned from second installment payment arrangement represented 3.8%, 2.0% and 2.8% of total revenue from Xiaomi, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

-  Sales to leading e-commerce platforms and offline experience stores

Pursuant to the contracts between the Group and the leading e-commerce platforms/offline experience stores (“e-commerce platforms and stores”), the e-commerce platforms and stores have legal title and physical possession of the products upon acceptance and they would bear the risk of loss due to physical damage before the products are transferred and accepted by end customers. The e-commerce platforms and stores are responsible for delivering the products to end customers and can direct the use of the products and obtain the remaining benefits from the products by reselling the products. The e-commerce platforms and stores have flexibility in determining the retail sales price within relatively broad price range set by the Group. Based on these indicators, the Group determined the e-commerce platforms and stores (as opposed to the end customers) as its customers according to ASC 606-10-55-39. The Group recognizes revenue equal to the sales price to the e-commerce platforms and stores when control of the inventory is transferred.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

-  Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 45 days or 60 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 or 60 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. For the years ended December 31, 2020, 2021 and 2022, the expected sales return was RMB6,820, RMB5,593 and RMB2,351. Accordingly the Group recognizes an expected return asset of RMB4,106, RMB3,189 and RMB1,350, and a refund liability of RMB7,707, RMB6,320 and RMB2,656 as of December 31, 2020, 2021 and 2022, respectively. The Group would update its estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. The Group would assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired. Further, the Group might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to the Group by the e-commerce platforms. The Group evaluates each type of incentives or fees to be paid in accordance with ASC 606. Considering that the Group either does not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis, the Group reduces the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms.

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. For the years ended December 31, 2020, 2021 and 2022, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The opening balance of accounts receivable from these key customers as of January 1, 2021 was RMB 1,045,753. As of December 31, 2021 and 2022 accounts and notes receivable were RMB658,028 and RMB689,984, respectively. During the years ended December 31, 2021 and 2022, the Group recognized impairments, net of recoveries, for accounts receivable from customers amounted to RMB 25,446 and RMB53,082 respectively.

Contract liabilities consist of deferred revenue related to the Group’s provision of installation services and membership services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue as of January 1, 2021 was RMB5,719. As of December 31, 2021 and 2022, deferred revenue were RMB2,111 and RMB2,130, respectively. During the years ended December 31, 2020, 2021 and 2022, the Group recognized revenue of installation services amounted to RMB7,790, RMB5,719 and RMB3,154, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize approximately RMB1,966 and RMB164 of the unearned amount for the Group’s remaining performance obligations related to installation services and membership service in 2022, respectively. During the years ended December 31, 2020, 2021 and 2022, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB102,719, RMB173,642 and RMB187,417 for the years ended December 31, 2020, 2021 and 2022. The shipping expenses amounted to RMB247,417, RMB248,609 and RMB200,695 for the years ended December 31, 2020, 2021 and 2022, respectively.

(u)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

(v)	Government subsidies

Government subsidies represent tax refund and government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive income when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB33,674, RMB30,147 and RMB23,192 of subsidy income for the years ended December 31, 2020, 2021 and 2022, respectively.

(w)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB 10,571, RMB34,291 and RMB 21,465 for the years ended December 31, 2020, 2021 and 2022, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC(“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

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

During the years ended December 31, 2020, 2021, appropriations to statutory reserve funds amounted to RMB3,464, RMB1,756, respectively. There were no appropriations to statutory reserve funds during the year ended December 2022. Statutory reserve funds amounting to RMB12,517 and RMB 12,517 were recognized in additional paid-in capital as of December 31, 2021 and 2022, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors/CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns a great majority of the revenues from external customers attributed to the PRC.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ee)	Current expected credit losses (Continued)

The Group’s accounts and notes receivable and other receivables from related parties and third parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related accounts and notes receivable and other receivables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the year ended December 31, 2021 and 2022, the Group recorded expected credit loss of RMB25,541 and RMB52,997, respectively in general and administrative expenses. As of December 31, 2021 and 2022, the expected credit loss provision for the accounts and notes receivable and other receivables is RMB34,857 and RMB87,854 respectively. The increase is primarily due to an increase in the estimated allowance for accounts and notes receivables from a third party customer resulting from the significant deterioration of the collectability of receivables due from this customer in 2022.

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable and other receivables from related parties for the year ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	9,316	34,857
Current year provision	29,343	61,336
Reversals	(3,802)	(8,339)
Balance at end of the year	34,857	87,854

(ff)	Recently issued accounting pronouncements

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

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures – which preparers often find onerous to apply – no longer provide the same level of benefit to users. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ff)	Recently issued accounting pronouncements (Continued)

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

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

Concentration risk of accounts and notes receivable from third parties are presented as below:

	As of December 31,
	2021		2022
	RMB		RMB
Company A	161,785	54%	125,971	52%
Company B	37,776	12%	4,259	2%

Concentration risk of accounts receivable from a related party are presented as below:

	As of December 31,
	2021		2022
	RMB		RMB
Xiaomi	320,939	100%	360,497	100%

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.	CONCENTRATION AND RISKS (Continued)
(b)	Credit risk(Continued)

Concentration risk of other receivables from related parties are presented as below:

	As of December 31,
	2021		2022
	RMB		RMB
Xiaomi	88,367	100%	25,021	100%

(c)	Revenue concentration risk

	Year ended December 31,
	2020		2021		2022
	RMB		RMB		RMB
Xiaomi	2,889,441	50%	2,295,569	43%	1,403,354	43%

The revenue generated from Xiaomi included sale of both Xiaomi-branded and Viomi-branded products. Revenue from sale of Viomi-branded products amounted to RMB326,114, RMB274,452 and RMB248,665 for the years ended December 31, 2020, 2021 and 2022, respectively.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institution. Cash and cash equivalents balance as of December 31, 2021 and 2022 primarily consist of the following currencies:

	As of December 31, 2021		As of December 31, 2022
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	238,386	238,386	440,557	440,557
US$	54,671	348,569	42,584	296,582
Total		586,955		737,139

5.	RESTRICTED CASH

As of December 31, 2021 and 2022, the Group held restricted cash of RMB35,831 and RMB76,070 respectively in designated bank accounts, which were composed of the deposit required for issuing bank acceptance bills and the judicial frozen funds.

6.	SHORT-TERM INVESTMENTS

Short-term investments represent structured deposits with maturities of less than one year. Short-term investments balance as of December 31, 2021 and 2022 is denominated in RMB, amounted to RMB 828,867 and RMB 197,058 respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

7.	INVENTORIES

Inventories consisted of the followings:

	As of December 31,
	2021	2022
	RMB	RMB
Finished goods	422,627	309,239
Raw materials	153,724	193,052
Inventories	576,351	502,291

For the years ended December 31, 2020, 2021 and 2022, the Group recorded write-down of RMB22,577, RMB8,103 and RMB32,846 for obsolete inventories.

8.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
Advances to suppliers	106,666	139,306
Other receivables	48,322	44,697
Prepayment for equipment	18,493	15,976
Lease hold improvement	6,643	5,234
Expected return assets	3,189	1,351
Other current assets	135	—
Total	183,448	206,564
Less: non-current portion	(27,321)	(22,856)
Prepaid expenses and other assets-current portion	156,127	183,708

9.	LONG-TERM DEPOSITS

Long-term deposits balance as of December 31, 2021 and 2022 is denominated in RMB.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Construction in progress	76,440	166,480
Computers and equipment	185,776	266,085
Vehicle	508	759
Total	262,724	433,324
Less: accumulated depreciation	(116,731)	(196,892)
Property, plant and equipment, net	145,993	236,432

The Group had recorded depreciation expense of RMB42,470, RMB55,124 and RMB 80,161 for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment was recorded for the years ended December 31, 2020, 2021 and 2022.

11.	LAND USE RIGHTS, NET

In 2020, the Group obtained a land use right in Foshan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Land use rights	63,618	63,618
Less: Accumulated amortization	(1,896)	(3,169)
Land use right, net	61,722	60,449

The total amortization expense for the year ended December 31, 2021 and 2022 amounted to approximately RMB1,260 and RMB1,273.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Accrued payroll and welfare	95,816	76,468
Freight payable	68,197	29,533
Deposit from suppliers	27,483	36,909
Installation fee payables	18,957	6,609
Product warranty	28,796	28,292
Marketing and promotion expenses	25,709	47,124
Payment for purchase of property	17,647	16,075
Other tax payable	9,954	3,474
Professional fee payables	5,143	4,265
Refund liabilities	6,320	2,656
Other current liabilities	69,254	65,685
Total	373,276	317,090
Less: non-current portion	(7,558)	(8,245)
Accrued expenses and other liabilities-current portion	365,718	308,845

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2020	22,420
Provided during the year	76,845
Utilized during the year	(70,469)
Balance at December 31, 2021	28,796
Provided during the year	51,161
Utilized during the year	(51,665)
Balance at December 31, 2022	28,292

13.	REVENUE

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sales of product
- IoT @ Home portfolio	3,671,717	3,400,966	1,619,941
- Home water solutions	883,325	742,912	681,054
- Consumables	382,896	367,021	358,442
- Small appliances and other products	792,965	708,260	494,943
Total of sales of products	5,730,903	5,219,159	3,154,380
Rendering of services	94,721	84,676	78,351
Total	5,825,624	5,303,835	3,232,731

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2021 and 2022 are approximately RMB956,980 and RMB693,623, respectively. The Company does not intend to have any of its subsidiaries located in the PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2021 and 2022.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expenses	44,813	26,854	(4,470)
Deferred tax (benefit) expense	(1,492)	(21,115)	22,644
Income tax expenses	43,321	5,739	18,174

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income (loss) from operations in the PRC	200,941	89,126	(272,186)
Income from overseas entities	16,826	5,504	7,730
Income (loss) before income tax	217,767	94,630	(264,456)
Tax expense (benefit) at PRC enterprise income tax rate of 25%	54,442	23,658	(66,114)
Income tax on tax holiday(1)	(31,074)	(16,872)	6,310
Tax effect of permanent differences(2)	(16,895)	(28,303)	(30,550)
Change in valuation allowance(3)	29,780	22,153	107,603
Effect of share-based compensation	10,830	7,111	2,934
Effect of income tax in jurisdictions other than the PRC	(3,762)	(2,008)	(2,009)
Income tax expenses	43,321	5,739	18,174
(1)	The income tax on tax holidays represents the effect of preferential income tax rate enjoyed by Foshan Viomi, Guangdong Lizi and Yunmi Hulian. Foshan Viomi was qualified as an HNTE and enjoyed the beneficial tax rate of 15% for the three years ended December 31, 2020, 2021 and 2022. Foshan Viomi applied for HNTE qualification renewal in 2022, and obtained approval in December 2022. Guangdong Lizi applied for the HNTE qualification and obtained approval in December 2020. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2020 and should apply for HNTE qualification renewal in 2023. Yunmi Hulian applied for the HNTE qualification and obtained approval in December 2021. It is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2021 and should apply for HNTE qualification renewal in 2024.
(2)	The permanent book-tax differences mainly consisted of R&D super deductions.
(3)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance for the years ended December 31, 2020, 2021 and 2022 were provided for net operating loss carry forward of certain group entities which reported loss because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of their future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense (Continued)

The per share effect of the tax holidays are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net income per share effect – basic	0.14	0.02	0.06
Net income per share effect – diluted	0.13	0.02	0.06

Deferred tax assets and deferred tax liabilities

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued expenses and others	18,567	21,935
Net operating loss carry forwards	69,852	151,463
Inventories write downs	985	1,040
Deferred income	161	86
Total deferred tax assets	89,565	174,524
Less: valuation allowance	(54,261)	(161,864)
Deferred tax assets, net	35,304	12,660

Movement of valuation allowance

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	3,146	32,926	54,261
Provided	29,780	21,335	107,603
Balance at end of the year	32,926	54,261	161,864

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Upon the completion of the Company’s IPO in 2018, 34,200,000 Class A Ordinary Shares were issued and 18,181,818 Series A Preferred Shares have been converted into Class A Ordinary Shares.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As of December 31, 2021, the Company had 105,516,779 Class A Ordinary Shares and 103,214,547 Class B Ordinary Shares outstanding, respectively.

During the year ended December 31, 2022, 956,256 Class A Ordinary Shares were issued for the exercised share options. In addition, 359,997 Class B Ordinary Shares were converted into Class A Ordinary Shares. Moreover, 2,293,569 Class A Ordinary Shares were repurchased by the Group.

As of December 31, 2022, the Company had 104,539,463 Class A Ordinary Shares and 102,854,550 Class B Ordinary Shares outstanding, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Share-based compensation expenses
—Share options(a)	72,203	47,405	19,560

(a)	Share options

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

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan. As of December 31, 2022, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 26,008,171.

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

For the year ended December 31, 2022, the Company granted 1,010,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)
(a)	Share options (Continued)

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2021 and 2022 are summarized in the following table:

	Year ended December 31,
	2021	2022
Risk-free interest rate	2.88%~3.19%	3.98%
Expected volatility	42.93%~43.41%	43.60%
Expected life of option (years)	10	10
Expected dividend yield	—	—
Fair value per ordinary share	US$0.84~US$2.25	US$0.12

(1)	Risk-free interest rate

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)
(a)	Share options (Continued)

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

A summary of the stock option activity under the 2015 Share Incentive Plan and 2018 Share Incentive Plan for the years ended December 31, 2020, 2021 and 2022 is included in the table below.

			Weighted
			average
			remaining	Aggregate
	Number of	Weighted average	contractual	intrinsic
	options	exercise price (US$)	life (years)	value (US$)
Outstanding at January 31, 2020	11,365,268	0.44	7.59	17,737
Granted	19,175,500	0.86
Forfeited	(1,778,500)	0.60
Exercised	(2,655,669)	0.48
Outstanding at December 31, 2020	26,106,599	0.74	8.08	30,299
Granted	3,840,000	1.10
Forfeited	(4,709,197)	0.81
Exercised	(3,011,064)	0.43
Outstanding at December 31, 2021	22,226,338	0.80	7.41	26,813
Granted	1,010,000	1.10
Forfeited	(2,537,466)	0.98
Exercised	(956,256)	0.44
Outstanding at December 31, 2022	19,742,616	0.81	6.49	22,974
Exercisable as of December 31, 2022	10,650,023	0.63	5.54	13,640
Expected to vest as of December 31, 2022	8,212,534	1.01	7.59	8,475

The weighted average grant date fair value of options granted for the years ended December 31, 2021 and 2022 was RMB11.56 (US$1.73) and RMB7.66 (US$1.1) per option, respectively.

As of December 31, 2021 and 2022, there was RMB53,652 and RMB21,025 of unrecognized compensation expenses related to the options, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION (Continued)
(b)	Restricted shares to an investee

As described in note 1, the Group established Guangdong Lizi in July 2018 as a subsidiary of the Company. In November 2020, following the Group’s restructuring plan on its water purifiers business, the Group entered into an agreement with Sunglow to sell 1% of equity interest of Guangdong Lizi for a consideration of RMB175. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021.

Under the requirement of ASC 718, the Group should recognize share-based compensation if there is a difference between the fair value of Guangdong Lizi’s 1% of equity interest and the consideration paid up by Sunglow on the date of capital injection. The Group calculated the estimated fair value of the options on the respective grant dates using the discounted cash flow model.

As of December 31, 2022, there were RMB10,284 of unrecognized compensation expenses related to restricted shares granted to Sunglow for which the performance conditions had not been met and are expected to be recognized when the performance conditions are achieved under the requirement of ASC 718.

17.	NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income (loss) attributable to ordinary shareholders of the Company	173,324	88,605	(275,515)

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	208,812,049	209,551,821	208,341,011
Dilutive effect of share options	6,811,724	11,184,176	—
Denominator for diluted calculation	215,623,773	220,735,997	208,341,011

Basic net income (loss) per ordinary share	0.83	0.42	(1.32)
Diluted net income (loss) per ordinary share	0.80	0.40	(1.32)

18.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Mr. Chen	Founder
Xiaomi	Shareholder of the Group
Foshan Wanwuhulian Trade Co., Ltd. (“Foshan Wanwuhulian”)	Controlled by the Founder

The Group’s relationship with Xiaomi

Xiaomi is the Group’s strategic partner and shareholder.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Youpin commission sales agreement

The Group has entered into a commission sales agreement with Xiaomi for the sale of the Group’s own branded products on an E-platform operated by Xiaomi, namely Youpin. The commission sales agreement expired on December 31, 2021. The agreement has been renewed in 2022 and it has become non-fixed-term agreement since then. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, the Group shall pay a service fee, calculated as certain portion of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of the Group’s products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or the Group’s official offline sales channel, including in the event of sales or promotion. Refer to Note 18 (5) to the consolidated financial statements for the commission expenses charged by Youpin for the years ended December 31, 2020, 2021 and 2022.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)
(1)	Amount due from/to related parties

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable from a related party:
Xiaomi(a)	320,939	360,497

Other receivables from related parties:
Sales receivable from Xiaomi(b)	88,331	24,802
Other receivables from Xiaomi	36	219
Total	88,367	25,021

Amounts due to related parties:
Purchase payable to Xiaomi(a)	3,537	7,245
Research and development expenses payable to Xiaomi	715	221
Selling and marketing expenses payable to Xiaomi(d)	1,163	4,082
Total	5,415	11,548

(2)	Purchase from related parties

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Xiaomi(a)	50,843	33,767	30,941
Foshan Wanwuhulian(c)	469,950	—	—
Total	520,793	33,767	30,941

(3)	Revenue from a related party

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Xiaomi(a)	2,889,441	2,295,569	1,403,354

(4)	Research and development expenses

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Xiaomi(a)(e)	1,915	3,484	2,791

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)
(5)	Selling and marketing expenses

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Commission expenses charged by Xiaomi(b)	77,163	82,617	32,795
Other expenses charged by Xiaomi(b)	20,060	24,312	8,789
Total	97,223	106,929	41,584
(a)	The Group both sells water purifiers and other products to and purchase Xiaomi branded products, certain raw materials and research and development services from Xiaomi. The amount due from Xiaomi represents receivable arising from sales of water purifiers and other products. The balance due to Xiaomi represents payable arising from purchase of Xiaomi branded products, certain raw materials, and services.
(b)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group commission and technical service fees, also Xiaomi provides advertising and promotion service. The amount due from Xiaomi represents sales receivable net of commission, advertising and promotion service.
(c)	The Group purchases products from Foshan Wanwuhulian for trading during the year ended December 31, 2020. The cooperation with Foshan Wanwuhulian was terminated at the end of 2020.
(d)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group customer service fees.
(e)	This amount indicates services provided by Xiaomi and recognized in research and development expenses by the Group.

19.	FAIR VALUE MEASUREMENTS

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2021 and 2022 except for short-term investments (Note 6).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2021 and 2022:

	Level 1	Level 2	Level 3	Total
As of December 31, 2022
Short-term investments (i)	—	197,058	—	197,058
As of December 31, 2021
Short-term investments (i)	—	828,867	—	828,867
(i)	Short-term investments represent structured deposits, and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	LEASES

The Group’s operating leases are principally for office space, facilities and self-run offline stores. At December 31, 2022, The Group’s operating leases had a weighted average discount rate of 4.75% and a weighted-average remaining term of 1.6 years.

The components of lease expense were as follows:

	Year ended December 31,
	2021	2022
Lease cost
Operating lease expense	12,065	11,506
Short-term lease expense (i)	2,382	312
Total lease cost	14,447	11,818
(i)Includes leases with a term of one year or less.
20.	LEASES (Continued)

Supplemental cash flow information for leases was as follows:

	Year ended December 31,
	2021	2022
Operating cash flows relating to operating leases	14,765	7,818
Lease liabilities arising from obtaining right-of-use assets	16,835	6,080

As of December 31, 2022, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2023	13,103
2024	2,313
2025 and after	1,559
Total future minimum rental payment	16,975
Less amount representing imputed interest	(2,950)
Present value of future minimum rental payments	14,025
Less current portion, recorded in other current liabilities	(7,233)
Long-term lease liabilities, recorded in other long-term liabilities	6,792

21.	COMMITMENTS AND CONTINGENCIES
(a)	Operating lease commitments

The operating commitments presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. As of December 31, 2022, there were no future minimum commitments under non-cancelable agreements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except shares, ADS, per share and per ADS data)

(b)	Capital and other commitment

Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2021	2022
Property, plant and equipment	116,527	89,029

(c)	Legal proceedings

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

22.RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under PRC GAAP amounted to RMB112,603 and RMB115,751 as of December 31, 2021 and 2022. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2022, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company are not required to be presented.

Cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and VIEs and their subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligation.