Form 20-F
period 2023-12-31
Viomi Technology Co., Ltd
filed 2024-04-25
CIK 1742770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2023, there were 204,667,094 ordinary shares issued and outstanding, being the sum of (i) 101,902,544 Class A ordinary shares, par value US$0.00001 per share (excluding 12,831,249 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans and 11,427,510 Class A ordinary shares that were repurchased by us), and (ii) 102,764,550 Class B ordinary shares, par value US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares of par value US$0.00001 each;
●	"AI" are to artificial intelligence;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“household users” are to households where at least one of our IoT products was connected to the internet;
●	“IoT” are to the Internet of Things, an interconnected network of devices that can communicate with one another through the internet;
●	our “home water solutions” are to portfolio of our smart water purification systems with intelligent interconnectivity and communication capabilities;
●	our “IoT@Home platform” are to our IoT@Home portfolio products, home water solutions, together with a suite of complementary consumable products and value-added businesses, powered by AI, proprietary software and data analytics systems;
●	our “IoT@Home portfolio products” are to our portfolio of smart home products with intelligent interconnectivity and communication capabilities, including our smart kitchen products and other smart products;
●	our “IoT products” are to our portfolio of smart home water solutions and IoT@Home portfolio products;
●	“ordinary shares” are to Class A ordinary shares and Class B ordinary shares;
●	“VIEs” are to variable interest entities, and “our VIEs” are to Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi, and Beijing Yunmi Technology Co., Ltd., or Beijing Viomi;
●	“Viomi,” “we,” “us,” “our company” or “our” are to Viomi Technology Co., Ltd, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and the subsidiaries of our VIEs in China;
●	“our WFOE I” are to Lequan Technology (Beijing) Co., Ltd., or Lequan Technology;
●	“our WFOE II” are to Yunmi Hulian Technology (Guangdong) Co., Ltd., or Yunmi Hulian;
●	“WFOEs” are to wholly foreign-owned enterprises, and “our WFOEs” are to our WFOE I and our WFOE II;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$” or “U.S. dollars,” are to the legal currency of the United States; and
●	“Xiaomi” are to Xiaomi Corporation, an internet company and a principal shareholder of our company as of the date of this annual report, and/or any of its affiliates.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our operations and business prospects;
●	our future business development, financial conditions and results of operations;
●	our expectations regarding the IoT products market and the home appliances market in China;
●	our expectations regarding the development of our overseas business;
●	our expectations regarding the development of our water purification system business;
●	our expectations regarding the application of AI technology in smart home products;
●	our expectations regarding our relationships with our ecosystem partners;
●	our expectations regarding the success of our sales channel expansion and optimization;
●	competition for, among other things, capital, technology and skilled personnel;
●	our dividend policy;
●	changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and
●	all other risks and uncertainties described in “Item 3. Key Information—D. Risk Factors.”

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

Viomi Technology Co., Ltd is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in our VIEs. We conduct our operations in China through (i) our WFOEs and (ii) our VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet and other related businesses in China. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Accordingly, we operate this business in China through our VIEs, and rely on contractual arrangements among our WFOEs, our VIEs and the nominee shareholders of the VIEs to control the business operations of our VIEs. Our VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by our VIEs accounted for 91.6%, 86.8% and 85.2% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Viomi” refers to Viomi Technology Co., Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi, and Beijing Yunmi Technology Co., Ltd., or Beijing Viomi. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and we may incur substantial costs to enforce the terms of the arrangements. All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. These arrangements have not been tested in arbitral tribunals or courts. Changes in the regulatory environment in China may limit our ability to enforce these contractual arrangements. Further, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the applicable PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our WFOEs and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and their subsidiaries and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to respond to changes in the regulatory environment in China could adversely affect us.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Changes in the regulatory environment in China, including risks and challenges regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to respond to changes in the regulatory environment in China could adversely affect us.”

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

Under PRC laws and regulations, our PRC subsidiaries and our VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by our PRC subsidiaries out of Mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange and declaration and payment of withholding tax. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entities in which we have no legal ownership. Our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. In addition, under the Enterprise Income Tax Law of the PRC and its implementation rules, undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax, while profits of a foreign-invested enterprise generated in or after 2008 that are distributed to its immediate holding company outside Mainland China are subject to withholding tax at a rate of 10%, unless the foreign holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For example, a holding company in Hong Kong, subject to approval of the PRC local tax authority, will be eligible to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment,” and “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws, Viomi Technology Co., Ltd and its offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2021, 2022 and 2023, Viomi Technology Co., Ltd extended loans with outstanding principal amount of RMB350.7 million, RMB383.1 million and RMB390.5 million (US$55.0 million), respectively, to our VIEs.

Our VIEs may transfer cash to our relevant WFOEs by paying service fees according to the exclusive consultation and service agreements. Our VIEs agree in the respective exclusive consultation and service agreements to pay our WFOEs an annual service fee at an amount that is equal to 100% of their respective annual net income or the amount which is adjusted in accordance with our relevant WFOE’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOEs have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. In 2021, 2022 and 2023, our WFOE did not collect service fees from our VIEs in China under the exclusive consultation and service agreements.

For asset/cash flows other than the cash flows discussed above transferred through our organization in the years ended December 31, 2021, 2022 and 2023, please refer to “Item 3. Key Information—A. Selected Financial Data—Selected Financial Information Related to the VIEs—Selected Condensed Consolidated Cash Flow Data.”

In the year ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to U.S. investors. We do not intend to have any of its subsidiaries located in PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expect that such earnings will be reinvested by such subsidiaries in their operations or transferred by such subsidiaries to our VIEs and their subsidiaries for their operations.

For the years ended December 31, 2021, 2022 and 2023, no dividend or distribution was made to Viomi Technology Co., Ltd or its offshore subsidiaries by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
(Statutory Tax and Standard Rates)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the contractual arrangements between our PRC subsidiaries, our VIEs and shareholders of our VIEs, our PRC subsidiaries may charge our VIEs for services provided. These fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The Enterprise Income Tax Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and our VIEs in China, including, among others, the business licenses, the hygiene permits for products related to hygiene and safety of potable water and the operating permit for value-added telecommunications services. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income (loss) data and selected consolidated statements of cash flow data for the years ended December 31, 2021, 2022 and 2023 and selected consolidated balance sheets data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income (loss) data and selected consolidated statements of cash flow data for the years ended December 31, 2019 and 2020 and selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenues(1)	4,647,513	5,825,624	5,303,835	3,232,731	2,493,386	351,186
Cost of revenues	(3,565,109)	(4,742,668)	(4,105,767)	(2,495,638)	(1,923,866)	(270,971)
Gross profit	1,082,404	1,082,956	1,198,068	737,093	569,520	80,215
Operating expenses(2):
Research and development expenses(2)	(204,942)	(265,680)	(311,786)	(299,950)	(222,911)	(31,396)
Selling and marketing expenses(2)	(529,212)	(597,176)	(751,011)	(614,887)	(401,766)	(56,588)
General and administrative expenses(2)	(73,061)	(68,914)	(97,730)	(121,702)	(81,508)	(11,480)
Total operating expenses	(807,215)	(931,770)	(1,160,527)	(1,036,539)	(706,185)	(99,464)
Other income, net	35,880	32,795	27,128	22,135	17,510	2,466
Income (loss) from operations	311,069	183,981	64,669	(277,311)	(119,155)	(16,783)
Interest income and short-term investment income, net	26,109	31,968	28,589	10,368	29,893	4,210
Income (loss) before income tax expenses	339,020	217,767	94,630	(264,456)	(87,598)	(12,339)
Income tax expenses	(45,190)	(43,321)	(5,739)	(18,174)	(1,735)	(244)
Net income (loss)	293,830	174,446	88,891	(282,630)	(89,333)	(12,583)
Net income (loss) attributable to ordinary shareholders of the Company	292,170	173,324	88,605	(275,515)	(84,674)	(11,927)
Net income/(loss) attributable to the Company	292,170	173,324	88,605	(275,515)	(84,674)	(11,927)
Net income (loss) per share attributable to ordinary shareholders of the Company:
Ordinary share—basic	1.40	0.83	0.42	(1.32)	(0.41)	(0.06)
Ordinary share—diluted	1.35	0.80	0.40	(1.32)	(0.41)	(0.06)
Weighted average number of ordinary shares used in calculating net income per share:
Ordinary shares—basic	208,156,507	208,812,049	209,551,821	208,341,011	206,360,586	206,360,586
Ordinary shares—diluted	215,855,577	215,623,773	220,735,997	208,341,011	206,360,586	206,360,586

Notes:

(1)	Included RMB2,112.2 million, RMB2,889.4 million, RMB2,295.6 million, RMB1,403.4 million and RMB1,317.3 million (US$185.5 million) from sales to Xiaomi for the year ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Research and development expenses	23,564	49,996	32,609	14,645	121	17
Selling and marketing expenses	12,322	10,904	5,666	500	(1,566)	(221)
General and administrative expenses	7,282	11,303	9,130	4,415	1,551	218
Total	43,168	72,203	47,405	19,560	106	14

The following table presents our selected consolidated balance sheet data as of December 31, 2019, 2020, 2021,2022 and 2023.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	972,438	504,108	586,955	737,139	491,715	69,257
Amounts receivable from a related party, net	707,947	609,094	320,939	360,497	324,223	45,667
Short-term investments	316,201	696,051	828,867	197,058	70,369	9,911
Total current assets	2,907,615	2,931,899	2,945,773	2,494,977	2,282,702	321,512
Total assets	3,022,473	3,179,519	3,276,714	2,885,694	2,754,388	387,947
Total current liabilities	1,632,840	1,634,107	1,594,528	1,326,942	1,266,571	178,392
Total liabilities	1,648,026	1,649,200	1,625,787	1,456,531	1,410,751	198,700
Class A ordinary shares	6	6	6	6	6	1
Class B ordinary shares	6	6	6	6	6	1
Total shareholders’ equity	1,374,447	1,530,319	1,650,927	1,429,163	1,343,637	189,247

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	245,484	185,196	308,968	(284,169)	(103,228)	(14,540)
Net cash (used in)/provided by investing activities	(268,956)	(433,083)	(265,321)	314,547	(198,926)	(28,019)
Net cash provided by/(used in) financing activities	48,542	(146,375)	17,133	113,563	115,657	16,290
Effect of exchange rate changes on cash and cash equivalents	8,087	(34,034)	(12,703)	46,482	9,643	1,360
Net increase/(decrease) in cash and cash equivalents and restricted cash	33,157	(428,296)	48,077	190,423	(176,854)	(24,909)
Cash and cash equivalents and restricted cash at the beginning of the year	969,848	1,003,005	574,709	622,786	813,209	114,538
Cash and cash equivalents and restricted cash at the end of the year	1,003,005	574,709	622,786	813,209	636,355	89,629

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023.

Selected Financial Information Related to the VIEs

Set forth below are the condensed consolidated schedule showing the financial position as of December 31, 2021, 2022 and 2023, and results of operations and cash flows for the years ended December 31, 2021, 2022 and 2023 for (i) Viomi Technology Co., Ltd, or the Company; (ii) our WFOEs (which are the primary beneficiary of the VIEs) and WFOEs’ subsidiary; (iii) our other equity subsidiaries (excluding our WFOEs and their subsidiary); (iv) the VIEs and their subsidiaries; (v) eliminating adjustments; and (vi) consolidated totals.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	796,695	287,127	114,889	(1,198,711)	—
Related-party and third-party revenues	—	348,267	21,539	2,123,580	—	2,493,386
Total revenues	—	1,144,962	308,666	2,238,469	(1,198,711)	2,493,386
Cost of revenues	—	(919,663)	(287,546)	(1,833,302)	1,116,645	(1,923,866)
Research and development expenses	—	(50,511)	(33,349)	(139,051)	—	(222,911)
Selling and marketing expenses(1)	—	(134,981)	(12,884)	(333,748)	79,847	(401,766)
General and administrative expenses(1)	(6,540)	(15,425)	(8,916)	(52,727)	2,100	(81,508)
Total operating expenses	(6,540)	(200,917)	(55,149)	(525,526)	81,947	(706,185)
Other income	—	7,770	3,495	6,245	—	17,510
Equity in (loss)/gain of subsidiaries/VIEs(3)	(74,290)	(102,412)	(76,533)	—	253,235	—
Loss from operations	(80,830)	(70,260)	(107,067)	(114,114)	253,116	(119,155)
Interest (expenses)/income and investment income-net(4)	(6,152)	(2,295)	4,637	34,557	(854)	29,893
Other non-operating income/(loss)	3,164	—	—	(1,500)	—	1,664
Loss before income tax expenses	(83,818)	(72,555)	(102,430)	(81,057)	252,262	(87,598)
Income tax expenses	—	(1,735)	—	—	—	(1,735)
Net Loss	(83,818)	(74,290)	(102,430)	(81,057)	252,262	(89,333)
Less: Net loss attributable to the non-controlling interest shareholders	—	—	—	(4,659)	—	(4,659)
Net loss attributable to the Company	(83,818)	(74,290)	(102,430)	(76,398)	252,262	(84,674)

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	946,656	378,286	220,607	(1,545,549)	—
Related-party and third-party revenues	—	418,093	9,081	2,805,557	—	3,232,731
Total revenues	—	1,364,749	387,367	3,026,164	(1,545,549)	3,232,731
Cost of revenues	—	(1,099,769)	(364,926)	(2,405,077)	1,374,134	(2,495,638)
Research and development expenses	—	(62,955)	(47,255)	(189,740)	—	(299,950)
Selling and marketing expenses(1)	—	(193,743)	(41,241)	(551,575)	171,672	(614,887)
General and administrative expenses	(6,601)	(12,447)	(3,653)	(99,001)	—	(121,702)
Total operating expenses	(6,601)	(269,145)	(92,149)	(840,316)	171,672	(1,036,539)
Other income	—	4,928	1,781	15,426	—	22,135
Equity in (loss)/gain of subsidiaries/VIEs(2)	(288,409)	(291,876)	(230,240)	—	810,525	—
Loss from operations	(295,010)	(291,113)	(298,167)	(203,803)	810,782	(277,311)
Interest income/(expenses) and investment income-net(3)	18,438	(6,842)	6,197	(5,993)	(1,432)	10,368
Other non-operating income/(loss)	2,488	—	—	(1)	—	2,487
Loss before income tax expenses	(274,084)	(297,955)	(291,970)	(209,797)	809,350	(264,456)
Income tax expenses/(credit)	—	9,546	—	(27,720)	—	(18,174)
Net loss	(274,084)	(288,409)	(291,970)	(237,517)	809,350	(282,630)
Less: Net loss attributable to the non-controlling interest shareholders	—	—	—	(7,115)	—	(7,115)
Net loss attributable to the Company	(274,084)	(288,409)	(291,970)	(230,402)	809,350	(275,515)

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	1,217,576	241,923	131,379	(1,590,878)	—
Related-party and third-party revenues	—	444,421	—	4,859,414	—	5,303,835
Total revenues	—	1,661,997	241,923	4,990,793	(1,590,878)	5,303,835
Cost of revenues	—	(1,304,955)	(225,445)	(4,162,277)	1,586,910	(4,105,767)
Research and development expenses(4)	—	(66,340)	(26,497)	(222,065)	3,116	(311,786)
Selling and marketing expenses	—	(77,071)	(27,188)	(646,752)	—	(751,011)
General and administrative expenses	(6,306)	(10,645)	(2,900)	(77,879)	—	(97,730)
Total operating expenses	(6,306)	(154,056)	(56,585)	(946,696)	3,116	(1,160,527)
Other income	—	3,878	1,727	21,523	—	27,128
Equity in gain/(loss) of subsidiaries/VIEs(2)	78,366	(101,065)	(61,780)	—	84,479	—
Income/(Loss) from operations	72,060	105,799	(100,160)	(96,657)	83,627	64,669
Interest income/(expenses) and investment income-net(3)	14,280	(3,782)	(640)	18,886	(155)	28,589
Other non-operating income/(loss)	2,421	—	—	(1,049)	—	1,372
Income/(Loss) before income tax expenses	88,761	102,017	(100,800)	(78,820)	83,472	94,630
Income tax (credit)/expenses	—	(23,651)	—	17,912	—	(5,739)
Net income/(loss)	88,761	78,366	(100,800)	(60,908)	83,472	88,891
Less: Net income attributable to the non-controlling interest shareholders	—	—	—	286	—	286
Net income/(loss) attributable to the Company	88,761	78,366	(100,800)	(61,194)	83,472	88,605

Notes:

(1)	It represents the elimination of inter-company transactions among the VIEs and our subsidiaries.

VIEs sell certain products and provide marketing services to other subsidiaries. For the years ended 31 December, 2021, 2022 and 2023, the inter-company sales recognized by VIEs to equity subsidiaries are RMB131.3 million, RMB195.8 million and RMB99.4 million, respectively. Additionally, the inter-company sales recognized by VIEs to primary beneficiaries of VIEs and their subsidiaries for the year ended 31 December, 2021, 2022 and 2023 are RMB0.1 million. RMB24.8 million and RMB15.5 million, respectively.

In 2021, 2022 and 2023, primary beneficiaries of VIEs and their subsidiaries did not charge any service fee from our VIEs in China under the exclusive consultation and service agreements.

(2)	It represents the elimination of the investment in VIEs and subsidiaries by the Company.
(3)	It represents the elimination of finance costs of loans among the Company, the VIEs and our subsidiaries charged at the consolidation level.
(4)	WFOE I collected research and development fees from our VIEs in China and recognized as revenue in amounts of RMB3.1 million, nil and nil for the year ended December 31, 2021, 2022 and 2023, respectively, under the research and development agreements. No amount of such transaction is unsettled.

Selected Condensed Consolidated Balance Sheets Data

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	13,343	182,045	10,989	285,338	—	491,715
Short-term investments	—	17,709	796	51,864	—	70,369
Accounts receivable from third parties	—	35,633	1,186	189,983	—	226,802
Accounts receivable from a related party	—	4,381	—	319,842	—	324,223
Inventories	—	147,585	46,667	248,614	(647)	442,219
Amounts due from Group companies (1)	640,828	625,635	80,512	725,171	(2,072,146)	—
Investments in subsidiaries (2)	668,202	584,744	—	—	(1,252,946)	—
Investments in VIEs (2)	—	—	586,239	—	(586,239)	—
Other assets	122,529	122,422	450,686	503,423	—	1,199,060
Total assets	1,444,902	1,720,154	1,177,075	2,324,235	(3,911,978)	2,754,388
Liabilities
Accounts and notes payable	—	309,950	7,507	348,876	—	666,333
Accrued expenses and other liabilities	3,396	49,244	96,961	165,379	—	314,980
Amounts due to Group companies (1)	85,703	657,430	326,578	1,002,435	(2,072,146)	—
Other liabilities	—	31,326	161,133	236,979	—	429,438
Total Liabilities	89,099	1,047,950	592,179	1,753,669	(2,072,146)	1,410,751
Total equity attributable to shareholders of the Company	1,355,803	668,201	584,896	578,818	(1,839,832)	1,347,886
Non-controlling interests	—	4,003	—	(8,252)	—	(4,249)
Total shareholders’ equity	1,355,803	672,204	584,896	570,566	(1,839,832)	1,343,637
Total liabilities and shareholders’ equity	1,444,902	1,720,154	1,177,075	2,324,235	(3,911,978)	2,754,388

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	90,775	222,784	88,104	335,476	—	737,139
Short-term investments	—	7,431	352	189,275	—	197,058
Accounts receivable from third parties	—	85,544	5,422	150,686	—	241,652
Accounts receivable from a related party	—	—	—	360,497	—	360,497
Inventories	—	176,787	44,450	281,649	(595)	502,291
Amounts due from Group companies(1)	659,249	692,497	54,864	707,458	(2,114,068)	—
Investments in subsidiaries (2)	766,287	708,660	—	—	(1,474,947)	—
Investments in VIEs (2)	—	—	684,277	—	(684,277)	—
Other assets	13,043	110,640	295,776	427,598	—	847,057
Total assets	1,529,354	2,004,343	1,173,245	2,452,639	(4,273,887)	2,885,694
Liabilities
Accounts and notes payable	—	458,924	7,295	377,839	—	844,058
Accrued expenses and other liabilities	13,028	41,385	31,352	231,325	—	317,090
Amounts due to Group companies (1)	83,570	698,024	289,417	1,043,056	(2,114,067)	—
Other liabilities	—	39,723	136,349	119,311	—	295,383
Total Liabilities	96,598	1,238,056	464,413	1,771,531	(2,114,067)	1,456,531
Total equity attributable to shareholders of the Company	1,432,756	766,287	708,832	684,701	(2,159,820)	1,432,756
Non-controlling interests	—	—	—	(3,593)	—	(3,593)
Total shareholders’ equity	1,432,756	766,287	708,832	681,108	(2,159,820)	1,429,163
Total liabilities and shareholders’ equity	1,529,354	2,004,343	1,173,245	2,452,639	(4,273,887)	2,885,694

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries
			of VIEs and	VIEs and
	The	Equity	their	their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	11,021	137,910	84,470	353,554	—	586,955
Short-term investments	—	8,158	365	820,344	—	828,867
Accounts receivable from third parties	—	97,522	45	204,769	—	302,336
Accounts receivable from a related party	—	—	—	320,939	—	320,939
Inventories	—	180,017	34,800	362,385	(851)	576,351
Amounts due from Group companies(1)	609,099	460,457	14,819	232,203	(1,316,578)	—
Investments in subsidiaries (2)	1,041,107	974,511	—	—	(2,015,618)	—
Investments in VIEs (2)	—	—	888,489	—	(888,489)	—
Other assets	1,433	72,391	203,873	383,569	—	661,266
Total assets	1,662,660	1,930,966	1,226,861	2,677,763	(4,221,536)	3,276,714
Liabilities
Accounts and notes payable	—	522,015	1,127	545,966	—	1,069,108
Accrued expenses and other liabilities	10,501	34,252	36,135	292,388	—	365,249
Amounts due to Group companies (1)	4,754	289,188	198,332	824,304	(1,316,578)	—
Other liabilities	—	44,404	16,491	122,508	—	191,430
Total Liabilities	15,255	889,859	252,085	1,785,166	(1,316,578)	1,625,787
Total equity attributable to shareholders of the Company	1,647,405	1,041,107	974,776	889,075	(2,904,958)	1,647,405
Non-controlling interests	—	—	—	3,522	—	3,522
Total shareholders’ equity	1,647,405	1,041,107	974,776	892,597	(2,904,958)	1,650,927
Total liabilities and shareholders’ equity	1,662,660	1,930,966	1,226,861	2,677,763	(4,221,536)	3,276,714

Notes:

(1)	It represents the elimination of inter-company balances among the Company, the VIEs and our subsidiaries.
(2)	It represents the elimination of the investment in VIEs and subsidiaries by the Company.

Selected Condensed Consolidated Cash Flow Data

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries
	The	Equity	of VIEs and their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	629,195	62,832	94,460	(786,487)	—
Purchases of goods and services from Group companies (1)	—	(90,330)	(4,343)	(691,814)	786,487	—
Other operating activities	(93,378)	(568,621)	(73,464)	632,235	—	(103,228)
Net cash (used in)/provided by operating activities	(93,378)	(29,756)	(14,975)	34,881	—	(103,228)
Loans to Group companies	—	—	—	16,866	(16,866)	—
Repayment of loans from Group companies	35,845	—	—	—	(35,845)	—
Receipt of advances repayment from Group companies	—	44,574	—	—	(44,574)	—
Investment in subsidiaries	—	—	—	—	—	—
Other investing activities	(14,600)	(33,420)	(68,871)	(82,035)	—	(198,926)
Net cash provided by/(used in) investing activities	21,245	11,154	(68,871)	(65,169)	(97,285)	(198,926)
Repayment for advances from Group companies	—	—	—	(44,574)	44,574	—
Repayment for loans from Group companies	—	(35,845)	—	—	35,845	—
Borrowings under loans from Group companies	—	—	(16,866)	—	16,866	—
Other financing activities	(6,421)	115	21,963	100,000	—	115,657
Net cash (used in)/provided by financing activities	(6,421)	(35,730)	5,097	55,426	97,285	115,657
Effect of exchanges rates on cash and cash equivalents	1,122	6,005	1,634	882	—	9,643
Net increase in cash and cash equivalents	(77,432)	(48,327)	(77,115)	26,020	—	(176,854)
Cash and cash equivalents and restricted cash at beginning of year	90,775	249,294	88,104	385,036	—	813,209
Cash and cash equivalents and restricted cash at end of year	13,343	200,967	10,989	411,056	—	636,355

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
	The	Equity	VIEs and their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	812,854	154,247	5,804	(972,905)	—
Purchases of goods and services from Group companies (1)	—	(6,060)	(2,744)	(964,101)	972,905	—
Other operating activities	(17,055)	(626,675)	(177,507)	537,068	—	(284,169)
Net cash (used in)/provided by operating activities	(17,055)	180,119	(26,004)	(421,229)	—	(284,169)
Loans to Group companies	—	—	—	3,680	(3,680)	—
Repayment of loans from Group companies	94,621	—	—	3,600	(98,221)	—
Receipt of advances repayment from Group companies	—	60,361	—	—	(60,361)	—
Investment in subsidiaries	—	—	—	—	—	—
Other investing activities	—	(59,143)	(87,630)	461,320	—	314,547
Net cash provided by/(used in) investing activities	94,621	1,218	(87,630)	468,600	(162,262)	314,547
Repayment for advances from Group companies	—	—	—	(60,361)	60,361	—
Repayment for loans from Group companies	—	(94,621)	(3,600)	—	98,221	—
Borrowings under loans from Group companies	—	—	(3,680)	—	3,680	—
Other financing activities	(5,099)	—	118,662	—	—	113,563
Net cash (used in)/provided by financing activities	(5,099)	(94,621)	111,382	(60,361)	162,262	113,563
Effect of exchanges rates on cash and cash equivalents	7,287	17,023	5,886	16,286	—	46,482
Net increase in cash and cash equivalents	79,754	103,739	3,634	3,296	—	190,423
Cash and cash equivalents and restricted cash at beginning of year	11,021	145,555	84,470	381,740	—	622,786
Cash and cash equivalents and restricted cash at end of year	90,775	249,294	88,104	385,036	—	813,209

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries of
	The	Equity	VIEs and their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies (1)	—	741,070	106,501	52,188	(899,759)	—
Purchases of goods and services from Group companies (1)	—	(52,447)	(188)	(847,124)	899,759	—
Other operating activities	(8,419)	(775,024)	(156,449)	1,248,860	—	308,968
Net cash (used in)/provided by operating activities	(8,419)	(86,401)	(50,136)	453,924	—	308,968
Loans to Group companies	(16,131)	—	—	(83,348)	99,479	—
Repayment of loans from Group companies	25,807	—	—	23	(25,830)	—
Receipt of advances repayment from Group companies	—	156,406	—	—	(156,406)	—
Investment in subsidiaries	—	(64,678)	—	—	64,678	—
Other investing activities	—	24,682	(56,069)	(233,934)	—	(265,321)
Net cash provided by/(used in) investing activities	9,676	116,410	(56,069)	(317,259)	(18,079)	(265,321)
Capital contribution from Group companies	—	—	64,678	—	(64,678)	—
Repayment for advances from Group companies	—	—	—	(156,406)	156,406	—
Repayment for loans from Group companies	—	(25,807)	(23)	—	25,830	—
Borrowings under loans from Group companies	—	16,201	83,278	—	(99,479)	—
Other financing activities	852	175	16,106	—	—	17,133
Net cash provided by/(used in) financing activities	852	(9,431)	164,039	(156,406)	18,079	17,133
Effect of exchanges rates on cash and cash equivalents	(214)	(4,512)	(159)	(7,818)	—	(12,703)
Net increase/(decrease) in cash and cash equivalents	1,895	16,066	57,675	(27,559)	—	48,077
Cash and cash equivalents and restricted cash at beginning of year	9,126	129,489	26,795	409,299	—	574,709
Cash and cash equivalents and restricted cash at end of year	11,021	145,555	84,470	381,740	—	622,786

Note:

(1)	Cash flows within our group in operating activities

	For the Year Ended December 31,
	2021	2022	2023

	(RMB in thousands)
Cash paid by VIEs to equity subsidiaries for purchasing of goods and service	(740,939)	(812,854)	(629,195)
Cash paid by VIEs to primary beneficiaries of VIEs and their subsidiaries for purchasing of goods and service	(106,185)	(151,247)	(62,619)
Cash received by VIEs from equity subsidiaries for rendering of goods and service	52,131	3,060	90,117
Cash received by VIEs from primary beneficiaries of VIEs and their subsidiaries for rendering of goods and service	57	2,744	4,343

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Summary of Risk Factors

An investment in our ADSs involves risks. Below is a summary of material risks we may face, organized under relevant headings. These risks are discussed more fully below in this Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability;
●	We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance;
●	Xiaomi is our strategic partner and our most important customer. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results;
●	Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth;
●	If we fail to successfully develop and commercialize new products, services and technologies that are well received by consumers in a timely manner, our operating results may be materially and adversely affected;
●	Our expansion into new product categories and scenarios and substantial increases in product lines may expose us to new challenges and more risks;
●	We operate in the emerging and evolving IoT products market in China, which may develop more slowly or differently than we expect. If the IoT products market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected;
●	If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected;
●	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches and our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement or otherwise harm our business;
●	We are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and components, any of which could disrupt our supply chain and have a material adverse impact on our results of operations;
●	We rely on certain contract manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected;
●	Our business may be adversely impacted by product defects or other quality issues;
●	We rely on a limited number of third-party e-commerce platforms to sell our products online. If our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected; and

●	We face risks associated with our network partners and their personnel for our network of Viomi offline experience stores.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	Failure to respond to changes in the regulatory environment in China could adversely affect us; and
●	The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

We have developed an IoT @Home platform consisting of IoT @Home portfolio products, home water solutions, consumables and small appliances and others. We face intense competition from other smart home solution providers, internet companies, and traditional home appliances companies. We also face regional competition from local brands in the various geographies where our products are sold. We compete in various aspects, including brand recognition, value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, customer loyalty, and talents, among others. Intensified competition may result in pricing pressures and reduced profitability and may impede our ability to achieve sustainable growth in our revenues or cause us to lose market share. Our competitors may also engage in aggressive and negative marketing or public relations strategies which may harm our reputation and increase our marketing expenses. Any of these results could substantially harm our results of operations.

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

We strive to expand our product portfolio, strengthen our brand recognition, expand our sales channels, enhance our aftersales services capabilities, better manage our supply chain, upgrade our information systems and technologies, and devote other resources to our business expansions, among others. In addition, we have expanded our business overseas primarily through international franchises and agents. We expect that managing our business will become more complicated as we develop a wider product, service, sales channel and customer mix, sometimes in areas where we may have less experience. In addition, as we expand our product and service offerings, further diversify our sales channels and extend our global footprint, we will need to collaborate with a larger number of partners, maintain and expand mutually beneficial relationships with our existing and new partners, adapt our business management to the local corporate cultures and customs, and provide training, management and motivation for our employee base or network of cooperating partners, especially in case of our overseas business.

We cannot assure you that we will be able to effectively manage our growth, that our current personnel, infrastructure, systems, procedures and controls or any measures to enhance them will be adequate and successful to support our expanding operations or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our strategies may not be successful and our business and prospects may be materially and adversely affected. In addition, our business operations and growth may be affected by many factors beyond our control. For example, any failure by our contractual manufacturers or international franchisers to comply with ethical, social, product, labor and environmental laws, regulations or standards, any of their engagement in politically or socially controversial conduct, any of their misconduct in product manufacturing or sales or after-sale services, or any negative publicity about them, may negatively affect the public image of and demands for our products, which could adversely affect our business and results of operations.

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

Xiaomi is our strategic partner and our most important customer. We recorded RMB2,295.6 million, RMB1,403.4 million and RMB1,317.3 million (US$185.5 million) in net revenues from sales to Xiaomi in the years ended December 31, 2021, 2022 and 2023, respectively, which represented 43.3%, 43.4% and 52.8% of our total net revenues during such periods, respectively. In addition, many of our Viomi-branded products are also sold through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, or Youpin, one of our online sales channels.

We sell a wide range of products to Xiaomi, including Xiaomi-branded water purification systems, water purifier filters, range hoods and gas stoves, dishwashers, as well as other complementary products such as kettles, among others. We may discuss with Xiaomi to expand the product categories on which we collaborate, which may lead to increased revenues from Xiaomi. However, there is no assurance that these discussions and expansion of cooperation will materialize.

Our cooperation with Xiaomi is provided in a series of contracts, all of which are subject to early termination by Xiaomi under specific circumstances. When any of such circumstances arise, Xiaomi may early terminate cooperation with us. We will initiate good faith negotiations with Xiaomi to renew the agreements whenever they are near the end of the term. However, we cannot assure you that we will be able to renew all such agreements, or on the same or more favorable terms.

In addition, we can recover our production costs when we deliver certain categories of products to Xiaomi, and are entitled to share in the gross profit when Xiaomi sells them to end-customers. However, various reasons may lead to Xiaomi’s failure to sell these products, many of which are not within our control, including those related to Xiaomi but unrelated to the products we produced and risks that we could not preempt or prevent with commercially reasonable efforts.

Furthermore, Xiaomi sells a broad spectrum of products, including our Xiaomi-branded and our Viomi-branded products, as well as products unrelated to us through its various sales channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi that they have received thus far. If Xiaomi dedicates fewer resources to promoting and selling our products or introduces products that compete with ours, our net revenues may decrease as well. Negative publicity related to Xiaomi, including products offered by Xiaomi and unrelated to us, the celebrities Xiaomi are associated with, or even the labor policies or environmental issues of any of Xiaomi’s suppliers or manufacturers, may also have a material adverse effect on the sales of our products and public recognition of our brand. Furthermore, Xiaomi is also a shareholder of our company. When exercising its rights as our shareholder, Xiaomi may consider not only the interests of our company and our other shareholders but also its own interests, the interests of its own shareholders and the interests of its other affiliates. Our interests and those of our other shareholders may at times conflict with the interests of Xiaomi and its shareholders and other affiliates. Such conflicts may result in losing business opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by Xiaomi or companies within its ecosystem. Currently, we do not have any formal processes to address such conflicts.

Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth.

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the “618,” “Double Eleven” and “Double Twelve” shopping festivals. Additionally, we advertise across various channels, such as elevators, TV, print and social media. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our selling and marketing expenses were RMB401.8 million (US$56.6 million) for the year ended December 31, 2023, representing 16.1% of our net revenues. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high-quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

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

Our ability to roll out new and innovative products and services depends on a number of factors, including significant investments in research and development, quality control of our products and services and effective management of our supply chain. The execution of such initiatives can be complex and costly. Consequently, we could experience delays in completing the development and introduction of new products, services and technologies in the future. We may need to devote an even greater portion of our resources to the research and development of new or enhanced products, services and technologies, which may adversely affect our profitability. In addition, our research and development efforts may not yield the benefits we expect to achieve in a timely manner, or at all. To the extent we are unable to execute our strategy of continually introducing new and innovative products, diversifying our product portfolio and satisfying consumers’ changing preferences, we may not be able to grow our household user base and our competitive position and results of operations may be adversely affected.

Our expansion into new product categories and scenarios and substantial increases in product lines may expose us to new challenges and more risks.

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

We operate in the emerging and evolving IoT products market in China, which may develop more slowly or differently than we expect. If the IoT products market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected.

The IoT products market in China has experienced rapid growth in recent years. However, the growth rate may decrease due to uncertainties with respect to China’s economy, disposable income growth, acceptance of IoT technology and products, and pace of development of technologies and other factors, including the growth of the broader home appliances market. Furthermore, the IoT market is constantly evolving, and it is uncertain whether our products and services will achieve and sustain high levels of demand and market acceptance. Our ability to expand the sales of our IoT products to a broader consumer base depends on several factors, including Chinese consumers’ receptiveness towards and adoption of smart home AI and IoT technology, the market awareness of our brand, the timely introduction and market acceptance of our products and services, the network effects of our offerings, our ability to attract, retain and effectively train sales and marketing personnel, the effectiveness of our marketing programs, our ability to develop effective relationships with distribution partners and expand our network of offline experience stores, the cost and functionality of our products and services, and the success of our competitors. If we are unsuccessful in developing and marketing our IoT products to consumers, or if these consumers do not perceive or value the benefits of our holistic IoT@Home approach, the market for our products and services may not continue to develop or may develop more slowly than we expect, either of which would adversely affect our profitability and growth prospects.

If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected.

User engagement is important to our business model. Our value-added businesses ecosystem and the virtuous cycle that we anticipate to create depend heavily on the level of user engagement with the products and services provided by us.

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

We collect basic user information that is necessary to provide the corresponding services, such as phone number and location. Therefore, to comply with the laws and regulations, including the cybersecurity requirements of CAC and other authorities, and to ensure systematic cybersecurity, data and privacy protection, we periodically update our privacy policies, security policies and technologies, including encryption technology, firewall policies, virtual private cloud and host-based intrusion detection systems. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC. Nonetheless, we still face inherent risks in managing and safeguarding personal data, with our website, Viomi mobile app, e-commerce platform, IoT@Home platform and information systems being potential targets for various cyber threats, such as viruses, malware or phishing attacks. Given the development of techniques used to sabotage or obtain unauthorized access to systems and the fact that these techniques generally are not recognized until they are launched against a target, we may not be able to anticipate or implement effective preventative measures against these evolving threats. Furthermore, the growing sophistication and diversity of our products and services, along with the increasing expertise of hackers and advancements in cryptography, may lead to compromises or breaches of our website, app, platforms or information systems.

In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees; and
●	addressing concerns related to privacy and sharing, safety, security and other factors; and complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, which are subject to change and new interpretations, including any changes in regulatory requirements and interpretation as well as requests from regulatory and government authorities relating to such data.

Regulatory authorities in China have enhanced regulatory requirements related to data security, personal information protection and cybersecurity, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security and Privacy Protection.” We expect that compliance with data security, personal information protection and cybersecurity will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward. This trend would increase our compliance costs, result in our adjustments to business practices, and subject us to heightened risks and compliance challenges associated with these matters. We may be required to adopt stricter measures for protecting and managing the data and information we possess, and we may be required to complete cybersecurity review or take other specific actions. However, we face uncertainties as to whether we can complete these additional procedures in a timely manner, or at all. These uncertainties may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, which could materially and adversely affect our business and results of operations. In addition, pursuant to our business cooperation agreement with Xiaomi, we share with Xiaomi all the user data collected in relation to the respective Xiaomi-branded products. Any leak or abuse of user data by Xiaomi may cause our users to lose trust in us and could expose us to legal claims. If our security measures are compromised because of third-party actions, employee errors, malfeasance, any violation of laws and regulations by our business partners pertaining to personal information protection and data security, or any failure in full compliance with the agreements with us, it could result in the theft or misuse of user data. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations timely, or at all, we could become subject to government enforcement actions, investigations, disputes and litigation, negative publicity, penalties, such as fines, suspension of business, websites, or applications, and revocation of required licenses, or even criminal liabilities, and our reputation and results of operations could be materially and adversely affected.

Further, as we spread our footprints in overseas markets, we may also be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. For example, there are a number of legislative proposals in the European Union, the United States and other jurisdictions that could impose new obligations affecting our business. Additionally, a growing number of legislative and regulatory bodies have implemented consumer notification requirements in the event of unauthorized data access. These breach notification laws are evolving and may vary across jurisdictions, posing potential challenges, especially with our international expansion plans.

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

We rely on certain contract manufacturers to produce a majority of our products. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our contract manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems. For example, the COVID-19 outbreak widely and negatively impacted supply chains in China especially between 2020 and 2022. Our contract manufacturers’ operations were disrupted during this period, which in turn to some degree adversely affected our business and results of operations. Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted, and the situation has been significantly improved and normalized since January 2023. However, in the event of any resurgence of the COVID-19 or other similar pandemic, we may be unable to pass potential cost increases resulting from disruptions experienced by us or our contract manufacturers to our customers and we may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to renew contracts with our contract manufacturers for our existing products or identify contract manufacturers who are capable of producing new products we target to launch in the future.

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

The IoT market, together with the broader consumer products and home appliances market, is known for its fast-paced technological advancements, frequent launches of new products and changing industry standards, including the rollout of 5G technology and related ecosystems. We have implemented an AI + IoT + 5G strategy and further strengthened AI application and technology innovation, and have launched a number of innovative and exciting products to strengthen our extensive product portfolio, such as Series Master that include the Master 3 Pro formaldehyde-removing AI vertical air conditioner, the Master 3 ultra-thin built-in refrigerator and the Master 3 Pro gas-electric hybrid water heater, the Super 2 Pro AI vertical air conditioner  and other new AI products with technology upgrades unveiled in 2023. Although we are acting proactively to keep pace with the trends of AI and 5G as well as other technological developments in the industry, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, voice- and gesture-control and facial- and image-recognition are important features of our IoT@Home platform, and the technologies supporting them have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

We cannot guarantee that we will be able to successfully manage product manufacturing in-house or implement our strategic value chain investments effectively.

We have established Guangdong Lizi Technology Co., Ltd., or Guangdong Lizi, as a smart water purification system and sweeper robot facility focusing on the research, design, production and supply of smart water purifiers, water purifier filters, and sweeper robots, alongside the supply of some small appliances. We also established Guangdong AI Touch Technology Co., Ltd., or Guangdong AI Touch, for the development, production and supply of touch screen components for our smart products. The two facilities have integrated into the Viomi platform and begun commercial manufacturing since the first half of 2019, which has provided us greater control over our supply chain and has already started to generate incremental cost savings. In addition, we have acquired land use rights to a parcel of land of approximately 36,000 square meters in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The first phase was completed in the second half of 2023 and our two facilities, namely Guangdong Lizi and Guangdong AI Touch, have moved into the campus. Currently, the campus includes our multi-functional headquarters, including an exhibition center, research and development center, smart manufacturing center mainly for water purification products, and centralized hub for sales and customer service functions. The second phase of campus development will prioritize the upgrading of water purification supply chain capabilities and the integration of additional facilities for our IoT products. Accordingly, we face risks inherent to maintaining product development and manufacturing facilities or associated with expansion of production capacity and such other risks common in the product development and manufacturing industry. If we are unable to effectively manage the risks we face and produce high-quality products cost-efficiently to meet the market demand and implement effective cost and expense control, our business, financial condition and results of operations may be materially and negatively affected and we may not be able to recoup the investments we have made.

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

We may from time to time enter into contracts with some customers that provide certain favorable terms to such customers to expand our sales channels and increase our market penetration, which may, in certain situations, adversely affect our results of operations or profitability. For example, our contracts with leading e-commerce platforms provides, among others, return or discount clearance of certain slow-moving products and potential payment of various consideration to these platforms including payment for gross margin guarantee on certain products, monthly compensation for promotion and marketing activities, and advertising fees. For more details, please see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Critical Accounting Policies, Judgments and Estimates—Sales returns and sales incentives.”

Meanwhile, in-house manufacturing subjects us to various PRC environmental laws and regulations that are evolving and subject to further implementation and interpretation, potentially leading to higher compliance costs for us. We are also required to maintain all environmental permits, filings and registrations related to our business, including pollution discharge certificate, fire protection certificate, and the environmental protection examination and approval, which are subject to periodic renewal. Although we have obtained and completed all such permits, approval and registrations for our facilities as of the date of this annual report, we cannot assure you that we will be able to obtain their respective renewal in a timely manner, or at all. If we fail to comply in full respect with environmental laws and regulations, we may face fines, orders to suspend our manufacturing and civil or criminal litigations.

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

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline experience stores, third-party offline channels and overseas distribution channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products. Historically, Xiaomi has been our largest and most important customer. Sales to Xiaomi accounted for 43.3%, 43.4% and 52.8% of our net revenues in 2021, 2022 and 2023, respectively.

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

It is an important growth strategy for us to grow our user base and enrich our value-added businesses ecosystem, key components of our IoT@Home platform, which enable us to differentiate our offerings and create additional monetization opportunities for us, including the sale of complementary products and provision of value-added services. While we have successfully grown our household user base from approximately 113 thousand as of December 31, 2016 to approximately 8.4 million as of December 31, 2023, there is no assurance that we will be successful in monetizing this user base through such offerings, for example, if:

●	we are not able to increase or maintain the amount of time our household users spend interacting with our IoT products;
●	we are not able to incentivize our household users to engage in consumption activities related to our IoT@Home platform; or we are not able to maintain or attract ecosystem partners to supply products or services on our IoT@Home platform that are attractive to our household users.

If we fail to expand or maintain the pool of our ecosystem partners, our net revenues may be adversely affected and the number of application scenarios of our products may not grow as quickly as we expect, or at all, which may reduce the attractiveness of our products. Any underperformance of or negative publicity about our ecosystem partners may also adversely affect our operating results.

Various of our IoT products allow users to directly access various media and entertainment content, as well as purchase and order products from us and our ecosystem partners. We have been actively seeking ecosystem partners on this front to expand our offerings and potentially create additional revenues streams for us. If we fail to expand and maintain the pool of our ecosystem partners, the ecosystem that we strive to establish may not succeed, which in turn may affect consumer willingness to purchase our products and increase the challenge of attracting suitable ecosystem partners.

In addition, as we associate ourselves with these ecosystem partners in providing services, any negative publicity on them may also have adverse impact on our own reputation and results of operations. Furthermore, although products that these ecosystem partners offer are not our products, customers may still associate us with any dissatisfaction with the products and services offered by our ecosystem partners. Moreover, we may be subject to litigation or potential sanctions under PRC laws if we were to negligently participate or assist in infringement activities associated with counterfeit or defective goods.

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

We rely on cloud servers maintained by Huawei, Tencent Cloud, Alibaba, Xiaomi and Volcengine to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

According to our business cooperation agreement with Xiaomi, Xiaomi and we have joint ownership over all technology properties (other than industrial designs) and related intellectual properties generated from the process of design, development, manufacturing and sales of Xiaomi customized products and certain of our Vimoi-branded products we supply to Xiaomi. Xiaomi may use these intellectual properties and user data to develop and manufacture competing products on its own and although the business cooperation agreement forbids the parties to license any third party to use the jointly owned intellectual properties without prior consent of the other party, we cannot ensure the compliance of Xiaomi with such agreement.

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

We rely on technology that we license from third parties, including AI, that is integrated with our internally developed algorithms, software, or products.

We rely on technology that we license from third parties. For example, for our voice recognition technologies, we have incorporated speech synthesis engine and Q&A components provided by AISpeech and iFLYTEK. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products, neither can we guarantee that these licensors were, are or will be in full compliance with laws and regulations in relevant jurisdictions. All of these occurrences are beyond our control, and could result in our inability to continue to use the technologies and our incurrences of potential liabilities for our cooperation with such licensors. We believe that certain of our technology service suppliers are included in the Entity List under the Export Administration Regulations (EAR) administered by The Bureau of Industry and Security (BIS) of the U.S. Department of Commerce. As a result, exports or reexports from the U.S. and in-country transfers in the U.S. to such suppliers will face additional license requirements, and the availability of most license exceptions is limited. Currently, the inclusion of such suppliers into the Entity List has not had a material adverse effect on our use of their services or resulted in liabilities to us. However, we cannot rule out the possibility that additional restrictions of different nature could be imposed on such suppliers or other licensors or business partners of ours, especially in light of the changes in international trade policies and heightened political tensions between the U.S. and China. See also “—Risks Related to Doing Business in China—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” In addition, we cannot assure you that our cooperation with such suppliers would not negatively impact our branding and marketing activities in the U.S. or other countries or regions. If we are unable to continue to license those technologies on commercially reasonable terms, we will face delays in releases of new products or functions or we will be required to delete this functionality from our products until equivalent, non-infringing technology can be licensed or developed and integrated into our current products. This effort could take significant time (during which we would be unable to continue to offer our affected products or services) and expenses and may ultimately not be successful. If we are unable to timely locate substitute technologies on commercially reasonable terms or at all in the event that our ability to continue to license technologies from any existing licensor is hindered, or if our branding or sales activities in the U.S. or other countries or regions or access to capital are negatively impacted or we are imposed with any restrictions or liabilities due to our suppliers’ being included in any of the entity list maintained by the U.S. or governmental actions taken by any other jurisdiction in which our products are sold, our business, results of operation, financial conditions and prospect may be negatively impacted.

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

As part of our business strategy, we may acquire or make investments in other companies, products, or technologies along our product value chain to complement our business, enhance the features and functionality of our products, and accelerate the expansion of our platform and network of strategic partners. We may not be able to find suitable acquisition or investment candidates and we may not be able to complete acquisition and investment on favorable terms, if at all. If we do complete acquisition and investment in the future, we may not ultimately strengthen our competitive position or achieve our goals; and any acquisition and investment we complete could be viewed negatively by users or investors. In addition, if we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected. Acquisitions and investments are inherently risky and may not be successful, and they may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to greater-than-expected liabilities and our expenses, and adversely impact our business, financial condition, operating results, and cash flows.

Our results of operations may be subject to seasonality.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our products. We generally expect to experience higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals such as “618,” “Double Eleven” and “Double Twelve,” which are popular among Chinese consumers. Certain of our product categories can be affected by weather due to the nature of the products, such as air conditioners, electric fans and heaters. Given the impact of this seasonality, our interim results of operation and financial position at the end of a particular period may not necessarily be representative of the results we expect at year end or in other period of a year. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.

If labor costs in China increase substantially, our business and costs of operations may be adversely affected.

The Chinese economy had experienced labor cost increases in the wave of inflation in previous years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8% and a decrease of 0.3%, respectively. Given that substantially all of our contract manufacturers are currently located in China, rising labor costs in China will increase our personnel expenses. If we are unable to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected. There can be no assurance that we will not be negatively affected in the future by the reoccurrence of inflation in China. As we procure most of our raw materials from China, the potential reoccurrence of inflation may adversely affects our costs of raw materials. We may not be able to pass on rising costs as a result of higher labor costs and increasing raw material prices to end consumers in the form of higher retail sale prices.

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. Based on its evaluation, our management concludes that our internal control over financial reporting as of December 31, 2023 was not effective. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” For future fiscal years, our management may conclude that our internal control over financial reporting was not effective either. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expense and have dilutive impact to you.

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 42,856,054 ordinary shares underlying all awards may be issued. As of December 31, 2023, there were 14,518,426 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of US$0.83 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our company.

Our future success depends, in part, on our ability to continue to attract, motivate and retain highly skilled personnel. In particular, the growth of our business and ecosystem may require us to hire experienced personnel with a wide range of skills.

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

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and results of operations.

Our business could be adversely affected by health epidemics,natural disasters or other acts of god. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, military conflicts, riots, terrorist attacks or similar events that negatively impact the Chinese economy could also severely and adversely affect our business and operating performance. COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. In light of ongoing inflationary pressure in many countries, the Federal Reserve and other central banks outside of China have raised interest rates, and a series of banks underwent failures in 2023. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Our WFOEs have each entered into a series of contractual arrangements with one of our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and their subsidiaries and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 91.6%, 86.8% and 85.2% of our revenues in 2021, 2022 and 2023, respectively.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of our VIEs in China and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) subject to the disclosure in this annual report, the contractual arrangements between our WFOEs, our VIEs and their shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

In addition, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Trial Measures for Overseas Listing”), which became effective on March 31, 2023. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A rules and overseas listings” for details. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Trial Measures for Overseas Listing, due to the contractual arrangements between our WFOEs, our VIEs and its shareholders, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements with our VIEs and its shareholders or restructure our business operations to rectify the failure to complete the filings. However, given that the Trial Measures for Overseas Listing are relatively new, their interpretation, application, and enforcement and how they will affect our operations and our future financing are still uncertain.

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

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties as to the outcome of any such legal proceedings. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.” Therefore, our contractual arrangements with our VIEs and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, financial condition and results of operations.

We refer to the shareholders of our VIEs as their nominee shareholders because although they remain the holders of equity interests on record in our VIEs, pursuant to the terms of the relevant shareholder voting proxy agreements, each such shareholder has irrevocably authorized any person designated by our WFOE to exercise the rights as a shareholder of the VIEs. However, if our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC laws and stipulate the resolution of disputes through arbitration in China. The arbitration provisions relate to the claims arising out of the contractual relationship established by the VIE agreements, rather than claims under the United States federal securities laws, and do not prevent shareholders of our company from pursuing claims under the United States federal securities laws. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. We cannot guarantee that we could successfully enforce these contractual arrangements in a timely manner, or at all. See “—Risks Related to Doing Business in China—Failure to respond to changes in the regulatory environment in China could adversely affect us.”

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, which means parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

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

Shareholders of our VIEs may have potential conflicts of interest with us. For instance, Mr. Xiaoping Chen, our founder, chairman of our board of directors, and chief executive officer, holds 99.78% of the equity interests in Foshan Viomi, one of our VIES, with the remaining 0.22% equity interests held by a limited partnership controlled and managed by Mr. Chen. Mr. Chen also holds 60% of equity interests in the other VIE, Beijing Viomi, the remaining 40% equity interests of which is held by affiliates or employees of certain of our principal shareholders, Red Better Limited and Shunwei Talent Limited. Conflicts of interests may arise between their roles in our company or in our principal shareholders and their positions as nominal shareholders of our VIEs. These shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. Two nominee shareholders of our VIEs, namely Mr. Xiaoping Chen and Mr. De Liu, are also our directors. We rely on them to abide by the laws of the Cayman Islands, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor is subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

We conduct our business primarily in China. The PRC government has significant oversight over the conduct of our business, and may regulate or influence our operations. We cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all our operations are located in China. The PRC government has significant authority to regulate in the China operations of an offshore holding company, such as us. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to regulate a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face regulatory challenges from China. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

Any adverse changes in economic conditions in China, in government policies or in the laws and regulations in China could have a material adverse effect on the overall economic growth. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government policies that encourage increased competition in our industry, or additional control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Failure to respond to changes in the regulatory environment in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change from time to time. The interpretations of many laws, regulations and rules are subject to further implementation and clarification. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, embodies a PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, it may be difficult to predict the outcome of a judicial or administrative proceeding and the level of legal protection we may enjoy. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, which are continually evolving. As a result, we may not always be aware of any potential violation of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are constantly evolving, and their interpretation and enforcement may be subject to changes from time to time. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

In addition, the licenses, permits or registrations we may hold in the future are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under the PRC laws and regulations, our VIEs as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

Furthermore, future interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry may create uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. Neither can we rule out the possibility that the licenses, permits, registrations or filings we hold may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Additionally, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom currently reside in the United States and whose assets are located outside the United States. In addition, it is unlikely that the courts of the Cayman Islands would (a) recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and (b) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, (5) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (6) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Shareholder claims or regulatory investigation that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. In addition, on February 24, 2023, the CSRC, the PRC Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023. The provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with the laws and regulations. While detailed interpretation of or implementation rules under the provisions and Article 177 of the PRC Securities Law have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies for alleged activities both inside and outside of China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. On August 9, 2023, the Biden administration released an executive order directing the Department of Treasury to create an outbound FDI review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products,” which is defined to include “sensitive technologies and products in the semiconductors and microelectronics, quantum information technologies, and AI sectors that are critical for the military, intelligence, surveillance, or cyber-enabled capabilities” of China. The Department of Treasury issued an advance notice of proposed rulemaking, which provided a conceptual framework for outbound investment controls focused on China. As of the date of this annual report, the final rules implementing the administrative order has not become effective yet, and the scope of the outbound FDI review program may be materially different from what is currently contemplated by the advance notice of proposed rulemaking. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

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

As we plan to further expanding our business internationally in the future, any unfavorable government policies on international trade or any restriction on Chinese companies may affect the consumer demands for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general. Furthermore, as we depend on parts and components from suppliers, some of which are overseas, tariffs and export control measures by the PRC, U.S., or any other government or other trade tensions or unfavorable trade policies may affect the costs of our products. The current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, may have a negative impact on our ability to secure the supply of raw materials and key components necessary for our operations. For example, as the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us.

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

We believe that we are not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC enterprise income tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax, unless a reduced rate is available under an applicable tax treaty, from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises.  Pursuant to this notice, where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the State Administration of Taxation issued a Public Notice of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which clarifies the tax withholding methods in respect of income of non-resident enterprises In addition, this notice abolished certain provisions stipulated in the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under the notices mentioned above. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under these notices. As a result, we may be required to expend valuable resources to comply with these notices or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided various tax incentives to our WFOE II, our VIE entity—Foshan Viomi—and certain subsidiary of our VIE entity in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Foshan Viomi has obtained High and New Technology Enterprise status since November 31, 2016, Guangdong Lizi has obtained High and New Technology Enterprise status since December 1, 2020, and WFOE II has obtained High and New Technology Enterprise status since December 31, 2021. Each of these three entities is thus eligible to enjoy a preferential tax rate of 15% for the periods presented and within the validity period of its High and New Technology Enterprise status, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or VIEs in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or VIEs in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended by Ministry of Commerce in 2009, and other regulations and rules concerning mergers and acquisitions, such as the Anti-Monopoly Law last amended on June 24, 2022 and becoming effective on August 1, 2022, the Rules of the State Council on Declaration Threshold for Concentration of Undertakings last amended on December 29, 2023 and becoming effective on January 22, 2024  and the Provisions on the Review of Concentrations of Undertakings issued on March 10, 2023 and becoming effective on April 15, 2023, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These regulations require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Rules of the State Council on Declaration Threshold for Concentration of Undertakings were triggered. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A rules and overseas listings.” Moreover, the PRC Anti-Monopoly Law requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors effective in September 2011 and the Measures for the Security Review of Foreign Investment effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these laws and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In July 2014, the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment effective on June 1, 2015, which mandates that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, are required to be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that all these PRC residents have complied or will comply with SAFE Circular No. 37 or the subsequent implementation rules to complete the applicable registrations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiary in China to distribute to us dividends and the proceeds from any reduction in capital, share transfer or liquidation, and we may also be prohibited from injecting additional capital into the subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who have resided in China for a continuous period of not less than one year are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures if they participate in any stock incentive plan of an overseas publicly listed company, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete the SAFE registrations may result in fines of up to RMB300,000 for entities, or up to RMB50,000 for individuals, and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC laws. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employee Share Incentive Plan of Overseas Publicly Listed Company.”

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have paid the social insurance and housing fund contributions for all of our employees, though the amount of such social insurance or housing fund contributions we paid for certain employees was lower than the requirements of the PRC regulations. If local authorities determine that we failed to make adequate contributions to any employee benefits as required by the PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in China, and none of our lease agreements for these properties has been registered with the PRC governmental authorities as required by PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the PRC governmental authorities.

The ownership certificate or other similar proof of one of our leased properties has not been provided to us by the lessor. Therefore, we cannot assure you that such lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties decline to ratify the lease agreements between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the lease agreement against the owner. As of December 31, 2023, we are not aware of any claim or challenge brought by any third parties concerning our use of leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate claims against the lessors under relevant lease agreements for losses resulting from indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC laws, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings or reports in the Foreign Investment Comprehensive Management Information System, and registration with a local bank authorized by SAFE. Any medium or long-term loan to be provided by us to our consolidated affiliated entities must be filed with the National Development and Reform Commission and recorded by SAFE or its local branches through the online filing system of SAFE pursuant to applicable PRC regulations.

The Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, which was issued by the SAFE and was most recently amended on March 23, 2023, allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, which was promulgated by the SAFE and was most recently amended on December 4, 2023, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China, subject to certain conditions. As of the date of this annual report, its interpretation and implementation in practice remained subject to further explanations and elaborations. As the government authorities have discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in practice.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which were adopted by six PRC regulatory agencies in 2006 and amended by Ministry of Commerce in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval from the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations are subject to further clarification, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with and report relevant information to the CSRC. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A rules and overseas listings” for details. In the event that a PRC domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, this domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controlling beneficial owners, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The CSRC also held a press conference and clarified that even though PRC domestic companies already listed overseas on or prior to March 31, 2023, the effective date of the Trial Measures for Overseas Listing, shall be deemed as existing issuers and are not required to complete the filling procedures immediately, they shall still be required to file with the CSRC when subsequent matters such as refinancing are involved. Therefore, we are deemed as existing issuers according to the measures, and are required to file with the CRRC for our refinancing activities as required by the measures.

In addition, pursuant to the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which was released on February 24, 2023 and became effective on March 31, 2023, PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A rules and overseas listings” for details. The Trial Measures for Overseas Listing and the Provisions on Strengthening the Confidentiality and Archives Administration Concerning the Overseas Securities Offering and Listing of by Domestic Enterprises are subject to further implementation and interpretation, and there remains uncertainties as to how these provisions will affect our listing status and future financing. If we fail to complete the filing with or approval of the CSRC or other PRC government authorities in a timely manner or at all, for any future offering or any other activities which are subject to the filing or approval requirements under the aforesaid provisions, our ability to raise or utilize funds and our financial conditions, business operation, and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from or filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments), are required if we were to conduct offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. If we were to conduct offshore offerings and fail to obtain such approval or filing procedures, or such approval or filing, if obtained by us, were to be rescinded, we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. One of our key strengths is our visionary and professional management team led by the founder and chief executive officer Mr. Xiaoping Chen and supported by our strategic partner Xiaomi. The dual-class share structure ensures that the vision of the management team and the proven strategies can be consistently implemented. Furthermore, the dual-class structure enables us to better focus on long-term strategies by serving as effective defense against corporate actions which might not be in our long-term interest. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by Mr. Xiaoping Chen or Viomi Limited to any person who is not Mr. Xiaoping Chen or his affiliate(s), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Xiaoping Chen or his affiliate(s), such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder other than Mr. Xiaoping Chen or his affiliate(s) to any person, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Conversion of Class B ordinary shares to Class A ordinary shares will increase the voting power of holders of Class A ordinary shares and ADSs, while at the same time increasing the relative voting power of individual Class B ordinary shareholders who retain their shares.

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 91.0% and 60.9%, respectively, of the aggregate voting power of our company as of February 29, 2024. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Going forward, we intend to retain most, if not all, of our available funds and any future earnings to fund the development of our business. We do not have any present plan to pay regular cash dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, such judgements against our assets or the assets of our directors and officers are further subject to recognition and enforcement proceedings under the laws of the Cayman Islands and the laws of China.

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

We may be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending on the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the Asset Test. For purposes of determining our PFIC status, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly, or constructively, at least 25% (by value) of its stock. Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our income and assets and the market value of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2023.

There can be no assurance, however, regarding our PFIC status for the current taxable year or future taxable years, because our PFIC status is a factual determination made annually that will depend, in part, on the composition of our income and assets. The value of our assets for purposes of the Asset Test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be a PFIC for the current taxable year and future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Because there are uncertainties in the application of these rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be a PFIC in a subsequent taxable year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4.     INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our operation in May 2014 to develop, design, manufacture and sell IoT products, including smart water purification systems. In July 2018, we established Guangdong Lizi, a subsidiary of Foshan Viomi, as a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters. Guangdong Lizi began commercial manufacturing operations in January 2019.

On September 25, 2018, our ADSs commenced trading on the Nasdaq Stock Market under the symbol “VIOT.”

In October 2020, we established Zhumeng Hulian Technology (Guangdong) Co. Ltd. as a wholly-owned subsidiary of Codream HK Co., Limited, one of our subsidiaries. In November 2020, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian Technology (Guangdong) Co. Ltd. Meanwhile, Guangdong Lizi expanded its production of smart water purification system, and expanded its business scope to include research, design, production and supply of smart sweeper robots, as well as supply of some small appliances.

In order to comply with PRC laws and regulations regarding restrictions and prohibitions on foreign ownership of internet and other related business in China, we carry out our business primarily through the VIEs. We have two WFOEs in China, namely Lequan Technology (Beijing) Co., Ltd., or our WFOE I, and Yunmi Hulian Technology (Guangdong) Co., Ltd., or our WFOE II, to direct the activities of our VIEs and their subsidiaries. Our WFOE I has a series of contractual arrangements with Beijing Viomi and its shareholders. Our WFOE II has a series of contractual arrangements with Foshan Viomi and its shareholders. See “—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders” below. Revenues contributed by our VIEs accounted for 91.6%, 86.8% and 85.2% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

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

You can find the information that we file with the SEC on www.sec.gov. You can also find information on our website ir.viomi.com. This website is not part of this annual report.

B.	Business Overview

We have developed a unique IoT@Home platform, consisting of IoT@Home portfolio products, home water solutions, together with a suite of complementary consumable products and small appliances and others. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing us to grow our household user base and capture various additional scenario-driven consumption events in the home environment. As of December 31, 2023, our IoT@Home platform had approximately 8.4 million household users.

Our IoT@Home platform comprises of two main parts, our Viomi business, which includes our Viomi-branded products, and our Xiaomi business, which involves our strategic partnership with Xiaomi. Sales through our own and third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 56.7%, 56.6% and 47.2% of our net revenues in 2021, 2022 and 2023, respectively. Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us with access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 43.3%, 43.4% and 52.8% of our net revenues in 2021, 2022 and 2023, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

We have developed a 5G IoT home system, which combines technology, AI algorithms, 5G IoT chip modules, sensors, smart hardware and cloud storage. This system encourages the expansion of our one-stop IoT home solutions, offering users smart home appliances, devices and software services for various home scenarios. In 2021, we introduced the EROx mineral water purifier, the Super Pro 1200G water purifier, the Space all-direction AI air conditioner, the Alpha 2 Plus premium sweeper robot, the EyeBot smart toilet, as well as EyeBot AI range hood, EyeBot AI washing machine and other new AI products with technology upgrades. We also expanded our cleanliness product category by introducing the Cyber series of our smart wet/dry vacuum cleaner and mop in the second half of 2021.

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

At our new product launch event in April 2023, we introduced our further upgraded one-stop IoT home solution, “AI：Helpful 2.0,” which includes (i) our whole-home AI product portfolio and (ii) three major intelligence capabilities: spatial awareness, environment awareness and AI voice interaction. With the popularization of new energy vehicles and the intelligentization of terminal devices, we have AI better integrated into our whole-home AI product portfolio, which not only allows users to have a disruptive experience but also provides unlimited imagination space for the entire smart home industry. We also introduced a series of upgraded smart home products, Series Master 3, with better integration of AI application and technology innovation, including the Master 3 Pro formaldehyde-removing AI vertical air conditioner, the Master 3 ultra-thin built-in refrigerator and the Master 3 Pro gas-electric hybrid water heater, among others. We also introduced other products, such as the Super 2 Pro AI vertical air conditioner equipped with a fresh-air system. We strive to provide the industry-leading one-stop IoT home solution to consumers across markets. Currently, we have built a broad AI-integrated product portfolio with Series Super, Series Master, Series Space and Series Royal Pro targeting different markets.

At our new product launch event in October 2023, we introduced our new home water solution, which mainly includes our 1200G Super 2 AI water purifier equipped with bamboo charcoal filters, our 2000G Space AI Water Purifier with the main RO filter of 10-year durable life, and our Super 2 Max AI water purifier integrated with ultra-microbubble technology. In November 2023, we announced the elevation of our water purification business to a strategic business unit, which supports the implementation of our strategy of focusing on water purification, leverages our leading R&D and manufacturing capabilities, and further enhances our commitment to high-quality and sustainable development. With our unwavering commitment to bring smarter products and solutions to consumers, we ranked the 443rd in the 20th edition of “2023 China’s Top 500 Brands” list released by World Brand Lab on June 15, 2023, with a brand value of approximately RMB13.4 billion.

In March 2024, we hosted our Spring New Home Water Solution Product and AIoT@Home Solution Product Launch Events. For our home water solution line, we introduced the Kunlun AI mineral water purifier, which is empowered by our selected high-quality mineral resources and advanced techniques for intelligent system adjustments based on various factors, faciliting a steady and durable release of beneficial minerals. Regarding our AIoT@Home solution line, we unveiled the Alpha X cardiorespiratory detection radar, the Super 3 All-space AI air conditioner, the Master 3 Max intelligent door lock, and several other innovative products.

Our IoT @Home platform

Our unique IoT@Home platform consists of innovative IoT@Home portfolio products, home water solutions, consumables, and small appliances and others.

Our products are grouped under the following four business lines: “IoT@Home portfolio products,” which comprise our smart kitchen and other smart products, “home water solutions,” which are composed of our smart water purification systems, “consumables,” which consist of our consumable products, and “small appliances and others,” which refer to our value-added businesses.

The table below sets forth the revenue contribution of our key business lines after the product recategorization:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
IoT@Home portfolio products	3,400,966	64.1	1,619,941	50.1	1,220,852	171,954	49.0
Home water solutions	742,912	14.0	681,054	21.1	604,012	85,073	24.2
Consumables	367,021	6.9	358,442	11.1	314,372	44,278	12.6
Small appliances and others(1)	792,936	15.0	573,294	17.7	354,150	49,881	14.2
Total	5,303,835	100.0	3,232,731	100.0	2,493,386	351,186	100.0

Note:

(1)	Including sales of small appliances and rendering of services. For more details, see note 13 to our consolidated financial statements at the end of this annual report.

Our IoT @Home portfolio products

We generate a significant portion of our revenues through sales of products under our IoT@Home portfolio products. Our innovative IoT products, the core of our IoT@Home portfolio products, target at China’s young, modern “new middle-class” consumers. We have successfully introduced an extensive range of IoT@Home products, which cater to various essential daily activities and create new consumption scenarios for home. We strive to  realize broad home-wide adoption of our products and long-term customer loyalty by enhancing the synergies and network effects within our IoT@Home portfolio products. As a result, the percentage of our household users possessing at least two of our IoT products increased from 3.5% as of March 31, 2016 to 14.3% as of December 31, 2018 and further to 23.0% as of December 31, 2023.

Our IoT@Home portfolio products can be divided into smart kitchen products and other smart products.

Smart kitchen products

Our smart kitchen products include refrigerators, oven steamers, range hoods and gas stoves. In particular, our flagship 21Face large-screen smart refrigerator helps users manage their home and life with food management, connected living, and information and entertainment capabilities - all controlled through voice recognition, hands-free AI technology from anywhere in the kitchen. 21Face large-screen refrigerator is seamlessly embedded with an interface through which users can access our value-added businesses, such as various media and entertainment content, including short-form video recommendations, music and audio content, gourmet recipes, and parenting workshops, as well as the ability to purchase various household fast-moving consumer goods, including fresh produce and daily necessities.

Other smart products

In addition to our smart kitchen products lineup, we also offer a diverse array of IoT products that complement our IoT@Home portfolio products and addresses users’ needs in different home scenarios, such as air conditioning systems, washing machines, water heaters, smart water kettles, interactive smart screens (TVs), sweeper robots, smart locks, smart screen-based control interface and other smart devices, among others.

Home water solutions

The core of our home water solutions is our Viomi-branded and Xiaomi-branded smart water purifiers, which are complemented by our easy-to-install replaceable water filter consumable products. In general, our smart water purifiers feature precision sensors that enable real-time monitoring of the water purification process, facilitating data analysis and automatic adjustments with AI technology, innovative water purification technologies such as high-flow reverse osmosis membrane, and mobile application connectivity that allows users to monitor the status of the water purifier and receive reminders to replace filters. We also introduced a series of large-flux water purifier products and our high-end water purifier sub-brand, Quanxian, and its series of premium water purifier products in 2020 as well as our 800 to 2000 gallons Super series of large-flux water purifiers in 2021 and 2022. In April 2021, we introduced the high-end EROx mineral water purifier with the application of electrodialysis technique which is able to retain the minerals beneficial for human health to further meet the diverse demands of our users. In October 2023, we introduced the 1200G Super 2 AI water purifier, featuring bamboo charcoal filters designed to preserve nutrient elements, such as silicic acid. In addition, in March 2024, we unveiled the Kunlun AI mineral water purifier, which is empowered by our selected high-quality mineral resources and advanced techniques for intelligent system adjustments based on various factors, facilitating a steady and durable release of beneficial minerals.

Consumables

We offer a range of consumable products that are complementary, and often essential, to our IoT products. These products generate additional, recurring revenue streams throughout the life cycle of our IoT products. Consumers can purchase these products through our sales channels or the e-commerce platforms integrated to our IoT products. The consumables mainly include water filters for our smart water purifiers, water pitcher filters, and air filters for our refrigerators. They feature easy installation mechanisms so that consumers can easily install the products themselves.

Small appliances and others

Another key component of our IoT @Home platform is our small appliances and others.

Small appliances

We offer a variety of other household products to supplement our IoT products and promote regular impulse purchases by consumers. These small appliances include portable fans, rice cookers, water quality meters, water filter pitchers, stainless-steel insulated water bottles, smart toilet and food waste disposals, among others.

Others

We offer certain installation services for our products. In addition, together with our diverse partner ecosystem, we also offer other services that cater to various consumption need in the home, such as allowing users to easily and directly access media and entertainment content and purchase various household goods as needed, all from the comfort of their home. We achieve this through integrated e-commerce platforms within our IoT products and close collaboration with ecosystem partners. We work closely with our ecosystem partners to deliver these services to our users.

A consumption scenario is a specific combination of location, timing and user that leads to a user’s ultimate decision to make a purchase. Depending on the scenario, a user’s willingness to buy and the factors influencing the purchase decision can vary. When a household need arises in a particular scenario, our products can address that need instantly. Moreover, because our products can collect extensive household behavior data, analyze the data with AI technology and deep learning algorithm, and create detailed household profiles, they can meet the consumption need even before the user is aware of it. Once the need is identified, the user can interact with our IoT products operating in that particular scenario and place an order for the product or service. For example, when the laundry detergent is running low, our washing machine can remind the user or automatically place an order for refill. Similarly, our water purifier can detect when the water filter needs to be replaced and alert the user or automatically order replacements.

Sales Channels

Our key sales channel network consists of (i) online e-commerce platforms, (ii) Viomi offline experience stores, (iii) third-party offline channels, through which we predominantly sell Viomi-branded products, and (iv) Xiaomi, through which we predominantly sell Xiaomi-branded products.

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

Since 2022, we have established a strategic cooperation relationship with Tmall concerning a portfolio of one-stop smart home solutions. Together, we and Tmall promote a whole-home smart ecology, with an AI smart kitchen, living room, balcony, restroom and bedroom.

Since 2022, we have deepened our cooperation with JD Logistics to access a broader range of services including planning, logistics, warehousing and installation, which we believe improves efficiency throughout our cycle, from solution design and delivery to installation, as well as provide our customers with more enjoyable after-sale service experience. In 2023, we closely cooperated with JD.com to ensure a smooth and differentiated consumer experience by introducing our new water purifiers on its platform.

Offline

Our offline sales channels comprise of our Viomi offline experience stores and online-to-offline (O2O) outlets of major e-commerce retailers. These O2O outlets complement our online channels, expanding our market access and increasing our brand awareness.

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

We provide consistent training to educate the salespersons of our network of offline experience stores as we believe that the sales of our products can be enhanced by knowledgeable salespersons who can convey the value of hardware and software integration and demonstrate the benefits of our IoT @Home platform. Also, we believe that having direct interaction with our targeted customers is an effective way to demonstrate the advantages of our products over those of our competitors, and that providing a high-quality sales and after-sales customer support is critical to attracting new users and retaining existing ones.

Since 2021, we have adopted and implemented a “larger store, better merchant” channel strategy nationwide, whereby we collaborate with quality merchants with strong store operation experience to open larger experience stores, aiming to enhance store image and provide users with more comprehensive, scenario-based experiences and services. Some of our large experience stores opened since 2021 encompass over 200 square meters or 300 square meters each, offering a full scene immersive experience of our one-stop AIoT@Home solutions, along with the capability of installation and after-sale services, as a supplement of our unified national after-sale service system. In 2022, we continued to execute our “larger store, better merchant” channel strategy. We cooperated with our newly signed offline merchants and opened additional Viomi 4S and 5S flagship stores in provinces across China. These flagship stores enhanced our “trending technology” branding positioning through unified storefront decoration and immersive scenario experience, and helped implement our one-stop IoT home solutions.”

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

We are also developing our overseas business by upgrading channels, diversifying our operation model and expanding product categories. Since the second half of 2021, we have cooperated with renowned agents in Germany, Singapore and Northern Europe to transform part of our overseas channels from small distributors into high-quality international sales agents. We optimize our overseas business operation by leveraging their local resources, channel development, online and offline marketing and after sale service. In September 2022, we showcased a number of our new products at IFA 2022 in Berlin, marking our first appearance at one of the world’s most significant technology marketplaces for the consumer and electronic industries. We further expanded product categories, such as air conditioners, washing machines, and refrigerators to Northern Europe, and water purifiers, smart door locks, gas stove, and range hood to Southeast Asia.

Xiaomi

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distribution and sales of these respective products. We also sell some Viomi-branded products to Xiaomi.

Research and Development

We are committed to developing new and innovative products and services through research and development. As a long-term strategy, we are committed to provide industry-leading water solutions. Recently, we moved Guangdong Lizi’s smart water purification system facility to the Viomi IoT Technology Park, to seamlessly integrate both upstream and downstream segments of water purification product manufacturing. As of December 31, 2023, our total research and development staff consisted of approximately 289 employees across multiple R&D centers and product groups teams, representing 38.5% of our total number of employees. Many of our team members are global and cross-industry experts in technical product hardware development, software and AI, including experts with previous experience working at Microsoft, LG, Samsung and AO Smith. We incurred RMB311.8 million, RMB300.0 million and RMB222.9 million (US$31.4 million) in research and development expenses in 2021, 2022 and 2023, respectively.

Our R&D achievements have also been recognized by industry and professional institutions. In April 2022, our AI range hoods’ visual detection module technology won the Excellence Award at the 23rd China Patent Awards. Also, in the same month, we took the silver at the 8th Guangdong Patent Awards with one of our water purifiers and its integrated waterway module technology. Further, the Viomi brand was added to the key trademark protection list in Guangdong province. We were officially listed as Guangdong PhD Work Station by the government and have obtained the selection qualification to establish the Guangdong Postdoctoral Work Station. In July 2023, through its outstanding R&D efforts and innovative capabilities in the water purification industry, Guangdong Lizi Technology Co. Ltd., one of our subsidiaries, was honored with a national-level specialized and innovative “Little Giant" enterprise, which is one of the highest-level and most authoritative evaluation ratings for domestic enterprises in China. In December 2023, we ranked the second in the Technology Progress Awards by the Guangdong Artificial Intelligence Industry Association. Our one-stop IoT@Home solutions was recognized as the application project on the List of 2023 Guangdong Artificial Intelligence Star Projects.

Software, AI and Data Analytics Systems

We rely on our advanced software, innovative AI technology and powerful data analytics capability to develop, operate, and continually enhance our IoT@Home platform.

Advanced software

We have developed advanced software to enable interconnectivity among our IoT products and to support and expand their functionalities. Our software is equipped with public application programming interface through which other parties’ software and products can be connected to and integrated with ours.

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

AI

We intend to leverage ongoing advancements in AI by incorporating them into our products and services. Our AI technology team develops and refines our proprietary, AI-based algorithms, and leverages third-party AI components to build a more effective system. AI technology is widely implemented through our services, for example in voice and gesture control, as well as in water quality analysis.

Data analytics

Through users’ interaction with many of our products, advanced sensors embedded in our products can capture, accumulate and upload user and household usage data, only with the consent of users and will be used within the authorized scope. Our users’ behavior and sequential data is stored strictly in compliance with stringent data privacy standards and data security requirements.

Our big data analysis team has developed our own data analytics platform. We use this platform to extract intelligence from large amounts of data. Analyzing this data enhances our understanding of user behavior, and we are thus able to further develop our IoT @Home platform to better serve our customers. By providing better solutions, we believe we will attract more household users over time. More household users on our platform can then generate more data for our software analytics, enhance our software and algorithms, and lead to a better user experience, which in turn can attract more household users to our platform, a powerful virtuous cycle.

We consider the protection of the personal privacy of each of our users to be of paramount importance. We collect only anonymous data and only with users’ consent, and all sensitive data is encrypted. We use such data only for the improvement of our products and services. Furthermore, our employees’ access to our internal information management system is limited to verified IP address and we restrict the scope of such access based on the duty of the employee. Our data is stored securely in Huawei, Tencent, Alibaba, Xiaomi and Volcengine Cloud services.

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

As of December 31, 2023, we had 3,926 patents registered with the State Intellectual Property Office of China.

Globally, as of December 31, 2023, we had 57 patents registered and 23 pending patent applications in various overseas countries and jurisdictions, including the United States, Europe, India, Korea and certain Southeast Asia countries.

As of December 31, 2023, we had registered 681 trademarks in China.

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

Our cooperation with and sales to Xiaomi extends to a diversified range of products, which, as of the end of 2023, included Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, dishwashers, water heaters as well as other small products such as kettles, small kitchen products and water quality meters.

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

Sales and Marketing

Marketing

Our marketing is focused on building our brand recognition, increasing market awareness of our IoT @Home platform and driving customer demand, as well as collaborating with our third-party partners across our sales channels. Examples of our marketing initiatives include:

Branding and advertisements

We conduct online marketing events on third-party e-commerce platforms as well as other traditional and social media channels together with various offline promotion campaigns. We have been improving user-experience of our products and shopping experience in our experience stores to develop a word-of-mouth effect on our sales and business. In addition, we have been placing ads on e-commerce and social media platforms as well as paying for advertisements on traditional media such as television shows, magazines and billboards to reach more users and promote the awareness of our brands, products and IoT@Home platform. In addition, to support the release of premium new products and our high-end brand transformation, we reached more targeted young groups by partnering with Tmall and becoming the co-sponsor of the well-known variety show ‘Design Ideal Future’ broadcasted on the Mango TV platform, exposing a growing audience to our immersive smart home experience across whole-home scenarios and bringing an intelligent lifestyle to more young consumers.

Further, we leverage social-media, including live-streaming platforms to engage with users of our products, whereby we enhance user-experience while promoting our brand. For example, we have invited key opinion leaders, or KOLs, celebrities, and even our management and employees to be live-streaming hosts. Considering the target market of our brand and products, support from KOLs through social-media and live-streaming has been quite an effective marketing initiative, not only as a promotional tool, but also to increase customer and user stickiness and engagement.

Our Viomi fans also form WeChat groups where they can learn about our upcoming products, share thoughts and experiences, discover new functionalities, and make suggestions for improvements for our products and services. Our customer service representatives regularly participate in the group discussions to respond to users’ queries and to better understand users’ fast-changing needs. We also maintain various official social media accounts to actively engage with users by answering their questions and concerns.

Events marketing

We organize and participate in various official offline events to promote our brand and the idea of a connected smart home. Our “Viomi 925 Appliance Refresh Day” campaign includes online promotions, as well as offline marketing efforts such as product launch events. We also actively participate in shopping festivals across e-commerce platforms such as “618”, “Double Eleven” and “Double Twelve,” which are highly popular among Chinese consumers. In 2023, we hosted an offline Spring IoT new products launch event during the Appliances and Electronics World Expo in Shanghai, and also jointly hosted a new home water solution products launch event with JD in Beijing.

Customer service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from customer service representatives through real-time online chat, our toll-free customer service phone number, or visiting our Viomi offline experience stores. To improve our overall customer service capability, we keep upgrading our service network across China and have implemented a customer satisfaction system, which integrates the call center, service task and customer relation management.

After-sales service

The goal of our after-sale service is to create the best user experience for our customers. Our customers may return all products purchased from our official Viomi online store and other online platforms within seven days from receipt. Our customers may also have their products replaced for specific types of defects or quality issues as required under the laws and regulations. In addition, we partner with local aftersales service providers to provide on-site services such as product installation and repairs to our customers.

Manufacturing and Fulfillment

Procurement and manufacturing

We produce our products both through outsourcing manufacturing and through in-house manufacturing. Currently, a majority of our product manufacturing, excluding water purification products and filters, is outsourced to a number of contract manufacturers, who produce our products using design specifications and standards that we have established. We also help our contract manufacturers to design the equipment and tooling used in the production and help train their workers. We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including whether or not to utilize new or alternative contract manufacturers or component suppliers.

Our two in-house facilities, Guangdong Lizi and Guangdong AI Touch, commenced commercial operations in the first half of 2019 and were integrated into our Viomi platform. Guangdong Lizi is a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters, and then expanded to research, design, production and supply of some of smart sweeper robots, alongside the supply of some small appliances. Going forward, we expect that an increase in the proportion of our smart water purifier, water purifier filter and smart sweeper robot demands that can be supplied directly through this facility. Guangdong AI Touch serves for the development, production and supply of touch screen components for our smart products, and we expect a material proportion of the touch screens required for our smart products can be supplied directly through this facility.

We acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province in June 2020, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. We have completed the first phase in the second half of 2023 and relocated two facilities of the group into the park, which currently include our multi-functional headquarters, namely a product experience center, a research and development center, a smart manufacturing center, and a centralized hub for sales and customer service functions. The second phase is expected to focus on and accommodate additional facilities for our IoT products, especially water purification products, serving as a focal point of our expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities. We are committed to strengthening our supply chain resources to provide the necessary foundation for supporting our manufacturing and R&D capabilities, so that we will be able to thrive in the 5G and IoT era.

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

We have constant access to each manufacturing facility of our contract manufacturers, and our quality control team continually monitors the quality of incoming components, materials and finished products, as well as the manufacturing processes at our contract manufacturers’ facilities. We also require our partners to maintain quality control over their logistics, production and quality inspection procedures based on ISO9001 quality standards.

IT Infrastructure

Our network infrastructure is designed to satisfy the requirements of our operations, to support the growth of our business and to ensure the reliability of our operations as well as the security of information on our platform. We continually develop our platform to offer users an effortless and seamless experience across our products and services, while at the same time enhancing the reliability and scalability of our platform.

We cooperate with Xiaomi, Huawei, Alibaba, Tencent and Volcengine Cloud services for services such as computing services, storage, server, bandwidth and video call. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

Competition

We compete with other companies in all aspects of our business, particularly companies that are in the home appliances market. The home appliances market have a large number of participants, including traditional appliances companies, consumer electronics companies and AI and consumer internet companies that are moving into the hardware space. The industry in which we compete is evolving rapidly and is becoming increasingly competitive. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.”

We believe the success of our growth strategy depends on many factors, including brand recognition, value, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, and supply chain management.

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

Regulations

Substantially all of our business is located in PRC, and laws and regulations in PRC are most relevant to our business. This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on value-added telecommunication services

The Telecommunications Regulations of the PRC, promulgated by the State Council in 2000 and last amended in February 2016, provide a regulatory framework for telecommunications services providers in PRC. These regulations require telecommunications services providers to obtain operating licenses prior to the commencement of their operations. The telecommunications services are categorized into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last amended by the Ministry of Industry and Information Technology in June 2019, each of internet information services and transaction processing services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.

The Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in January 2011, set out guidelines on the provision of internet information services. These measures classified internet information services into commercial internet information services and non-commercial internet information services, and a commercial operator of internet information services or transaction processing services must obtain a corresponding operating permit for value-added telecommunications services (VATS License) from the appropriate telecommunications administration authorities. The Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by the Ministry of Industry and Information Technology in July 2017 and became effective on September 1, 2017, provide that a commercial operator of value-added telecommunications services must first obtain a VATS License from the Ministry of Industry and Information Technology or its provincial level counterparts. The VATS License is classified as the Cross-regional Value-added Telecommunications Operating License and the Value-added Telecommunications Operating License within a province, autonomous region and municipality directly under the central government. In addition, in the first quarter of every year while the operator is holding the license, it must report information such as business performance of the telecommunications business in the previous year, the actual progress in network buildup, business development, turnover of staff, institutional restructuring and service quality to the issuing authorities.

Pursuant to the Provisions on the Administration of Foreign-Invested Telecom Enterprises, promulgated by the State Council in 2001 and last amended in 2022, foreign investors are prohibited from holding more than 50% of the equity interests of a telecom enterprise operating value-added telecom services unless otherwise provided by the laws and regulations. In addition, the establishment of a foreign-invested telecom enterprise operating value-added telecom services needs to seek approval from the Ministry of Industry and Information Technology.

To comply with these regulations, we have adopted the VIE structure and obtained a renewed VATS License through Foshan Viomi, one of our VIEs, which allows us to provide online data processing and transaction processing services through our value-added e-commerce platform and the internet information services launched on our IoT@Home platform.

Regulations on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue Industries for Encouraging Foreign Investment and the Catalogue of special management measures, or the Negative List, both of which were promulgated and are amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The latest version of the Catalogue Industries for Encouraging Foreign Investment, which was amended and issued on October 26, 2022 and became effective on January 1, 2023, indicates the encouraged industries for foreign investments. The latest version of the Negative List, which was amended and issued on December 27, 2021 and became effective on January 1, 2022, divides the industries listed therein into two categories: restricted industries and prohibited industries. Any industry not listed in any of the latest version of the Catalogue Industries for Encouraging Foreign Investment or the latest version of the Negative List is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

The PRC Foreign Investment Law was promulgated on March 15, 2019 by the National People’s Congress and has come into force since January 1, 2020, which stipulates that the state implements a management system of pre-entry national treatment plus Negative List for the administration of foreign investment. According to the PRC Foreign Investment Law, foreign investors and their investments are entitled to pre-entry national treatment and are subject to the negative list management system. The pre-entry national treatment refers to the treatment given to foreign investors and their investments at the market access stage that is no less favorable than that given to domestic investors and their investments. The PRC Foreign Investment Law also provides that industries not included in the Negative List shall be managed under the principle that domestic investment and foreign investment shall be treated equally. On December 26, 2019, the State Council promulgated the Implementation Regulations on the PRC Foreign Investment Law effective on January 1, 2020, which further require that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures for Foreign Investment Information Reporting effective on January 1, 2020. Since then, for foreign investors engaging in investment activities, either directly or indirectly, in the PRC, the foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, both operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Measures for Foreign Investment Information Reporting. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the submitted information will be shared by the competent market regulation department to the competent commercial department, and therefore the foreign-invested enterprise is not required to submit the reports separately.

Currently, our business related to the development and application of IoT technology falls within the encouraged category, our provision of e-commerce services falls within the permitted category and our provision of internet information services falls within the restricted category.

Regulations on M&A rules and overseas listings

Foreign investors shall comply with the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by six PRC regulatory agencies in 2006 and amended by Ministry of Commerce in 2009, when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, changing the nature of the domestic company into a foreign-invested enterprise; when they establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when they purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors include provisions that mandate offshore special purpose vehicles established for overseas listing through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to seek approval from the CSRC before publicly listing their securities on an overseas stock exchange.

On July 6, 2021, the General Office of the State Council, together with another regulatory authority, jointly promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions propose to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provide that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

According to the Trial Measures for Overseas Listing, (1) domestic companies that seek to offer or list securities in overseas markets, either in direct or indirect means, should fulfill the filing procedure with and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controlling beneficial owners, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China; and (3) an overseas offering and listing of securities of a domestic company is prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company(ies) intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controlling beneficial owner, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company(ies) intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controlling beneficial owner. Furthermore, the Trial Measures for Overseas Listing also provide that (1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (2) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (3) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; (4) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarify that (1) domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) shall be deemed as existing issuers and are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved; (2) on or prior to the effective date of the Trial Measures for Overseas Listing, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing; (3) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures for Overseas Listing, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States or the completion of hearing in the market of Hong Kong), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (4) the CSRC will solicit opinions from the regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises effective on March 31, 2023. The provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (1) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with the laws and regulations; and (2) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with the laws and regulations.

Regulations on product quality and consumer protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any manner. Any producer or seller engaging in the production or sale of products that do not adhere to national standards or trade standards aimed at ensuring human health and personal or property safety shall be ordered to cease the production or sale of the products.  Additionally, the illegally produced or sold products shall be confiscated and a fine equivalent to, but not more than three times, the value of the products illegally produced or sold (including those already sold and those not yet sold) shall be imposed concurrently. If there are illegal proceeds, such proceeds shall be confiscated concurrently. Furthermore, the business license shall be revoked in the severe circumstances. If the case constitutes a crime, criminal liability shall be investigated. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Protection Law, which was amended in October 2013 and became effective in March 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities and guarantee the quality, function, usage and term of validity of the commodities. Where business operators use internet, television, telephone, mail or other means to sell their commodities, consumers have the right to return such commodities, except the following commodities within seven days from the date when the consumers receive the commodities without giving any reason:

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

Regulations on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended on October 17, 2020, and its implementation rules, most recently amended on December 11, 2023 and becoming effective on January 20, 2024, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both, and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, utility models are effective for ten years, and designs are effective for fifteen years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that the invention or the utility model does not fall under the existing technology, and no other person has filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office of China. Where, pursuant to the receipt of an application for a patent of an invention, the patent administrative department under the State Council, upon preliminary examination, finds the application conforms to the requirements of the PRC Patent Law, it shall publish the application promptly within 18 full months from the filing date. Upon the request of the applicant, the patent administrative department under the State Council may publish the application earlier.

Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the State Intellectual Property Office of China for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the agency has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons or engagement in other patent infringement acts will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the patent administration authority. In the event the patent administrative department, when handling the matter, believes there is an infringement, it may order the infringing party to cease the infringement with immediate effect. If the infringing party is not satisfied with the ruling, it may, within 15 days from the date of receiving the notification of the order, initiate legal proceedings in the people’s court in accordance with the PRC Administrative Procedure Law. If the infringing party neither takes legal action at the expiration of the time limit nor ceases the infringement, the patent administrative department may request the people’s court for a compulsory execution of the aforementioned order. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement or calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of December 31, 2023, we had 3,926 patents granted and 1,169 patents applications pending in China, 57 patents granted and 23 patents pending outside China.

Trademark law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be calculated as the losses suffered by the right holder as a result of the infringement, and if the loss suffered by the right holder arising from the infringement cannot be determined, will be calculated as the gains obtained by the infringing party. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. The compensation amount shall include reasonable expenses incurred by the right holder for stopping the infringement. If the losses, gains or license fee are difficult to determine, the court may render a judgment awarding damage of no more than RMB5 million.

As of December 31, 2023, we had registered 681 trademarks in China.

Software copyright law

The PRC Copyright Law (2020 Revision) provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the PRC Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001 and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of December 31, 2023, we had registered 87 pieces of software copyright in China.

Regulations on domain name

Internet domain name registration and related matters are primarily regulated by Implementing Rules of National Top Level Domain Name Registration issued by China Internet Network Information Center, the domain name registrar of mainland China, effective on June 18, 2019, the Administrative Measures for Internet Domain Names, issued by the Ministry of Industry and Information Technology in August 2017 and becoming effective on November 1, 2017, and the Measures on National Top Level Domain Name Disputes Resolution issued by China Internet Network Information Center effective on June 18, 2019. Domain name registrations are handled through domain name service agencies established under the regulations, and the applicants become domain name holders upon successful registration.

As of December 31, 2023, we had registered 16 domain names.

Regulations on manufacture and sale of home appliances

Pursuant to the Regulations of the PRC Concerning Accreditation and Recognition, promulgated by the State Council, in 2003 and most recently amended in July 2023, products specified by the applicable government authorities shall not be delivered, sold, imported or used in other business activities until they are certified (or referred to as the Compulsory Product Certification) and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogue, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the latest Compulsory Product Certification Product Catalogue promulgated by the State Administration for Market Regulation in August 2023, household and similar electrical appliances, including the refrigerator, water heater, range hood, washing machine and water purifier, are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

In addition, according to the Surveillance and Administrative Measures of Drinking Water Hygiene jointly promulgated by the Ministry of Health (currently, the National Health Commission) of the PRC, and the Ministry of Construction(currently, the Ministry of Housing and Urban-Rural Development) in 1997, and most recently amended by the Ministry of Housing and Urban-Rural Development and the National Health Commission  in April 2016, any entities or individuals engaging in the production of the products relating to hygiene and safety of drinking water shall apply to health administration authorities for hygiene licenses.

According to the Classification Catalogue for Products Related to Drinking Water, promulgated by the Ministry of Health (currently, the National Health Commission) and effective on September 20, 2007, and most recently amended on September 22, 2011, entities or individuals are required to obtain hygiene license from hygiene administration authorities before producing or importing any products relating to drinking water.

In July 2011, the Ministry of Health (currently, the National Health Commission) promulgated the Notice on Adjustment of Hygiene Administrative License for Domestic Reverse Osmosis Water Purifier and Domestic Nano Filter Water Purifier, which delegates health administrative departments at the provincial level the authority to regulate domestic reverse osmosis water purifiers and domestic nano filter water purifiers. Hereafter, the Ministry of Health and the NHFPC promulgated Regulations on Administrative License for Hygienic Safety Products involving Drinking Water at the Provincial Level, delegating the authority of examination and approval of products related to hygiene and safety of drinking water, except for those made of new materials, technology and chemicals, to the hygiene and health department at the provincial level.

Energy Label Management Rules, jointly promulgated by the National Development and Reform Commission, and the General Administration of Qualification Supervision, Inspection and Quarantine, in 2004 and most recently amended in February 2016, provide that the products listed in the Catalogue Industries for Encouraging Foreign Investment of the People’s Republic of China on the Products Affixed with Energy Efficiency Labels shall be marked with the energy-efficient labels. Manufacturers and importers of energy-using products included in such catalogue shall file a record of energy efficient labels and the relevant information with the General Administration of Qualification Supervision, Inspection and Quarantine and the China National Institute of Standardization authorized by the National Development and Reform Commission.

To comply with these laws and regulations, we have obtained the certificates, licenses and labels necessary for our current products. Further, we have verified the qualifications of our manufacturing contractors for the production of the relevant products before their engagement by requiring them to provide effective licenses.

Regulations on mobile internet

Pursuant to the Provisions on the Administration of Mobile Internet Applications Information Services promulgated by the CAC in June 2016 and lastly amended on June 14, 2022, application providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out the duties including to authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, fulfill the data security protection obligations and regulate personal information processing activities. Application distribution platform shall, within 30 days of the business going online and starting operations, conduct filing procedures with the local cybersecurity and information department. Furthermore, application providers and registered users shall sign service agreements to determinate both sides’ rights and obligations.

Furthermore, on December 16, 2016, the Ministry of Industry and Information Technology issued the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals effective on July 1, 2017. These measures require internet information service providers to ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

As the operator of Viomi mobile app, we are subject to the above laws and regulations as an application information services provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulations on Information Security and Privacy Protection

PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC laws do not prohibit the internet information service providers, or the ICP Operators, from collecting and using personal information from their users with the users’ consent. However, the Administrative Measures on Internet Information Services promulgated by the State Council on January 8, 2011 prohibit an ICP Operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The regulations further authorize the telecommunications authorities to order ICP Operators to rectify unauthorized disclosure. ICP Operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. On December 29, 2011, the Ministry of Industry and Information Technology promulgated the Several Provisions on Regulating the Market Order of Internet Information Services effective on March 15, 2012. These provisions stipulate that ICP Operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP Operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP Operator may only use users’ personal information for the stated purposes under the ICP Operator’s scope of service. ICP Operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP Operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening the Protection of Online Information. Most requirements under this decision relevant to ICP Operators are consistent with the requirements already established under the Ministry of Industry and Information Technology provisions discussed above, but are often stricter and broader. Under this decision, ICP Operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, the Ministry of Industry and Information Technology issued the Regulation of Protection of Telecommunication and Internet User Information on July 16, 2013, which became effective on September 1, 2013.

In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015. The Ninth Amendment to the Criminal Law amends the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability.

On May 28, 2020, the National People’s Congress approved the Civil Code of the PRC, which came into effect on January 1, 2021. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

The Cybersecurity Law of the PRC, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the governmental agencies. In addition, the Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

On April 10, 2019, the Ministry of Public Security, the Beijing Internet Industry Association jointly issued Internet Personal Information Security Protection Guidance. The guidance applies to “personal information holders”, which means enterprises that provide services through the internet and organizations or individuals who use a private or internet-disconnected space to control and process personal information. It indicates that in addition to traditional internet companies, companies or individuals in other fields are also subject to its governance for long as they are involved in the control and processing of personal information. The guidance heightened requirements on the collection of personal information by personal information holders. For example, the guidance provides that personal information that is not related to the services provided by personal information holders should not be collected, and service providers shall not force users to provide personal information by bundling products or various business functions of the service.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration of Market Regulation issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations. The notice requires that there shall be a privacy policy in the app, and the privacy policy shall contain the rules for collecting and using personal information. The notice also requires that the app shall prompt their users to read the privacy policy through obvious methods such as pop-up windows when an app is put into operation for the first time. According to the notice, the type of personal information collected by the app should be limited to the extent necessary to meet the operation of the corresponding business function. If personal information collected through app for a new business function is beyond the scope of a user’s previous consent, refusing to provide the original business function by the app upon the user’s disagreement with the new scope of personal information collection shall be considered as in violation of the necessity principle, except in the case where the new business function replaces the previous business function. Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated jointly by the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration of Market Regulation on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an application’s basic functional services. Specifically, it refers to the personal information of the consumers, excluding the personal information of the suppliers. Any mobile internet application shall not refuse users to use its basic functional services on the ground that users disagree to provide unnecessary personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. Pursuant to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the authorities and critical information infrastructure operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and heightens the protection of the personal information of minors under 14 and sensitive personal information.

On November 14, 2021, the CAC issued the Regulations on the Network Data Security (Draft for Comments), which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Regulations define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with uncertainty.

December 28, 2021, the CAC and multiple government authorities jointly released the Cybersecurity Review Measures effective on February 15, 2022. The Cybersecurity Review Measures stipulate that, critical information infrastructure operators that procure internet products and services and network platform operators that carry out data processing activities are subject to a cybersecurity review if their activities affect or may affect national security, and that network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. As of the date of this annual report, no further detailed rules or implementation rules related to the identification of “critical information infrastructure operators” have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC laws. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply. The Cybersecurity Review Measures and Regulations on the Network Data Security (Draft for Comments) are subject to further clarification on whether relevant requirements will be applicable to companies that are already listed in the United States, such as our company. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments) at this stage, and we will closely monitor and assess any developments in the rulemaking process.

On December 31, 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration of Market Regulation jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, stipulates that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conducts such as unreasonable differential treatment on transaction conditions based on consumers’ preferences, purchasing habits, and such other characteristics.

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which became effective on August 1, 2022, setting out guidelines on the provision the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. On March 22, 2024, the CAC released the Provisions on Facilitating and Regulating Cross-border Data Transfer. These rules specify the circumstances in which data processors must apply for outbound data transfer security assessment with the CAC. Pursuant to these rules, a data processor is required to apply for a CAC security assessment when: (i)  a critical information infrastructure operator is transferring personal information or important data abroad, (ii) a data processor other than a critical information infrastructure operator transferring important data abroad, or is transferring abroad personal information (excluding sensitive personal information) of over one million individuals or sensitive personal information of over 10,000 individuals on a cumulative basis starting from January 1 of the current year; or (iii) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. In addition, if a data processor other than a critical information infrastructure operator transfers abroad personal information (excluding sensitive personal information) of more than 100,000 but less than one million individuals, or the sensitive personal information of less than 10,000 individuals on a cumulative basis starting from January 1 of the current year, it must conclude a standard contract with the overseas recipient or undergo the authentication on the protection of personal information pursuant to the laws and regulations. The Provisions on Facilitating and Regulating Cross-border Data Transfer also set out exemptions from the security assessment, the conclusion of the standard contract, and the authentication for protection of personal information. These exemptions apply when the outbound transfer of personal information by a data processor falls within any of the following circumstances: (i) where it is truly necessary to transfer personal information abroad for the purpose of executing and performing a contract to which the individual is a concerned party, such as cross-border shopping, cross-border consignment, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa application, and examination services; (ii) where it is truly necessary to provide employees' personal information abroad for the purpose of cross-border human resources management under lawfully established labor rules and regulations and pursuant to a lawfully executed collective contract; (iii) where it is truly necessary to transfer any personal information abroad in an emergency for the purpose of protecting the health, life, and property safety of a natural person; or (iv) where a data processor other than a critical information infrastructure operator transfers abroad the personal information (excluding sensitive personal information) of less than 100,000 individuals on a cumulative basis starting from January 1 of the current year. However, since the Outbound Data Transfer Security Assessment Measures and the Provisions on Facilitating and Regulating Cross-border Data Transfer were newly promulgated, these rules will be subject to further implementation and interpretation. The identification of “outbound data transfer” and “important data” is subject to further clarification. These bring more uncertainties with respect to the application and enforcement of the measures, and we may be subject to such outbound data security assessment with the CAC.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information. In addition, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect users’ privacy.

Regulations on employment

The PRC Labor Law, which became effective in 1995 and was most recently amended on December 29, 2018, and the PRC Employment Contract Law, which became effective on January 1, 2008 and was most recently amended on December 28, 2012 provide requirements concerning employment contracts between an employer and its employees, namely, employers must execute written labor contracts with full-time employees and regulate employee/employer rights and obligations. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The PRC Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely, a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was most recently amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, social insurance contributions payable by an employee shall be paid on his or her behalf by the employer through transfer from wage deduction, and the employer shall notify each employee of details of social insurance contributions to his or her account on a monthly basis. According to the Regulations on Management of Housing Fund, which became effective on April 3, 1999 and was most recently amended on March 24, 2019, when employing new staff or workers, the units shall undertake housing fund payment and deposit registration at the housing fund management center within 30 days from the date of the employment, and the housing fund to be paid and deposited by an individual staff member or worker shall be withheld from his salary by the unit for which he serves. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations on tax

PRC enterprise income tax

Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and the Implementing Regulations of the Law of the People’s Republic of China on Enterprise income Tax, which became effective on January 1, 2008 and was partly amended on April 23, 2019, enterprises and other organizations receiving income are the taxpayers of enterprise income tax and shall pay enterprise income tax in accordance with the provisions of such laws and regulations. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

According to the PRC Enterprise Income Tax Law, the enterprise income tax rate of a high and new technology enterprise is 15%. The Administrative Rules for the Certification of High and New Technology Enterprises, which became effective on January 1, 2008 and was amended on January 29, 2016, specify the criteria and procedures for the certification of High and New Technology Enterprises and stipulate that the certificate of a high and new technology enterprise is valid for three years.

Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures effective on May 1, 2017, the tax authorities shall adopt means such as examination of declarations of related party transactions, management of contemporaneous documentation and monitoring of profit level, to implement monitoring and administration of special tax adjustment for enterprises; an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks; and the tax authorities may also carry out special tax investigation and adjustment in accordance with the provisions in regard to enterprises that adjust and pay taxes at their own discretion.

PRC value added tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, promulgated by the State Council on December 13, 1993, and most recently amended on November 19, 2017, and its implementation regulations, any entities and individuals that sell goods or labor services for processing, repair or replacement, sell services, intangible assets, or immovables, or import goods are taxpayers of value-added tax and are required to pay value-added tax. Unless provided otherwise, the value-added tax rate is 6% for general taxpayers selling services and intangible assets. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform, which provides that the applicable value-added tax rate for taxable sales or imports by a general taxpayer of value-added tax shall be 13% and 9%, commencing on April 1, 2019.

According to the Circular of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation) effective on May 1, 2005 and the Announcement of the State Administration of Taxation on the Revision to Certain Taxation Regulatory Documents effective on June 15, 2018, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent Local Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC dividend withholding tax

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 and became effective on April 1, 2018, the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”, and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulations on foreign exchange

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

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, which took effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023. Although this circular allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans (unless permitted by the business scope) or for inter-company RMB loans. The SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account effective on June 9, 2016, which reiterates some of the rules set forth in the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. Violations of circulars above could result in administrative penalties.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment) and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by the SAFE and its branches.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, which took effect on June 1, 2015 and was amended on December 30, 2019. The circular delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under the SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on foreign exchange registration of offshore investment by PRC residents

On July 4, 2014, the SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger or division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Mr. Xiaoping Chen has completed his initial registrations with the local branch of the SAFE and all the PRC resident shareholders shall register or amend their existing registrations with the local branch of the SAFE in connection with the equity interest of our company held by them directly or indirectly through the trust arrangements adopted in 2020. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” for a summary of the trust arrangements.

Regulations on employee share incentive plan of overseas publicly listed company

On February 15, 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, pursuant to which, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with the SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution, or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

Our PRC citizen employees who have been granted share options or restricted shares, or PRC grantees, are subject to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. If we or our PRC grantees fail to comply with these notices and the Individual Foreign Exchange Rule, we and/or our PRC grantees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC laws. In addition, the State Administration for Taxation has issued certain circulars concerning employee share awards. Under these circulars, our employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries and VIEs have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on dividend distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	The PRC Company Law (1993), as amended in 1999, 2004, 2005, 2013 and 2018, with the most recent amendment adopted in 2023 to become effective on July 1, 2024;
●	The PRC Foreign Investment Law (2020); and
●	The Implementation Regulations on the PRC Foreign Investment Law (2020).

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

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements. Our WFOE I and Foshan Viomi entered into an Exclusive Consultation Service Agreement on July 21, 2015, or the Original Exclusive Consultation and Service Agreement. On April 28, 2020, WFOE I and Foshan Viomi entered into a Termination Agreement, which terminated the Original Exclusive Consultation and Service Agreement. On the same day, WFOE II and Foshan Viomi entered into an Exclusive Consultation and Service Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. Pursuant to the Exclusive Consultation Service Agreement, our WFOE II has the right to provide Foshan Viomi with the software technology development, technology consulting and technical services required by Foshan Viomi’ business. Without our WFOE II’s prior written consent, Foshan Viomi may not accept any same or similar services subject to this agreement from any third party. Foshan Viomi agrees to pay our WFOE II an annual service fee at an amount that is equal to 100% of its annual net income or the amount which is adjusted in accordance with our WFOE II’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOE II has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Foshan Viomi’s performance of its obligations thereunder, the shareholder has pledged his equity interests in Foshan Viomi to our WFOE II pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of our VIEs in China and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements between our company, our WFOEs, our VIEs and their respective shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries or securities offering, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations, or be materially and adversely affected on our ability to raise or utilize funds from future oversea offerings” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to respond to changes in the regulatory environment in China could adversely affect us.”

D.	Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 2,918 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our R&D and office space located in Shengda Industry Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 4,060 square meters. Our manufacturing facility located in Fulv Park, Foshan, has an aggregate floor area of approximately 18,000 square meters.

We have acquired land use rights to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, which is expected to be completed in two phases over an up to five-year period. The Viomi IoT Technology Park is planned to host our future headquarters and IoT development and manufacturing sites. We started the construction in May 2021 by entering into an overall project consignment contract with a main contractor. The phase one of the construction has been completed by the second half of 2023.

As of December 31, 2023, we leased and occupied approximately 2,918 square meters of office space in Guangzhou, approximately 474 square meters of office space in Beijing. These leases vary in duration from one to five years.

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

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Consumption trend and adoption of IoT-enabled smart home technology in China

Our business and operating results are affected by general factors influencing China’s broader consumer products and home appliances industries, including overall macroeconomic and consumer disposable income conditions, overall consumption trends, and in particular public knowledge, acceptance and adoption of new and innovative technology such as IoT technology.

In recent years, China has experienced varied economic performance, which has influenced consumer behavior and expectations for living standards. While there have been periods of economic growth, recent trends suggest a more complex economic environment, with the middle class potentially facing more economic pressures than in previous years. Chinese consumers, particularly those from the emerging middle class, who are a key demographic for our products, have shown a preference for higher-quality and innovative products. However, the extent of this preference can vary, influenced by broader economic conditions and individual financial stability. Interest in products integrating AI and IoT technologies remains, reflecting a desire for advanced, modern living solutions.

The broader acceptance of advanced technologies like voice- and motion-activated controls is growing as these features become more mainstream. However, the adoption of such technologies is not uniform and can be impacted by economic factors and consumer education regarding the benefits and applications of these technologies.

While these macroeconomic and industry trends have historically supported demand for our products, their influence can be both positive and negative, reflecting the dynamic nature of the market and economic conditions. As such, while these trends have potential to drive demand, they also pose risks that could affect consumer behavior and, consequently, our business operations. Awareness of these dual potentials is essential in understanding the current and future landscape in which we operate.

Brand recognition and user base

Our products and services, together with targeted marketing and promotional efforts, as well as our strategic partnership with Xiaomi, have contributed to positive word-of-mouth and media coverage. These factors have supported our brand recognition and helped to expand our user base. For instance, our cumulative household users grew from approximately 7.7 million at the end of 2022 to about 8.4 million by the end of 2023.

As we continue to invest in and develop our brand, we anticipate that our recognition in the market may increase, potentially leading to greater demand for our products and an expansion of our user base. This could open up further monetization opportunities and positively impact our business growth. However, the realization of these outcomes is subject to market conditions and consumer preferences, which could also pose challenges to our anticipated growth.

New product launches

The introduction and sales of new products, both under Viomi and Xiaomi brands, have been key elements in our strategy for our business. Over the past several years, we have launched a variety of new products and plan to continue introducing more items that incorporate advanced technologies such as 5G and AI. In 2023, we released a series of upgraded smart home products that featured enhanced AI integration and technological innovations. These products included the Master 3 Pro formaldehyde-removing AI vertical air conditioner, the Master 3 ultra-thin built-in refrigerator, and the Master 3 Pro gas-electric hybrid water heater, among others. Additionally, we launched the Super 2 Pro AI vertical air conditioner, which comes equipped with a fresh-air system. We also introduced new home water solutions, such as the 1200G Super 2 AI water purifier with bamboo charcoal filters, the 2000G Space AI Water Purifier with a long-lasting main RO filter, and the Super 2 Max AI water purifier that features ultra-microbubble technology. Additionally, in March 2024, during our Spring New Home Water Solution Product and AIoT@Home Solution Product Launch Events, we unveiled several products including the Kunlun AI mineral water purifier, which utilizes high-quality mineral resources and advanced technology for intelligent system adjustments, and the Alpha X cardiorespiratory detection radar, among other items.

As we continue to expand our product offerings and enhance connectivity and synergies across our IoT@Home platform, we aim to promote the IoT@Home lifestyle experience. Our strategy includes fostering growth through repeat customer purchases, bundled sales, and the monetization of our consumable products and value-added services. However, the success of these strategies is contingent upon market reception, consumer preferences, and the competitive landscape, which may, in turn, affect our business performance and results of operations.

Performance of our offline sales network

An integral component of our sales channel strategy is the network of Viomi offline experience stores located across China. These stores play a role in enhancing our brand awareness and increasing our market presence, which in turn supports our pricing strategies as part of our broader sales and go-to-market efforts.

Depending on market conditions, we may consider expanding our network of experience stores and continue investing in in-store training to improve the customer experience. These efforts are in collaboration with our network partners and aim to contribute to the growth of our revenues and operational results. We are also focused on initiatives to boost store operating efficiency and productivity, such as partnering with more experienced and better-resourced network partners.

Additionally, to diversify and strengthen our channel penetration, we have increased cooperation with various O2O outlets of major e-commerce retailers and have formed strategic partnerships with leading domestic home design companies such as KUKA. These initiatives are designed to expand our sales endpoints and enhance consumer awareness of our brand, products, and concepts.

While these strategies are aimed at expanding our market reach and enhancing consumer engagement, the success of these strategies is subject to market conditions and consumer preferences, which could also pose challenges to our anticipated outcome. We do not anticipate that our approach to expanding the Viomi offline experience store network or our other channel diversification efforts will materially impact our gross margin. This assessment is based on current market trends and our operational efficiencies, although it is subject to change with shifting market dynamics and consumer behavior.

Product and business mix

We generate a significant portion of our revenues through the sales of our IoT products and we are continuing to introduce new products to the market. For the years ended December 31, 2021, 2022 and 2023, sales of our IoT products accounted for 78.1%, 71.2% and 73.2% of our net revenues, respectively. Different product categories may have different attributable gross margins due to various factors, including industry and competitive dynamics, our pricing strategy, target customer demographics as well as raw material and production costs, among others. We may price certain flagship products, such as our smart refrigerators, at competitive prices to facilitate initial household user acquisition and entry in the family home, which may negatively affect our gross margins in the near term.

In addition, the proportionate contributions of our various business lines to our net revenues may change over time as we continue to develop our business and increase the number of our household users. As such, our combined gross margin may be affected both by any change in revenues attributable to, and any change in the gross margin of, each business line.

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the year ended December 31, 2021, 2022 and 2023, research and development expenses were RMB311.8 million, RMB300.0 million and RMB222.9 million (US$31.4 million), accounting for 5.9%, 9.3% and 8.9% of our net revenues, respectively. We have been devoting research and development resources in the areas of AI, IoT, 5G and other emerging technologies in furtherance of our “AI + IoT + 5G” strategy. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to create a unique and holistic IoT@Home lifestyle experience for the benefit of consumers.

Similarly, attracting new users and growing the number of our household users by continuing to strengthen our brand awareness as well as educating consumers about the benefits of our IoT@Home platform and the IoT@Home lifestyle experience are our key growth strategies. For the year ended December 31, 2021, 2022 and 2023, our selling and marketing expenses were RMB751.0 million, RMB614.9 million and RMB401.8 million (US$56.6 million), accounting for 14.2%, 19.0% and 16.1% of our revenues, respectively. Going forward, we intend to continue investing significant resources in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder, customer and related party. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 43.3%, 43.4% and 52.8% of our net revenues in 2021, 2022 and 2023, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

We expect the absolute amount of our revenues generated from our sales to Xiaomi to retain stable or increase going forward,  since maintaining a mutually beneficial relationship with Xiaomi, including potential additional product collaborations, will continue to be important to our operations and future growth.

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

Key Components of Our Results of Operations

Net revenues

We derive our revenues from four key business lines: (i) our IoT@Home portfolio products, (ii) home water solutions, (iii) consumables, and (iv) small appliances and others. Our IoT@Home portfolio products include our smart kitchen products and other smart products. Home water solutions mainly include smart water purification systems. Consumables include products complementary to our IoT products, such as water filters. Our small appliances and other business include the sales of complementary household products, such as small appliances and homeware, as well as provision of various services, such as access to media and entertainment content, e-commerce platforms and interfaces embedded within and integrated with our products, and installation services.

The following table sets forth the breakdown of our net revenues by business lines both in absolute amounts and as a proportion of the net revenue for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
IoT@Home portfolio products	3,400,966	64.1	1,619,941	50.1	1,220,852	171,954	49.0
Home water solutions	742,912	14.0	681,054	21.1	604,012	85,073	24.2
Consumables	367,021	6.9	358,442	11.1	314,372	44,278	12.6
Small appliances and others(1)	792,936	15.0	573,294	17.7	354,150	49,881	14.2
Total	5,303,835	100.0	3,232,731	100.0	2,493,386	351,186	100.0

Note:

(1)    Including sales of small appliances and rendering of services. For more details, see note 13 to our consolidated financial statements at the end of this annual report.

IoT@Home portfolio products

We generate a significant portion of our revenues through sales of products under our IoT@Home portfolio products, which comprises smart kitchen products and other smart products. We have continued to diversify and expand our smart kitchen products over recent years. Our smart kitchen products include refrigerators, oven steamers, dishwashers, range hoods and gas stoves. We also offer a diverse array of other smart products such as air conditioning systems, washing machines, water heaters, smart water kettles, sweeper robots, smart locks and other smart devices, among others.

Home water solutions

The core of our home water solutions is smart water purification systems, which were the first product category we launched in this business line, and sales of these products have contributed a material portion of our historical revenues.

As we concentrate on water purification as part of our strategy, the proportion of revenues attributable to the sales of smart water purification systems has increased in recent years and we expect this upward trend to level off as our product portfolio becomes more stable.

In addition, as we continue to roll out new IoT products in other categories over time and generate additional revenues from our consumable products and small appliances and others, we expect our sources of revenues to continue to diversify both in terms of product as well as business mix.

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

Small appliances and others

Revenues from small appliances and others include revenues from the sales of other related household products such as rice cookers, portable fans, water quality meters, water filter pitchers, stainless steel insulated water bottles, smart toilets and food waste disposals, among others, as well as revenue from rendering of services. Historically, revenues from this category have predominantly comprised of product sales.

Brands

Our IoT@Home platform comprises of two key pillars: our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales to third-party channels as well as Viomi Store, our proprietary e-commerce platform, which constitute the vast majority of our Viomi-branded products business, accounted for 56.7%, 56.6% and 47.2% of our net revenues in 2021, 2022 and 2023, respectively.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, historically accounted for 43.3%, 43.4% and 52.8% of our net revenues in 2021, 2022 and 2023, respectively. We sell Xiaomi-branded products directly to Xiaomi, who then on-sells these products to its customers and end-consumers.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource a majority of our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Our cost of revenues was RMB4,105.8 million, RMB2,495.6 million and RMB1,923.9 million (US$271.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Gross profit and gross profit margin	1,198,068	22.6	737,093	22.8	569,520	80,215	22.8

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Operating expenses:
General and administrative	97,730	1.8	121,702	3.8	81,508	11,480	3.3
Research and development	311,786	5.9	299,950	9.3	222,911	31,396	8.9
Selling and marketing	751,011	14.2	614,887	19.0	401,766	56,588	16.1
Total	1,160,527	21.9	1,036,539	32.1	706,185	99,464	28.3

General and administrative. General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel and share-based compensation for management and administrative personnel. Within the total general and administrative expenses incurred in the year ended December 31, 2021, 2022 and 2023, RMB9.1 million, RMB4.4 million and RMB1.6 million (US$0.2 million) were share-based compensation expenses, respectively.

Research and development. Our research and development expenses primarily consist of salaries and benefits as well as share-based compensation for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities.

Selling and marketing. Our selling and marketing expenses primarily consist of advertising and market promotion expenses, shipping expenses, and salaries and welfare for sales and marketing personnel. We bear mainly the advertising and marketing expenses for our Viomi-branded products. We have heightened expense control to improve our operational performance, as reflected in the decrease in our selling and marketing expenses in absolute amount and as a percentage of our net revenues.

Other income

Other income primarily consists of government grants received from local government authorities to encourage our technology development and innovation. These amounts are paid in the discretion of the governmental authorities, and there is no assurance that we will receive such grants in future periods.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to 2,000,000 Hong Kong dollars and 16.5% on any part of assessable profits over that amount. No Hong Kong profit tax has been levied as we did not have an assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Net revenues(1)	5,303,835	100.0	3,232,731	100.0	2,493,386	351,186	100.0
Cost of revenues	(4,105,767)	(77.4)	(2,495,638)	(77.2)	(1,923,866)	(270,971)	(77.2)
Gross profit	1,198,068	22.6	737,093	22.8	569,520	80,215	22.8
Operating expenses(2):
Research and development expenses(2)	(311,786)	(5.9)	(299,950)	(9.3)	(222,911)	(31,396)	(8.9)
Selling and marketing expenses(2)	(751,011)	(14.2)	(614,887)	(19)	(401,766)	(56,588)	(16.1)
General and administrative expenses(2)	(97,730)	(1.8)	(121,702)	(3.8)	(81,508)	(11,480)	(3.3)
Total operating expenses	(1,160,527)	(21.9)	(1,036,539)	(32.1)	(706,185)	(99,464)	(28.3)
Other income, net	27,128	0.5	22,135	0.7	17,510	2,466	0.7
Income (loss) from operations	64,669	1.2	(277,311)	(8.6)	(119,155)	(16,783)	(4.8)
Interest income and short-term investment income, net	28,589	0.5	10,368	0.3	29,893	4,210	1.2
Income (loss) before income tax expenses	94,630	1.8	(264,456)	(8.2)	(87,598)	(12,339)	(3.5)
Income tax expenses	(5,739)	(0.1)	(18,174)	(0.5)	(1,735)	(244)	(0.1)
Net Income (loss)	88,891	1.7	(282,630)	(8.7)	(89,333)	(12,583)	(3.6)

Notes:

(1)	Includes RMB2,295.6, RMB1,403.4 million and RMB1,317.3 million (US$185.5 million) from sales to Xiaomi for the year ended December 31, 2021, 2022 and 2023, respectively.
(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
General and administrative expenses	9,130	4,415	1,551	218
Research and development expenses	32,609	14,645	121	17
Selling and marketing expenses	5,666	500	(1,566)	(221)
Total	47,405	19,560	106	14

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues

Our net revenues decreased by 22.9% from RMB3,232.7 million in 2022 to RMB2,493.4 million (US$351.2 million) in 2023, primarily due to a decrease in revenues from the IoT@Home portfolio products as well as small appliances and others.

IoT@Home portfolio products. Revenues from IoT@Home portfolio products decreased by 24.6% from RMB1,619.9 million in 2022 to RMB1,220.9 million (US$172.0 million) in 2023, primarily due to the streamlining of product offerings, which was achieved by reducing certain SKUs of smart white goods, mostly in smart refrigerators, smart air conditioners, and smart washing machines.

Home water solutions. Revenues from home water solutions decreased by 11.3% from RMB681.1 million in 2022 to RMB604.0 million (US$85.1 million) in 2023, primarily due to the lower volume of water purifiers sold to Xiaomi Corporation.

Consumables. Revenues from consumables decreased by 12.3% from RMB358.4 million in 2022 to RMB314.4million (US$44.3 million) in 2023, primarily due to decreased demands for purifier filter products.

Small appliances and others. Revenues from small appliances and others decreased by 38.2% from RMB573.3 million in 2022 to RMB354.2 million (US$49.9 million) in 2023, primarily due to the ongoing product portfolio adjustment within this category.

Cost of revenues

Our cost of revenues decreased by 22.9% from RMB2,495.6 million in 2022 to RMB1,923.9 million (US$271.0 million) in 2023, which is in line with the overall decreased revenue scale.

Gross profit

As a result of the foregoing, our gross profit decreased by 22.7% from RMB737.1 million in 2022 to RMB569.5million (US$80.2 million) in 2023.

Our gross margin remained stable at 22.8% in 2022 and 2023.

Operating Expenses

Our operating expenses decreased by 31.9% from RMB1,036.5 million in 2022 to RMB706.2 million (US$99.5 million) in 2023.

General and administrative. General and administrative expenses decreased by 33.0% from RMB121.7 million in 2022 to RMB81.5 million (US$11.5 million) in 2023, primarily because a significant amount of additional expected credit loss allowance was made against a third party customer in the second half of 2022.

Research and development. Research and development expenses decreased by 25.7% from RMB300.0 million in 2022 to RMB222.9 million (US$31.4 million) in 2023, primarily due to a decrease in R&D experts and related salaries and expenses.

Selling and marketing. Selling and marketing expenses decreased by 34.7% from RMB614.9 million in 2022 to RMB401.8 million (US$56.6 million) in 2023. This decrease was primarily due to a decrease in online platform service fees, logistic expenses, and sales-related personnel costs.

Income tax expenses

We had an income tax expenses of RMB1.7 million (US$0.2 million) in 2023, compared to RMB18.2 million in 2022.

Net loss

As a result of the foregoing, we recorded a net loss of RMB89.3 million (US$12.6 million) in 2023, compared to the net loss of RMB282.6 million for 2022. Excluding the impact of share-based compensation expenses, our net loss was RMB89.2 million (US$12.6 million) in 2023, compared to the net loss of RMB263.1 million for 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues

Our net revenues decreased by 39.0% from RMB5,303.8 million in 2021 to RMB3,232.7 million in 2022, primarily due to a decrease in revenues from IoT@Home portfolio products and small appliances and others.

IoT@Home portfolio products. Revenues from IoT@Home portfolio products decreased by 52.4% from RMB3,401.0 million in 2021 to RMB1,619.9 million in 2022, primarily due to the complete cutoff of sales of Xiaomi-branded sweeper robots, as well as SKU adjustments for smart kitchen products.

Home water solutions. Revenues from home water solutions decreased by 8.3% from RMB742.9 million in 2021 to RMB681.1 million in 2022, primarily due to our product portfolio adjustment involving a decrease in small-flux water purifiers sales, partially offset by an increase in revenues from larger flux water purifiers.

Consumables. Revenues from consumables decreased by 2.3% from RMB367.0 million in 2021 to RMB358.4 million in 2022.

Small appliances and others. Revenues from small appliances and others decreased by 27.7% from RMB792.9 million in 2021 to RMB573.3 million in 2022, primarily due to the streamline of SKUs within this category.

Cost of revenues

Our cost of revenues decreased by 39.2% from RMB4,105.8 million in 2021 to RMB2,495.6 million in 2022, which is in line with the overall decreased revenue scale.

Gross profit

As a result of the foregoing, our gross profit decreased by 38.5% from RMB1,198.1 million in 2021 to RMB737.1 million in 2022.

Our gross margin increased from 22.6% to 22.8% for the same periods. The increase in gross margin was primarily driven by our continued efforts to shift the product mix toward higher profit margin products, partially offset by a decrease in the selling prices of certain clean-up products in 2022.

Operating Expenses

Our operating expenses decreased by 10.7% from RMB1,160.5 million in 2021 to RMB1,036.5 million in 2022.

General and administrative. General and administrative expenses increased by 24.6% from RMB97.7 million in 2021 to RMB121.7 million in 2022, primarily due to an increase in the estimated allowance for accounts and notes receivables from a third-party client.

Research and development. Research and development expenses decreased by 3.8% from RMB311.8 million in 2021 to RMB300.0 million in 2022, primarily due to a decrease in the share-based compensation expenses, as well as the our continued efforts in improving out research and development efficiency.

Selling and marketing. Selling and marketing expenses decreased by 18.1% from RMB751.0 million in 2021 to RMB614.9 million in 2022. This decrease was primarily due to a decrease in logistics and staff related expenses.

Income tax expenses

We had an income tax expenses of RMB18.2 million in 2022, compared to RMB5.7 million in 2021.

Net loss

As a result of the foregoing, we recorded a net loss of RMB282.6 million in 2022, compared to the net income of RMB88.9 million for 2021. Excluding the impact of share-based compensation expenses, our net loss was RMB263.1 million in 2022, compared to the net income of RMB136.3 million for 2021.

B.	Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2021, 2022 and 2023, we had cash and cash equivalents and restricted cash of RMB622.8 million, RMB813.2 million and RMB636.4 million (US$89.6 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Although we consolidate the results of our VIEs, we only have access to cash balances or future earnings of our VIEs through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior approval of SAFE as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior approval of the SAFE by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they have no present plan to pay any dividends to us in the foreseable future, since they intend to retain all of their available funds and any future earnings to operate and expand our business. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries and VIEs amounted to RMB112.6 million, RMB115.8 million and RMB110.7 million (US$15.6 million) as of December 31, 2021, 2022 and 2023, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB1,022.0 million, RMB748.4 million and RMB695.4 million (US$97.9 million) as of December 31, 2021, 2022 and 2023, respectively.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China through loans, subject to the approval of government authorities and limits on the amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our securities offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	308,968	(284,169)	(103,228)	(14,540)
Net cash (used in)/provided by investing activities	(265,321)	314,547	(198,926)	(28,019)
Net cash provided by financing activities	17,133	113,563	115,657	16,290
Effect of exchange rate changes on cash and cash equivalents	(12,703)	46,482	9,643	1,360
Net increase/(decrease) in cash and cash equivalents and restricted cash	48,077	190,423	(176,854)	(24,909)
Cash and cash equivalents and restricted cash at the beginning of the year	574,709	622,786	813,209	114,538
Cash and cash equivalents and restricted cash at the end of the year	622,786	813,209	636,355	89,629

Operating activities

Net cash used in operating activities was RMB103.2 million (US$14.5 million) in 2023. The difference between net cash used in operating activities and our net loss of RMB89.3 million (US$12.6 million) was primarily due to RMB124.2 million used for working capital, partially offset by the adjustment of RMB64.9 million in depreciation and amortization, RMB13.9 million in allowance for doubtful accounts, and RMB31.1 million in inventory write-down.

Net cash used in operating activities was RMB284.2 million in 2022. The difference between net cash used in operating activities and our net loss of RMB282.6 million was primarily due to RMB210.7 million used for working capital, partially offset by the adjustment of RMB88.5 million in depreciation and amortization, RMB 53.0 million in allowance for doubtful accounts, and RMB32.8 million in inventory write-down.

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

Investing activities

We used RMB198.9 million (US$28.0 million) in investing activities in 2023, mainly as a result of RMB190.4 million used for the placement of short-term deposits, RMB110.1 million used for the purchase of equipment, RMB110.9 million used for the purchase of short-term investments, partially offset by RMB238.3 million received from the maturity of short-term investments.

Net cash provided by investing activities was RMB314.5 million in 2022, mainly as a result of RMB983.9 million received from the maturity of short-term investments, partially offset by RMB348.0 million used for the purchase of short-term investments, RMB195.6 million used for the purchase of equipment and RMB171.5 million used for the placement of short-term deposits.

We used RMB265.3 million in investing activities in 2021, mainly as a result of RMB1.8 billion used for the purchase of short-term investments, RMB164.8 million used for placement of short-term deposits and RMB99.4 million used for the purchase of equipment, partially offset by RMB1.7 billion from the maturity of short-term investments.

Financing activities

Net cash provided by financing activities was RMB115.7 million (US$16.3 million) in 2023, mainly as a result of RMB122.0 million proceed from borrowing, partially offset by RMB6.4 million used in repurchase of ordinary shares.

Net cash provided by financing activities was RMB113.6 million in 2022, mainly as a result of RMB118.7 million proceed from borrowing, partially offset by RMB8.0 million used in repurchases of ordinary shares.

Net cash provided by financing activities was RMB17.1 million in 2021, mainly as a result of proceeds from borrowing of RMB16.1 million and proceeds from exercise of vested share options of RMB12.9 million, partially offset by a spending on the repurchase of our ordinary shares of RMB12.1 million.

Working capital turnover

Inventories

Our inventory consists of finished products and raw materials. As of December 31, 2021, 2022 and 2023, our inventory was RMB576.4 million, RMB502.3 million and RMB442.2 million (US$62.3 million), respectively. Our inventory turnover days was 45 days, 79 days and 90 days for the years ended December 31, 2021, 2022 and 2023, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of allowance for doubtful accounts, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts and notes receivable

Our accounts and notes receivable represent primarily accounts receivable from Xiaomi as well as accounts and notes receivable from third parties. As of December 31, 2021, 2022 and 2023, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB623.3 million, RMB602.1 million and RMB551.0 million (US$77.6 million), respectively. Our total accounts and notes receivable as of December 31, 2023 included RMB324.2 million (US$45.7 million) from Xiaomi and RMB226.8 million (US$31.9 million) from two e-commerce platforms. Our accounts and notes receivable turnover days were 57 days, 69 days and 84 days for the years ended December 31, 2021, 2022 and 2023, respectively. Accounts and notes receivable turnover days for a given period are equal to average of the balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2021, 2022 and 2023, our accounts and notes payable were RMB1,069.1 million, RMB844.1 million and RMB666.3 million (US$93.9 million), respectively. Our accounts and notes payable turnover days were 92 days, 140 days and 143 days for the years ended December 31, 2021, 2022 and 2023, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, contractual obligations and capital commitments.

Cash flow in connection with capital expenditures amounted to RMB110.2 million, RMB200.0 million and RMB110.5 million (US$15.6 million) in the years ended December 31, 2021, 2022 and 2023, respectively. These capital expenditures are incurred primarily in connection with the purchase of property and equipment, intangible assets, the construction of Viomi IoT Technology Park and other long-term assets. Our capital expenditures may increase in the future as our product offerings continue to expand and diversify and as we continue to invest in the Viomi IoT Technology Park. We currently plan to fund these expenditures with our current cash and cash equivalents, restricted cash, short-term investments and cash flow generated from our operating activities.

Our contractual obligations mainly represent operating lease obligations, which consist of the commitments under the lease agreements for our office premises and several factories. The following table sets forth our contractual obligations as of December 31, 2023.

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(RMB in thousands)
Operating lease obligation(1)	6,679	3,738	2,736	205	—

Note:

(1)	Operating lease obligation consist of the commitments under the lease agreements for our office premises and several factories.

As of December 31, 2023, we had RMB42.2 million outstanding capital commitments, which are mainly related to the construction of Viomi IoT Technology Park.

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

Holding Company Structure

Viomi Technology Co., Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our VIEs and their subsidiaries in China. As a result, Viomi Technology Co., Ltd’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries, our VIEs and their subsidiaries in China. If our existing subsidiaries or controlled entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary, our VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiary in China, our variable interest entities and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends to us, and they have no present plan to pay any dividends to us in the foreseeable future, since they intend to retain all of their available funds and any future earnings to operate and expand our business.

Recent Accounting Pronouncements

See “Recently issued accounting pronouncements not yet adopted” included in note 2 to our consolidated financial statements at the end of this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We will enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns, and any taxes collected from customers, which are subsequently remitted to governmental authorities. We adopted ASC 606 for all periods presented.

Our revenue is primarily derived from (i) IoT@Home portfolio products including sweeper robots, air conditioning systems and other smart devices, (ii) home water solutions, which are composed of smart water purification systems, (iii) consumable products complementary to our IoT products, such as water purifier filters, and (iv) small appliances and others refer to the value-added businesses.

Sales to Xiaomi

From 2021 to 2023, we generated a substantial portion of our revenues from sales of products to Xiaomi.

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

Pursuant to the contracts between leading e-commerce platforms/offline experience stores, or the E-Commerce Platforms and Stores, and us, the E-Commerce Platforms and Stores have legal title and physical possession of the products upon acceptance and they would bear the inventory risk of loss due to physical damage before the products are transferred and accepted by end customers. The E-Commerce Platforms and Stores are responsible for delivering the products to end customers and can direct the use of the products and obtain the remaining benefits from the products by reselling the products. The E-Commerce Platforms and Stores have flexibility in determining the retail sales price within relatively broad price range set by us. Based on these indicators, we determined the E-Commerce Platforms and Stores (as opposed to the end customers) as its customers according to ASC 606-10-55-39. We recognize revenue equal to the sales price to the E-Commerce Platforms and Stores when control of the inventory is transferred.

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

- Warranty

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

Net realizable value (“NRV”) of inventories

Inventories are stated at the lower of cost or NRV. Inventory costs are calculated on the actual cost basis including expenses that are directly or indirectly incurred in the purchase, and production of manufactured product. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically writes down the value for inventories when their costs are lower than the NRV. The NRV is determined based on the estimated net selling prices less the estimated costs to completion and other costs necessary to make the sale. Determination of estimated net selling prices of finished goods, estimated costs to completion and other costs necessary to make the sale required significant management judgements, taking into consideration historical actual information and expected future market trends. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive income.

Current expected credit losses for accounts and notes receivable

Our accounts and notes receivable from related parties and third parties are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related accounts and notes receivable based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact our receivables. Additionally, macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.

Long-lived assets impairment assessment

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Valuation allowance for deferred tax assets

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. In making such determination, we consider factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow us to realize more of our deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	49	Founder, Chairman of the Board of Directors and Chief Executive Officer
De Liu	50	Director
Jinling Zhang	52	Independent Director
Weijiang Wu	47	Independent Director
Jun Li	45	Independent Director

Mr. Xiaoping Chen is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Chen founded our company in May 2014. Prior to that, he served multiple positions in Midea Group Co., Ltd from 1999 to 2014, including vice president of development department, and he was in charge of its research & development center from 2013 to 2014. Mr. Chen received his MBA degree from Sun Yat-sen University, and his dual bachelor’s degrees in engineering and finance from Huazhong University of Science & Technology in 1998.

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

B.	Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of approximately RMB3.2 million (US$0.5 million) in cash to our executive officers, and RMB1.1 million (US$0.2 million) to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors amended the 2015 Plan in October 2023 to extend the effective term from 10 years to 20 years, among other changes, subject to certain exceptions with respect to incentive stock options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2023, awards to purchase 2,989,964 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the terms of the 2015 Plan.

Types of Awards. The 2015 Plan permits the awards of options and restricted shares.

Plan Administration. The plan may be administered by our board of directors or one or more committees designated by our board of directors or another committee within its delegated authority. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2015 Plan and any award agreement.

Award Agreement. Awards granted under the 2015 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant. The award agreements evidencing the awards shall contain the terms established by the plan administrator for that award, as well as any other terms, provisions, or restrictions that the plan administrator may impose on the award or any ordinary shares subject to the award of option.

Exercise of Awards. The exercise price of an award will be determined by the plan administrator, which will be specified in applicable award agreement. Each option shall expire not more than 20 years after its date of grant, subject to certain exceptions with respective to incentive stock options. Each restricted share shall vest or be repurchased by the Company not more than 20 years after the date of its grant, subject to earlier termination.

Eligibility. We may grant awards to officers, employees, members of the board of directors, consultants or advisors of us or any of our affiliates, subject to certain restrictions.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient, except as otherwise provided in the 2015 Plan, such as by will or the laws of descent and distribution.

Termination. The plan has a term of twenty years, provided that our board of directors may terminate the plan in whole or in part at any time.

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors amended the 2018 Plan in October 2023 to extend the effective term from 10 years to 20 years, among other changes, subject certain exceptions with respect to incentive stock options. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company during the term of this Plan commencing with the first fiscal year beginning January 1, 2019, by (i) an amount equal to 1% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2023, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 28,082,111. As of December 31, 2023, awards to purchase 11,528,462 ordinary shares have been granted and are outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. The 2018 Plan may be administered by our board of directors or a committee designated by our board of directors or another committee, within its delegated authority. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2018 Plan and any award agreement under the 2018 Plan.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. The award agreements evidencing awards shall contain the terms established by the administrator for that award, as well as any other terms, provisions, or restrictions that the administrator may impose on the award or any ordinary shares subject to the award of option.

Exercise of Options. The exercise price per share subject to an option will be determined by the plan administrator, which will be specified in applicable award agreement. The term of any option shall not exceed twenty years, subject to certain exceptions.

Eligibility. We may grant awards to our employees, consultants, and directors of us or any of our subsidiaries as defined in the 2018 Plan, as determined by the plan administrator.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient, except as otherwise provided in the 2018 Plan, such as by will or the laws of descent and distribution.

Termination and Amendment of the 2018 Plan. The 2018 Plan has a term of twenty years, provided that our board of directors may terminate or amend the plan at any time. However, no such action may adversely affect in any material way any awards previously granted without prior written consent of the recipient, subject to certain exceptions.

The following table summarizes, as of December 31, 2023, the awards granted under the 2015 Plan or the 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Share
	Underlying	Exercise Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Chen Xiaoping	*	1.1	May 6, 2020	April 1, 2030
*	Less than 1% of our total outstanding shares.

As of December 31, 2023, other employees as a group held outstanding options to purchase 13,518,426 ordinary shares of our company, at a weighted average exercise price of US$0.80 per share.

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

Audit Committee. Our audit committee consists of Ms. Jinling Zhang and Mr. Jun Li. Ms. Jinling Zhang is the chairman of our audit committee. We have determined that Ms. Jinling Zhang and Mr. Jun Li satisfy the “independence” requirements of Rule 560(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Ms. Jinling Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Board Diversity Matrix As of February 29, 2024
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	1	4	0	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.  Employees

We had 1,470 employees as of December 31, 2021, 916 employees as of December 31, 2022, and 750 employees as of December 31, 2023.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2023:

As of
December 31,
Function:	2023
Research and development	289
Manufacturing	170
Sales and marketing	230
General administration	61
Total	750

We invest significant resources in the recruitment and training of our employees in support of our fast-growing business operations. We have a variety of training programs.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance, childbirth insurance, work-related injury insurance, employment injury insurance, maternity insurance and unemployment insurance. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

E.  Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 204,697,094 ordinary shares outstanding, consisting of 101,932,544 Class A ordinary shares (excluding 12,801,249 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans and 11,427,510 Class A ordinary shares that were repurchased by us) and 102,764,550 Class B ordinary shares outstanding as of February 29, 2024.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	% of total	% of
	Ordinary	Ordinary	ordinary	aggregate
	Shares	Shares	shares	voting power**
Directors and Executive Officers*:
Xiaoping Chen(1)	2,590,632	68,536,366	34.7	60.9
De Liu	—	—	—	—
Jinling Zhang
Weijiang Wu	—	—	—	—
Jun Li	—	—	—	—
All Directors and Executive Officers as a Group	2,590,632	68,536,366	34.7	60.9
Principal Shareholders:
Viomi Limited(2)	2,200,000	67,636,364	34.1	60.1
Shunwei Talent Limited(3)	32,111,364	—	15.7	2.8
Red Better Limited(4)	330,000	33,818,182	16.7	30.0

Notes:

*

Unless otherwise stated, the business address of our directors and executive officers is Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, 510220, People’s Republic of China. Mr. De Liu’s business address is Xiaomi Campus, No. 33 Xierqi Middle Road, Haidian District, Beijing, 100085, People’s Republic of China. Ms. Jinling Zhang’s business address is 601, North Building, Tower C, Raycom InfoTech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, 100080, People’s Republic of China. Mr. Weijiang Wu’s business address is  No. 388 Baibu Avenue, Baibu Town, Haiyan County, Jiaxing, Zhejiang, 314312, People’s Republic of China. Mr. Jun Li’s business address is No. 483 Wushan Road, Tianhe District, Guangzhou, Guangdong, 510642, People’s Republic of China.

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

(1)	Represents (i) 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited, a British Virgin Islands company, (ii) 900,002 Class B ordinary shares and 190,632 Class A ordinary shares in the form of ADS beneficially owned by certain employees, and (iii) 200,000 Class A ordinary shares in the form of ADSs issuable pursuant to options exercisable within 60 days following February 29, 2024. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen.
(2)	Represents 67,636,364 Class B ordinary shares and 2,200,000 Class A ordinary shares held by Viomi Limited, a British Virgin Islands company. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The registered address of Viomi Limited is NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.
(3)	Represents 32,111,364 Class A ordinary shares held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by Shunwei Talent Limited with SEC on February 9, 2021. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.
(4)	Represents 33,818,182 Class B ordinary shares and 330,000 Class A ordinary shares in the form of ADSs held by Red Better Limited, a British Virgin Islands liability limited company. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Red Better Limited with SEC on February 1, 2019. The address of Red Better Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Red Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

To our knowledge, as of February 29, 2024, we had 123,961,299 Class A ordinary shares that were held by one record holder residing in the United States, that being Deutsche Bank Trust Company Americas, the depositary of our ADS program. As of February 29, 2024, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Investor Rights Agreement

Shareholders agreement and registration rights

We entered into a shareholders agreement on July 21, 2015 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those corporate governance provisions, as well as special rights, except the registration rights, automatically terminated upon the completion of our initial public offering, and the registration rights terminated on September 27, 2023.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2015 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2018 Share Incentive Plan.”

Private Placements

In August 2018, we issued 4,000,000 class A ordinary shares to Mr. Xiaoping Chen’s wholly-owned entity Viomi Limited to award his contribution to our company’s rapid development.

Our Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Meanwhile, our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us. Our cooperation with and sales to Xiaomi extends to a diversified range of products, which currently include Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, dishwashers, sweeper robots, blenders as well as other complementary products such as kettles and water quality meters. Since the third quarter of 2021, we have started to largely scaled back the supply of Xiaomi-branded sweeper robots, while maintaining cooperation in other categories we have reached.

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

In 2023, revenues generated from sales to Xiaomi, predominantly comprising Xiaomi-branded products, was RMB1,317.3 million (US$185.5 million), accounting for 52.8% of our net revenues.

Business cooperation agreement

The currently effective business cooperation agreement with Xiaomi that was renewed in May 2023 governs the design, production and sales to Xiaomi in relation to certain specified product categories, including some SKUs of Xiaomi-branded water purification systems, water purifier filters, as well as other complementary products such as kettles and water quality meters. This contract will remain in effect until March 21, 2025. This agreement can be terminated prior to the expiration date by Xiaomi, among other reasons, if (i) we breach the material obligation underlying this agreement and purchase order, (ii) except as prohibited by applicable bankruptcy laws, we declare bankruptcy, or if we are unable to repay due loans, or perform contracts, or if our assets are transferred to or taken by other creditors, (iii) the products fail to meet Xiaomi’s requirements, and Xiaomi determines that there is no value to remedy or the products still fail the requirement after three times’ remedies, (iv) we delay the delivery of the products without reasonable causes and Xiaomi’s prior written consent, or (v) we fail to store the data to the Xiaomi Ecosystem Cloud or other server designated by Xiaomi, cause disputes of violating users’ personal information, or disclose user data to any third party without Xiaomi’s consent.

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

Transaction with Xiaomi

In 2023, we recorded RMB1,317.3 million (US$185.5 million) in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2023, the amount due from Xiaomi was RMB324.2 million (US$45.7 million).

In 2022, we recorded RMB1,403.4 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2022, the amount due from Xiaomi was RMB360.5 million.

In 2021, we recorded RMB2,295.6 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2021, the amount due from Xiaomi was RMB409.3 million.

We purchased RMB33.8 million, RMB30.9 million and RMB26.3 million (US$3.7 million) of products and services from Xiaomi in 2021, 2022 and 2023, respectively. We recognized RMB106.9 million, RMB41.6 million and RMB35.1 million (US$5.0 million) in commission fees and other expenses to Xiaomi in 2021, 2022 and 2023, respectively, which was incurred by selling our own Viomi-branded products on Youpin.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For instance, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may encounter claims alleging our infringement of third-party intellectual properties from time to time” for information of certain such litigation. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distributions.”

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

The following are summaries of material provisions of our memorandum and articles of association and of the Companies Act of the Cayman Islands insofar as they relate to the material terms of our ordinary shares.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act of the Cayman Islands to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act of the Cayman Islands, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act of the Cayman Islands, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and may register as a segregated portfolio company.

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

D.   Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Provided that our Cayman Islands holding company, Viomi Technology Co., Ltd, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7, and Public Notice of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under these notices, and we may be required to expend valuable resources to comply with these notices, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares. Unless otherwise noted, this summary addresses only U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, judicial decisions, administrative pronouncements, the income tax treaty between the United States and China and other relevant authorities, all as in effect as of the date hereof and all of which are subject to change and differing interpretations, possibly with retroactive effect.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, or organized in or under the law of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (ii) that has validly elected to be treated as a United States person under the applicable U.S. Treasury regulations.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the Asset Test. Passive income generally includes dividends, interest, rents, royalties, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those that give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, at least 25% (by value) of its stock.

Although the law in this regard is not entirely clear, we treat each of our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on an analysis of our income and assets and the market value of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2023. There can be no assurance regarding our PFIC status for the current taxable year or future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the Asset Test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be a PFIC for the current taxable year and future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances in which our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become a PFIC for the current or subsequent taxable years. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future taxable years even if we cease to be a PFIC.

The discussion below under “—Distributions” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we are not and will not be a PFIC for U.S. federal income tax purposes.

Distributions

The gross amounts of any distributions received by a U.S. Holder on our ADSs or ordinary shares (including any amounts withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder (in the case of ordinary shares) or by the depositary (in the case of ADSs). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and ordinary shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs and ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and China, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market, so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

For U.S. foreign tax credit purposes, dividends received on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a U.S. Holder may be eligible to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, subject to certain conditions and limitations. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are eligible to income tax treaty between the United States and China, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

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

Any gain or loss recognized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If, however, gains from the sale or other disposition of our ADSs or ordinary shares are subject to tax in the PRC as described in “—People’s Republic of China Taxation,” a U.S. Holder may be eligible to treat such gains as PRC-source gains for U.S. foreign tax credit purposes. A U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the income tax treaty between the United States and China.

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

Distributions received by a U.S. Holder on our ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares will be treated as excess distributions. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries, our VIEs or any of the non-U.S. subsidiaries of our VIEs are also PFICs, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime by making a mark-to-market election with respect to such stock. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year. Any such deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as any gain on the sale of disposition of ADSs, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as any loss realized on the actual sale or other disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ADSs. The U.S. Holder’s adjusted tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. The ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market, which is a qualified exchange for these purposes, and consequently, assuming that the ADSs are traded in other than de minimis quantities on at least 15 days during each calendar quarter, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be available with respect to our ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any taxable year in which a U.S. Holder holds our ordinary shares, such holder will generally be subject to the excess distribution regime discussed above.

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

U.S. Holders that own our ADSs or ordinary shares during any taxable year for which we are a PFIC will generally be required to make an annual filing with the Internal Revenue Service regarding their ownership of such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax consequences relevant to the ownership and disposition of our ADSs or ordinary shares if we were, are, or become a PFIC, including the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ADSS AND ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.   Subsidiary Information

Not applicable.

J.    Annual Report to Security Holder

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

Our ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and American depositary receipts that evidence ADSs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the program of American depositary receipts that evidence the ADSs or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2023, we received reimbursement of approximately US$81,300 from the depositary.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer, who is also our principal financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered public accounting firm, identified the following material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2023.

The material weaknesses were identified related to (i) our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures. These material weaknesses were first identified during the audit of our company’s consolidated financial statements for the years ended December 31, 2016, 2017 and 2018.

To remedy identified material weaknesses in internal control over financial reporting, we are in the process of implementing several measures, including:

●	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;
●	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements;
●	establishing an internal control and compliance department and hiring additional compliance staff and perform internal audit and evaluation of internal controls from time to time;

●	enhancing U.S. GAAP accounting manual to provide accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP, SEC rules and relevant requirements; and
●	establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; and enhancing our company’s monitoring controls over financial reporting, including additional review our company’s head of finance, and other senior financial staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures;

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer” as of December 31, 2023.

Changes in Internal Control

During the audit of our company’s consolidated financial statements as of and for the year ended December 31, 2022, our management, together with our independent registered public accounting firm, identified material weaknesses related to (i) operating deficiency in the control relating to the preparation and checking of the input VAT calculation, and (ii) lack of effective financial statements review so as to detect material misstatements in our company’s consolidated financial statements.

In 2023, we implemented a number of remedial measures to address the material weaknesses with respect to input VAT calculation and financial statements review, including (i) the hire of additional competent and qualified tax personnel with appropriate knowledge and work experience of taxation; (ii) the enhancement and improvement of the internal controls in relation to preparation and checking of calculation and supporting schedules for input VAT; and (iii) the enhancement and improvement of the internal controls in relation to financial statements review by improving the precision level of the review.

As of December 31, 2023, based on an assessment performed by our management on the effectiveness of the remediation measures mentioned above, we concluded that the aforementioned material weaknesses related to (i) operating deficiency in the controls relating to the preparation and checking of the input VAT calculation and (ii) lack of effective financial statements review so as to detect material misstatements in our company’s consolidated financial statements in our internal control over financial reporting previously identified as of December 31, 2022 were remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Jinling Zhang, a member of our audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.    CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August, 2018. We have posted a copy of our code of business conduct and ethics on our website at ir.viomi.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	6,150	5,200

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 26, 2020, our board of directors approved a share repurchase plan whereby we were authorized to repurchase up to US$10 million worth of our company’s Class A ordinary shares in the form of ADS. The share repurchase plan was publicly announced on March 26, 2020 and ended on March 25, 2021.

On October 14, 2021, our board of directors approved a share repurchase plan whereby we were authorized to repurchase up to US$10 million worth of our company’s Class A ordinary share in the form of ADS over the twelve-month period ended October 13, 2022. The share repurchase plan was publicly announced on October 14, 2021 and ended on October 13, 2022.

On October 25, 2022, our board of directors approved a share repurchase plan whereby we were authorized to repurchase up to US$10 million worth of our company’s Class A ordinary share in the form of ADS over the twelve-month period ended October 24, 2023. The share repurchase plan was publicly announced on October 25, 2022.

On October 18, 2023, our board of directors approved an extension of our existing share repurchase plan for another 12 months, with no increase in the authorized amount. The extension of the share repurchase plan was publicly announced on October 23, 2023 and the program will end on October 24, 2024.

The following table sets forth a summary of our repurchase of the ADSs under the share repurchase plans described in the paragraph above between January 1, 2023 and February 29, 2024. All shares were repurchased in the open market pursuant to the share repurchase plans.

			Total Number	Approximate
			of ADSs	Dollar value of
			Purchased as	ADSs that
	Total Number	Average Price	Part of the	May Yet Be
	of ADSs	Paid per	Publicly	Purchased Under
Period	Purchased	ADS	Announced Plans	the Plans
January 2023	30,124	1.0680	30,124	9,779,300
February 2023	775	1.1000	775	9,778,447
March 2023	146,291	1.0449	146,291	9,625,594
April 2023	70,283	0.9438	70,283	9,559,264
May 2023	118,897	0.8742	118,897	9,455,329
June 2023	71,464	0.9306	71,464	9,388,825
September 2023	100	0.9330	100	9,388,732
December 2023	530,000	0.9109	530,000	8,905,980

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we have elected to rely on home country practice exemption from the requirements of Rule 5605 that audit committees must be comprised of three or more directors and that compensation and nomination committees must be comprised only of independent directors. In addition, we opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders and amending our share incentive plans without the shareholder approval. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

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

ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.   INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.   CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host and application layers. It integrates a range of security capabilities, such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party business partners, such as third-party network partners and third-party e-commerce platforms, a solid incident response framework and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats. Our internal control department also performs regular self-assessments and produces annual assessment reports.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our corporate governance and nominating committee of our board of directors is responsible for overseeing our cybersecurity risk management and is informed on risks from cybersecurity threats. Our board of directors/The corporate governance and nominating committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our Company.

On the management level, our chief executive officer and cybersecurity officer, or the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers report to our corporate governance and nominating committee (i) on a quarterly basis regarding their assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations and (ii) on disclosure concerning cybersecurity matters in our Form 6-K for material cybersecurity incidents (if any) and our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and relevant assessment results to our corporate governance and nominating committee and our corporate governance and nominating committee will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our Cybersecurity Risk Management Officers shall promptly prepare disclosure material for review and approval by our corporate governance and nominating committee before it is disseminated to the public.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 23, 2020 (File No. 001-38649))
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F filed on April 23, 2020 (File No. 001-38649))
4.3*	Amendment No.1 to 2015 Share Incentive Plan
4.4*	Amendment No.1 to 2018 Share Incentive Plan
4.5

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 28,  2018 (File No. 333-227063))

4.6	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
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

4.11

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

4.12

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

4.18

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

4.19*	English Translation of Business Cooperation Agreement between Foshan Viomi and Xiaomi dated May 6, 2023
8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document – this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded with the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viomi Technology Co., Ltd

By:	/s/ Xiaoping Chen
	Name:	Xiaoping Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date:April 25, 2024

VIOMI TECHNOLOGY CO., LTD

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Net Realizable Value (“NRV”) of Inventories

As described in Notes 2(k) and 7 to the consolidated financial statements, the gross balances of raw materials and finished goods were RMB508,253 thousands, against which provisions for inventories write-downs of RMB66,034 thousands were recognized as of December 31, 2023. Inventories were stated at the lower of cost or NRV. The NRV was determined based on the estimated net selling prices less the estimated costs to completion and other costs necessary to make the sale. Determination of estimated net selling prices of finished goods, estimated costs to completion and other costs necessary to make the sale required significant management judgements, taking into consideration historical actual information and expected future market trends.

The principal considerations for our determination that performing procedures relating to assessment of NRV of inventories is a critical audit matter are the significant judgments made by management in determining the estimated net selling prices of finished goods, the estimated costs to completion and other costs necessary to make the sale, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the estimated net selling prices of finished goods, the estimated costs to completion and other costs necessary to make the sale.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of NRV of raw materials and finished goods. These procedures also included, among others, (i) testing the appropriateness of management’s estimation process of NRV of raw materials and finished goods; (ii) testing the completeness and accuracy of underlying data used in the NRV model, which was based on historical actual information and taking into consideration expected future market trends, and testing the aging of inventories as of December 31, 2023; (iii) evaluating the reasonableness of management’s estimates of costs to completion and other costs necessary to make the sale by considering the relevant historical actual information; and (iv) evaluating the reasonableness of management’s significant assumptions in determining the estimated net selling prices of finished goods. Evaluating management’s assumptions in determining the estimated net selling prices of finished goods involved comparison of the estimated net selling prices to the prices from publicly available market data and the actual prices of any relevant sales transactions subsequent to year-end.

/s/PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 25, 2024

We have served as the Company’s auditor since 2018.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	737,139	491,715	69,257
Restricted cash	76,070	144,640	20,372
Short-term deposits	171,541	365,838	51,527
Short-term investments	197,058	70,369	9,911
Accounts and notes receivable from third parties (net of allowance of RMB87,563 and RMB80,409 as of December 31, 2022 and December 31, 2023, respectively )	241,652	226,802	31,944
Accounts receivable from a related party (net of allowance of RMB272 and RMB325 as of December 31, 2022 and December 31, 2023, respectively )	360,497	324,223	45,667
Other receivables from related parties (net of allowance of RMB19 and nil as of December 31, 2022 and December 31, 2023, respectively )	25,021	224	32
Inventories	502,291	442,219	62,285
Prepaid expenses and other current assets	183,708	186,672	26,292
Long-term deposits-current portion	—	30,000	4,225
Total current assets	2,494,977	2,282,702	321,512
Non-current assets
Prepaid expenses and other non-current assets	22,856	18,824	2,651
Property, plant and equipment, net	236,432	342,985	48,308
Deferred tax assets	12,660	10,990	1,548
Intangible assets, net	13,671	10,901	1,535
Right-of-use assets, net	14,649	4,971	700
Land use rights, net	60,449	59,177	8,335
Long-term deposits-non-current portion	30,000	—	—
Long-term investment	—	23,838	3,358
Total non-current assets	390,717	471,686	66,435
Total assets	2,885,694	2,754,388	387,947
Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of RMB377,839 and RMB348,876 as of December 31, 2022 and 2023, respectively)	844,058	666,333	93,851
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB81,434 and RMB101,513 as of December 31, 2022 and 2023, respectively)	118,369	131,338	18,499
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB11,548 and RMB14,595 as of December 31, 2022 and 2023, respectively)	11,548	18,468	2,601
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB223,080 and RMB152,613 as of December 31, 2022 and 2023, respectively)	308,845	302,214	42,565
Short-term borrowing (including short-term borrowing of the consolidated VIEs without recourse to the Company of nil and RMB100,000 as of December 31, 2022 and 2023, respectively)	—	100,000	14,085
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Company of RMB16,151 and RMB17,349 as of December 31, 2022 and 2023, respectively)	16,674	17,779	2,504
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB4,138 and RMB2,019 as of December 31, 2022 and 2023, respectively)	7,233	2,410	339
Long-term borrowing-current portion	20,215	28,029	3,948
Total current liabilities	1,326,942	1,266,571	178,392
Non-current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB8,245 and RMB12,766 as of December 31, 2022 and 2023, respectively)	8,245	12,766	1,799
Long-term borrowing	114,552	128,701	18,127
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of RMB6,040 and RMB1,503 as of December 31, 2022 and 2023, respectively)	6,792	2,713	382
Total non-current liabilities	129,589	144,180	20,308
Total liabilities	1,456,531	1,410,751	198,700
Commitments and contingencies (Note 21)
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,539,463 and 101,902,544 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,854,550 and 102,764,550 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	6	6	1
Treasury stock	(74,703)	(81,143)	(11,429)
Additional paid-in capital	1,357,397	1,353,634	190,655
Retained earnings	174,385	89,711	12,636
Accumulated other comprehensive loss	(24,335)	(14,328)	(2,018)
Total equity attributable to shareholders of Viomi Technology Co., Ltd (the “Company”)	1,432,756	1,347,886	189,846
Non-controlling interests	(3,593)	(4,249)	(599)
Total shareholders’ equity	1,429,163	1,343,637	189,247
Total liabilities and shareholders’ equity	2,885,694	2,754,388	387,947

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues:
A related party	2,295,569	1,403,354	1,317,314	185,540
Third parties	3,008,266	1,829,377	1,176,072	165,646
Total net revenues	5,303,835	3,232,731	2,493,386	351,186
Cost of revenues	(4,105,767)	(2,495,638)	(1,923,866)	(270,971)
Gross profit	1,198,068	737,093	569,520	80,215
Operating expenses:
Research and development expenses	(311,786)	(299,950)	(222,911)	(31,396)
Selling and marketing expenses	(751,011)	(614,887)	(401,766)	(56,588)
General and administrative expenses	(97,730)	(121,702)	(81,508)	(11,480)
Total operating expenses	(1,160,527)	(1,036,539)	(706,185)	(99,464)
Other income, net	27,128	22,135	17,510	2,466
Income (loss) from operations	64,669	(277,311)	(119,155)	(16,783)
Interest income and investment income, net	28,589	10,368	29,893	4,210
Other non-operating income	1,372	2,487	1,664	234
Income (loss) before income tax expenses	94,630	(264,456)	(87,598)	(12,339)
Income tax expenses	(5,739)	(18,174)	(1,735)	(244)
Net income (loss)	88,891	(282,630)	(89,333)	(12,583)
Less: Net income (loss) attributable to the non-controlling interest shareholders	286	(7,115)	(4,659)	(656)
Net income (loss) attributable to ordinary shareholders of the Company	88,605	(275,515)	(84,674)	(11,927)
Net income (loss) attributable to the Company	88,605	(275,515)	(84,674)	(11,927)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(13,736)	48,785	10,007	1,409
Total comprehensive income (loss) attributable to the Company	74,869	(226,730)	(74,667)	(10,518)
Net income (loss) per share attributable to ordinary shareholders of the Company:
-Basic	0.42	(1.32)	(0.41)	(0.06)
-Diluted	0.40	(1.32)	(0.41)	(0.06)
Weighted average number of ordinary shares used in calculating net income per share
-Basic	209,551,821	208,341,011	206,360,586	206,360,586
-Diluted	220,735,997	208,341,011	206,360,586	206,360,586

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

									Accumulated	Total Equity
					Additional				Other	Attributable	Non-	Total
	Class A ordinary shares		Class B ordinary shares		Paid-in	Treasury stock		Retained	Comprehensive	to Shareholders	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Loss	of the Company	Interest	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	104,163,686	6	103,554,546	6	1,278,004	4,232,169	(54,600)	363,051	(59,384)	1,527,083	3,236	1,530,319
Net income attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	88,605	—	88,605	286	88,891
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	47,405	—	—	—	—	47,405	—	47,405
Class B ordinary shares converted to Class A ordinary shares	339,999	—	(339,999)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	3,011,064	—	—	—	9,941	—	—	—	—	9,941	—	9,941
Capital injection in a subsidiary from an investor	—	—	—	—	175	—	—	—	—	175	—	175
Repurchase of shares	(1,997,970)	—	—	—	—	1,997,970	(12,068)	—	—	(12,068)	—	(12,068)
Appropriation to statutory reserves	—	—	—	—	1,756	—	—	(1,756)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(13,736)	(13,736)	—	(13,736)
Balance as of December 31, 2021	105,516,779	6	103,214,547	6	1,337,281	6,230,139	(66,668)	449,900	(73,120)	1,647,405	3,522	1,650,927

Balance as of January 1, 2022	105,516,779	6	103,214,547	6	1,337,281	6,230,139	(66,668)	449,900	(73,120)	1,647,405	3,522	1,650,927
Net loss attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	(275,515)	—	(275,515)	(7,115)	(282,630)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	19,560	—	—	—	—	19,560	—	19,560
Class B ordinary shares converted to Class A ordinary shares	359,997	—	(359,997)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	956,256	—	—	—	556	—	—	—	—	556	—	556
Repurchase of shares	(2,293,569)	—	—	—	—	2,293,569	(8,035)	—	—	(8,035)	—	(8,035)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	48,785	48,785	—	48,785
Balance as of December 31, 2022	104,539,463	6	102,854,550	6	1,357,397	8,523,708	(74,703)	174,385	(24,335)	1,432,756	(3,593)	1,429,163

Balance as of January 1, 2023	104,539,463	6	102,854,550	6	1,357,397	8,523,708	(74,703)	174,385	(24,335)	1,432,756	(3,593)	1,429,163
Net loss attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	(84,674)	—	(84,674)	(4,659)	(89,333)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	106	—	—	—	—	106	—	106
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	10,007	10,007	—	10,007
Post-IPO Class B Ordinary shares converted to Post-IPO Class A Ordinary shares	90,000	—	(90,000)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	176,883	—	—	—	19	—	—	—	—	19	—	19
Repurchase of ordinary shares	(2,903,802)	—	—	—	—	2,903,802	(6,440)	—	—	(6,440)	—	(6,440)
Capital injection in a subsidiary from a non-controlling interest shareholder	—	—	—	—	(3,888)	—	—	—	—	(3,888)	4,003	115
Balance as of December 31, 2023	101,902,544	6	102,764,550	6	1,353,634	11,427,510	(81,143)	89,711	(14,328)	1,347,886	(4,249)	1,343,637

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income (loss)	88,891	(282,630)	(89,333)	(12,583)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,148	88,494	64,881	9,138
Inventory write-down	8,103	32,846	31,135	4,385
Share-based compensation	47,405	19,560	106	14
Allowance for doubtful accounts	25,541	52,997	13,894	1,957
Deferred income tax (benefits) expenses	(21,115)	22,644	1,670	235
Investment income	(1,369)	(7,350)	(1,424)	(201)
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	99,877	7,505	1,000	141
Accounts receivable from a related party	287,690	(39,462)	36,211	5,100
Inventories	(145,079)	41,214	28,937	4,076
Prepaid expenses and other current assets	(76,193)	(25,710)	521	73
Other receivables from related parties	(266)	63,432	24,815	3,495
Amounts due to related parties	(118,777)	6,133	6,920	975
Interest received relating to the investment income recognized in previous year	2,785	3,243	712	100
Accounts and notes payable	67,737	(225,050)	(177,725)	(25,032)
Advances from customers	(12,981)	18,737	12,969	1,827
Income tax payables	(7,619)	(26,669)	1,105	156
Accrued expenses and other liabilities	3,202	(29,220)	(50,720)	(7,143)
Lease liabilities	(11,012)	(4,883)	(8,902)	(1,253)
Net cash provided by (used in) operating activities	308,968	(284,169)	(103,228)	(14,540)
Cash flows from investing activities
Purchase of equipment	(99,448)	(195,555)	(110,127)	(15,511)
Purchase of lease hold improvement	(3,991)	—	(3,080)	(434)
Purchase of intangible assets	(6,733)	(4,405)	(398)	(56)
Placement of long-term investments	—	—	(23,838)	(3,358)
Purchase of short-term investments	(1,796,620)	(347,971)	(110,860)	(15,614)
Maturity of short-term investments	1,663,489	983,887	238,261	33,558
Disposal of property and equipment	—	132	1,543	217
Placement of short-term deposits	(164,761)	(171,541)	(190,427)	(26,821)
Maturities of short-term deposits	162,743	—	—	—
Placement of long-term deposits	(30,000)	—	—	—
Maturities of long-term deposits	10,000	50,000	—	—
Net cash (used in) provided by investing activities	(265,321)	314,547	(198,926)	(28,019)
Cash flows from financing activities
Proceeds from exercise of vested share options	12,920	2,936	19	3
Receipt of borrowing	16,106	118,662	121,963	17,178
Capital injection in subsidiaries from an investor or a non-controlling shareholder	175	—	115	16
Repurchase of ordinary shares	(12,068)	(8,035)	(6,440)	(907)
Net cash provided by financing activities	17,133	113,563	115,657	16,290
Effect of exchange rate changes on cash and cash equivalents	(12,703)	46,482	9,643	1,360
Net increase (decrease) in cash and cash equivalents and restricted cash	48,077	190,423	(176,854)	(24,909)
Cash and cash equivalents and restricted cash at the beginning of the year	574,709	622,786	813,209	114,538
Cash and cash equivalents and restricted cash at the end of the year	622,786	813,209	636,355	89,629
Including:
Cash and cash equivalents at the end of the year	586,955	737,139	491,715	69,257
Restricted cash at the end of the year	35,831	76,070	144,640	20,372
Supplemental disclosures of cash flow information:
Cash paid for income tax, net	(34,446)	(22,802)	(187)	(26)
Acquisition of equipment in form of other payable	60,507	16,075	53,235	7,498

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

In November 2020, the Group entered into an agreement with Sunglow Wealth HK Limited (“Sunglow”) to sell 1% of equity interests of Guangdong Lizi Technology Co. Ltd. (“Guangdong Lizi”) for a consideration of RMB175. Meanwhile, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021. The Group therefore did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2021. The conditions had not been fulfilled by December 31, 2023 and therefore the Group did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2023.

As of December 31, 2023, details of the Company’s principal subsidiaries and VIEs were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	335,476	285,338
Short-term investments	189,275	51,864
Accounts receivable from third parties (net of allowance of RMB72,193 and RMB63,779 as of December 31, 2022 and 2023, respectively)	150,686	189,983
Accounts receivable from a related party (net of allowance of RMB272 and RMB320 as of December 31, 2022 and 2023, respectively)	360,497	319,842
Amounts due from Group companies	707,458	725,171
Inventories	281,649	248,614
Other assets	427,598	503,423
Total assets	2,452,639	2,324,235
Accounts and notes payable	377,839	348,876
Amounts due to Group companies	1,043,056	1,002,435
Accrued expenses and other liabilities	231,325	165,379
Other liabilities	119,311	236,979
Total liabilities	1,771,531	1,753,669

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue from Group companies (1)	131,379	220,607	114,889
Revenue from a related party and third parties	4,859,414	2,805,557	2,123,580

Cost from Group companies	1,291,468	49,359	144,897
Cost from a related party and third parties	2,870,809	2,355,718	1,688,405

Net loss	(60,908)	(237,517)	(81,057)

Net cash used in operating activities with Group companies	(794,936)	(958,297)	(597,354)
Net cash provided by operating activities with third parities	1,248,860	537,068	632,235
Net cash (used in) provided by investing activities with Group companies	(83,325)	7,280	16,866
Net cash (used in) provided by investing activities with third parties	(233,934)	461,320	(82,035)
Net cash used in financing activities with Group	(156,406)	(60,361)	(44,574)
Net cash provided by financing activities with third parties	—	—	100,000

(1)	Inter-company revenues between VIEs and other subsidiaries

VIEs sell certain products and provide marketing services to other subsidiaries. For the years ended December 31, 2021, 2022 and 2023, the inter-company sales recognized by VIEs to Equity subsidiaries are RMB131.3 million, RMB195.8 million and RMB99.4 million, respectively. And the inter-company sales recognized by VIEs to Primary beneficiaries of VIEs and their subsidiaries for the year ended December 31, 2021, 2022 and 2023 are RMB0.1 million, RMB24.8 million and RMB15.5 million, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB7.0999 on December 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Inventories are stated at the lower of cost or net realizable value (“NRV”). Inventory costs are calculated on the actual cost basis including expenses that are directly or indirectly incurred in the purchase, and production of manufactured product. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down the value for inventories when their costs are lower than the NRV. The NRV is determined based on the estimated net selling prices less the estimated costs to completion and other costs necessary to make the sale. Determination of estimated net selling prices of finished goods, estimated costs to completion and other costs necessary to make the sale required significant management judgements, taking into consideration historical actual information and expected future market trends.

(l)	Long-term deposits

Long-term deposits represent time deposits placed with banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income.

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

	Estimated useful lives	Residual rate
Buildings	20 years	5%
Computers and equipment	2-10 years	0%-5%
Vehicle	4 years	5%

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(n)Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the longlived assets to the estimated undiscounted future cash flows expected to result from the use of the assetsIf the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the recoverable amount of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2022 and 2023.

(o)	Long-term investment

For an investee over which the Company has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in interest income and investment income, netin the consolidated statements of comprehensive income.

(p)	Land use rights

Land use rights are recorded at cost less accumulated amortization and impairment, if any. Amortization is calculated on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate.

(q)	Intangible assets

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(r)	Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow lessees to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in property and equipment, net. All other leases are categorized as operating leases. All the leases recognized by the Company were classified as operating leases for the years presented.

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

(s)	Revenue recognition

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

The Group’s revenue is primarily derived from (i) IoT @Home portfolio including sweeper robots, air conditioning systems and other smart devices, (ii) Home water solutions, which are composed of smart water purification systems, (iii) consumable products complementary to the Group’s IoT smart home products, such as water purifier filters, (iv) Small appliances and others refer to the value-added businesses. Refer to Note 13 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2021, 2022 and 2023.

1)	The Group conducts its business through various contractual arrangements, the following table disaggregates the Group’s revenue by type of contract for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sales of products to Xiaomi	2,295,569	1,403,354	1,317,314
—Xiaomi-branded products	2,021,117	1,154,689	1,158,983
—Viomi-branded products	274,452	248,665	158,331
Sales of products and rendering of services to third-party customers	3,008,266	1,829,377	1,176,072
	5,303,835	3,232,731	2,493,386

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

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. Water purifiers products were previously entitled to second instalment payments but second instalment payment arrangement has stopped for water purifiers products since the first quarter of 2020. For the years ended December 31, 2021, 2022 and 2023, net revenues earned from second installment payment arrangement represented 2.0%, 2.8% and 2.8% of total revenue from Xiaomi, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

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

-  Rendering of services

The Group provides installation service to end customers for designated Viomi-branded products without separate charge. The end customers have the right, not the obligation, to ask the Group to provide installation service. The installation service is considered being distinct and accounted for as a separate performance obligation as the products and installation services are not inputs into a combined item the end customer has contracted to receive. In addition, the Group does not provide any significant integration, modification, or customization services. It can fulfill its obligation to transfer each of the products or services separately. End customers do not always exercise their rights to ask for installation services as the installation may not be complicated and could be done by end customers themselves. Therefore, the Group expects to be entitled to a breakage amount in the contract liabilities related to installation services. The Group estimates the breakage portion based on historical customers’ requests and recognizes estimated breakage as revenue in proportion to the pattern of rights exercised by end customers on a semi – annually basis. Changes in estimated breakage should be accounted for by adjusting contract liabilities to reflect the remaining rights expected to be exercised.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

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

-  Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 45 days or 60 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 or 60 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. For the years ended December 31, 2021, 2022 and 2023, the expected sales return was RMB5,593, RMB2,351 and RMB839. Accordingly the Group recognizes an expected return asset of RMB3,189, RMB1,350 and RMB508 and a refund liability of RMB6,320, RMB2,656 and RMB948 as of December 31, 2021, 2022 and 2023, respectively. The Group would update its estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. The Group would assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired. Further, the Group might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to the Group by the e-commerce platforms. The Group evaluates each type of incentives or fees to be paid in accordance with ASC 606. Considering that the Group either does not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis, the Group reduces the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms.

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. For the years ended December 31, 2021, 2022 and 2023, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms in a bundle transaction. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)
3)	Warranty

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

Value added taxes (“VAT”) on sales is calculated at 13% after April 1, 2019. The Group reports revenue net of VAT. Subsidiaries and VIEs that are VAT general taxpayers are allowed to offset qualified VAT paid against their output VAT liabilities.

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

As of December 31, 2022 and 2023 accounts and notes receivable were RMB689,984 and RMB631,760, respectively. During the year ended December 31, 2022, the Group recognized impairments, net of recoveries, for accounts receivable from customers amounted to RMB53,082 and in the year ended December 31, 2023, the Group reverse RMB7,101.

Contract liabilities consist of deferred revenue related to the Group’s provision of installation services and membership services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

As of December 31, 2022 and 2023, deferred revenue were RMB2,130 and RMB3,318, respectively. During the years ended December 31, 2022 and 2023, the Group recognized revenue of installation services amounted to RMB3,154 and RMB2,130, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize approximately RMB3,285 and RMB33 of the unearned amount for the Group’s remaining performance obligations related to installation services and membership service in 2024, respectively. During the years ended December 31, 2022 and 2023, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(t)	Cost of revenues

Cost of revenues consists primarily of material costs, warranty, consignment manufacturing cost, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products.

(u)	Research and development expenses

Research and development expenses primarily consist of salaries and benefits as well as share-based compensation for research and development personnel, materials, general expenses and depreciation expenses associated with research and development activities.

(v)	Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB173,642, RMB187,417 and RMB123,083 for the years ended December 31, 2021, 2022 and 2023. The shipping expenses amounted to RMB248,609, RMB200,695 and RMB109,835 for the years ended December 31, 2021, 2022 and 2023, respectively.

(w)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

(x)	Government subsidies

Government subsidies represent tax refund and government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive income when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB30,147, RMB23,192 and RMB16,335 of subsidy income for the years ended December 31, 2021, 2022 and 2023, respectively.

(y)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB34,291, RMB 21,465 and RMB26,994 for the years ended December 31, 2021, 2022 and 2023, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(z)	Share-based compensation

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

(aa)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(bb)	Comprehensive income

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

(cc)	Statutory reserves

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

During the years ended December 31, 2021, appropriations to statutory reserve funds amounted to RMB1,756. There were no appropriations to statutory reserve funds during the year ended December 2022 and 2023. Statutory reserve funds amounting to RMB12,517 and RMB 12,517 were recognized in additional paid-in capital as of December 31, 2022 and 2023, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(dd)	Income per share

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

(ee)	Related parties

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

(ff)	Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors/CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns a majority of the revenues from external customers attributed to the PRC.

(gg)	Current expected credit losses

The Group’s accounts and notes receivable and other receivables from related parties and third parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related accounts and notes receivable and other receivables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the year ended December 31, 2021, 2022 and 2023, the Group recorded expected credit loss of RMB25,541, RMB52,997 and RMB13,894, respectively in general and administrative expenses. As of December 31, 2022 and 2023, the expected credit loss provision for the accounts and notes receivable and other receivables is RMB87,854 and RMB80,734 respectively. The decrease is primarily due to the fact that management has written of certain long aged balances which were deemed uncollectible.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(gg)	Current expected credit losses (Continued)

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable and other receivables from related parties for the year ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	34,857	87,854
Current year provision	61,336	24,915
Reversals	(8,339)	(11,021)
Write off	—	(21,014)
Balance at end of the year	87,854	80,734

(hh)	Recently issued accounting pronouncements not yet adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group are currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Concentration risk of accounts and notes receivable from third parties are presented as below:

	As of December 31,
	2022		2023
	RMB		RMB
Company A	125,971	52%	133,882	59%

Concentration risk of accounts receivable from a related party are presented as below:

	As of December 31,
	2022		2023
	RMB		RMB
Xiaomi	360,497	100%	324,223	100%

Concentration risk of other receivables from related parties are presented as below:

	As of December 31,
	2022		2023
	RMB		RMB
Xiaomi	25,021	100%	218	97%

(c)	Revenue concentration risk

	Year ended December 31,
	2021		2022		2023
	RMB		RMB		RMB
Xiaomi	2,295,569	43%	1,403,354	43%	1,317,314	53%

The revenue generated from Xiaomi included sale of both Xiaomi-branded and Viomi-branded products. Revenue from sale of Viomi-branded products amounted to RMB274,452, RMB248,665 and RMB158,331 for the years ended December 31, 2021, 2022 and 2023, respectively.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institution. Cash and cash equivalents balance as of December 31, 2022 and 2023 primarily consist of the following currencies:

	As of December 31, 2022		As of December 31, 2023
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	440,557	440,557	345,575	345,575
US$	42,584	296,582	20,633	146,140
Total		737,139		491,715

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

5.	RESTRICTED CASH

As of December 31, 2022 and 2023, the Group held restricted cash of RMB76,070 and RMB144,640 respectively in designated bank accounts, which were composed of the deposit required for issuing bank acceptance bills of RMB56,655 and RMB119,934 respectively and the judicial frozen funds. As of December 31, 2022 and 2023, the Group held the deposit for issuing bank acceptance bills of RMB56,655 and RMB119,934 respectively, and the judicial frozen funds of RMB19,415 and RMB24,706 respectively.

6.	SHORT-TERM INVESTMENTS

Short-term investments represent structured deposits with maturities of less than one year. Short-term investments balance as of December 31, 2022 and 2023 is denominated in RMB, amounted to RMB197,058 and RMB70,369 respectively.

7.	INVENTORIES

Inventories consisted of the followings:

	As of December 31,
	2022	2023
	RMB	RMB
Finished goods	207,078	295,967
Raw materials	349,226	212,286
Gross	556,304	508,253
Less: provisions for inventories write-downs	(54,013)	(66,034)
Net	502,291	442,219

8.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2022	2023
	RMB	RMB
Advances to suppliers	139,306	113,634
Other receivables	44,697	73,110
Prepayment for equipment	15,976	15,855
Lease hold improvement	5,234	2,389
Expected return assets	1,351	508
Total	206,564	205,496
Less: non-current portion	(22,856)	(18,824)
Prepaid expenses and other assets-current portion	183,708	186,672

9.	LONG-TERM DEPOSITS

Long-term deposits balance as of December 31, 2022 and 2023 is denominated in RMB, amounted to RMB30,000 and nil respectively. The long - term deposits will mature on December 16, 2024 and therefore was classified as current assets on December 31, 2023.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Computers and equipment	266,085	294,558
Buildings	—	258,910
Construction in progress	166,480	—
Vehicle	759	2,161
Total	433,324	555,629
Less: accumulated depreciation	(196,892)	(212,644)
Property, plant and equipment, net	236,432	342,985

The Group had recorded depreciation expense of RMB55,124, RMB 80,161 and RMB46,971 for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment was recorded for the years ended December 31, 2021, 2022 and 2023.

11.	LAND USE RIGHTS, NET

In 2020, the Group obtained a land use right in Foshan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Land use rights	63,618	63,618
Less: Accumulated amortization	(3,169)	(4,441)
Land use right, net	60,449	59,177

The total amortization expense for the year ended December 31, 2022 and 2023 amounted to approximately RMB1,273 and RMB1,272.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB
Accrued payroll and welfare	76,468	76,521
Freight payable	29,533	18,556
Deposit from suppliers	36,909	43,872
Installation fee payables	6,609	7,243
Product warranty	28,292	35,213
Marketing and promotion expenses	47,124	23,657
Payment for purchase of property	16,075	53,235
Other tax payable	3,474	1,572
Professional fee payables	4,265	6,866
Refund liabilities	2,656	948
Other current liabilities	65,685	47,297
Total	317,090	314,980
Less: non-current portion	(8,245)	(12,766)
Accrued expenses and other liabilities-current portion	308,845	302,214

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2021	28,796
Provided during the year	51,161
Utilized during the year	(51,665)
Balance at December 31, 2022	28,292
Provided during the year	63,767
Utilized during the year	(56,846)
Balance at December 31, 2023	35,213

13.	REVENUE

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sales of products
- IoT @ Home portfolio	3,400,966	1,619,941	1,220,852
- Home water solutions	742,912	681,054	604,012
- Consumables	367,021	358,442	314,372
- Small appliances and other products	708,260	494,943	298,410
Total of sales of products	5,219,159	3,154,380	2,437,646
Rendering of services	84,676	78,351	55,740
Total	5,303,835	3,232,731	2,493,386

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2022 and 2023 are approximately RMB693,623 and RMB622,290, respectively. The Company does not intend to have any of its subsidiaries located in the PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2022 and 2023.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expenses	26,854	(4,470)	65
Deferred tax (benefit) expense	(21,115)	22,644	1,670
Income tax expenses	5,739	18,174	1,735

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income (loss) from operations in the PRC	89,126	(272,186)	(80,815)
Income (loss) from overseas entities	5,504	7,730	(6,783)
Income (loss) before income tax	94,630	(264,456)	(87,598)
Tax expense (benefit) at PRC enterprise income tax rate of 25%	23,658	(66,114)	(21,899)
Income tax on tax holiday(1)	(16,872)	6,310	(6,743)
Tax effect of permanent differences(2)	(28,303)	(30,550)	(18,621)
Change in valuation allowance(3)	22,153	107,603	46,724
Effect of share-based compensation	7,111	2,934	16
Effect of income tax in jurisdictions other than the PRC	(2,008)	(2,009)	2,258
Income tax expenses	5,739	18,174	1,735
(1)	The income tax on tax holidays represents the effect of preferential income tax rate enjoyed by Foshan Viomi, Guangdong Lizi and Yunmi Hulian. Foshan Viomi was qualified as an HNTE and enjoyed the beneficial tax rate of 15% for the three years ended December 31, 2021, 2022 and 2023. Foshan Viomi applied for HNTE qualification renewal in 2022, and obtained approval in December 2022. It is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2022 and should apply for HNTE qualification renewal in 2025. Guangdong Lizi applied for HNTE qualification renewal in 2023. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2023 and should apply for HNTE qualification renewal in 2026. Yunmi Hulian applied for the HNTE qualification and obtained approval in December 2021. It is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2021 and should apply for HNTE qualification renewal in 2024.
(2)	The permanent book-tax differences mainly consisted of R&D super deductions.
(3)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance for the years ended December 31, 2021, 2022 and 2023 were provided for net operating loss carry forward of certain group entities which reported loss because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of their future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense (Continued)

The per share effect of the tax holidays are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net income per share effect – basic	0.02	0.06	0.01
Net income per share effect – diluted	0.02	0.06	0.01

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Accrued expenses and others	21,935	22,219
Net operating loss carry forwards	151,463	193,865
Inventories write downs	1,040	3,397
Deferred income	86	97
Total deferred tax assets	174,524	219,578
Less: valuation allowance	(161,864)	(208,588)
Deferred tax assets, net	12,660	10,990

Movement of valuation allowance

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	32,926	54,261	161,864
Provided	21,335	107,603	46,724
Balance at end of the year	54,261	161,864	208,588

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2022, the Company had 104,539,463 Class A Ordinary Shares and 102,854,550 Class B Ordinary Shares outstanding, respectively.

During the year ended December 31, 2023, 176,883 Class A Ordinary Shares were issued for the exercised share options. In addition, 90,000 Class B Ordinary Shares were converted into Class A Ordinary Shares. Moreover, 2,903,802 Class A Ordinary Shares were repurchased by the Group.

As of December 31, 2023, the Company had 101,902,544 Class A Ordinary Shares and 102,764,550 Class B Ordinary Shares outstanding, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Share-based compensation expenses
—Share options(a)	47,405	19,560	106

(a)	Share options

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

For the year ended December 31, 2021, the Company granted 3,840,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

For the year ended December 31, 2022, the Company granted 1,010,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

For the year ended December 31, 2023, the Company didn’t grante share options to employees pursuant to the 2018 Share Incentive Plan.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2022 and 2023 are summarized in the following table:

	As of December 31,
	2022	2023
Risk-free interest rate	3.98%	NA
Expected volatility	43.60%	NA
Expected life of option (years)	10	NA
Expected dividend yield	—	NA
Fair value per ordinary share	US$0.12	NA

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

A summary of the stock option activity under the 2015 Share Incentive Plan and 2018 Share Incentive Plan for the years ended December 31, 2021, 2022 and 2023 is included in the table below.

			Weighted
			average
			remaining	Aggregate
	Number of	Weighted average	contractual	intrinsic
	options	exercise price (US$)	life (years)	value (US$)
Outstanding at January 1, 2021	26,106,599	0.74	8.08	30,299
Granted	3,840,000	1.10	—	—
Forfeited	(4,709,197)	0.81	—	—
Exercised	(3,011,064)	0.43	—	—
Outstanding at December 31, 2021	22,226,338	0.80	7.41	26,813
Granted	1,010,000	1.10	—	—
Forfeited	(2,537,466)	0.98	—	—
Exercised	(956,256)	0.44	—	—
Outstanding at December 31, 2022	19,742,616	0.81	6.49	22,974
Granted	—	—	—	—
Forfeited	(5,047,307)	0.78	—	—
Exercised	(176,883)	0.03	—	—
Outstanding at December 31, 2023	14,518,426	0.83	5.58	15,552,713
Exercisable as of December 31, 2023	10,480,426	0.72	4.96	12,576,573
Expected to vest as of December 31, 2023	3,634,200	1.10	7.17	2,678,526

The weighted average grant date fair value of options granted for the years ended December 31, 2022 and 2023 was RMB7.66 (US$1.1) and nil per option, respectively.

As of December 31, 2022 and 2023, there was RMB21,025 and RMB5,454 of unrecognized compensation expenses related to the options, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2023, there were RMB10,284 of unrecognized compensation expenses related to restricted shares granted to Sunglow for which the performance conditions had not been met and are expected to be recognized when the performance conditions are achieved under the requirement of ASC718.

17.	NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income (loss) available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income (loss) attributable to ordinary shareholders of the Company	88,605	(275,515)	(84,674)

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	209,551,821	208,341,011	206,360,586
Dilutive effect of share options	11,184,176	—	—
Denominator for diluted calculation	220,735,997	208,341,011	206,360,586

Basic net income (loss) per ordinary share	0.42	(1.32)	(0.41)
Diluted net income (loss) per ordinary share	0.40	(1.32)	(0.41)

18.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Mr. Chen	Founder
Xiaomi	Shareholder of the Group

The Group’s relationship with Xiaomi

Xiaomi is the Group’s strategic partner and shareholder.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Transaction with Xiaomi

Business cooperation agreement

The current business corporation agreement entered into in 2023 with Xiaomi governs all the Group’s sales to Xiaomi. It will expire in March 2025.

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

Under the commission sales agreement, the Group shall pay a service fee, calculated as certain portion of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of the Group’s products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or the Group’s official offline sales channel, including in the event of sales or promotion. Refer to Note 18 (5) to the consolidated financial statements for the commission expenses charged by Youpin for the years ended December 31, 2021, 2022 and 2023.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)
(1)	Amount due from/to related parties

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable from a related party:
Xiaomi(a)	360,497	324,223

Other receivables from related parties:
Sales receivable from Xiaomi(b)	24,802	—
Other receivables from Xiaomi	219	218
Others	—	6
Total	25,021	224

Amounts due to related parties:
Purchase and other payable to Xiaomi(a)	7,245	8,216
Research and development expenses payable to Xiaomi	221	249
Selling and marketing expenses payable to Xiaomi(c)	4,082	10,003
Total	11,548	18,468

(2)	Purchase from related parties

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Xiaomi(a)	33,767	30,941	26,341

(3)	Revenue from a related party

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Xiaomi(a)	2,295,569	1,403,354	1,317,314

(4)	Research and development expenses

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Xiaomi(a)	3,484	2,791	716

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	RELATED PARTY TRANSACTIONS (Continued)
(5)	Selling and marketing expenses

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Commission expenses charged by Xiaomi(b)	82,617	32,795	31,389
Other expenses charged by Xiaomi(b)	24,312	8,789	3,757
Total	106,929	41,584	35,146
(a)	The Group both sells water purifiers and other products to and purchase Xiaomi branded products and certain raw materials from Xiaomi. The amount due from Xiaomi represents receivable arising from sales of water purifiers and other products. The balance due to Xiaomi represents payable arising from purchase of Xiaomi branded products and certain raw materials.
(b)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group commission and technical service fees, also Xiaomi provides advertising and promotion service. The amount due from Xiaomi represents sales receivable net of commission, advertising and promotion service.
(c)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group customer service fees.

19.	FAIR VALUE MEASUREMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2022 and 2023 except for short-term investments (Note 6).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2022 and 2023:

	Level 1	Level 2	Level 3	Total
As of December 31, 2023
Short-term investments (i)	—	70,369	—	70,369
As of December 31, 2022
Short-term investments (i)	—	197,058	—	197,058
(i)	Short-term investments represent structured deposits, and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Company’s other financial instruments consist principally of cash and cash equivalents, restricted cash, short-term deposits, accounts and notes receivable, other receivables, amounts due to/from related parties, accounts and notes payable and certain accrued expenses. They are recorded at cost which approximates fair value.

20.	LEASES

The Group’s operating leases are principally for office space and facilities. At December 31, 2023, The Group’s operating leases had a weighted average discount rate of 4.75% and a weighted-average remaining term of 2.2 years.

The components of lease expense were as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB
Lease cost
Operating lease expense	11,506	7,392
Short-term lease expense (i)	312	26
Total lease cost	11,818	7,418
(i)	Includes leases with a term of one year or less.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	LEASES (Continued)

Supplemental cash flow information for leases was as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB
Operating cash flows relating to operating leases	7,818	7,376
Lease liabilities arising from obtaining right-of-use assets	6,080	1,629

As of December 31, 2023, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

Rental
RMB
2024	3,738
2025	1,942
2026 and after	999
Total future minimum rental payment	6,679
Less amount representing imputed interest	(1,556)
Present value of future minimum rental payments	5,123
Less current portion, recorded in other current liabilities	(2,410)
Long-term lease liabilities, recorded in other long-term liabilities	2,713

21.	COMMITMENTS AND CONTINGENCIES
(a)	Operating lease commitments

The operating commitments presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. As of December 31, 2023, there were no future minimum commitments under non-cancelable agreements.

(b)	Capital and other commitment

Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Property, plant and equipment	89,029	42,185

(c)	Legal proceedings

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except shares, ADS, per share and per ADS data)

22.RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB115,751 and RMB110,705 as of December 31, 2022 and 2023. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2023, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2023 and the condensed financial information of the Company are not required to be presented.

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