Form 20-F
period 2024-12-31
Viomi Technology Co., Ltd
filed 2025-09-30
CIK 1742770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

As of December 31, 2024, there were 203,824,094 ordinary shares issued and outstanding, being the sum of (i) 101,059,544 Class A ordinary shares, par value US$0.00001 per share (excluding 12,475,707 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans and 12,626,052 Class A ordinary shares that were repurchased by us), and (ii) 102,764,550 Class B ordinary shares, par value US$0.00001 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“2024 reorganization transaction” are to the transactions to effect the divestment of our divested IoT&Home business by termination the contractual arrangements between Yunmi Hulian Technology (Guangdong) Co., Ltd. and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co. Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, Zhumeng Hulian Technology (Guangdong) Co., Ltd. and Guangzhou Interconnect Technology Co., Ltd., or Guangzhou Interconnect, have enter into a new set of contractual arrangements, as a result of which the Company has controlled Guangzhou Interconnect and consolidated its financial results.
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares of par value US$0.00001 each;
●	“AI” are to artificial intelligence;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“divested IoT@Home business” are to the businesses and assets involving certain IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) that have been divested by us in August 2024;
●	“IoT” are to the Internet of Things, an interconnected network of devices that can communicate with one another through the internet;
●	our “home water systems” are to our portfolio of smart water purification systems with intelligent interconnectivity and communication capabilities, along with water heaters, smart water kettles, and electric kettles, among others;
●	our “kitchen appliances and others are to portfolio of range hoods, gas stoves, and other small appliances, as well as product installation services and rental services;
●	our “IoT@Home portfolio products” are to our portfolio of smart home products with intelligent interconnectivity and communication capabilities, including our smart kitchen products and other smart products;
●	“ordinary shares” are to Class A ordinary shares and Class B ordinary shares;
●	“VIEs” are to variable interest entities, and “our VIEs” are to Beijing Yunmi Technology Co., Ltd., or Beijing Viomi, and Guangzhou Interconnect Technology Co., Ltd., or Guangzhou Interconnect, and, in the context of describing our VIEs prior to the completion of the 2024 reorganization transaction, Beijing Viomi and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi;
●	“Viomi,” “we,” “us,” “our company” or “our” are to Viomi Technology Co., Ltd, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and the subsidiaries of our VIEs in China;
●	“our WFOE I” are to Lequan Technology (Beijing) Co., Ltd., or Lequan Technology;

●	“our WFOE II” are to Zhumeng Hulian Technology (Guangdong) Co., Ltd., or Zhumeng Hulian;
●	“WFOEs” are to wholly foreign-owned enterprises, and “our WFOEs” are to our WFOE I and our WFOE II, and, in the context of describing our WOFEs prior to the completion of the 2024 reorganization transaction, WOFE I and Yunmi Hulian Technology (Guangdong) Co., Ltd., or the former WOFE;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$” or “U.S. dollars,” are to the legal currency of the United States; and
●	“Xiaomi” are to Xiaomi Corporation, an internet company and a principal shareholder of our company as of the date of this annual report, and/or any of its affiliates.

In August 2024, to implement our “Focus” strategy for home water solutions, we divested our businesses and assets involving certain IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) for a total consideration of RMB65 million in cash. As a result of the completion of the 2024 reorganization transaction, from September 2024, we have ceased to consolidate the divested entities, assets and businesses as well as their corresponding financial results. The historical financial results of our diverted IoT@Home business are reflected in our audited consolidated financial statements as discontinued operations. Unless otherwise stated, the financial information and non-GAAP financial measures disclosed in this annual report refer to our continuing operations.

Unless otherwise specifically stated, the information relating to the business operations is disclosed on a continuing operation basis, which excludes the divested IoT@Home business. The audited consolidated financial information presented in this annual report did not take into account the divested IoT@Home business. For the year ending December 31, 2025, we expect that our financial condition and results of operations will be materially affected by the divestiture and our historical results will not be indicative of future financial condition or results of operations.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our operations and business prospects;
●	our future business development, financial conditions and results of operations;
●	our expectations regarding the home water solutions products market and the home appliances market in China;
●	our expectations regarding the development of our overseas business;
●	our expectations regarding the application of AI technology in home water solutions products;
●	our expectations regarding our relationships with our ecosystem partners;
●	our expectations regarding the success of our sales channel expansion and optimization;
●	competition for, among other things, capital, technology and skilled personnel;
●	our dividend policy;
●	changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and
●	all other risks and uncertainties described in “Item 3. Key Information—D. Risk Factors.”

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

Viomi Technology Co., Ltd is not a Chinese operating company but rather a Cayman Islands holding company that does not conduct business directly and has no equity ownership in our VIEs. We conduct our operations in China through (i) our WFOEs and (ii) our VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet and other related businesses in China. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Accordingly, we operate this business in China through our VIEs, and rely on contractual arrangements among our WFOEs, our VIEs and the nominee shareholders of the VIEs to control the business operations of our VIEs. Our VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by our VIEs accounted for 90.2%, 88.9% and 45.0% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Viomi” refers to Viomi Technology Co., Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China. Our VIEs currently include Beijing Yunmi Technology Co., Ltd., or Beijing Viomi, and Guangzhou Interconnect Technology Co., Ltd., or Guangzhou Interconnect, and, prior to the completion of the 2024 reorganization transaction, our VIEs include Beijing Viomi and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi. Prior to the completion of the 2024 reorganization transaction, we operate our internet information and e-commerce services business primarily through our former VIE, Foshan Viomi. In the 2024 reorganization transaction, Foshan Viomi agreed to transfer the websites, mobile apps, mini programs operated by it and all the related materials and rights (including but not limited to domain names, databases, codes, software, operational data, materials, documents, information) to Guangzhou Interconnect. We and Foshan Viomi are currently in the process of such transfer, and after the completion of the transfer, Guangzhou Interconnect will replace Foshan Viomi in operating internet information and e-commerce services business. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements have been entered into by and among our WFOEs, our VIEs and their respective shareholders, including (i) shareholder voting proxy agreements and equity pledge agreements, which provide us with effective control over our VIEs in China, (ii) exclusive consultation and service agreements, which allow us to receive economic benefits from our VIEs in China, (iii) exclusive option agreements, which provide us with the option to purchase the equity interests in, and assets of, our VIEs, and (iv) equity pledge agreements, under which the shareholders of our VIEs have pledged 100% equity interests in our VIEs to our WFOEs to secure shareholders’ obligations under the exclusive option agreements, the shareholder voting proxy agreements and the equity pledge agreements. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. After the completion of our 2024 reorganization transaction, we have terminated the contractual arrangements between Yunmi Hulian Technology (Guangdong) Co., Ltd., or the former WOFE, and Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co. Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, Zhumeng Hulian Technology (Guangdong) Co., Ltd., or WOFE II, and Guangzhou Interconnect, have enter into a new set of contractual arrangements, as a result of which the Company has controlled Guangzhou Interconnect and consolidated its financial results. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.”

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

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Under PRC laws, Viomi Technology Co., Ltd and its offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2022, 2023 and 2024, Viomi Technology Co., Ltd didn’t extended any loans to our VIEs.

Our VIEs may transfer cash to our relevant WFOEs by paying service fees according to the exclusive consultation and service agreements. Our VIEs agree in the respective exclusive consultation and service agreements to pay our WFOEs an annual service fee at an amount that is equal to 100% of their respective annual net income or the amount which is adjusted in accordance with our relevant WFOE’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOEs have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. In 2022, 2023 and 2024, our WFOE did not collect service fees from our VIEs in China under the exclusive consultation and service agreements.

For asset/cash flows other than the cash flows discussed above transferred through our organization in the years ended December 31, 2022, 2023 and 2024, please refer to “Item 3. Key Information—A. Selected Financial Data—Selected Financial Information Related to the VIEs—Selected Condensed Consolidated Cash Flow Data.”

In the year ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to U.S. investors. We do not intend to have any of its subsidiaries located in PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expect that such earnings will be reinvested by such subsidiaries in their operations or transferred by such subsidiaries to our VIEs and their subsidiaries for their operations.

For the years ended December 31, 2022, 2023 and 2024, no dividend or distribution was made to Viomi Technology Co., Ltd or its offshore subsidiaries by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. To comply with these laws and regulations, prior to the completion of 2024 reorganization transaction, our PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and our VIEs in China, including, among others, the business licenses, the hygiene permits for products related to hygiene and safety of potable water, the compulsory product certification and the operating permit for e-commerce services and internet information services. After the completion of the 2024 reorganization transaction, Guangzhou Interconnect has obtained the operating permit for e-commerce services and the operating permit for internet information services. According to relevant PRC laws and regulations, we are required to renew these permits and certificates and continue to apply for permits and certificates for our new products. We cannot predict whether or for how long we will be able to obtain such permit and certificates. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Selected Financial Information Related to the VIEs

Set forth below are the condensed consolidated schedule showing the financial position as of December 31, 2022, 2023 and 2024, and results of operations and cash flows for the years ended December 31, 2022, 2023 and 2024 for (i) Viomi Technology Co., Ltd, or the Company; (ii) our equity subsidiaries and primary beneficiaries of VIEs (our WFOEs) and their subsidiaries; (iii) the VIEs and their subsidiaries; (iv) eliminating adjustments; and (v) consolidated totals.

On July 19, 2024, in furtherance of its “Focus” strategy for the Home water solution businesses, the Group entered into definitive agreements with Mr. Chen and an entity under his control to divest its businesses and assets related to certain Internet-of-things-enabled (“IoT-enabled”) smart home portfolio products (the “Disposal”). The transfer of the IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) to Mr. Chen was accomplished through the termination of the existing VIE contractual arrangements between Yunmi Hulian Technology (Guangdong) Co., Ltd. (“Yunmi Hulian”) and Foshan Yunmi Electric Appliances Technology Co., Ltd. (“Foshan Viomi”) at closing. This termination resulted in Mr. Chen, the shareholder of Foshan Viomi, obtaining full control over Foshan Viomi and its subsidiaries. As part of a pre-closing reorganization, Zhumeng Hulian Technology (Guangdong) Co. Ltd. (“Zhumeng Hulian”) and Guangzhou Interconnect Technology Co., Ltd. (“Guangzhou Interconnect”) entered into a new set of VIE contractual arrangements. Consequently, Zhumeng Hulian is regarded as the primary beneficiary of Guangzhou Interconnect and the Group consolidates its operational results, assets, and liabilities into the Group’s consolidated financial statements. The transaction was completed on August 31, 2024.

Prior to the Disposal, Yunmi Hulian and its subsidiaries were classified as “Primary Beneficiaries of VIEs and their Subsidiaries”, while Zhumeng Hulian and its subsidiaries were classified as “Equity Subsidiaries”. Following the completion of the Disposal on August 31, 2024, Yunmi Hulian and its subsidiaries were reclassified as “Equity Subsidiaries”, and Zhumeng Hulian were reclassified as “Primary Beneficiaries of VIEs and their Subsidiaries”. To enhance the comparability of the selected condensed consolidated financial data before and after the Disposal, we combined the condensed consolidated financial data of both “Equity Subsidiaries” and “Primary Beneficiaries of VIEs and their Subsidiaries” as of December 31, 2023 and 2024, and for the years ended December 31, 2022, 2023, and 2024.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2024
		Equity
		Subsidiaries
		and Primary
		Beneficiaries
		of VIEs and	VIEs and
	The	their	their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	532,323	49,679	(582,002)	—
Related-party and third-party revenues	—	1,215,580	903,402	—	2,118,982
Total revenues	—	1,747,903	953,081	(582,002)	2,118,982
Cost of revenues	—	(1,434,056)	(845,527)	709,307	(1,570,276)
Research and development expenses(1)	—	(99,470)	(44,692)	1,278	(142,884)
Selling and marketing expenses(1)	—	(155,674)	(77,433)	21,934	(211,173)
General and administrative expenses(1)	(5,768)	(56,513)	(11,807)	3,281	(70,807)
Total operating expenses	(5,768)	(311,657)	(133,932)	26,493	(424,864)
Other income	—	21,609	10,883	—	32,492
Equity in (loss)/gain of subsidiaries/VIEs(2)	67,854	81,687	—	(149,541)	—
Income/(Loss) from operations	62,086	105,486	(15,495)	4,257	156,334
Interest (expenses)/income and investment income-net(3)	(7,932)	(20,471)	23,667	10,000	5,264
Income(Loss) before income tax expenses	54,154	85,015	8,172	14,257	161,598
Income tax (credit)/expenses	—	(16,901)	(12)	—	(16,913)
Net income/(loss) from continuing operations	54,154	68,114	8,160	14,257	144,685
Less: Net loss from continuing operations attributable to the non-controlling interest shareholders	—	343	(22)	—	321
Net income/(loss) from continuing operations attributable to the Company	54,154	67,771	8,182	14,257	144,364
Net loss from discontinued operations attributable to the Company	—	—	(80,950)	—	(80,950)
Net income/(loss) from attributable to the Company	54,154	67,771	(72,768)	14,257	63,414

	For the Year Ended December 31, 2023
		Equity
		Subsidiaries
		and Primary
		Beneficiaries
		of VIEs and	VIEs and
	The	their	their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	789,785	23,344	(813,129)	—
Related-party and third-party revenues	—	205,664	1,433,072	—	1,638,736
Total revenues	—	995,449	1,456,416	(813,129)	1,638,736
Cost of revenues	—	(785,736)	(1,140,254)	809,270	(1,116,720)
Research and development expenses	—	(59,858)	(89,021)	—	(148,879)
Selling and marketing expenses(1)	—	(111,961)	(182,496)	79,847	(214,610)
General and administrative expenses(1)	(5,072)	(20,628)	(33,746)	2,100	(57,346)
Total operating expenses	(5,072)	(192,447)	(305,263)	81,947	(420,835)
Other income	—	7,370	1,517	—	8,887
Equity in (loss)/gain of subsidiaries/VIEs(2)	(74,290)	(178,945)	—	253,235	—
Income/(Loss) from operations	(79,362)	(154,309)	12,416	331,323	110,068
Interest (expenses)/income and investment income-net(3)	(6,152)	2,342	21,495	(854)	16,831
Other non-operating income/(loss)	3,164	—	—	—	3,164
Income(Loss) before income tax expenses	(82,350)	(151,967)	33,911	330,469	130,063
Income tax (credit)/expenses	—	(8,723)	(4,865)	—	(13,588)
Net income/(loss) from continuing operations	(82,350)	(160,690)	29,046	330,469	116,475
Less: Net loss from continuing operations attributable to the non-controlling interest shareholders	—	—	(293)	—	(293)
Net income/(loss) from continuing operations attributable to the Company	(82,350)	(160,690)	29,339	330,469	116,768
Net income/(loss) from discontinued operations attributable to the Company	—	—	39,243	(240,685)	(201,442)
Net income/(loss) from attributable to the Company	(82,350)	(160,690)	68,582	89,784	(84,674)

	For the Year Ended December 31, 2022
		Equity
		Subsidiaries
		and Primary
		Beneficiaries
		of VIEs and	VIEs and
	The	their	their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Inter-company revenues(1)	—	917,428	33,574	(951,002)	—
Related-party and third-party revenues	—	208,781	1,581,464	—	1,790,245
Total revenues	—	1,126,209	1,615,038	(951,002)	1,790,245
Cost of revenues	—	(901,219)	(1,239,746)	945,223	(1,195,742)
Research and development expenses	—	(75,355)	(134,602)	—	(209,957)
Selling and marketing expenses(1)	—	(197,310)	(256,647)	171,672	(282,285)
General and administrative expenses	(4,111)	(14,096)	(42,303)	—	(60,510)
Total operating expenses	(4,111)	(286,761)	(433,552)	171,672	(552,752)
Other income	—	5,394	7,512	—	12,906
Equity in (loss)/gain of subsidiaries/VIEs(2)	(288,409)	(522,116)	—	810,525	—
Loss from operations	(292,520)	(578,493)	(50,748)	976,418	54,657
Interest (expenses)/income and investment income-net(3)	18,438	(645)	—	(7,287)	10,506
Other non-operating income/(loss)	2,488	—	—	—	2,488
Loss before income tax expenses	(271,594)	(579,138)	(50,748)	969,131	67,651
Income tax expenses	—	3,707	(3,260)	—	447
Net Loss from continuing operations	(271,594)	(575,431)	(54,008)	969,131	68,098
Less: Net loss from continuing operations attributable to the non-controlling interest shareholders	—	—	(186)	—	(186)
Net loss from continuing operations attributable to the Company	(271,594)	(575,431)	(53,822)	969,131	68,284
Net loss from discontinued operations attributable to the Company	—	—	201,389	(545,188)	(343,799)
Net loss from attributable to the Company	(271,594)	(575,431)	147,567	423,943	(275,515)

Notes:

(1)	It represents the elimination of inter-company transactions among the VIEs and equity subsidiaries and primary beneficiaries of VIEs and their subsidiaries. In 2022, 2023 and 2024, primary beneficiaries of VIEs and their subsidiaries did not charge any service fee from our VIEs in China under the exclusive consultation and service agreements.
(2)	It represents the elimination of the investment in VIEs and subsidiaries by the Company.
(3)	It represents the elimination of finance costs of loans among the Company, the VIEs and our subsidiaries charged at the consolidation level.

Selected Condensed Consolidated Balance Sheets Data

	For the Year Ended December 31, 2024
		Equity
		Subsidiaries and
		Primary
		Beneficiaries
		of VIEs and	VIEs and
	The	their	their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	164,583	854,426	7,179	—	1,026,188
Short-term investments	—	72,500	—	—	72,500
Accounts receivable from third parties	—	24,043	62	—	24,105
Accounts receivable from a related party	—	591,221	—	—	591,221
Inventories	—	112,257	68	—	112,325
Amounts due from Group companies(1)	542,635	—	498,455	(1,041,090)	—
Investments in subsidiaries(2)	695,720	—	—	(695,720)	—
Investments in VIEs(2)	—	506,482	—	(506,482)	—
Other assets	132,063	620,860	6,438	—	759,361
Total assets	1,535,001	2,781,789	512,202	(2,243,292)	2,585,700
Liabilities
Accounts and notes payable	—	767,831	4,320	—	772,151
Accrued expenses and other liabilities	3,254	218,820	1,046	(40,501)	182,619
Amounts due to Group companies(1)	88,497	911,880	168	(1,000,545)	—
Other liabilities	—	180,987	186	—	181,173
Total Liabilities	91,751	2,079,518	5,720	(1,041,046)	1,135,943
Total equity attributable to shareholders of the Company	1,443,250	695,720	506,482	(1,201,011)	1,444,441
Non-controlling interests	—	6,551	—	(1,235)	5,316
Total shareholders’ equity	1,443,250	702,271	506,482	(1,202,246)	1,449,757
Total liabilities and shareholders’ equity	1,535,001	2,781,789	512,202	(2,243,292)	2,585,700

	For the Year Ended December 31, 2023
		Equity
		Subsidiaries and
		Primary
		Beneficiaries
		of VIEs and	VIEs and
	The	their	their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	13,343	193,034	28	—	206,405
Short-term investments	—	18,505	—	—	18,505
Accounts receivable from third parties	—	36,836	—	—	36,836
Accounts receivable from a related party	—	4,365	—	—	4,365
Inventories	—	109,223	48,794	(714)	157,303
Amounts due from Group companies(1)	640,828	797,159	—	(1,437,987)	—
Investments in subsidiaries(2)	660,932	—	—	(660,932)	—
Investments in VIEs(2)	—	578,818	—	(578,818)	—
Other assets	122,529	533,737	42,604	—	698,870
Assets held for sale	—	—	2,266,196	(634,092)	1,632,104
Total assets	1,437,632	2,271,677	2,357,622	(3,312,543)	2,754,388
Liabilities
Accounts and notes payable	—	317,454	—	—	317,454
Accrued expenses and other liabilities	3,396	123,504	43,914	—	170,814
Amounts due to Group companies(1)	85,703	984,000	—	(1,069,703)	—
Other liabilities	—	181,784	14,971	—	196,755
Liabilities held for sale	—	—	1,728,171	(1,002,443)	725,728
Total Liabilities	89,099	1,606,742	1,787,056	(2,072,146)	1,410,751
Total equity attributable to shareholders of the Company	1,348,533	660,932	578,818	(1,240,397)	1,347,886
Non-controlling interests	—	4,003	(8,252)	—	(4,249)
Total shareholders’ equity	1,348,533	664,935	570,566	(1,240,397)	1,343,637
Total liabilities and shareholders’ equity	1,437,632	2,271,677	2,357,622	(3,312,543)	2,754,388

	For the Year Ended December 31, 2022
		Equity
		Subsidiaries and
		Primary
		Beneficiaries
		of VIEs and	VIEs and
	The	their	their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	90,775	310,888	36	—	401,699
Short-term investments	—	7,784	—	—	7,784
Accounts receivable from third parties	—	49,754	—	—	49,754
Inventories	—	119,495	61,607	(595)	180,507
Amounts due from Group companies(1)	659,249	791,063	—	(1,450,312)	—
Investments in subsidiaries(2)	766,883	—	—	(766,883)	—
Investments in VIEs(2)	—	684,701	—	(684,701)	—
Other assets	13,043	350,632	66,308	—	429,983
Assets held for sale	—	—	2,479,723	(663,756)	1,815,967
Total assets	1,529,950	2,314,317	2,607,674	(3,566,247)	2,885,694
Liabilities
Accounts and notes payable	—	466,191	—	—	466,191
Accrued expenses and other liabilities	13,028	65,999	45,360	—	124,387
Amounts due to Group companies(1)	83,570	838,860	—	(992,430)	—
Other liabilities	—	176,384	7,948	—	184,332
Liabilities held for sale	—	—	1,873,258	(1,191,637)	681,621
Total Liabilities	96,598	1,547,434	1,926,566	(2,114,067)	1,456,531
Total equity attributable to shareholders of the Company	1,433,352	766,883	684,701	(1,452,180)	1,432,756
Non-controlling interests	—	—	(3,593)	—	(3,593)
Total shareholders’ equity	1,433,352	766,883	681,108	(1,452,180)	1,429,163
Total liabilities and shareholders’ equity	1,529,950	2,314,317	2,607,674	(3,566,247)	2,885,694

Notes:

(1)	It represents the elimination of inter-company balances among the Company, the VIEs and our subsidiaries.
(2)	It represents the elimination of the investment in VIEs and subsidiaries by the Company.

Selected Condensed Consolidated Cash Flow Data

	For the Year Ended December 31, 2024
		Equity
		Subsidiaries and
		Primary
		Beneficiaries
		of VIEs and
	The	their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies(1)	—	588,081	102,924	(691,005)	—
Purchases of goods and services from Group companies(1)	—	(102,924)	(588,081)	691,005	—
Other operating activities	274,797	185,005	121,193	—	580,995
Net cash provided by/(used in) continuing operating activities	274,797	670,162	(363,964)	—	580,995
Net cash provided by/(used in) discontinued operating activities	—	—	135,033	—	135,033
Net cash (used in)/provided by operating activities	274,797	670,162	(228,931)	—	716,028
Loans to Group companies	(56,973)	—	—	56,973	—
Repayment of loans from Group companies	288,794	164,043	—	(452,837)	—
Receipt of advances repayment from Group companies	—	464,180	556,535	(1,020,715)	—
Other investing activities	(290,757)	(11,055)	—	—	(301,812)
Net cash provided by/(used in) continuing investing activities	(58,936)	617,167	556,535	(1,416,579)	(301,812)
Net cash provided by/(used in) discontinued investing activities	—	—	136,918	—	136,918
Net cash provided by/(used in) investing activities	(58,936)	617,167	693,453	(1,416,579)	(164,894)
Repayment for advances from Group companies	(78,617)	(556,536)	(385,563)	1,020,716	—
Repayment for loans from Group companies	—	—	(452,836)	452,836	—
Borrowings under loans from Group companies	—	56,973	—	(56,973)	—
Other financing activities	(4,173)	(485)	—	—	(4,658)
Net cash provided by/(used in) continuing financing activities	(82,790)	(500,048)	(838,399)	1,416,579	(4,658)
Net cash provided by/(used in) discontinued financing activities	—	—	(30,000)	—	(30,000)
Net cash (used in)/provided by financing activities	(82,790)	(500,048)	(868,399)	1,416,579	(34,658)
Effect of exchanges rates on cash and cash equivalents	18,169	(3,520)	—	—	14,649
Net increase in cash and cash equivalents	151,240	783,762	(403,877)	—	531,125
Cash and cash equivalents and restricted cash at beginning of year	13,343	211,956	411,056	—	636,355
Cash and cash equivalents and restricted cash at end of year	164,583	995,718	7,179	—	1,167,480

	For the Year Ended December 31, 2023
		Equity
		Subsidiaries and
		Primary
		Beneficiaries
		of VIEs and
	The	their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies(1)	—	692,027	—	(692,027)	—
Purchases of goods and services from Group companies(1)	—	(94,673)	—	94,673	—
Other operating activities	(93,378)	(642,085)	776,782	—	41,319
Net cash provided by/(used in) continuing operating activities	(93,378)	(44,731)	776,782	(597,354)	41,319
Net cash provided by/(used in) discontinued operating activities	—	—	(741,901)	597,354	(144,547)
Net cash (used in)/provided by operating activities	(93,378)	(44,731)	34,881	—	(103,228)
Repayment of loans from Group companies	35,845	—	—	(35,845)	—
Receipt of advances repayment from Group companies	—	44,574	—	(44,574)	—
Other investing activities	(14,600)	(102,291)	(174,058)	—	(290,949)
Net cash provided by/(used in) continuing investing activities	21,245	(57,717)	(174,058)	(80,419)	(290,949)
Net cash provided by/(used in) discontinued investing activities	—	—	108,889	(16,866)	92,023
Net cash provided by/(used in) investing activities	21,245	(57,717)	(65,169)	(97,285)	(198,926)
Repayment for advances from Group companies	—	—	(44,574)	44,574	—
Repayment for loans from Group companies	—	(35,845)	—	35,845	—
Borrowings under loans from Group companies	—	(16,866)	—	16,866	—
Other financing activities	(6,421)	22,078	—	—	15,657
Net cash provided by/(used in) continuing financing activities	(6,421)	(30,633)	(44,574)	97,285	15,657
Net cash provided by/(used in) discontinued financing activities	—	—	100,000	—	100,000
Net cash (used in)/provided by financing activities	(6,421)	(30,633)	55,426	97,285	115,657
Effect of exchanges rates on cash and cash equivalents	1,122	7,639	882	—	9,643
Net increase in cash and cash equivalents	(77,432)	(125,442)	26,020	—	(176,854)
Cash and cash equivalents and restricted cash at beginning of year	90,775	337,398	385,036	—	813,209
Cash and cash equivalents and restricted cash at end of year	13,343	211,956	411,056	—	636,355

	For the Year Ended December 31, 2022
		Equity
		Subsidiaries and
		Primary
		Beneficiaries
		of VIEs and
	The	their	VIEs and their
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Sales of goods and services to Group companies(1)	—	967,101	—	(967,101)	—
Purchases of goods and services from Group companies(1)	—	(8,804)	—	8,804	—
Other operating activities	(17,055)	(804,182)	955,934	—	134,697
Net cash provided by/(used in) continuing operating activities	(17,055)	154,115	955,934	(958,297)	134,697
Net cash provided by/(used in) discontinued operating activities	—	—	(1,377,163)	958,297	(418,866)
Net cash (used in)/provided by operating activities	(17,055)	154,115	(421,229)	—	(284,169)
Loans to Group companies	—	—	—	—	—
Repayment of loans from Group companies	94,621	—	—	(94,621)	—
Receipt of advances repayment from Group companies	—	60,361	—	(60,361)	—
Investment in subsidiaries	—	—	—	—	—
Other investing activities	—	(146,773)	(8,161)	—	(154,934)
Net cash provided by/(used in) continuing investing activities	94,621	(86,412)	(8,161)	(154,982)	(154,934)
Net cash provided by/(used in) discontinued investing activities	—	—	476,761	(7,280)	469,481
Net cash provided by/(used in) investing activities	94,621	(86,412)	468,600	(162,262)	314,547
Repayment for advances from Group companies	—	—	—	—	—
Repayment for loans from Group companies	—	(98,221)	—	98,221	—
Borrowings under loans from Group companies	—	(3,680)	—	3,680	—
Other financing activities	(5,099)	118,662	—	—	113,563
Net cash provided by/(used in) continuing financing activities	(5,099)	16,761	—	101,901	113,563
Net cash provided by/(used in) discontinued financing activities	—	—	(60,361)	60,361	—
Net cash (used in)/provided by financing activities	(5,099)	16,761	(60,361)	162,262	113,563
Effect of exchanges rates on cash and cash equivalents	7,287	22,909	16,286	—	46,482
Net increase in cash and cash equivalents	79,754	107,373	3,296	—	190,423
Cash and cash equivalents and restricted cash at beginning of year	11,021	230,025	381,740	—	622,786
Cash and cash equivalents and restricted cash at end of year	90,775	337,398	385,036	—	813,209

Note:

(1)	Cash flows within our group in operating activities

	For the Year Ended December 31,
	2022	2023	2024

	(RMB in thousands)
Cash paid by VIEs to equity subsidiaries and primary beneficiaries of VIEs and their subsidiaries for purchasing of goods and service	—	—	588,081
Cash received by VIEs from equity subsidiaries and primary beneficiaries of VIEs and their subsidiaries for rendering of goods and service	—	—	102,924

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs involves risks. Below is a summary of material risks we may face, organized under relevant headings. These risks are discussed more fully below in this Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	Xiaomi is our strategic partner and our most important customer. A significant portion of our revenue derive from sales to Xiaomi. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results;
●	We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability;
●	We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance;
●	Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth;
●	If we fail to successfully develop and commercialize new products, services and technologies that are well received by consumers in a timely manner, our operating results may be materially and adversely affected;
●	Our expansion into new product categories and scenarios and substantial increases in product lines may expose us to new challenges and more risks;
●	We operate in the emerging and evolving home water solutions market in China, which may develop more slowly or differently than we expect. If the home water solutions market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected;
●	If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected;
●	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches and our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement or otherwise harm our business;
●	We are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and components, any of which could disrupt our supply chain and have a material adverse impact on our results of operations;
●	We rely on certain contract manufacturers to produce some of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected;
●	Our business may be adversely impacted by product defects or other quality issues;
●	We rely on a limited number of third-party e-commerce platforms to sell our products online. If our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected; and

●	We face risks associated with our network partners and their personnel for our network of Viomi offline stores.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	Failure to respond to changes in the regulatory environment in China could adversely affect us; and
●	The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

Risks Related to Our Business and Industry

Xiaomi is our strategic partner and our most important customer. A significant portion of our revenue derive from sales to Xiaomi. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results.

Xiaomi is our strategic partner and our most important customer. A significant portion of our revenue derive from sales to Xiaomi. Specifically, we recorded RMB1,336.6 million, RMB1,292.9 million and RMB1,752.2 million (US$240.1 million) in net revenues from sales to Xiaomi in the years ended December 31, 2022, 2023 and 2024, respectively, which represented 74.7%, 78.9% and 82.7% of our total net revenues during such periods, respectively. In addition, many of our Viomi-branded products are also sold through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, or Youpin, one of our online sales channels.

We sell a wide range of products to Xiaomi, including Xiaomi-branded water purification systems, water purifier filters, water heaters, range hoods and gas stoves, as well as other complementary products such as kettles, among others. We may discuss with Xiaomi to expand the product categories on which we collaborate, which may lead to increased revenues from Xiaomi. However, there is no assurance that these discussions and expansion of cooperation will materialize.

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

Embracing the mission of “AI for Better Water,” we strive to utilize AI technology to provide better drinking water solutions for households. As an industry-leading technology company in home water solutions in China, we have developed a distinctive “Equipment + Consumables” business model. We face intense competition from other smart home water solutions providers, internet companies, and traditional home water solution companies. We also face regional competition from local brands in the various geographies where our products are sold. We compete in various aspects, including brand recognition, value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, customer loyalty, and talents, among others. Intensified competition may result in pricing pressures and reduced profitability and may impede our ability to achieve sustainable growth in our revenues or cause us to lose market share. Our competitors may also engage in aggressive and negative marketing or public relations strategies which may harm our reputation and increase our marketing expenses. Any of these results could substantially harm our results of operations.

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

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the “618,” “Double Eleven” and “Double Twelve” shopping festivals. Additionally, we advertise across various channels, such as event sponsor, live streaming, KOL promotions and social media. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our selling and marketing expenses were and RMB211.2 million (US$28.9 million) for the year ended December 31, 2024, representing 10.0% of our net revenues. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high-quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

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

We operate in the emerging and evolving home water solutions market in China, which may develop more slowly or differently than we expect. If the home water solutions market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected.

The home water solutions market in China has experienced rapid growth in recent years. However, the growth rate may decrease due to uncertainties with respect to China’s economy, disposable income growth, acceptance of home water solutions products, and pace of development of technologies and other factors, including the growth of the broader home appliances market. Furthermore, the home water solutions market is constantly evolving, and it is uncertain whether our products and services will achieve and sustain high levels of demand and market acceptance. Our ability to expand the sales of our home water solutions products to a broader consumer base depends on several factors, including Chinese consumers’ receptiveness towards and adoption of smart home water solutions, the market awareness of our brand, the timely introduction and market acceptance of our products and services, the network effects of our offerings, our ability to attract, retain and effectively train sales and marketing personnel, the effectiveness of our marketing programs, our ability to develop effective relationships with distribution partners and expand our network of offline stores, the cost and functionality of our products and services, and the success of our competitors. If we are unsuccessful in developing and marketing our home water solutions products to consumers, the market for our products and services may not continue to develop or may develop more slowly than we expect, which would adversely affect our profitability and growth prospects.

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

We collect basic user information that is necessary to provide the corresponding services, such as phone number and address. Therefore, to comply with the laws and regulations, including the cybersecurity requirements of CAC and other authorities, and to ensure systematic cybersecurity, data and privacy protection, we periodically update our privacy policies, security policies and technologies, including encryption technology, firewall policies, virtual private cloud and host-based intrusion detection systems. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC. Nonetheless, we still face inherent risks in managing and safeguarding personal data, with our website, Viomi mobile app, e-commerce platform and information systems being potential targets for various cyber threats, such as viruses, malware or phishing attacks. Given the development of techniques used to sabotage or obtain unauthorized access to systems and the fact that these techniques generally are not recognized until they are launched against a target, we may not be able to anticipate or implement effective preventative measures against these evolving threats. Furthermore, the growing sophistication and diversity of our products and services, along with the increasing expertise of hackers and advancements in cryptography, may lead to compromises or breaches of our website, app, platforms or information systems.

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

Regulatory authorities in China have enhanced regulatory requirements related to data security, personal information protection and cybersecurity, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security and Privacy Protection.” We expect that compliance with data security, personal information protection and cybersecurity will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward. This trend would increase our compliance costs, result in our adjustments to business practices, and subject us to heightened risks and compliance challenges associated with these matters. We may be required to adopt stricter measures for protecting and managing the data and information we possess, and we may be required to complete cybersecurity review or take other specific actions. However, we face uncertainties as to whether we can complete these additional procedures in a timely manner, or at all. These uncertainties may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, which could materially and adversely affect our business and results of operations. In addition, pursuant to our business cooperation agreement with Xiaomi, we may obtain certain user data from Xiaomi in relation to the respective Xiaomi-branded products. Any leak or abuse of user data by Xiaomi may cause our users to lose trust in us and could expose us to legal claims. If our security measures are compromised because of third-party actions, employee errors, malfeasance, any violation of laws and regulations by our business partners pertaining to personal information protection and data security, or any failure in full compliance with the agreements with us, it could result in the theft or misuse of user data. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations timely, or at all, we could become subject to government enforcement actions, investigations, disputes and litigation, negative publicity, penalties, such as fines, suspension of business, websites, or applications, and revocation of required licenses, or even criminal liabilities, and our reputation and results of operations could be materially and adversely affected.

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

Moreover, the market prices for certain raw materials have been volatile. For example, we may experience significant increases in the market prices for certain important raw materials. If we experience price hike for raw materials, we may not be able to recover these costs through product price increase without comprising customer experience, which would have a negative effect on our financial results.

We rely on certain contract manufacturers to produce some of our products. If we encounter issues with them, our business and results of operations could be affected.

We rely on certain contract manufacturers to produce some of our products. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our contract manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems. In addition, we may not be able to renew contracts with our contract manufacturers for our existing products or identify contract manufacturers who are capable of producing new products we target to launch in the future.

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

Currently, we rely on third-party e-commerce platforms such as JD.com, Pinduoduo, Tmall, and Youpin, among others, for online sales and order fulfillment of our products and derive a material portion of our online sales revenue therefrom. If our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or we fail to incentivize such platforms to drive traffic to our online stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any internal operation or corporate restructuring and adjustments, negative publicities and operating conditions about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less user traffics to our flagship stores, which may negatively impact our business and results of operations.

We face risks associated with our network partners and their personnel for our network of Viomi offline stores.

We rely on third-party network partners to operate our network of Viomi offline stores. We rely on these network partners to directly interact with and serve end customers, but the interest of a network partner may not be entirely aligned with ours. We set standards of practice of our network partners and provide incentives and periodic evaluation. However, our control over the network partners may not be as effective as if we directly owned and operated these offline stores.

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

Our offline stores may not be successful due to factors beyond our control, such as underperformance of the stores or adverse market conditions. Our network partners may also not have the necessary experience or resources to successfully operate the stores over time. We may also have disputes with our network partners. Suspension or termination of a network partner’s services in a particular area may cause interruption to or failure in our services in the corresponding area. We may not be able to promptly replace our network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. Any service disruptions associated with our network partners could result in our customer satisfaction, reputation, operations and financial performance being materially and adversely affected.

If we are unable to adapt to technological changes and implement technological enhancements to our products and services, our ability to remain competitive could be adversely affected.

The home water solutions market, together with the broader consumer products and home appliances market, is known for its fast-paced technological advancements, frequent launches of new products and changing industry standards, including the rollout of AI and 5G technologies and related ecosystems. We have implemented an “AI for Better Water” mission and further strengthened AI application and technology innovation, and have launched a number of innovative and exciting products to strengthen our extensive product portfolio, such as the Kunlun AI water purifiers. Although we are acting proactively to keep pace with the trends of AI and 5G as well as other technological developments in the industry, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, voice-control and intelligent display are important features of our products, and the technologies supporting them have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

We cannot guarantee that we will be able to successfully manage product manufacturing in-house or implement our strategic value chain investments effectively.

We have established Guangdong Lizi Technology Co., Ltd., or Guangdong Lizi, as a “Water Purifier Gigafactory” focusing on the research, design, production and supply of smart water purifiers, water purifier filters. In addition, we have acquired land use right to a parcel of land of approximately 36,000 square meters in Shunde, Guangdong Province, for the development of Viomi Technology Park, a comprehensive high-tech industrial campus. The construction was completed in the second half of 2023 and Guangdong Lizi, the Water Purifier Gigafactory, has moved into the campus. Currently, the campus includes our multi-functional headquarters, including an exhibition center, research and development center, smart manufacturing center mainly the Water Purifier Gigafactory, and centralized hub for sales and customer service functions. Going forward, the Water Purifier Gigafactory is prioritize the upgrading of water purification industrial chain capabilities. Accordingly, we face risks inherent to maintaining product development and manufacturing facilities or associated with expansion of production capacity and such other risks common in the product development and manufacturing industry. If we are unable to effectively manage the risks we face and produce high-quality products cost-efficiently to meet the market demand and implement effective cost and expense control, our business, financial condition and results of operations may be materially and negatively affected and we may not be able to recoup the investments we have made.

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

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline stores, third-party offline channels and overseas distribution channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products. Historically, Xiaomi has been our largest and most important customer. A significant portion of our revenue derive from sales to Xiaomi. Specifically, sales to Xiaomi accounted for 74.7%, 78.9% and 82.7% of our net revenues in 2022, 2023 and 2024, respectively.

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

In addition, we have been optimizing offline stores and cooperating with more and additional new network partners. With the increased scale of operations, we will be required to invest additional resources in managing our network partners, and hence we may not be able to expand as fast or as successfully as we expect. In addition, our sales network management systems may not be effective.

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

We rely on cloud servers maintained by Huawei, Tencent Cloud, Alibaba, Xiaomi, Amazon and Volcengine to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

According to our business cooperation agreement with Xiaomi, Xiaomi and we have joint ownership over most of the technology properties (other than industrial designs) and related intellectual properties generated from the process of design, development, manufacturing and sales of Xiaomi customized products and certain of our Viomi-branded products we supply to Xiaomi. Xiaomi may use these intellectual properties and user data to develop and manufacture competing products on its own and although the business cooperation agreement forbids the parties to license any third party to use the jointly owned intellectual properties without prior consent of the other party, we cannot ensure the compliance of Xiaomi with such agreement.

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

The Chinese economy had experienced labor cost increases in the wave of inflation in previous years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were an increase of 1.8%, a decrease of 0.3% and an increase of 0.1%, respectively. Given that majority of our contract manufacturers are currently located in China, rising labor costs in China will increase our personnel expenses. If we are unable to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected. There can be no assurance that we will not be negatively affected in the future by the reoccurrence of inflation in China. As we procure most of our raw materials from China, the potential reoccurrence of inflation may adversely affects our costs of raw materials. We may not be able to pass on rising costs as a result of higher labor costs and increasing raw material prices to end consumers in the form of higher retail sale prices.

Certain of our directors may have conflicts of interest.

One of our directors, Mr. De Liu, is also a director of Xiaomi. This association may give rise to potential conflicts of interest, especially with regard to our business cooperation with Xiaomi. Directors of our company are required by law to act honestly and in good faith with a view to the best of our interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. Our code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, our audit committee charter provides that most related party transactions must be pre-approved by the audit committee, a majority of which consist of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Xiaomi, Mr. Liu will still be entitled to vote in our board meeting, and we cannot assure you that Mr. Liu’s decision will not be impacted by any potential conflict of interest arising from his relationship with Xiaomi. Additionally, after the completion of the 2024 reorganization transaction, Mr. Xiaoping Chen, our founder, chairman of our board of directors, and chief executive officer, also controls and operates the divested IoT@Home business. Although the divested IoT&Home business does not compete with us directly, operating such business may divert a significant amount of Mr. Xiaoping Chen’s attention, which could have an advere impact on our results of operations.

In connection with the audit of our consolidated financial statements included in this annual report, we identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audit of our consolidated financial statements included in this annual report, we identified the following material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have taken measures and plan to continue to take measures to remediate the material weaknesses. See “Item 15. Controls and Procedures—Changes in Internal Control.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. Based on its evaluation, our management concludes that our internal control over financial reporting as of December 31, 2024 was not effective. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” For future fiscal years, our management may conclude that our internal control over financial reporting was not effective either. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expense and have dilutive impact to you.

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 44,894,295 ordinary shares underlying all awards may be issued. As of December 31, 2024, there were 24,440,836 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of US$0.51 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our company.

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

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate these businesses in China through our VIEs and their subsidiaries, in which we have no ownership interest. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Our WFOEs have each entered into a series of contractual arrangements with one of our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. Our VIEs currently include Beijing Yunmi Technology Co., Ltd., or Beijing Viomi, and Guangzhou Interconnect Technology Co., Ltd., or Guangzhou Interconnect, and, prior to the completion of the 2024 reorganization transaction, our VIEs include Beijing Viomi and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi. Prior to the completion of the 2024 reorganization transaction, we operate our internet information and e-commerce services business primarily through our former VIE, Foshan Viomi. In the 2024 reorganization transaction, Foshan Viomi agreed to transfer the websites, mobile apps, mini programs operated by it and all the relates materials and rights (including but not limited to domain names, databases, codes, software, operational data, materials, documents, information) to Guangzhou Interconnect. We and Foshan Viomi are currently in the process of such transfer, and after the completion of the transfer, Guangzhou Interconnect will replace Foshan Viomi in operating internet information and e-commerce services business. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and their subsidiaries and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 90.2%, 88.9% and 45.0% of our revenues in 2022, 2023 and 2024, respectively.

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

We rely on contractual arrangements with our VIEs and their respective shareholders, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct part of our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business, financial condition and results of operations.

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

Shareholders of our VIEs may have potential conflicts of interest with us. For instance, Mr. Xiaoping Chen, our founder, chairman of our board of directors, and chief executive officer, holds 60% of equity interests in Beijing Viomi, one of our VIEs, with the remaining 40% equity interests of which is held by affiliates or employees of certain of our principal shareholders, Red Better Limited and Shunwei Talent Limited. Foshan Viomi, 99.78% equity interests of which is held by Mr. Chen and the remaining 0.22% equity interests of which is held by a limited partnership controlled and managed by Mr. Chen, holds 100% of equity interests in the other VIE, Guangzhou Interconnect. Conflicts of interests may arise between their roles in our company or in our principal shareholders and their positions as nominal shareholders of our VIEs. These shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

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

We may lose the ability to use and enjoy assets held by our VIEs that may be material to the operation of certain portion of our business if the VIEs go bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIEs and their subsidiaries hold part of our assets, some of which may be material to the operation of our business. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of any of their material assets outside the ordinary course of operation or equity interests in the business operation without our prior consent. If our VIEs undergo voluntary or involuntary liquidation proceedings, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor is subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. As of the date of this annual report, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

We conduct our business primarily in China. The PRC government has significant oversight over the conduct of our business, and may regulate or influence our operations. We cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over overseas offerings that are conducted by China-based issuers. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

We conduct our business primarily through our PRC subsidiaries and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change from time to time. The interpretations of many laws, regulations and rules are subject to further implementation and clarification. For example, the PRC Foreign Investment Law, which took effect on January 1, 2020, embodies a PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, its implementation rules and ancillary regulations, which may materially impact the viability of our current corporate structure, corporate governance and business operations. We cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

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

Prior to the completion of the 2024 reorganization transaction, our former VIE, Foshan Viomi, holds an operating permit for e-commerce services and an operating permit for internet information services. After the completion of the 2024 reorganization transaction, Guangzhou Interconnect has obtained an operating permit for e-commerce services and an operating permit for internet information services. In addition, the licenses, permits or registrations we may hold in the future are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under the PRC laws and regulations, our VIEs as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

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

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, substantial of whom currently reside outside of the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands would (a) recognize or enforce judgments of the United States courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (b) entertain original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgement obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying disputes, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, and (5) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards many countries, including China. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies for alleged activities both inside and outside of China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies.

We are monitoring policies in the United States that are aimed at restriction U.S. persons from investing in certain Chinese companies and/or imposing sanctions on Chinese entities. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers and manufacture advanced semiconductors. On August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound FDI review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products.” On June 21, 2024, the U.S. Department of the Treasury issued a notice of proposed rulemaking on outbound U.S. investment involving China that generally follows the advanced notice of proposed rulemaking. On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. The final rule took effect on January 2, 2025. The final rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the final rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The final rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The final rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. We do not believe we would be defined as “covered foreign person” under the final rule, because we do not engage in a “covered activity” (as defined in the final rule) or otherwise meet the definition of “covered foreign person” provided in the final rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the final rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the final rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the final rule or the introduction of similar regulations. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects.

Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. We begin to expand our business internationally. Any unfavorable government policies on international trade or any restriction on Chinese companies may affect consumer demand for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

The PRC government has provided various tax incentives to our certain subsidiaries. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Guangdong Lizi has obtained High and New Technology Enterprise status since December 1, 2020, and is thus eligible to enjoy a preferential tax rate of 15% for the periods presented and within the validity period of its High and New Technology Enterprise status, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or VIEs in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or VIEs in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

The ownership certificate or other similar proof of one of our leased properties has not been provided to us by the lessor. Therefore, we cannot assure you that such lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties decline to ratify the lease agreements between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the lease agreement against the owner. As of December 31, 2024, we are not aware of any claim or challenge brought by any third parties concerning our use of leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate claims against the lessors under relevant lease agreements for losses resulting from indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from or filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required if we were to conduct offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. If we were to conduct offshore offerings and fail to obtain such approval or filing procedures, or such approval or filing, if obtained by us, were to be rescinded, we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 91.0% and 61.0%, respectively, of the aggregate voting power of our company as of July 31, 2025. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Because we may not pay regular dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain our available funds and any future earnings to fund the development of our business. We do not have any present plan to pay regular cash dividends on our ordinary shares in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain register of members or corporate records (other than the memorandum and articles of association, the register of mortgages and charges and special resolutions passed by our shareholders) of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially almost all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, such judgements against our assets or the assets of our directors and officers are further subject to recognition and enforcement proceedings under the laws of the Cayman Islands and the laws of China.

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

Depending on the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the Asset Test. For purposes of determining our PFIC status, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly, or constructively, at least 25% (by value) of its stock. Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our income and assets and the market value of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2024.

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

In August 2024, to implement our “Focus” strategy for home water solutions, we divested our businesses and assets involving certain IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) for a total consideration of RMB65 million in cash. Embrading the mission of “AI for Better Water,” we strive to utilize AI technology to provide better drinking water solutions for households. As an industry-leading technology company in home water solutions in China, we have developed a distinctive “Equipment + Consumables” business model. To achieve this, we effect the 2024 reorganization transition by termination the contractual arrangements between Yunmi Hulian and Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co. Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, Zhumeng Hulian and Guangzhou Interconnect have enter into a new set of contractual arrangements, as a result of which the Company has controlled Guangzhou Interconnect and consolidated its financial results.

We carry out our business though our subsidiaries and VIEs. We have two WFOEs in China, namely Lequan Technology (Beijing) Co., Ltd., or our WFOE I, and Zhumeng Hulian Technology (Guangdong) Co., Ltd., or our WFOE II, to direct the activities of our VIEs and their subsidiaries. Our WFOE I has a series of contractual arrangements with Beijing Viomi and its shareholders. Our WFOE II has a series of contractual arrangements with Guangzhou Interconnect and its shareholders. Prior to the completion of the 2024 reorganization transaction, our WOFEs include WOFE I and Yunmi Hulian Technology (Guangdong) Co., Ltd., or the former WOFE. and our VIEs include Beijing Viomi and Foshan Viomi. See “—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders” below. Revenues contributed by our VIEs accounted for 90.2%, 88.9% and 45.0% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Embracing the mission of “AI for Better Water,” we strive to utilize AI technology to provide better drinking water solutions for households worldwide. As an industry-leading technology company in home water solutions, we have developed a distinctive “Equipment + Consumables” business model. By leveraging our expertise in AI technology, intelligent hardware and software development, we simplify filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Our continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. We operate a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables us to achieve economies of scale and accelerate the global popularization of residential water filtration.

Our business comprises of two main parts, our Viomi business, which includes our Viomi-branded products, and Non-Viomi business, which involves our strategic partnership with Xiaomi. Sales through our own and third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 25.3%, 21.1% and 17.3% of our net revenues in 2022, 2023 and 2024, respectively. Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us with access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 74.7%, 78.9% and 82.7% of our net revenues in 2022, 2023 and 2024, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

As an industry-leading technology company for home water solutions, Viomi has consistently driven technological breakthroughs over the past decade. These innovations include:

- Tankless large-flux water purifier: provides fresh drinking water 24/7, with a water flux up to 2000G, expanding the usage scenario of water purification from drinking to cooking, washing vegetables, and more.

- Advancements in ERO electrodialysis and mineralization filter technologies: Allow Viomi to offer a range of water solutions, from pure water to natural mineral water, promoting a new trend of healthy living.

- Integrated functions: Viomi has evolved from single-function filtration to integrated functions such as instant heating, cooling, and ice-making, meeting diverse global drinking needs.

We offers a wide range of products covering various home scenarios, from kitchen to living room and whole-house, comprehensively addressing the increasing global demand for cleaner, fresher and healthier drinking water. With our unwavering commitment to bring smarter products and solutions to consumers, we ranked the 439th in the 21st edition of “2024 China’s Top 500 Brands” list released by World Brand Lab on June 19, 2024, with a brand value of approximately RMB15.3 billion.

In March 2024, for our home water system products, we introduced the Viomi Kunlun Mineral AI Water Purifier, integrating advanced AI technology to optimize the purification process. Featuring an innovative AI-powered mineralizing filter technology, it ensures the sustained release of beneficial minerals. This produces purified water with a mineral composition closely resembling natural mineral water, providing our users with fresh, mineral-rich water at home. In North America, we introduced the Vortex series of under-the-sink RO water purifiers, designed for users who value convenience and efficiency. Its self-installation feature has been well-received, with over 80% of users reporting a smooth installation process averaging only 20 minutes. The Vortex’s tankless design and DIY filter replacement can greatly save space and time for users. A three-to-one wastewater ratio and four-year long-lasting filter lifespan enhance filtration efficiency, reduce water waste, and lower maintenance costs, delivering a superior user experience.

In May 2025, we launched Kunlun 4 Pro Alkaline Mineral Water purifier, this next-generation water purifier harnesses AI technology to replicate the natural mineral water formation process, aiming to elevate household drinking water from the era of “pure water” to the new era of “pure mineral water,” and offering a solution for families seeking mineral-rich drinking water at home.

Our platform

Our unique platform consists of innovative home water systems, consumables, and kitchen appliances and others.

Prior to our 2024 reorganization transaction, we grouped our products into four business lines, including IoT@Home portfolio products, home water solutions, consumables and small appliances and others. After the divestment of our “divested IoT@Home business in 2024, we re-grouped our products to better reflect our “Focus” strategy for home water solutions.

Currently, our products are grouped under the following three business lines: “home water systems,” which mainly are composed of our smart water purification products, water heaters, smart water kettles, and electric kettles, among others “consumables,” which consist of our consumable products that mainly include a range of water filters for our smart water purifiers, and “kitchen appliances and others,” which refer to range hoods, gas stoves, and other small appliances, as well as product installation services and rental services.

Specifically, water heaters, smart water kettles which were previously grouped under IoT@Home portfolio products, have been re-grouped to home water systems. Electric kettles, which were previously grouped under small appliances and others, have been also re-grouped to home water systems. Range hoods, gas stoves, and other small appliances, which were previously grouped under IoT@Home portfolio products, have been re-grouped to kitchen applicants and others.

The table below sets forth the revenue contribution of our key business lines after the product recategorization:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Home water systems	1,162,725	64.9	1,077,858	65.8	1,498,368	205,276	70.7
Consumables	353,936	19.8	324,738	19.8	277,704	38,045	13.1
Kitchen appliances and others(1)	273,584	15.3	236,140	14.4	342,910	46,978	16.2
Total	1,790,245	100.0	1,638,736	100.0	2,118,982	290,299	100.0

Note:

(1)	Including range hoods, gas stoves and other small appliances, as well as product installation services and rental services. For more details, see note 15 to our consolidated financial statements at the end of this annual report.

Home water systems

The core of our home water system products are our Viomi-branded and Xiaomi-branded smart water purifiers, which are complemented by our easy-to-install replaceable water filter consumable products. In general, our smart water purifiers feature precision sensors that enable real-time monitoring of the water purification process, facilitating data analysis and automatic adjustments with AI technology, innovative water purification technologies such as high-flow reverse osmosis membrane, and mobile application connectivity that allows users to monitor the status of the water purifier and receive reminders to replace filters. We also introduced a series of large-flux water purifier products as well as our 800 to 2000 gallons Super series of large-flux water purifiers in 2021 and 2022. In April 2021, we introduced the high-end EROx mineral water purifier with the application of electrodialysis technique which is able to retain the minerals beneficial for human health to further meet the diverse demands of our users. In October 2023, we introduced the 1200G Super 2 AI water purifier, featuring bamboo charcoal filters designed to preserve nutrient elements, such as silicic acid. In addition, in March 2024, we unveiled the Kunlun AI mineral water purifier, which is empowered by our selected high-quality mineral resources and advanced techniques for intelligent system adjustments based on various factors, facilitating a steady and durable release of beneficial minerals. In North America, we introduced the Vortex series of under-the-sink RO water purifiers, designed for users who value convenience and efficiency. Its self-installation feature has been well-received, with over 80% of users reporting a smooth installation process averaging only 20 minutes. The Vortex’s tankless design and DIY filter replacement can greatly save space and time for users. A three-to-one wastewater ratio and four-year long-lasting filter lifespan enhance filtration efficiency, reduce water waste, and lower maintenance costs, delivering a superior user experience.

Our home water system products also include water heaters, smart water kettles, and electric kettles, among others.

Consumables

The consumables mainly include water filters for our smart water purifiers. We offer water filters that are complementary, and often essential, to our home water systems. These products generate additional, recurring revenue streams throughout the life cycle of our home water systems. Consumers can purchase these products through our sales channels or the e-commerce platforms integrated to our home water systems.

Kitchen appliances and others

Another component of our platform is our kitchen appliances and others.

We offer a variety of other kitchen appliances to supplement our home water systems. These kitchen appliances include range hoods, gas stoves, and other small appliances.

We provide product installation services to end-customers and lease properties to related parties.

Sales Channels

Our key sales channel network consists of (i) online e-commerce platforms, (ii) third-party offline channels, through which we predominantly sell Viomi-branded products, and (iii) Xiaomi, through which we predominantly sell Xiaomi-branded products.

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

Since 2022, we have deepened our cooperation with JD Logistics to access a broader range of services including planning, logistics, warehousing and installation, which we believe improves efficiency throughout our cycle, from solution design and delivery to installation, as well as provide our customers with more enjoyable after-sale service experience. In 2023, we closely cooperated with JD.com to ensure a smooth and differentiated consumer experience by introducing our new water purifiers on its platform. In February 2025, we further strengthened our cooperation with JD, reaching a joint marketing agreement for the Kunlun series products to promote healthy drinking water.

We are also developing our overseas business via online channels. Our North America new product series made a strong international debut on the Kickstarter crowdfunding platform on November 5, 2024, surpassing its funding goal on the first day with 168 backers contributing over 1,200% of the target. Our Amazon store was officially launched on December 16, 2024.

Offline

Our offline sales channels comprise of our Viomi offline stores and online-to-offline (O2O) outlets of major e-commerce retailers. These O2O outlets complement our online channels, expanding our market access and increasing our brand awareness.

Third-party offline channels

To further diversify and strengthen our overall channel penetration and presence, we have increased our overall points of sales, particularly through cooperation with O2O outlets of major e-commerce retailers such as JD nationwide, which are expected to increase our end-points of sales and overall consumer awareness of our brand, products and concept.

We are also developing our overseas business by upgrading channels, diversifying our operation model and expanding product categories. We participated for the first time in CES 2025 in Las Vegas in January 2025. Our intelligent home water solutions garnered widespread recognition from industry experts and attendees, reinforcing our reputation as a smart home water solutions innovator.

Xiaomi

Under our cooperation agreement with Xiaomi, we are responsible for the design, research, development, production and delivery of various Xiaomi-branded products to Xiaomi. Xiaomi is then responsible for commercial distribution and sales of these respective products. We also sell some Viomi-branded products to Xiaomi.

Research and Development

We are committed to developing new and innovative products and services through research and development. As a long-term strategy, we are committed to provide industry-leading water solutions. Recently, we moved Guangdong Lizi’s smart water purification system facility to the Viomi Technology Park, to seamlessly integrate both upstream and downstream segments of water purification product manufacturing. As of December 31, 2024, our total research and development staff consisted of approximately 162 employees across multiple R&D centers and product groups teams, representing 31.1% of our total number of employees. Many of our team members are global and cross-industry experts in technical product hardware development, software and AI, including experts with previous experience working at Microsoft, LG, Samsung and AO Smith. We incurred RMB210.0 million, RMB148.9 million and RMB142.9 million (US$19.6 million) in research and development expenses in 2022, 2023 and 2024, respectively.

Our R&D achievements have also been recognized by industry and professional institutions. In April 2022, our AI range hoods’ visual detection module technology won the Excellence Award at the 23rd China Patent Awards. Also, in the same month, we took the silver at the 8th Guangdong Patent Awards with one of our water purifiers and its integrated waterway module technology. Further, the Viomi brand was added to the key trademark protection list in Guangdong province. We were officially listed as Guangdong PhD Work Station by the government and have obtained the selection qualification to establish the Guangdong Postdoctoral Work Station. In July 2023, through its outstanding R&D efforts and innovative capabilities in the water purification industry, Guangdong Lizi Technology Co. Ltd., one of our subsidiaries, was honored with a national-level specialized and innovative “Little Giant” enterprise, which is one of the highest-level and most authoritative evaluation ratings for domestic enterprises in China. In December 2023, we ranked the second in the Technology Progress Awards by the Guangdong Artificial Intelligence Industry Association.

Software, AI and Data Analytics Systems

We rely on our advanced software, innovative AI technology and powerful data analytics capability to develop, operate, and continually enhance our products.

Advanced software

We have developed advanced software to enable interconnectivity of our products and to support and expand their functionalities. Our software is equipped with public application programming interface through which other parties’ software and products can be connected to and integrated with ours.

Some of our products that are equipped with interactive screens that run the Android operating system, which can operate software applications with advanced and diverse functions and serve as the platform on which our products connect. The rest of our products have embedded systems that operate both locally and on the cloud. Our Viomi mobile app allows customers to quickly and efficiently discover, review, select and purchase our products. In addition, the Viomi app serves as the control app for certain of our products, and enables our users to manage, monitor and interact with such products. Using our cloud-based software system, our products receive automatic updates, often on an overnight basis, to incorporate new functionalities and grow smarter over time based on our data analysis.

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

Our big data analysis team has developed our own data analytics platform. We use this platform to extract intelligence from large amounts of data. Analyzing this data enhances our understanding of user behavior, and we are thus able to further develop our home water solutions and other products to better serve our customers. By providing better solutions, we believe we will attract more users over time. More users on our platform can then generate more data for our software analytics, enhance our software and algorithms, and lead to a better user experience, which in turn can attract more users to our platform, a powerful virtuous cycle.

We consider the protection of the personal privacy of each of our users to be of paramount importance. We collect only anonymous data and only with users’ consent, and all sensitive data is encrypted. We use such data only for the improvement of our products and services. Furthermore, our employees’ access to our internal information management system is limited to verified IP address and we restrict the scope of such access based on the duty of the employee. Our data is stored securely in Huawei, Tencent, Alibaba, Xiaomi, Amazon and Volcengine Cloud services.

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

As of December 31, 2024, we had 1,906 patents registered with the State Intellectual Property Office of China.

Globally, as of December 31, 2024, we had 9 pending patent applications in the United States.

As of December 31, 2024, we had registered 70 trademarks in China.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Meanwhile, our strong manufacturing, research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

Our cooperation with and sales to Xiaomi extends to a diversified range of products, which, as of the end of 2024, included Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, water heaters as well as other small products such as kettles, small kitchen products and water quality meters.

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

Sales and Marketing

Marketing

Our marketing is focused on building our brand recognition, increasing market awareness of our home water solutions and driving customer demand, as well as collaborating with our third-party partners across our sales channels. Examples of our marketing initiatives include:

Branding and advertisements

We leverage social-media, including live-streaming platforms to engage with users of our products, whereby we enhance user-experience while promoting our brand. For example, we have invited key opinion leaders, or KOLs, celebrities, and even our management and employees to be live-streaming hosts. Considering the target market of our brand and products, support from KOLs through social-media and live-streaming has been quite an effective marketing initiative, not only as a promotional tool, but also to increase customer and user stickiness and engagement. On October 11, 2023, we announced Ms. Xiwei Tian, a well-known actress in China, as the global brand spokesperson for Viomi. As a new-generation actress, Ms. Tian represents the voice of younger consumers who pursue high-tech and healthy lifestyles.

Events marketing

We organize and participate in various official online and offline events to promote our brand and the idea of a healthy lifestyle. We actively participate in shopping festivals across e-commerce platforms such as “618”, “Double Eleven” and “Double Twelve,” which are highly popular among Chinese consumers. In March 2024, we hosted the Viomi Spring Water Purifier New Product Launch Event and unveiled the Viomi Kunlun Mineral AI Water Purifier. In May 2025, we unveiled Kunlun 4 Pro Alkaline Mineral Water purifier at a special offline product event.

Customer service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from customer service representatives through real-time online chat, our toll-free customer service phone number, or visiting our Viomi offline stores. To improve our overall customer service capability, we keep upgrading our service network across China and have implemented a customer satisfaction system, which integrates the call center, service task and customer relation management.

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

Manufacturing and Fulfillment

Procurement and manufacturing

We produce our products both through outsourcing manufacturing and through in-house manufacturing. Currently, excluding water purification products and filters, the rest of our product manufacturing, is outsourced to a number of contract manufacturers, who produce our products using design specifications and standards that we have established. We also help our contract manufacturers to design the equipment and tooling used in the production and help train their workers. We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including whether or not to utilize new or alternative contract manufacturers or component suppliers.

Our in-house facility, Guangdong Lizi, commenced commercial operations in the first half of 2019 and were integrated into our Viomi platform. Guangdong Lizi is a smart water purification system facility focusing on the research, design, production and supply of smart water purifiers and water purifier filters Going forward, we expect that an increase in the proportion of our smart water purifier, water purifier filter demands that can be supplied directly through this facility.

We acquired land use right to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province in June 2020, for the development of Viomi Technology Park, a comprehensive high-tech industrial campus. We have completed the construction of the building in the second half of 2023 and relocated our in-house facility, Guangdong Lizi, the Water Purifier Gigafactory, of the group into the park. The Viomi Technology Park currently include our multi-functional headquarters, namely a product experience center, a research and development center, a Water Purifier Gigafactory, and a centralized hub for sales and customer service functions. Going forward, the Water Purifier Gigafactory is expected to focus on and accommodate additional facilities for our home water system products, especially water purification products, serving as a focal point of our expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities. We are committed to strengthening our supply chain resources to provide the necessary foundation for supporting our manufacturing and R&D capabilities.

We believe that outsourcing certain manufacturing of our products while retaining others at our own facility allows us to scale up more rapidly while also providing additional operational flexibility and at the same time ensures our control over our supply chain and technological expansion.

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

We cooperate with Xiaomi, Huawei, Alibaba, Tencent, Amazon and Volcengine Cloud services for services such as computing services, storage, server, bandwidth and video call. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

Competition

We compete with other companies in all aspects of our business, particularly companies that are in the home water solution market. The home water solution market has a large number of participants, including traditional appliances companies, consumer electronics companies and AI and consumer internet companies that are moving into the hardware space. The industry in which we compete is evolving rapidly and is becoming increasingly competitive. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.”

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

To comply with these regulations, we have adopted a “VIE” structure. Prior to the completion of the 2024 reorganization transaction, our former VIE, Foshan Viomi, holds an operating permit for e-commerce services and an operating permit for internet information services, which allow Foshan Viomi to provide e-commerce services and internet information services. In the 2024 reorganization transaction, Foshan Viomi agreed to transfer the websites, mobile apps, mini programs operated by it and all the relates materials and rights (including but not limited to domain names, databases, codes, software, operational data, materials, documents, information) to Guangzhou Interconnect. We and Foshan Viomi are currently in the process of such transfer. Guangzhou Interconnect has obtained an operating permit for e-commerce services and an operating permit for internet information services. After the completion of the transfer and obtaining all the operating permits, Guangzhou Interconnect will replace Foshan Viomi in operating internet information and e-commerce services business.

Regulations on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue Industries for Encouraging Foreign Investment and the Catalogue of special management measures, or the Negative List, both of which were promulgated and are amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The latest version of the Catalogue Industries for Encouraging Foreign Investment, which was amended and issued on October 26, 2022 and became effective on January 1, 2023, indicates the encouraged industries for foreign investments. The latest version of the Negative List, which was amended and issued on September 6, 2024 and became effective on November 1, 2024, divides the industries listed therein into two categories: restricted industries and prohibited industries. Any industry not listed in any of the latest version of the Catalogue Industries for Encouraging Foreign Investment or the latest version of the Negative List is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

We are subject to the above laws and regulations as an online retailer of products and believe that we are currently in compliance with these regulations in all material aspects.

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

As of December 31, 2024, we had 1,906 patents granted and 596 patents applications pending in China, 9 patents pending outside China.

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

As of December 31, 2024, we had registered 70 trademarks in China.

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

As of December 31, 2024, we had registered 21 pieces of software copyright in China.

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

As of December 31, 2024, we had registered 15 domain names.

Regulations on manufacture and sale of home appliances

Pursuant to the Regulations of the PRC Concerning Accreditation and Recognition, promulgated by the State Council, in 2003 and most recently amended in July 2023, products specified by the applicable government authorities shall not be delivered, sold, imported or used in other business activities until they are certified (or referred to as the Compulsory Product Certification) and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogue, unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the latest Compulsory Product Certification Product Catalogue promulgated by the State Administration for Market Regulation in August 2023, household and similar electrical appliances, including the water heater, range hood and water purifier, are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

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

Energy Label Management Rules, jointly promulgated by the National Development and Reform Commission, and the General Administration of Qualification Supervision, Inspection and Quarantine, in 2004 and most recently amended in February 2016, provide that the products listed in the Product Catalogue for Energy Efficiency Labeling in the People’s Republic of China shall be marked with the energy-efficient labels. Manufacturers and importers of energy-using products included in such catalogue shall file a record of energy efficient labels and the relevant information with the General Administration of Qualification Supervision, Inspection and Quarantine and the China National Institute of Standardization authorized by the National Development and Reform Commission.

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

Prior to the completion of the 2024 reorganization transaction and as of the date hereof, Foshan Viomi, as the operator of Viomi mobile app, is subject to the above laws and regulations as an application information services provider. After the completion of the transfer of the mobile app from Viomi to Guangzhou Interconnect pursuant to the transaction documents of the 2024 reorganization transaction, Guangzhou Interconnect will become the operator of the mobile app and be subject to the above laws and regulations. We believe that Foshan Viomi is currently in compliance with these regulations in all material aspects, and that we will continue to be in compliance with these regulations in all material aspects after the aforesaid transfer.

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

December 28, 2021, the CAC and multiple government authorities jointly released the Cybersecurity Review Measures effective on February 15, 2022. The Cybersecurity Review Measures stipulate that, critical information infrastructure operators that procure internet products and services and network platform operators that carry out data processing activities are subject to a cybersecurity review if their activities affect or may affect national security, and that network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC laws. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply. The Cybersecurity Review Measures are subject to further clarification on whether relevant requirements will be applicable to companies that are already listed in the United States, such as our company. We cannot predict the impact of the Cybersecurity Review Measures at this stage, and we will closely monitor and assess any developments in the rulemaking process.

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

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. On March 22, 2024, the CAC released the Provisions on Facilitating and Regulating Cross-border Data Transfer. These rules specify the circumstances in which data processors must apply for outbound data transfer security assessment with the CAC. Pursuant to these rules, a data processor is required to apply for a CAC security assessment when: (i) a critical information infrastructure operator is transferring personal information or important data abroad, (ii) a data processor other than a critical information infrastructure operator transferring important data abroad, or is transferring abroad personal information (excluding sensitive personal information) of over one million individuals or sensitive personal information of over 10,000 individuals on a cumulative basis starting from January 1 of the current year; or (iii) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. In addition, if a data processor other than a critical information infrastructure operator transfers abroad personal information (excluding sensitive personal information) of more than 100,000 but less than one million individuals, or the sensitive personal information of less than 10,000 individuals on a cumulative basis starting from January 1 of the current year, it must conclude a standard contract with the overseas recipient or undergo the authentication on the protection of personal information pursuant to the laws and regulations. The Provisions on Facilitating and Regulating Cross-border Data Transfer also set out exemptions from the security assessment, the conclusion of the standard contract, and the authentication for protection of personal information. These exemptions apply when the outbound transfer of personal information by a data processor falls within any of the following circumstances: (i) where it is truly necessary to transfer personal information abroad for the purpose of executing and performing a contract to which the individual is a concerned party, such as cross-border shopping, cross-border consignment, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa application, and examination services; (ii) where it is truly necessary to provide employees’ personal information abroad for the purpose of cross-border human resources management under lawfully established labor rules and regulations and pursuant to a lawfully executed collective contract; (iii) where it is truly necessary to transfer any personal information abroad in an emergency for the purpose of protecting the health, life, and property safety of a natural person; or (iv) where a data processor other than a critical information infrastructure operator transfers abroad the personal information (excluding sensitive personal information) of less than 100,000 individuals on a cumulative basis starting from January 1 of the current year. However, since the Outbound Data Transfer Security Assessment Measures and the Provisions on Facilitating and Regulating Cross-border Data Transfer were newly promulgated, these rules will be subject to further implementation and interpretation. The identification of “outbound data transfer” and “important data” is subject to further clarification. These bring more uncertainties with respect to the application and enforcement of the measures, and we may be subject to such outbound data security assessment with the CAC.

On September 24, 2024, the State Council issued the Regulations on the Network Data Security, which became effective on January 1, 2025. The Regulations on the Network Data Security is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Regulations on the Network Data Security introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers. It remains to be seen how this regulation will be interpreted and implemented, and to what extent it will affect our operations.

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

Regulations on dividend distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	The PRC Company Law (1993), as amended in 1999, 2004, 2005, 2013 and 2018, with the most recent amendment adopted in 2023 and becoming effective on July 1, 2024;
●	The PRC Foreign Investment Law (2020); and
●	The Implementation Regulations on the PRC Foreign Investment Law (2020).

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

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs as of the date of this annual report:

Notes:

(1)	Mr. Chen holds 60% equity interests in Beijing Viomi. Two employees of our shareholders, Red Better Limited and Shunwei Talent Limited, equally hold the remaining 40% of the equity interests in Beijing Viomi.
(2)	Foshan Viomi holds 100% of equity interests in Guangdong Interconnect Electric Appliances Technology Co. Ltd.

Contractual Arrangements with Our VIEs and Their Shareholders

A series of contractual agreements have been entered into by and among our WFOEs, our VIEs and their respective shareholders, including (i) shareholder voting proxy agreements, which provide us with effective control over our VIEs in China, (ii) exclusive consultation and service agreements, which allow us to receive economic benefits from our VIEs in China, (iii) exclusive option agreements, which provide us with the option to purchase the equity interests in, and assets of, our VIEs, and (iv) equity pledge agreements, under which the shareholders of our VIEs have pledged 100% equity interests in our VIEs to our WFOEs to secure shareholders’ obligations under the exclusive option agreements, the shareholder voting proxy agreements and the equity pledge agreements. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar.

Our WOFEs currently include WOFE I and WOFE II. Prior to the completion of the 2024 reorganization transaction, our WOFEs include WOFE I and the former WOFE. Our VIEs currently include Beijing Viomi and Guangzhou Interconnect. Prior to the completion of the 2024 reorganization transaction, our VIEs include Beijing Viomi and Foshan Viomi.

Specifically, after the completion of our 2024 reorganization transaction, we have terminated the contractual arrangements between the former WOFE, and Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co. Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, WOFE II and Guangzhou Interconnect have enter into a new set of contractual arrangements, as a result of which the Company has controlled Guangzhou Interconnect and consolidated its financial results.

Agreements that provide us with effective control over our VIEs

Shareholder Voting Proxy Agreements. Our WFOE I, Foshan Viomi and Mr. Xiaoping Chen, who was then the sole shareholder of Foshan Viomi, entered into a Shareholder Voting Proxy Agreement on September 5, 2018, or the Original Shareholder Voting Proxy Agreement. On April 28, 2020, WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into a Termination Agreement, which terminated the Original Shareholder Voting Proxy Agreement. On the same date, the former WFOE, Foshan Viomi and shareholders of Foshan Viomi entered into a Shareholder Voting Proxy Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. On July 19, 2024, the former WFOE, Foshan Viomi and shareholders of Foshan Viomi entered into a Termination Agreement, which terminated the Shareholder Voting Proxy Agreement.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into a Shareholder Voting Proxy Agreement. Pursuant to the Shareholder Voting Proxy Agreement, each shareholder of Beijing Viomi has irrevocably authorized any person designated by our WFOE I to act as his attorney-in-fact to exercise all of his rights as a shareholder of Beijing Viomi, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and election of directors, and other senior management personnel who shall be appointed or removed by the shareholders as well as the sale or transfer of all or part of the equity interests owned by such shareholder. Such shareholder voting proxy agreements will remain effective, unless otherwise terminated in advance pursuant to agreement in writing from all parties.

On July 20, 2024, our WFOE II, Guangzhou Interconnect and the sole shareholder of Guangzhou Interconnect entered into a Shareholder Voting Proxy Agreement which contains terms substantially similar to the Shareholder Voting Proxy Agreement executed by the shareholders of Beijing Viomi described above.

Equity Pledge Agreements. Our WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into an Equity Pledge Agreement on September 5, 2018, or the Original Equity Pledge Agreement. On April 28, 2020, WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into a Termination Agreement, which terminated the Original Equity Pledge Agreement. On the same date, the former WFOE, Foshan Viomi and shareholders of Foshan Viomi entered into an Equity Pledge Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. On July 19, 2024, the former WFOE, Foshan Viomi and shareholders of Foshan Viomi entered into a Termination Agreement, which terminated the Equity Pledge Agreement.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement, the shareholders of Beijing Viomi have pledged 100% equity interests in Beijing Viomi to our WFOE I to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by Beijing Viomi of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Consultation and Service Agreement and the Equity Pledge Agreement. In the event of a breach by Beijing Viomi or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE I, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Viomi and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Viomi also undertake that, without the prior written consent of our WFOE I, the shareholders will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Viomi undertakes that, without the prior written consent of our WFOE I, they will not assist or allow any encumbrance to be created on the pledged equity interests.

Our WFOE II, Guangzhou Interconnect and the sole shareholder of Guangzhou Interconnect entered into an Equity Pledge Agreement on July 20, 2024 and a Supplemental Agreement on July 26, 2024, which contain terms substantially similar to the Equity Pledge Agreement executed by the shareholders of Beijing Viomi described above.

We have completed the registration of the equity pledge with the competent office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements. Our WFOE I and Foshan Viomi entered into an Exclusive Consultation Service Agreement on July 21, 2015, or the Original Exclusive Consultation and Service Agreement. On April 28, 2020, WFOE I and Foshan Viomi entered into a Termination Agreement, which terminated the Original Exclusive Consultation and Service Agreement. On the same day, the former WFOE and Foshan Viomi entered into an Exclusive Consultation and Service Agreement with provisions substantially the same as the Original Exclusive Consultation and Service Agreement. On July 19, 2024, the former WFOE, Foshan Viomi and shareholders of Foshan Viomi entered into a Termination Agreement, which terminated the Exclusive Consultation and Service Agreement.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Exclusive Consultation and Service Agreement. Pursuant to the Exclusive Consultation and Service Agreement, our WFOE I has the right to provide Beijing Viomi with the software technology development, technology consulting and technical services required by Beijing Viomi’s business. Without our WFOE I’s prior written consent, Beijing Viomi may not accept any same or similar services subject to this agreement from any third party. Beijing Viomi agrees to pay our WFOE I an annual service fee at an amount that is equal to 100% of its annual net income or the amount which is adjusted in accordance with our WFOE I’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOE I has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing Viomi’s performance of its obligations thereunder, the shareholder has pledged his equity interests in Beijing Viomi to our WFOE I pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.

On July 20, 2024, our WFOE II, Guangzhou Interconnect and the sole shareholder of Guangzhou Interconnect entered into an Exclusive Consultation and Service Agreement which contains terms substantially similar to the Exclusive Consultation and Service Agreement executed by the shareholders of Beijing Viomi described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements. Our WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into an Exclusive Option Agreement on September 5, 2018, or the Original Exclusive Option Agreement. On April 28, 2020, WFOE I, Foshan Viomi and Mr. Xiaoping Chen entered into a Termination Agreement, which terminated the Original Exclusive Option Agreement. On the same day, the former WFOE, Foshan Viomi and shareholders of Foshan Viomi entered into an Exclusive Option Agreement with provisions substantially the same as the Original Shareholder Voting Proxy Agreement. On July 19, 2024, the former WFOE, Foshan Viomi and shareholders of Foshan Viomi entered into a Termination Agreement, which terminated the Exclusive Option Agreement.

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement, the shareholders of Beijing Viomi have irrevocably granted our WFOE I an exclusive option to purchase all or part of such shareholders’ equity interests in Beijing Viomi, and Beijing Viomi has irrevocably granted our WFOE I an exclusive option to purchase all or part of its assets. Our WFOE I or its designated person may exercise such options to purchase equity at their respective paid-in registered capital in Beijing Viomi, or the lowest price permitted under applicable PRC laws, whichever lower. Our WFOE I or its designated person may exercise such options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing Viomi undertake that, without our WFOE I’s prior written consent, the shareholders will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing Viomi, (ii) create any pledge or encumbrance on their equity interests in Beijing Viomi, (iii) change Beijing Viomi’s registered capital, (iv) merge Beijing Viomi with any other entity, (v) dispose of Beijing Viomi’s material assets (except in the ordinary course of business), or (vi) amend Beijing Viomi’s articles of association. In addition, Beijing Viomi undertakes that, without our WFOE I’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests in and all the assets of Beijing Viomi have been transferred to our WFOE I or its designated person.

Our WFOE II, Guangzhou Interconnect and the sole shareholder of Guangzhou Interconnect entered into an Exclusive Option Agreement on July 20, 2024 and a Supplemental Agreement on July 26, 2024, which contain terms substantially similar to the Exclusive Option Agreement executed by the shareholders of Beijing Viomi described above.

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

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 1,065 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our R&D and office space located in Viomi Technology Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 40,538 square meters. Our manufacturing facility located in Viomi Technology Park, Foshan, has an aggregate floor area of approximately 22,467 square meters.

We have acquired land use right to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province, for the development of Viomi Technology Park, a comprehensive high-tech industrial campus. The Viomi Technology Park is planned to host our future headquarters and IoT development and manufacturing sites. We started the construction in May 2021 by entering into an overall project consignment contract with a main contractor. The construction of the building has been completed by the second half of 2023.

As of December 31, 2024, we leased and occupied approximately 1,065 square meters of office space in Guangzhou, approximately 359 square meters of office space in Beijing. These leases vary in duration from one to five years.

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

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Consumption trend and adoption of AI-enabled smart home water solutions in China

Our business and operating results are affected by general factors influencing China’s broader consumer products and home appliances industries, including overall macroeconomic and consumer disposable income conditions, overall consumption trends, and in particular public knowledge, acceptance and adoption of new and innovative technology such as AI technology.

In recent years, China has experienced varied economic performance, which has influenced consumer behavior and expectations for living standards. While there have been periods of economic growth, recent trends suggest a more complex economic environment, with the middle class potentially facing more economic pressures than in previous years. Chinese consumers, particularly those from the emerging middle class, who are a key demographic for our products, have shown a preference for higher-quality and innovative products. However, the extent of this preference can vary, influenced by broader economic conditions and individual financial stability. Interest in products integrating AI technology remains, reflecting a desire for advanced, modern living solutions.

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

New product launches

The introduction and sales of new products, both under Viomi and Xiaomi brands, have been key elements in our strategy for our business. Over the past several years, we have launched a variety of new products and plan to continue introducing more items that incorporate advanced technologies such AI. In 2023, we released a series of upgraded home water system products that featured enhanced AI integration and technological innovations, including the 1200G Super 2 AI water purifier with bamboo charcoal filters, the 2000G Space AI Water Purifier with a long-lasting main RO filter, and the Super 2 Max AI water purifier that features ultra-microbubble technology. Additionally, in March 2024, during our Spring New Home Water Solution Product Launch Events, we unveiled several products including the Kunlun AI mineral water purifier, which utilizes high-quality mineral resources and advanced technology for intelligent system adjustments. In North America, we introduced the Vortex series of under-the-sink RO water purifiers.

Our strategy includes fostering growth through repeat customer purchases, and the monetization of our consumable products and value-added services. However, the success of these strategies is contingent upon market reception, consumer preferences, and the competitive landscape, which may, in turn, affect our business performance and results of operations.

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the years ended December 31, 2022, 2023 and 2024, research and development expenses were RMB210.0 million, RMB148.9 million and RMB142.9 million (US$19.6 million), accounting for 11.7%, 9.1% and 6.7% of our net revenues, respectively. We have been devoting research and development resources in the areas of AI and other emerging technologies. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to comprehensively address the increasing global demand for cleaner, fresher and healthier drinking water.

Similarly, attracting new users and growing the number of our users by continuing to strengthen our brand awareness as well as educating consumers about smart water purification products as a reliable, hassle-free and affordable essential for a healthy lifestyle. For the years ended December 31, 2022, 2023 and 2024, our selling and marketing expenses were RMB282.3 million, RMB214.6 million and RMB211.2 million (US$28.9 million), accounting for 15.8%, 13.1% and 10.0% of our net revenues, respectively. Going forward, we intend to continue investing in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder, customer and related party. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 74.7%, 78.9% and 82.7% of our net revenues in 2022, 2023 and 2024, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

We expect the absolute amount of our revenues generated from our sales to Xiaomi to retain stable or increase going forward, since maintaining a mutually beneficial relationship with Xiaomi, including potential additional product collaborations, will continue to be important to our operations and future growth.

Seasonality

We generally expect to experience seasonally higher sales in the second and fourth quarters, primarily attributable to the major shopping festivals and promotional activities across major e-commerce platforms in China, such as “618”, “Double Eleven” and “Double Twelve”. Given the impact of this seasonality, timely and effective forecasting and product supply and introductions for the peak seasons are critical to our operations.

Key Components of Our Results of Operations

Net revenues

Prior to our 2024 reorganization transaction, we grouped our products into four business lines, including IoT@Home portfolio products, home water solutions, consumables and small appliances and others. After the divestment of our “divested IoT@Home business in 2024, we re-grouped our products to better reflect our “Focus” strategy for home water solutions.

Currently, our products are grouped under the following three business lines: “home water systems,” which mainly are composed of our smart water purification products, water heaters, smart water kettles, and electric kettles, among others “consumables,” which consist of our consumable products that mainly include a range of water filters for our smart water purifiers, and “kitchen appliances and others,” which refer to range hoods, gas stoves and other small appliances, as well as product installation services and rental services.

Specifically, water heaters, smart water kettles which were previously grouped under IoT@Home portfolio products, have been re-grouped to home water systems. Electric kettles, which were previously grouped under small appliances and others, have been also re-grouped to home water systems. Range hoods, gas stoves, and other small appliances sold to Xiaomi, which were previously grouped under IoT@Home portfolio products, have been re-grouped to kitchen appliances and others.

The following table sets forth the breakdown of our net revenues by business lines both in absolute amounts and as a proportion of the net revenue for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
Home water systems	1,162,725	64.9	1,077,858	65.8	1,498,368	205,276	70.7
Consumables	353,936	19.8	324,738	19.8	277,704	38,045	13.1
Kitchen appliances and others(1)	273,584	15.3	236,140	14.4	342,910	46,978	16.2
Total	1,790,245	100.0	1,638,736	100.0	2,118,982	290,299	100.0

Note:

(1)Including range hoods, gas stoves and other small appliances, as well as product installation services and rental services. For more details, see note 15 to our consolidated financial statements at the end of this annual report.

Home water systems

The core of our home water systems is smart water purification systems, which were the first product category we launched in this business line, and sales of these products have contributed a material portion of our historical revenues.

In August 2024, to implement our “Focus” strategy for home water systems, we divested our businesses and assets involving certain IoT@Home portfolio products. Our home water system products also include water heaters, smart water kettles, and electric kettles, among others.

Consumables

The consumables mainly include water filters for our smart water purifiers. We offer water filters that are complementary, and often essential, to our home water systems. These products generate additional, recurring revenue streams throughout the life cycle of our home water systems. Consumers can purchase these products through our sales channels or the e-commerce platforms integrated to our home water systems. Consumers can purchase such products either through our sales channels or through the e-commerce platform embedded within various of our products. The growth of our consumable products business will depend on the size of our user base.

Kitchen appliances and others

Revenues from kitchen appliances and others include revenues from the sales of kitchen products include range hoods, gas stoves, and other small appliances, as well as revenue from rendering of services. Historically, revenues from this category have predominantly comprised of product sales.

Brands

Our business comprises of two key pillars: our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales to third-party channels as well as Viomi Store, our proprietary e-commerce platform, which constitute the vast majority of our Viomi-branded products business, accounted for 25.3%, 21.1% and 17.3% of our net revenues in 2022, 2023 and 2024, respectively.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, historically accounted for 74.7%, 78.9% and 82.7% of our net revenues in 2022, 2023 and 2024, respectively. We sell Xiaomi-branded products directly to Xiaomi, who then on-sells these products to its customers and end-consumers.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource certain manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Our cost of revenues was RMB1,195.7 million, RMB1,116.7 million and RMB1,570.3 million (US$215.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Gross profit and gross profit margin	594,503	33.2	522,016	31.9	548,706	75,173	25.9

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Operating expenses:
General and administrative	60,510	3.4	57,346	3.5	70,807	9,701	3.3
Research and development	209,957	11.7	148,879	9.1	142,884	19,575	6.7
Selling and marketing	282,285	15.8	214,610	13.1	211,173	28,931	10.0
Total	552,752	30.9	420,835	25.7	424,864	58,207	20.0

General and administrative. General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel and share-based compensation for management and administrative personnel. Within the total general and administrative expenses incurred in the year ended December 31, 2022, 2023 and 2024, RMB4.4 million, RMB1.6 million and RMB4.6 million (US$0.6 million) were share-based compensation expenses, respectively.

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

As a result of the completion of the 2024 reorganization transaction, from September 2024, we have ceased to consolidate the divested entities, assets and businesses as well as their corresponding financial results. The historical financial results of our diverted IoT@Home business are reflected in our audited consolidated financial statements as discontinued operations. Unless otherwise stated, the financial information and non-GAAP financial measures disclosed in this annual report refer to our continuing operations.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Net revenues(1)	1,790,245	100.0	1,638,736	100.0	2,118,982	290,299	100.0
Cost of revenues	(1,195,742)	(66.8)	(1,116,720)	(68.1)	(1,570,276)	(215,126)	(74.1)
Gross profit	594,503	33.2	522,016	31.9	548,706	75,173	25.9
Operating expenses(2):
Research and development expenses(2)	(209,957)	(11.7)	(148,879)	(9.1)	(142,884)	(19,575)	(6.7)
Selling and marketing expenses(2)	(282,285)	(15.8)	(214,610)	(13.1)	(211,173)	(28,931)	(10.0)
General and administrative expenses(2)	(60,510)	(3.4)	(57,346)	(3.5)	(70,807)	(9,701)	(3.3)
Total operating expenses	(552,752)	(30.9)	(420,835)	(25.7)	(424,864)	(58,207)	(20.1)
Other income, net	12,906	0.7	8,887	0.5	32,492	4,451	1.5
Income from operations	54,657	3.1	110,068	6.7	156,334	21,417	7.4
Interest income and short-term investment income, net	10,506	0.6	16,831	1.0	5,264	721	0.2
Income before income tax expenses	67,651	3.8	130,063	7.9	161,598	22,138	7.6
Income tax credits (expenses)	447	0.0	(13,588)	(0.8)	(16,913)	(2,317)	(0.8)
Net income from continuing operations	68,098	3.8	116,475	7.1	144,685	19,821	6.8
Net loss from discontinued operations	(350,728)	(19.6)	(205,808)	(12.6)	(82,341)	(11,281)	(3.9)
Net Income (loss)	(282,630)	(15.8)	(89,333)	(5.5)	62,344	8,540	2.9

Notes:

(1)	Includes RMB1,336.6 million, RMB1,292.9 million and RMB1,819.1 million (US$249.2 million) from sales to related parties for the years ended December 31, 2022, 2023 and 2024, respectively.
(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
General and administrative expenses	4,415	1,551	4,579	627
Research and development expenses	14,645	121	8,151	1,117
Selling and marketing expenses	500	(1,566)	3,720	510
Total	19,560	106	16,450	2,254

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues

Our net revenues increased by 29.3% from RMB1,638.7 million in 2023 to RMB2,119.0 million (US$290.3 million) in 2024, primarily attributable to the growth in the home water systems.

Home water systems. Revenues from home water systems increased by 39.0% from RMB1,077.9 million in 2023 to RMB1,498.4 million (US$205.3 million) in 2024, primarily due to the increased demand of the home water system products.

Consumables. Revenues from consumables decreased by 14.5% from RMB324.7 million in 2023 to RMB277.7 million (US$38.0 million) in 2024, primarily due to the decreased sales of water purifier filters sold to Xiaomi, partially offset by an increase in demand for the Viomi-branded filters.

Kitchen appliances and others. Revenues from kitchen appliances and others increased by 45.2% from RMB236.1 million in 2023 to RMB342.9 million (US$47.0 million) in 2024, primarily due to increased sales of kitchen appliances to Xiaomi.

Cost of revenues

Our cost of revenues increased by 40.6% from RMB1,116.7 million in 2023 to RMB1,570.3 million (US$215.1 million) in 2024, primarily due to a change in product mix during the transition period, resulting from the increased revenue contribution of low gross margin products.

Gross profit

As a result of the foregoing, our gross profit increased by 5.1% from RMB522.0 million in 2023 to RMB548.7 million (US$75.2 million) in 2024.

Our gross margin was 25.9% in 2024, as compared to 31.9% in 2023.

Operating Expenses

Our operating expenses increased by 1.0% from RMB420.8 million in 2023 to RMB424.9 million (US$58.2 million) in 2024.

General and administrative. General and administrative expenses increased by 23.5% from RMB57.3 million in 2023 to RMB70.8 million (US$9.7 million) in 2024, primarily due to higher management personnel expenses, partially offset by a decrease in estimated allowance for accounts and notes receivables.

Research and development. Research and development expenses decreased by 4.0% from RMB148.9 million in 2023 to RMB142.9 million (US$19.6 million) in 2024, primarily due to decreased depreciation and amortization expenses and personnel expenses.

Selling and marketing. Selling and marketing expenses decreased slightly by 1.6% from RMB214.6 million in 2023 to RMB211.2 million (US$28.9 million) in 2024. This decrease was primarily due to decrease in logistic expenses, partially offset by the increase in advertising expenses.

Income tax expenses

We had income tax expenses of RMB16.9 million (US$2.3 million) in 2024, compared to RMB13.6 million in 2023.

Net income from continuing operations

As a result of the foregoing, we recorded a net income from continuing operations attributable to ordinary shareholders of the Company of RMB144.4 million (US$19.8 million) in 2024, compared to RMB116.8 million for 2023.

Net loss related to discontinued operations

We recorded net loss related to discontinued operations attributable to ordinary shareholders of the Company of RMB201.4 million in 2023. In 2024, we recorded net loss related to discontinued operations attributable to ordinary shareholders of the Company of RMB81.0 million (US$11.1 million), representing the net loss from discontinued operations for the period from January 1 through August 31, 2024.

Net income (loss)

We recorded a net income attributable to ordinary shareholders of the Company of RMB63.4 million (US$8.7 million) in 2024, compared to the net loss attributable to ordinary shareholders of the Company of RMB84.7 million for 2023. Excluding the impact of share-based compensation expenses, our net income attributable to ordinary shareholders of the Company was RMB79.9 million (US$10.9 million) in 2024, compared to the net loss of RMB84.6 million for 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues

Our net revenues decreased by 8.5% from RMB1,790.2 million in 2022 to RMB1,638.7 million in 2023, primarily due to a decrease in revenues from the home water systems.

Home water systems. Revenues from home water systems decreased by 7.3% from RMB1,162.7 million in 2022 to RMB1,077.9 million in 2023, primarily due to the lower volume of water purifiers sold to Xiaomi Corporation.

Consumables. Revenues from consumables decreased by 8.2% from RMB353.9 million in 2022 to RMB324.7 million in 2023, primarily due to decreased demands for purifier filter products.

Kitchen appliances and others. Revenues from kitchen appliances and others decreased by 13.7% from RMB273.6 million in 2022 to RMB236.1 million in 2023, primarily due to the ongoing product portfolio adjustment within this category.

Cost of revenues

Our cost of revenues decreased by 6.6% from RMB1,195.7 million in 2022 to RMB1,116.7 million in 2023, which is in line with the overall decreased revenue scale.

Gross profit

As a result of the foregoing, our gross profit decreased by 12.2% from RMB594.5 million in 2022 to RMB522.0 million in 2023.

Our gross margin remained stable at 33.2% in 2022 and 31.9% in 2023.

Operating Expenses

Our operating expenses decreased by 23.9% from RMB552.8 million in 2022 to RMB420.8 million in 2023.

General and administrative. General and administrative expenses decreased by 5.2% from RMB60.5 million in 2022 to RMB57.3 million in 2023, primarily due to higher base of credit loss allowance made against a third party customer in 2022 as well as decreased management staff costs.

Research and development. Research and development expenses decreased by 29.1% from RMB210.0 million in 2022 to RMB148.9 million in 2023, primarily due to a decrease in salaries expenses and share based compensation among this category.

Selling and marketing. Selling and marketing expenses decreased by 24.0% from RMB282.3 million in 2022 to RMB214.6 million in 2023. This decrease was primarily due to a decrease in online platform service fees, logistic expenses, and sales-related personnel costs.

Income tax expenses/(credits)

We had income tax expenses of RMB13.6 million in 2023, compared to income tax credits of RMB0.4 million in 2022.

Net income from continuing operations

As a result of the foregoing, we recorded a net income from continuing operations attributable to ordinary shareholders of the Company increased by 71.0% from RMB68.3 million in 2022, to RMB116.7 million in 2023, primarily attributable to the streamlining of the organizational structure and overall improved operational efficiency.

Net loss related to discontinued operations

Our net loss related to discontinued operations attributable to ordinary shareholders of the Company decreased by 41.4% from RMB343.8 million in 2022 to RMB201.4 million in 2023, primarily due to the Company’s efforts to streamline the loss-making businesses and improve operational efficiency.

Net loss

We recorded a net loss attributable to ordinary shareholders of the Company of RMB84.7 million in 2023, compared to the net loss of RMB275.5 million for 2022. Excluding the impact of share-based compensation expenses, our net loss attributable to ordinary shareholders of the Company was RMB84.6 million in 2023, compared to the net loss of RMB256.0 million for 2022.

B.	Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2022, 2023 and 2024, we had cash and cash equivalents and restricted cash of RMB428.2 million, RMB225.3 million and RMB1,167.5 million (US$159.9 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

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

The restricted net assets of our PRC subsidiaries and VIEs amounted to RMB100.8 million, RMB95.7 million and RMB97.9 million (US$13.4 million) as of December 31, 2022, 2023 and 2024, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB149.2 million, RMB177.3 million and RMB813.7 million (US$111.5 million) as of December 31, 2022, 2023 and 2024, respectively.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) continuing operating activities	134,697	41,319	580,995	79,596
Net cash (used in)/provided by continuing investing activities	(154,934)	(290,949)	(301,812)	(41,348)
Net cash provided/(used in) by continuing financing activities	113,563	15,657	(4,658)	(638)
Net increase/(decrease) in cash and cash equivalents and restricted cash in continuing operations	93,326	(233,973)	274,525	37,610
Net increase/(decrease) in cash and cash equivalents and restricted cash in discontinued operations	50,615	47,476	241,951	33,147
Cash and cash equivalents and restricted cash at the beginning of the year	622,786	813,209	636,355	87,180
Effect of exchange rate changes on cash and cash equivalents	46,482	9,643	14,649	2,007
Cash and cash equivalents and restricted cash at the end of the year	813,209	636,355	1,167,480	159,944
Less: Cash and cash equivalents and restricted cash of held for sales at the end of the year	(385,000)	(411,028)	—	—
Cash and cash equivalents and restricted cash of continuing operations at the end of the year	428,209	225,327	1,167,480	159,944

Operating activities

Net cash provided by continuing operating activities was RMB581.0 million (US$79.6 million) in 2024. The difference between net cash provided by operating activities and our net income of RMB144.7 million (US$19.8 million) was primarily due to RMB410.0 million provided by working capital and the adjustment of RMB29.0 million in depreciation and amortization.

Net cash provided by operating activities was RMB41.3 million in 2023. The difference between net cash used in operating activities and our net income of RMB116.5 million was primarily due to RMB126.7 million used for working capital, partially offset by the adjustment of RMB36.9 million in depreciation and amortization, RMB1.2 million in allowance for credit losses, and RMB9.4 million in inventory write-down.

Net cash used in operating activities was RMB134.7 million in 2022. The difference between net cash used in operating activities and our net income of RMB68.1 million was primarily due to RMB4.1 million used for working capital, and the adjustment of RMB40.1 million in depreciation and amortization, RMB4.0 million in deferred income taxes, and RMB19.6 million in share-based compensation.

Investing activities

We used RMB301.8 million (US$41.3 million) in investing activities in 2024, mainly due to the cashout due to the discontinued operations.

We used RMB290.9 million in investing activities in 2023, mainly as a result of RMB176.7 million used for the placement of short-term deposits, RMB103.4 million used for the purchase of equipment, RMB39.7 million used for the purchase of short-term investments, partially offset by RMB29.0 million received from the maturity of short-term investments.

Net cash provided by investing activities was RMB154.9 million in 2022, mainly as a result of RMB150.4 million used for the purchase of equipment.

Financing activities

Net cash used in financing activities was RMB4.7 million (US$0.6 million) in 2024, mainly as a result of the repayment for share repurchases.

Net cash provided by financing activities was RMB15.7 million in 2023, mainly as a result of RMB49.1 million proceed from borrowing, partially offset by RMB6.4 million used in repurchase of ordinary shares.

Net cash provided by financing activities was RMB113.6 million in 2022, mainly as a result of RMB118.7 million proceed from borrowing, partially offset by RMB8.0 million used in repurchases of ordinary shares.

Working capital turnover

Inventories

Our inventory consists of finished products and raw materials. As of December 31, 2022, 2023 and 2024, our inventory was RMB180.5 million, RMB157.3 million and RMB112.3 million (US$15.4 million), respectively. Our inventory turnover days was 62 days, 55 days and 31 days for the years ended December 31, 2022, 2023 and 2024, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of provisions for inventories write-downs, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts and notes receivable

Our accounts and notes receivable represent primarily accounts receivable from Xiaomi as well as accounts and notes receivable from third parties. As of December 31, 2022, 2023 and 2024, our accounts and notes receivable, net of allowance for credit losses, were RMB49.8 million, RMB41.2 million and RMB615.3 million (US$84.3 million), respectively. Our total accounts and notes receivable as of December 31, 2024 included RMB591.2 million (US$81.0 million) from Xiaomi and RMB24.1 million (US$3.3 million) from third parties. Our accounts and notes receivable turnover days were 12 days, 10 days and 57 days for the years ended December 31, 2022, 2023 and 2024, respectively. Accounts and notes receivable turnover days for a given period are equal to average of the balances of accounts and notes receivable, net of allowance for credit losses, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2022, 2023 and 2024, our accounts and notes payable were RMB466.2 million, RMB317.5 million and RMB772.2 million (US$105.8 million), respectively. Our accounts and notes payable turnover days were 151 days, 128 days and 127 days for the years ended December 31, 2022, 2023 and 2024, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, contractual obligations and capital commitments.

Cash flow in connection with capital expenditures amounted to RMB154.9 million, RMB84.3 million and RMB8.9 million (US$1.2 million) in the years ended December 31, 2022, 2023 and 2024, respectively. These capital expenditures are incurred primarily in connection with the purchase of property, plant and equipment, intangible assets, the construction of Viomi Technology Park and other long-term assets. Our capital expenditures may increase in the future as our product offerings continue to expand and diversify and as we continue to invest in the Viomi Technology Park. We currently plan to fund these expenditures with our current cash and cash equivalents, restricted cash, short-term investments and cash flow generated from our operating activities.

Our contractual obligations mainly represent operating lease obligations, which consist of the commitments under the lease agreements for our office premises and several factories. The following table sets forth our contractual obligations as of December 31, 2024.

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(RMB in thousands)
Operating lease obligation(1)	4,068	1,860	2,208	—	—

Note:

(1)	Operating lease obligation consist of the commitments under the lease agreements for our office premises and several factories.

As of December 31, 2024, we had RMB40.8 million outstanding capital commitments, which are mainly related to the construction of Viomi Technology Park.

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

Holding Company Structure

Viomi Technology Co., Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our VIEs and their subsidiaries in China. As a result, Viomi Technology Co., Ltd’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries, our VIEs and their subsidiaries in China. If our existing subsidiaries or controlled entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary, our VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiary in China, our variable interest entities and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends to us, and they have no present plan to pay any dividends to us in the foreseeable future, since they intend to retain all of their available funds and any future earnings to operate and expand our business.

Recent Accounting Pronouncements

See “Recently issued accounting pronouncements not yet adopted” included in note 2 to our consolidated financial statements at the end of this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and related critical estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

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

Our revenue is primarily derived from (i) home water systems, which are composed of smart water purification products, water heaters, smart water kettles, and electric kettles, among others., (ii) consumables complementary to our IoT products, which include a range of water filters for our smart water purifiers, and (iii) kitchen appliances and others refer to range hoods, gas stoves and other small appliances, as well as product installation services and rental services.

Sales to Xiaomi

From 2022 to 2024, we generated a substantial portion of our revenues from sales of products to Xiaomi.

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

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by us in developing, producing and shipping the products to this customer and is payable to us upon acceptance by the customer after delivery. We are also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, we determine the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. We estimate the variable consideration using the expected value method. In assessing the variable second installment payment, we take into consideration the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. For the years ended December 31, 2022, 2023, and 2024, net revenues earned from second installment payment arrangement represented 3.5%, 3.4% and 10.5% of total revenue from Xiaomi, respectively.

Sales to third-party customers, including: sales to leading e-commerce platforms and offline third-party stores; and sales to customers directly through the online platforms operated by Xiaomi, third parties and us

- Sales to leading e-commerce platforms and offline stores

Pursuant to the contracts between leading e-commerce platforms/offline stores, or the E-Commerce Platforms and Stores, and us, the E-Commerce Platforms and Stores have legal title and physical possession of the products upon acceptance and they would bear the inventory risk of loss due to physical damage before the products are transferred and accepted by end customers. The E-Commerce Platforms and Stores are responsible for delivering the products to end customers and can direct the use of the products and obtain the remaining benefits from the products by reselling the products. The E-Commerce Platforms and Stores have flexibility in determining the retail sales price within relatively broad price range set by us. Based on these indicators, we determined the E-Commerce Platforms and Stores (as opposed to the end customers) as its customers according to ASC 606-10-55-39. We recognize revenue equal to the sales price to the E-Commerce Platforms and Stores when control of the inventory is transferred.

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

We provide installation service to end customers for designated Viomi-branded products without separate charge. The end customers have the right, not the obligation, to ask us to provide installation service. The installation service is considered being distinct and accounted for as a separate performance obligation as the products and installation services are not inputs into a combined item the end customer has contracted to receive. In addition, we do not provide any significant integration, modification, or customization services. It can fulfill its obligation to transfer each of the products or services separately. End customers do not always exercise their rights to ask for installation services as the installation may not be complicated and could be done by end customers themselves. Therefore, we expect to be entitled to a breakage amount in the contract liabilities related to installation services. We estimate the breakage portion based on historical customers’ requests and recognize estimated breakage as revenue in proportion to the pattern of rights exercised by end customers. The assessment of estimated breakage would be updated on a semi-annually basis. Changes in estimated breakage should be accounted for by adjusting contract liabilities to reflect the remaining rights expected to be exercised.

Judgment is required to determine standalone selling price for each distinct performance obligation and we then allocate the arrangement consideration to the separate accounting of each distinct performance obligation based on its relevant standalone selling price. The standalone selling price of the products is determined based on adjusted market assessment approach by estimating the price the customer is willing to pay for the product without installation service. For the standalone selling price of the installation services, we semi-annually determine it by using a cost plus margin approach by referring to actual installation costs charged by the third-party vendors, plus an estimated profit margin of 5% based on consideration of both company specific and relevant market factors.

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

- 7 days unconditional sales return

Under the PRC Consumer Protection Law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. We base our estimates of sales return on historical results. For the years ended December 31, 2022, 2023, and 2024, the amount of sales return was insignificant. We may provide sales incentives in the forms of discounts to end customers through online platforms for a group of products. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

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

Net realizable value (“NRV”) of inventories

Inventories are stated at the lower of cost or NRV. Inventory costs are calculated on the actual cost basis including expenses that are directly or indirectly incurred in the purchase, and production of manufactured product. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically writes down the value for inventories when their costs are lower than the NRV. The NRV is determined based on the estimated net selling prices less the estimated costs to completion and other costs necessary to make the sale. Determination of estimated net selling prices of finished goods, estimated costs to completion and other costs necessary to make the sale required significant management judgements, taking into consideration historical actual information and expected future market trends. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive income (loss).

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	50	Founder, Chairman of the Board of Directors and Chief Executive Officer
De Liu	52	Director
Jinling Zhang	54	Independent Director
Weijiang Wu	48	Independent Director
Jun Li	47	Independent Director

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

Mr. De Liu has served as our director since June 2018. Mr. Liu is an Executive Director, a Co- Founder and Senior Vice President of Xiaomi (HKEX: 1810), and he is also the Xiaomi’s Minister of Group Leadership Management Department. Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team. Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010.

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

Mr. Jun Li has served as our independent director since September 2019. Mr. Li is a professor, Ph. D. supervisor, and the Dean of College of Engineering in South China Agricultural University. Prior to joining South China Agricultural University in July 2007, Mr. Jun Li served as the sales and services manager in Wuyang-Honda Motors (Guangzhou) Co., Ltd from July 1998 to August 2002. Mr. Jun Li received his master’s degree in mechatronic engineering in 2004 and his doctor’s degree in vehicle engineering in 2007, both from South China University of Technology.

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

B.	Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of approximately RMB5.1 million (US$0.7 million) in cash to our executive officers, and RMB1.1 million (US$0.1 million) to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors amended the 2015 Plan in October 2023 to extend the effective term from 10 years to 20 years, among other changes, subject to certain exceptions with respect to incentive stock options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2024, awards to purchase 2,650,276 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors amended the 2018 Plan in October 2023 to extend the effective term from 10 years to 20 years, among other changes, subject certain exceptions with respect to incentive stock options. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company during the term of this Plan commencing with the first fiscal year beginning January 1, 2019, by (i) an amount equal to 1% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2024, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 30,128,782. As of December 31, 2024, awards to purchase 21,790,560 ordinary shares have been granted and are outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2024, the awards granted under the 2015 Plan or the 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Share
	Underlying	Exercise Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Chen Xiaoping	*	1.1	May 6, 2020	April 1, 2030
*	Less than 1% of our total outstanding shares.

As of December 31, 2024, other employees as a group held outstanding options to purchase 22,440,836 ordinary shares of our company, at a weighted average exercise price of US$0.50 per share.

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

We had 916 employees as of December 31, 2022, 750 employees as of December 31, 2023 and 521 employees as of December 31, 2024.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2024:

As of
December 31,
Function:	2024
Research and development	162
Manufacturing	234
Sales and marketing	71
General administration	54
Total	521

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of July 31, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 203,890,415 ordinary shares outstanding, consisting of 101,125,867 Class A ordinary shares (excluding 13,297,959 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans and 12,626,052 Class A ordinary shares that were repurchased by us) and 102,764,548 Class B ordinary shares outstanding as of July 31, 2025.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	% of total	% of
	Ordinary	Ordinary	ordinary	aggregate
	Shares	Shares	shares	voting power**
Directors and Executive Officers*:
Xiaoping Chen(1)	3,659,850	68,536,364	35.4	61.0
De Liu	—	—	—	—
Jinling Zhang	—	—	—	—
Weijiang Wu	—	—	—	—
Jun Li	—	—	—	—
All Directors and Executive Officers as a Group	3,659,850	68,536,364	35.4	61.0
Principal Shareholders:
Viomi Limited(2)	2,200,000	67,636,364	34.3	60.1
Shunwei Talent Limited(3)	28,350,246	—	13.9	2.5
Red Better Limited(4)	330,000	33,818,182	16.7	30.0

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

(1)	Represents (i) 1,000,000 Class A ordinary shares in the form of ADSs beneficially owned by Xiaoping Chen; (ii) 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited; (iii) 397,611 Class A ordinary shares in the form of ADS beneficially owned by VioCloud Limited, and (iv) 900,000 Class B ordinary shares and 62,239 Class A ordinary shares in the form of ADS beneficially owned by certain employees. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. VioCloud Limited is wholly owned by Foshan Viomi. Mr. Xiaoping Chen directly holds 99.78% equity interests in Foshan Viomi and holds another 0.22% equity interests in it through a limited partnership controlled and managed by Mr. Xiaoping Chen. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen.
(2)	Represents 67,636,364 Class B ordinary shares and 2,200,000 Class A ordinary shares held by Viomi Limited, a British Virgin Islands company. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The registered address of Viomi Limited is NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(3)	Represents 28,350,246 Class A ordinary shares in the form of ADSs held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of June 30, 2025, based on the information contained in the Schedule 13G/A filed by Shunwei Talent Limited with SEC on August 13, 2025. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.
(4)	Represents 33,818,182 Class B ordinary shares and 330,000 Class A ordinary shares in the form of ADSs held by Red Better Limited, a British Virgin Islands liability limited company. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Red Better Limited with SEC on February 1, 2019. The address of Red Better Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Red Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

To our knowledge, as of July 31, 2025, we had 124,849,878 Class A ordinary shares that were held by one record holder residing in the United States, that being Deutsche Bank Trust Company Americas, the depositary of our ADS program. As of July 31, 2025, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

In 2024, revenues generated from sales to Xiaomi, predominantly comprising Xiaomi-branded products, was RMB1,752.2 million (US$240.1 million), accounting for 82.7% of our net revenues.

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

Transaction with Xiaomi

In 2024, we recorded RMB1,752.2 million (US$240.1 million) in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2024, the amount due from Xiaomi was RMB586.8 million (US$80.4 million).

In 2023, we recorded RMB1,292.9 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2023, the amount due from Xiaomi was RMB4.4 million.

In 2022, we recorded RMB1,336.6 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2022, the amount due from Xiaomi was RMB4.8 million.

We purchased RMB23.7 million, RMB26.3 million and RMB13.5 million (US$1.9 million) of products and services from Xiaomi in 2022, 2023 and 2024, respectively. We recognized RMB16.0 million, RMB7.8 million and RMB13.5 million (US$1.8 million) in commission fees and other expenses to Xiaomi in 2022, 2023 and 2024, respectively, which was incurred by selling our own Viomi-branded products on Youpin.

C.Interests of Experts and Counsel

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

On July 14, 2025, our board of directors declared a special cash dividend of US$0.0293 per ordinary share (or US$0.088 per ADS) on our outstanding ordinary shares. Going forward, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We do not have any present plan to pay regular cash dividends on our ordinary shares in the foreseeable future.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (save for the memorandum and articles of association, our register of mortgages and charges and special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

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

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporate tax.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on an analysis of our income and assets and the market value of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2024. There can be no assurance regarding our PFIC status for the current taxable year or future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the Asset Test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be a PFIC for the current taxable year and future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances in which our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs and/or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and China, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market, so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the program of American depositary receipts that evidence the ADSs or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we didn’t received any reimbursement from the depositary.

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

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer, who is also our principal financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has identified the following material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2024.

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

We are fully committed to continuing to implement measures to remediate our material weaknesses and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur in implementing these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer” as of December 31, 2024.

Changes in Internal Control

During the audit of our company’s consolidated financial statements as of and for the year ended December 31, 2022, our management identified material weaknesses related to (i) operating deficiency in the control relating to the preparation and checking of the input VAT calculation, and (ii) lack of effective financial statements review so as to detect material misstatements in our company’s consolidated financial statements.

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

As of December 31, 2024, based on an assessment performed by our management on the effectiveness of the remediation measures mentioned above, we concluded that the aforementioned material weaknesses related to (i) operating deficiency in the controls relating to the preparation and checking of the input VAT calculation and (ii) lack of effective financial statements review so as to detect material misstatements in our company’s consolidated financial statements in our internal control over financial reporting previously identified as of December 31, 2023 were remediated.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our former independent registered public accounting firm, and WWC, P.C., our current independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2023	2024

	(in thousands of RMB)
Audit fees(1)	5,200	8,207
Total	5,200	8,207

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

On July 17, 2025, we dismissed PricewaterhouseCoopers Zhong Tian LLP and engaged WWC, P.C.as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and WWC, P.C. as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

On October 23, 2024, our board of directors approved an extension of our existing share repurchase plan for another 12 months, with no increase in the authorized amount. The extension of the share repurchase plan was publicly announced on October 23, 2024 and the program will end on October 24, 2025.

The following table sets forth a summary of our repurchase of the ADSs under the share repurchase plans described in the paragraph above between January 1, 2023 and July 31, 2025. All shares were repurchased in the open market pursuant to the share repurchase plans.

			Total Number	Approximate
			of ADSs	Dollar value of
			Purchased as	ADSs that
	Total Number	Average Price	Part of the	May Yet Be
	of ADSs	Paid per	Publicly	Purchased Under
Period	Purchased	ADS	Announced Plans	the Plans
January 2023	30,124	1.0680	30,124	9,779,300
February 2023	775	1.1000	775	9,778,447
March 2023	146,291	1.0449	146,291	9,625,594
April 2023	70,283	0.9438	70,283	9,572,712
May 2023	118,897	0.8742	118,897	9,450,242
June 2023	71,464	0.9306	71,464	9,402,273
September 2023	100	0.9330	100	9,402,180
December 2023	530,000	0.9109	530,000	8,919,428
December 2024	399,514	1.5019	399,514	8,325,388

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 17, 2025, the Company announced the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent registered public accounting firm and the engagement of WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, effective June 17, 2025. WWC was also engaged to re-audit the annual consolidated financial statements of the Company for the fiscal years ended December 31, 2022 and 2023, which had previously been audited by PwC. This re-audit is necessary because such comparable financial information should be restated in the Company’s annual report for the fiscal year ended December 31, 2024, as a result of the Company’s business reorganization completed in August 2024, which divested certain IoT@Home businesses to strategically focus on home water solution businesses.

The engagement of WWC and the dismissal of PwC have been approved by audit committee of board of directors and the board of directors of the Company.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent period through June 17, 2025, there have been no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F, other than as disclosed below in this Form 6-K. In the same periods, the Company was advised by PwC of the following outstanding material weaknesses in the Company’s internal control over financial reporting: (i) the Company’s lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission (the “SEC”), and (ii) the lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures, which were disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

During the course of audit of the Company’s financial statements for the year ended December 31, 2024, PwC informed the Company that it had identified certain issues with respect to the business purpose and substance of certain loans transaction between a subsidiary of the Company and a Hong Hong-incorporated company. In January and February 2024, a subsidiary of the Company extended loans with a total principal amount of HK$16 million to the Hong Kong-incorporated company. The loans have a tenure of three years, bear a fixed annual interest rate of 2.5%, and are not guaranteed. The principal amount of the loans and the accrued interest were due for repayment upon maturity in January and February 2027. In March 2025, the Hong Kong-incorporated company early repaid all the outstanding principal and accrued interest of these loans to the subsidiary of the Company, at the Company’s request. PwC further suggested the Company to carry out an investigation into the loans transaction on the business purpose and substance of the loans transaction and advised the Company that it would have been necessary to expand the scope of its audit. The audit committee of the board of directors of the Company has engaged international counsel and forensic accountant to conduct an independent investigation on the business purpose and substance of the loans transaction in May 2025. As of the date of the dismissal of PwC, the independent investigation was still ongoing. As of the date of the dismissal of PwC, PwC did not expand the scope of its audit and PwC had not yet completed the annual audit procedures for the fiscal year ended December 31, 2024.

The matters described above constitute reportable events. The audit committee of the Company’s board of directors has discussed all reportable events above with PwC, and the Company has authorized PwC to respond fully to the inquiries made by WWC concerning these reportable events.

The Company had provided PwC with a copy of the foregoing disclosure it is making on this current report on Form 6-K and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosure. A copy of PwC’s letter dated June 17, 2025 is hereby incorporated by reference as Exhibit 16.1 to this annual report.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through June 17, 2025, neither the Company nor anyone on behalf of the Company has consulted with WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to the Company that WWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

On June 26, 2025, audit committee of the Company’s board of directors has completed the independent investigation on the business purpose and substance of certain loan transactions between a subsidiary of the Company and a Hong Hong-incorporated company as identified by PwC. The independent investigation concluded that the loan transactions have business substance. Specifically, these loan transactions were entered into to pursue cooperation opportunities with the Hong Kong-incorporated company for the Company’s overseas expansions. The independent investigation further concluded that the Hong Kong-incorporated company is not a related party of the Company, that these loan transactions were duly authorized, and that they are properly recorded in the financial books of the Company with sufficient supporting documentation.

ITEM 16G.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16H.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16I.INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Non-public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16J.CYBERSECURITY

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

2.5*	Description of Securities
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F filed on April 23, 2020 (File No. 001-38649))
4.3	Amendment No.1 to 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 25, 2024 (File No. 001-38649))
4.4	Amendment No.1 to 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 25, 2024 (File No. 001-38649))
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

4.14*	English translation of the Supplemental Agreement among Foshan Viomi, Guangzhou Interconnect and WFOE II dated July 26, 2024
4.15*	English translation of the Equity Pledge Agreement among Foshan Viomi, Guangzhou Interconnect, and WFOE II dated July 20, 2024
4.16*	English translation of the Exclusive Consultation and Service Agreement between Guangzhou Interconnect and WFOE II dated July 20, 2024
4.17*	English translation of the Exclusive Option Agreement among Foshan Viomi, Guangzhou Interconnect and WFOE II dated July 20, 2024
4.18*	English translation of Termination Agreement between the former WFOE, Xiaoping Chen, Foshan Viomi and Juan Zhou dated July 19, 2024
4.19*	English translation of the Shareholder Voting Proxy Agreement among Foshan Viomi, Guangzhou Interconnect and WFOE II dated July 20, 2024
4.20*

English translation of Business Reorganization Agreement among the Registrant, Xiaoping Chen, Viomi HK Technology Co., Limited, Zhuhai Yungui Enterprise Management Consulting Partnership (Limited Partnership), Foshan Viomi, and the former WFOE, WFOE I, WFOE II and certain of their subsidiaries dated July 19, 2024

4.21*	English Translation of Business Cooperation Agreement between Guangdong Lizi and Xiaomi dated October 15, 2024
8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
11.2*	Amended and Restated Statement of Policies Governing Non-public Information and the Prevention of Insider Trading
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of WWC, P.C.
16.1

Letter of PricewaterhouseCoopers Zhong Tian LLP dated June 17, 2025 regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38649), filed with the SEC on June 17, 2025)

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 25, 2024 (File No. 001-38649))

101.INS*	Inline XBRL Instance Document – this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded with the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viomi Technology Co., Ltd

By:	/s/ Xiaoping Chen
	Name:	Xiaoping Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date:September 30, 2025

VIOMI TECHNOLOGY CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the Company) as of December 31, 2023 and 2024, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants
PCAOB ID: 1171

San Mateo, California

September 30, 2025

We have served as the company’s auditor since 2025.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	206,405	1,026,188	140,587
Restricted cash	18,922	141,292	19,357
Short-term deposits	177,268	115,014	15,757
Short-term investments	18,505	72,500	9,932
Accounts and notes receivable from third parties (net of allowance of RMB16,627 and RMB9,786 as of December 31, 2023 and December 31, 2024, respectively)	36,836	24,105	3,302
Accounts receivable from a related party (net of allowance of RMB4 and RMB1,178 as of December 31, 2023 and December 31, 2024, respectively)	4,365	591,221	80,997
Other receivables from related parties (net of allowance of nil and RMB1 as of December 31, 2023 and December 31, 2024, respectively)	100	11,234	1,539
Inventories, net	157,303	112,325	15,388
Prepaid expenses and other current assets	101,319	71,363	9,777
Assets held for sale - current portion	1,561,679	—	—
Total current assets	2,282,702	2,165,242	296,636

Non-current assets
Prepaid expenses and other non-current assets	10,535	18,053	2,473
Property, plant and equipment, net	307,226	315,309	43,197
Deferred tax assets	4,925	9,698	1,329
Intangible assets, net	10,901	8,524	1,168
Right-of-use assets, net	4,959	3,382	463
Land use right, net	59,177	57,904	7,933
Long-term investment	3,538	7,588	1,040
Assets held for sale - non-current portion	70,425	—	—
Total non-current assets	471,686	420,458	57,603

Total assets	2,754,388	2,585,700	354,239

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of nil and RMB4,320 as of December 31, 2023 and 2024, respectively)	317,454	772,151	105,784
Advances from customers	29,833	11,537	1,581
Amount due to related parties	3,444	835	114
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB43,914 and RMB1,046 as of December 31, 2023 and 2024, respectively)	170,814	168,127	23,033
Short-term borrowing	—	50,000	6,850
Income tax payables	1,648	9,736	1,334
Lease liabilities due within one year	2,387	2,037	279
Long-term borrowing-current portion	28,029	29,300	4,014
Liabilities held for sale - current portion	712,962	—	—
Total current liabilities	1,266,571	1,043,723	142,989

Non-current liabilities
Accrued expenses and other liabilities – non-current portion	—	14,492	1,985
Long-term borrowing	128,701	75,945	10,404
Lease liabilities	2,713	1,783	244
Liabilities held for sale – non-current portion	12,766	—	—
Total non-current liabilities	144,180	92,220	12,633

Total liabilities	1,410,751	1,135,943	155,622

Commitments and contingencies (Note 23)

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 101,902,544 and 101,059,544 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,550 and 102,764,550 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	6	6	1
Treasury stock	(81,143)	(85,426)	(11,703)
Additional paid-in capital	1,353,634	1,374,451	188,299
Retained earnings	89,711	153,125	20,978
Accumulated other comprehensive (loss) income	(14,328)	2,279	313
Total equity attributable to shareholders of the Company	1,347,886	1,444,441	197,889
Non-controlling interests	(4,249)	5,316	728
Total shareholders’ equity	1,343,637	1,449,757	198,617
Total liabilities and shareholders’ equity	2,754,388	2,585,700	354,239

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues:
Related parties	1,336,612	1,292,880	1,819,098	249,215
Third parties	453,633	345,856	299,884	41,084
Total net revenues	1,790,245	1,638,736	2,118,982	290,299
Cost of revenues	(1,195,742)	(1,116,720)	(1,570,276)	(215,126)
Gross profit	594,503	522,016	548,706	75,173
Operating expenses
Research and development expenses	(209,957)	(148,879)	(142,884)	(19,575)
Selling and marketing expenses	(282,285)	(214,610)	(211,173)	(28,931)
General and administrative expenses	(60,510)	(57,346)	(70,807)	(9,701)
Total operating expenses	(552,752)	(420,835)	(424,864)	(58,207)
Other income, net	12,906	8,887	32,492	4,451
Income from operations	54,657	110,068	156,334	21,417
Interest income and short-term investment income, net	10,506	16,831	5,264	721
Other non-operating income	2,488	3,164	—	—
Income before income tax credits (expenses)	67,651	130,063	161,598	22,138
Income tax credits (expenses)	447	(13,588)	(16,913)	(2,317)
Net income from continuing operations	68,098	116,475	144,685	19,821
Net loss from discontinued operations	(350,728)	(205,808)	(82,341)	(11,281)
Net income (loss)	(282,630)	(89,333)	62,344	8,540
Less: Net loss attributable to the non-controlling interest shareholders	(7,115)	(4,659)	(1,070)	(147)
Net income (loss) attributable to ordinary shareholders of the Company	(275,515)	(84,674)	63,414	8,687
Including:
Net income from continuing operations attributable to ordinary shareholders of the Company	68,284	116,768	144,364	19,778
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(343,799)	(201,442)	(80,950)	(11,091)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	48,785	10,007	16,607	2,275
Total comprehensive income (loss) attributable to ordinary shareholders of the Company	(226,730)	(74,667)	80,021	10,962
Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	(1.32)	(0.41)	0.31	0.04
Continuing Operations	0.33	0.57	0.70	0.10
Discontinued Operations	(1.65)	(0.98)	(0.39)	(0.06)
-Diluted	(1.31)	(0.41)	0.31	0.04
Continuing Operations	0.32	0.56	0.70	0.10
Discontinued Operations	(1.63)	(0.97)	(0.39)	(0.06)

Weighted average number of ordinary shares used in calculating net income (loss) per share
-Basic	—	—	—	—
Continuing Operations	208,341,011	206,387,105	204,787,786	204,787,786
Discontinued Operations	208,341,011	206,387,105	204,787,786	204,787,786
-Diluted	—	—	—	—
Continuing Operations	210,278,607	207,667,763	206,690,917	206,690,917
Discontinued Operations	210,278,607	207,667,763	206,690,917	206,690,917

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

									Accumulated	Total Equity
					Additional				Other	Attributable	Non-	Total
	Class A ordinary shares		Class B ordinary shares		Paid-in	Treasury stock		Retained	Comprehensive	to Shareholders	Controlling	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Income (Loss)	of the Company	Interest	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	105,516,779	6	103,214,547	6	1,337,281	6,230,139	(66,668)	449,900	(73,120)	1,647,405	3,522	1,650,927
Net loss attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	(275,515)	—	(275,515)	(7,115)	(282,630)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	19,560	—	—	—	—	19,560	—	19,560
Class B ordinary shares converted to Class A ordinary shares	359,997	—	(359,997)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	956,256	—	—	—	556	—	—	—	—	556	—	556
Repurchase of shares	(2,293,569)	—	—	—	—	2,293,569	(8,035)	—	—	(8,035)	—	(8,035)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	48,785	48,785	—	48,785
Balance as of December 31, 2022	104,539,463	6	102,854,550	6	1,357,397	8,523,708	(74,703)	174,385	(24,335)	1,432,756	(3,593)	1,429,163

Balance as of January 1, 2023	104,539,463	6	102,854,550	6	1,357,397	8,523,708	(74,703)	174,385	(24,335)	1,432,756	(3,593)	1,429,163
Net loss attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	(84,674)	—	(84,674)	(4,659)	(89,333)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	106	—	—	—	—	106	—	106
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	10,007	10,007	—	10,007
Class B Ordinary shares converted to Class A Ordinary shares	90,000	—	(90,000)	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for exercised share options	176,883	—	—	—	19	—	—	—	—	19	—	19
Repurchase of shares	(2,903,802)	—	—	—	—	2,903,802	(6,440)	—	—	(6,440)	—	(6,440)
Capital injection in a subsidiary from a non-controlling interest shareholder	—	—	—	—	(3,888)	—	—	—	—	(3,888)	4,003	115
Balance as of December 31, 2023	101,902,544	6	102,764,550	6	1,353,634	11,427,510	(81,143)	89,711	(14,328)	1,347,886	(4,249)	1,343,637

Balance as of January 1, 2024	101,902,544	6	102,764,550	6	1,353,634	11,427,510	(81,143)	89,711	(14,328)	1,347,886	(4,249)	1,343,637
Net income (loss) attributable to the Company and non-controlling interest shareholders	—	—	—	—	—	—	—	63,414	—	63,414	(1,070)	62,344
Disposal of discontinued operations	—	—	—	—	4,257	—	—	—	—	4,257	9,635	13,892
Share-based compensation related to 2015 and 2018 Share Incentive Plan	—	—	—	—	16,450	—	—	—	—	16,450	—	16,450
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	16,607	16,607	—	16,607
Issuance of ordinary shares for exercised share options	355,542	—	—	—	110	—	—	—	—	110	—	110
Repurchase of ordinary shares	(1,198,542)	—	—	—	—	1,198,542	(4,283)	—	—	(4,283)	—	(4,283)
Capital injection in a subsidiary from a non-controlling interest shareholder	—	—	—	—	—	—	—	—	—	—	1,000	1,000
Balance as of December 31, 2024	101,059,544	6	102,764,550	6	1,374,451	12,626,052	(85,426)	153,125	2,279	1,444,441	5,316	1,449,757

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income (loss)	(282,630)	(89,333)	62,344	8,540
Net loss from discontinued operations	350,728	205,808	82,341	11,281
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	40,053	36,941	28,978	3,970
Inventory write-down	(1,147)	9,363	(10,079)	(1,381)
Share-based compensation	19,560	106	16,450	2,254
Allowance for credit losses	7,972	1,242	(4,359)	(597)
Loss of disposal of property and equipment	78	1,378	364	50
Deferred income tax expenses (benefits)	(3,974)	2,044	(4,773)	(654)
Investment income	—	462	(50)	(7)
Foreign currency exchange gains, net	—	—	(225)	(30)
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	5,327	11,677	18,264	2,502
Accounts receivable from a related party	—	(4,370)	(588,030)	(80,560)
Inventories	47,289	13,841	55,057	7,543
Prepaid expenses and other current assets	(21,484)	(7,448)	22,497	3,082
Other receivables from related parties	29,301	5,217	452,950	62,054
Amounts due to related parties	2,328	1,089	(2,609)	(357)
Accounts and notes payable	(56,926)	(148,737)	454,697	62,293
Advances from customers	26,606	(7,102)	(18,296)	(2,507)
Income tax payables	(26,145)	1,124	8,088	1,108
Accrued expenses and other liabilities	3,517	12,667	8,666	1,187
Lease liabilities	(5,756)	(4,650)	(1,280)	(174)
Net cash provided by continuing operating activities	134,697	41,319	580,995	79,596
Net cash provided by (used in) discontinued operating activities	(418,866)	(144,547)	135,033	18,499
Net cash provided by (used in) operating activities	(284,169)	(103,228)	716,028	98,095
Cash flows from investing activities
Purchase of equipment	(150,382)	(103,372)	(28,606)	(3,918)
Purchase of lease hold improvement	(740)	(415)	(928)	(127)
Purchase of intangible assets	(4,564)	(653)	—	—
Purchase of short-term investments	(11,155)	(39,694)	(87,430)	(11,978)
Maturity of short-term investments	11,895	28,973	34,241	4,691
Disposal of property and equipment	12	898	416	57
Placement of short-term deposits	—	(176,686)	(406,828)	(55,735)
Maturities of short-term deposits	—	—	470,459	64,453
Cash receipt from disposals of discontinued operations	—	—	65,000	8,905
Cashout due to the unconsolidated of discontinued operations	—	—	(348,136)	(47,694)
Net cash used in continuing investing activities	(154,934)	(290,949)	(301,812)	(41,346)
Net cash provided by discontinued investing activities	469,481	92,023	136,918	18,758
Net cash provided by (used in) investing activities	314,547	(198,926)	(164,894)	(22,588)
Cash flows from financing activities
Proceeds from exercise of vested share options	2,936	19	110	15
Receipt of borrowing	118,662	49,091	58,513	8,016
Repayment of borrowing	—	(27,128)	(59,998)	(8,220)
Capital injection in subsidiaries from an investor or a non-controlling shareholder	—	115	1,000	137
Repurchase of ordinary shares	(8,035)	(6,440)	(4,283)	(587)
Net cash provided by (used in) continuing financing activities	113,563	15,657	(4,658)	(639)
Net cash provided by (used in) discontinued financing activities	—	100,000	(30,000)	(4,110)
Net cash provided by (used in) financing activities	113,563	115,657	(34,658)	(4,749)
Effect of exchange rate changes on cash and cash equivalents	46,482	9,643	14,649	2,006
Net increase (decrease) in cash and cash equivalents and restricted cash	190,423	(176,854)	531,125	72,764
Cash and cash equivalents and restricted cash at the beginning of the year	622,786	813,209	636,355	87,180
Cash and cash equivalents and restricted cash at the end of the year	813,209	636,355	1,167,480	159,944
Less: cash, cash equivalents and restricted cash held for sales at end of the year	(385,000)	(411,028)	—	—
Cash, cash equivalents and restricted cash of continuing operations, end of the year	428,209	225,327	1,167,480	159,944
Including:
Cash and cash equivalents of continuing operations at the end of the year	401,699	206,405	1,026,188	140,587
Restricted cash of continuing operations at the end of the year	26,510	18,922	141,292	19,357
Supplemental disclosures of cash flow information:
Cash paid for income tax, net	(26,708)	(187)	(2,226)	(305)
Cash paid for interest expense	(3,362)	(5,644)	(5,734)	(786)
Acquisition of equipment in form of other payable	8,122	50,158	40,183	5,505

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Viomi Technology Co., Ltd (the “Company”) is a holding company incorporated under the Laws of the Cayman Islands in January 2015. The Company, through its consolidated subsidiaries and “VIEs” (collectively referred to as the “Group”) is primarily engaged in the operation of developing and selling Home water solution businesses products in the People’s Republic of China (the “PRC”).

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

In November 2020, the Group entered into an agreement with Sunglow Wealth HK Limited (“Sunglow”) to sell 1% of equity interests of Guangdong Lizi Technology Co. Ltd. (“Guangdong Lizi”) for a consideration of RMB175. Meanwhile, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021. The Group therefore did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2021. The conditions had not been fulfilled by December 31, 2024 and therefore the Group did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2024.

On July 19, 2024, to implement its “Focus” strategy for Home water solution businesses, the Group entered into definitive agreements with Mr. Chen, and an entity controlled by Mr. Chen, to divest the Group’s businesses and assets involving certain Internet-of-things-enabled (“IoT-enabled”) smart home portfolio products for a total consideration of RMB65 million in cash (the “Disposal”). The Disposal was approved by a special committee of the board of directors of the Group on the same day.

The sale of the IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) to Mr. Chen was effected through termination, at closing, of the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi, which resulted in Foshan Viomi’s shareholder, Mr. Chen, fully controlling Foshan Viomi and its subsidiaries. As part of a pre-closing reorganization, Zhumeng Hulian and Guangzhou Interconnect Technology Co., Ltd. (“Guangzhou Interconnect”) entered into a new set of VIE contractual arrangements, as a result of which the Group is considered the primary beneficiaries of Guangzhou Interconnect and consolidates its financial results of operations, assets and liabilities in the Group’s consolidated financial statements. The transaction was closed on August 31, 2024.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(a)	History and Reorganization (Continued)

As of December 31, 2024, details of the Company’s principal subsidiaries and VIEs were as follows:

			Percentage of
	Place of	Date of	beneficial	Principal
	incorporation	incorporation	ownership	activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 05, 2015	100%	Investment holding
Codream HK	Hong Kong	August 20, 2019	100%	Investment holding
Yunmi Hulian	PRC	December 9, 2019	100%	Investment holding
Zhumeng Hulian	PRC	October 14, 2020	100%	Investment holding
Guangdong Lizi	PRC	July 26, 2018	100%	Home appliance development and sales
VIEs:
Guangzhou Interconnect	PRC	December 7, 2020	100%	Internet information services
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business

(b)Dual Classes Ordinary Shares and Initial Public Offering

On September 25, 2018, the Company completed its IPO on the NASDAQ Global Market in the United States of America. In this offering, 11,400,000 American Depositary Shares (“ADSs”), representing 34,200,000 Class A ordinary shares, were issued and sold to the public at a price of US$9.00 per ADS.

Pursuant to the resolution of the shareholders of the Company on August 23, 2018, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares comprising of (i) 4,800,000,000 class A ordinary shares of a par value of US$0.00001 each (“Class A Ordinary Shares”), (ii) 150,000,000 class B ordinary shares of a par value of US$0.00001 each (“Class B Ordinary Shares”) and (iii) 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity other than holders of Class B Ordinary Shares or their affiliates, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries

The Company, through Lequan or Zhumeng Hulian, entered into the following contractual arrangements with Beijing Viomi, Guangzhou Interconnect and their shareholders, respectively, that enable Lequan or Zhumeng Hulian through their PRC subsidiaries to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, through the exercise of the shareholders’ rights under the shareholder voting proxy agreement as the shareholders’ meetings of the VIEs appoint the board of directors of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs through the exclusive consultation and service agreement. Accordingly, Lequan or Zhumeng Hulian are considered the primary beneficiaries of the VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

In making the conclusion that Lequan or Zhumeng Hulian are the primary beneficiaries of the VIEs, the Company believes Lequan or Zhumeng Hulian’s rights under the terms of the option agreement provide them with a substantive kick-out right. As advised by the Company’s PRC legal counsel, the Company believes the terms of the option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the consideration which is the minimum amount permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for Lequan or Zhumeng Hulian to currently exercise their rights under the exclusive option agreement.

A simple majority vote of Lequan or Zhumeng Hulian’s board of directors is required to pass a resolution to exercise their rights under the option agreement. Lequan or Zhumeng Hulian’s rights under the option agreement give them the power to control the shareholders of Beijing Viomi and Guangzhou Interconnect In addition, Lequan or Zhumeng Hulian’s rights under the shareholder voting proxy agreement also reinforce their abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consultation and service agreements and also ensures that consultation and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. Lequan and Zhumeng Hulian have the rights to receive substantially all of the economic benefits from the VIEs.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

Exclusive consulting and service agreement

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

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. As part of a pre-closing reorganization, Zhumeng Hulian and Guangzhou Interconnect entered into a new exclusive consultation and service agreement. Under the new exclusive consultation and service agreement, Zhumeng Hulian has the exclusive right to provide or designate any entity affiliated with it to provide VIE the technical and business support services, including information technology support, hardware management and updates, software development, maintenance and updates and other operating services. The exclusive consultation and service agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. The exclusive consultation and service agreement was effective on July 20, 2024 and will remain effective until all equity interests and assets in Guangzhou Interconnect are sold to Zhumeng Hulian or the party designated by it. Under this arrangement, Zhumeng Hulian has the sole discretion to receive an annual service fee at an amount up to 100% of the annual net income of Guangzhou Interconnect. In addition, Zhumeng Hulian is entitled to receive other technical service fees at the amount mutually agreed upon by them and the respective VIE.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

Equity pledge agreement

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

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. As part of a pre-closing reorganization, Zhumeng Hulian and Guangzhou Interconnect entered into a new equity pledge agreement on July 20, 2024. Pursuant to the new equity pledge agreement among Zhumeng Hulian, Guangzhou Interconnect and its shareholder, the shareholder of Guangzhou Interconnect agreed to pledge its equity interests in Guangzhou Interconnect to Zhumeng Hulian to secure the performance of the VIE’s obligations under the existing exclusive purchase option agreement, shareholder voting proxy agreement, exclusive consulting and service agreement and also the equity pledge agreement. The Pledge will remain binding until Guangzhou Interconnect and its shareholder discharge all their obligations under the contractual agreements.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(c)VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. As part of a pre-closing reorganization, Zhumeng Hulian and Guangzhou Interconnect entered into a new exclusive option agreement on July 20, 2024. Pursuant to the exclusive option agreement, the shareholder of Guangzhou Interconnect is obligated to sell its equity interest to Zhumeng Hulian. Zhumeng Hulian has the exclusive and irrevocable right to purchase, or cause the shareholder of Guangzhou Interconnect to sell to the party designated by it, in Zhumeng Hulian’s sole discretion, all of the shareholder’s equity interests or any assets in Guangzhou Interconnect when and to the extent that applicable PRC law permits Zhumeng Hulian to own such equity interests and assets in Zhumeng Hulian. The price to be paid will be the minimum amount of consideration permitted by applicable PRC law at the time when such transaction occurs. The shareholder promised and agreed that it will refund the consideration once received to Zhumeng Hulian or any party designated by it within 10 working days. Also, the shareholder of Guangzhou Interconnect should try it best to help Guangzhou Interconnect develop well and are prohibited from transferring, pledging, intentionally terminating significant contracts or otherwise disposing of any significant assets in Guangzhou Interconnect without Zhumeng Hulian’s prior written consent. The exclusive option agreement will remain effective until all equity interests and assets in Guangzhou Interconnect are sold to Zhumeng Hulian or the party designated by it.

Shareholder voting proxy agreement

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

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. As part of a pre-closing reorganization, Zhumeng Hulian executed a new shareholder voting proxy agreement with Guangzhou Interconnect on July 20, 2024, whereby the shareholder irrevocably appoint and constitute the person designated by Zhumeng Hulian as their attorney-in-fact to exercise on its behalf any and all rights that the shareholder has in respect of its equity interests in Guangzhou Interconnect. The shareholder voting proxy agreement will be indefinitely effective unless all parties decide to terminate it by written agreement.

In September 2018, Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Chen and Tianjin Jinxing to Mr. Chen alone. Concurrently, the Company entered into a series of contractual arrangements in substantially the same forms with Foshan Viomi and Mr. Chen.

Management therefore concluded that the Company, through its PRC subsidiaries and the above contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

Risks in relation to VIE structure

The Company believes that the contractual arrangements among its subsidiaries, their VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit Lequan and Zhumeng Hulian’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;
●	limit the Company’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;
●	impose additional conditions or requirements with which the Company may not be able to comply;
●	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s business or
●	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries or VIEs.

Mr. Chen is the ultimate shareholder of Guangzhou Interconnect and the largest shareholder of Beijing Viomi, and Mr. Chen is also the largest beneficiary owner of the Company. The interests of Mr. Chen as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Chen is only one of the beneficiary shareholders of the Company. The Company cannot assert that when conflicts of interest arise, Mr. Chen will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Chen may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company relies on Mr. Chen, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Chen, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

In addition, the other shareholder of Beijing Viomi is also a beneficial owner of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of the Foshan Viomi and Beijing Viomi may act contrary to the contractual arrangements, the Company, through Lequan, entered into a shareholder voting proxy agreement with all of the shareholders of Foshan Viomi and Beijing Viomi in July 2015. The shareholder voting proxy agreement with the shareholder of Foshan Viomi has been updated in September 2018 as Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Chen and Tianjin Jinxing to Mr. Chen alone. In April 2020, Lequan assigned and transferred its rights and obligations of Foshan Viomi under the original agreements to Yunmi Hulian, which succeeded Lequan as a party to such agreement and assumed its rights and obligations thereunder. Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. As part of a pre-closing reorganization, Zhumeng Hulian executed a new shareholder voting proxy agreement with Guangzhou Interconnect on July 20, 2024. Through the shareholder voting proxy agreement, all shareholders of Guangzhou Interconnect and Beijing Viomi have entrusted the person designated by Lequan or Zhumeng Hulian as its proxy to exercise their rights as the shareholders of Zhumeng Hulian and Beijing Viomi with respect to an aggregate of 100% of the equity interests in Zhumeng Hulian and Beijing Viomi.

In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Company’s ability to use the contractual arrangements with its VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	28	7,179
Accounts receivable from third parties (net of allowance of nil and RMB19 as of December 31, 2023 and 2024, respectively)	—	62
Amounts due from Group companies	—	498,455
Inventories	48,794	68
Other assets	42,604	6,438
Total assets	91,426	512,202
Accounts and notes payable	—	4,320
Amounts due to Group companies	—	168
Accrued expenses and other liabilities	43,914	1,046
Other liabilities	14,971	186
Total liabilities	58,885	5,720

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue from Group companies (1)	33,574	23,344	49,679
Revenue from a related party and third parties	1,581,464	1,433,072	903,402

Cost from Group companies	(921,869)	(790,069)	(533,402)
Cost from a related party and third parties	(317,877)	(350,185)	(312,125)

Net income (loss)	(54,008)	29,046	8,160

(1)	Inter-company revenues between VIEs and other subsidiaries

VIEs sell certain products and provide marketing services to other subsidiaries. For the years ended December 31, 2022, 2023 and 2024, the inter-company sales recognized by VIEs to Primary beneficiaries of VIEs and their subsidiaries for the years ended December 31, 2022, 2023 and 2024 are RMB33,574, RMB23,344 and RMB49,679, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiaries are the primary beneficiaries. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

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

A VIE is an entity in which the Company, or its subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Lequan, Zhumeng Hulian and ultimately the Company hold all the variable interests of the VIE and has been determined to be the primary beneficiary of the VIE. As a result of the transaction to Mr. Chen on August 31, 2024, the Group no longer consolidates the results of Foshan Yunmi and its subsidiaries.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include sales returns, inventory valuation, product warranties, share-based compensation, allowance for credit losses, and the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and British Virgin Islands are United States dollar (“US$”), while the functional currency of the Group’s entities in the PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries in Hong Kong and British Virgin Islands, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, and incomes are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss).

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Foreign currency translation (Continued)

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange (losses) gains, net in the consolidated statements of comprehensive income (loss).

(e)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB7.2993 on December 31, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. Restricted cash is included in the total cash and cash equivalents and restricted cash in the consolidated statements of cash flows when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance notes and foreign exchange deposits in the bank of mainland China.

(h)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income (loss).

(i)	Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income (loss).

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(j)	Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for credit losses. On January 1, 2020, the Group adopted ASC326, “Financial Instruments—Credit Losses” using modified retrospective transition approach. The Group provides an allowance against accounts receivable to the amount management reasonably believe will be collected. The Group writes off trade receivable when they are deemed uncollectible.

The Group maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. Accounts receivable have been grouped based on shared credit risk characteristics and days past due to estimate, taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors.

(k)	Inventories, net

Inventories are stated at the lower of cost or net realizable value (“NRV”). Inventory costs are calculated on the actual cost basis including expenses that are directly or indirectly incurred in the purchase, and production of manufactured product. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down the value for inventories when their costs are lower than the NRV. The NRV is determined based on the estimated net selling prices less the estimated costs to completion and other costs necessary to make the sale. Determination of estimated net selling prices of finished goods, estimated costs to completion and other costs necessary to make the sale requires significant management judgements, taking into consideration historical actual information and expected future market trends.

(l)	Long-term deposits

Long-term deposits represent time deposits placed with banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income (loss).

(m)	Property, plant, and equipment, net

Property, plant, and equipment are carried at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives and residual value. Residual rate is determined based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate
Buildings	20 years	5%
Computers and equipment	2-10 years	0%-5%
Vehicle	4-5 years	5%

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Property, plant and equipment, net (Continued)

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income (loss).

Construction in progress represents property, plant, and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant, and equipment and is amortized over the life of the related assets.

(n)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the recoverable amount of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2023 and 2024.

(o)	Long-term investment

For an investee over which the Group has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control, the Group accounted for those using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in interest income and investment income, net in the consolidated statements of comprehensive income (loss).

(p)	Land use right, net

Land use right is recorded at cost less accumulated amortization and impairment losses, if any. Amortization is calculated on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use right certificate.

(q)	Intangible assets, net

Intangible assets mainly consist of software and license. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment losses, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
Software	1 - 10 years
License	3 - 10 years

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(r)	Leases

Lessee accounting

The Group categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow lessees to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in property, plant and equipment, net. All other leases are categorized as operating leases. All the leases recognized by the Group were classified as operating leases for the years presented.

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

The Group has elected not to present short - term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short - term lease generally on a straight - line basis over the lease term.

Lessor accounting

The Group rents out its premises to its related parties, which is classified as an operating lease in accordance with Topic 842. The revenue from an operating lease is recognized in revenue in the consolidated statements of comprehensive income (loss) on a straight-line basis over the term of the lease.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

The Group’s revenue is primarily derived from (i) Home water systems, which are composed of smart water purification systems, kettles and heaters, (ii) consumable products complementary to the Group’s Home water systems, such as water purifier filters, (iii) Kitchen appliances and others. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2022, 2023, and 2024.

1)	The Group conducts its business through various contractual arrangements.

a)       Sales to Xiaomi

The Group generated a substantial portion of its revenues from sales of products to Xiaomi.

Under the cooperation agreement entered into between the Group and Xiaomi, the Group is responsible for design, research, development, production, and delivery of designated products using the brand name of “Xiaomi” (“Xiaomi-branded products”). Xiaomi is responsible for commercial distributions and sales.

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

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing, and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. Water purifiers products were entitled to second instalment payments. For the years ended December 31, 2022, 2023, and 2024, net revenues earned from second installment payment arrangement represented 3.5%, 3.4% and 10.5% of total revenue from Xiaomi, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

b)    Sales to third-party customers, including: sales to leading e-commerce platforms and offline stores; and sales to customers directly through the online platforms operated by Xiaomi, third parties and the Group.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

Judgment is required to determine standalone selling price for each distinct performance obligation. The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling price. The standalone selling price of the products is determined based on adjusted market assessment approach by estimating the price the customer is willing to pay for the product without installation service. For the standalone selling price of the installation services, the Group semi-annually determines it by using a cost plus margin approach by referring to actual installation costs charged by the third-party vendors, plus an estimated profit margin of 5% based on consideration of both company specific and relevant market factors.

2)	Sales returns and sales incentives

- Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 45 days or 60 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 or 60 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. For the years ended December 31, 2022, 2023, and 2024, the expected sales return was RMB340, RMB24 and RMB198, respectively. Accordingly, the Group recognizes an expected return asset of RMB17 and RMB88 and a refund liability of RMB27 and RMB224 as of December 31, 2023 and 2024, respectively. The Group would update its estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. The Group would assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired. Further, the Group might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to the Group by the e-commerce platforms. The Group evaluates each type of incentives or fees to be paid in accordance with ASC 606. Considering that the Group either does not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis, the Group reduces the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms.

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. For the years ended December 31, 2022, 2023, and 2024, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms for a group of products. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Key customers, including Xiaomi and third-party customers, are entitled to a credit term. The expected length of time between the products being transferred to customers and when they pay for those products is short. There is no difference between the amount of promised consideration and the cash selling price of the promised products. Therefore, the Group concludes that the contracts with these key customers generally do not include a significant financing component. The allowance for credit losses reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The amount of the allowance for credit losses is recognized as expenses.

As of December 31, 2023 and 2024 accounts and notes receivable were RMB57,832 and RMB626,290, respectively. During the year ended December 31, 2023 and 2024, the Group recognized impairments, net of recoveries, for accounts receivable from customers amounted to RMB1,321 and RMB1,306, respectively.

The Group does not have contract assets as of December 31, 2023 and 2024. Contract liabilities consist of deferred revenue related to the Group’s provision of installation services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(s)	Revenue recognition (Continued)

As of December 31, 2023 and 2024, deferred revenue were RMB1,763 and RMB1,864, respectively. During the years ended December 31, 2023 and 2024, the Group recognized revenue of installation services amounted to RMB275 and RMB1,763, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize approximately RMB1,864 of the unearned amount for the Group’s remaining performance obligations related to installation services in 2025. During the years ended December 31, 2023 and 2024, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.

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

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB74,381, RMB62,107 and RMB53,234 for the years ended December 31, 2022, 2023, and 2024, respectively. The shipping expenses amounted to RMB88,267, RMB66,870 and RMB50,416 for the years ended December 31, 2022, 2023, and 2024, respectively.

(w)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

(x)	Government subsidies

Government subsidies represent tax refund and government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive income (loss) when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB13,460, RMB8,641 and RMB36,213 of subsidy income for the years ended December 31, 2022, 2023, and 2024, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB11,494, RMB18,857 and RMB14,188 for the years ended December 31, 2022, 2023, and 2024, respectively.

(z)	Share-based compensation

Share-based compensation expenses arise from share -based awards, mainly including share options for the purchase of ordinary shares for the periods presented. The Group accounts for share-based awards granted to the employees in accordance with ASC 718 Stock Compensation.

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

(aa)	Current expected credit losses

The Group’s accounts and notes receivable and other receivables from related parties and third parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related accounts and notes receivable and other receivables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, macroeconomic factors are also considered. This is assessed at each period based on the Group’s specific facts and circumstances. For the years ended December 31, 2022, 2023, and 2024, the Group recorded expected credit losses of RMB7,972, RMB2,563, and RMB(4,360), respectively in general and administrative expenses. As of December 31, 2023 and 2024, the expected credit loss provision for the accounts and notes receivable and other receivables is RMB16,631 and RMB10,965, respectively. The decrease is primarily attributable to the improved receivables turnover which leads to a reversal of allowance for expected credit loss.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(aa)	Current expected credit losses (Continued)

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable and other receivables from related parties for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	15,389	16,631
Current year provision	2,574	264
Reversals	(11)	(4,624)
Write off	(1,321)	(1,306)
Balance at end of the year	16,631	10,965

(bb)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the statements of comprehensive income (loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of comprehensive income (loss). The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023, and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(cc)	Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income, net of tax. Other comprehensive income (loss) refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income (loss). The Group’s other comprehensive income consists of foreign currency translation adjustments from its entities not using the RMB as their functional currency. Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss).

(dd)	Statutory reserves

The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC(“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

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

There were no appropriations to statutory reserve funds during the years ended December 2023 and 2024. Statutory reserve funds amounting to RMB12,517 and RMB12,517 were recognized in additional paid-in capital as of December 31, 2023 and 2024, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ee)	Income per share

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

(ff)	Related parties

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

(gg)	Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes benefit, shall be reported as a component of net loss separate from the net loss of continuing operations in accordance with ASC 205-20-45. For a component that meets the criteria of discontinued operations, the historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations.

(hh)	Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group adopted this ASU commencing January 1, 2024 which was applied retrospectively to all prior periods presented, and the adoption of the ASU did not have a material impact on the Group’s financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(hh)	Segment reporting (Continued)

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s Chief Operating Decision Maker (“CODM”) organizes segments within the Group for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Group’s CODM has been identified as the Chairman of the Board of Directors/CEO, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between products and services for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Group has only one operating segment and one reportable segment. Management determined the Group’s operations constitute a single reportable segment. This reflects the fact that the Group’s CODM continues to evaluate its financial information and resources, and continues to assess the performance of these resources, on a consolidated basis. All required financial segment information is therefore included in the Group’s consolidated financial statements.

(ii)	Recently issued accounting pronouncements not yet adopted

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

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Group plans to adopt this guidance effective January 1, 2027 and the Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ii)	Recently issued accounting pronouncements not yet adopted (Continued)

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Accounting Acquirer in a Business Combination Involving a Variable Interest Entity. This ASU clarifies that when a business that is a VIE is acquired primarily with equity interests, the determination of the accounting acquirer should follow ASC 805 rather than defaulting to the primary beneficiary under ASC 810. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Group plans to adopt this guidance effective January 1, 2027 and the Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. This ASU clarifies how entities account for share-based consideration payable to a customer. The ASU requires customer awards with vesting conditions tied to purchases to be treated as performance conditions, eliminates the forfeiture policy election, and states that the variable consideration constraint under ASC 606 does not apply to these awards. The standard is effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Group plans to adopt this guidance effective January 1, 2027 and the Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Group plans to adopt this guidance effective January 1, 2026 and the Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.	DISCONTINUED OPERATIONS

Disposal of Foshan Viomi and its subsidiaries

On July 19, 2024, the Group entered into definitive agreements with Mr. Chen, and an entity controlled by Mr. Chen (Refer to Note 1). Accordingly, the assets and liabilities of Foshan Viomi and its subsidiaries were classified as “Assets held for sale” and “Liabilities held for sale” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets. The results of operations of Foshan Viomi and its subsidiaries have been reclassified to “net loss from discontinued operations” in the consolidated statements of comprehensive income (loss).

The following tables set forth the assets, liabilities, statements of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	285,310	—
Restricted cash	125,718	—
Short-term deposits	188,570	—
Short-term investments	51,864	—
Accounts and notes receivable from third parties	189,966	—
Accounts receivable from a related party	319,858	—
Other receivables from related parties	124	—
Inventories, net	284,916	—
Prepaid expenses and other current assets	85,353	—
Long-term deposits-current portion	30,000	—
Total current assets	1,561,679	—
Non-current assets
Property, plant and equipment, net	35,759	—
Deferred tax assets	6,065	—
Prepaid expenses and other non-current assets	8,289	—
Right-of-use assets, net	12	—
Long-term investment	20,300	—
Total non-current assets	70,425	—
Total assets	1,632,104	—

Liabilities
Current liabilities
Accounts and notes payable	348,879	—
Advances from customers	101,505	—
Accrued expenses and other liabilities	131,400	—
Amount due to related parties	15,024	—
Short-term borrowing	100,000	—
Income tax payables	16,131	—
Lease liabilities due within one year	23	—
Total current liabilities	712,962	—
Accrued expenses and other liabilities - non-current portion	12,766	—
Total non-current liabilities	12,766	—

Total liabilities	725,728	—

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.DISCONTINUED OPERATIONS (Continued)

Disposal of Foshan Viomi and its subsidiaries (Continued)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues:
A related party	66,742	24,434	5,821
Third parties	1,375,744	830,216	293,050
Total net revenues	1,442,486	854,650	298,871

Cost of revenues	(1,299,896)	(807,146)	(297,289)

Gross profit	142,590	47,504	1,582
Operating expenses:
Research and development expenses	(89,993)	(74,032)	(41,245)
Selling and marketing expenses	(332,602)	(187,156)	(54,681)
General and administrative expenses	(61,192)	(24,162)	(7,667)

Total operating expenses	(483,787)	(285,350)	(103,593)

Other income, net	9,229	8,623	4,320

Loss from operations	(331,968)	(229,223)	(97,691)

Interest and investment income (loss), net	(138)	13,062	3,846
Other non-operating loss	(1)	(1,500)	—

Loss before income tax (expenses) credits	(332,107)	(217,661)	(93,845)

Income tax (expenses) credits	(18,621)	11,853	11,504

Net loss from discontinued operations	(350,728)	(205,808)	(82,341)

Net cash (used in) provided by discontinued operating activities	(418,866)	(144,547)	135,033
Net cash provided by discontinued investing activities	469,481	92,023	136,918
Net cash (used in) provided by discontinued financing activities	—	100,000	(30,000)

4.	CONCENTRATION AND RISKS
(a)	Foreign exchange risk

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration risk of accounts and notes receivable from third parties are presented as below:

	As of December 31,
	2023		2024
	RMB		RMB
Company A	27,371	74%	9,653	40%
Company B	—	—	4,440	18%

Concentration risk of accounts receivable from a related party are presented as below:

	As of December 31,
	2023		2024
	RMB		RMB
Xiaomi	4,365	100%	591,221	100%

Concentration risk of other receivables from related parties are presented as below:

	As of December 31,
	2023		2024
	RMB		RMB
Xiaomi	100	100%	100	1%
Foshan Viomi	—	—	11,134	99%

(c)	Revenue concentration risk

	Year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB
Xiaomi	1,336,612	75%	1,292,880	79%	1,752,246	83%

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	As of December 31, 2023		As of December 31, 2024
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	119,825	119,825	834,573	834,573
US$	12,209	86,471	26,269	188,832
Others (i)	85	109	935	2,783
Cash and cash equivalents		206,405		1,026,188

(i) As of December 2024, the other currencies consist of Hong Kong Dollar and Singapore Dollar.

6.	RESTRICTED CASH

As of December 31, 2023 and 2024, the Group held restricted cash of RMB18,922 and RMB141,292, respectively, in designated bank accounts, which were composed of the deposit required for issuing bank acceptance bills of RMB18,922 and RMB62,108, respectively, capital deposit of nil and RMB770, and the foreign exchange deposits of nil and RMB78,414, respectively.

7.	SHORT-TERM INVESTMENTS

Short-term investments represent structured deposits with maturities of less than one year. Short-term investments balance as of December 31, 2023 and 2024 is denominated in RMB, amounted to RMB18,505 and RMB72,500, respectively.

8.	INVENTORIES, NET

Inventories, net consisted of the followings:

	As of December 31,
	2023	2024
	RMB	RMB
Finished goods	105,542	80,853
Raw materials	51,761	31,472
Inventories, net	157,303	112,325

The Group recorded inventory written down amounted to RMB13,182 and RMB3,104 as of December 31, 2023 and 2024, respectively.

The following table summarizes the activity in inventory written down for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	3,820	13,182
Addition	11,006	2,898
Reduction	(1,644)	(12,976)
Balance at end of the year	13,182	3,104

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

9.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2023	2024
	RMB	RMB
Advances to suppliers	70,364	47,204
Other receivables	31,502	37,236
Prepayment for equipment	9,444	2,367
Lease hold improvement	527	1,383
Prepaid expenses	—	1,138
Expected return assets	17	88
Total	111,854	89,416
Less: non-current portion	(10,535)	(18,053)
Prepaid expenses and other assets-current portion	101,319	71,363

10.PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Computers and equipment	145,817	140,465
Buildings	258,910	258,910
Construction in progress	—	7,343
Vehicle	1,201	2,692
Total	405,928	409,410
Less: accumulated depreciation	(98,702)	(94,101)
Property, plant, and equipment, net	307,226	315,309

The Group had recorded depreciation expense of RMB29,248, RMB24,077 and RMB22,882 for the years ended December 31, 2022, 2023, and 2024, respectively. No impairment was recorded for the years ended December 31, 2022, 2023, and 2024.

In addition, the Group also pledged certain property, plant, and equipment for the Group’s long-term borrowings (See Note 12).

11.LAND USE RIGHT, NET

In 2020, the Group obtained a land use right in Foshan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use right is summarized as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Land use right	63,618	63,618
Less: accumulated amortization	(4,441)	(5,714)
Land use right, net	59,177	57,904

The Group had recorded amortization expense of RMB1,273, RMB1,272 and RMB1,273 for the years ended December 31, 2022, 2023, and 2024, respectively.

In addition, the Group also pledged its land use right for the Group’s long-term borrowings (See Note 12).

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

11.LAND USE RIGHT, NET (Continued)

The estimated future amortization expense for land use rights is as follows:

Years ending December 31,	RMB
2025	1,273
2026	1,273
2027	1,273
2028	1,273
2029	1,273
Thereafter	51,539
57,904

12.BORROWINGS

(1)Short-term borrowings

Short-term bank loans consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Industrial and Commercial Bank of China (1)	—	20,000
Bank of China (2)	—	30,000
Total	—	50,000
(1)

On March 25, 2024, the Group entered into a loan agreement with Industrial and Commercial Bank to borrow RMB20.0 million as working capital for one year, with a maturity date of March 20, 2025. The loan has a fixed interest rate of 2.85% per annum. The loan was fully repaid upon maturity.

(2)

On December 27, 2023, the Group entered into a loan agreement with Bank of China to borrow RMB30.0 million as working capital for one year. The loan was withdrawn on January 2, 2024 and as a maturity date in January 2, 2025. The loan has a fixed interest rate of 2.85% per annum. The loan is pledged by the Company’s patent rights. The loan was fully repaid upon maturity.

The Group incurred interest expenses for short-term borrowings of nil and nil and RMB1,263 for the years ended December 31, 2022, 2023, and 2024, respectively. The annual weighted average interest rates were nil and nil and 2.85% for the years ended December 31, 2022, 2023, and 2024, respectively.

(2)Long-term borrowings

	As of December 31,
	2023	2024
	RMB	RMB
Agricultural Bank of China	156,730	105,245
Total	156,730	105,245

Less: long-term borrowing-current portion	(28,029)	(29,300)

Long-term borrowing	128,701	75,945

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.BORROWINGS (Continued)

(2)Long-term borrowings (Continued)

On March 8, 2021, The Group entered into a line of credit agreement with Agricultural Bank of China, which is used for the development of Viomi Technology Park, a comprehensive high-tech industrial campus, which was completed in the second half of 2023. The line of credit is effective from March 8, 2021 to March 7, 2026 and the credit limit is RMB310,000. The loan is guaranteed by Foshan Viomi, a related party of the Group. As of December 31, 2024, the Group borrowed, in aggregate, a total of RMB192,371 under the line of credit, with interest rate ranging from 3.10% to 3.90% per annum. The Group repaid a total of RMB87,126, and the outstanding balance of long-term borrowings was RMB105,245 as of December 31, 2024. As of December 31, 2024, the Group had unutilized lines of credit of RMB117,629 under the line of credit agreement with Agricultural Bank of China.

The future maturities of long-term borrowings as of December 31, 2024 were as follows:

12 months ending December 31,	RMB
2025	29,300
2026	24,829
2027	24,829
2028	24,829
2029	1,040
Thereafter	418
Total long-term borrowings	105,245

The Group’s building properties with net book values of RMB245,587 and land use right with net book values of RMB57,904 were pledged as collateral to secure these loans as of December 31, 2024.

The Group completed the construction in the second half of 2023, and prior to the completion, the Group capitalized the interest expense as cost of the assets, and after the assets was ready for its intended use, the Group expenses off the interest expenses. The Group capitalized interest expense of RMB3,516 and RMB5,031 for the years ended December 31, 2022, 2023, respectively, and the Group recorded interest expenses of RMB623 and RMB4,262 for the years ended December 31, 2023, and 2024, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB
Accrued payroll and welfare	58,451	42,557
Freight payable	10,580	16,879
Deposit from suppliers	15,595	11,619
Installation fee payables	271	—
Product warranty	5,007	40,568
Marketing and promotion expenses	3,065	4,187
Payment for purchase of property	43,322	40,183
Other tax payable	696	6,826
Professional fee payables	1,754	7,547
Refund liabilities	27	224
Other current liabilities	32,046	12,029
Total	170,814	182,619
Less: non-current portion	—	(14,492)
Accrued expenses and other liabilities-current portion	170,814	168,127

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2022	6,559
Provided during the year	84,732
Utilized during the year	(56,078)
Disposed during the year	(30,206)
Balance at December 31, 2023	5,007
Provided during the year	88,889
Utilized during the year	(46,914)
Disposed during the year	(6,414)
Balance at December 31, 2024	40,568

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	SEGMENT REPORTING

The Group derives revenue by developing and selling Home water solution businesses products in the PRC. The Group operates as one operating and reportable segment and its sole business activity consists of the design, development, manufacturing and marketing of Home water solution businesses products. The Group provides Home water solution businesses products mainly to its customers in the PRC and manages its business activities on a consolidated basis.

The accounting policies of the segment are the same as those described in Note “2. Summary of Significant Accounting Policies”. The Company’s CODM uses net income to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income to manage the Group’s operations and assess operating profitability. The Group operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of comprehensive income (loss). These significant segment expense include cost of revenue, research and development, selling and marketing, and general and administrative expenses. Other segment items that are presented on the consolidated statements of comprehensive income (loss) include other income, net, interest income and short-term investment income, net, and other non-operating income, income tax credits (expenses). The Group’s entity-wide disclosures, including the breakout of revenue between products are included in Note “15. Revenue”.

15.	REVENUE

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sales of products
- Home water solutions	1,162,725	1,077,858	1,498,368
- Consumables	353,936	324,738	277,704
- Kitchen appliances and others	254,019	214,279	337,177
Total of sales of products	1,770,680	1,616,875	2,113,249
Rendering of services	19,565	21,861	5,733
Total	1,790,245	1,638,736	2,118,982

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	INCOME TAX EXPENSES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group in Hong Kong are subject to 8.25% and 16.5% Hong Kong profit tax on its taxable income within HKD$2 million and beyond HKD$2 million, respectively, generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2023 and 2024 are approximately RMB102,347 and nil, respectively. The Company does not intend to have any of its subsidiaries located in the PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2023 and 2024.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expenses	3,527	11,544	21,686
Deferred tax (benefit) expenses	(3,974)	2,044	(4,773)
Income tax (benefit) expenses	(447)	13,588	16,913

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income from operations in the PRC	65,920	126,692	177,311
Income (loss) from overseas entities	1,731	3,371	(15,713)
Income before income tax	67,651	130,063	161,598
Tax expense at PRC enterprise income tax rate of 25%	16,913	32,515	40,400
Income tax on tax holiday(1)	(8,062)	(14,952)	(20,298)
Tax effect of permanent differences(2)	(19,183)	(12,860)	(13,572)
Change in valuation allowance(3)	8,979	11,494	8,227
Effect of share-based compensation	2,934	16	2,467
Effect of income tax in jurisdictions other than the PRC	(2,028)	(2,625)	(311)
Income tax expenses (benefit)	(447)	13,588	16,913
(1)	The income tax on tax holidays represents the effect of preferential income tax rate enjoyed by Guangdong Lizi and Yunmi Hulian. Guangdong Lizi applied for HNTE qualification renewal in 2023. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2023 and should apply for HNTE qualification renewal in 2026. Yunmi Hulian applied for the HNTE qualification and obtained approval in December 2021. It is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2022, and its HNTE status ceased at the ended of 2023.
(2)	The permanent book-tax differences mainly consisted of R&D super deductions.
(3)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance for the years ended December 31, 2022, 2023, and 2024 were provided for net operating loss carry forward of certain group entities which reported loss because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of their future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense (Continued)

The per share effect of the tax holidays were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net income per share effect – basic	0.04	0.07	0.10
Net income per share effect – diluted	0.04	0.07	0.10

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Accrued expenses and others	4,754	9,363
Net operating loss carry forwards	30,356	39,905
Inventories write downs	1,593	388
Deferred income	74	74
Total deferred tax assets	36,777	49,730
Less: valuation allowance	(31,852)	(40,032)
Deferred tax assets, net	4,925	9,698

Movement of valuation allowance

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	11,379	20,358	31,852
Provided	8,979	11,494	8,180
Balance at end of the year	20,358	31,852	40,032

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	ORDINARY SHARES (Continued)

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

As of December 31, 2023, the Company had 101,902,544 Class A Ordinary Shares and 102,764,550 Class B Ordinary Shares outstanding.

During the year ended December 31, 2024, 355,542 Class A Ordinary Shares were issued for the exercised share options. In addition, 1,198,542 Class A Ordinary Shares were repurchased by the Group.

As of December 31, 2024, the Company had 101,059,544 Class A Ordinary Shares and 102,764,550 Class B Ordinary Shares outstanding.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Share-based compensation expenses
—Share options(a)	19,560	106	16,450

(a)	Share options

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

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan. As of December 31, 2024, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 30,128,782.

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

For the year ended December 31, 2023, the Company didn’t grant share options to employees pursuant to the 2018 Share Incentive Plan.

For the year ended December 31, 2024, the Company granted 11,920,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION (Continued)
(a)	Share options (Continued)

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2023 and 2024 are summarized in the following table:

	As of December 31,
	2023	2024
Risk-free interest rate	NA	3.90%-4.38%
Expected volatility	NA	59.20%-59.21%
Expected life of option (years)	NA	20
Expected dividend yield	NA	—
Fair value per ordinary share	NA	0.13-0.53

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of US Treasury Strip with a maturity period close to the contractual term of the options.

(2)	Expected life of option (years)

Expected life of option (years) represents the expected years from the measurement date to the expiration date of the option.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION (Continued)
(a)	Share options (Continued)

A summary of the stock option activity under the 2015 Share Incentive Plan and 2018 Share Incentive Plan for the years ended December 31, 2022, 2023, and 2024 is included in the table below.

			Weighted
			average
			remaining	Aggregate
	Number of	Weighted average	contractual	intrinsic
	options	exercise price (US$)	life (years)	value (US$)
Outstanding at January 1, 2022	22,226,338	0.80	7.41	26,813
Granted	1,010,000	1.10	—	—
Forfeited	(2,537,466)	0.98	—	—
Exercised	(956,256)	0.44	—	—
Outstanding at December 31, 2022	19,742,616	0.81	6.49	22,974
Granted	—	—	—	—
Forfeited	(5,047,307)	0.78	—	—
Exercised	(176,883)	0.03	—	—
Outstanding at December 31, 2023	14,518,426	0.83	5.58	15,553
Granted	11,920,000	0.11	—	—
Forfeited	(1,642,047)	0.54	—	—
Exercised	(355,543)	0.04	—	—
Outstanding at December 31, 2024	24,440,836	0.51	11.43	19,794
Exercisable as of December 31, 2024	11,504,836	0.79	4.31	13,460
Expected to vest as of December 31, 2024	11,642,400	0.26	17.77	5,700

The weighted average grant date fair value of options granted for the years ended December 31, 2023 and 2024 was nil per option and RMB0.8 ( US$0.11), respectively.

As of December 31, 2023 and 2024, there was RMB5,454 and RMB36,988 of unrecognized compensation expenses related to the options, respectively.

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

As of December 31, 2024, there were RMB10,284 of unrecognized compensation expenses related to restricted shares granted to Sunglow for which the performance conditions had not been met and are expected to be recognized when the performance conditions are achieved under the requirement of ASC718.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income attributable to ordinary shareholders of the Company from continuing operations	68,284	116,768	144,364

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	208,341,011	206,387,105	204,787,786
Dilutive effect of share options	1,937,596	1,280,658	1,903,131
Denominator for diluted calculation	210,278,607	207,667,763	206,690,917

Basic net income per ordinary share from continuing operations	0.33	0.57	0.70
Diluted net income per ordinary share from continuing operations	0.32	0.56	0.70

20.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Mr. Xiaoping Chen	Founder
Foshan Viomi and its subsidiaries (“Foshan Viomi”)*	Controlled by a principal shareholder of the Company
Xiaomi	Shareholder of the Group

* Due to the Disposal as mentioned above (See Note 1), the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viom was terminated on July 19, 2025, which resulted in Foshan Viomi’s shareholder, Mr. Chen, fully controlling Foshan Viomi and its subsidiaries. As a result, Foshan Viomi and its subsidiaries became to the Group’s related parties since August 31, 2024, and all transactions between the Group and Foshan Viomi during the period from September 1, 2024 to December 31, 2024, and any amount due from/due to Foshan Viomi were disclosed as related party transactions and balances.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Transaction with Xiaomi

Business cooperation agreement

The current business corporation agreement entered into in 2024 with Xiaomi governs all the Group’s sales to Xiaomi. It will expire in September 2026.

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

Youpin commission sales agreement

The Group has entered into a commission sales agreement with Xiaomi for the sale of the Group’s own branded products on an E-platform operated by Xiaomi, namely Youpin. The commission sales agreement expired on December 31, 2023. The agreement has been renewed in 2024 and it has become non-fixed-term agreement since then. Furthermore, this agreement may be terminated by Xiaomi with 30 days’ written notice.

Under the commission sales agreement, the Group shall pay a service fee, calculated as certain portion of the sales price excluding customers’ refunds or as otherwise agreed by the parties with respect to specific product lines, as well as a deposit to Xiaomi. The retail prices of the Group’s products on Youpin’s platform shall be no higher than the sales price from any other e-commerce merchants or the Group’s official offline sales channel, including in the event of sales or promotion. Refer to Note 20 (5) to the consolidated financial statements for the commission expenses charged by Youpin for the years ended December 31, 2022, 2023, and 2024.

Transaction with Mr. Xiaoping Chen

On July 19, 2024, to implement its focus strategy for the Home water solution businesses, the Group entered into definitive agreement with Mr. Xiaoping Chen and Zhuhai Yungui Enterprise Management Consulting Limited Partnership, an entity controlled by Mr. Chen (“Zhuhai Yungui”) (together with Mr. Xiaoping Chen, “Buyer”), to divest the Company’s business involving Internet-of-things-enabled (“IoT-enabled”) smart home portfolio products for a total consideration of RMB65 million in cash. The transaction was closed on August 31, 2024.

Transactions with Foshan Viomi

The Group sells water purifiers and other products to and purchases raw materials from Foshan Viomi. In addition, The Group leases its office premises to Foshan Viomi, and the Group also engages Foshan Viomi for other services such as transportation services, maintenance services as well as installation services etc.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	RELATED PARTY TRANSACTIONS (Continued)
(1)	Amount due from/to related parties

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable from a related party:
Xiaomi(a)	4,365	591,221

Other receivables from related parties:
Other receivables from Xiaomi	100	100
Other receivables from Foshan Viomi	—	11,134
Total	100	11,234

Amounts due to related parties:
Purchase and other payable to Xiaomi(a)	—	835
Selling and marketing expenses payable to Xiaomi(c)	3,444	—
Total	3,444	835

(2)	Purchase from related parties

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Xiaomi(a)	23,674	26,341	13,546
Foshan Viomi(d)	—	—	17,144
Total	23,674	26,341	30,690

(3)	Revenue from related parties

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Xiaomi(a)	1,336,612	1,292,880	1,752,246
Foshan Viomi(d)	—	—	66,852
Total	1,336,612	1,292,880	1,819,098

(4)	Research and development expenses

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Xiaomi(a)	2,791	716	273

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	RELATED PARTY TRANSACTIONS (Continued)
(5)	Selling and marketing expenses

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Commission expenses charged by Xiaomi(b)	13,491	6,961	13,477
Other expenses charged by Xiaomi(b)	2,545	797	—
Other expenses charged by Foshan Viomi(e)	—	—	400
Total	16,036	7,758	13,877

(6)	Other income and expenses

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Interest income(f)	—	—	1,902
Interest expense(g)	—	—	485
Total	—	—	2,387
(a)	The Group both sells water purifiers and other products to and purchase Xiaomi branded products and certain raw materials from Xiaomi. The amount due from Xiaomi represents receivable arising from sales of water purifiers and other products. The balance due to Xiaomi represents payable arising from purchase of Xiaomi branded products and certain raw materials.
(b)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group commission and technical service fees, also Xiaomi provides advertising and promotion service. The amount due from Xiaomi represents sales receivable net of commission, advertising and promotion service.
(c)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group customer service fees.
(d)	The Group purchases certain raw materials from Foshan Viomi and its subsidiary. The Group also sells its own branded products to Foshan Viomi, and provides rental services, and other services to Foshan Viomi and its subsidiaries.
(e)	The Group’s related party provides transportation services, maintenance services as well as installation services for the Group.
(f)	On July 1, 2024, the Company entered into a loan agreement with Foshan Viomi to lend USD20.0 million for its working capital needs with maturity date on November 20, 2028. The loan has a fixed interest rate of 4.0% per annum. The loan was fully collected from Foshan Viomi as of December 31, 2024.
(g)	On February 14, 2019, Guangdong Lizi entered into a loan agreement with Foshan Viomi to borrow RMB10.0 million. The loan has a fixed interest rate of 4.8% per annum. The loan was fully repaid by Guangdong Lizi on November 28, 2024.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2023 and 2024 except for short-term investments (Note 7).

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

21.	FAIR VALUE MEASUREMENTS (Continued)

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2023 and 2024:

	Level 1(i)	Level 2(ii)	Level 3	Total
As of December 31, 2024
Short-term investments	48,187	24,313	—	72,500
As of December 31, 2023
Short-term investments	—	18,505	—	18,505
(i)	(i) Short-term investments represent mainly company securities, and the Company values these short-term investments based on unadjusted quoted prices from active markets of these securities at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 1.
(ii)	These short-term investments represent mainly company securities and structured deposits, and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Company’s other financial instruments consist principally of cash and cash equivalents, restricted cash, short-term deposits, accounts and notes receivable, other receivables, amounts due to/from related parties, accounts and notes payable and certain accrued expenses. They are recorded at cost which approximates fair value.

22.	LEASES

The Group’s operating leases are principally for office space and facilities. At December 31, 2023 and 2024, The Group’s operating leases had a weighted average discount rate of 4.75% and 4.75% and a weighted-average remaining term of 3.1 years and 2.3 years, respectively. The components of lease expense were as follow：

	Year ended December 31,
	2023	2024
	RMB	RMB
Lease cost
Operating lease expense	2,508	2,193
Short-term lease expense (i)	1,261	1,147
Total lease cost	3,769	3,340
(i)	Includes leases with a term of one year or less.

Supplemental cash flow information for leases was as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
Operating cash flows relating to operating leases	2,251	1,991
Lease liabilities arising from obtaining right-of-use assets	1,629	2,568

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

22.	LEASES (Continued)

As of December 31, 2024, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

RMB
2025	1,860
2026	1,377
2027	626
2028	205
Total future minimum rental payment	4,068
Less amount representing imputed interest	(248)
Present value of future minimum rental payments	3,820
Less current portion, recorded in other current liabilities	2,037
Long-term lease liabilities, recorded in other long-term liabilities	1,783

23.	COMMITMENTS AND CONTINGENCIES
(a)	Operating lease commitments

The operating commitments mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. As of December 31, 2024, there were no future minimum commitments under non-cancelable agreements.

(b)	Capital and other commitment

Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Property, plant, and equipment	37,685	40,848

(c)	Legal proceedings

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except shares, ADS, per share and per ADS data)

24.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB95,738 and RMB97,942 as of December 31, 2023 and 2024. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

For the year ended December 31, 2024, the Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company are not required to be presented.

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

25.	SUBSEQUENT EVENT

On March 25, 2025, the Group entered into a loan agreement with Industrial and Commercial Bank to borrow RMB10.0 million as working capital for one year, with a maturity date of March 26, 2026. These loans have a fixed interest rate of 2.75% per annum.

On January 8, 2025, the Group entered into a loan agreement with Bank of China to borrow RMB30.0 million as working capital for one year. The loan was withdrawn on January 15, 2025 and as a maturity date in January 15, 2026. The loan has a fixed interest rate of 2.85% per annum.

The Group entered into a line of credit agreement with Agricultural Bank of China (See Note 12). As of the date of this report, the Group borrowed additional RMB1,118 under the line of credit, with interest rate of 2.85% per annum. The Group repaid a total of RMB14,818, and the outstanding balance of long-term borrowings was RMB91,545 as of the date of this report.

On July 14, 2025, the Company announced that its board of directors has approved the declaration and distribution of a special dividend (the “Special Dividend”) of US$0.0293 per ordinary share (US$0.0880 per American depositary share, or ADS). The aggregate amount of the Special Dividend was approximately US$6 million. The Special Dividend was paid to the holders of the Company’s ordinary shares on August 18, 2025, and to the holders of the Company’s ADSs on August 21, 2025, of record, as of the close of business on July 31, 2025. The Special Dividend paid to the holders of ADSs was subject to the terms of the deposit agreement.

The Group has evaluated other subsequent events from January 1, 2025 up through the date the Group filed these consolidated financial statements and the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.