Form 20-F
period 2025-12-31
Viomi Technology Co., Ltd
filed 2026-04-22
CIK 1742770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_______

For the transition period from          to

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

Xiaoping Chen, Chief Executive Officer
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

* Not for trading, but only in connection with the listing on the Nasdaq Stock Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 201,965,189 ordinary shares issued and outstanding, being the sum of (i) 99,200,641 Class A ordinary shares, par value US$0.00001 per share (excluding 12,475,923 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans and 15,703,314 Class A ordinary shares that were repurchased by us), and (ii) 102,764,548 Class B ordinary shares, par value US$0.00001 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“2024 reorganization transaction” are to the transactions to effect the divestment of our divested IoT@Home business by termination the contractual arrangements between Yunmi Hulian Technology (Guangdong) Co., Ltd. and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co., Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, Zhumeng Hulian Technology (Guangdong) Co., Ltd. and Guangdong Interconnect Electric Appliances Technology Co., Ltd., or Guangdong Interconnect, have enter into a new set of contractual arrangements, as a result of which the Company has controlled Guangdong Interconnect and consolidated its financial results.

●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares of par value US$0.00001 each;

●	“AI” are to artificial intelligence;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;

●	“divested IoT@Home business” are to the businesses and assets involving certain IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) that have been divested by us in August 2024;

●	“IoT” are to the Internet of Things, an interconnected network of devices that can communicate with one another through the internet;

●	our “home water systems” are to our portfolio of smart water purification systems with intelligent interconnectivity and communication capabilities, along with water heaters, smart water kettles, and electric kettles, among others;

●	our “kitchen appliances and others” are to portfolio of range hoods, gas stoves, and other small appliances, as well as product installation services and rental services;

●	our “IoT@Home portfolio products” are to our portfolio of smart home products with intelligent interconnectivity and communication capabilities, including our smart kitchen products and other smart products;

●	“ordinary shares” are to Class A ordinary shares and Class B ordinary shares;

●	“VIEs” are to variable interest entities, and “our VIEs” are to Beijing Yunmi Technology Co., Ltd., or Beijing Viomi, and Guangdong Interconnect Electric Appliances Technology Co., Ltd., or Guangdong Interconnect, and, in the context of describing our VIEs prior to the completion of the 2024 reorganization transaction, Beijing Viomi and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi;

●	“Viomi,” “we,” “us,” “our company” or “our” are to Viomi Technology Co., Ltd, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and the subsidiaries of our VIEs in China;

●	“our WFOE I” are to Lequan Technology (Beijing) Co., Ltd., or Lequan Technology;

●	“our WFOE II” are to Zhumeng Hulian Technology (Guangdong) Co., Ltd., or Zhumeng Hulian;

●	“WFOEs” are to wholly foreign-owned enterprises, and “our WFOEs” are to our WFOE I and our WFOE II, and, in the context of describing our WFOEs prior to the completion of the 2024 reorganization transaction, WFOE I and Yunmi Hulian Technology (Guangdong) Co., Ltd., or the former WFOE;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“US$” or “U.S. dollars,” are to the legal currency of the United States; and

●	“Xiaomi” are to Xiaomi Corporation, an internet company and a principal shareholder of our company as of the date of this annual report, and/or any of its affiliates.

In August 2024, to implement our “Focus” strategy for home water solutions, we divested our businesses and assets involving certain IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) for a total consideration of RMB65 million in cash. As a result of the completion of the 2024 reorganization transaction, from September 2024, we have ceased to consolidate the divested entities, assets and businesses as well as their corresponding financial results. The historical financial results of our diverted IoT@Home business are reflected in our audited consolidated financial statements as discontinued operations. Unless otherwise stated, the financial information and non-GAAP financial measures disclosed in this annual report refer to our continuing operations. Unless otherwise specifically stated, the information relating to the business operations is disclosed on a continuing operation basis, which excludes the divested IoT@Home business. As a result, our historical results prior to the completion of the 2024 reorganization transaction may not be indicative of future financial condition or results of operations.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Viomi Technology Co., Ltd.
(Cayman Island)
Codream Ltd.
(Cayman Island)
Codream Co., Ltd.
(British virgin Island)
Viomi HK Technology Co., Limited
(Hong Kong)
Codream HK Co., Limited
(Hong Kong)
Outside PRC
Inside PRC
Yunmi Hulian Technology (Guangdong) Co., Ltd.
Zhumeng Hulian Technology (Guangdong) Co., Ltd.
Contractual Control
Lequan Technology (Beijing) Co., Ltd.
Guangdong Interconnect Electric Appliances Technology Co., Ltd.(2)
Guangdong Lizi Technology Co., Ltd.
Contractual Control
Beijing Yunmi Technology Co., Ltd.(1)

Notes:

(1)	Mr. Chen holds 99% of the equity interests in Beijing Viomi, and Zhuhai Yungui Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership controlled and managed by Mr. Chen, holds the remaining 1%.

(2)	Foshan Viomi holds 100% of equity interests in Guangdong Interconnect Electric Appliances Technology Co., Ltd.

PRC laws and regulations restrict and impose conditions on foreign investment in internet and other related businesses in China. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Accordingly, we operate this business in China through our VIEs, and rely on contractual arrangements among our WFOEs, our VIEs and the nominee shareholders of the VIEs to control the business operations of our VIEs. Our VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by our VIEs accounted for 88.9%, 45.0% and 0.1% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Viomi” refers to Viomi Technology Co., Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China. Our VIEs currently include Beijing Yunmi Technology Co., Ltd., or Beijing Viomi, and Guangdong Interconnect Electric Appliances Technology Co., Ltd., or Guangdong Interconnect, and, prior to the completion of the 2024 reorganization transaction, our VIEs include Beijing Viomi and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi. Prior to the completion of the 2024 reorganization transaction, we operate our internet information and e-commerce services business primarily through our former VIE, Foshan Viomi. In the 2024 reorganization transaction, Foshan Viomi agreed to transfer the websites, mobile apps, mini programs operated by it and all the related materials and rights (including but not limited to domain names, databases, codes, software, operational data, materials, documents, information) to Guangdong Interconnect. We have completed the transfer process with Foshan Viomi transfer in November 2025, and after the completion of the transfer, Guangdong Interconnect will replace Foshan Viomi in operating internet information and e-commerce services business. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements have been entered into by and among our WFOEs, our VIEs and their respective shareholders, including (i) shareholder voting proxy agreements and equity pledge agreements, which provide us with effective control over our VIEs in China, (ii) exclusive consultation and service agreements, which allow us to receive economic benefits from our VIEs in China, (iii) exclusive option agreements, which provide us with the option to purchase the equity interests in, and assets of, our VIEs, and (iv) equity pledge agreements, under which the shareholders of our VIEs have pledged 100% equity interests in our VIEs to our WFOEs to secure shareholders’ obligations under the exclusive option agreements, the shareholder voting proxy agreements and the equity pledge agreements. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. After the completion of our 2024 reorganization transaction, we have terminated the contractual arrangements between Yunmi Hulian Technology (Guangdong) Co., Ltd., or the former WFOE, and Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co., Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, Zhumeng Hulian Technology (Guangdong) Co., Ltd., or WFOE II, and Guangdong Interconnect, have entered into a new set of contractual arrangements, as a result of which the Company has controlled Guangdong Interconnect and consolidated its financial results. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.”

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

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our consolidated financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Under PRC laws, Viomi Technology Co., Ltd and its offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, Viomi Technology Co., Ltd did not extend any loans to our VIEs.

Our VIEs may transfer cash to our relevant WFOEs by paying service fees according to the exclusive consultation and service agreements. Our VIEs agree in the respective exclusive consultation and service agreements to pay our WFOEs an annual service fee at an amount that is equal to 100% of their respective annual net income or the amount which is adjusted in accordance with our relevant WFOE’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOEs have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. In 2023, 2024 and 2025, our WFOEs did not collect service fees from our VIEs in China under the exclusive consultation and service agreements.

For asset/cash flows other than the cash flows discussed above transferred through our organization in the years ended December 31, 2023, 2024 and 2025, please refer to “Item 3. Key Information—A. Selected Financial Data—Selected Financial Information Related to the VIEs—Selected Condensed Consolidated Cash Flow Data.”

For the years ended December 31, 2023 and 2024, no dividends or distributions were made to U.S. investors. On July 14, 2025, the board of directors of Viomi Technology Co., Ltd declared a special dividend of US$0.0293 per ordinary share, or US$0.0880 per ADS, to the holders of ordinary shares and holders of ADSs of record as of the close of business on July 31, 2025. On March 25, 2026, the board of directors of Viomi Technology Co., Ltd declared another special dividend of US$0.022 per ordinary share, or US$0.066 per ADS, to the holders of ordinary shares and holders of ADSs of record as of the close of business on April 6, 2026.

For the years ended December 31, 2023, 2024 and 2025, no dividend or distribution was made to Viomi Technology Co., Ltd or its offshore subsidiaries by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. To comply with these laws and regulations, prior to the completion of 2024 reorganization transaction, our PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and our VIEs in China, including, among others, the business licenses, the hygiene permits for products related to hygiene and safety of potable water, the compulsory product certification and the operating permit for e-commerce services and internet information services. After the completion of the 2024 reorganization transaction, Guangdong Interconnect has obtained the operating permit for e-commerce services and the operating permit for internet information services. According to relevant PRC laws and regulations, we are required to renew these permits and certificates and continue to apply for permits and certificates for our new products. We cannot predict whether or for how long we will be able to obtain such permit and certificates. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

A. Selected Financial Data

Selected Financial Information Related to the VIEs

Set forth below are the condensed consolidated schedule showing the financial position as of December 31, 2023, 2024 and 2025, and results of operations and cash flows for the years ended December 31, 2023, 2024 and 2025 for (i) Viomi Technology Co., Ltd, or the Company; (ii) our equity subsidiaries and primary beneficiaries of VIEs (our WFOEs) and their subsidiaries; (iii) the VIEs and their subsidiaries; (iv) eliminating adjustments; and (v) consolidated totals.

On July 19, 2024, in furtherance of its “Focus” strategy for the Home water solution businesses, the Group entered into definitive agreements with Mr. Chen and an entity under his control to divest its businesses and assets related to certain Internet-of-things-enabled (“IoT-enabled”) smart home portfolio products (the “Disposal”). The transfer of the IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) to Mr. Chen was accomplished through the termination of the existing VIE contractual arrangements between Yunmi Hulian Technology (Guangdong) Co., Ltd. (“Yunmi Hulian”) and Foshan Yunmi Electric Appliances Technology Co., Ltd. (“Foshan Viomi”) at closing. This termination resulted in Mr. Chen, the shareholder of Foshan Viomi, obtaining full control over Foshan Viomi and its subsidiaries. As part of a pre-closing reorganization, Zhumeng Hulian Technology (Guangdong) Co., Ltd. (“Zhumeng Hulian”) and Guangdong Interconnect Electric Appliances Technology Co., Ltd. (“Guangdong Interconnect”) entered into a new set of VIE contractual arrangements. Consequently, Zhumeng Hulian is regarded as the primary beneficiary of Guangdong Interconnect and the Group consolidates its operational results, assets, and liabilities into the Group’s consolidated financial statements. The transaction was completed on August 31, 2024.

Prior to the Disposal, Yunmi Hulian and its subsidiaries were classified as “Primary Beneficiaries of VIEs and their Subsidiaries”, while Zhumeng Hulian and its subsidiaries were classified as “Equity Subsidiaries”. Following the completion of the Disposal on August 31, 2024, Yunmi Hulian and its subsidiaries were reclassified as “Equity Subsidiaries”, and Zhumeng Hulian were reclassified as “Primary Beneficiaries of VIEs and their Subsidiaries”. To enhance the comparability of the selected condensed consolidated financial data before and after the Disposal, we combined the condensed consolidated financial data of both “Equity Subsidiaries” and “Primary Beneficiaries of VIEs and their Subsidiaries” as of December 31, 2024 and 2025, and for the years ended December 31, 2023, 2024 and 2025.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2025
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Inter-company revenues(1)	-	11	1,528	(1,539)	-
Related-party and third-party revenues	-	2,428,056	170	-	2,428,226
Total revenues	-	2,428,067	1,698	(1,539)	2,428,226
Cost of revenues	-	(1,811,321)	(1,905)	-	(1,813,226)
Research and development expenses	-	(166,500)	(136)	1,043	(165,593)
Selling and marketing expenses	-	(278,179)	2	496	(277,681)
General and administrative expenses	(4,582)	(81,554)	13	-	(86,123)
Total operating expenses	(4,582)	(526,233)	(121)	1,539	(529,397)
Other income	(310)	43,347	(86)	-	42,951
Equity in (loss)/gain of subsidiaries/VIEs(2)	127,470	(411)	-	(127,059)	-
Income/(Loss) from operations	122,578	133,449	(414)	(127,059)	128,554
Interest income and investment income-net(3)	19,066	7,464	3	-	26,533
Other non-operating income (loss)	-	(500)	-	-	(500)
Income(Loss) before income tax expenses	141,644	140,413	(411)	(127,059)	154,587
Income tax credits	-	(12,658)	-	-	(12,658)
Net income/(loss)	141,644	127,755	(411)	(127,059)	141,929
Less: Net loss attributable to the non-controlling interest shareholders	-	285	-	-	285
Net income/(loss) from attributable to the Company	141,644	127,470	(411)	(127,059)	141,644

	For the Year Ended December 31, 2024
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Inter-company revenues(1)	—	532,323	49,679	(582,002)	—
Related-party and third-party revenues	—	1,215,580	903,402	—	2,118,982
Total revenues	—	1,747,903	953,081	(582,002)	2,118,982
Cost of revenues	—	(1,434,056)	(845,527)	709,307	(1,570,276)
Research and development expenses	—	(99,470)	(44,692)	1,278	(142,884)
Selling and marketing expenses	—	(155,674)	(77,433)	21,934	(211,173)
General and administrative expenses	(5,768)	(56,513)	(11,807)	3,281	(70,807)
Total operating expenses	(5,768)	(311,657)	(133,932)	26,493	(424,864)
Other income	—	21,609	10,883	—	32,492
Equity in gain of subsidiaries/VIEs(2)(4)	78,525	81,687	—	(160,212)	—
Income/(Loss) from operations	72,757	105,486	(15,495)	(6,414)	156,334
Interest (expenses)/income and investment income-net(3)	(7,932)	(20,471)	23,667	10,000	5,264
Income before income tax expenses	64,825	85,015	8,172	3,586	161,598
Income tax credits	—	(16,901)	(12)	—	(16,913)
Net income/(loss) from continuing operations	64,825	68,114	8,160	3,586	144,685
Less: Net loss from continuing operations attributable to the non-controlling interest shareholders	—	343	(22)	—	321
Net income from continuing operations attributable to the Company	64,825	67,771	8,182	3,586	144,364
Net loss from discontinued operations attributable to the Company(4)	(1,411)	9,330	(79,539)	(9,330)	(80,950)
Net income/(loss) from attributable to the Company	63,414	77,101	(71,357)	(5,744)	63,414

	For the Year Ended December 31, 2023
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Inter-company revenues(1)	—	789,785	23,344	(813,129)	—
Related-party and third-party revenues	—	205,664	1,433,072	—	1,638,736
Total revenues	—	995,449	1,456,416	(813,129)	1,638,736
Cost of revenues	—	(785,736)	(1,140,254)	809,270	(1,116,720)
Research and development expenses	—	(59,858)	(89,021)	—	(148,879)
Selling and marketing expenses(1)	—	(111,961)	(182,496)	79,847	(214,610)
General and administrative expenses(1)	(5,072)	(20,628)	(33,746)	2,100	(57,346)
Total operating expenses	(5,072)	(192,447)	(305,263)	81,947	(420,835)
Other income	—	7,370	1,517	—	8,887
Equity in loss of subsidiaries/VIEs(2)	(74,290)	(178,945)	—	253,235	—
Income/(Loss) from operations	(79,362)	(154,309)	12,416	331,323	110,068
Interest (expenses)/income and investment income-net(3)(4)	(7,006)	2,342	21,495	—	16,831
Other non-operating income	3,164	—	—	—	3,164
Income(Loss) before income tax expenses	(83,204)	(151,967)	33,911	331,323	130,063
Income tax credits	—	(8,723)	(4,865)	—	(13,588)
Net income/(loss) from continuing operations	(83,204)	(160,690)	29,046	331,323	116,475
Less: Net loss from continuing operations attributable to the non-controlling interest shareholders	—	—	(293)	—	(293)
Net income/(loss) from continuing operations attributable to the Company	(83,204)	(160,690)	29,339	331,323	116,768
Net income/(loss) from discontinued operations attributable to the Company(4)	(1,470)	—	40,713	(240,685)	(201,442)
Net income/(loss) from attributable to the Company	(84,674)	(160,690)	70,052	90,638	(84,674)

Notes:

(1)	It represents the elimination of inter-company transactions among the VIEs and equity subsidiaries and primary beneficiaries of VIEs and their subsidiaries. In 2023, 2024 and 2025, primary beneficiaries of VIEs and their subsidiaries did not charge any service fee from our VIEs in China under the exclusive consultation and service agreements.

(2)	It represents the elimination of the investment in VIEs and subsidiaries by the Company.

(3)	It represents the elimination of finance costs of loans among the Company, the VIEs and our subsidiaries charged at the consolidation level.

(4)	Certain adjustments were made retrospectively in the selected condensed consolidated financial data for the years ended December 31, 2023 and 2024 to reallocate the transactions pertaining to discontinued operations and reflect the corresponding effects more properly in the consolidating schedule.

Selected Condensed Consolidated Balance Sheets Data

	For the Year Ended December 31, 2025
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	2,918	469,483	334,198	-	806,599
Short-term investments	2,667	79,931	-	-	82,598
Accounts receivable from third parties	-	25,720	-	(1,185)	24,535
Accounts receivable from related parties	-	294,958	-	45,215	340,173
Inventories	-	126,811	68	-	126,879
Amounts due from Group companies(1)	501,851	73,731	173,911	(749,493)	-
Investments in subsidiaries(2)	471,430	-	-	(471,430)	-
Investments in VIEs(2)	-	506,061	-	(506,061)	-
Other assets	660,149	758,191	5,163	(413,339)	1,010,164
Total assets	1,639,015	2,334,886	513,340	(2,096,293)	2,390,948
Liabilities
Accounts and notes payable	863	516,989	26	-	517,878
Accrued expenses and other liabilities	4,608	199,699	5,853	-	210,160
Amounts due to Group companies(1)	106,881	642,518	94	(749,493)	-
Other liabilities	-	130,645	1,305	(1,304)	130,646
Total Liabilities	112,352	1,489,851	7,278	(750,797)	858,684
Total equity attributable to shareholders of the Company	1,526,663	839,435	506,061	(1,345,496)	1,526,663
Non-controlling interests	-	5,601	-	-	5,601
Total shareholders’ equity	1,526,663	845,036	506,061	(1,345,496)	1,532,264
Total liabilities and shareholders’ equity	1,639,015	2,334,887	513,339	(2,096,293)	2,390,948

	For the Year Ended December 31, 2024
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	164,583	854,426	7,179	—	1,026,188
Short-term investments	—	72,500	—	—	72,500
Accounts receivable from third parties	—	24,043	62	—	24,105
Accounts receivable from a related party	—	591,221	—	—	591,221
Inventories	—	112,257	68	—	112,325
Amounts due from Group companies(1)	542,635	—	498,455	(1,041,090)	—
Investments in subsidiaries(2)(4)	696,911	—	—	(696,911)	—
Investments in VIEs(2)	—	506,482	—	(506,482)	—
Other assets	132,063	620,860	6,438	—	759,361
Total assets	1,536,192	2,781,789	512,202	(2,244,483)	2,585,700
Liabilities
Accounts and notes payable	—	767,831	4,320	—	772,151
Accrued expenses and other liabilities	3,254	218,820	1,046	(40,501)	182,619
Amounts due to Group companies(1)	88,497	911,880	168	(1,000,545)	—
Other liabilities	—	180,987	186	—	181,173
Total Liabilities	91,751	2,079,518	5,720	(1,041,046)	1,135,943
Total equity attributable to shareholders of the Company (4)	1,444,441	695,720	506,482	(1,202,202)	1,444,441
Non-controlling interests	—	6,551	—	(1,235)	5,316
Total shareholders’ equity	1,444,441	702,271	506,482	(1,203,437)	1,449,757
Total liabilities and shareholders’ equity	1,536,192	2,781,789	512,202	(2,244,483)	2,585,700

	For the Year Ended December 31, 2023
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	13,343	193,034	28	—	206,405
Short-term investments	—	18,505	—	—	18,505
Accounts receivable from third parties	—	36,836	—	—	36,836
Accounts receivable from a related party	—	4,365	—	—	4,365
Inventories	—	109,223	48,794	(714)	157,303
Amounts due from Group companies(1)	640,828	797,159	—	(1,437,987)	—
Investments in subsidiaries(2)	660,932	—	—	(660,932)	—
Investments in VIEs(2)	—	578,818	—	(578,818)	—
Other assets	122,529	533,737	42,604	—	698,870
Assets held for sale	—	—	2,266,196	(634,092)	1,632,104
Total assets	1,437,632	2,271,677	2,357,622	(3,312,543)	2,754,388
Liabilities
Accounts and notes payable	—	317,454	—	—	317,454
Accrued expenses and other liabilities	3,396	123,504	43,914	—	170,814
Amounts due to Group companies(1)	85,703	984,000	—	(1,069,703)	—
Other liabilities	—	181,784	14,971	—	196,755
Liabilities held for sale	—	—	1,728,171	(1,002,443)	725,728
Total Liabilities	89,099	1,606,742	1,787,056	(2,072,146)	1,410,751
Total equity attributable to shareholders of the Company	1,348,533	660,932	578,818	(1,240,397)	1,347,886
Non-controlling interests	—	4,003	(8,252)	—	(4,249)
Total shareholders’ equity	1,348,533	664,935	570,566	(1,240,397)	1,343,637
Total liabilities and shareholders’ equity	1,437,632	2,271,677	2,357,622	(3,312,543)	2,754,388

Notes:

(1)	It represents the elimination of inter-company balances among the Company, the VIEs and our subsidiaries.

(2)	It represents the elimination of the investment in VIEs and subsidiaries by the Company.

(3)	Certain adjustments were made retrospectively in the selected condensed consolidated financial data for the years ended December 31, 2023 and 2024 to reallocate the transactions pertaining to discontinued operations and reflect the corresponding effects more properly in the consolidating schedule.

Selected Condensed Consolidated Cash Flow Data

	For the Year Ended December 31, 2025
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Sales of goods and services to Group companies(1)	-	11	1,528	(1,539)	-
Purchases of goods and services from Group companies(1)	-	(1,528)	(11)	1,539	-
Other operating activities	111,820	29,002	1,503	12,313	154,638
Net cash provided by continuing operating activities	111,820	27,485	3,020	12,313	154,638
Receipt of advances repayment from Group companies	-	762,936	980,000	(1,742,936)	-
Other investing activities	(122,020)	(110,844)	-	-	(232,864)
Net cash provided by/(used in) investing activities	(122,020)	652,092	980,000	(1,742,936)	(232,864)
Repayment for advances from Group companies	(106,936)	(980,000)	(656,000)	1,742,936	-
Other financing activities	(41,615)	(63,905)	-	-	(105,520)
Net cash used in financing activities	(148,551)	(1,043,905)	(656,000)	1,742,936	(105,520)
Effect of exchanges rates on cash and cash equivalents	(2,914)	2,523	-	(12,313)	(12,704)
Net increase in cash and cash equivalents	(161,665)	(361,805)	327,020	-	(196,450)
Cash and cash equivalents and restricted cash at beginning of year	164,583	995,718	7,179	-	1,167,480
Cash and cash equivalents and restricted cash at end of year	2,918	633,913	334,199	-	971,030

	For the Year Ended December 31, 2024
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Sales of goods and services to Group companies(1)	—	588,081	102,924	(691,005)	—
Purchases of goods and services from Group companies(1)	—	(102,924)	(588,081)	691,005	—
Other operating activities	274,797	185,005	121,193	—	580,995
Net cash provided by/(used in) continuing operating activities	274,797	670,162	(363,964)	—	580,995
Net cash provided by discontinued operating activities	—	—	135,033	—	135,033
Net cash (used in)/provided by operating activities	274,797	670,162	(228,931)	—	716,028
Loans to Group companies	(56,973)	—	—	56,973	—
Repayment of loans from Group companies	288,794	164,043	—	(452,837)	—
Receipt of advances repayment from Group companies	—	464,180	556,535	(1,020,715)	—
Other investing activities	(290,757)	(11,055)	—	—	(301,812)
Net cash provided by/(used in) continuing investing activities	(58,936)	617,167	556,535	(1,416,579)	(301,812)
Net cash provided by discontinued investing activities	—	—	136,918	—	136,918
Net cash provided by/(used in) investing activities	(58,936)	617,167	693,453	(1,416,579)	(164,894)
Repayment for advances from Group companies	(78,617)	(556,536)	(385,563)	1,020,716	—
Repayment for loans from Group companies	—	—	(452,836)	452,836	—
Borrowings under loans from Group companies	—	56,973	—	(56,973)	—
Other financing activities	(4,173)	(485)	—	—	(4,658)
Net cash used in continuing financing activities	(82,790)	(500,048)	(838,399)	1,416,579	(4,658)
Net cash used in discontinued financing activities	—	—	(30,000)	—	(30,000)
Net cash used in financing activities	(82,790)	(500,048)	(868,399)	1,416,579	(34,658)
Effect of exchanges rates on cash and cash equivalents	18,169	(3,520)	—	—	14,649
Net increase in cash and cash equivalents	151,240	783,762	(403,877)	—	531,125
Cash and cash equivalents and restricted cash at beginning of year	13,343	211,956	411,056	—	636,355
Cash and cash equivalents and restricted cash at end of year	164,583	995,718	7,179	—	1,167,480

	For the Year Ended December 31, 2023
	The Company	Equity Subsidiaries and Primary Beneficiaries of VIEs and their Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Sales of goods and services to Group companies(1)	—	692,027	—	(692,027)	—
Purchases of goods and services from Group companies(1)	—	(94,673)	—	94,673	—
Other operating activities	(93,378)	(642,085)	776,782	—	41,319
Net cash provided by/(used in) continuing operating activities	(93,378)	(44,731)	776,782	(597,354)	41,319
Net cash used in discontinued operating activities	—	—	(741,901)	597,354	(144,547)
Net cash (used in)/provided by operating activities	(93,378)	(44,731)	34,881	—	(103,228)
Repayment of loans from Group companies	35,845	—	—	(35,845)	—
Receipt of advances repayment from Group companies	—	44,574	—	(44,574)	—
Other investing activities	(14,600)	(102,291)	(174,058)	—	(290,949)
Net cash provided by/(used in) continuing investing activities	21,245	(57,717)	(174,058)	(80,419)	(290,949)
Net cash provided by discontinued investing activities	—	—	108,889	(16,866)	92,023
Net cash provided by/(used in) investing activities	21,245	(57,717)	(65,169)	(97,285)	(198,926)
Repayment for advances from Group companies	—	—	(44,574)	44,574	—
Repayment for loans from Group companies	—	(35,845)	—	35,845	—
Borrowings under loans from Group companies	—	(16,866)	—	16,866	—
Other financing activities	(6,421)	22,078	—	—	15,657
Net cash provided by/(used in) continuing financing activities	(6,421)	(30,633)	(44,574)	97,285	15,657
Net cash provided by discontinued financing activities	—	—	100,000	—	100,000
Net cash (used in)/provided by financing activities	(6,421)	(30,633)	55,426	97,285	115,657
Effect of exchanges rates on cash and cash equivalents	1,122	7,639	882	—	9,643
Net increase in cash and cash equivalents	(77,432)	(125,442)	26,020	—	(176,854)
Cash and cash equivalents and restricted cash at beginning of year	90,775	337,398	385,036	—	813,209
Cash and cash equivalents and restricted cash at end of year	13,343	211,956	411,056	—	636,355

Note:

(1)	Cash flows within our group in operating activities

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Cash paid by VIEs to equity subsidiaries and primary beneficiaries of VIEs and their subsidiaries for purchasing of goods and service	—	588,081	11
Cash received by VIEs from equity subsidiaries and primary beneficiaries of VIEs and their subsidiaries for rendering of goods and service	—	102,924	1,528

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves risks. Below is a summary of material risks we may face, organized under relevant headings. These risks are discussed more fully below in this Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but not limited to, the following:

●	Xiaomi is our strategic partner and our most important customer. A significant portion of our revenue derive from sales to Xiaomi. Changes in our relationship with Xiaomi could have a material adverse effect on our operating results;

●	We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability;

●	We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance;

●	Our future success depends on our ability to promote our brand and protect our reputation. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth;

●	We may engage in acquisition and investment activities, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our operating results.

●	If we fail to successfully develop and commercialize new products, services and technologies that are well received by consumers in a timely manner, our operating results may be materially and adversely affected;

●	Our expansion into new product categories and scenarios and substantial increases in product lines may expose us to new challenges and more risks;

●	We operate in the emerging and evolving home water solutions market in China, which may develop more slowly or differently than we expect. If the home water solutions market does not grow as we expect, or if we cannot expand our products and services to meet consumer demands, our results of operations may be materially and adversely affected;

●	If our user engagement ceases to grow or declines, our business and operating results may be materially and adversely affected;

●	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches and our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement or otherwise harm our business;

●	We are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and components, any of which could disrupt our supply chain and have a material adverse impact on our results of operations;

●	We rely on certain contract manufacturers to produce some of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected;

●	Our business may be adversely impacted by product defects or other quality issues;

●	We rely on a limited number of third-party e-commerce platforms to sell our products online. If our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected; and

●	We face risks associated with our network partners and their personnel for our network of Viomi offline stores.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value;

●	We rely on contractual arrangements with our VIEs and their respective shareholders for substantially all of our business operation, which may not be as effective as direct ownership in providing operational control; and

●	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our consolidated financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections;

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	Failure to respond to changes in the regulatory environment in China could adversely affect us; and

●	The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

Xiaomi is our strategic partner and our most important customer. A significant portion of our revenue derive from sales to Xiaomi. Specifically, we recorded RMB1,292.9 million, RMB1,752.2 million and RMB2,174.9 million (US$311.0 million) in net revenues from sales to Xiaomi in the years ended December 31, 2023, 2024 and 2025, respectively, which represented 78.9%, 82.7% and 89.6% of our total net revenues during such periods, respectively. In addition, many of our Viomi-branded products are also sold through Xiaomi’s e-commerce platform, www.xiaomiyoupin.com, or Youpin, one of our online sales channels.

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

We utilize a number of marketing initiatives to promote our brand. We also actively participate in a variety of online and offline marketing events, such as the “618,” “Double Eleven” and “Double Twelve” shopping festivals. Additionally, we advertise across various channels, such as event sponsor, live streaming, KOL promotions and social media. We believe our strategy to enhance our brand recognition is crucial to our future success. We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Our selling and marketing expenses were and RMB277.7 million (US$39.7 million) for the year ended December 31, 2025, representing 11.4% of our net revenues. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high-quality products and services, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

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

Currently, we rely on third-party e-commerce platforms such as JD.com, Pinduoduo, Tmall and Amazon, among others, for online sales and order fulfillment of our products and derive a material portion of our online sales revenue therefrom. If our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or we fail to incentivize such platforms to drive traffic to our online stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any internal operation or corporate restructuring and adjustments, negative publicities and operating conditions about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less user traffics to our flagship stores, which may negatively impact our business and results of operations.

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

The home water solutions market, together with the broader consumer products and home appliances market, is known for its fast-paced technological advancements, frequent launches of new products and changing industry standards, including the rollout of AI technologies and related ecosystems. We have implemented an “AI for Better water” mission and further strengthened AI application and technology innovation, and have launched a number of innovative and exciting products to strengthen our extensive product portfolio, such as the Kunlun AI water purifiers. Although we are acting proactively to keep pace with the trends of AI as well as other technological developments in the industry, product development often requires significant lead-time and upfront investment. Our ability to attract new consumers and increase revenues from existing consumers will depend significantly on our ability to accurately anticipate changes in industry standards and to continue to appropriately fund development efforts to enhance our existing products and services or introduce new products and services in a timely manner to keep pace with technological developments. For example, intelligent display is important feature of our products, and the technologies supporting this have been rapidly developing. If any of our competitors implement new technologies before us, those competitors may be able to provide products that are more effective or with more user-friendly features than ours, possibly at lower prices, which could adversely impact our sales and impact our market share. In addition, any delay or failure in our introduction of new or enhanced products and services could harm our business, results of operations and financial condition.

We cannot guarantee that we will be able to successfully manage product manufacturing in-house or implement our strategic value chain investments effectively.

In 2018, we established Guangdong Lizi Technology Co., Ltd., or Guangdong Lizi, focusing on the research, design, production and supply of smart water purifiers, water purifier filters. In 2020, we acquired land use rights to a parcel of land of approximately 36,000 square meters in Shunde, Guangdong Province, for the development of Viomi Technology Park, a comprehensive high-tech industrial campus. The construction was completed in the second half of 2023 and Guangdong Lizi subsequently relocated its original production lines to the facility, integrating them into the “Water Purifier Gigafactory.” Currently, the campus performs as one of our multi-functional headquarters, including an exhibition center, research and development center, smart manufacturing center mainly the Water Purifier Gigafactory, and centralized hub for sales and customer service functions. Going forward, the Water Purifier Gigafactory is prioritize the upgrading of water purification industrial chain capabilities. Accordingly, we face risks inherent to maintaining product development and manufacturing facilities or associated with expansion of production capacity and such other risks common in the product development and manufacturing industry. If we are unable to effectively manage the risks we face and produce high-quality products cost-efficiently to meet the market demand and implement effective cost and expense control, our business, financial condition and results of operations may be materially and negatively affected and we may not be able to recoup the investments we have made.

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

Our key sales channels consist of a network of online e-commerce platforms, Viomi offline stores, third-party offline channels and overseas distribution channels, through which we predominantly sell Viomi-branded products, as well as Xiaomi, to which we predominantly sell Xiaomi-branded products. Historically, Xiaomi has been our largest and most important customer. A significant portion of our revenue derive from sales to Xiaomi. Specifically, sales to Xiaomi accounted for 78.9%, 82.7% and 89.6% of our net revenues in 2023, 2024 and 2025, respectively.

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

We rely on cloud servers maintained by Huawei, Tencent, Alibaba, Xiaomi, Amazon, Google and Volcengine to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

The Chinese economy had experienced labor cost increases in the wave of inflation in previous years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were a decrease of 0.3%, an increase of 0.1% and an increase of 0.8%, respectively. Given that majority of our contract manufacturers are currently located in China, rising labor costs in China will increase our personnel expenses. If we are unable to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected. There can be no assurance that we will not be negatively affected in the future by the reoccurrence of inflation in China. As we procure most of our raw materials from China, the potential reoccurrence of inflation may adversely affects our costs of raw materials. We may not be able to pass on rising costs as a result of higher labor costs and increasing raw material prices to end consumers in the form of higher retail sale prices.

Certain of our directors may have conflicts of interest

After the completion of the 2024 reorganization transaction, Mr. Xiaoping Chen, our founder, chairman of our board of directors, and chief executive officer, also controls and operates the divested IoT@Home business. Although the divested IoT@Home business does not compete with us directly, operating such business may divert a significant amount of Mr. Xiaoping Chen’s attention, which could have an adverse impact on our results of operations.

In connection with the audit of our consolidated financial statements included in this annual report, we identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audit of our consolidated financial statements included in this annual report, we identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have taken measures and plan to continue to take measures to remediate the material weaknesses. See “Item 15. Controls and Procedures—Changes in Internal Control.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. Based on its evaluation, our management concludes that our internal control over financial reporting as of December 31, 2025 was not effective. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” For future fiscal years, our management may conclude that our internal control over financial reporting was not effective either. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our shareholders and board of directors have adopted two share incentive plans. Pursuant to these two plans, a total of 46,913,947 ordinary shares underlying all awards may be issued. As of December 31, 2025, there were 25,036,905 ordinary shares issuable upon exercise of outstanding share options under these two plans at a weighted average price of US$ 0.46 per share. Competition for highly skilled personnel is often intense, and we may incur significant costs or be not successful in attracting, integrating, or retaining qualified personnel to fulfil our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these share incentive plans will have dilutive effect on your shareholding in our company.

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

Our business could be adversely affected by health epidemics, natural disasters or other acts of god. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, military conflicts, riots, terrorist attacks or similar events that negatively impact the Chinese economy could also severely and adversely affect our business and operating performance. In light of ongoing inflationary pressure in many countries, the Federal Reserve and other central banks outside of China have raised interest rates, and a series of banks underwent failures in 2023. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China, we operate these businesses in China through our VIEs and their subsidiaries, in which we have no ownership interest. According to the Special Administrative Measures (Negative List) for Foreign Investment Access, our provision of internet information services falls within the restricted category and the equity ratio of foreign investment in the enterprises operating the business under the restricted category is subject to the cap of 50%. In addition, although our provision of e-commerce services falls within the permitted category, foreign investments in this business are still restricted by other requirements under related regulations in China. Our WFOEs have each entered into a series of contractual arrangements with one of our VIEs, and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. Our VIEs currently include Beijing Yunmi Technology Co., Ltd., or Beijing Viomi, and Guangdong Interconnect Electric Appliances Technology Co., Ltd., or Guangdong Interconnect, and, prior to the completion of the 2024 reorganization transaction, our VIEs include Beijing Viomi and Foshan Yunmi Electric Appliances Technology Co., Ltd., or Foshan Viomi. Prior to the completion of the 2024 reorganization transaction, we operate our internet information and e-commerce services business primarily through our former VIE, Foshan Viomi. In the 2024 reorganization transaction, Foshan Viomi agreed to transfer the websites, mobile apps, mini programs operated by it and all the relates materials and rights (including but not limited to domain names, databases, codes, software, operational data, materials, documents, information) to Guangdong Interconnect. We have completed the transfer process with Foshan Viomi transfer in November 2025, and after the completion of the transfer, Guangdong Interconnect will replace Foshan Viomi in operating internet information and e-commerce services business. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and their subsidiaries and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 88.9%, 45.0% and 0.1% of our revenues in 2023, 2024 and 2025, respectively.

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

Shareholders of our VIEs may have potential conflicts of interest with us. For instance, Mr. Xiaoping Chen, our founder, chairman of our board of directors, and chief executive officer, together with Zhuhai Yungui Enterprise Management Consulting Partnership (Limited Partnership), or Zhuhai Yungui, a limited partnership controlled and managed by Mr. Chen, holds the equity interests in Beijing Viomi, one of our VIEs. Currently, Foshan Viomi, 99.78% equity interests of which is held by Mr. Chen and the remaining 0.22% equity interests of which is held by Zhuhai Yungui, holds 100% of equity interests in the other VIE, Guangdong Interconnect. Conflicts of interest may arise between their roles in our company and their positions as nominal shareholders of our VIEs. These shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all or part of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. Two nominee shareholders of our VIEs, namely Mr. Xiaoping Chen and Zhuhai Yungui, hold the equity interests in our VIEs. We rely on them to abide by the laws of the Cayman Islands, which provide that directors owe fiduciary duties to the company that require them to act in good faith and in what they believe to be the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of our contractual arrangements with our VIEs and their shareholders. For example, in the event that any of the shareholders of our VIEs divorces his or her spouse, the spouse may claim that the equity interests of our VIEs held by such shareholder are part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interests may be obtained by the shareholder’s spouse or any third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our effective control over the VIEs. Similarly, if any of the equity interests of our VIEs is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, the spouse of Mr. Chen has executed spousal consent letters, under which she agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under these contractual arrangements, including claiming community property ownership of the equity interests, and renounces any and all rights and interests related to such equity interests that she may be entitled to under applicable laws. We cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our consolidated financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our consolidated financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our consolidated financial statements.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our consolidated financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Prior to the completion of the 2024 reorganization transaction, our former VIE, Foshan Viomi, holds an operating permit for e-commerce services and an operating permit for internet information services. After the completion of the 2024 reorganization transaction, Guangdong Interconnect has obtained an operating permit for e-commerce services and an operating permit for internet information services. In addition, the licenses, permits or registrations we may hold in the future are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under the PRC laws and regulations, our VIEs as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

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

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior managements reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, substantial of whom currently reside outside of the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands would (a) recognize or enforce judgments of the United States courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (b) entertain original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying disputes, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, (5) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (6) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the final rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “covered foreign person.” The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing final rule will remain in effect. The content of the implementation regulations remain uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

The PRC government has provided various tax incentives to our certain subsidiary. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Guangdong Lizi has obtained High and New Technology Enterprise status since December 1, 2020, and is thus eligible to enjoy a preferential tax rate of 15% for the periods presented and within the validity period of its High and New Technology Enterprise status, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or VIEs in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or VIEs in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to employee benefits and bonus funds. These reserve funds and employee benefits and bonus funds are not distributable as cash dividends.

SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Policy for Foreign Exchange Control of Capital Accounts, or Circular 2, on January 10, 2014, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. Circular 2 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. In addition, the People’s Bank of China and SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The ownership certificate or other similar proof of one of our leased properties has not been provided to us by the lessor. Therefore, we cannot assure you that such lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties decline to ratify the lease agreements between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the lease agreement against the owner. As of December 31, 2025, we are not aware of any claim or challenge brought by any third parties concerning our use of leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate claims against the lessors under relevant lease agreements for losses resulting from indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

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

The Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, which was issued by the SAFE and was most recently amended on March 23, 2023, allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, which was promulgated by the SAFE and was most recently amended on December 4, 2023, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China, subject to certain conditions. Pursuant to the Circular of the State Administration of Foreign Exchange on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, which was promulgated on September 12, 2025 by the SAFE and came into effect on September 12, 2025, foreign-invested enterprises (including non-investment foreign-invested enterprises) are explicitly permitted to use their foreign exchange registered capital and the RMB converted therefrom for domestic reinvestment, without the need to complete the registration of basic information on receiving domestic reinvestment by the invested enterprise or the equity transferor, on the premise that such reinvestment does not violate the special administrative measures for foreign investment access and the domestic invested projects are true and compliant.

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

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with and report relevant information to the CSRC. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A rules and overseas listings” for details. In the event that a PRC domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, this domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controlling beneficial owners, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The CSRC also held a press conference and clarified that even though PRC domestic companies already listed overseas on or prior to March 31, 2023, the effective date of the Trial Measures for Overseas Listing, shall be deemed as existing issuers and are not required to complete the filling procedures immediately, they shall still be required to file with the CSRC when subsequent matters such as refinancing are involved. Therefore, we are deemed as existing issuers according to the measures, and are required to file with the CSRC for our refinancing activities as required by the measures.

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

As a result of the dual-class share structure and the concentration of ownership, Mr. Xiaoping Chen, certain of our employees and Xiaomi beneficially own all of our issued Class B ordinary shares, and they have considerable influence (and in certain situations, complete control) over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Due to the disproportionate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares and our founder, Mr. Xiaoping Chen, beneficially own 91.2% and 61.2%, respectively, of the aggregate voting power of our company as of February 28, 2026. Assuming that the Class B shareholders hold Class B ordinary shares only, the Class B shareholders only need to keep 9.1% of the outstanding shares to continue to control the outcome of matters submitted to shareholders for approval through ordinary resolutions. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially almost all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, such judgments against our assets or the assets of our directors and officers are further subject to recognition and enforcement proceedings under the laws of the Cayman Islands and the laws of China.

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

We likely are a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining our PFIC status, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly, or constructively, at least 25% (by value) of its stock. Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, the risk that we are a PFIC would likely increase for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our income and assets and the market value of our ADSs, we believe that we likely are a PFIC for the taxable year ended December 31, 2025.

Because PFIC status is a factual determination made annually that will depend, in part, on the composition and nature of our income and assets, it is not possible to determine our PFIC status for the current taxable year or future taxable years until after the close of the taxable year. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). As a result, our PFIC status for the current taxable year and future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be a PFIC for the current taxable year and future taxable years. In addition, our PFIC status will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk may substantially increase. Because there are uncertainties in the application of these rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to be a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. It is also possible that any subsidiary that we own may also be classified as a PFIC for such taxable years. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be a PFIC in a subsequent taxable year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In October 2020, we established Zhumeng Hulian Technology (Guangdong) Co., Ltd. as a wholly-owned subsidiary of Codream HK Co., Limited, one of our subsidiaries. In November 2020, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian Technology (Guangdong) Co., Ltd. Meanwhile, Guangdong Lizi expanded its production of smart water purification system, and expanded its business scope to include research, design, production and supply of smart sweeper robots, as well as supply of some small appliances.

In August 2024, to implement our “Focus” strategy for home water solutions, we divested our businesses and assets involving certain IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) for a total consideration of RMB65 million in cash. Embracing the mission of “AI for Better water,” we strive to utilize AI technology to provide better drinking water solutions for households. As an industry-leading technology company in home water solutions in China, we have developed a distinctive “Equipment + Consumables” business model. To achieve this, we effect the 2024 reorganization transition by termination the contractual arrangements between Yunmi Hulian and Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co., Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, Zhumeng Hulian and Guangdong Interconnect have enter into a new set of contractual arrangements, as a result of which the Company has controlled Guangdong Interconnect and consolidated its financial results.

We carry out our business though our subsidiaries and VIEs. We have two WFOEs in China, namely Lequan Technology (Beijing) Co., Ltd., or our WFOE I, and Zhumeng Hulian Technology (Guangdong) Co., Ltd., or our WFOE II, to direct the activities of our VIEs and their subsidiaries. Our WFOE I has a series of contractual arrangements with Beijing Viomi and its shareholders. Our WFOE II has a series of contractual arrangements with Guangdong Interconnect and its shareholders. Prior to the completion of the 2024 reorganization transaction, our WFOEs include WFOE I and Yunmi Hulian Technology (Guangdong) Co., Ltd., or the former WFOE. and our VIEs include Beijing Viomi and Foshan Viomi. See “—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders” below. Revenues contributed by our VIEs accounted for 88.9%, 45.0% and 0.1% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Our business comprises of two main parts, our Viomi business, which includes our Viomi-branded products, and Non-Viomi business, which involves our strategic partnership with Xiaomi. Sales through our own and third-party channels, which constitute the vast majority of our Viomi-branded products business, accounted for 21.1%, 17.3% and 10.4% of our net revenues in 2023, 2024 and 2025, respectively. Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us with access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 78.9%, 82.7% and 89.6% of our net revenues in 2023, 2024 and 2025, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

As an industry-leading technology company for home water solutions, Viomi has consistently driven technological breakthroughs over the past decade. These innovations include:

●	Tankless large-flux water purifier: provides fresh drinking water 24/7, with a water flux up to 2000G, expanding the usage scenario of water purification from drinking to cooking, washing vegetables, and more.

●	Advancements in ERO electrodialysis and mineralization filter technologies: Allow Viomi to offer a range of water solutions, from pure water to natural mineral water, promoting a new trend of healthy living.

●	Integrated functions: Viomi has evolved from single-function filtration to integrated functions such as instant heating, cooling, and ice-making, meeting diverse global drinking needs.

We offer a wide range of products covering various home scenarios, from kitchen to living room and whole-house, comprehensively addressing the increasing global demand for cleaner, fresher and healthier drinking water. With our unwavering commitment to bring smarter products and solutions to consumers, we ranked the 439th in the 21st edition of “2024 China’s Top 500 Brands” list released by World Brand Lab on June 19, 2024, with a brand value of approximately RMB15.3 billion.

In May 2025, we launched Kunlun 4 Pro Alkaline Mineral Water purifier, this next-generation water purifier harnesses AI technology to replicate the natural mineral water formation process, aiming to elevate household drinking water from the era of “pure water” to the new era of “pure mineral water,” and offering a solution for families seeking mineral-rich drinking water at home. In September 2025, we launched Master 1 mineral water purifier on Amazon. This product is equipped with 9-stage precision filtration and an AI-powered interactive faucet, further enriching our product portfolio. In October 2025, we launched the Inno mineral water dispenser in Malaysia, tailored for the local market and featuring both mineralization and cooling functions. In December 2025, we unveiled “Leader” whole-house series for domestic offline channels.

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

The table below sets forth the revenue contribution of our key business lines after the product recategorization:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Home water systems	1,077,858	65.8	1,498,368	70.7	1,686,566	241,176	69.5
Consumables	324,738	19.8	277,704	13.1	235,388	33,660	9.7
Kitchen appliances and others(1)	236,140	14.4	342,910	16.2	506,272	72,396	20.8
Total	1,638,736	100.0	2,118,982	100.0	2,428,226	347,232	100.0

Note:

(1)	Including range hoods, gas stoves and other small appliances, as well as product installation services and rental services. For more details, see Note 15 to our consolidated financial statements at the end of this annual report.

Home water systems

The core of our home water system products are our Viomi-branded and Xiaomi-branded smart water purifiers, which are complemented by our easy-to-install replaceable water filter consumable products. In general, our smart water purifiers feature precision sensors that enable real-time monitoring of the water purification process, facilitating data analysis and automatic adjustments with AI technology, innovative water purification technologies such as high-flow reverse osmosis membrane, and mobile application connectivity that allows users to monitor the status of the water purifier and receive reminders to replace filters. We continuously innovate and have introduced a series of new products. In the domestic market, we launched the Kunlun Mineral Series under-sink water purifier, which adopts a “purification-first, mineralization-second” approach, and advocates a healthy drinking water lifestyle. In May 2025, we launched the Kunlun 4 Pro Alkaline Mineral Water purifier. This next-generation water purifier harnesses AI technology to replicate the natural mineral water formation process, aiming to elevate household drinking water from the era of “pure water” to the new era of “pure mineral water,” and offering a solution for families seeking mineral-rich drinking water at home. In overseas markets, we are rolling out a more diverse range of products, taking into account the drinking water habits of different countries as well as channel-specific attributes. In September 2025, we launched the Master 1 mineral water purifier on Amazon. This product is equipped with a nine-stage precision filtration and an AI-powered interactive faucet, further enriching our product portfolio. In October 2025, we launched the Inno mineral water dispenser in Malaysia, tailored for the local market and featuring both mineralization and cooling functions.

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

Third-party offline channels

To further diversify and strengthen our overall channel penetration and presence, we have established cooperation with O2O outlets of major e-commerce retailers such as JD nationwide. In Malaysia, we have established cooperation with offline distributors, securing shelf placement for our products in their retail outlets. In October 2025, we held a launch event for the new Inno product and invited our local brand ambassador, the renowned singer Shila Amzah, to attend the event for this innovative product integrating healthy hydration and smart technology.

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

Research and Development

We are committed to developing new and innovative products and services through research and development. As a long-term strategy, we are committed to provide industry-leading water solutions. Recently, we moved Guangdong Lizi’s smart water purification system facility to the Viomi Technology Park, to seamlessly integrate both upstream and downstream segments of water purification product manufacturing. As of December 31, 2025, our total research and development staff consisted of approximately 271 employees across multiple R&D centers and product groups teams, representing 37.4% of our total number of employees. Many of our team members are global and cross-industry experts in technical product hardware development, software and AI, including experts with previous experience working at Microsoft, LG, Samsung, AO Smith, Ecowater Systems and Coway. We incurred RMB148.9 million, RMB142.9 million and RMB165.6 million (US$23.7 million) in research and development expenses in 2023, 2024 and 2025, respectively.

Our R&D achievements have also been recognized by industry and professional institutions. In April 2022, we took the silver at the 8th Guangdong Patent Awards with one of our water purifiers and its integrated waterway module technology. Further, the Viomi brand was added to the key trademark protection list in Guangdong province. We were officially listed as Guangdong PhD Work Station by the government and have obtained the selection qualification to establish the Guangdong Postdoctoral Work Station. In July 2023, through its outstanding R&D efforts and innovative capabilities in the water purification industry, Guangdong Lizi Technology Co., Ltd., one of our subsidiaries, was honored with a national-level specialized and innovative “Little Giant” enterprise, which is one of the highest-level and most authoritative evaluation ratings for domestic enterprises in China. In December 2023, we ranked the second in the Technology Progress Awards by the Guangdong Artificial Intelligence Industry Association.

As of December 31, 2025, our global patent applications had surpassed 1,950, spanning 14 countries and regions. We have built highly competitive technological capabilities in areas such as AI-driven water quality algorithms, precision mineral control and intelligent self-cleaning, laying a solid foundation for the continued expansion of our global business.

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

We consider the protection of the personal privacy of each of our users to be of paramount importance. We collect only anonymous data and only with users’ consent, and all sensitive data is encrypted. We use such data only for the improvement of our products and services. Furthermore, our employees’ access to our internal information management system is limited to verified IP address and we restrict the scope of such access based on the duty of the employee. Our data is stored securely in Tencent, Alibaba, Xiaomi, Amazon, Volcengine and Google Cloud services.

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

As of December 31, 2025, we had 2,292 patents registered with the State Intellectual Property Office of China.

Globally, as of December 31, 2025, we had one pending patent application in the United States.

As of December 31, 2025, we had registered 63 trademarks in China.

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

Our cooperation with and sales to Xiaomi extends to a diversified range of products, which, as of the end of 2025, included Xiaomi-branded water purification systems, water purifier filters, range-hoods and gas stoves, water heaters as well as other small products such as kettles, small kitchen products and water quality meters.

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

Branding and advertisements

We leverage social-media, including live-streaming platforms to engage with users of our products, whereby we enhance user-experience while promoting our brand. For example, we have invited key opinion leaders, or KOLs, celebrities, and even our management and employees to be live-streaming hosts. Considering the target market of our brand and products, support from KOLs through social-media and live-streaming has been quite an effective marketing initiative, not only as a promotional tool, but also to increase customer and user stickiness and engagement. In 2025, we engaged renowned actress Huang Shengyi to serve as our brand ambassador in China and singer Shila Amzah in Malaysia. We also partnered with Olympic champion Tian Liang as a brand friend and invited artist Ye Yiqian to serve as our product experience officer, continuing to strengthen our “Technology + Health” brand image.

Events marketing

We organize and participate in various official online and offline events to promote our brand and the idea of a healthy lifestyle. We actively participate in shopping festivals across e-commerce platforms such as “618”, “Double Eleven” and “Double Twelve,” which are highly popular among Chinese consumers. In March 2024, we hosted the Viomi Spring Water Purifier New Product Launch Event and unveiled the Viomi Kunlun Mineral AI Water Purifier. In May 2025, we unveiled Kunlun 4 Pro Alkaline Mineral Water purifier at a special offline product event. In October 2025, we hosted an offline product launch event for Inno mineral water dispenser in Malaysia.

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

We acquired land use right to a parcel of land of approximately 36,000 square meters from the local government in Shunde, Guangdong Province in June 2020, for the development of Viomi Technology Park, a comprehensive high-tech industrial campus. We have completed the construction of the building in the second half of 2023 and relocated our in-house facility, Guangdong Lizi, the Water Purifier Gigafactory, of the group into the park. The Viomi Technology Park currently serves as one of our multi-functional headquarters, including a product experience center, a research and development center, a Water Purifier Gigafactory, and a centralized hub for sales and customer service functions. Going forward, the Water Purifier Gigafactory is expected to focus on and accommodate additional facilities for our home water system products, especially water purification products, serving as a focal point of our expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities. We are committed to strengthening our supply chain resources to provide the necessary foundation for supporting our manufacturing and R&D capabilities.

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

We cooperate with Xiaomi, Alibaba, Tencent, Amazon, Volcengine and Google Cloud services for services such as computing services, storage, server, bandwidth and video call. We have a working data redundancy model with comprehensive backups of both cloud services. This redundancy supports the reliability of our network and the stable operation of our business.

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

The Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and last amended in December 2024, set out guidelines on the provision of internet information services. These measures classified internet information services into commercial internet information services and non-commercial internet information services, and a commercial operator of internet information services or transaction processing services must obtain a corresponding operating permit for value-added telecommunications services (VATS License) from the appropriate telecommunications administration authorities. The Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by the Ministry of Industry and Information Technology in July 2017 and became effective on September 1, 2017, provide that a commercial operator of value-added telecommunications services must first obtain a VATS License from the Ministry of Industry and Information Technology or its provincial level counterparts. The VATS License is classified as the Cross-regional Value-added Telecommunications Operating License and the Value-added Telecommunications Operating License within a province, autonomous region and municipality directly under the central government. In addition, in the first quarter of every year while the operator is holding the license, it must report information such as business performance of the telecommunications business in the previous year, the actual progress in network buildup, business development, turnover of staff, institutional restructuring and service quality to the issuing authorities.

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

To comply with these regulations, we have adopted a “VIE” structure. Prior to the completion of the 2024 reorganization transaction, our former VIE, Foshan Viomi, holds an operating permit for e-commerce services and an operating permit for internet information services, which allow Foshan Viomi to provide e-commerce services and internet information services. In the 2024 reorganization transaction, Foshan Viomi agreed to transfer the websites, mobile apps, mini programs operated by it and all the relates materials and rights (including but not limited to domain names, databases, codes, software, operational data, materials, documents, information) to Guangdong Interconnect. We have completed the transfer process with Foshan Viomi transfer in November 2025. Guangdong Interconnect has obtained an operating permit for e-commerce services and an operating permit for internet information services. After the completion of the transfer and obtaining all the operating permits, Guangdong Interconnect will replace Foshan Viomi in operating internet information and e-commerce services business.

Regulations on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue Industries for Encouraging Foreign Investment and the Catalogue of special management measures, or the Negative List, both of which were promulgated and are amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The latest version of the Catalogue Industries for Encouraging Foreign Investment, which was amended and issued on December 15, 2025 and became effective on February 1, 2026, indicates the encouraged industries for foreign investments. The latest version of the Negative List, which was amended and issued on September 6, 2024 and became effective on November 1, 2024, divides the industries listed therein into two categories: restricted industries and prohibited industries. Any industry not listed in any of the latest version of the Catalogue Industries for Encouraging Foreign Investment or the latest version of the Negative List is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

As of December 31, 2025, we had 2,292 patents granted and 548 patents applications pending in China, two patents granted and one patent pending outside China.

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

As of December 31, 2025, we had registered 63 trademarks in China.

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

As of December 31, 2025, we had registered 29 pieces of software copyright in China.

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

As of December 31, 2025, we had registered 17 domain names.

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

According to the Classification Catalogue for Products Related to Drinking Water, promulgated by the National Administration of Disease Prevention and Control on December 31, 2025, entities or individuals shall obtain a hygiene license from the disease prevention and control authorities before producing or importing only those products related to drinking water hygiene and safety that are listed in this Catalogue. Products not listed in this Catalogue are not required to obtain the hygiene administrative license, but shall undergo hygiene safety evaluation in accordance with relevant regulations.

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

Regulations on mobile internet

Pursuant to the Provisions on the Administration of Mobile Internet Applications Information Services promulgated by the CAC in June 2016 and last amended on June 14, 2022, application providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out the duties including to authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, fulfill the data security protection obligations and regulate personal information processing activities. Application distribution platform shall, within 30 days of the business going online and starting operations, conduct filing procedures with the local cybersecurity and information department. Furthermore, application providers and registered users shall sign service agreements to determinate both sides’ rights and obligations.

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

Prior to the completion of the 2024 reorganization transaction and as of the date hereof, Foshan Viomi, as the operator of Viomi mobile app, is subject to the above laws and regulations as an application information services provider. After the completion of the transfer of the mobile app from Viomi to Guangdong Interconnect pursuant to the transaction documents of the 2024 reorganization transaction, Guangdong Interconnect became the operator of the mobile app and is subject to the above laws and regulations. Guangdong Interconnect is currently in compliance with these regulations in all material aspects.

Regulations on Information Security and Privacy Protection

PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC laws do not prohibit the internet information service providers, or the ICP Operators, from collecting and using personal information from their users with the users’ consent. However, the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and last amended on December 6, 2024 prohibit an ICP Operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The regulations further authorize the telecommunications authorities to order ICP Operators to rectify unauthorized disclosure. ICP Operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. On December 29, 2011, the Ministry of Industry and Information Technology promulgated the Several Provisions on Regulating the Market Order of Internet Information Services effective on March 15, 2012. These provisions stipulate that ICP Operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP Operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP Operator may only use users’ personal information for the stated purposes under the ICP Operator’s scope of service. ICP Operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP Operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

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

The Cybersecurity Law of the PRC, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017 and last amended on October 28, 2025, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the governmental agencies. In addition, the Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

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

Regulations on tax

PRC enterprise income tax

Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and the Implementing Regulations of the Law of the People’s Republic of China on Enterprise income Tax, which became effective on January 1, 2008 and was last amended on December 6, 2024, enterprises and other organizations receiving income are the taxpayers of enterprise income tax and shall pay enterprise income tax in accordance with the provisions of such laws and regulations. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

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

PRC value added tax

Pursuant to the Value-Added Tax Law of the PRC, adopted by the Standing Committee of the National People’s Congress on December 25, 2024 and effective on January 1, 2026, and its implementation regulations, any entities and individuals that sell goods, sell services, intangible assets, or immovables, or import goods are taxpayers of value-added tax and are required to pay value-added tax. Unless provided otherwise, the value-added tax rate is 6% for general taxpayers selling services and intangible assets. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform, which provides that the applicable value-added tax rate for taxable sales or imports by a general taxpayer of value-added tax shall be 13% and 9%, commencing on April 1, 2019.

According to the Measures for the Administration of VAT and Consumption Tax Refund (Exemption) for Export Business issued by the State Administration of Taxation and effective on January 1, 2026, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a declaration for VAT and consumption tax refund (exemption) with the competent tax authority on the strength of the relevant certificates.

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

On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, which took effect on June 1, 2015 and was amended on December 30, 2019. The circular delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under the SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment. On September 12, 2025, the SAFE issued the Circular of the State Administration of Foreign Exchange on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, effective on September 15, 2025, which further simplifies foreign exchange procedures by, among other things, eliminating the registration requirements for pre-establishment expenses and domestic reinvestment, permitting foreign exchange profits to be directly used for domestic reinvestment, and removing the restriction on using capital funds to purchase non-self-use residential real estate.

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

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs as of the date of this annual report:

Viomi Technology Co., Ltd.
(Cayman Island)
Codream Ltd.
(Cayman Island)
Codream Co., Ltd.
(British virgin Island)
Viomi HK Technology Co., Limited
(Hong Kong)
Codream HK Co., Limited
(Hong Kong)
Outside PRC
Inside PRC
Yunmi Hulian Technology (Guangdong) Co., Ltd.
Zhumeng Hulian Technology (Guangdong) Co., Ltd.
Contractual Control
Lequan Technology (Beijing) Co., Ltd.
Guangdong Interconnect Electric Appliances Technology Co., Ltd.(2)
Guangdong Lizi Technology Co., Ltd.
Contractual Control
Beijing Yunmi Technology Co., Ltd.(1)

Notes:

(1)	Mr. Chen holds 99% of the equity interests in Beijing Viomi, and Zhuhai Yungui Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership controlled and managed by Mr. Chen, holds the remaining 1%.

(2)	Foshan Viomi holds 100% of equity interests in Guangdong Interconnect Electric Appliances Technology Co., Ltd.

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

Our WFOEs currently include WFOE I and WFOE II. Prior to the completion of the 2024 reorganization transaction, our WFOEs include WFOE I and the former WFOE. Our VIEs currently include Beijing Viomi and Guangdong Interconnect. Prior to the completion of the 2024 reorganization transaction, our VIEs include Beijing Viomi and Foshan Viomi.

Specifically, after the completion of our 2024 reorganization transaction, we have terminated the contractual arrangements between the former WFOE, and Foshan Viomi, which has resulted in Foshan Viomi’s shareholder, Mr. Xiaoping Chen, fully controlling Foshan Viomi and its subsidiaries including Foshan Xiaoxian Hulian Electric Appliances Technology Co., Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. Additionally, WFOE II and Guangdong Interconnect have enter into a new set of contractual arrangements, as a result of which the Company has controlled Guangdong Interconnect and consolidated its financial results.

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

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into a Shareholder Voting Proxy Agreement, which was subsequently amended and restated on March 20, 2026. Pursuant to the amended and restated Shareholder Voting Proxy Agreement, each shareholder of Beijing Viomi has irrevocably authorized any person designated by our WFOE I to act as his attorney-in-fact to exercise all of his rights as a shareholder of Beijing Viomi, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and election of directors, and other senior management personnel who shall be appointed or removed by the shareholders as well as the sale or transfer of all or part of the equity interests owned by such shareholder. Such shareholder voting proxy agreements will remain effective, unless otherwise terminated in advance pursuant to agreement in writing from all parties.

On July 20, 2024, our WFOE II, Guangdong Interconnect and the sole shareholder of Guangdong Interconnect entered into a Shareholder Voting Proxy Agreement which contains terms substantially similar to the Shareholder Voting Proxy Agreement executed by the shareholders of Beijing Viomi described above.

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

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Equity Pledge Agreement, which was subsequently amended and restated on March 20, 2026. Pursuant to the amended and restated Equity Pledge Agreement, the shareholders of Beijing Viomi have pledged 100% equity interests in Beijing Viomi to our WFOE I to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by Beijing Viomi of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Consultation and Service Agreement and the Equity Pledge Agreement. In the event of a breach by Beijing Viomi or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE I, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Viomi and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing Viomi also undertake that, without the prior written consent of our WFOE I, the shareholders will not dispose of, create or allow any encumbrance on the pledged equity interests. Beijing Viomi undertakes that, without the prior written consent of our WFOE I, they will not assist or allow any encumbrance to be created on the pledged equity interests.

Our WFOE II, Guangdong Interconnect and the sole shareholder of Guangdong Interconnect entered into an Equity Pledge Agreement on July 20, 2024 and a Supplemental Agreement on July 26, 2024, which contain terms substantially similar to the Equity Pledge Agreement executed by the shareholders of Beijing Viomi described above.

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

On July 21, 2015, our WFOE I and Beijing Viomi entered into an Exclusive Consultation and Service Agreement. Pursuant to the Exclusive Consultation and Service Agreement, our WFOE I has the right to provide Beijing Viomi with the software technology development, technology consulting and technical services required by Beijing Viomi’s business. Without our WFOE I’s prior written consent, Beijing Viomi may not accept any same or similar services subject to this agreement from any third party. Beijing Viomi agrees to pay our WFOE I an annual service fee at an amount that is equal to 100% of its annual net income or the amount which is adjusted in accordance with our WFOE I’s sole discretion for the relevant year as well as the mutually agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOE I has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing Viomi’s performance of its obligations thereunder, the shareholders have pledged 100% equity interests in Beijing Viomi to our WFOE I pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.

On July 20, 2024, our WFOE II and Guangdong Interconnect entered into an Exclusive Consultation and Service Agreement which contains terms substantially similar to the Exclusive Consultation and Service Agreement executed by the shareholders of Beijing Viomi described above.

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

On July 21, 2015, our WFOE I, Beijing Viomi and each of the shareholders of Beijing Viomi entered into an Exclusive Option Agreement, which was subsequently amended and restated on March 20, 2026. Pursuant to the amended and restated Exclusive Option Agreement, the shareholders of Beijing Viomi have irrevocably granted our WFOE I an exclusive option to purchase all or part of such shareholders’ equity interests in Beijing Viomi, and Beijing Viomi has irrevocably granted our WFOE I an exclusive option to purchase all or part of its assets. Our WFOE I or its designated person may exercise such options to purchase equity at their respective paid-in registered capital in Beijing Viomi, or the lowest price permitted under applicable PRC laws, whichever lower. Our WFOE I or its designated person may exercise such options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing Viomi undertake that, without our WFOE I’s prior written consent, the shareholders will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing Viomi, (ii) create any pledge or encumbrance on their equity interests in Beijing Viomi, (iii) change Beijing Viomi’s registered capital, (iv) merge Beijing Viomi with any other entity, (v) dispose of Beijing Viomi’s material assets (except in the ordinary course of business), or (vi) amend Beijing Viomi’s articles of association. In addition, Beijing Viomi undertakes that, without our WFOE I’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests in and all the assets of Beijing Viomi have been transferred to our WFOE I or its designated person.

Our WFOE II, Guangdong Interconnect and the sole shareholder of Guangdong Interconnect entered into an Exclusive Option Agreement on July 20, 2024 and a Supplemental Agreement on July 26, 2024, which contain terms substantially similar to the Exclusive Option Agreement executed by the shareholders of Beijing Viomi described above.

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

Our headquarters are located in Guangzhou, China, where we rent the office building with an aggregate floor area of approximately 1,065 square meters. Our research and development facilities and our management and operations facilities are located at our headquarters. Our R&D and office space located in Viomi Technology Park in Foshan, Guangdong Province, has an aggregate floor area of approximately 30,078 square meters. Our manufacturing facility located in Viomi Technology Park, Foshan, has an aggregate floor area of approximately 45,335 square meters.

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

As of December 31, 2025, we leased and occupied approximately 1,065 square meters of office space in Guangzhou, approximately 495 square meters of office space in Beijing. These leases vary in duration from one to five years.

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

New product launches

The introduction and sales of new products, both under Viomi and Xiaomi brands, have been key elements in our strategy for our business. Over the past several years, we have launched a variety of new products and plan to continue introducing more items that incorporate advanced technologies such AI. In the domestic market, we launched the Kunlun Mineral Series under-sink water purifier, which adopts a “purification-first, mineralization-second” approach, and advocates a healthy drinking water lifestyle. In May 2025, we launched the Kunlun 4 Pro Alkaline Mineral Water purifier. This next-generation water purifier harnesses AI technology to replicate the natural mineral water formation process, aiming to elevate household drinking water from the era of “pure water” to the new era of “pure mineral water,” and offering a solution for families seeking mineral-rich drinking water at home. In overseas markets, we are rolling out a more diverse range of products, taking into account the drinking water habits of different countries as well as channel-specific attributes. In September 2025, we launched the Master 1 mineral water purifier on Amazon. This product is equipped with a nine-stage precision filtration and an AI-powered interactive faucet, further enriching our product portfolio. In October 2025, we launched the Inno mineral water dispenser in Malaysia, tailored for the local market and featuring both mineralization and cooling functions.

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

Investment in R&D, marketing and brand promotion

Our success is significantly dependent on our ability to continually bring to market products and services that are popular among consumers, particularly relative to those offered by our competitors. Accordingly, we dedicate significant resources towards research and development. For the years ended December 31, 2023, 2024 and 2025, research and development expenses were RMB148.9 million, RMB142.9 million and RMB165.6 million (US$23.7 million), accounting for 9.1%, 6.7% and 6.8% of our net revenues, respectively. We have been devoting research and development resources in the areas of AI and other emerging technologies. Going forward, we will further invest in our research and development efforts as we continue to introduce new and innovative products to comprehensively address the increasing global demand for cleaner, fresher and healthier drinking water.

Similarly, attracting new users and growing the number of our users by continuing to strengthen our brand awareness as well as educating consumers about smart water purification products as a reliable, hassle-free and affordable essential for a healthy lifestyle. For the years ended December 31, 2023, 2024 and 2025, our selling and marketing expenses were RMB214.6 million, RMB211.2 million and RMB277.7 million (US$39.7 million), accounting for 13.1%, 10.0% and 11.4% of our net revenues, respectively. Going forward, we intend to continue investing in our marketing, advertising and brand promotion efforts.

Relationship with Xiaomi

Xiaomi is our strategic partner, shareholder, customer and related party. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, accounted for 78.9%, 82.7% and 89.6% of our net revenues in 2023, 2024 and 2025, respectively. Our strong research and development capabilities, supply chain resources and innovative products and services are able to enrich Xiaomi’s suite of offerings, resulting in a mutually beneficial relationship between Xiaomi and us.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
Home water systems	1,077,858	65.8	1,498,368	70.7	1,686,566	241,176	69.5
Consumables	324,738	19.8	277,704	13.1	235,388	33,660	9.7
Kitchen appliances and others(1)	236,140	14.4	342,910	16.2	506,272	72,396	20.8
Total	1,638,736	100.0	2,118,982	100.0	2,428,226	347,232	100.0

Note:

(1)	Including range hoods, gas stoves and other small appliances, as well as product installation services and rental services. For more details, see Note 15 to our consolidated financial statements at the end of this annual report.

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

Brands

Our business comprises of two key pillars: our Viomi business, predominantly comprising our Viomi-branded products, and our Xiaomi business, comprising our strategic partnership with Xiaomi. Sales to third-party channels as well as Viomi Store, our proprietary e-commerce platform, which constitute the vast majority of our Viomi-branded products business, accounted for 21.1%, 17.3% and 10.4% of our net revenues in 2023, 2024 and 2025, respectively.

Xiaomi is our strategic partner, shareholder and customer. Our strategic partnership with Xiaomi provides us access to Xiaomi’s ecosystem users, sales platforms and data resources and related support. Sales to Xiaomi, predominantly comprising Xiaomi-branded products, historically accounted for 78.9%, 82.7% and 89.6% of our net revenues in 2023, 2024 and 2025, respectively. We sell Xiaomi-branded products directly to Xiaomi, who then on-sells these products to its customers and end-consumers.

Cost of revenues

Our cost of revenues primarily consists of material costs, estimated warranty costs, manufacturing and fulfillment costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. We procure a variety of raw materials and components from third-party suppliers, and outsource certain manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Our cost of revenues was RMB1,116.7 million, RMB1,570.3 million and RMB1,813.2 million (US$259.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Gross profit and gross profit margin

Our gross profit margin is affected by changes in our product and business mix as well as our cost of revenues. Please see “—Key Factors Affecting our Results of Operations—Product and business mix” for more details. The table below sets forth our gross profit in absolute amount and gross profit margins of products and services for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Gross profit and gross profit margin	522,016	31.9	548,706	25.9	615,000	87,944	25.3

Operating expenses

Our operating expenses can be classified into three categories: general and administrative, research and development, and selling and marketing. The following table sets forth the components of our operating expenses, both in absolute amount and as a proportion of our net revenues, for the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Operating expenses:
General and administrative	57,346	3.5	70,807	3.3	86,123	12,315	3.5%
Research and development	148,879	9.1	142,884	6.7	165,593	23,679	6.8%
Selling and marketing	214,610	13.1	211,173	10.0	277,681	39,708	11.4%
Total	420,835	25.7	424,864	20.0	529,397	75,702	21.7%

General and administrative. General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel and share-based compensation for management and administrative personnel. Within the total general and administrative expenses incurred in the years ended December 31, 2023, 2024 and 2025, RMB1.6 million, RMB4.6 million and RMB5.5 million (US$0.8 million) were share-based compensation expenses, respectively.

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

Results of Operations

The following table sets forth a summary of our consolidated income and loss for the periods presented, both in absolute amount and as a proportion of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Net revenues(1)	1,638,736	100.0	2,118,982	100.0	2,428,226	347,232	100.0
Cost of revenues	(1,116,720)	(68.1)	(1,570,276)	(74.1)	(1,813,226)	(259,288)	(74.7)
Gross profit	522,016	31.9	548,706	25.9	615,000	87,944	25.3
Operating expenses(2):
Research and development expenses(2)	(148,879)	(9.1)	(142,884)	(6.7)	(165,593)	(23,679)	(6.8)
Selling and marketing expenses(2)	(214,610)	(13.1)	(211,173)	(10.0)	(277,681)	(39,708)	(11.4)
General and administrative expenses(2)	(57,346)	(3.5)	(70,807)	(3.3)	(86,123)	(12,315)	(3.5)
Total operating expenses	(420,835)	(25.7)	(424,864)	(20.1)	(529,397)	(75,702)	(21.8)
Other income, net	8,887	0.5	32,492	1.5	42,951	6,142	1.8
Income from operations	110,068	6.7	156,334	7.4	128,554	18,384	5.3
Interest and investment income, net	16,831	1.0	5,264	0.2	26,533	3,794	1.1
Other non-operating income (loss)	3,164	0.2	-	-	(500)	(71)	-
Income before income tax expenses	130,063	7.9	161,598	7.6	154,587	22,107	6.4
Income tax expenses	(13,588)	(0.8)	(16,913)	(0.8)	(12,658)	(1,810)	(0.5)
Net income from continuing operations	116,475	7.1	144,685	6.8	141,929	20,297	5.8
Net loss from discontinued operations	(205,808)	(12.6)	(82,341)	(3.9)	-	-	-
Net Income (loss)	(89,333)	(5.5)	62,344	2.9	141,929	20,297	5.8
Less: Net (loss) income attributable to the non-controlling interest shareholders	(4,659)	(0.3)	(1,070)	(0.1)	285	41	-
Net (loss) income attributable to ordinary shareholders of the Company	(84,674)	(5.2)	63,414	3.0	141,644	20,256	5.8
Net income from continuing operations attributable to ordinary shareholders of the Company	116,768	7.1	144,364	6.8	141,644	20,256	5.8
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(201,442)	(12.3)	(80,950)	(3.8)	-	-	-

Notes:

(1)	Includes RMB1,292.9 million, RMB1,819.1 million and RMB2,214.8 million (US$316.7 million) from sales to related parties for the years ended December 31, 2023, 2024 and 2025, respectively.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
General and administrative expenses	1,551	4,579	5,537	792
Research and development expenses	121	8,151	5,105	730
Selling and marketing expenses	(1,566)	3,720	3,438	491
Total	106	16,450	14,080	2,013

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues

Our net revenues increased by 14.6% from RMB2,119.0 million in 2024 to RMB2,428.2 million (US$347.2 million) in 2025, primarily attributable to the increase in home water systems and kitchen appliances.

Home water systems. Revenues from home water systems increased by 12.6% from RMB1,498.4 million in 2024 to RMB1,686.6 million (US$241.2 million) in 2025, primarily due to the increased demand for home water system products.

Consumables. Revenues from consumables decreased by 15.2% from RMB277.7 million in 2024 to RMB235.4 million (US$33.7 million) in 2025, primarily due to technological iterations that have extended filter lifespans and reduced replacement frequency.

Kitchen appliances and others. Revenues from kitchen appliances and others increased by 47.6% from RMB342.9 million in 2024 to RMB506.2 million (US$72.4 million) in 2025, primarily due to the increased sales of kitchen appliances to Xiaomi, partially offset by a contraction of Viomi-branded products in this category.

Cost of revenues

Our cost of revenues increased by 15.5% from RMB1,570.3 million in 2024 to RMB1,813.2 million (US$259.3 million) in 2025, which was primarily in line with the increase in revenue.

Gross profit

As a result of the foregoing, our gross profit increased by 12.1% from RMB548.7 million in 2024 to RMB615.0 million (US$87.9 million) in 2025.

Our gross margin was 25.3% in 2025, as compared to 25.9% in 2024.

Operating Expenses

Our operating expenses increased by 24.6% from RMB424.9 million in 2024 to RMB529.4 million (US$75.7 million) in 2025.

Research and development. Research and development expenses increased by 15.9% from RMB142.9 million in 2024 to RMB165.6 million (US$23.7 million) in 2025, primarily due to an increase in employee compensation costs.

Selling and marketing. Selling and marketing expenses increased by 31.5% from RMB211.2 million in 2024 to RMB277.7 million (US$39.7 million) in 2025. This increase was primarily due to an increase in brand promotion investment, as well as higher personnel costs resulting from channel expansion.

General and administrative. General and administrative expenses increased by 21.6% from RMB70.8 million in 2024 to RMB86.1 million (US$12.3 million) in 2025, primarily due to an increase in professional service fees and a higher allowance for credit losses.

Income tax expenses

We had income tax expenses of RMB12.7 million (US$1.8 million) in 2025, compared to RMB16.9 million in 2024.

Net income

We recorded a net income attributable to ordinary shareholders of the Company of RMB141.6 million (US$20.3 million) in 2025, compared to the net income from continuing operations attributable to ordinary shareholders of the Company of RMB144.4 million for 2024. Excluding the impact of share-based compensation expenses, our net income attributable to ordinary shareholders of the Company was RMB155.7 million (US$22.3 million) in 2025, compared to the net income of RMB79.9 million for 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues

Our net revenues increased by 29.3% from RMB1,638.7 million in 2023 to RMB2,119.0 million in 2024, primarily attributable to the growth in the home water systems.

Home water systems. Revenues from home water systems increased by 39.0% from RMB1,077.9 million in 2023 to RMB1,498.4 million in 2024, primarily due to the increased demand of the home water system products.

Consumables. Revenues from consumables decreased by 14.5% from RMB324.7 million in 2023 to RMB277.7 million in 2024, primarily due to the decreased sales of water purifier filters sold to Xiaomi, partially offset by an increase in demand for the Viomi-branded filters.

Kitchen appliances and others. Revenues from kitchen appliances and others increased by 45.2% from RMB236.1 million in 2023 to RMB342.9 million in 2024, primarily due to increased sales of kitchen appliances to Xiaomi.

Cost of revenues

Our cost of revenues increased by 40.6% from RMB1,116.7 million in 2023 to RMB1,570.3 million in 2024, primarily due to a change in product mix during the transition period, resulting from the increased revenue contribution of low gross margin products.

Gross profit

As a result of the foregoing, our gross profit increased by 5.1% from RMB522.0 million in 2023 to RMB548.7 million in 2024.

Our gross margin was 25.9% in 2024, as compared to 31.9% in 2023.

Operating Expenses

Our operating expenses increased by 1.0% from RMB420.8 million in 2023 to RMB424.9 million in 2024.

General and administrative. General and administrative expenses increased by 23.5% from RMB57.3 million in 2023 to RMB70.8 million in 2024, primarily due to higher management personnel expenses, partially offset by a decrease in estimated allowance for accounts and notes receivables.

Research and development. Research and development expenses decreased by 4.0% from RMB148.9 million in 2023 to RMB142.9 million in 2024, primarily due to decreased depreciation and amortization expenses and personnel expenses.

Selling and marketing. Selling and marketing expenses decreased slightly by 1.6% from RMB214.6 million in 2023 to RMB211.2 million in 2024. This decrease was primarily due to decrease in logistic expenses, partially offset by the increase in advertising expenses.

Income tax expenses

We had income tax expenses of RMB16.9 million in 2024, compared to RMB13.6 million in 2023.

Net income from continuing operations

As a result of the foregoing, we recorded a net income from continuing operations attributable to ordinary shareholders of the Company of RMB144.4 million in 2024, compared to RMB116.8 million for 2023.

Net loss related to discontinued operations

We recorded net loss related to discontinued operations attributable to ordinary shareholders of the Company of RMB201.4 million in 2023. In 2024, we recorded net loss related to discontinued operations attributable to ordinary shareholders of the Company of RMB81.0 million, representing the net loss from discontinued operations for the period from January 1 through August 31, 2024.

Net income (loss)

We recorded a net income attributable to ordinary shareholders of the Company of RMB63.4 million in 2024, compared to the net loss attributable to ordinary shareholders of the Company of RMB84.7 million for 2023. Excluding the impact of share-based compensation expenses, our net income attributable to ordinary shareholders of the Company was RMB79.9 million in 2024, compared to the net loss of RMB84.6 million for 2023.

B. Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2023, 2024 and 2025, we had cash and cash equivalents and restricted cash of RMB225.3 million, RMB1,167.5 million and RMB971.0 million (US$138.9 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks. We believe that our cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

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

The restricted net assets of our PRC subsidiaries and VIEs amounted to RMB95.7 million, RMB97.9 million and RMB653 million (US$93.4 million) as of December 31, 2023, 2024 and 2025, respectively. The unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances amounted to RMB177.3 million, RMB813.7 million and RMB748.4 million (US$107.0 million) as of December 31, 2023, 2024 and 2025, respectively.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:
Net cash provided by continuing operating activities	41,319	580,995	154,638	22,115
Net cash used in continuing investing activities	(290,949)	(301,812)	(232,864)	(33,299)
Net cash provided by/(used in) by continuing financing activities	15,657	(4,658)	(105,520)	(15,089)
Net (decrease)/increase in cash and cash equivalents and restricted cash in continuing operations	(233,973)	274,525	(183,746)	(26,273)
Net increase in cash and cash equivalents and restricted cash in discontinued operations	47,476	241,951	-	-
Cash and cash equivalents and restricted cash at the beginning of the year	813,209	636,355	1,167,480	166,947
Effect of exchange rate changes on cash and cash equivalents	9,643	14,649	(12,704)	(1,819)
Cash and cash equivalents and restricted cash at the end of the year	636,355	1,167,480	971,030	138,855
Less: Cash and cash equivalents and restricted cash of held for sales at the end of the year	(411,028)	-	-	-
Cash and cash equivalents and restricted cash of continuing operations at the end of the year	225,327	1,167,480	971,030	138,855

Operating activities

Net cash provided by continuing operating activities was RMB154.6 million (US$22.1 million) in 2025. The difference between net cash provided by operating activities and our net income of RMB12.7 million (US$1.8 million) was primarily due to RMB57.8 million provided by working capital and the adjustment of RMB42.1 million in depreciation and amortization.

Net cash provided by continuing operating activities was RMB581.0 million in 2024. The difference between net cash provided by operating activities and our net income of RMB144.7 million was primarily due to RMB410.0 million provided by working capital and the adjustment of RMB29.0 million in depreciation and amortization.

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

Investing activities

We used RMB232.9 million (US$33.3 million) in investing activities in 2025, mainly due to RMB847.7 million used for the placement of short-term deposits, partially offset by RMB702.2 million received from the maturity of short-term deposits.

We used RMB301.8 million in investing activities in 2024, mainly due to the cashout due to the discontinued operations.

We used RMB290.9 million in investing activities in 2023, mainly as a result of RMB176.7 million used for the placement of short-term deposits, RMB103.4 million used for the purchase of equipment, RMB39.7 million used for the purchase of short-term investments, partially offset by RMB29.0 million received from the maturity of short-term investments.

Financing activities

Net cash used in financing activities was 105.5 million (US$15.1 million) in 2025, mainly as a result of RMB79.6 million used for the repayment of borrowing, RMB41.1 million proceed from borrowing and RMB42.0 used for the payment of dividend.

Net cash used in financing activities was RMB4.7 million in 2024, mainly as a result of the repayment for share repurchases.

Net cash provided by financing activities was RMB15.7 million in 2023, mainly as a result of RMB49.1 million proceed from borrowing, partially offset by RMB6.4 million used in repurchase of ordinary shares.

Working capital turnover

Inventories

Our inventory consists of finished products and raw materials. As of December 31, 2023, 2024 and 2025, our inventory was RMB157.3 million, RMB112.3 million and RMB126.9 million (US$18.1 million), respectively. Our inventory turnover days was 55 days, 31 days and 24 days for the years ended December 31, 2023, 2024 and 2025, respectively. Inventory turnover days for a given period are equal to average of the balances of inventories, net of provisions for inventories write-downs, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Accounts and notes receivable

Our accounts and notes receivable represent primarily accounts receivable from related parties as well as accounts and notes receivable from third parties. As of December 31, 2023, 2024 and 2025, our accounts and notes receivable, net of allowance for credit losses, were RMB41.2 million, RMB615.3 million and RMB364.7 million (US$52.2 million), respectively. Our total accounts and notes receivable as of December 31, 2025 included RMB340.2 million (US$48.6 million) from related parties and RMB24.5 million (US$3.5 million) from third parties. Our accounts and notes receivable turnover days were 10 day, 57 days and 74 days for the years ended December 31, 2023, 2024 and 2025, respectively. Accounts and notes receivable turnover days for a given period are equal to average of the balances of accounts and notes receivable, net of allowance for credit losses, at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Accounts and notes payable

Our accounts and notes payable represent primarily accounts and notes payable to contract manufacturers. As of December 31, 2023, 2024 and 2025, our accounts and notes payable were RMB317.5 million, RMB772.2 million and RMB517.9 million (US$74.1 million), respectively. Our accounts and notes payable turnover days were 128 days, 127 days and 130 days for the years ended December 31, 2023, 2024 and 2025, respectively. Accounts and notes payable turnover days for a given period are equal to average of the balances of accounts and notes payable, at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, contractual obligations and capital commitments.

Cash flow in connection with capital expenditures amounted to RMB104.0 million, RMB28.6 million and RMB41.5 million (US$5.9 million) in the years ended December 31, 2023, 2024 and 2025, respectively. These capital expenditures are incurred primarily in connection with the purchase of property, plant and equipment, intangible assets, the construction of Viomi Technology Park and other long-term assets. Our capital expenditures may increase in the future as our product offerings continue to expand and diversify and as we continue to invest in the Viomi Technology Park. We currently plan to fund these expenditures with our current cash and cash equivalents, restricted cash, short-term investments and cash flow generated from our operating activities.

Our contractual obligations represent operating lease obligations, which consist of the commitments under the lease agreements for our office premises and several factories, short-term bank loans and long-term bank loans. The following table sets forth our contractual obligations as of December 31, 2025.

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligation(1)	1,791	1,356	435	-	-
Short-term bank loans	40,000	40,000	-	-	-
Long-term bank loans	76,727	25,061	51,098	568	-

Note:

(1)	Operating lease obligation consist of the commitments under the lease agreements for our office premises and several factories.

As of December 31, 2025, we had RMB57.1 million outstanding capital commitments, which are mainly related to the construction of Viomi Technology Park.

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

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our revenue is primarily derived from (i) home water systems, which are composed of smart water purification systems, kettles and heaters, (ii) consumables complementary to the home water systems, such as water purifiers filters, and (iii) kitchen appliances and others refer to range hoods, gas stoves and other small appliances, as well as product installation services and rental services.

Sales to Xiaomi

From 2023 to 2025, we generated a substantial portion of our revenues from sales of products to Xiaomi.

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

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by us in developing, producing and shipping the products to this customer and is payable to us upon acceptance by the customer after delivery. We are also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, we determine the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. We estimate the variable consideration using the expected value method. In assessing the variable second installment payment, we take into consideration the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. For the years ended December 31, 2023, 2024 and 2025, net revenues earned from second installment payment arrangement represented 3.4%, 10.5% and 10.2% of total revenue from Xiaomi, respectively.

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

- 7 days unconditional sales return

Under the PRC Consumer Protection Law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. We base our estimates of sales return on historical results. For the years ended December 31, 2023, 2024 and 2025, the amount of sales return was insignificant. We may provide sales incentives in the forms of discounts to end customers through online platforms for a group of products. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

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

Net realizable value (“NRV”) of inventories

Inventories are stated at the lower of cost or NRV. Inventory costs are calculated on the actual cost basis including expenses that are directly or indirectly incurred in the purchase, and production of manufactured product. Expenses include the cost of materials, consignment manufacturing cost and other direct costs. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically writes down the value for inventories when their costs are lower than the NRV. The NRV is determined based on the estimated net selling prices less the estimated costs to completion and other costs necessary to make the sale. Determination of estimated net selling prices of finished goods, estimated costs to completion and other costs necessary to make the sale required significant management judgments, taking into consideration historical actual information and expected future market trends. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive (loss) income.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoping Chen	51	Founder, Chairman of the Board of Directors and Chief Executive Officer
Qian Sun	43	Director
Jinling Zhang	54	Independent Director
Weijiang Wu	49	Independent Director
Jun Li	47	Independent Director

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

Mr. Qian Sun has served as our director since February 2026. Mr. Sun serves as the General Manager of the Strategic Investment Department of Xiaomi Corporation, or Xiaomi (HKEX: 1810) and as President of Airstar Digital Technology, an indirect wholly-owned subsidiary of Xiaomi. He joined Xiaomi in July 2017 and has since held rotating positions in Xiaomi’s Strategy Department, Internet Business Department and China Region. From March 2021 to November 2025, he served as Vice President of Xiaomi’s Finance Department, responsible for the overall financial operations. Prior to joining Xiaomi, Mr. Sun spent 12 years at PricewaterhouseCoopers, where he specialized in audit and consulting services for the technology, media and telecommunications (TMT) industry. Mr. Sun graduated from the University of International Business and Economics in 2005, majoring in International Trade. He received his Executive Master of Business Administration (EMBA) degree from the Guanghua School of Management, Peking University in 2024. He also holds the Chinese Certified Public Accountant (CICPA) qualification.

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

In 2025, we paid an aggregate of approximately RMB4.2 million (US$0.6 million) in cash to our executive officers, and RMB1.1 million (US$0.2 million) to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In September 2015, our shareholders and board of directors adopted the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors amended the 2015 Plan in October 2023 to extend the effective term from 10 years to 20 years, among other changes, subject to certain exceptions with respect to incentive stock options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 12,727,272 shares. As of December 31, 2025, awards to purchase 2,625,274 ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were exercised, forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In June 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors amended the 2018 Plan in October 2023 to extend the effective term from 10 years to 20 years, among other changes, subject certain exceptions with respect to incentive stock options. The maximum aggregate number of shares which may be issued pursuant to all awards is 17,672,728, plus an annual increase on the first day of each of the fiscal years of the Company during the term of this Plan commencing with the first fiscal year beginning January 1, 2019, by (i) an amount equal to 1% of the total number of the then outstanding shares or (ii) such fewer number of Shares as may be determined by the Board. As of December 31, 2025, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 32,167,023. As of December 31, 2025, awards to purchase 22,411,631 ordinary shares have been granted and are outstanding under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2025, the awards granted under the 2015 Plan or the 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Share Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoping Chen	1,000,000	1.1	May 6, 2020	April 1, 2030
Xiaoping Chen	1,000,000	0.11	October 1, 2024	September 30, 2034

As of December 31, 2025, other employees as a group held outstanding options to purchase 23,036,905 ordinary shares of our company, at a weighted average exercise price of US$0.44 per share.

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

Audit Committee. Our audit committee consists of Ms. Jinling Zhang and Mr. Jun Li. Ms. Jinling Zhang is the chairperson of our audit committee. We have determined that Ms. Jinling Zhang and Mr. Jun Li satisfy the “independence” requirements of Rule 560(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Ms. Jinling Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Xiaoping Chen, Ms. Jinling Zhang and Mr. Weijiang Wu. Ms. Jinling Zhang is the chairperson of our compensation committee. We have determined that Ms. Jinling Zhang and Mr. Weijiang Wu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.	Employees

We had 750 employees as of December 31, 2023, 521 employees as of December 31, 2024, and 725 employees as of December 31, 2025.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2025:

Function:	As of December 31, 2025
Research and development	271
Manufacturing	223
Sales and marketing	170
General administration	61
Total	725

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 201,965,189 ordinary shares outstanding, consisting of 99,200,641 Class A ordinary shares (excluding 12,145,923 Class A ordinary shares that were issued to our depositary bank and reserved for future grants under our share incentive plans and 15,703,314 Class A ordinary shares that were repurchased by us) and 102,764,548 Class B ordinary shares outstanding as of February 28, 2026.

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

	Ordinary Shares Beneficially Owned
Directors and Executive Officers*:	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares	% of aggregate voting power**
Xiaoping Chen(1)	3,956,681	68,536,364	35.9	61.2
Jinling Zhang	—	—	—	—
Weijiang Wu	—	—	—	—
Jun Li	—	—	—	—
Qian Sun	—	—	—	—
All Directors and Executive Officers as a Group	3,956,681	68,536,364	35.9	61.2

Principal Shareholders:
Viomi Limited(2)	2,200,000	67,636,364	34.6	60.2
Shunwei Talent Limited(3)	15,355,371	—	7.6	1.4
Red Better Limited(4)	330,000	33,818,182	16.9	30.0

Notes:

*	Unless otherwise stated, the business address of our directors and executive officers is Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, 510220, People’s Republic of China. Ms. Jinling Zhang’s business address is 601, North Building, Tower C, Raycom InfoTech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, 100080, People’s Republic of China. Mr. Weijiang Wu’s business address is No. 388 Baibu Avenue, Baibu Town, Haiyan County, Jiaxing, Zhejiang, 314312, People’s Republic of China. Mr. Jun Li’s business address is No. 483 Wushan Road, Tianhe District, Guangzhou, Guangdong, 510642, People’s Republic of China. Mr. Qian Sun's business address is Xiaomi Campus, No. 33 Xierqi Middle Road, Beijing, 100085, People's Republic of China.

**	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 1,000,000 Class A ordinary shares in the form of ADSs beneficially owned by Mr. Xiaoping Chen; (ii) 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited; (iii) 569,964 Class A ordinary shares in the form of ADS beneficially owned by VioCloud Limited, and (iv) 900,000 Class B ordinary shares and 186,717 Class A ordinary shares in the form of ADS beneficially owned by certain employees, based on the information contained in the Schedule 13G/A jointly filed by Mr. Xiaoping Chen, Viomi Limited and VioCloud Limited with SEC on February 12, 2026. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. VioCloud Limited is wholly owned by Foshan Viomi. Mr. Xiaoping Chen directly holds 99.78% equity interests in Foshan Viomi and holds another 0.22% equity interests in it through a limited partnership controlled and managed by Mr. Xiaoping Chen. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen, and thus Mr. Xiaoping Chen has shared power to direct the voting of such shares but no power to dispose the same.

(2)	Represents 67,636,364 Class B ordinary shares and 2,200,000 Class A ordinary shares held by Viomi Limited, a British Virgin Islands company, based on the information contained in the Schedule 13G/A jointly filed by Mr. Xiaoping Chen, Viomi Limited and VioCloud Limited with SEC on February 12, 2026. Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The registered address of Viomi Limited is NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(3)	Represents 15,355,371 Class A ordinary shares in the form of ADSs held by Shunwei Talent Limited. Information regarding beneficial ownership is reported as of December 31, 2025, based on the information contained in the Schedule 13G/A filed by Shunwei Talent Limited with SEC on February 11, 2026. The registered address of Shunwei Talent Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

(4)	Represents 33,818,182 Class B ordinary shares and 330,000 Class A ordinary shares in the form of ADSs held by Red Better Limited, a British Virgin Islands liability limited company. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Red Better Limited with SEC on February 1, 2019. The address of Red Better Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Red Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

To our knowledge, as of February 28, 2026, we had 124,849,878 Class A ordinary shares that were held by one record holder residing in the United States, that being Deutsche Bank Trust Company Americas, the depositary of our ADS program. As of February 28, 2026, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

In 2025, revenues generated from sales to Xiaomi, predominantly comprising Xiaomi-branded products, was RMB2,174.9 million (US$311.0 million), accounting for 89.6% of our net revenues.

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

Transaction with Xiaomi

In 2025, we recorded RMB2,174.9 million (US$311.0 million) in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2025, the amount due from Xiaomi was RMB302.2 million (US$43.2 million).

In 2024, we recorded RMB1,752.2 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2024, the amount due from Xiaomi was RMB586.8 million.

In 2023, we recorded RMB1,292.9 million in revenues from Xiaomi primarily for the sales of Xiaomi-branded products. As of December 31, 2023, the amount due from Xiaomi was RMB4.4 million.

We purchased RMB26.3 million, RMB13.5 million and nil of products and services from Xiaomi in 2023, 2024 and 2025, respectively. We recognized RMB24.5 million, RMB20.4 million and RMB48.6 million (US$6.9 million) in commission fees and other expenses to Xiaomi in 2023, 2024 and 2025, respectively, which was incurred by selling our own Viomi-branded products on Youpin.

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

On July 14, 2025, the board of directors of Viomi Technology Co., Ltd declared a special dividend of US$0.0293 per ordinary share, or US$0.0880 per ADS, to the holders of ordinary shares and holders of ADSs of record as of the close of business on July 31, 2025. On March 25, 2026, the board of directors of Viomi Technology Co., Ltd declared another special dividend of US$0.022 per ordinary share, or US$0.066 per ADS, to the holders of ordinary shares and holders of ADSs of record as of the close of business on April 6, 2026. Going forward, we intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We do not have any present plan to pay regular cash dividends on our ordinary shares in the foreseeable future.

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

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and may register as a segregated portfolio company.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, or organized in or under the law of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (ii) that has in effect a valid election to be treated as a United States person under the applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their tax advisors regarding the partnership’s investment in our ADSs or ordinary shares.

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

Although the law in this regard is not entirely clear, we treat each of our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, the risk that we are a PFIC would likely increase for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on an analysis of our income and assets and the market value of our ADSs, we believe that we likely are a PFIC for the taxable year ended December 31, 2025. Because PFIC status is a factual determination made annually that will depend, in part, on the composition of our income and assets, it is not possible to determine our PFIC status for the current taxable year or future taxable years until after the close of the taxable year. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). As a result, our PFIC status for the current taxable year and future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be a PFIC for the current taxable year and future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk may substantially increase.

Because there are uncertainties in the application of these rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to be a PFIC for the current or subsequent taxable years. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future taxable years even if we cease to be a PFIC.

Distributions

Subject to the PFIC rules discussed below, the gross amounts of any distributions received by a U.S. Holder on our ADSs or ordinary shares (including any amounts withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder (in the case of ordinary shares) or by the depositary (in the case of ADSs). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and ordinary shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, the full amount of any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs and/or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Stock Market, so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. As discussed above, we likely are a PFIC for our taxable year ended December 31, 2025, and we may be a PFIC for our current taxable year. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends received on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a U.S. Holder may be eligible to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, subject to certain conditions and limitations. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are eligible to claim benefits under the Treaty, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss on the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Any gain or loss recognized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If, however, gains from the sale or other disposition of our ADSs or ordinary shares are subject to tax in the PRC as described in “—People’s Republic of China Taxation,” a U.S. Holder eligible for benefits of the Treaty may be eligible to treat such gains as PRC-source gains for U.S. foreign tax credit purposes. A U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

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

Distributions received by a U.S. Holder on our ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares will be treated as excess distributions. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be subject to tax as ordinary income; and

●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to the interest at the underpayment rate on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries, our VIEs or any of the non-U.S. subsidiaries of our VIEs are also PFICs, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime by making a mark-to-market election with respect to such stock. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year. Any such deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as any gain on the sale or disposition of ADSs, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as any loss realized on the actual sale or other disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ADSs. The U.S. Holder’s adjusted tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period for which we are not a PFIC.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the program of American depositary receipts that evidence the ADSs or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we didn’t received any reimbursement from the depositary.

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

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer, who is also our principal financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has identified the following material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

We are fully committed to continuing to implement measures to remediate our material weaknesses in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur in implementing these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer” as of December 31, 2025.

Changes in Internal Control

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our current independent registered public accounting firm and PricewaterhouseCoopers ZhongTian LLP, our former independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2024	2025
	(in thousands of RMB)
Audit fees(1)	8,207	2,797
Total	8,207	2,797

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by WWC, P.C. as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

On October 24, 2025, our board of directors approved a new share repurchase plan whereby we were authorized to repurchase up to US$20 million worth of our company’s Class A ordinary shares in the form of ADS, ending on December 31, 2027.

As of December 31, 2025, we have repurchased approximately 1.02 million ADSs for a total of US$2.5 million under this new share repurchase plan.

The following table sets forth a summary of our repurchase of the ADSs under the share repurchase plans described in the paragraph above between January 1, 2025 and February 28, 2026. All shares were repurchased in the open market pursuant to the share repurchase plans.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plans	Approximate Dollar value of ADSs that May Yet Be Purchased Under the Plans
November 2025	456,035	2.5367	456,035	18,843,168
December 2025	569,719	2.3496	569,719	17,504,578

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure required by this Item 16F has previously been disclosed in Item 16F of our annual report on Form 20-F for the year ended December 31, 2024, filed on September 30, 2025.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, under Cayman Islands law, we are not required to (i) have a majority of independent directors in our board of directors, or (ii) obtain shareholders’ approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c). As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Viomi Technology Co., Ltd and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective September 24, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 11, 2018 (File No. 333-227063))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on September 11, 2018 (File No. 333-227063))
2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts dated September 24, 2018 (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on March 22, 2019 (File No. 333-230431))
2.4	Shareholders Agreement between the Registrant and other parties thereto dated April 29, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F filed on April 23, 2020 (File No. 001-38649))
4.3	Amendment No. 1 to 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 25, 2024 (File No. 001-38649))
4.4	Amendment No. 1 to 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 25, 2024 (File No. 001-38649))
4.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
4.6	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
4.7*	English translation of executed form of Amended and Restated Shareholder Voting Proxy Agreement among a VIE of the Registrant, its shareholders and the WFOE I of the Registrant as currently in effect
4.8*	English translation of executed form of Amended and Restated Equity Pledge Agreement among a VIE of the Registrant, its shareholders, and the WFOE I of the Registrant, as currently in effect
4.9	English translation of executed form of exclusive consultation and service agreement between a VIE and the WFOE I of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
4.10*	English translation of executed form of Amended and Restated Exclusive Option Agreement among a VIE of the Registrant, its shareholders, and the WFOE I of the Registrant, as currently in effect
4.11*	English translation of executed form of Amended and Restated Spousal Consent Letter of the spouse of Mr. Xiaoping Chen, as currently in effect
4.12	English Translation of Termination Agreement between WFOE I, Xiaoping Chen and Foshan Viomi dated April 28, 2020 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))
4.13	English translation of the Spousal Consent Letter of the spouse of Mr. Xiaoping Chen as an individual shareholder of Foshan Viomi on April 28, 2020 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 26, 2021 (File No. 001-38649))
4.14	English translation of the Supplemental Agreement among Foshan Viomi, Guangdong Interconnect and WFOE II dated July 26, 2024 (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.15	English translation of the Equity Pledge Agreement among Foshan Viomi, Guangdong Interconnect, and WFOE II dated July 20, 2024 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.16	English translation of the Exclusive Consultation and Service Agreement between Guangdong Interconnect and WFOE II dated July 20, 2024 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.17	English translation of the Exclusive Option Agreement among Foshan Viomi, Guangdong Interconnect and WFOE II dated July 20, 2024 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.18	English translation of Termination Agreement between the former WFOE, Xiaoping Chen, Foshan Viomi and Juan Zhou dated July 19, 2024 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.19	English translation of the Shareholder Voting Proxy Agreement among Foshan Viomi, Guangdong Interconnect and WFOE II dated July 20, 2024 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.20	English translation of Business Reorganization Agreement among the Registrant, Xiaoping Chen, Viomi HK Technology Co., Limited, Zhuhai Yungui Enterprise Management Consulting Partnership (Limited Partnership), Foshan Viomi, and the former WFOE, WFOE I, WFOE II and certain of their subsidiaries dated July 19, 2024 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
4.21	English Translation of Business Cooperation Agreement between Guangdong Lizi and Xiaomi dated October 15, 2024 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 28, 2018 (File No. 333-227063))
11.2	Amended and Restated Statement of Policies Governing Non-public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the Form 20-F filed on September 30, 2025 (File No. 001-38649))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of WWC, P.C.
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 25, 2024 (File No. 001-38649))
101.INS*	Inline XBRL Instance Document – this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded with the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 22, 2026

VIOMI TECHNOLOGY CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Viomi Technology Co., Ltd and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viomi Technology Co., Ltd and its subsidiaries (the Company) as of December 31, 2024 and 2025, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

San Mateo, California

April 22, 2026

We have served as the Company’s auditor since 2025.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	1,026,188	806,599	115,342
Restricted cash	141,292	164,431	23,513
Short-term deposits	115,014	257,950	36,886
Short-term investments	72,500	82,598	11,811
Accounts and notes receivable from third parties (net of allowance of RMB9,786 and RMB6,750 as of December 31, 2024 and December 31, 2025, respectively)	24,105	24,535	3,508
Accounts receivable from related parties (net of allowance of RMB1,178 and nil as of December 31, 2024 and December 31, 2025, respectively)	591,221	340,173	48,644
Other receivables from related parties (net of allowance of RMB1 and nil as of December 31, 2024 and December 31, 2025, respectively)	11,234	200	29
Inventories, net	112,325	126,879	18,143
Prepaid expenses and other current assets	71,363	157,096	22,470
Total current assets	2,165,242	1,960,461	280,346

Non-current assets
Prepaid expenses and other non-current assets	18,053	19,055	2,725
Property, plant and equipment, net	315,309	305,432	43,676
Long-term deposits	-	20,101	2,874
Deferred tax assets	9,698	8,415	1,203
Intangible assets, net	8,524	6,255	894
Right-of-use assets, net	3,382	1,646	235
Land use right, net	57,904	56,631	8,098
Long-term investment	7,588	12,952	1,852
Total non-current assets	420,458	430,487	61,557

Total assets	2,585,700	2,390,948	341,903

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of RMB4,320 and RMB26 as of December 31, 2024 and 2025, respectively)	772,151	517,878	74,056
Advances from customers	11,537	10,153	1,452
Amounts due to related parties	835	596	85
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB1,046 and RMB5,853 as of December 31, 2024 and 2025, respectively)	168,127	157,043	22,457
Short-term borrowing	50,000	40,000	5,720
Income tax payables	9,736	1,439	206
Lease liabilities due within one year	2,037	1,310	187
Long-term borrowing-current portion	29,300	25,061	3,584
Total current liabilities	1,043,723	753,480	107,747

Non-current liabilities
Accrued expenses and other liabilities – non-current portion	14,492	53,117	7,596
Long-term borrowing	75,945	51,666	7,388
Lease liabilities	1,783	421	60
Total non-current liabilities	92,220	105,204	15,044

Total liabilities	1,135,943	858,684	122,791

Commitments and contingencies (Note 23)

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 101,059,544 and 99,200,641 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,550 and 102,764,548 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively )	6	6	1
Treasury stock	(85,426)	(103,085)	(14,741)
Additional paid-in capital	1,374,451	1,414,499	202,271
Retained earnings	153,125	226,317	32,363
Accumulated other comprehensive income (loss)	2,279	(11,080)	(1,584)
Total equity attributable to shareholders of the Company	1,444,441	1,526,663	218,311
Non-controlling interests	5,316	5,601	801
Total shareholders’ equity	1,449,757	1,532,264	219,112

Total liabilities and shareholders’ equity	2,585,700	2,390,948	341,903

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues:
Related parties	1,292,880	1,819,098	2,214,789	316,711
Third parties	345,856	299,884	213,437	30,521
Total net revenues	1,638,736	2,118,982	2,428,226	347,232
Cost of revenues	(1,116,720)	(1,570,276)	(1,813,226)	(259,288)
Gross profit	522,016	548,706	615,000	87,944
Operating expenses
Research and development expenses	(148,879)	(142,884)	(165,593)	(23,679)
Selling and marketing expenses	(214,610)	(211,173)	(277,681)	(39,708)
General and administrative expenses	(57,346)	(70,807)	(86,123)	(12,315)
Total operating expenses	(420,835)	(424,864)	(529,397)	(75,702)
Other income, net	8,887	32,492	42,951	6,142
Income from operations	110,068	156,334	128,554	18,384
Interest and investment income, net	16,831	5,264	26,533	3,794
Other non-operating income (loss)	3,164	-	(500)	(71)
Income before income tax expenses	130,063	161,598	154,587	22,107
Income tax expenses	(13,588)	(16,913)	(12,658)	(1,810)
Net income from continuing operations	116,475	144,685	141,929	20,297
Net loss from discontinued operations	(205,808)	(82,341)	-	-
Net (loss) income	(89,333)	62,344	141,929	20,297
Less: Net (loss) income attributable to the non-controlling interest shareholders	(4,659)	(1,070)	285	41
Net (loss) income attributable to ordinary shareholders of the Company	(84,674)	63,414	141,644	20,256
Including：
Net income from continuing operations attributable to ordinary shareholders of the Company	116,768	144,364	141,644	20,256
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(201,442)	(80,950)	-	-
Other comprehensive (loss) income, net of tax:			-	-
Foreign currency translation adjustment	10,007	16,607	(13,359)	(1,910)
Total comprehensive (loss) income attributable to ordinary shareholders of the Company	(74,667)	80,021	128,285	18,346
Net (loss) income per share attributable to ordinary shareholders of the Company
-Basic	(0.41)	0.31	0.69	0.10
Continuing Operations	0.57	0.70	0.69	0.10
Discontinued Operations	(0.98)	(0.39)	-	-
-Diluted	(0.41)	0.31	0.67	0.10
Continuing Operations	0.56	0.70	0.67	0.10
Discontinued Operations	(0.97)	(0.39)	-	-

Weighted average number of ordinary shares used in calculating net (loss) income per share
-Basic
Continuing Operations	206,387,105	204,787,786	203,997,871	203,997,871
Discontinued Operations	206,387,105	204,787,786	-	-
-Diluted
Continuing Operations	207,667,763	206,690,917	210,920,493	210,920,493
Discontinued Operations	207,667,763	206,690,917	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in	Treasury Stock		Retained	Accumulated Other Comprehensive	Total Equity Attributable to Shareholders	Non- Controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	(Loss) Income	of the Company	Interest	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	104,539,463	6	102,854,550	6	1,357,397	8,523,708	(74,703)	174,385	(24,335)	1,432,756	(3,593)	1,429,163
Net loss attributable to the Company and non-controlling interest shareholders	-	-	-	-	-	-	-	(84,674)	-	(84,674)	(4,659)	(89,333)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	-	-	-	-	106	-	-	-	-	106	-	106
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	10,007	10,007	-	10,007
Class B Ordinary shares converted to Class A Ordinary shares	90,000	-	(90,000)	-	-	-	-	-	-	-	-	-
Issuance of ordinary shares for exercised share options	176,883	-	-	-	19	-	-	-	-	19	-	19
Repurchase of shares	(2,903,802)	-	-	-	-	2,903,802	(6,440)	-	-	(6,440)	-	(6,440)
Capital injection in a subsidiary from a non-controlling interest shareholder	-	-	-	-	(3,888)	-	-	-	-	(3,888)	4,003	115
Balance as of December 31, 2023	101,902,544	6	102,764,550	6	1,353,634	11,427,510	(81,143)	89,711	(14,328)	1,347,886	(4,249)	1,343,637
Net income (loss) attributable to the Company and non-controlling interest shareholders	-	-	-	-	-	-	-	63,414	-	63,414	(1,070)	62,344
Disposal of discontinued operations	-	-	-	-	4,257	-	-	-	-	4,257	9,635	13,892
Share-based compensation related to 2015 and 2018 Share Incentive Plan	-	-	-	-	16,450	-	-	-	-	16,450	-	16,450
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	16,607	16,607	-	16,607
Issuance of ordinary shares for exercised share options	355,542	-	-	-	110	-	-	-	-	110	-	110
Repurchase of ordinary shares	(1,198,542)	-	-	-	-	1,198,542	(4,283)	-	-	(4,283)	-	(4,283)
Capital injection in a subsidiary from a non-controlling interest shareholder	-	-	-	-	-	-	-	-	-	-	1,000	1,000
Balance as of December 31, 2024	101,059,544	6	102,764,550	6	1,374,451	12,626,052	(85,426)	153,125	2,279	1,444,441	5,316	1,449,757
Net income attributable to the Company and non-controlling interest shareholders	-	-	-	-	-	-	-	141,644	-	141,644	285	141,929
Purchase of minor equity interests of a subsidiary	-	-	-	-	(7,728)	-	-	-	-	(7,728)	-	(7,728)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	-	-	-	-	14,080	-	-	-	-	14,080	-	14,080
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(13,359)	(13,359)	-	(13,359)
Issuance of ordinary shares for exercised share options	1,218,363	-	-	-	7,203	-	-	-	-	7,203	-	7,203
Repurchase of ordinary shares	(3,077,262)	-	-	-	-	3,077,262	(17,659)	-	-	(17,659)	-	(17,659)
Appropriation to statutory reserves	-	-	-	-	26,493	-	-	(26,493)	-	-	-	-
Dividends declared	-	-	-	-	-	-	-	(41,959)	-	(41,959)	-	(41,959)
Cancellation of shares	(4)	-	(2)	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2025	99,200,641	6	102,764,548	6	1,414,499	15,703,314	(103,085)	226,317	(11,080)	1,526,663	5,601	1,532,264

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net (loss) income	(89,333)	62,344	141,929	20,297
Net loss from discontinued operations	205,808	82,341	-	-
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	36,941	28,978	42,127	6,024
Inventory write-down	9,363	(10,079)	390	56
Share-based compensation	106	16,450	14,080	2,013
Allowance (recovery of allowance) for credit losses	1,242	(4,359)	(1,288)	(184)
Loss of disposal of property and equipment	1,378	364	1,401	200
Deferred income tax expenses (benefits)	2,044	(4,773)	1,363	195
Investment loss (income)	462	(50)	10,189	1,457
Gain on early termination of operating lease	-	-	(44)	(6)
Foreign currency exchange losses (gains), net	-	(225)	2,272	325
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	11,677	18,264	(321)	(46)
Accounts receivable from related parties	(4,370)	(588,030)	252,227	36,068
Inventories	13,841	55,057	(14,944)	(2,137)
Prepaid expenses and other assets	(7,448)	22,497	(67,123)	(9,598)
Other receivables from related parties	5,217	452,950	11,034	1,578
Amounts due to related parties	1,089	(2,609)	(239)	(34)
Accounts and notes payable	(148,737)	454,697	(254,273)	(36,361)
Advances from customers	(7,102)	(18,296)	(1,384)	(198)
Income tax payables	1,124	8,088	(8,377)	(1,198)
Accrued expenses and other liabilities	12,667	8,666	27,774	3,972
Lease liabilities	(4,650)	(1,280)	(2,155)	(308)
Net cash provided by continuing operating activities	41,319	580,995	154,638	22,115
Net cash (used in) provided by discontinued operating activities	(144,547)	135,033	-	-
Net cash (used in) provided by operating activities	(103,228)	716,028	154,638	22,115
Cash flows from investing activities
Purchase of equipment	(103,372)	(28,606)	(41,164)	(5,886)
Purchase of lease hold improvement	(415)	(928)	(175)	(25)
Purchase of intangible assets	(653)	-	(330)	(47)
Purchase of short-term investments	(39,694)	(87,430)	(215,416)	(30,804)
Maturity of short-term investments	28,973	34,241	193,291	27,640
Disposal of property and equipment	898	416	420	60
Placement of long-term investments	-	-	(4,000)	(572)
Placement of long-term deposits	-	-	(170,000)	(24,310)
Maturities of long-term deposits	-	-	150,000	21,450
Placement of short-term deposits	(176,686)	(406,828)	(847,737)	(121,225)
Maturities of short-term deposits	-	470,459	702,247	100,420
Cash receipt from disposals of discontinued operations	-	65,000	-	-
Cashout due to the unconsolidated of discontinued operations	-	(348,136)	-	-
Net cash used in continuing investing activities	(290,949)	(301,812)	(232,864)	(33,299)
Net cash provided by discontinued investing activities	92,023	136,918	-	-
Net cash used in investing activities	(198,926)	(164,894)	(232,864)	(33,299)
Cash flows from financing activities
Proceeds from exercise of vested share options	19	110	344	49
Receipt of borrowing	49,091	58,513	41,118	5,880
Repayment of borrowing	(27,128)	(59,998)	(79,636)	(11,388)
Dividend Paid	-	-	(41,959)	(6,000)
Purchase of non-controlling interests	-	-	(7,728)	(1,105)
Capital injection in subsidiaries from an investor or a non-controlling shareholder	115	1,000	-	-
Repurchase of ordinary shares	(6,440)	(4,283)	(17,659)	(2,525)
Net cash provided by (used in) continuing financing activities	15,657	(4,658)	(105,520)	(15,089)
Net cash provided by (used in) discontinued financing activities	100,000	(30,000)	-	-
Net cash provided by (used in) financing activities	115,657	(34,658)	(105,520)	(15,089)
Effect of exchange rate changes on cash and cash equivalents	9,643	14,649	(12,704)	(1,819)
Net (decrease) increase in cash and cash equivalents and restricted cash	(176,854)	531,125	(196,450)	(28,092)
Cash and cash equivalents and restricted cash at the beginning of the year	813,209	636,355	1,167,480	166,947
Cash and cash equivalents and restricted cash at the end of the year	636,355	1,167,480	971,030	138,855
Less: cash, cash equivalents and restricted cash held for sales at end of the year	(411,028)	-	-	-
Cash, cash equivalents and restricted cash of continuing operations, end of the year	225,327	1,167,480	971,030	138,855
Including:
Cash and cash equivalents of continuing operations at the end of the year	206,405	1,026,188	806,599	115,342
Restricted cash of continuing operations at the end of the year	18,922	141,292	164,431	23,513
Supplemental disclosures of cash flow information:
Cash paid for income tax, net	(187)	(2,226)	(20,657)	(2,954)
Cash paid for interest expense	(5,644)	(5,734)	(5,968)	(853)
Acquisition of equipment in form of other payable	50,158	40,183	2,624	375
Obtaining a right-of-use asset in exchange for a lease liability	-	-	1,006	144
Decrease in a right-of-use asset due to remeasurement of lease terms	-	-	896	128

The accompanying notes are an integral part of these consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Viomi Technology Co., Ltd (the “Company”) is a holding company incorporated under the Laws of the Cayman Islands in January 2015. The Company, through its consolidated subsidiaries and “VIEs” (collectively referred to as the “Group”) is primarily engaged in the operation of developing and selling Home water solution businesses products in the People’s Republic of China (the “PRC”).

(b)	History and Reorganization

The Group commenced its operations in May 2014 through Foshan Yunmi Electric Appliances Technology Co., Ltd. (“Foshan Viomi”), a PRC company established by Mr. Chen Xiaoping (“Mr. Chen” or the “Founder”), and Tianjin Jinxing Investment Co., Ltd. (“Tianjin Jinxing”), a subsidiary of Xiaomi Corporation (“Xiaomi”, also referring to entities controlled by Xiaomi Corporation where appropriate), who is an investor of the Company. Mr. Chen and Tianjin Jinxing invested RMB7,500 and RMB5,000 to establish Foshan Viomi and held 60% and 40% initial equity interests, respectively. Included in the RMB7,500 invested by Mr. Chen, RMB2,500 was invested by certain key management founders and held by Mr. Chen on their behalf (The key management founders, together with Mr. Chen are referred to “the Founders”). The Group has undertaken its reorganization (“Reorganization”) covering below major steps:

●	Incorporation of the Company in the Cayman Island in January 2015;
●	Incorporation of Viomi HK Technology Co., Limited (“Viomi HK”) in Hong Kong as a wholly owned subsidiary of the Company in January 2015;
●	Establishment of Beijing Yunmi Technology Co., Ltd. (“Beijing Viomi”) as a domestic company in January 2015;
●	Incorporation of Lequan Technology Beijing Co., Ltd (“Lequan”) as a wholly owned subsidiary of Viomi HK in the PRC in May 2015;
●	Obtainment of the interest of Foshan Viomi through share issuance of the Company to Mr.Chen for the interest held by Mr.Chen and key management founders and share issuance of the Company to Red Better Limited (“Red Better”), a subsidiary of Xiaomi, and Shunwei Talent Limited (“Shunwei”) for the interest held by Tianjin Jinxing in July 2015;
●	Realization of the Company’s control over Foshan Viomi and Beijing Viomi through Lequan by entering into a series of contractual arrangements with Foshan Viomi, Beijing Viomi and their shareholders as detailed in note 1(c) in July 2015;

The Reorganization was effectively accounted for as a recapitalization since the Company together with its subsidiaries and VIEs were effectively controlled by the same shareholders. On September 25, 2018, the Company completed its IPO on the NASDAQ Global Market in the United States of America.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(b)	History and Reorganization (Continued)

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

In November 2020, the Group entered into an agreement with Sunglow Wealth HK Limited (“Sunglow”) to sell 1% of equity interests of Guangdong Lizi Technology Co. Ltd. (“Guangdong Lizi”) for a consideration of RMB175. Meanwhile, Foshan Viomi transferred all of its equity interests of Guangdong Lizi to Zhumeng Hulian. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021. The Group therefore did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2021. The conditions had not been fulfilled by December 31, 2024 and therefore the Group did not recognize Sunglow as a non-controlling interest of Guangdong Lizi as of December 31, 2024. During the year ended December 31, 2025, Sunglow exited the arrangement.

On July 19, 2024, to implement its “Focus” strategy for Home water solution businesses, the Group entered into definitive agreements with Mr. Chen, and an entity controlled by Mr. Chen, to divest the Group’s businesses and assets involving certain Internet-of-things-enabled (“IoT-enabled”) smart home portfolio products for a total consideration of RMB65,000 in cash (the “Disposal”). The Disposal was approved by a special committee of the board of directors of the Group on the same day.

The sale of the IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) to Mr. Chen was affected through termination, at closing, of the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi, which resulted in Foshan Viomi’s shareholder, Mr. Chen, fully controlling Foshan Viomi and its subsidiaries. As part of a pre-closing reorganization, Zhumeng Hulian and Guangdong Interconnect Technology Co., Ltd. (“Guangdong Interconnect”), formerly named as Guangzhou Interconnect Technology Co., Ltd., entered into a new set of VIE contractual arrangements, as a result of which the Group is considered the primary beneficiaries of Guangdong Interconnect and consolidates its financial results of operations, assets and liabilities in the Group’s consolidated financial statements. The transaction was closed on August 31, 2024.

As of December 31, 2025, details of the Company’s principal subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 05, 2015	100%	Investment holding
Codream HK	Hong Kong	August 20, 2019	100%	Investment holding
Yunmi Hulian	PRC	December 9, 2019	100%	Investment holding
Zhumeng Hulian	PRC	October 14, 2020	100%	Investment holding
Guangdong Lizi	PRC	July 26, 2018	100%	Home appliance development and sales
VIEs:
Guangdong Interconnect	PRC	December 7, 2020	100%	Internet information services
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries

The Company, through Lequan or Zhumeng Hulian, entered into the following contractual arrangements with Beijing Viomi, Guangdong Interconnect and their shareholders, respectively, that enable Lequan or Zhumeng Hulian through their PRC subsidiaries to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, through the exercise of the shareholders’ rights under the shareholder voting proxy agreement as the shareholders’ meetings of the VIEs appoint the board of directors of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs through the exclusive consultation and service agreement. Accordingly, Lequan or Zhumeng Hulian are considered the primary beneficiaries of the VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

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

A simple majority vote of Lequan or Zhumeng Hulian’s board of directors is required to pass a resolution to exercise their rights under the option agreement. Lequan or Zhumeng Hulian’s rights under the option agreement give them the power to control the shareholders of Beijing Viomi and Guangdong Interconnect In addition, Lequan or Zhumeng Hulian’s rights under the shareholder voting proxy agreement also reinforce their abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consultation and service agreements and also ensures that consultation and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. Lequan and Zhumeng Hulian have the rights to receive substantially all of the economic benefits from the VIEs.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

Exclusive consultation and service agreement

In July 2015, Lequan entered into exclusive consultation and service agreements, with Foshan Viomi and Beijing Viomi respectively to enable Lequan to receive substantially all of the economic benefits of the VIEs. In April 2020, Lequan assigned and transferred its rights and obligations of Foshan Viomi under the original agreements to Yunmi Hulian, which succeeded Lequan as a party to such agreement and assumed its rights and obligations thereunder. Under the exclusive consultation and service agreements, Lequan or Yunmi Hulian have the exclusive right to provide or designate any entity affiliated with them to provide VIEs the technical and business support services, including information technology support, hardware management and updates, software development, maintenance and updates and other operating services. The exclusive consultation and service agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. The exclusive consultation and service agreement was effective in July 2015 and will remain effective until all equity interests and assets in Foshan Viomi and Beijing Viomi are sold to Lequan or Yunmi Hulian or the party designated by them. Under this arrangement, Lequan or Yunmi Hulian has the sole discretion to receive an annual service fee at an amount up to 100% of the annual net income of Foshan Viomi and Beijing Viomi, respectively. In addition, Lequan or Yunmi Hulian are entitled to receive other technical service fees at the amount mutually agreed upon by them and the respective VIE.

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi were terminated on July 19, 2024. On March 20, 2026, the exclusive consultation and service agreements between Lequan, Beijing Viomi and each of the shareholders of Beijing Viomi was subsequently amended and restated, and the terms were substantially similar to the exclusive consultation and service agreements described before.

As part of a pre-closing reorganization, Zhumeng Hulian and Guangdong Interconnect entered into a new exclusive consultation and service agreement. Under the new exclusive consultation and service agreement, Zhumeng Hulian has the exclusive right to provide or designate any entity affiliated with it to provide VIE the technical and business support services, including information technology support, hardware management and updates, software development, maintenance and updates and other operating services. The exclusive consultation and service agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. The exclusive consultation and service agreement was effective on July 20, 2024 and will remain effective until all equity interests and assets in Guangdong Interconnect are sold to Zhumeng Hulian or the party designated by it. Under this arrangement, Zhumeng Hulian has the sole discretion to receive an annual service fee at an amount up to 100% of the annual net income of Guangdong Interconnect. In addition, Zhumeng Hulian is entitled to receive other technical service fees at the amount mutually agreed upon by them and the respective VIE.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. On March 20, 2026, the equity pledge agreements between Lequan, Beijing Viomi and each of the shareholders of Beijing Viomi were subsequently amended and restated, and the terms were substantially similar to the equity pledge agreements described before.

As part of a pre-closing reorganization, Zhumeng Hulian and Guangdong Interconnect entered into a new equity pledge agreement on July 20, 2024. Pursuant to the new equity pledge agreement among Zhumeng Hulian, Guangdong Interconnect and its shareholder, the shareholder of Guangdong Interconnect agreed to pledge its equity interests in Guangdong Interconnect to Zhumeng Hulian to secure the performance of the VIE’s obligations under the existing exclusive purchase option agreement, shareholder voting proxy agreement, exclusive consulting and service agreement and also the equity pledge agreement. The Pledge will remain binding until Guangdong Interconnect and its shareholder discharge all their obligations under the contractual agreements.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

Exclusive purchase option agreement (continued)

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. On March 20, 2026, the exclusive purchase option agreements between Lequan, Beijing Viomi and each of the shareholders of Beijing Viomi were subsequently amended and restated, and the terms were substantially similar to the exclusive purchase option agreements described before.

As part of a pre-closing reorganization, Zhumeng Hulian and Guangdong Interconnect entered into a new exclusive option agreement on July 20, 2024. Pursuant to the exclusive option agreement, the shareholder of Guangdong Interconnect is obligated to sell its equity interest to Zhumeng Hulian. Zhumeng Hulian has the exclusive and irrevocable right to purchase, or cause the shareholder of Guangdong Interconnect to sell to the party designated by it, in Zhumeng Hulian’s sole discretion, all of the shareholder’s equity interests or any assets in Guangdong Interconnect when and to the extent that applicable PRC law permits Zhumeng Hulian to own such equity interests and assets in Zhumeng Hulian. The price to be paid will be the minimum amount of consideration permitted by applicable PRC law at the time when such transaction occurs. The shareholder promised and agreed that it will refund the consideration once received to Zhumeng Hulian or any party designated by it within 10 working days. Also, the shareholder of Guangdong Interconnect should try it best to help Guangdong Interconnect develop well and are prohibited from transferring, pledging, intentionally terminating significant contracts or otherwise disposing of any significant assets in Guangdong Interconnect without Zhumeng Hulian’s prior written consent. The exclusive option agreement will remain effective until all equity interests and assets in Guangdong Interconnect are sold to Zhumeng Hulian or the party designated by it.

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

Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. As part of a pre-closing reorganization, Zhumeng Hulian executed a new shareholder voting proxy agreement with Guangdong Interconnect on July 20, 2024, whereby the shareholder irrevocably appoint and constitute the person designated by Zhumeng Hulian as their attorney-in-fact to exercise on its behalf any and all rights that the shareholder has in respect of its equity interests in Guangdong Interconnect. The shareholder voting proxy agreement will be indefinitely effective unless all parties decide to terminate it by written agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Mr. Chen is the ultimate shareholder of Guangdong Interconnect and the largest shareholder of Beijing Viomi, and Mr. Chen is also the largest beneficiary owner of the Company. The interests of Mr. Chen as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Chen is only one of the beneficiary shareholders of the Company. The Company cannot assert that when conflicts of interest arise, Mr. Chen will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Chen may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company relies on Mr. Chen, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Chen, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(c)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

In addition, the other shareholder of Beijing Viomi is also a beneficial owner of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of the Foshan Viomi and Beijing Viomi may act contrary to the contractual arrangements, the Company, through Lequan, entered into a shareholder voting proxy agreement with all of the shareholders of Foshan Viomi and Beijing Viomi in July 2015. The shareholder voting proxy agreement with the shareholder of Foshan Viomi has been updated in September 2018 as Foshan Viomi reduced its registered capital and changed its shareholders from Mr. Chen and Tianjin Jinxing to Mr. Chen alone. In April 2020, Lequan assigned and transferred its rights and obligations of Foshan Viomi under the original agreements to Yunmi Hulian, which succeeded Lequan as a party to such agreement and assumed its rights and obligations thereunder. Due to the Disposal as mentioned above, the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viomi was terminated on July 19, 2024. As part of a pre-closing reorganization, Zhumeng Hulian executed a new shareholder voting proxy agreement with Guangdong Interconnect on July 20, 2024. Through the shareholder voting proxy agreement, all shareholders of Guangdong Interconnect and Beijing Viomi have entrusted the person designated by Lequan or Zhumeng Hulian as its proxy to exercise their rights as the shareholders of Zhumeng Hulian and Beijing Viomi with respect to an aggregate of 100% of the equity interests in Zhumeng Hulian and Beijing Viomi.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	7,179	334,198
Accounts receivable from third parties (net of allowance of RMB19 and nil as of December 31, 2024 and 2025, respectively)	62	-
Amounts due from Group companies	498,455	173,911
Inventories	68	68
Other assets	6,438	5,163
Total assets	512,202	513,340
Accounts and notes payable	4,320	26
Amounts due to Group companies	168	94
Accrued expenses and other liabilities	1,046	5,853
Other liabilities	186	1,305
Total liabilities	5,720	7,278

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue from Group companies (1)	23,344	49,679	1,528
Revenue from a related party and third parties	1,433,072	903,402	170

Cost from Group companies	(790,069)	(533,402)	-
Cost from a related party and third parties	(350,185)	(312,125)	(1,905)

Net income (loss)	29,046	8,160	(411)

(1)	Inter-company revenues between VIEs and other subsidiaries

VIEs sell certain products and provide marketing services to other subsidiaries. For the years ended December 31, 2023, 2024 and 2025, the inter-company sales recognized by VIEs to Primary beneficiaries of VIEs and their subsidiaries for the years ended December 31, 2023, 2024 and 2025 are RMB23,344, RMB49,679 and RMB1,528, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

A VIE is an entity in which the Company, or its subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Lequan, Zhumeng Hulian and ultimately the Company hold all the variable interests of the VIE and have been determined to be the primary beneficiaries of the VIE. As a result of the transaction to Mr. Chen on August 31, 2024, the Group no longer consolidates the results of Foshan Yunmi and its subsidiaries.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include sales returns, inventory valuation, product warranties, variable consideration, share-based compensation, allowance for credit losses, and the valuation allowance for deferred tax assets. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and British Virgin Islands are United States dollar (“US$”), while the functional currency of the Group’s entities in the PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries in Hong Kong and British Virgin Islands, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, and incomes are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss) income in the statements of comprehensive (loss) income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in Foreign currency translation adjustment in the consolidated statements of comprehensive (loss) income.

(e)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.9931 on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive (loss) income.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Long-term deposits

Long-term deposits represent time deposits placed with banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive (loss) income.

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

	Estimated useful lives	Residual rate
Buildings	20 years	5%
Computers and equipment	1-10 years	0%-5%
Vehicle	4 - 5 years	5%

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

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the recoverable amount of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2024 and 2025.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Long-term investment

For an investee over which the Group has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control, the Group accounted for those using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in interest and investment income, net in the consolidated statements of comprehensive (loss) income.

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

Estimated useful lives
Software	1 - 10 years
License	6 years

(r)	Leases

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

The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Leases (Continued)

Lessor accounting

The Group rents out its premises to its related parties and third parties, which is classified as an operating lease in accordance with Topic 842. The revenue from an operating lease is recognized in revenue in the consolidated statements of comprehensive (loss) income on a straight-line basis over the term of the lease.

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

The Group’s revenue is primarily derived from (i) Home water systems, which are composed of smart water purification systems, kettles and heaters, (ii) consumable products complementary to the Group’s Home water systems, such as water purifier filters, (iii) Kitchen appliances and others. Refer to Note 15 to the consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the years ended December 31, 2023, 2024, and 2025.

1)	The Group conducts its business through various contractual arrangements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing, and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer. Accordingly, the Group determines the sales price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that revenue reversal will not occur when settling with the customer subsequently. The Group estimates the variable consideration using the expected value method. In assessing the variable second installment payment, the Group takes into consideration of the historical experience with the customer, selling price of the same or similar products as at the report date as well as the recent market trend. For the years ended December 31, 2023, 2024, and 2025, net revenues earned from second installment payment arrangement represented 3.4%, 10.5% and 10.2% of total revenue from Xiaomi, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

- Rendering of services

The Group provides installation service to end customers for designated Viomi-branded products without separate charge. The end customers have the right, not the obligation, to ask the Group to provide installation service. The installation service is considered being distinct and accounted for as a separate performance obligation as the products and installation services are not inputs into a combined item the end customer has contracted to receive. In addition, the Group does not provide any significant integration, modification, or customization services. It can fulfill its obligation to transfer each of the products or services separately. End customers do not always exercise their rights to ask for installation services as the installation may not be complicated and could be done by end customers themselves. Therefore, the Group expects to be entitled to a breakage amount in the contract liabilities related to installation services. The Group estimates the breakage portion based on historical customers’ requests and recognizes estimated breakage as revenue in proportion to the pattern of rights exercised by end customers on a semi-annually basis. Changes in estimated breakage should be accounted for by adjusting contract liabilities to reflect the remaining rights expected to be exercised.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Revenue recognition (Continued)

Judgment is required to determine standalone selling price for each distinct performance obligation. The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling price. The standalone selling price of the products is determined based on adjusted market assessment approach by estimating the price the customer is willing to pay for the product without installation service. For the standalone selling price of the installation services, the Group semi-annually determines it by using a cost-plus margin approach by referring to actual installation costs charged by the third-party vendors, plus an estimated profit margin of 5% based on consideration of both company specific and relevant market factors.

2)	Sales returns and sales incentives

- Sales to leading e-commerce platforms

The Group’s sales to leading e-commerce platforms started in 2018. As stipulated in the contracts, slow-moving goods are those unsold products after they are controlled by the e-commerce platforms for more than 30 days or 45 days or 60 days, depending on the different categories of products. The Group shall coordinate with the e-commerce platforms to sell the slowing-moving products to end customers through promotions within 30 or 60 days, otherwise, the e-commerce platforms can (i) return such slow-moving products, or (ii) sell on discount as determined by the e-commerce platforms. The Group shall bear all losses caused by such discounted sales. Based on the Group’s history of cooperation with the e-commerce platforms and the pattern that the e-commerce platforms dealt with slow-moving goods, the Group estimates that slow-moving goods will be returned to the Group instead of being sold through discounted sales by the e-commerce platforms. Under ASC 606, a right of return is not a separate performance obligation, but it affects the estimated transaction price for transferred goods. Revenue is only recognized for those products that are not expected to be returned. The estimate of expected returns should be determined in the same way as other variable consideration. Based on historical information and other relevant evidence, including the expected sales and inventory level of the e-commerce platforms, the Group assesses if it is probable there will be no significant reversal of cumulative revenue, and recognizes those sales as revenue. For the years ended December 31, 2023, 2024, and 2025, the expected sales return was RMB24, RMB198 and RMB114, respectively. Accordingly, the Group recognizes an expected return asset of RMB88 and RMB63 and a refund liability of RMB224 and RMB129 as of December 31, 2024 and 2025, respectively. The Group would update its estimate of expected returns at each period end. The expected return asset is presented and assessed for impairment separately from the refund liability. The Group would assess the expected return asset for impairment, and adjust the value of the asset if it becomes impaired. Further, the Group might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to the Group by the e-commerce platforms. The Group evaluates each type of incentives or fees to be paid in accordance with ASC 606. Considering that the Group either does not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis, the Group reduces the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Revenue recognition (Continued)

- 7 days unconditional sales return

Under the consumer protection law, end customers have an unconditional right to return the products purchased through online platforms within 7 days. The Group bases its estimates of sales return on historical results. For the years ended December 31, 2023, 2024, and 2025, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to end customers through online platforms for a group of products. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

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

As of December 31, 2024 and 2025 accounts and notes receivable were RMB626,290 and RMB371,458, respectively. During the years ended December 31, 2024 and 2025, the Group recognized impairments, net of recoveries, for accounts receivable from customers amounted to RMB1,306 and RMB2,927, respectively.

The Group does not have contract assets as of December 31, 2024 and 2025. Contract liabilities consist of deferred revenue related to the Group’s provision of installation services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Revenue recognition (Continued)

As of December 31, 2024 and 2025, deferred revenue were RMB1,864 and RMB416, respectively. During the years ended December 31, 2024 and 2025, the Group recognized revenue of installation services amounted to RMB1,763 and RMB1,864, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize RMB416 of the unearned amount for the Group’s remaining performance obligations related to installation services in 2026. During the years ended December 31, 2024 and 2025, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.

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

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB62,107, RMB53,234 and RMB95,462 for the years ended December 31, 2023, 2024, and 2025, respectively. The shipping expenses amounted to RMB66,870, RMB50,416 and RMB43,670 for the years ended December 31, 2023, 2024, and 2025, respectively.

(w)	General and administrative expenses

General and administrative expenses consist primarily of (i) salaries and welfare for general and administrative personnel, (ii) professional services expenses, (iii) share-based compensation for management and administrative personnel, and (iv) rental expenses.

(x)	Government subsidies

Government subsidies represent tax refund and government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income in the consolidated statements of comprehensive (loss) income when it has fulfilled all of its obligation related to the subsidy. The Group recorded RMB8,641, RMB36,213 and RMB28,272 of subsidy income for the years ended December 31, 2023, 2024, and 2025, respectively.

(y)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB18,857, RMB14,188 and RMB25,565 for the years ended December 31, 2023, 2024, and 2025, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)	Share-based compensation

Share-based compensation expenses arise from share-based awards, mainly including share options for the purchase of ordinary shares for the periods presented. The Group accounts for share-based awards granted to the employees in accordance with ASC 718 Stock Compensation.

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

The Group’s accounts and notes receivable and other receivables from related parties and third parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related accounts and notes receivable and other receivables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, macroeconomic factors are also considered. This is assessed at each period based on the Group’s specific facts and circumstances. For the years ended December 31, 2023, 2024, and 2025, the Group recorded expected credit losses of RMB2,563, RMB(4,360), and RMB(1,288), respectively in general and administrative expenses. As of December 31, 2024 and 2025, the expected credit loss provision for the accounts and notes receivable and other receivables is RMB10,965 and RMB6,750, respectively. The decrease is primarily attributable to the reversal of allowance for expected credit loss.

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable and other receivables from related parties for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	16,631	10,965
Current year provision	264	1,522
Reversals	(4,624)	(2,810)
Write-off	(1,306)	(2,927)
Balance at end of the year	10,965	6,750

(bb)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss) income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(bb)	Income taxes (Continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive (loss) income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024, and 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

(cc)	Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income, net of tax. Other comprehensive (loss) income refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net (loss) income. The Group’s other comprehensive income consists of foreign currency translation adjustments from its entities not using the RMB as their functional currency. Comprehensive (loss) income is reported in the consolidated statements of comprehensive (loss) income.

(dd)	Statutory reserves

The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(dd)	Statutory reserves (Continued)

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

The appropriations to statutory reserve funds amounted to nil and RMB26,493 during the years ended December 2024 and 2025. Statutory reserve funds amounting to RMB12,517 and RMB39,010 were recognized in additional paid-in capital as of December 31, 2024 and 2025, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(hh)	Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group adopted this ASU commencing January 1, 2024 which was applied retrospectively to all prior periods presented, and the adoption of the ASU did not have a material impact on the Group’s consolidated financial statements.

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

(ii)	Recently issued accounting pronouncements

Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group adopted ASU No. 2023-09 from the annual period beginning from January 1, 2025. The adoption of this standard did not have a material impact to its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

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

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii)	Recently issued accounting pronouncements (Continued)

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

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans (ASU 2025-08). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods, and the Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (ASU 2025-10), introducing U.S. GAAP guidance on the accounting for government grants for business entities. The new standard closely aligns with International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, covering monetary and tangible nonmonetary assets received from governments while excluding exchange transactions. ASU 2025-10 is effective for annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3.	DISCONTINUED OPERATIONS

Disposal of Foshan Viomi and its subsidiaries

On July 19, 2024, the Group entered into definitive agreements with Mr. Chen, and an entity controlled by Mr. Chen (Refer to Note 1). Accordingly, the assets and liabilities of Foshan Viomi and its subsidiaries were classified as “Assets held for sale” and “Liabilities held for sale” within current and non-current assets and liabilities, respectively, on the consolidated balance sheets as of December 31, 2023. The results of operations of Foshan Viomi and its subsidiaries have been reclassified to “net loss from discontinued operations” in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2023 and 2024.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.	DISCONTINUED OPERATIONS (Continued)

The following tables set forth the statements of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements for the years ended December 31, 2023 and 2024 (in thousands):

	For the year ended December 31,
	2023	2024
	RMB	RMB
Net revenues:
A related party	24,434	5,821
Third parties	830,216	293,050
Total net revenues	854,650	298,871
Cost of revenues	(807,146)	(297,289)
Gross profit	47,504	1,582
Operating expenses:
Research and development expenses	(74,032)	(41,245)
Selling and marketing expenses	(187,156)	(54,681)
General and administrative expenses	(24,162)	(7,667)

Total operating expenses	(285,350)	(103,593)

Other income, net	8,623	4,320

Loss from operations	(229,223)	(97,691)

Interest and investment income, net	13,062	3,846
Other non-operating loss	(1,500)	-
Loss before income tax expenses	(217,661)	(93,845)
Income tax credits	11,853	11,504
Net loss from discontinued operations	(205,808)	(82,341)

	For the year ended December 31,
	2023	2024
	RMB	RMB
Net cash (used in) provided by discontinued operating activities	(144,547)	135,033
Net cash provided by discontinued investing activities	92,023	136,918
Net cash provided by (used in) discontinued financing activities	100,000	(30,000)

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, short-term and long-term deposits, accounts and notes receivable and amounts due from related parties. The Group places its cash and cash equivalents, restricted cash, short-term investments and short-term deposits with financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration risk of accounts and notes receivable from third parties are presented as below:

	As of December 31,
	2024		2025
	RMB		RMB
Company A	9,653	40%	16,070	51%
Company B	-	-	6,004	19%
Company C	4,440	18%	-	-

Concentration risk of accounts receivable from related parties are presented as below:

	As of December 31,
	2024		2025
	RMB		RMB
Xiaomi	591,221	100%	304,078	89%
Foshan Viomi	-	-	36,095	11%

Concentration risk of other receivables from related parties are presented as below:

	As of December 31,
	2024		2025
	RMB		RMB
Xiaomi	100	1%	200	100%
Foshan Viomi	11,134	99%	-	-

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

4.	CONCENTRATION AND RISKS (Continued)

(c)	Revenue concentration risk

	Year ended December 31,
	2023		2024		2025
	RMB		RMB		RMB
Xiaomi	1,292,880	79%	1,752,246	83%	2,174,895	90%

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	As of December 31, 2024		As of December 31, 2025
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	834,573	834,573	642,729	642,729
US$	26,269	188,832	22,589	158,775
Others (i)	935	2,783	107,755	5,095
Cash and cash equivalents		1,026,188		806,599

(i)	As of December 31, 2025, the other currencies consist of Hong Kong Dollar, Euro, Korean Won, Canadian Dollar and Singapore Dollar.

6.	RESTRICTED CASH

As of December 31, 2024 and 2025, the Group held restricted cash of RMB141,292 and RMB164,431, respectively, in designated bank accounts, which were composed of the deposit required for issuing bank acceptance bills of RMB62,108 and RMB77,332, respectively, capital deposit of RMB770 and RMB770, and the foreign exchange deposits of RMB78,414 and RMB79,717, respectively.

7.	SHORT-TERM INVESTMENTS

Short-term investments mainly represent company securities and structured deposits. Short-term investments balance as of December 31, 2024 and 2025 is denominated in RMB, amounted to RMB72,500 and RMB82,598, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

8.	INVENTORIES, NET

Inventories, net consisted of the followings:

	As of December 31,
	2024	2025
	RMB	RMB
Finished goods	80,853	105,315
Raw materials	31,472	21,564
Inventories, net	112,325	126,879

The Group recorded inventory written down amounted to RMB3,104 and RMB805 as of December 31, 2024 and 2025, respectively.

9.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2024	2025
	RMB	RMB
Advances to suppliers	47,204	96,911
Other receivables	37,236	45,267
Prepayment for equipment	2,367	17,225
Prepaid expenses	1,138	16,101
Lease hold improvement	1,383	584
Expected return assets	88	63
Total	89,416	176,151
Less: non-current portion	(18,053)	(19,055)
Prepaid expenses and other assets-current portion	71,363	157,096

10.	PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Buildings	258,910	258,910
Computers and equipment	140,465	171,989
Vehicle	2,692	3,038
Construction in progress	7,343	-
Total	409,410	433,937
Less: accumulated depreciation	(94,101)	(128,505)
Property, plant, and equipment, net	315,309	305,432

The Group had recorded depreciation expense of RMB24,077, RMB22,882 and RMB35,239 for the years ended December 31, 2023, 2024, and 2025, respectively. No impairment was recorded for the years ended December 31, 2023, 2024, and 2025.

In addition, the Group also pledged certain property, plant, and equipment for the Group’s long-term borrowings (See Note 12).

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

11.	LAND USE RIGHT, NET

In 2020, the Group obtained a land use right in Foshan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use right is summarized as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Land use right	63,618	63,618
Less: accumulated amortization	(5,714)	(6,987)
Land use right, net	57,904	56,631

The Group had recorded amortization expense of RMB1,272, RMB1,273 and RMB1,273 for the years ended December 31, 2023, 2024, and 2025, respectively.

In addition, the Group also pledged its land use right for the Group’s long-term borrowings (See Note 12).

The estimated future amortization expense for land use rights is as follows:

Years ending December 31,	RMB
2026	1,273
2027	1,273
2028	1,273
2029	1,273
2030	1,273
Thereafter	50,266
56,631

12.	BORROWINGS

(1)	Short-term borrowings

Short-term bank loans consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Bank of China (1)	30,000	30,000
Industrial and Commercial Bank of China (2)	20,000	10,000
Total	50,000	40,000

(1)	On January 8, 2025, the Group entered into a loan agreement with Bank of China to borrow RMB30.0 million as working capital for one year. The loan was withdrawn on January 15, 2025 and as a maturity date in January 15, 2026. The loan has a fixed interest rate of 2.85% per annum. The loan was fully repaid upon maturity.

(2)	On March 25, 2025, the Group entered into a loan agreement with Industrial and Commercial Bank to borrow RMB10.0 million as working capital for one year, with a maturity date of March 26, 2026. These loans have a fixed interest rate of 2.75% per annum. The loan was fully repaid upon maturity.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	BORROWINGS (Continued)

The Group incurred interest expenses for short-term borrowings of nil and RMB1,263 and RMB1,182 for the years ended December 31, 2023, 2024, and 2025, respectively. The annual weighted average interest rates were nil and 2.85% and 2.83% for the years ended December 31, 2023, 2024, and 2025, respectively.

(2)	Long-term borrowings

	As of December 31,
	2024	2025
	RMB	RMB
Agricultural Bank of China	105,245	76,727
Total	105,245	76,727

Less: long-term borrowing-current portion	(29,300)	(25,061)

Long-term borrowing	75,945	51,666

On March 8, 2021, The Group entered into a line of credit agreement with Agricultural Bank of China, which is used for the development of Viomi Technology Park, a comprehensive high-tech industrial campus, which was completed in the second half of 2023. The line of credit is effective from March 8, 2021 to March 7, 2026 and the credit limit is RMB310,000. The loan is guaranteed by Foshan Viomi, a related party of the Group. As of December 31, 2025, the Group borrowed, in aggregate, a total of RMB193,489 under the line of credit, with interest rate ranging from 2.75% to 2.90% per annum. The Group repaid a total of RMB116,762, and the outstanding balance of long-term borrowings was RMB76,727 as of December 31, 2025. As of December 31, 2025, the Group had unutilized lines of credit of RMB116,511 under the line of credit agreement with Agricultural Bank of China.

The future maturities of long-term borrowings as of December 31, 2025 were as follows:

12 months ending December 31,	RMB
2026	25,061
2027	24,959
2028	24,959
2029	1,180
2030	568
Total long-term borrowings	76,727

The Group’s building properties with net book values of RMB233,289 and land use right with net book values of RMB56,631 were pledged as collateral to secure these loans as of December 31, 2025.

The Group completed the construction in the second half of 2023, and prior to the completion, the Group capitalized the interest expense as cost of the assets, and after the assets was ready for its intended use, the Group expenses off the interest expenses. The Group capitalized interest expense of RMB5,031 for the year ended December 31, 2023, and the Group recorded interest expenses of RMB4,262 and RMB2,590 for the years ended December 31, 2024, and 2025, respectively.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB
Accrued payroll and welfare	42,557	62,810
Payment for purchase of property	40,183	42,127
Marketing and promotion expenses	4,187	18,461
Professional fee payables	7,547	14,670
Deposit from suppliers	11,619	11,988
Freight payable	16,879	11,364
Product warranty	40,568	31,035
Other tax payable	6,826	9,871
Installation fee payables	-	335
Refund liabilities	224	129
Other current liabilities	12,029	7,370
Total	182,619	210,160
Less: non-current portion	(14,492)	(53,117)
Accrued expenses and other liabilities-current portion	168,127	157,043

Product warranty activities were as follows:

Product Warranty
RMB
Balance at December 31, 2023	5,007
Provided during the year	88,889
Utilized during the year	(46,914)
Disposed during the year	(6,414)
Balance at December 31, 2024	40,568
Provided during the year	67,450
Utilized during the year	(76,983)
Balance at December 31, 2025	31,035

14.	SEGMENT REPORTING

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

The accounting policies of the segment are the same as those described in Note “2. Summary of Significant Accounting Policies”. The Company’s CODM uses net income to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income to manage the Group’s operations and assess operating profitability. The Group operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of comprehensive (loss) income. These significant segment expenses include cost of revenue, research and development, selling and marketing, and general and administrative expenses. Other segment items that are presented on the consolidated statements of comprehensive (loss) income include other income, net, interest and investment income, net, and other non-operating income (loss), income tax expenses. The Group’s entity-wide disclosures, including the breakout of revenue between products are included in Note “15. Revenue”.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	REVENUE

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sales of products
- Home water solutions	1,077,858	1,498,368	1,686,566
- Kitchen appliances and others	214,279	337,177	484,565
- Consumables	324,738	277,704	235,388
Total of sales of products	1,616,875	2,113,249	2,406,519
Rendering of services	21,861	5,733	21,707
Total	1,638,736	2,118,982	2,428,226

All the revenue is recognized at a point in time when control of the promised goods is transferred to the customers.

16.	INCOME TAX EXPENSES

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented except for the entities which are qualified to certified High and New Technology Enterprises (“HNTE”) that are entitled to a favorable statutory tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018. The additional tax deduction has been increased from 75% of the qualified research and development expenses to 100%, effective from 2021, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in May 2021 (“Super Deduction”).

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2024 and 2025 are approximately nil and RMB334,248, respectively. The Company does not intend to have any of its subsidiaries located in the PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2024 and 2025.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	INCOME TAX EXPENSES (Continued)

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive (loss) income are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expenses	11,544	21,686	11,295
Deferred tax expenses (benefit)	2,044	(4,773)	1,363
Income tax expenses	13,588	16,913	12,658

Reconciliation between the income tax expenses computed by applying the PRC enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Income from operations in the PRC	126,692		177,311		157,704
Income (loss) from overseas entities	3,371		(15,713)		(3,117)
Income before income tax	130,063		161,598		154,587
Tax expense from overseas entities at PRC enterprise income tax rate	32,515	25.0%	40,400	25.0%	38,647	25.0%
Effect of income tax in jurisdictions other than the PRC	(2,625)	(2.0)%	(311)	(0.2)%	(3,759)	(2.4)%

Nontaxable or nondeductible items
Income tax on tax holiday(1)	(14,952)	(11.5)%	(20,298)	(12.6)%	(17,545)	(11.3)%
Tax effect of permanent differences(2)	(12,860)	(9.9)%	(13,572)	(8.4)%	(16,382)	(10.6)%

Change in valuation allowance(3)	11,494	8.8%	8,227	5.1%	9,585	6.2%
Effect of share-based compensation	16	0.0%	2,467	1.5%	2,112	1.4%
Income tax expenses	13,588	10.4%	16,913	10.4%	12,658	8.3%

(1)	The income tax on tax holidays represents the effect of preferential income tax rate enjoyed by Guangdong Lizi and Yunmi Hulian. Guangdong Lizi applied for HNTE qualification renewal in 2023. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2023 and should apply for HNTE qualification renewal in 2026. Yunmi Hulian applied for the HNTE qualification and obtained approval in December 2021. It is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2022, and its HNTE status ceased at the end of 2023.

(2)	The permanent book-tax differences mainly consisted of R&D super deductions.

(3)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance for the years ended December 31, 2023, 2024, and 2025 were provided for net operating loss carry forward of certain group entities which reported loss because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of their future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	INCOME TAX EXPENSES (Continued)

The per share effect of the tax holidays were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net income per share effect – basic	0.07	0.10	0.09
Net income per share effect – diluted	0.07	0.10	0.08

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued expenses and others	9,363	8,343
Net operating loss carry forwards	39,905	49,541
Inventories write downs	388	120
Deferred income	74	28
Total deferred tax assets	49,730	58,032
Less: valuation allowance	(40,032)	(49,617)
Deferred tax assets, net	9,698	8,415

Movement of valuation allowance:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	20,358	31,852	40,032
Provided	11,494	8,180	9,585
Balance at end of the year	31,852	40,032	49,617

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	ORDINARY SHARES

The Company adopts a dual-class ordinary share structure. Pursuant to the resolution of the shareholders of the Company on August 23, 2018, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares comprising of (i) 4,800,000,000 class A ordinary shares of a par value of US$0.00001 each (“Class A Ordinary Shares”), (ii) 150,000,000 class B ordinary shares of a par value of US$0.00001 each (“Class B Ordinary Shares”) and (iii) 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity other than holders of Class B Ordinary Shares or their affiliates, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

Immediately prior to the completion of the IPO, 16,145,454 issued Class A Ordinary Shares held by certain key management founders, 33,818,182 issued Pre-IPO Class B Ordinary Shares held by Red Better, and 67,636,364 issued Pre-IPO Class B Ordinary Shares held by Mr. Chen’s wholly-owned entity Viomi Limited was automatically converted by way of re-designation and re-classification into Class B Ordinary Shares on a one-for-one basis, and the rest of the outstanding 4,000,000 Class A Ordinary Shares, the rest of the outstanding 33,818,182 Pre-IPO Class B Ordinary Shares, and all outstanding 18,181,818 Series A Preferred Shares was automatically converted by way of re-designation and re-classification into Class A Ordinary Shares on a one-for-one basis. Upon the completion of the Company’s IPO in 2018, 34,200,000 Class A Ordinary Shares were issued, and the Company had 90,200,000 Post-IPO Class A Ordinary Shares and 117,600,000 Post-IPO Class B Ordinary Shares outstanding, respectively.

As of December 31, 2022, the Company had 104,539,463 Class A Ordinary Shares and 102,854,550 Class B Ordinary Shares outstanding, respectively, following the option exercises into Class A Ordinary Shares, conversions of Class B Ordinary Shares to Class A Ordinary Shares as well as the repurchase of Class A Ordinary Shares following the IPO during the previous years.

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

During the year ended December 31, 2025, 1,218,363 Class A Ordinary Shares were issued for the exercised share options. In addition, 3,077,262 Class A Ordinary Shares were repurchased by the Group. 4 Class A Ordinary Shares and 2 Class B Ordinary Shares were cancelled by the Group. As of December 31, 2025, the Company had 99,200,641 Class A Ordinary Shares and 102,764,548 Class B Ordinary Shares outstanding.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Share-based compensation expenses
—Share options(a)	106	16,450	14,080

(a)	Share options

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

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan. As of December 31, 2025, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 32,148,434.

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

For the year ended December 31, 2025, the Company granted 4,880,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION (Continued)

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model. Assumptions used to determine the fair value of share options granted during 2024 and 2025 are summarized in the following table:

	Year ended December 31,
	2024	2025
Risk-free interest rate	3.90%-4.38%	4.35%-4.40%
Expected volatility	59.20%-59.21%	60.31%-61.13%
Expected life of option (years)	20	20
Expected dividend yield	-	-
Fair value per ordinary share	0.13-0.53	0.45-1.01

(1)	Risk-free interest rate

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity under the 2015 Share Incentive Plan and 2018 Share Incentive Plan for the years ended December 31, 2023, 2024, and 2025 is included in the table below.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding at December 31, 2022	19,742,616	0.81	6.49	22,974
Granted
Forfeited	(5,047,307)	0.78
Exercised	(176,883)	0.03
Outstanding at December 31, 2023	14,518,426	0.83	5.58	15,553
Granted	11,920,000	0.11
Forfeited	(1,642,047)	0.54
Exercised	(355,543)	0.04
Outstanding at December 31, 2024	24,440,836	0.51	11.43	19,794
Granted	4,880,000	0.11	-	-
Forfeited	(3,065,568)	0.17	-	-
Exercised	(1,218,363)	0.82	-	-
Outstanding at December 31, 2025	25,036,905	0.46	11.73	21,353
Exercisable as of December 31, 2025	11,366,907	0.82	3.48	12,840
Expected to vest as of December 31, 2025	13,557,594	0.15	18.59	8,328

The weighted average grant date fair value of options granted for the years ended December 31, 2024 and 2025 was RMB3.26 (US$0.45) per option and RMB6.56 (US$0.92) per option, respectively.

As of December 31, 2024 and 2025, there was RMB36,988 and RMB40,415 (US$5,658) of unrecognized compensation expenses related to the options, respectively.

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

During 2025, Sunglow exited the arrangement. Accordingly, there will be no more unrecognized compensation expenses associated with restricted shares granted to Sunglow to be recognized in future periods.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Numerator for basic calculation - Net income attributable to ordinary shareholders of the Company from continuing operations	116,768	144,364	141,644

Denominator:
Denominator for basic calculation - weighted average ordinary shares outstanding	206,387,105	204,787,786	203,997,871
Dilutive effect of share options	1,280,658	1,903,131	6,922,622
Denominator for diluted calculation	207,667,763	206,690,917	210,920,493

Basic net income per ordinary share from continuing operations	0.57	0.70	0.69
Diluted net income per ordinary share from continuing operations	0.56	0.70	0.67

20.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Mr. Xiaoping Chen	Founder
Foshan Viomi and its subsidiaries (“Foshan Viomi”)*	Controlled by a principal shareholder of the Company
Xiaomi	Shareholder of the Group

*	Due to the Disposal as mentioned above (See Note 1), the existing VIE contractual arrangements between Yunmi Hulian and Foshan Viom was terminated on July 19, 2024, which resulted in Foshan Viomi’s shareholder, Mr. Chen, fully controlling Foshan Viomi and its subsidiaries. As a result, Foshan Viomi and its subsidiaries became to the Group’s related parties since August 31, 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

(1)	Amount due from/to related parties

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable from related parties:
Xiaomi(a)	591,221	304,078
Foshan Viomi (c)	-	36,095
Total	591,221	340,173

Other receivables from related parties:
Other receivables from Xiaomi	100	200
Other receivables from Foshan Viomi	11,134	-
Total	11,234	200

Amounts due to related parties:
Purchase and other payable to Xiaomi(a)	835	596
Total	835	596

(2)	Purchase from related parties

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Foshan Viomi(c)	-	17,144	9,763
Xiaomi(a)	26,341	13,546	-
Total	26,341	30,690	9,763

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	RELATED PARTY TRANSACTIONS (Continued)

(3)	Revenue from related parties

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Xiaomi(a)	1,292,880	1,752,246	2,174,895
Foshan Viomi(c)	-	66,852	39,894
Total	1,292,880	1,819,098	2,214,789

(4)	Research and development expenses

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Xiaomi(a)	716	273	-

(5)	Selling and marketing expenses

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Other expenses charged by Foshan Viomi(d)	-	400	9,861
Commission expenses charged by Xiaomi (b)	24,511	20,399	48,594
Other expenses charged by Xiaomi(b)	797	-	-
Total	25,308	20,799	58,455

(6)	Other income and expenses

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Interest income(e)	-	1,902	-
Interest expense(f)	-	485	-
Total	-	2,387	-

(a)	The Group both sells water purifiers and other products to and purchase Xiaomi branded products and certain raw materials from Xiaomi. The amount due from Xiaomi represents receivable arising from sales of water purifiers and other products. The balance due to Xiaomi represents payable arising from purchase of Xiaomi branded products and certain raw materials.

(b)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group commission and technical service fees, also Xiaomi provides advertising and promotion service. The amount due from Xiaomi represents sales receivable net of commission, advertising and promotion service.

Certain amounts in prior periods have been reclassified to conform with current period presentation. These reclassifications had no impact on the Group’s consolidated financial statements.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

20.	RELATED PARTY TRANSACTIONS (Continued)

(c)	The Group purchases certain raw materials from Foshan Viomi and its subsidiaries. The Group also sells its own branded products to Foshan Viomi, and provides rental services, and other services to Foshan Viomi and its subsidiaries.

(d)	The Group’s related party provides transportation services, maintenance services, promotion services as well as installation services for the Group.

(e)	On July 1, 2024, the Company entered into a loan agreement with Foshan Viomi to lend USD20.0 million for its working capital needs with maturity date on November 20, 2028. The loan has a fixed interest rate of 4.0% per annum. The loan was fully collected from Foshan Viomi as of December 31, 2024.

(f)	On February 14, 2019, Guangdong Lizi entered into a loan agreement with Foshan Viomi to borrow RMB10.0 million. The loan has a fixed interest rate of 4.8% per annum. The loan was fully repaid by Guangdong Lizi on November 28, 2024.

21.	FAIR VALUE MEASUREMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2024 and 2025 except for short-term investments (Note 7).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2024 and 2025:

	Level 1(i)	Level 2 (ii)	Level 3	Total
As of December 31, 2025
Short-term investments	-	82,598	-	82,598
As of December 31, 2024
Short-term investments	48,187	24,313	-	72,500

(i)	These short-term investments represent mainly company securities, and the Company values these short-term investments based on unadjusted quoted prices from active markets of these securities at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 1.

(ii)	These short-term investments represent mainly company securities and structured deposits, and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Company’s other financial instruments consist principally of cash and cash equivalents, restricted cash, short-term and long-term deposits, accounts and notes receivable, other receivables, amounts due to/from related parties, accounts and notes payable and certain accrued expenses. They are recorded at cost which approximates fair value.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

22.	LEASES

The Group’s operating leases are principally for office space and facilities. At December 31, 2024 and 2025, The Group’s operating leases had a weighted average discount rate of 4.75% and 4.75% and a weighted-average remaining term of 2.3 years and 1.4 years, respectively. The components of lease expense were as follow：

	Year ended December 31,
	2024	2025
	RMB	RMB
Lease cost
Operating lease expense	2,193	2,147
Short-term lease expense (i)	1,147	340
Total lease cost	3,340	2,487

(i)	Includes leases with a term of one year or less.

Supplemental cash flow information for leases was as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB
Operating cash flows relating to operating leases	1,991	1,949
Lease liabilities arising from obtaining right-of-use assets	2,568	1,006

As of December 31, 2025, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

RMB
2026	1,356
2027	304
2028	131
Total future minimum rental payment	1,791
Less amount representing imputed interest	(60)
Present value of future minimum rental payments	1,731
Less current portion, recorded in other current liabilities	1,310
Long-term lease liabilities, recorded in other long-term liabilities	421

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

23.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The operating commitments mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. As of December 31, 2025, there were no future minimum commitments under non-cancelable agreements.

(b)	Capital and other commitment

Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Property, plant, and equipment	40,848	57,147

(c)	Legal proceedings

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

24.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB97,942 and RMB653,035 as of December 31, 2024 and 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

For the year ended December 31, 2025, the Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company are required to be presented.

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

On January 1, 2026, the Group entered into a loan agreement with Agricultural Bank of China to borrow RMB20.0 million as working capital for one year, with a maturity date of December 31, 2026. These loans have a fixed interest rate of 2.25% per annum.

On January 7, 2026, the Group entered into a loan agreement with Bank of China to borrow RMB10.0 million as working capital for one year. The loan was withdrawn on January 21, 2026 with a maturity date in January 21, 2027. The loan has a fixed interest rate of 2.30% per annum.

On March 25, 2026, the Company announced that its Board of Directors has approved a special cash dividend of US$0.022 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on April 6, 2026. The special cash dividend has been paid in full as of the issuance date of the consolidated financial statements.

The Group has evaluated the impact of events that have occurred subsequent to December 31, 2025, through April 22, 2026, the issuance date of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except for the event as discussed above.

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries/VIEs” and the respective profit or loss as “Equity in (loss) gain of subsidiaries/VIEs” on the condensed statements of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Cash and cash equivalents	164,583	2,918
Short-term investments	-	2,667
Amounts due from Group companies	542,635	501,851
Investments in subsidiaries/VIEs	696,911	471,430
Other assets	132,063	660,149
Total assets	1,536,192	1,639,015

Liabilities
Accounts and notes payable	-	863
Accrued expenses and other liabilities	3,254	4,608
Amounts due to Group companies	88,497	106,881
Total Liabilities	91,751	112,352
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 101,059,544 and 99,200,641 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	6	6
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,550 and 102,764,548 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	6	6
Treasury stock	(85,426)	(103,085)
Additional paid-in capital	1,376,730	1,403,419
Retained earnings	153,125	226,317
Total equity attributable to shareholders of the Company	1,444,441	1,526,663
Total liabilities and shareholders’ equity	1,536,192	1,639,015

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except shares, ADS, per share and per ADS data)

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating expenses
General and administrative expenses	(5,072)	(5,768)	(4,582)
Total operating expenses	(5,072)	(5,768)	(4,582)
Other expenses	-	-	(310)
Equity in (loss) gain of subsidiaries/VIEs	(74,290)	78,525	127,470
(Loss) Income from operations	(79,362)	72,757	122,578
Interest and investment (expenses) income, net	(7,006)	(7,932)	19,066
Other non-operating income	3,164	-	-
(Loss) Income before income tax expenses	(83,204)	64,825	141,644
Income tax expenses	-	-	-
Net (loss) income	(83,204)	64,825	141,644
Net (loss) income from discontinued operations attributable to the Company	(1,470)	(1,411)	-
Net (loss) income attributable to ordinary shareholders of the Company	(84,674)	63,414	141,644

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(93,378)	274,797	111,820
Net cash provided by (used in) by investing activities	21,245	(58,936)	(122,020)
Net cash used in financing activities	(6,421)	(82,790)	(148,551)
Effect of exchanges rates on cash and cash equivalents	1,122	18,169	(2,914)
Net (decrease) increase in cash and cash equivalents and restricted cash	(77,432)	151,240	(161,665)
Cash and cash equivalents at the beginning of the year	90,775	13,343	164,583
Cash and cash equivalents at the end of the year	13,343	164,583	2,918

